Form 20-F
period 2022-09-30
KWESST Micro Systems Inc.
filed 2023-01-27
CIK 1889823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2022

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________ to ____________________

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-39389

KWESST Micro Systems Inc.
(Exact name of Registrant as specified in its charter)

British Columbia
(Jurisdiction of incorporation or organization)

155 Terence Matthews Crescent, Unit #1, Ottawa, Ontario, Canada, K2M 2A8
(Address of principal executive offices)

Steven Archambault, (613) 319-0537, archambault@kwesst.com
155 Terence Matthews Crescent, Unit #1, Ottawa, Ontario, Canada, K2M 2A8
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	KWE	Nasdaq Capital Market
Warrants	KWESW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 4,072,738 Common Shares

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☑

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☑

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Company has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files). Yes ☑          No ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑	Emerging growth company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to previous question, indicate by check mark which financial statement item the Company has elected to follow. Item 17☐ Item 18☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

INTRODUCTION

In this Annual Report on Form 20-F (the "Annual Report"), "KWESST," "Company," "we," "us" and "our" refer to KWESST Micro Systems Inc. and its consolidated subsidiaries.

Information contained in this Annual Report is given as of September 30, 2022, the fiscal year end of Company, unless otherwise specifically stated.

Market and industry data used throughout this Annual Report was obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and the limitations and uncertainty inherent in any statistical survey of market size, conditions and prospects.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we file any of these documents as an exhibit to this Annual Report, you may read the document itself for a complete description of its terms.

Unless otherwise indicated, all references in this Annual Report to "dollars" or "CAD" or "$" are to Canadian dollars and all references to "USD" or "USD$" are to United States dollars.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at various times.

Canadian Dollars to U.S. Dollars	Year Ended September 30, 2022	Year Ended September 30, 2021
High for period	0.8111	0.8306
Low for period	0.7285	0.7491
Average rate for period	0.7832	0.7915
Rate at end of period	0.7296	0.7849

The daily average exchange rate on January 26, 2023 as reported by the Bank of Canada for the conversion of USD into CAD was USD$1.00 equals CAD$1.3349.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" and "forward-looking information" within the meaning of United States and Canadian securities laws (collectively, "forward-looking statements"). Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements relating to:

  our expectations regarding our business, financial condition and results of operations;
  the future state of the legislative and regulatory regimes, both domestic and foreign, in which we conduct business and may conduct business in the future;
  our expansion into domestic and international markets;
  our ability to attract customers and clients;
  our marketing and business plans and short-term objectives;
  our ability to obtain and retain the licenses and personnel we require to undertake our business;
  our strategic relationships with third parties;
  our anticipated trends and challenges in the markets in which we operate;
  governance of us as a public company; and
  expectations regarding future developments of products and our ability to bring these products to market.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following risk factors:

  limited operating history;

  failure to realize growth strategy;
  failure to complete transactions or realize anticipated benefits;
  reliance on key personnel;
  regulatory compliance;
  competition;
  changes in laws, regulations and guidelines;
  demand for our products;
  fluctuating prices of raw materials;
  pricing for products;
  ability to supply sufficient product;
  expansion to other jurisdictions;
  damage to our reputation;
  operating risk and insurance coverage;
  negative operating cash flow;
  management of growth;
  product liability;
  product recalls;
  environmental regulations and risks;
  ownership and protection of intellectual property;
  constraints on marketing products;
  reliance on management;
  fraudulent or illegal activity by our employees, contractors and consultants;
  breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;
  government regulations with regards to COVID-19 (as defined below), employee health and safety regulations;
  the duration and impact of COVID-19, and including variants of COVID-19, on our operations;
  regulatory or agency proceedings, investigations and audits;
  additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;
  conflicts of interest;
  litigation;
  risks related to United States' and other international activities;
  risks related to security clearances;
  risks relating to the ownership of our securities, such as potential extreme volatility in the price of our securities;
  no assurance of an active market for Common Shares and Warrants (as defined below);
  risks related to our foreign private issuer status;
  risks related to our emerging growth status; and
  risks related to our failure to meet the continued listing requirements of the Nasdaq Capital Market ("Nasdaq").

Although the forward-looking statements contained in this Annual Report are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking statements. Certain assumptions were made in preparing the forward-looking statements concerning availability of capital resources, business performance, market conditions and customer demand.

STATUS AS AN EMERGING GROWTH COMPANY

We are an "emerging growth company" as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of USD$1,235,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission ("SEC")) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the "Securities Act"); (c) the date on which we have, during the previous 3-year period, issued more than USD$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the immediate future.

Generally, a registrant that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "large accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management's assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an "accelerated filer" or a "large accelerated filer". In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 (the "SOX") has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

FOREIGN PRIVATE ISSUER FILINGS

We are considered a "foreign private issuer" pursuant to Rule 405 promulgated under the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. For as long as we are a "foreign private issuer" we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for United States domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our "foreign private issuer status" we would be required to comply with Exchange Act reporting and other requirements applicable to United States domestic issuers, which are more detailed and extensive than the requirement for foreign private issuers.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company's operations and financial performance are subject to the normal risks of its industry and are subject to various factors which are beyond the control of the Company. Certain of these risk factors are described below. The risks described below are not the only ones facing the Company. Additional risks not currently known to the Company, or that it currently considers immaterial, may also adversely impact the Company's business, operations, financial results or prospects, should any such other events occur.

Risks Relating to Our Business

We are an early-stage company.

We are an early-stage company and as such, we are subject to many risks including under-capitalization, cash shortages, and limitations with respect to personnel, financial and other resources and the lack of revenue. There is no assurance that we will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of our early stage of operations. Our prospects must be considered speculative in light of the risks, expenses, and difficulties frequently encountered by companies in their early stages of operations, particularly in the highly competitive and rapidly evolving markets in which we operate. To attempt to address these risks, we must, among other things, successfully implement our business plan, marketing, and commercialization strategies, respond to competitive developments, and attract, retain, and motivate qualified personnel. A substantial risk is involved in investing in us because, as a smaller commercial enterprise that has fewer resources than an established company, our management may be more likely to make mistakes, and we may be more vulnerable operationally and financially to any mistakes that may be made, as well as to external factors beyond our control.

We currently have negative operating cash flows.

Since inception, we have generated significant negative cash flow from operations, financed in great part through equity financing. There can be no certainty that we will ever achieve or sustain profitability or positive cash flow from our operating activities. In addition, our working capital and funding needs may vary significantly depending upon a number of factors including, but not limited to:

• progress of our manufacturing, licensing, and distribution activities;

• collaborative license agreements with third parties;

• opportunities to license-in beneficial technologies or potential acquisitions;

• potential milestone or other payments that we may make to licensors or corporate partners;

• technological and market consumption and distribution models or alternative forms of proprietary technology for game-changing applications in the military and homeland security market that affect our potential revenue levels or competitive position in the marketplace;

• the level of sales and gross profit;

• costs associated with production, labor, and services costs, and our ability to realize operation and production efficiencies;

• fluctuations in certain working capital items, including product inventory, short-term loans, and accounts receivable, that may be necessary to support the growth of our business; and

• expenses associated with litigation.

There is no guarantee that we will ever become profitable. To date, we have generated limited revenues and a large portion of our expenses are fixed, including expenses related to facilities, equipment, contractual commitments and personnel. With the anticipated commercialization for certain of our product offerings during Fiscal 2023, we expect our net losses from operations will improve. Our ability to generate additional revenues and potential to become profitable will depend largely on the timely productization of our products, coupled with securing timely, cost-effective outsourced manufacturing arrangements and marketing our products. There can be no assurance that any such events will occur or that we will ever become profitable. Even if we achieve profitability, we cannot predict the level of such profitability. If we sustain losses over an extended period of time, we may be unable to continue our business.

Global inflationary pressure may have an adverse impact on our gross margins and our business.

Since December 31, 2021, we have experienced increases in global inflation, resulting in an increase in cost for some of the raw materials (batons / custom chemicals and casings) that we source to manufacture the ammunition for our ARWEN launchers. However, this increase in cost had a small negative impact to the overall gross margin earned from the sales of ARWEN ammunition (our current gross margin for ammunition is greater than 30% excluding indirect costs).

As we are not yet in the production phase for digitization and counter-threat business lines, we do not currently procure large volume of raw materials and therefore the current inflation is negligible for these business lines except for labor costs relating to research and development ("R&D") activities. During our fiscal year ended September 30, 2022 ("Fiscal 2022"), we incurred significant payroll cost increases for some of our employees in order to retain and hire engineers given the strong local demand for experienced software and hardware engineers. While we believe we will be able to pass on this inflation cost to our prospect military customers, there is no assurance that we will succeed. Accordingly, continued inflationary pressure may have an adverse impact on our gross margins and could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The coronavirus may adversely impact our business.

As of the date of this Annual Report, markets, governments and health organizations around the world continue to work to contain the outbreak of the coronavirus ("COVID-19"). COVID-19 may present a wide range of potential issues or disruptions in our business and the business of third parties who we depend on or might depend in the future for materials and manufacturing, most of which we are not able to know the full extent of at the time of this Annual Report. These disruptions could include disruptions of our ability to receive timely materials, manufacture our products, or distribute our products, as well as closures of our primary facility in Ottawa, Ontario or the facilities of our suppliers, manufacturers, and customers. Any disruption of the business of our suppliers, manufacturers, or customers would likely impact our sales and operating results. Additionally, a significant outbreak of epidemic, pandemic, or contagious diseases (including COVID-19) could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products. Any of these events could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

While COVID-19 has not had a material impact to our business to date, the following is a summary of what we believe may impact our future business given the persistency of COVID-19: disruptions to business operations resulting from quarantines of employees, customers, manufacturers and other third-party service providers in areas affected by the outbreak; disruptions to business operations resulting from travel restrictions, including travel to industry tradeshows; and uncertainty around the duration of the virus' impact.

Despite the global vaccination efforts underway, the extent to which COVID-19 could impact our operations, financial condition, results of operations, and cash flows is highly uncertain and cannot be predicted. Negative financial results, uncertainties in the market, and a tightening of credit markets, caused by COVID-19, or a recession, could have a material adverse effect on our liquidity and ability to obtain financing in the future.

Moreover, if a pandemic, epidemic, or outbreak of an infectious disease, including COVID-19, or other public health crisis were to affect our facilities, staff, auditors, or advisors, our business could be adversely and materially affected. Such a pandemic could result in mandatory social distancing, travel bans, and quarantine restrictions, and this may limit access to our employees and professional advisors, and consequently may hamper our efforts to comply with our filing obligations with regulatory authorities.

We may not be able to successfully execute our business plan.

The execution of our business plan poses many challenges and is based on a number of assumptions. We may not be able to successfully execute our business plan. If we experience significant cost overruns, or if our business plan is more costly than we anticipate, certain activities may be delayed or eliminated, resulting in changes or delays to our current plans. Also, we may be compelled to secure additional funding (which may or may not be available or available at conditions unfavorable to us) to execute our business plan. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenues or expenditures forecasts are based change, the benefits of our business plan may change as well. In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential business expansion, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential business expansion.

A significant portion of our revenues are non-recurring.

A significant portion of our revenue for fiscal year 2021 ("Fiscal 2021") was prior to commercial production of TASCS IFM and considered to be non-recurring. We have significantly reduced our reliance on non-recurring revenues during Fiscal 2022 as a result of the acquisition of Police Ordnance Company Inc. ("Police Ordnance") (see Item 4.A. - Business Overview). While we expect to reach commercialization stage for certain product offerings during fiscal year 2023 ("Fiscal 2023"), there is no assurance we will succeed.

With the completion of the PARA OPS system technology acquisition in April 2021 (see Item 4.A. - Business Overview), we expect to launch the commercialization of our non-lethal PARA OPS devices during Fiscal 2023 which we anticipate will drive product revenue on a monthly basis with the use of distributors and an e-commerce platform. However, there is no assurance that we will successfully complete timely the productization of our PARA OPS or obtain market acceptance of these products. See Item 4.A. - Business Overview - Government Regulations.

There is uncertainty with respect to our revenue growth.

There can be no assurance that we can generate substantial revenue growth, or that any revenue growth that is achieved can be sustained. Revenue growth that we have achieved or may achieve may not be indicative of future operating results. In addition, we may further increase our operating expenses in order to fund higher levels of research and development, increase our sales and marketing efforts and increase our administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not subsequently followed by increased revenues, our business, operating results and financial condition will be materially adversely affected.

We may not be able to fully develop our products, which could prevent us from ever becoming profitable.

If we experience difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, we may not be able to fully develop market-ready commercial products at acceptable costs, which would adversely affect our ability to effectively enter the market. A failure by us to achieve a low-cost structure through economies of scale or improvements in manufacturing processes would have a material adverse effect on our commercialization plans and our business, prospects, results of operations and financial condition.

We may experience delays in product sales due to marketing and distribution capabilities.

In order to successfully commercialize our products, we must continue to develop our internal marketing and sales force with technical expertise and with supporting distribution capabilities or arrange for third parties to perform these services. In order to successfully commercialize any of our products, we must have an experienced sales and distribution infrastructure. The continued development of our sales and distribution infrastructure will require substantial resources, which may divert the attention of our management and key personnel and defer our product development and commercialization efforts. To the extent that we enter into marketing and sales arrangements with other companies, our revenues will depend on the efforts of others.

Additionally, in marketing our products, we would likely compete with companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, we may be unable to compete successfully against these companies. We may not be able to do so on favorable terms.

In the event we fail to develop substantial sales, marketing and distribution channels, or to enter into arrangements with third parties for those purposes, we will experience delays in product sales, which could have a material adverse effect on prospects, results of operations, financial condition and cash flows.

There is no assurance that our products will be accepted in the marketplace or that we will turn a profit or generate immediate revenues.

There is no assurance as to whether our products will be accepted in the marketplace. While we believe our products address customer needs, the acceptance of our products may be delayed or not materialize. We have incurred and anticipate incurring substantial expenses relating to the development of our products, the marketing of our products and initial operations of our business. Our revenues and possible profits will depend upon, among other things, our ability to successfully market our products to customers. There is no assurance that revenues and profits will be generated.

Strategic alliances may not be achieved or achieve their goals.

To achieve a scalable operating model with minimal capital expenditures, we plan to rely upon strategic alliances with original equipment manufacturers ("OEMs") for the manufacturing and distribution of our products. There can be no assurance that such strategic alliances can be achieved or will achieve their goals.

We are dependent on key suppliers for our ARWEN product line.

We are only be able to purchase certain key components of our products from a limited number of suppliers for our ARWEN product line within our non-lethal business line. As of the date of this Annual Report, we do not have any commercial or financial contracts with any key suppliers who we have procured raw materials from. Procurement is done in the form of individual, non-related standard purchase orders. As a result, there is no contract in place to ensure sufficient quantities are available timely on favorable terms and consequently this could result in possible lost sales or uncompetitive product pricing. The ongoing COVID-19 pandemic could adversely impact the supply chain relating to these components.

We may incur higher costs or unavailability of components, materials and accessories.

As we expect to commercialize certain of our product lines in Fiscal 2023, we may depend on certain domestic and international suppliers for the delivery of components and materials used in the assembly of our products and certain accessories including ammunition, used with our products. Further, any reliance on third-party suppliers may create risks related to our potential inability to obtain an adequate supply of components or materials and reduced control over pricing and timing of delivery of components and materials. We currently have no long-term agreements with any of our suppliers and there is no guarantee the supply will not be interrupted.

In light of the current global supply chain challenges caused by COVID-19 and Russia's invasion of Ukraine, components used in the manufacture of our products may be delayed, become unavailable or discontinued. Any delays may take weeks or months to resolve. Further, parts obsolescence may require us to redesign our product to ensure quality replacement components. While we have not been impacted significantly from the above events to date, there is no assurance that we will not experience significant setback in operations if the global supply chain challenges worsen or continue to persist for a longer period of time. Accordingly, supply chain delays could cause significant delays in manufacturing and loss of sales, leading to adverse effects significantly impacting our financial condition or results of operations.

Additionally, our shipping costs and the timely delivery of our products could be adversely impacted by a number of factors which could reduce the profitability of our operations, including: higher fuel costs, potential port closures, customs clearance issues, increased government regulation or changes for imports of foreign products into Canada, delays created by terrorist attacks or threats, public health issues and pandemics and epidemics, national disasters or work stoppages, and other matters. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenues, profitability, and financial condition.

We rely upon a limited number of third parties for manufacturing, shipping, transportation, logistics, marketing and sales of our products.

We rely on third parties to ship, transport, and provide logistics for our products. Further, we plan on relying on third parties to manufacture, market and sell our PARA OPS system products. Our dependence on a limited number of third parties for these services leaves us vulnerable due to our need to secure these parties' services on favorable terms. Loss of, or an adverse effect on, any of these relationships or failure of any of these third parties to perform as expected could have a material and adverse effect on our business, sales, results of operations, financial condition, and reputation.

We may be subject to product liability proceedings or claims.

We may be subject to proceedings or claims that may arise in the ordinary conduct of the business, which could include product and service warranty claims, which could be substantial. Product liability for us is a major risk as some of our products will be used by military personnel in theaters-of-war (for the Tactical and Counter-Threat product offerings) and by consumers and law enforcement (for the non-lethal systems). The occurrence of product defects due to non-compliance of our manufacturing specifications and the inability to correct errors could result in the delay or loss of market acceptance of our products, material warranty expense, diversion of technological and other resources from our product development efforts, and the loss of credibility with customers, manufacturers' representatives, distributors, value-added resellers, systems integrators, original equipment manufacturers and end-users, any of which could have a material adverse effect on our business, operating results and financial conditions. To mitigate product liability risk, our products will be sold with a liability disclaimer for misuse of the product.

If we are unable to successfully design and develop or acquire new products, our business may be harmed.

To maintain and increase sales we must continue to introduce new products and improve or enhance our existing products or new products. The success of our new and enhanced products depends on many factors, including anticipating consumer preferences, finding innovative solutions to consumer problems or acquiring new solutions through mergers and acquisitions, differentiating our products from those of our competitors, and maintaining the strength of our brand. The design and development of our products as well as acquisitions of other businesses.

Our business could be harmed if we are unable to accurately forecast demand for our products or our results of operations.

To ensure adequate inventory supply, we forecast inventory needs and often place orders with our manufacturers before we receive firm orders from our retail partners or customers. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product.

If we underestimate the demand for our products, we or our suppliers may not be able to scale to meet our demand, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and retail partner relationships. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins. In addition, failures to accurately predict the level of demand for our products could cause a decline in sales and harm our results of operations and financial condition.

In addition, we may not be able to accurately forecast our results of operations and growth rate. Forecasts may be particularly challenging as we expand into new markets and geographies and develop and market new products for which we have no or limited historical data. Our historical sales, expense levels, and profitability may not be an appropriate basis for forecasting future results. Our lack of historical data related to new products makes it particularly difficult to make forecasts related to such products. The lead times and reliability of our suppliers has been inconsistent as a result of the COVID-19 pandemic and may be affected by global events in the future. These effects are expected to last through the remainder of the pandemic. Pandemic related variances require a very quick pivot and adjustments to the supply chain, production and marketing. If we are unable to make these changes quickly or at all our inventory, production and sales may be materially affected.

Failure to accurately forecast our results of operations and growth rate could cause us to make poor operating decisions that we may not be able to correct in a timely manner. Consequently, actual results could be materially different than anticipated. Even if the markets in which we compete expand, we cannot assure you that our business will grow at similar rates, if at all.

Undetected flaws may be discovered in our products.

There can be no assurance that, despite testing by us, flaws will not be found in our products and services, resulting in loss of, or delay in, market acceptance. We may be unable, for technological or other reasons, to introduce products and services in a timely manner or at all in response to changing customer requirements. In addition, there can be no assurance that while we are attempting to finish the development of our technologies, products and services, a competitor will not introduce similar or superior technologies, products and services, thus diminishing our advantage, rendering our technologies, products and services partially or wholly obsolete, or at least requiring substantial re-engineering in order to become commercially acceptable. Failure by us to maintain technology, product and service introduction schedules, avoid cost overruns and undetected errors, or introduce technologies, products and services that are superior to competing technologies, products and services would have a materially adverse effect on our business, prospects, financial condition, and results of operations.

We will be reliant on information technology systems and may be subject to damaging cyber-attacks.

We use third parties for certain hardware, software, telecommunications and other information technology ("IT") services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations. Moreover, failure to meet the minimum cybersecurity requirements for defense contracts may disqualify us from participating in the tendering process. To date, we have not experienced any losses relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

In certain circumstances, our reputation could be damaged.

Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Reputational risk for us is a major risk as some of our products will be used by military personnel in theaters-of-war or by law enforcement personnel. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding us and our activities, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how we are perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Our results of operations are difficult to predict and depend on a variety of factors.

There is no assurance that the production, technology acquisitions, and the commercialization of proprietary technology for game-changing applications in the military, security forces and personal defense markets will be managed successfully. Any inability to achieve such commercial success could have a material adverse effect on our business, financial condition, operating results, liquidity, and prospects. In addition, the comparability of results may be affected by changes in accounting guidance or changes in our ownership of certain assets. Accordingly, the results of operations from year to year may not be directly comparable to prior reporting periods. As a result of the foregoing and other factors, the results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future period.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our ability to compete depends, in part, upon successful protection of our intellectual property. While we have some patents and trademarks, we also rely on trade secrets to protect our technology, which is inherently risky. Going forward, we will attempt to protect proprietary and intellectual property rights to our technologies through available copyright and trademark laws, patents and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright, trademark and patent laws afford only limited practical protection in certain countries where we distribute our products. As a result, it may be possible for unauthorized third parties to copy and distribute our products or certain portions or applications of our intended products, which could have a material adverse effect on our business, financial condition, operating results, liquidity, and prospects.

Litigation may also be necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation, infringement or invalidity claims could result in substantial costs and the diversion of resources and could have a material adverse effect on our business, financial condition, operating results, liquidity, and prospects.

We face risks from doing business internationally.

Our commercialization strategies for our products include sales efforts outside Canada and deriving revenues from international sources. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control.

These risks may include:

• laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;

• anti-corruption laws and regulations such as the Foreign Corrupt Practices Act that impose strict requirements on how we conduct our foreign operations and changes in these laws and regulations;

• changes in local regulatory requirements, including restrictions on content and differing cultural tastes and attitudes;

• international jurisdictions where laws are less protective of intellectual property and varying attitudes towards the piracy of intellectual property;

• financial instability and increased market concentration of buyers in foreign markets;

• the instability of foreign economies and governments;

• fluctuating foreign exchange rates;

• the spread of communicable diseases in such jurisdictions, which may impact business in such jurisdictions; and

• war and acts of terrorism.

Events or developments related to these and other risks associated with international trade could adversely affect our revenues from non-Canadian sources, which could have a material adverse effect on our business, financial condition, operating results, liquidity, and prospects. Protection of electronically stored data is costly and if our data is compromised in spite of this protection, we may incur additional costs, lost opportunities, and damage to our reputation.

We maintain information in digital form as necessary to conduct our business, including confidential and proprietary information and personal information regarding our employees.

Data maintained in digital form is subject to the risk of intrusion, tampering, and theft. We develop and maintain systems to prevent this from occurring, but it is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Moreover, despite our efforts, the possibility of intrusion, tampering, and theft cannot be eliminated entirely, and risks associated with each of these acts remain. In addition, we provide confidential information, digital content and personal information to third parties when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where appropriate, monitor the protections employed by these third parties, there is a risk that data systems of these third parties may be compromised. If our data systems or data systems of these third parties are compromised, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and we may lose revenue as a result of unlicensed use of our intellectual property. A breach of our network security or other theft or misuse of confidential and proprietary information, digital content or personal employee information could subject us to business, regulatory, litigation, and reputation risk, which could have a materially adverse effect on our business, financial condition, and results of operations.

Our success depends on management and key personnel.

Our success depends largely upon the continued services of our executive officers and other key employees. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. If we are unable to attract and retain top talent, our ability to compete may be harmed. Our success is also highly dependent on our continuing ability to identify, hire, train, retain and motivate highly qualified personnel. Competition for highly skilled executives and other employees is high in our industry, especially from larger and better capitalized defense and security companies. We may not be successful in attracting and retaining such personnel. Failure to attract and retain qualified executive officers and other key employees could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

Our directors, officers or members of management may have conflicts of interest.

Certain of our directors, officers, and other members of management serve (and may in the future serve) as directors, officers, and members of management of other companies and therefore, it is possible that a conflict may arise between their duties as one of our directors, officers or members of management and their duties as a director, officer or member of management of such other companies. Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

It may not be possible for foreign investors to enforce actions against us, and our directors and officers.

We are a corporation organized under the laws of the Province of British Columbia and our Canadian subsidiaries are organized under the laws of the Province of Ontario and our United States subsidiaries are organized under the laws of Delaware. All of our directors and executive officers reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located in Canada, it may not be possible for foreign investors, including United States investors, to effect service of process from outside of Canada upon us or those persons, or to realize in the United States upon judgments of United States courts predicted upon civil liabilities under the Exchange Act or other United States laws. Furthermore, it may not be possible to enforce against us foreign judgments obtained in courts outside of Canada based upon the civil liability provisions of the securities laws or other laws in those jurisdictions.

Any disruption at our places of business could delay revenues or increase our expenses.

Most of our operations are conducted at locations in the Province of Ontario. We maintain a significant business development operation in the United States, through our contractual relationship with SageGuild, LLC ("SageGuild") (see Item 4.A. - History and Development of the Company - Principal Capital Expenditures and Divestitures). A natural disaster, such as a fire, flood or earthquake, could cause substantial delays in our operations, damage or destroy our offices, and cause us to incur additional expenses.

In addition, because we do not maintain "key person" life insurance on any of our executive officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition, and results of operations.

Our internal computer systems are vulnerable to damage and failure.

Despite the implementation of security measures and backup storage, our internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failure. Any system failure, accident or security breach that causes interruption in our operations could result in a material disruption of our projects. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability as a result. In addition, our technology program may be adversely affected and the further development of our technology may be delayed. We may also incur additional costs to remedy the damages caused by these disruptions or security breaches.

Business interruptions could adversely affect our operations.

Our operations are vulnerable to outages and interruptions due to fire, floods, power loss, telecommunications failures, and similar events beyond our control. Although we have developed certain plans to respond in the event of a disaster, there can be no assurance that they will be effective in the event of a specific disaster. Any losses or damages incurred by us could have a material adverse effect on our business and results of operations.

We are subject to risks associated with possible acquisitions, licensing, business combinations, or joint ventures.

While to date we have mainly focused on developing our own products, from time to time, we could be engaged in discussions and activities with respect to possible business and/or technology acquisitions or licensing, sale of assets, business combinations, or joint ventures with the view of either complementing or expanding our internally developed products. These acquisitions and licensing activities are not crucial to our long-term business success. The anticipated benefit from any of the transactions we may pursue may not be realized as expected. Regardless of whether any such transaction is consummated, the negotiation of a potential transaction and the integration of the acquired business or technology, acquired or licensed, could incur significant costs and cause diversion of management's time and resources. Any such transaction could also result in impairment of goodwill and other intangibles, development write-offs, and other related expenses. Such transactions may pose challenges in the consolidation and integration of information technology, accounting systems, personnel, and operations. We may have difficulty managing the combined entity in the short term if we experience a significant loss of management personnel during the transition period after a significant acquisition. We may also have difficulty managing the product development and commercialization following a technology acquisition or licensing. No assurance can be given that expansion, licensing or acquisition opportunities will be successful, completed on time, or that we will realize expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits. Any of the foregoing could have a material adverse effect on our business, financial condition, operating results, liquidity, and prospects.

Claims against us relating to any acquisition, licensing or business combination may necessitate seeking claims against the seller for which the seller may not indemnify us or that may exceed the seller's or licensor's indemnification obligations.

There may be liabilities assumed in any technology acquisition or licensing or business combination that we did not discover or that we underestimated in the course of performing our due diligence. Although a seller or licensor generally will have indemnification obligations to us under a licensing, acquisition or merger agreement, these obligations usually will be subject to financial limitations, such as general deductibles and maximum recovery amounts, as well as time limitations. There is no assurance that our right to indemnification from any seller or licensors will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the amount of any undiscovered or underestimated liabilities that we may incur. Any such liabilities could have a material adverse effect on our business, financial condition, operating results, liquidity, and prospects.

Growth may cause pressure on our management and systems.

Our future growth may cause significant pressure on our management, and our operational, financial, and other resources and systems. Our ability to manage our growth effectively will require that we implement and improve our operational, financial, manufacturing, and management information systems, hire new personnel and then train, manage, and motivate these new employees. These demands may require the hiring of additional management personnel and the development of additional expertise within the existing management team. Any increase in resources devoted to production, business development, and distribution efforts without a corresponding increase in our operational, financial, and management information systems could have a material adverse effect on our business, financial condition, and results of operations.

We may infringe intellectual property rights of third parties.

For certain of our product lines, we have elected to protect our technology and products as trade secrets as opposed to seeking patent protection. We may, in future, elect to seek patent protection for some of our future products. While we believe that our products and other intellectual property do not infringe upon the proprietary rights of third parties, our commercial success depends, in part, upon us not infringing intellectual property rights of others. A number of our competitors and other third parties have been issued or may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those utilized by us. Some of these patents may grant very broad protection to the owners of the patents. While we have engaged external intellectual property legal counsels to undertake an extensive review of existing third-party patents and prepare our patent applications for some of our products (see Item 4.B. - Business Overview), there is no assurance that their reviews and conclusion will not prevail if challenged by a third party of an alleged infringement of their intellectual properties. We may become subject to claims by third parties that our technology infringes their intellectual property rights due to the growth of products in our target markets, the overlap in functionality of those products and the prevalence of products. We may become subject to these claims either directly or through indemnities against these claims that we provide to end-users, manufacturer's representatives, distributors, value-added resellers, system integrators and original equipment manufacturers. Litigation may be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than we and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for a longer period of time than us. Regardless of their merit, any such claims could be time consuming to evaluate and defend, result in costly litigation, cause product shipment delays or stoppages, divert management's attention and focus away from the business, subject us to significant liabilities and equitable remedies, including injunctions, require that we enter into costly royalty or licensing agreements and require that we modify or stop using infringing technology.

We may be prohibited from developing or commercializing certain technologies and products unless we obtain a license from a third party. There can be no assurance that we will be able to obtain any such license on commercially favorable terms or at all. If we do not obtain such a license, we could be required to cease the sale of certain of our products.

Risks Relating to Our Industry

The following risks relate specifically to Digitization and Counter-Threat business lines:

We are subject to extensive government regulation in the United States for our products designed for the military market.

Our customers in the United States are global defense contractors and they are subject to various United States government regulations which some may be passed on to us in order for them to be compliant. The most significant regulations and regulatory authorities that may affect our future business include the following:

• the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under, United States government contracts;

• the Truth in Negotiations Act, which requires certification and disclosure of all factual cost and pricing data in connection with contract negotiations;

• the False Claims Act and the False Statements Act, which impose penalties for payments made on the basis of false facts provided to the government and on the basis of false statements made to the government, respectively;

• the Foreign Corrupt Practices Act, which prohibits United States companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantage; and

• laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes or determined to be "controlled unclassified information" and the exportation of certain products and technical data.

Our failure to comply with applicable regulations, rules and approvals; changes in the United States government's interpretation of such regulations, rules and approvals as have been and are applied to our contracts, proposals or business or misconduct by any of our employees could result in the imposition of fines and penalties, the loss of security clearances, a decrease in profitability, or the loss of our subcontract contracts with United States defense contractors generally, any of which could harm our business, financial condition and results of operations.

A decline in the United States and other government budgets, changes in spending or budgetary priorities, or delays in contract awards may significantly and adversely affect our future revenue.

Since inception, except for Fiscal 2022, most of our revenue was driven by contracts from the United States government, through United States prime defense contractors. Our results of operations could be adversely affected by government spending caps or changes in government budgetary priorities, as well by delays in the government budget process, program starts, or the award of contracts or orders under existing contracts. As a result, the market for our military solution may be impacted due to shifts in the political environment and changes in the government and agency leadership positions under the new United States administration. If annual budget appropriations or continuing resolutions are not enacted timely, we could face United States government shutdown, which could adversely impact our business and our ability to receive indirectly timely payment from United States government entities on future contracts.

United States government contracts are generally not fully funded at inception and contain certain provisions that may be unfavorable to us.

We have entered into defense contracts with United States prime defense contractors, which it in turns transact directly with the United States government.

United States government contracts typically involve long lead times for design and development, and are subject to significant changes in contract scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. In addition, United States government contracts generally contain provisions permitting termination, in whole or in part, at the government's convenience or for contractor default.

The actual receipt of revenue on future awards subcontracted to us may never occur or may change because a program schedule could change or the program could be cancelled, or a contract could be reduced, modified or terminated early.

While we had no outstanding United States government contracts (directly or indirectly) as of the date of this Annual Report, we are exposed to the above risk for future United States government related contracts.

We may not be able to comply with changes in government policies and legislation.

The manufacture, sale, purchase, possession and use of weapons, ammunitions, firearms, and explosives are subject to federal, provincial and foreign laws. If such regulation becomes more expansive in the future, it could have a material adverse effect on our business, operating results, financial condition, and cash flows. New legislation, regulations, or changes to or new interpretations of existing regulation could impact our ability to manufacture or sell our products and our projectiles, or limit their market, which could impact our cost of sales and demand for our products. Similarly changes in laws related to the domestic or international use of chemical irritants by civilians or law enforcement could impact both our cost of sales and the size of our reachable market.

We may be subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our products, technology, operations, and markets. For example, the development, production, exportation, importation, and transfer of our products and technology is subject to Canadian and provincial laws. Further, as we plan to conduct business in the United States, we will also be subject to United States and foreign export control, sanctions, customs, import and anti-boycott laws and regulations, including the Export Administration Regulations (the "EAR") (collectively, "Trade Control Laws"). If one or more of our products or technology, or the parts and components we buy from others, is or become subject to the International Traffic in Arms Regulations (the "ITAR") or national security controls under the EAR, this could significantly impact our operations, for example by severely limiting our ability to sell, export, or otherwise transfer our products or technology, or to release controlled technology to foreign person employees or others in the United States or abroad. We may not be able to retain licenses and other authorizations required under the applicable Trade Control Laws. The failure to satisfy the requirements under the Trade Control Laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, export, import, and/or in-country transfer of our products and technology, which could adversely affect our revenues and profitability.

Failure by us, our employees, or others working on our behalf to comply with the applicable government policies and regulations could result in administrative, civil, or criminal liabilities, including fines, suspension, debarment from bidding for or performing government contracts, or suspension of our export privileges, which could have a material adverse effect on us.

The following risk relates specifically to PARA OPS business line:

We will be subject to regulation in the United States for our non-lethal systems.

While our PARA OPS devices are non-lethal (based on the kinetic energy of our projectiles), these are automatically classified as form of a firearm under the United States Bureau of Alcohol, Tobacco and Firearms ("ATF") rules and regulations because we use pyrotechnic based primers in our proprietary ammunition cartridges. We have therefore self-classified our .67 caliber PARA OPS single shot device as not only a firearm, but a "destructive device" in accordance with the ATF regulations. We intend to self-classify our other PARA OPS devices as a form of a firearm under ATF regulations until such time we have found an alternative for primers (i.e., a non-pyrotechnic gas generator) to launch our projectiles, and therefore be subject to ATF regulations. We are currently reviewing an alternative to replace the primer with actuator technology that is in the developmental phase and accordingly, there is no assurance that we will succeed and consequently the replacement of the primer may adversely affect our future revenues and related results of operations, business, prospects, and financial condition. Further, in the event we have implemented an alternative to replace the primer and then self-classify our PARA OPS devices as "non-firearm", there is no assurance that the ATF may not contest our self-classification, which could result in discontinuing sales to consumers with no firearm license where required by state law. Accordingly, this could also adversely affect our future revenues and related results of operations, business, prospects, and financial condition.

Because our business model relies on outsourced production, we have no plans of becoming a firearm manufacturer in the United States but rather to continue to partner with a federal firearms license ("FFL") manufacturer for the production and distribution of our PARA OPS products. Accordingly, post commercialization in the United States the burden to comply with ATF rules and regulations applicable to the manufacturing and distribution process will be with our FFL business partners. Our primary risk of governmental interruption of manufacturing and distribution therefore lies within the operations and attendant internal control environment of our FFL business partners.

Furthermore, with respect to transfers to end users (government, military, or consumer), the obligation to comply with ATF rules and regulations and any applicable state laws resides with the downstream FFL wholesaler/distributor/retailer and any penalties levied upon such parties do not flow up the distribution chain.

See Item 4.B. - Business Overview - Government Regulation - Non-Lethal for a summary of relevant regulation in the United States for our non-lethal business line.

The following risks apply to all business lines:

Rapid technological development could result in obsolescence or short product life cycles of our products.

The markets for our products are characterized by rapidly changing technology and evolving industry standards, which could result in product obsolescence or short product life cycles. Accordingly, our success is dependent upon our ability to anticipate technological changes in the industries we serve and to successfully identify, obtain, develop and market new products that satisfy evolving industry requirements. There can be no assurance that we will successfully develop new products or enhance and improve our existing products or that any new products and enhanced and improved existing products will achieve market acceptance. Further, there can be no assurance that competitors will not market products that have perceived advantages over our products or which render the products currently sold by us obsolete or less marketable.

We must commit significant resources to developing, testing and demonstrating new products before knowing whether our investments will result in products the market will accept. To remain competitive, we may be required to invest significantly greater resources than currently anticipated in research and development and product enhancement efforts, and result in increased operating expenses.

Our industry is highly competitive.

The industry for military and security forces and personal defense is highly competitive and composed of many domestic and foreign companies. We have experienced and expect to continue to experience, substantial competition from numerous competitors whom we expect to continue to improve their products and technologies. Competitors may announce and introduce new products, services or enhancements that better meet the needs of end-users or changing industry standards, or achieve greater market acceptance due to pricing, sales channels or other factors. With substantially greater financial resources and operating scale than we do currently, certain competitors may be able to respond more quickly than us to changes in end-user requirements and devote greater resources to the enhancement, promotion and sale of their products. Such competition could adversely affect our ability to win new contracts and sales.

Since we operate in evolving markets, our business and future prospects may be difficult to evaluate.

Our technological solutions are in new and rapidly evolving markets. The military, civilian public safety, professional and personal defense markets we target are in early stages of customer adoption. Accordingly, our business and future prospects may be difficult to evaluate. We cannot accurately predict the extent to which demand for our products and services will develop and/or increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact our ability to do the following:

• generate sufficient revenue to obtain and/or maintain profitability;

• acquire and maintain market share;

• achieve or manage growth in operations;

• develop and renew contracts;

• attract and retain additional engineers and other highly-qualified personnel;

• successfully develop and commercially market products and services;

• adapt to new or changing policies and spending priorities of governments and government agencies; and

• access additional capital when required or on reasonable terms.

If we fail to address these and other challenges, risks and uncertainties successfully, our business, results of operations and financial condition would be materially harmed.

Uncertainty related to exportation could limit our operations in the future.

We must comply with Canadian federal and provincial laws regulating the export of our products. In some cases, explicit authorization from the Canadian government is needed to export certain products. The export regulations and the governing policies applicable to our business are subject to change. We cannot provide assurance that such export authorizations will be available for our products in the future. To date, compliance with these laws has not significantly limited our operations, but could significantly limit them in the future. Noncompliance with applicable export regulations could potentially expose us to fines, penalties and sanctions. If we cannot obtain required government approvals under applicable regulations, we may not be able to sell our products in certain international jurisdictions, which could adversely affect our business, prospects, financial condition and results of operations.

Global economic turmoil and regional economic conditions in the United States could adversely affect our business.

In addition to the risks pertaining to COVID-19 disclosed above, global economic turmoil may cause a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, levels of intervention from the United States federal government and other foreign governments, decreased consumer confidence, overall slower economic activity, and extreme volatility in credit, equity, and fixed income markets. A decrease in economic activity in the United States or in other regions of the world in which we do business could adversely affect demand for our products, thus reducing our revenues and earnings. A decline in economic conditions could reduce sales of our products.

Risks Relating to Our Financial Condition

We face substantial capital requirements and financial risk.

To be successful, our business requires a substantial investment of capital. The production, acquisition, and distribution of proprietary technology for game-changing applications in the military and security forces and personal defense markets require substantial capital. A significant amount of time may elapse between our expenditure of funds and the receipt of revenues. This may require a significant portion of funds from equity, credit, and other financing sources to fund the business. There can be no assurance that these arrangements will continue to be successfully implemented or will not be subject to substantial financial risks relating to the production, acquisition, and distribution of proprietary technology for game-changing applications in the military and security forces and personal defense markets. In addition, if demand increases through internal growth or acquisition, there may be an increase to overhead and/or larger up-front payments for production and, consequently, these increases bear greater financial risks. Any of the foregoing could have a material adverse effect on our business, financial condition, operating results, liquidity, and prospects.

We may require additional capital which may result in dilution to existing shareholders.

We may need to engage in additional equity or debt financings to secure additional funds to fund our working capital requirement and business growth. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of the Common Shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities.

We can provide no assurance that sufficient debt or equity financing will be available on reasonable terms or at all to support our business growth and to respond to business challenges and failure to obtain sufficient debt or equity financing when required could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

Over the short-term, we expect to incur operating losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. There are substantial uncertainties associated with our ability to achieving and sustaining profitability. We expect our current cash position will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash position will last or that we will be able to access additional capital if and when necessary.

Exercise of options or warrants or vesting of restricted stock units will have a dilutive effect on your percentage ownership and will result in a dilution of your voting power and an increase in the number of Common Shares eligible for future resale in the public market, which may negatively impact the trading price of our Common Shares.

The release of securities currently held in escrow may adversely impact the price of our Common Shares or Warrants.

The market price of our Common Shares or our common share purchase warrants that were sold in the U.S. IPO and are listed on Nasdaq (the "Warrants") may be adversely impacted by the release of certain of our securities that are currently escrowed if the holders immediately trade these securities upon release. These securities are currently issued and outstanding but restricted from trading. These will be released from escrow in lots on pre-determined dates.

As of January 27, 2023, we have 1,376 Common Shares subject to escrow conditions pursuant to the CPC Escrow Agreement (as defined below), 2,750,000 Company 2024 Warrants exercisable for an aggregate of 39,285 Common Shares subject to escrow conditions pursuant to the Surplus Security Escrow Agreement (as defined below), 113,435 Common Shares subject to escrow conditions pursuant to the Surplus Security Escrow Agreement (as defined below), 15,000 Common Shares subject to escrow conditions pursuant to the Value Security Escrow Agreement (as defined below), and 1,050,000 Company 2024 Warrants exercisable for an aggregate 15,000 Common Shares subject to escrow conditions pursuant to the Value Security Escrow Agreement (as defined below) (collectively, the "Escrowed Securities"). The Escrowed Securities will be released in lots of 39,124 Common Shares and 1,275,000 Company 2024 Warrants on March 18, 2023, and 90,686 Common Shares and 2,525,000 Company 2024 Warrants on September 18, 2023.

We may need to divest assets if there is insufficient capital.

If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest one or more of our assets or products, any of which could have a material adverse effect on our business, financial condition, prospects, or results of operations.

We have broad discretion over the use of net proceeds from future capital raises.

We will have broad discretion over the use of the net proceeds from any future capital raises. Because of the number and variability of factors that will determine our use of such proceeds, the ultimate use might vary substantially from the planned use. Investors may not agree with how we allocate or spend the proceeds from future capital raises. We may pursue collaborations that ultimately do not result in an increase in the market value of the Common Shares and that instead increase our losses.

Currency fluctuations may have a material effect on us.

Fluctuations in the exchange rate between the United States dollar, other currencies and the Canadian dollar may have a material effect on our results of operations. To date, we have not engaged in currency hedging activities. To the extent that we may seek to implement hedging techniques in the future with respect to our foreign currency transactions, there can be no assurance that we will be successful in such hedging activities.

Unavailability of adequate director and officer insurance could make it difficult for us to retain and attract qualified directors and could also impact our liquidity.

We have directors and officers liability ("D&O") insurance we believe to be adequate to cover risk exposure for us and our directors and officers, who we indemnify to the full extent permitted by law, there is no guaranty that such coverage will be adequate in the event of litigation.

Our coverage needs for D&O insurance may change or increase in the future for various reasons including changes in our market capitalization, changes in trading volume or changes in the listing rules of exchanges or marketplaces on which our securities may trade from time to time. There is no guaranty that such coverage will be available or available at reasonable rates. While we have obtained new D&O insurance before completing the Nasdaq listing and may need to increase our D&O coverage as needed in the future, there can be no assurance that we will be able to do so at reasonable rates or at all, or in amounts adequate to cover expenses and liability should litigation occur. Without adequate D&O insurance, the costs of litigation including amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to us could have a material adverse effect on our financial condition, results of operations and liquidity. Further, if we are unable to obtain adequate D&O insurance in the future for any reason, we may have difficultly retaining and attracting talented and skilled directors and officers, which could adversely affect our business, and may be unable to list our Common Shares on a national exchange in the United States, which could impact the liquidity and value of our stock.

Our insurance policies may be inadequate to fully protect us from material judgments and expenses.

We require insurance coverage for a number of risks, including business interruption, environmental matters and contamination, personal injury and property damage as well as general aviation liability coverage. Although we maintain insurance policies, we cannot provide assurance that this insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful product liability claim could result in substantial cost to us. If insurance coverage is unavailable or insufficient to cover any such claims, our financial resources, results of operations and prospects could be adversely affected.

Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management's attention and resources, which could have a negative impact on our business, prospects, financial condition and results of operations.

Risks Relating to the Ownership of our Securities

An investment in our securities involves significant risks.

Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business and operations and cause the trading price of our securities to decline. If any of the following or other risks occur, our business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that event, the trading price of our securities could decline and security holders could lose all or part of their investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.

Our Common Shares may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Common Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares.

In addition, if the trading volumes of our Common Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Common Shares. This low volume of trades could also cause the price of our Common Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Common Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our Common Shares exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Common Shares.

As a result of this volatility, investors may experience losses on their investment in our Common Shares. A volatile market price of our Common Shares also could adversely affect our ability to issue additional shares of Common Shares or other securities and our ability to obtain additional financing in the future.

The market price of our securities may be volatile.

The market price for our securities may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including, but not limited to, the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to us; (iv) departure of executive officers or other key personnel; (v) issuances or anticipated issuances of additional Common Shares; (vi) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and (vii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of public entities and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of our securities may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, the trading price of the Common Shares may be materially adversely affected.

There can be no assurance of active market for the Common Shares.

The Common Shares are listed on the TSX Venture Exchange ("TSXV") since September 22, 2020, Nasdaq since December 7, 2022, and the Frankfurt Stock Exchange since March 29, 2022. Additionally, the Warrants issued in the U.S. IPO are listed on Nasdaq. There can be no assurance an active and liquid market for the Common Shares or Warrants will be maintained.

Approximately 0.2 million or 2% of the outstanding Common Shares as of January 27, 2023, subject to regulatory escrow imposed by the TSXV in connection with the Amalgamation (as defined below). These escrow and restrictions will gradually be lifted over a period ending on September 18, 2024.

If an active public market is not maintained, our shareholders may have difficulty selling the Common Shares or Warrants.

If we are unable to satisfy the requirements of Sarbanes-Oxley or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned.

We are subject to the requirements of Sarbanes-Oxley. Section 404 of Sarbanes-Oxley ("Section 404") requires companies subject to the reporting requirements of United States securities laws to complete a comprehensive evaluation of their internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, we are classified as an "emerging growth company." Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Under this exemption, our independent auditor is not be required to attest to and report on management's assessment of our internal controls over financial reporting during a five year transition period, except in the event this is accelerated if we lose our status as an "emerging growth company". We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow both domestically and internationally, organically and through acquisitions, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by Sarbanes-Oxley. If management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

Risks Related to Our Securities

Our status as a Foreign Private Issuer under United States Securities Laws.

We are a "foreign private issuer", under applicable United States federal securities laws, and are, therefore, not subject to the same requirements that are imposed upon United States domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of United States domestic reporting companies. As a result, we do not file the same reports that a United States domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by United States domestic companies. In addition, we may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In order to maintain our status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the United States unless we satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and if we fail to meet the additional requirements necessary to avoid loss of our foreign private issuer status. The regulatory and compliance costs under United States federal securities laws as a United States domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer using the standard foreign form. If we are not a foreign private issuer, we would not be eligible to use the foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

We are an emerging growth company and rely on exemptions from certain disclosure requirements which may make our Common Shares less attractive to investors.

We are an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and we will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of USD$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, as amended; (c) the date on which we have, during the previous three year period, issued more than USD$1,000,000,000 in non-convertible debt; and (d) the date on which we are deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act. We will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of our second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be USD$700,000,000 or more.

For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of SOX. We cannot predict whether investors will find our Common Shares or Warrants less attractive because we rely upon certain of these exemptions. If some investors find our Common Shares or Warrants less attractive as a result, there may be a less active trading market for the Common Shares or Warrants and the price per Common Share and Warrant may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from our development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the our business, financial condition and results of operations.

Our failure to meet the continued listing requirements Nasdaq could result in a delisting of our securities.
If we fail to satisfy the continued listing requirements of Nasdaq, such as minimum bid price requirements, Nasdaq may take steps to delist our Common Shares and Warrants. Such a delisting would have a materially adverse effect on the price of our Common Shares and Warrants, impair the ability to sell or purchase our Common Shares and Warrants when persons wish to do so, and materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq's listing requirements, but we can provide no assurance that any such action taken by us would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our Common Shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq's listing requirements.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Name, Address and Incorporation

KWESST Micro Systems Inc. is a corporation domiciled in Canada and was incorporated under the BCBCA on November 28, 2017. We develop and commercialize next-generation tactical systems for military, security, and personal defense markets. Key market segments and solutions addressed by our proprietary solutions are:

(i) non-lethal products with broad application in the professional and personal defense,

(ii) modernized digitization of tactical teams for shared real-time situational awareness in the military and civilian markets, and

(iii) counter-measures against threats such as drones, lasers and electronic detection for the military market.

Our business activities are carried on by our wholly-owned subsidiaries, see Item 4.C. - Organizational Structure.

Our registered office is located at 2900 - 550 Burrard Street, Vancouver, British Columbia V6C 0A3 and our principal place of business is located at 155 Terence Matthews Crescent, Unit #1, Ottawa, Ontario, Canada, K2M 2A8.

Our Common Shares are listed and posted for trading on Nasdaq under the symbol "KWE", the TSXV under the trading stock symbol "KWE.V" and the Frankfurt Stock Exchange under the stock symbol of "62U". Our Warrants are listed and posted for trading on Nasdaq under the symbol "KWESW".

Following the closing of the Qualifying Transaction on September 17, 2020 (as defined below) pursuant to the policies of the TSXV, we changed our fiscal year end from December 31st to September 30th.

The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet site is https://www.kwesst.com; our telephone number is (613)319-0537.

Events in the Development of the Business

All share-related information presented in this section gives effect to the one for seventy (1-for-70) reverse stock split of our Common Shares that occurred on October 28, 2022 (the "Reverse Split") - see Item 4.A. - History and Development of the Company - Recent Developments.

Inception to 2019 Highlights

KWESST was formed in April 2017 by Jeffrey MacLeod, our President & Chief Executive Officer ("CEO") and director and promoter. KWESST was founded to pursue advanced projects within the defense and security fields. We opened our offices in Ottawa, Ontario in May of 2017 and began development of what would become our core technology, TASCS. Our TASCS consists of a sensor package mounted to a soldier weapon and a display running a user interface program typically known as the Battlefield Management System ("BMS").

Between May and September of 2017, we developed the first-generation prototype of the sensor package forming part of TASCS, combined with a basic BMS system. KWESST started to collaborate with a United States military drone supplier, AeroVironment, Inc. ("AeroVironment").

In March 2018, we successfully integrated AeroVironment's drone data feed into KWESST's TASCS.

From April 20, 2018 to December 14, 2018, KWESST completed several financings (collectively "KWESST 2018 Financing") in the amount of $940,255 by way of revenue sharing agreements, related party loans and 10% convertible debentures to fund our working capital requirements.

2019 Highlights

On April 12, 2019, we won our first contract with AeroVironment valued at USD$100,000. In August 2019, we were in discussions with AeroVironment for a further contract to integrate our TASCS IFM with AeroVironment's Augmented Weapon Sight technology for the preproduction development of 60mm and 81mm mortar and machine gun mounts. This was delayed to April 2020 due to COVID-19 restrictions.

On October 1, 2019, we entered into an executive service agreement with DEFSEC Corporation ("DEFSEC") in which its CEO, David Luxton, agreed to serve as our Executive Chairman (refer to Compensation for remuneration information).

On October 24, 2019, we completed a private placement of Common Shares for gross proceeds of $1,015,000 at a price of $14 per share, resulting in the issuance of 72,500 Common Shares (the "October 2019 Private Placement").

On October 24, 2019, the revenue sharing agreements and convertible debentures that we issued as part of the KWESST 2018 Financing were settled by the issuance of: (i) 44,350 Common Shares, and (ii) $234,515 in principal amount of convertible notes, bearing interest at a rate of 10% per annum (the "KWESST 2019 Convertible Notes").

On November 18, 2019, we entered into a non-exclusive licensing agreement (the "AerialX Licensing Agreement") with AerialX and licensed a technology required to manufacture, operate and use a drone whose principal function and purpose is to act as a projectile to intercept aerial threats using kinetic force (the "Licensed Technology").

During the quarter ended December 31, 2019, we started developing proprietary laser defense products to protect ground forces from a portable laser attack weapon developed and produced by a foreign adversary.

Fiscal 2020 Highlights

On January 30, 2020, we completed a private placement of 37,500 Common Shares at a price of $28 per Common Share for gross proceeds of $1,050,000.

On March 1, 2020, we entered into a consulting agreement with SageGuild to provide United States business development support to facilitate the integration of our solutions/services into the U.S. Department of Defense markets. The monthly consulting fee comprised of cash and 435 Common Shares at a price of $35 per share. In preparation for a go-public transaction, the Common Shares issuable in satisfaction of the consulting fee were amended to stock options starting from May 31, 2020, in which the exercise price was satisfied by services rendered by SageGuild.

On March 25, 2020, we completed a private placement of 12,082 Common Shares at a price of $35 per Common Shares for gross proceeds of $422,875.

On April 30, 2020, Foremost Ventures Corp. ("Foremost"), together with its wholly owned subsidiary, Subco, entered into an amalgamation agreement ("Amalgamation Agreement") with KWESST Inc. pursuant to which Subco and KWESST Inc. agreed to amalgamate (the "Amalgamation") to complete an arm's length qualifying transaction, in accordance with the policies of the TSXV (the "Qualifying Transaction" or "QT").

On April 25, 2020, AeroVironment issued an additional purchase order valued at USD$635,000 to provide increased capability to the AWS system. This generated approximately $530,000 of revenue in fiscal year 2020 ("Fiscal 2020").

On May 8, 2020, we issued an aggregate amount of $1,115,034 in convertible notes comprised of (i) $1,081,504 in principal amount of convertible notes convertible at $31.50 per Common Share, bearing interest at a rate of 15% per annum ("KWESST May 2020 Private Placement Convertible Notes") and (ii) a convertible note with a principal amount of $33,530 issued to a third party for services rendered in connection with the private placement, all of which convertible notes (including accrued interest thereon) were automatically converted into 37,275 Common Shares upon closing of the Qualifying Transaction on September 17, 2020. Additionally, as an inducement, the note holders were entitled to receive 25% of the principal amount in the form of Common Shares based on a stock price of $31.50 per share, resulting in the issuance of 8,583 Common Shares concurrently with the above conversion event.

On June 12, 2020, we entered into a technology agreement (the "GhostStep Technology Purchase Agreement") with SageGuild pursuant to which KWESST acquired GhostStep technology. We have since rebranded it as Phantom. The total purchase consideration was valued at approximately $482,000. For further information see Item 4.A. - History and Development of the Company - Principal Capital Expenditures and Divestitures.

On July 9, 2020, KWESST issued 62,994 subscription receipts of KWESST at $49.01 per subscription receipt for aggregate gross proceeds of approximately $3,087,138, before share issuance costs. As part of the Qualifying Transaction, in September 2020, the 62,994 subscription receipts were converted into Common Shares of KWESST, which were subsequently cancelled, and Common Shares were issued in exchange therefor.

On July 20, 2020, we won a contract with a United States military customer valued at USD$405,000 to integrate our TASCS IFM with a mortar system.

On September 17, 2020, KWESST completed the Qualifying Transaction with Foremost. The Amalgamation was structured as a three-cornered amalgamation and, as a result, the amalgamated corporation, named "KWESST Inc.", became a wholly owned subsidiary of Foremost, which changed its name to "KWESST Micro Systems Inc.". Immediately following the completion of the Amalgamation, there were 589,516 Common Shares outstanding, and the former shareholders of KWESST Inc., along with the holders of the subscription receipts and convertible notes of KWESST Inc., owned approximately 97.8% of the issued and outstanding Common Shares. This constituted a reverse acquisition for accounting purposes under IFRS.

On September 22, 2020, the Common Shares began trading on the TSXV under the stock symbol "KWE".

Fiscal 2021 Highlights

On December 16, 2020, following successful trials, a United States military customer awarded a follow-on order of USD$799,000 with new hardware and software requirements coupled with additional military trials.

On January 14, 2021, we entered into a definitive technology purchase agreement (the "DEFSEC Purchase Agreement") to acquire the Low Energy Cartridge technology from DEFSEC, a proprietary non-lethal cartridge-based firing system (rebranded as the "PARA OPS" system) for a total purchase consideration of approximately $2.9 million, subject to closing conditions. For further information, see Item 4.A. - History and Development of the Company - Principal Capital Expenditures and Divestitures.

On February 4, 2021, the Common Shares commenced quotation on the OTCQB under the stock symbol "KWEMF."

On April 5, 2021, KWESST and AerialX entered into an amended and restated license agreement in which we obtained exclusive rights to gain exclusive rights to manufacture, operate, and use its drone for the C-UAS (Counter Unmanned Aerial Systems) market, for the United States Department of Defense and Canada's Department of National Defense. For further information, see Item 4.A. - History and Development of the Company - Principal Capital Expenditures and Divestitures.

On April 29, 2021, we completed a private placement of 51,087 units at a price of $87.50 per unit for gross proceeds of $4,470,071 (the "April 2021 Private Placement"), as amended in August 2021. Each unit consisted of one Common Share and seventy Common Share purchase warrants, exercisable to acquire 1/70 of a Common Share at a price of $1.75 each (70 warrants for one Common Share) for a period of 24 months. Following this closing, we also closed the acquisition of the PARA OPS system on same day.

On July 9, 2021, we held our first live demonstration of the PARA OPS system in Whistler, British Columbia. Following this successful live demonstration, on July 12, 2021, we announced details of our commercialization road map for the PARA OPS system, including the unveiling our products at the 2022 SHOT Show® in Las Vegas, Nevada to be held on January 18-21, 2022.

On July 21, 2021, we announced that Brandon Tatum agreed to be our strategic advisor and advocate for the LEC System. Mr. Tatum is a former Tucson Police Officer and runs a successful You-Tube channel called "The Officer Tatum", with over 1.9 million subscribers, as well as other social media platforms and a nationally syndicated radio show on the Salem Radio Network.

On August 31, 2021, the Common Share purchase warrants issued in the April 2021 Private Placement were listed for trading on the TSXV under the stock symbol "KWE.WT."

On September 16, 2021, we completed a private placement of 10,714 units at a price of $140 per unit for gross proceeds of $1,500,000 (the "September 2021 Private Placement"). Each unit consisted of one Common Share and seventy Common Share purchase warrants, exercisable at a price of $2.35 for each 1/70 of a Common Share (70 warrants for one Common Share) for a period of 24 months.

On September 28, 2021, we announced our strategic partnership with Stryk Group USA for the commercialization of our PARA OPS system in the United States.

Fiscal 2022 Highlights

On October 4, 2021, we announced the introduction to market our Phantom electronic battlefield decoy, including advanced negotiation with a global defense contractor to provide Phantom units as part of the contractor tender for armored vehicles to a large North Atlantic Treaty Organization ("NATO") customer. There are only two bidders that have qualified for this opportunity.

On October 13, 2021, we announced that we are accelerating the readiness of deployable and man-wearable BLDS for first deliveries available by end of Q1 Fiscal 2022, following military interest from a number of NATO land and Special Operation Forces at the signature European defense show, DESI, which took place in London, UK, on September 13 to 18, 2021. While no deliveries took place in Fiscal 2022, on November 2, 2022, we won our first customer order of USD$330,000 from Nordic Defence & Security AS of Oslo, Norway, a trading and consulting agency offering solutions for the army, navy, air force in addition to other professional users such as the police, fire departments and different security dependent organizations, for the provision of four BLDS to be delivered by May 2, 2023. These BLDS units are to be mounted and integrated on the new combat patrol vehicles for Norwegian Special Operating Forces ("SOF") now in prototype build. Through this initial order, we are well positioned to supply a higher quantity of BLDS once the Norwegian SOF combat vehicle proceeds into full production in calendar year 2024. There is no assurance on this timing or that we will receive additional orders for our BLDS from Norwegian SOF.

On November 12, 2021, we announced that General Dynamics Land Systems ("GDLS") selected KWESST's Phantom electronic battlefield decoy as part of its ongoing efforts to develop a next generation multi-million domain mobile capability at the tactical level. If GDLS wins the contract with their United States military customer, we have estimated the potential value for this contract to KWESST could be more than USD $40 million, depending on the number of Phantom units per military vehicle and final pricing based on volume. The United States military customer is expected to announce the winner of the tender for 400-500 next generation military vehicles in calendar 2023. Accordingly, there is no assurance that we will be awarded this contract or if we are, what the value of such contract will be to KWESST.

On November 15, 2021, we conducted live fire demonstration of our initial non-lethal cartridge-based single shot device for investors near Toronto, Ontario, including an opportunity for these investors to use the devices. Further, on January 14, 2022, we announced the unveiling of our non-lethal cartridge-based products under the brand PARA OPS at the 2022 SHOT Show® in Las Vegas held on January 18th to 21st 2022.

On November 23, 2021, in connection with an updated capital markets strategy, we submitted our initial application to list our Common Shares on Nasdaq. We believe that, if successful, a Nasdaq listing can broaden investor awareness for KWESST's Common Shares, with a view to supporting shareholder value.

On December 2, 2021, we announced that we engaged the New York-based public relations firm AMW Public Relations to lead our public relations, brand strategy, and media communication initiatives.

On December 8, 2021, our United States military customer accepted the delivery of the final milestone of the US $0.8 million relating to the integration of our TASCS IFM with the 81 mortar system. Final payment was received in January 2022. While we expect follow-on customer orders for this solution during Fiscal 2023, there is no assurance of such orders.

On December 14 and 16, 2021, we announced that we signed a Master Services Agreement with GDMS - Canada to support the development of digitization solutions for future Canadian land C4ISR programs. We estimate the contract's value to KWESST to be up to $1.0 million over the next 12 months.

On December 15, 2021, we completed the non-cash acquisition of Police Ordnance - see Item 4.A. - History and Development of the Company - Principal Capital Expenditures and Divestitures for further details. On January 10, 2022, we announced that Police Ordnance received orders from law enforcement agencies for approximately $0.4 million in ARWEN products, all have since been delivered as of the date of this Annual Report. However, as most of the shipments related to open customer orders at the acquisition date, these were not recorded as revenue during the quarter but rather as a reduction of intangible assets in accordance with IFRS.

At the 2022 SHOT Show® held in Las Vegas from January 18th to 21st 2022, we showcased our initial PARA OPS single shot device. Since this event, we have continued to make further improvements to this device based on positive feedback from the SHOT Show®. As of the date of this Annual Report, we have finalized the design of the single shot device and are in the process of producing small quantities for market testing prior to commercial launch this summer. We are also in the process of optimizing the design of our multi-shot device for market testing in June 2022 and commercial launch soon after. Our initial sales focus will be law enforcements (see Item 4.B. - Business Overview - Government Regulations).

On February 11, 2022, we filed United States patent application No. 17/669,420 claiming priority to a provisional patent application serial 63/148,163 by the USPO for our PARA OPS system.

On March 11, 2022, we closed a non-secured and non-convertible loan financing transaction with a syndicate of lenders for aggregate loan proceeds of $1.8 million and an additional $0.2 million on March 15, 2022, for a gross total of $2.0 million (the "Unsecured Loans"). The Unsecured Loans bear interest at a rate of 9.0% per annum, compounded monthly and not in advance, and have a maturity of thirteen months, with KWESST having the option to repay the whole or any part of the Unsecured Loans, without penalty or premium, at any time prior to the close of business on the maturity date. The principal amount is due only at maturity. As part of the terms of the Unsecured Loans, we issued an aggregate of 14,286 bonus Common Shares to the lenders. These Common Shares were issued pursuant to prospectus exemptions of applicable Canadian securities laws and therefore subject to a four-month plus one day trading restriction.

On March 29, 2022, the Common Shares commenced trading on the Frankfurt Stock Exchange under the stock symbol "62U." We believe this listing will provide us with the opportunity to further increase our investor base globally, improve our stock liquidity, and promote KWESST to the European financial markets.

We announced on April 4, 2022, with the war in Ukraine, that we are currently actioning a number of NATO and non-NATO country requests for quotations of our Phantom electronic decoy and laser detection products. While we are confident that this activity will generate sales orders before the end of Fiscal 2022, there is no assurance that we will be successful.

On April 22, 2022, we issued 875 Common Shares to the selling shareholders of Police Ordnance as a result of achieving the performance milestone as defined in the share purchase agreement.

On April 25, 2022, we announced that we engaged RedChip Companies ("RedChip") to lead our investor relations efforts in the United States, in advance of our pending Nasdaq listing. Headquartered in Orlando, Florida, RedChip provides investor relations, financial media, and research for microcap and small-cap stocks.

On July 6, 2022, we won our first CISM related contract and entered into a three-year contract with Counter-Crisis Technology Inc. to design, develop, and implement a significant component of a national Ground Search and Rescue Incident Command System for Public Safety Canada, with the Ontario Provincial Police as technical advisory stakeholder for this project. The total contract value is approximately $0.7 million, net of in-kind contributions of $76,000, over three years of services commencing in late July 2022. Either party may, at any time and for any reason, terminate the contract for convenience upon at least 30 business days' notice. In the event of termination for convenience, we may recover only the actual cost of work completed to the date of termination in approved units of work or percentage of completion.

On July 14, 2022, we closed a non-brokered private placement, resulting in the issuance of 22,857 units of KWESST, at a price of $15.05 per unit, for aggregate gross proceeds of $0.34 million. Each unit consisted of one Common Share and seventy one-half Common Share purchase warrants, exercisable at a price of $0.285 each per share for a period of 24 months. Each Warrant converts into 0.01428571 Common Shares or 70 warrants for one Common Share. Certain of our directors and officers participated in the amount of $87,500.

On August 16, 2022, we announced that we publicly filed a registration statement on Form F-1 with the SEC relating to a proposed public offering in the United States of common units (the "U.S. Common Units"), consisting of one Common Share and a warrant to purchase one Common Share, and pre-funded units, consisting of a pre-funded warrant to purchase one Common Share and a warrant to purchase one Common Share (the "U.S. IPO").

On August 29, 2022, we announced that we closed two non-secured loans in the amount of USD$200,000 per loan with a third party lender for an aggregate amount of USD$400,000. The first non-secured loan of USD$200,000 bears interest of 6% per annum and will mature on August 31, 2023. In connection with the first non-secured loan, we issued 4,239 bonus shares to the lender. The second non-secured loan of USD$200,000 (the "Second Loan") bears interest of 6% per annum and will mature on August 31, 2023. For both loans, the repayment will be 110% of its principal and both loans are senior to our other unsecured indebtedness. The Second Loan contains certain provisions allowing us to apply to the TSXV to repay the principal amount by issuing Common Shares in accordance with the rules and regulations of the TSXV.

On September 13, 2022, we announced the commencement of an underwritten public offering in Canada of units (the "Canadian Units") consisting of one Common Share and one Common Share purchase warrant for gross proceeds of approximately USD$3 million (the "Canadian Offering") following the filing of a preliminary short form base PREP prospectus with the securities regulatory authorities in each of the provinces of Canada, except Québec.

Recent Developments

On October 28, 2022, in advance of the Nasdaq listing, we effected the Reverse Split of our common shares (the "Common Shares") to meet Nasdaq's initial listing requirements. All information respecting to outstanding Common Shares and other securities of KWESST, including net loss per share, in the current and comparative periods presented in this Annual Report give effect to the Reverse Split.

On November 2, 2022, we won our first customer order from an overseas NATO country for our BLDS product (see Item 4.B. - Business Overview - Principal Products and Services). These BLDSs are for Special Forces who will be battle-testing the system in operational conditions. The value of this order is estimated to be USD$330,000 and we expect to ship the order by June 30, 2023. Subject to successful testing, we expect follow-on requirements, though there is no assurance there will be any follow-on orders.

On December 6, 2022, our Common Shares and the Warrants offered in the U.S. IPO were approved for trading on Nasdaq under the symbols "KWE" and "KWESW", respectively, and commenced trading on December 7, 2022. The SEC declared our Form F-1 Registration Statement effective on December 6, 2022.

On December 9, 2022, we announced the closing of the U.S. IPO and Canadian Offering, for aggregate gross proceeds of USD$14.1 million. In the U.S. IPO, we sold 2,500,000 U.S. Common Units at a public offering price of USD$4.13 per unit. Each Common Unit consisted of one Common Share and one Warrant. The Warrants sold in the U.S. IPO have a per share exercise price of USD$5.00, can be exercised immediately, and expire five years from the date of issuance. These Warrants are listed on the Nasdaq under the symbol "KWESW". In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 199,000 pre-funded common share purchase warrants and 375,000 Warrants. In the Canadian Offering, we sold 726,392 Canadian Units at a price to the public of USD$4.13 per unit. The Canadian Warrants have a per Common Share exercise price of USD$5.00, are exercisable immediately and expire five years from the date of issuance. The Canadian Warrants are not listed on any exchange.

Principal Capital Expenditures and Divestitures

We made the following capital expenditures over the last three financial years.

Fiscal 2022

  On December 15, 2021, we acquired 2720178 Ontario Inc., an Ontario (Canada) corporation, which owns all of the issued and outstanding shares of Police Ordnance, herein referred as the "Police Ordnance Acquisition". Located in Bowmanville, Ontario, with ancillary operations in Florida, Police Ordnance owns all intellectual properties to the ARWEN product line of non-lethal systems, and a proprietary line of 37 mm non-lethal cartridges designed for riot control and tactical teams. Police Ordnance has law enforcement customers across Canada, the United States, and abroad. The Police Ordnance Acquisition provides us with a strategic opportunity to leverage its law enforcement customer base to accelerate growth within our specialty ordnance business (see Business Overview).
  On December 15, 2021, the closing date of the Police Ordnance Acquisition, the fair value of the purchase consideration was $0.6 million, which comprised of: (i) 3,965 Common Shares, (ii) 200,000 Common Share purchase warrants exercisable at a price of $1.72 per warrant (one warrant converts to 0.01428571 Common Share or 70 warrants for one Common Share) and expiring on December 15, 2024; and (ii) 875 Common Shares contingent on fulfilment of a financial milestone, which was met in April 2022 resulting in the issuance of these Common Shares. At this time the purchase price allocation remains preliminary as certain inventory and intangible asset valuation assessments are ongoing. We expect to finalize the allocation in Q4 2022. While this acquisition is expected to be accretive based on historical results, we do not expect it will have a material impact to our overall consolidated results of operations, financial condition, and/or cash flows over the next twelve months.

Fiscal 2021:

  On January 14, 2021, we entered into a purchase agreement with DEFSEC to acquire the LEC System. The transaction closed on April 29, 2021 (the "DEFSEC Closing Date"), following the April 2021 Private Placement. DEFSEC is an Ottawa-based based private company owned by David Luxton, our Executive Chairman. The purchase consideration was approximately $2.9 million comprising of 14,285 Common Shares, 500,000 Common Share purchase warrants, and the fair value of the minimum annual royalty payments over a ten-year period. Each Common Share purchase warrant entitles the holder to purchase one Common Share, at a price of $0.70 per 1/70 of a Common Share (70 warrants for one Common Share). These warrants will expire on April 29, 2026. Under the DEFSEC Purchase Agreement, we agreed to pay a 7% royalty on future annual sales of the PARA OPS products, subject to minimum annual royalty payments over a ten-year period. Refer to Note 4(a) of the audited financial statements for Fiscal 2021 for further details.

  On April 5, 2021, we entered into an amended and restated AerialX Licensing Agreement with AerialX in which we obtained exclusive rights to the Licensed Technology for the United States Department of Defense and Canada's Department of National Defense for a period of two years from the date upon which AerialX will meet certain technical milestones (the "Technical Milestones"). In consideration for the exclusivity, we issued 1,428 Common Shares to AerialX. We also agreed to issue an additional 1,429 Common Shares and 4,286 Common Shares upon AerialX achieving the Technical Milestones and certain financial milestones, respectively. Additionally, we agreed to pay a variable 8%-15% royalty. Refer to Note 26 of the audited financial statements of Fiscal 2021 for further details.

Fiscal 2020:
  On June 12, 2020, we entered into a technology purchase agreement with SageGuild pursuant to which we acquired the GhostStep® Technology (referred to hereinafter as "Phantom"). The Phantom technology is a portable, soldier or air deployable electronic battlefield decoy. The purchase consideration was $0.5 million, which was comprised of: (i) USD$0.1 million cash, (ii) 9,957 Common Shares, and (iii) 750,000 Common Share purchase warrants exercisable at a price of $0.50 per 0.01428571 of a Common Share (or 70 warrants for one Common Share) and expiring on January 15, 2023. Additionally, we agreed to pay a 20% royalty on the first USD$3.0 million of Phantom sales and 5% thereafter up to a maximum royalty payment of USD$20.0 million, with no minimum guaranteed annual royalty payment. Refer to Note 4 of the audited financial statements of Fiscal 2021 for further details.

B. Business Overview

As an early commercial-stage technology company, we develop and commercialize next-generation technology solutions that deliver a tactical advantage for military, public safety agencies and personal defense markets. We focus on the following three niche market segments:

Our core mission is to protect and save lives.

Principal Products and Services

The following is a summary of our main product and service categories for each business line:

Non-Lethal	Digitization	Counter-Threat

PARA OPS products:

Non-reciprocating devices:

  A single-shot device
  A five-shot device
  12 gauge shotgun

Reciprocating devices

  Replica pistol
  AR style

Ammunitions

ARWEN products:

  Single shot 37mm launcher
  Multi-round 37mm launcher
  Ammunitions
	Products: TASCS IFM TASCS NORS Services: ATAK Centre of Excellence Critical Incident Management System ("CIMS")	Products: Battlefield Laser Defense System ("BLDS") Phantom Electronic Warfare device GhostNet Counter-Drone system

Non-Lethal Products

Non-reciprocating PARA OPS devices

We are in the low-rate initial production ("LRIP") phase for the .67 caliber single shot and multi-shot devices. We expect to complete our sales, marketing and distribution plan and begin the commercialization phase for these devices during our second quarter of Fiscal 2023, which ends March 31, 2022. Both will be offered to the professional and personal defense markets, including our proprietary projectiles for these devices.

(Single shot)	(Multi-shot)

(Proprietary cartridge and projectile)

We will offer three types of payload for projectiles based on customer needs:

  solid slug for practice or pain compliance,
  inert colored powder for practice or realistic close quarters combat simulation, and incapacitating irritant pepper powder for operation use.

Reciprocating PARA OPS devices

We plan to begin the design and prototype of PARA OPS high-capacity automatic pistols and carbines (referred as reciprocating devices) for non-lethal operations and force-on-force training in Q1 fiscal year 2024.

See below for further details of our projected product development cycle and estimated additional investment to reach full commercialization for our PARA OPS devices.

ARWEN launchers

As a result of the Police Ordinance Acquisition, we are currently selling the following ARWEN products and related ammunition to law enforcement agencies:

(Multi-shot launcher)	(Single-shot launcher)

Digitization

For the Digitization business line, our products share the same core technology platforms and leverages our domain knowledge, proprietary sensor-software integration, algorithms and electronic circuity in order to develop and deliver integrated solutions to our clients who operate in the primarily dismounted domain (i.e., away from supporting platforms such as vehicles, aircraft and armored vehicles):

  Micro Integrated Sensor Software Technology ("MISST") a proprietary integration of miniaturized sensors, optics, ballistics and software that provides an advancement in affordable smart systems and mission capability. Current applications and offerings of the MISST technology enable: (i) a real-time networked situational awareness for soldiers and their weapons systems, and (ii) smart management of ordnance systems. MISST also provides solutions for countering drone attacks and countermeasures against weaponized lasers in our Counter-Threat business line.

  Android Team Awareness Kit ("ATAK"). ATAK is a United States government owned situational awareness software application that is hosted on Android end user devices. Based on our observation, ATAK is becoming the de facto standard in the United States, Canada, and NATO for software based situational awareness and as a command and control battle management application in the dismounted domain. While the base software is United States Government owned and is available at no cost, being able to develop specific plug-ins and secure tactical networks is beyond the capacity of most user organizations. We have the experience and expertise to offer ATAK integration and networking services to prospective clients.

  After successfully developing digital technologies for tactical military applications which provide real-time exchange of situational awareness, navigation, imagery, and operational information for soldiers on the ground, we saw opportunities to apply these digitization solutions to the public safety market. These solutions solve critical challenges for law enforcement, fire, emergency response, search and rescue, and natural disaster management, all of whom require networked situational awareness to understand, decide, and act faster and more effectively in response to a critical incident. When responders are facing a public emergency, they need information quickly. Whether it is a wildfire, active shooter scenario or a natural disaster, they need to know what they're walking into and where their resources are located. They also need to communicate and collaborate in real-time - across teams and information sources and often across departments.

  We entered the civilian public safety market by launching our CIMS for enhanced public safety. A critical incident is any situation that requires swift, decisive action involving multiple components in response to and occurring outside of the normal routine business activities of a public safety response, which generally involves the police department, the fire department, and can also involve the Office of Emergency Management. The primary goal of addressing a critical incident is the resource management of first responders, equipment, and the integration of communications and technology. Our CIMS is a digital technology solution that addresses this need by integrating emergency operations, incident command post, incident commanders, and all responders whether mobile or dismounted. Our CIMS architecture is a native cloud-based Microsoft environment (MS Azure) integrated with Team Awareness Kit ("TAK"). This provides key stakeholders with seamless fusion and sharing of crucial real-time position location, imagery, and time-sensitive emergency services data and information for effective and coordinated delivery of emergency services, including rescue, fire suppression, emergency medical care, law enforcement, and other forms of hazard control and mitigation.

The following is a summary of our Digitization main products that are ready for commercialization in Fiscal 2023, subject to customer orders.

TASCS Indirect Fire Module

• The TASCS IFM equips existing direct and indirect weapons systems with a sensor pack, that accurately locates the weapon on the battlefield and provides a high-resolution bearing line indicating the direction in which the weapon is pointed. When connected to a display, and combined with our ballistic algorithm built into ATAK, the operator can engage targets in less time and with greater accuracy. When networked across an ATAK-based network, targeting information can be received from and on any source of the network, and once a weapon is activated in the integrated fires modules systems mode, the impact point of the ammunition is displayed on all systems, giving friendly forces the ability to know if they are inadvertently being targeted and to take appropriate action. It also enables all networked systems to see where potential targets are and who is engaging them. The TASCS IFM is utilized primarily on systems that ordinarily require the user to have direct line of sight to the target, leaving them exposed. With TASCS IFM, they can engage from positions of cover and at longer distances, improving safety and survivability of the user.

• TASCS IFM can be developed for any weapon type; particualrly crew served direct and indirect firing systems such as Artillery, Mortars, Anti-Armour, Heavy and Medium Machine Guns, Sniper Systems, etc.

TASCS Networked Observation and Reconnaissance System ("TASCS NORS")

• The TASCS NORS consists of a sensor package mounted to a soldier weapon and a display running a user interface program typically known as battlefield management system. The TASCS equips sniper weapons and spotters’ stations with sensor packages that allow them to be accurately located on the battlefield. TASCS NORS is equipped with cameras that allows viewing through the snipers’ sight or the spotters’ scope on the display device provided. The systems are networked through the user’s communication network to allow the sharing of target information and imagery. Target information can be shared between the sniper and the spotter, and to all TASCS equipped systems in the network. With the TASCS system, target information can readily be passed, including a picture of the target, helping reduce incidents of friendly fire and collateral damage.

Critical Incident Management System

Comprehensive Critical Incident Management System ("CIMS") architecture and Solution:

Native Cloud-based Microsoft environment (MS Azure) with Team Awareness Kit (TAK)

Seamless INTEGRATION and FUSION of crucial real-time position location, imagery, and targeted time-sensitive emergency services data and information for the effective and coordinated delivery of emergency services

Supporting stakeholders from Emergency Operations Centres (EOC), Incident Command Post (ICP), Incident Commanders, and all first responders whether mobile or dismounted

Data managed and stored in compliance with NFPA 1600

Counter Threats

We offer the following proprietary next-generation counter-threat solutions to protect against hostile enemy lasers, electronic detection, and drones.

Phantom

• Our Phantom is a compact portable multi-function device that includes the ability to emulate the electronic communications of any NATO country in order to spoof adversaries as to the location of NATO forces.

• Our Phantom is a patented version of much larger vehicle-mounted Electronic Warfare systems. Its small size means it can be deployed at the tactical level by ground personnel or by drones or mounted on light tactical vehicles.

Battlefield Laser Defense System ("BLDS")

• BLDS is a unique, proprietary system that detects and can locate lasers and alert ground personnel with KWESST’s networked Digitization applications.

• We have three variants of BLDS: individual personnel-worn, squad version, and vehicle mounted for mobile operations.

Other products under development

In Q4 Fiscal 2021, we partnered with Alare in the United States to establish the technical feasibility of a kinetic system to neutralize small Unmanned Aircraft Systems ("UAS") to neutralize small UAS and loitering munitions without collateral damage. The nature of our contract with Alare is of a short-term consulting agreement in which we agree to pay for engineering services as rendered. This drone project, referred as GhostNet, is currently paused while we assess market interest and focus on the commercialization of PARA OPS and pursue other Digitization sales opportunities for near-term revenue generation. We discontinued further investment in another drone project under development, referred as GreyGhost, which was a licensed technology with AerialX Drone Solutions Inc. ("AerialX") providing a kinetic interceptor that could use multiple methods to engage target drones. To date, AerialX has not successfully delivered a functioning prototype.

We have also started the development of Shot Counter which is largely based on the same sensor technology as the TASCS, and which can be incorporated into a firearm in order to count the number of rounds fired by the weapon. It is a small device that fits inside the pistol grip of most weapons, and functions with no user input for up to ten years on a single battery. Today we have reached the proof of concept design; but, we have not yet built a prototype.

Over the last three financial years we have made significant investment to further advance our product development and position ourselves with OEM partners for expected commercialization during Fiscal 2023. We also concluded two acquisitions, the PARA OPS and Phantom solutions. At the moment, only the ARWEN product line is considered to be in full production.

The following table provides an update of our current product development cycle by product line and estimated timeline by quarter (fiscal year ended September 30th) to reach production:

	Concept & Design	Prototype(1)	Market Testing(2)	Pre- Production(3)	Commercialization(4)
PARA OPS– single shot device (5)			Q4 FY22	Q4 FY22	Q2 FY23
PARA OPS– multi-shot device (5)		Q4 FY22	Q4 FY22	Q1 FY23	Q2 FY23

PARA OPS – reciprocating devices	Q1 FY23	Q1 FY24	Q2FY24	Q2 FY24	Q3 FY24

TASCS IFM					To Be Determined

BLDS					To Be Determined
Phantom					To Be Determined

Notes:

(1) Includes prototype Version 1 (V1), integration, and testing.

(2) Includes field testing and prototype V2.

(3) Includes final product development, LRIP, and sales demonstration units. A product is not ready for pre-production until it reaches Technology Readiness Level (TRL) of 5 to 6.

(4) Subject to market demand for KWESST's product.
(5) Includes the cartridges for the devices.

We consider a product to have reached the commercialization phase when we have begun LRIP and we have a sales, marketing, and distribution plan for the product.

The following table provides management's estimate of the additional investment to reach commercialization, excluding our existing internal engineering labor costs:

	Concept & Design	Prototype	Market Testing	Pre-production	Total
Single shot PARA OPS (non-reciprocating devices)	N/A	N/A	N/A	$25,000	$25,000
Multi-shot PARA OPS (non-reciprocating devices)	N/A	N/A	$50,000	$150,000	$200,000
PARA OPS (reciprocating devices)	N/A	$125,000	$50,000	$175,000	$350,000
TASCS IFM	N/A	N/A	N/A	Funded (1)	Funded (1)
BLDS	N/A	N/A	N/A	$50,000	$50,000
Phantom	N/A	N/A	N/A	$100,000 (2)	$100,000
TOTAL	$Nil	$125,000	$100,000	$500,000	$725,000

Notes:

(1) Funded by customer orders.

(2) We are in the process of enhancing our existing Phantom units following feedback received from invitation-only United States military trials that took place during August 2022.

Refer to Item 5.B. - Liquidity and Capital Resources, for our current available liquidity and capital resources to fund the above.

Principal Markets

Our total revenues by category of activity and geographic market for each of the last three financial years were as follows:

	Year ended September 30, 2022	Year ended September 30, 2021	Nine months ended September 30, 2020
Major products / service lines
Digitization	$354,620	$1,255,982	$835,097
Non-Lethal	330,658	-	-
Training and services	34,590	-	-
Other	1,651	19,822	26,820
	$721,519	$1,275,804	$861,917

Primary geographical markets
United States	$389,210	$1,238,063	$835,097
Canada	332,309	37,741	26,820
	$721,519	$1,275,804	$861,917

Market Opportunities

Non-Lethal

According to Allied Market Research: Non-Lethal Market, May 2021, the global non-lethal weapons market was approximately USD$7.4 billion in 2020 and is projected to reach USD$12.5 billion in 2028 (a 7.4% compound annual growth rate). We plan to target the following two markets, with an initial focus in the United States:

  Professional market:

Our main focus in the short-term is the professional market in the United States and overseas as these represent a major opportunity for our non-lethal security products. According to the U.S. Bureau of Labor Statistics, in the United States there are nearly 917,000 police officers, detectives and criminal investigators. Cases involving police shootings and deaths related to the use of conductive energy devices have increased in the United States. According to The Washington Post, there have been over 6,300 shootings in the United States since 2015 involving police.

A Reuters report estimates that at least 1,000 people have died as a result of being stunned by conductive energy devices in the United States. In over 150 of those deaths, the conductive energy device was determined to be a cause or a contributing factor.

There are several other security-related occupations which we believe are potential customers for our non-lethal products. These include 800,000 private security guards, 346,000 corrections officers and 90,000 private detectives, according to the U.S. Bureau of Labor Statistics. We believe that our PARA OPS products could play a meaningful role in addressing the tragic increase in school shooting events. According to the Naval Postgraduate School's Center for Homeland Defense and Security, there have been approximately 460 shooting events in K-12 schools during the last five years. We believe our non-lethal security products offer school personnel important options to create a tactical advantage in school shootings without using lethal firearms.

According to the U.S. Department of Education, there are over 132,000 elementary and secondary schools and nearly 6,000 colleges and universities in the United States. We believe there is an opportunity to utilize our products to enhance school safety.

Other public spaces such as grocery stores, houses of worship, bars and nightclubs, concert venues, sporting arenas and public transportation centers are also confronted with increased security challenges. Each of these locations represents an opportunity for us as they could improve security without introducing lethal firearms into crowded civilian environments by equipping their employees and security personnel with our non-lethal products.

Other market opportunities that we intend to further explore include the international professional market, realistic force-on-force training for military and police, realistic high-action gaming and animal control, both in the United States and internationally.

The principal market for the ARWEN product line of non-lethal systems is law enforcement, primarily in Canada and United States.

  Consumer market:

According to Gallup and United States Census Bureau, as at January 2022, there are approximately 82 million gun owners in the United States. We believe our PARA OPS devices will offer gun owners and members of their households a safer, personal defense option, without the risk of loss of human life.

In addition to personal defense, we believe we have an opportunity to disrupt the recreational market - specifically for paintball guns, which are air-based devices rather than cartridge-based (see Item 4.B. - Business Overview - Competitive Conditions). According to market research by Statista, the paintball gun market size in the United States was $1.3 billion in 2020.

Digitization

The principal market for our digitization business lines is primarily among military and public safety agencies in countries that are members of NATO, as well as Australia and New Zealand. As the largest purchaser and user of military and public safety products, the United States is our primary focus, followed by the other NATO member countries, and to a lesser extent, the Middle and Far East.

In addition to increased military spending in the United States and other members of NATO, another important trend that we have observed is an increase in funding within the military for projects related to precision munitions for weapons already in use by the military (legacy weapons) to further enhance survivability of soldiers and their operational effectiveness. Our TASCS products are expected to benefit from these trends by transforming "dumb" legacy weapons into "smart" weapons (with better accuracy).

For our CIMS offering, our principal market is public safety agencies, primarily in Canada and United States. Public safety agencies across the United States are seeking to implement digital solutions that can improve responder safety and incident management. According to Accenture, digital transformation presents one of the biggest challenges for public safety agencies. Globally, the public safety and security market was USD$435 billion in 2021 and is expected to reach USD$868 billion by 2028, growing at a CAGR of 10.4%, according to Fortune Business Insights.

The major factors fueling the public safety market include rising instances of mass shooting, natural disasters, terrorist activities and security breaches as well as increasing law enforcement requirements for public safety and investments in public safety measures for smart cities.

Counter Threat

Our BLDS and Phantom products were developed expressly to address the health and safety threats from weaponized and/or targeting laser devices by adversaries in the field.

We are also in the counter unmanned aircraft system ("Counter-UAS") market including loitering munitions. The proliferation of small hostile drones continues to be a growing worldwide problem for military forces, sensitive facilities, and public security agencies. Most counter-drone systems are electronic, designed to detect, identify, track and, if possible, disrupt the communications protocols of drones to prevent completion of their mission. Increasingly, however, drones are being developed by adversaries that are difficult or impossible to disrupt electronically. Military and Homeland Security agencies are therefore seeking alternatives for stopping drones kinetically but without collateral damage. We are working with Alare Technologies Inc. to develop a proprietary drone to address this opportunity.

Competitive Conditions

Non-lethal

We expect our competition for non-lethal PARA OPS products will primarily be manufacturers of:

  handheld CO2-powered launchers of chemical irritant projectiles, including Byrna Technologies Inc. (which sells products under the Byrna® HD brand), United Tactical Systems, LLC (which sells products under the PepperBall brand), and FN Herstal;
  conductive energy devices, including Axon Enterprises, Inc. (which sells the TASER device); and
  remote restraint devices, including Wrap Technologies Inc.

Our competitive advantage is principally our proprietary system consisting of:

  a low energy cartridge system with a cartridge casing that generates spin to a projectile, a far more reliable platform than air-based launchers;
  inexpensive firing platforms in any design that fire only our PARA OPS;
  different payloads in the projectile for various applications;
  velocities and muzzle energy far below the "lethal" threshold;
  simple internal mechanisms with few components simplifying the manufacturing process; and
  specifically configured interior mates with projectile to generate self-stabilizing spin for accuracy and distance.

Our Executive Chairman was the inventor of PARA OPS. He was previously the founder of Simunition, a manufacturer of non-lethal training ammunition, since sold to General Dynamics. Further, he was also the CEO and Executive Chairman of United Tactical Systems, LLC, a company offering public-safety products for law enforcement, military and personal defense (owns the PepperBall brand). Accordingly, he brings a wealth of market knowledge to us. Additionally, our President and CEO has almost 20 years of firearms manufacturing experience. He was previously the General Manager of Colt Canada (the Canadian division of the American firearms manufacturer). In August 2021, we also hired a senior Technical Manager with over 17 years of firearms manufacturing, he previously held senior roles at Colt Canada including most recently R&D Manager and Product Support Engineering. While we do not build lethal firearms, this experience is very relevant for building our PARA OPS business.

Many air-powered (CO2-powered) devices are complex and less reliable, specifically:

  ambient temperature causes performance to vary, especially in colder weather;
  synthetic seals and "O" rings dry out and can cause catastrophic failures; and
  such devices entail long logistics tails (for example, heavy air tanks, compressors and spare parts).

We have filed a patent application with the U.S. Patent and Trademark Office ("USPO") for our proprietary cartridge-based firing system and are developing additional filings.

For the ARWEN's product line, our primary competitors are the following:

  DEFTEC / Safariland's 40 mm LTM launchers; and
  ALS (a Pacem Defense Company)'s single shot 37mm and 40mm launchers and 40mm multi-shot launchers.

A further market advantage is the access to the law enforcement market through our ownership of ARWEN, and the strength of its brand, which has been selling non-lethal systems to law enforcement agencies internationally for over 30 years. As a result of our acquisition of Police Ordnance, we believe there are synergies between our PARA OPS and ARWEN products such as access to law enforcement market for PARA OPS, providing a low-energy cartridge for ARWEN launchers and combining facilities and engineering.

Digitization and Counter-Threat

Our competition for digitization and counter threat business lines is primarily:

  R&D labs funded by the U.S. Department of Defense for developing systems like TASCS;
  Fabrique Nationale Herstal S.A. for their remote weapon stations (although these do not offer high angular resolution like TASCS); and
  known developers of electronic decoy systems including Motorola (Tactical TV Decoys), Synchopated Engineering (Mockingbird RF Signal Emulator), and CACI Systemware (MAGPIE).

We are currently not aware of any major direct competitors for our BLDS technology.

Our competitive advantage is the significant experience that our team of engineers and technicians have in soldier systems (which we consider to be any device that a soldier carries onto the battlefield, ranging from a communications device to a sensor), weapons, and sensor fields. Our expertise in the field of networked weapons has been recognized by the United States military who requested that we participate in the NATO working group tasked with developing standards and requirements for these types of networked weapons.

We are also not aware of any major direct competitors for our CIMS.

Seasonality

We do not expect our non-lethal business line will be exposed to seasonality. While our Digitization and Counter-Threat business lines may be affected by national military budgets, as well as federal, state and local government spending, we expect the various customers having different spending cycles will mitigate our potential cyclicality exposure.

Manufacturing and Availability of Raw Materials

Non-lethal

We have currently outsourced the engineering work for the PARA OPS devices to a third party, with oversight by us. We plan to lease new office and lab space in the Kitchener-Waterloo area (Ontario) during the second quarter of Fiscal 2023, likely less than 10,000 square foot facility. To achieve a scalable operating model with minimal capital expenditures, we plan to rely upon strategic alliances with OEMs for the manufacturing and distribution of our PARA OPS products.

For the ARWEN launchers, these are currently manufactured in Toronto (Ontario) area in a combined manufacturing and training facility of approximately 5,000 square feet (see Item 4.D. - Property, Plants and Equipment). The current lease is on a month-to-month basis.

Today, we are not aware of material sourcing issues or pricing volatility of raw materials, except for price volatility for certain components to manufacture ARWEN ammunition that will be required for our non-lethal business line (see Item 3.D. - Risk Factors - We Are Dependent on Key Suppliers for our ARWEN Product Line).

With the COVID-19 pandemic and global supply chain challenges, it is not possible to predict whether this could eventually materially impact our sourcing and pricing of our key raw materials for our non-lethal business line.

Digitization and Counter-Threat

Today we have assembled a team of engineers, technicians and advisors that have significant experience in soldier systems (which we consider to be any device that a soldier carries onto the battlefield, ranging from a communications device to a sensor), weapons, and sensor fields. It is this combination of disparate knowledge sets that enables us to integrate and develop innovative solutions. We leverage from this same pool of talent to deploy CIMS solutions for the public safety market.

Except for GhostNet, all the product development is done at our facility in Ottawa (see Item 4.D. - Property, Plants and Equipment). For as long as market demand justifies a low rate of production quantities, we will internally produce these products. Once demand reaches quantities necessitating commercial-level production quantities, we will outsource our production to companies specifically suited to producing each particular product. We are not aware of any material regulatory approvals that are required for us to outsource production.

Today, we are not aware of material sourcing issues or pricing volatility of key components for our Digitization and Counter-Threat business lines. However, with the COVID-19 pandemic, it is not possible to predict whether this could eventually materially impact our sourcing and pricing of our key raw materials.

Marketing Plans and Strategies

Non-lethal

Initially we plan to sell our PARA OPS to the professional market which includes law enforcement agencies and then to the consumer market through an e-commerce store and a network of distributors. We plan to hire sales and marketing resources during Q2 Fiscal 2023 for the commercialization of PARA OPS.

For the ARWEN launchers, we plan to continue direct sales to law enforcement agencies, with marketing via tradeshows and social media/web-based.

As part of our marketing efforts, we are planning to attend the following tradeshows:

Tradeshow	Location	Date of Event	Estimated Costs
Shot Show	Las Vegas, Nevada	January 2023	$150,000
IWA & Outdoor Classic	Nuremburg, Germany	March 2023	$15,000
Canadian Tactical Conference	Collingwood, Ontario	May 2023	$6,000
International Association Chiefs of Police	San Diego, USA	October 2023	$35,000
NTOA LE Operations Conference	Milwaukee, USA	May 2023	$15,000
Best Defense	London, Canada	November 2023	$9,000

Digitization and Counter-Threat

For digitization and counter-threat products, we plan to market through direct customer contact, tradeshows, demonstrations, and web-based marketing. Currently, we are planning to attend the following tradeshows:

Tradeshow	Location	Date of Event	Estimated Costs
IDEX	Abu Dhabi, UAE	February 2023	$75,000
Future Soldier Technology	London, UK	March 2023	$60,000
Trident Specter	Virginia, USA	April 2023	$25,000
CANSEC	Ottawa, Ontario	May 2023	$46,000
SOF Week	Tampa, Florida	May 2023	$47,000
Modern Day Marine	Washington, D.C., USA	June 2023	$34,000
Silent Swarm	Grayling, Michigan	August 2023	$32,500
Canadian Association of Chiefs of Police	Ottawa, Canada	August 2023	$25,000
DSEI	London, UK	September 2023	$70,000
AUSA	Washington, D.C., USA	October 2023	$150,000

Proprietary Protection

Non-lethal

On February 11, 2022, we filed United States patent application No. 17/669,420 claiming priority to a provisional patent application serial 63/148,163 by the USPO for our PARA OPS system. On October 18, 2022, we were advised by USPO that a notice of publication of application had been issued in relation to our patent application.

Additionally, we filed patent applications for our PARA OPS system with the Canadian Intellectual Property Office (Filing Certification pending) on October 24, 2022 and with the Australian Patent Office (Serial No. 2022259822) on October 27, 2022.

We have the following active and pending trademarks:

Trademark	Country	File Date for Pending	Application # / Registration #	Status / Registration Date
PARA OPS	United States	February 2, 2022	97/248,319	Pending
LOW ENERGY CARTRIDGE	Canada	October 25, 2022	Application number not yet assigned	Pending
LOW ENERGY CARTRIDGE	Australia	October 27, 2022	2022259822	Pending
LOW ENERGY CARTRIDGE	United States	November 2, 2022	17/669,420	Pending
PENTA OPS	Canada	November 5, 2021	2,145,499	Pending
	Canada	November 5, 2021	2,145,500	Pending
EVERYONE GOES HOME ALIVE	Canada	August 10, 2022	2,203,009	Pending
EVERYONE GOES HOME ALIVE	United States	September 16, 2022	97/594,701	Pending
ARWEN	Canada	N/A	TMA657,575	January 31, 2006
ARWEN	Great Britain	N/A	UK00001247086	July 27, 1985
ARWEN	Singapore	N/A	T9105613J	June 8, 1991
ARWEN	United States	N/A	1,404,833	August 12, 1986

Digitization

While we rely significantly on trade secrets to protect our internally developed technologies, we currently have the following patent pending application regarding our digitization business lines:

Product line	Country	Application #	File Date	Title	Status
TASCS IFM	International	PCT/CA2021/050993	Filed on July 19, 2021 which claims the benefit of 63/054,435	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Published as W02022/016260 Pending Applicant is KWESST Inc.

Counter Threat

While we rely significantly on trade secrets to protect our internally developed technologies, we currently have the following patent and pending patent applications regarding our counter-threat business lines:

Product line	Country	Application #	File Date	Title	Status
Phantom	United States	16/686,095	Filed on November 15, 2019 which claims the benefit of 62/657,706	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Issued as Patent No. 10,969,467 (assigned to KWESST Inc.)
Phantom	United States	16/116,914	Filed on August 30, 2018 which claims the benefit of 62/657,706	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Issued as Patent No. 11,096,243 (assigned to KWESST Inc.)
Phantom	United States	17/163,546	Filed on January 31, 2021 which claims benefit of 16/116,914	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Pending

Phantom	United States	17/405,021	Filed on August 17, 2021 which claims the benefit of 16/116,914	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Pending
Phantom	International	PCT/CA2021/050038	Filed on January 15, 2021	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Published as W02022/150901 Pending Applicant is KWESST Inc.
Phantom	Canada	3,106,716	Filed on January 21, 2021	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Pending (assigned to KWESST Inc.)
Phantom	Australia	2021200556	Filed on January 29, 2021	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Pending (assigned to KWESST Inc.)

We also have the following pending trademark applications:

Trademark	Country	Application #	File Date	Status
GreyGhost	Canada	2,044,815	August 10, 2020	Pending
GreyGhost	United States	90/114,280	August 14, 2020	Pending
Phantom	Canada	2,047,424	August 24, 2020	Pending
Phantom	United States	90/135,612	August 25, 2020	Pending
	Canada	2,063,763	November 12, 2020	Pending
	United States	90/518,212	February 8, 2021	Pending

Government Regulations

Non-lethal

United States

In February 2022, we retained the services of Orchid Advisors to assist us with the classification and ATF compliance for our PARA OPS devices. Orchid Advisors is a FFL compliance solutions firm headquartered in Hartford, Connecticut.

Based on Orchid Advisor's interpretation of the ATF rules and regulations, we have self-classified the .67 caliber version of the PARA OPS devices as a "destructive device," providing us with the ability to go to market much sooner than waiting for ATF classification ruling. Under the ATF rules, a manufacturer must determine whether the device is a firearm and therefore be subject to ATF regulation and if it is a firearm whether it is subject to National Firearms Act of 1934 ("NFA") regulations.

To be considered a regulated firearm in the United States, the device must be: (i) a weapon that (ii) will or is designed to expel a projectile (iii) by the action of an explosive. Although primers in ammunition cartridges are exempt from control under the explosives regulations as administered by ATF, they are still considered an "explosive" for the purposes of the firearm definition. Because we use primers in the ammunition cartridges for our PARA OPS devices, we have decided to self-classify our PARA OPS devices as a form of firearm in the United States pending any different eventual classification by the ATF.

As the PARA OPS product line is identified as a firearm in the United States, it must be determined whether an additional level of control is imposed by the NFA. Under NFA regulations, there are only two possible types of NFA firearm that PARA OPS could be defined as: (1) a "any other weapon" ("AOW") or (2) a "destructive device". Sale of either of these to consumers is permissible but requires a lengthy approval process conducted by the ATF (the background check process on the consumer); whereas sale to law enforcement agencies, military bodies, or government agencies is a more expedient approval process (usually less than 7 days). Further, the AOW classification requires only a $5 transfer tax to consumers whereas a destructive device classification results in a $200 transfer tax to consumers (such tax being borne by the consumer). While our PARA OPS is non-lethal (the kinetic energy of our projectile is well below lethal threshold), we have determined that the current version of our PARA OPS devices are "destructive devices" because the measurement of the bore of our device is currently in excess of the one-half inch in diameter, the maximum size for AOW.

As a result, initial sales of our PARA OPS devices in the United States are expected to come primarily from law enforcement agencies until we reduce the bore of our device to less than one-half inch in diameter for the consumer market. In July 2022, we entered into a consulting agreement with an FFL engineering firm, Bachstein Consulting LLC, in the United States to finalize the prototype for the PARA OPS single and multi-shot devices, including LRIP during Q1 Fiscal 2023. We are currently developing a new version of PARA OPS device to meet the AOW firearm classification in order to reduce the tax burden on a consumer purchasing the PARA OPS devices. We expect to commercially launch this AOW version during Fiscal 2023. The distribution of our PARA OPS in the United States will be done directly with FFL distributors/firearm dealers for civilian sales. Today, all 50 states of the United States allow civilians to own a firearm subject to the firearm laws of the state (which vary by state). We expect the sales of our PARA OPS devices will position us well for significant recurring revenues through the sale of subsequent ammunition over the next 12 months (see Item 3.D. - Risk Factors - We have Significant Non-Recurring Revenue).

For the non-lethal ARWEN products, we maintain a Firearm Business License issued by the Chief Firearms Office of the Ontario Ministry of the Solicitor General and we are also registered under the Controlled Goods Program in Canada. For further information, see Item 4.B. - Business Overview - Digitization and Counter-Threat. Additionally, we maintain a Federal Explosives License/Permit for the manufacturing of explosives and a Federal Firearms License for manufacturer and sale of destructive devices, both issued by the ATF in the United States. These are currently under renewal. All sales of our ARWEN launchers are made directly to law enforcement agencies.

Rest of the World

As our current focus is commercializing PARA OPS in the United States, we have not begun analyzing the related government regulations for the rest of the world.

Digitization and Counter-Threat

Firearm Business License

In Canada, we maintain a firearm business license (the "Firearm Business License") with the Chief Firearms Officer of the Ontario Ministry of Solicitor General for our following business activities:

  Manufacture, modification and assembly: prohibited weapons, ammunition, restricted firearms, prohibited devices, prohibited ammunition, prohibited handguns, non-restricted firearms, prohibited firearms;
  Retail sales (including consignment sales): restricted firearms and non-restricted firearms;
  Consignment sales: prohibited firearms including prohibited handguns;
  Gunsmithing: prohibited firearms, prohibited handguns, non-restricted firearms, restricted firearms;
  Transportation of inventory: prohibited firearms, ammunition, prohibited handguns, non-restricted firearms, prohibited ammunition, prohibited devices, restricted firearms, prohibited weapons;
  Storage of firearms: restricted firearms, non-restricted firearms, prohibited firearms, prohibited handguns.
  Export: ammunition, prohibited handguns, non-restricted firearms, prohibited ammunition, prohibited firearms, prohibited weapons, prohibited devices;
  Possession for the purpose of instruction: restricted firearms, ammunition, non-restricted firearms, prohibited handguns.
  Import: prohibited firearms, non-restricted firearms, prohibited devices, prohibited ammunition, ammunition, prohibited weapons, prohibited handguns and restricted firearms.

The Firearm Business License is delivered for the purposes of: (i) the performance of a contract entered into by the Government of Canada, the government of a province, the government of a municipality acting on behalf of a police force, or a police force, or by a person acting on behalf of such a government or a police force; and (ii) the development, modification or testing of a prohibited firearm, prohibited weapon, prohibited device or prohibited ammunition, or any component or part thereof, for the purpose of training, or supplying goods or training materials used in the training of, a public officer as defined in subsection 117.07(2) of the Criminal Code (Canada), who is acting in the course of his or her duties or employment.

As of the date of this Annual Report, we believe to be fully compliant with all the conditions under which the Firearm Business License is delivered and maintained.

We have applied for and received a Firearms Business License that covers off any potential scenario that we may from time to time be involved in which such a license would be required. We are currently not in the retail or consignment sale of firearms and do not expect to be in this type of business.

For greater clarity, we use real firearms in the development and testing of our products as well as in training users on their use. Any device such as the TASCS IFM or TASCS NORS must be developed and tested on the weapon platforms for which it is designed. The Shot Counter is designed to work on automatic weapons in military and police inventories. These types of weapons are classified as prohibited and are solely utilized in the development and testing of the product. Replica systems are utilized for static demonstration, trade shows and other non-firing events.

We procure ammunition such as those required for mortars, grenade launchers and others weapon types to conduct testing and evaluation. On occasion, we may need to export ammunition in support of demonstrations.

Controlled Goods Program

In Canada, an individual or organization must register in the Controlled Goods Program with the Public Services and Procurement Canada if they need to:

  examine, possess or transfer controlled goods (munitions);
  transfer controlled goods outside of Canada; or
  receive bid solicitation documents containing controlled goods or controlled technology.

We are registered in the Controlled Goods Program and believe we are in compliance as of the date of this Annual Report.

Economic Dependence

As an early-stage company, the revenue stream in Fiscal 2021 for the TASCS system was concentrated on one United States military customer. We recognized 98.3% of the total revenue (US $0.8 million) for this United States military customer during Fiscal 2021 (see Item 5.E. - Critical Accounting Estimates). We have delivered the remaining milestone and recognized the remaining 2.7% of the total revenue during the first quarter of Fiscal 2022. While we expect follow-on orders for our TASCS IFM 81mm mortar system during Fiscal 2023, there is no assurance of such orders.

Since September 30, 2021, we have further diversified our revenue base as a result of the Police Ordnance Acquisition. Additionally, on December 1, 2021, we entered into a master professional services agreement (the "MPSA") with GDMS to support the development of digitization solutions for future Canadian land C41SR programs under Strong, Secure, Engaged: Canada's Defence Policy. This includes TAK integration and CIMS services over 12 months. The MPSA serves as the master agreement and governs the basic terms and conditions for all future statements of work ("SOW") but does not in itself give rise to financial rights or obligations for either GDMS or us nor does it ensure that a future SOW will be awarded. Accordingly, there are no material terms in the MPSA except for the termination provision. At its sole discretion, GDMS may terminate the MPSA and/or a SOW by written notice to us. Under such event, GDMS will be liable for work rendered or expenses incurred prior to the effective date of such termination for which payment has not been made to us. GDMS may also terminate the MPSA immediately in the event of default (as defined in the GDMS). Concurrently with entering in the MPSA, we entered into a SOW with GDMS for the first phase of the project ("GDMS SOW No. 1") which was delivered by the end of Q3 Fiscal 2022 and fully collected. GDMS accounted for 41% of our Fiscal 2022 consolidated revenue. During Q1 Fiscal 2023, we entered into another SOW with GDMS for USD$0.1 million, which we delivered by the end of the quarter. With the anticipated commercial launch of PARA OPS product line in Fiscal 2023 and continued product sales from the ARWEN launchers, we anticipate our total consolidated revenue will continue to diversify with various customers, resulting in less dependence on limited customers to drive positive cash flows and profitability.

Foreign Operations

We established office space in Stafford, Virginia to conduct United States business development activities and anticipated light assembly and distribution for our non-lethal, Digitization, and Counter-Threat business lines.

C. Organizational Structure

The following chart illustrates our wholly-owned subsidiaries:

KWESST U.S. Holdings Inc.

On May 2, 2022, we incorporated a wholly-owned United States holding subsidiary in Delaware (United States).

KWESST Public Safety Systems U.S. Inc.

On May 2, 2022, we incorporated a wholly-owned United States subsidiary in Delaware (United States), for the PARA OPS product line in the United States (see Item 4.B. - Business Overview).

KWESST Defense Systems U.S. Inc. (formerly KWESST U.S., Inc.)

On January 28, 2021, we incorporated a wholly-owned United States subsidiary in Delaware (United States), named KWESST U.S., Inc., and established an office in Stafford, Virginia (United States) to further pursue Digitization and Counter-Threat business opportunities in the United States. On June 3, 2022, we amended the certificate of incorporation of the subsidiary to change the name to KWESST Defense Systems U.S. Inc.

KWESST Public Safety Systems Canada Inc.

On April 6, 2022, we incorporated a wholly-owned subsidiary in Ontario (Canada), for the PARA OPS business line in Canada (see Item 4.B. - Business Overview).

2720178 Ontario Inc. and Police Ordnance Company Inc.

On December 15, 2021, we acquired 2720178 Ontario Inc., which owns all of the issued and outstanding shares of Police Ordnance, a company incorporated in Ontario (Canada) (see Item 4.A. - History and Development of the Company - Principal Capital Expenditures and Divestitures). These are wholly-owned subsidiaries of KWESST.

KWESST Inc.

On April 24, 2017, we incorporated a company in Ontario (Canada) named KWESST Inc. for the Digitization and Counter-Threat business lines.

On September 17, 2020, pursuant to the Qualifying Transaction (as defined below), KWESST Inc. amalgamated with 2751530 Ontario Ltd. ("Subco"), with the amalgamated company retaining the name of "KWESST Inc."

D. Property, Plants and Equipment

We do not own any real estate property. We operate from leased premises in two different locations, as detailed in the following table:

Location	Area (approx.)	Premise Use	Expiry Date
155 Terence Matthews, Unit#1, Ottawa, Ontario, Canada	7,200 sq. ft.	Corporate offices and administration, Research and Development	April 30, 2026 (renewal extension of 5 years)
10 Center Street, Suite 201, Stafford, Virginia, United States	2,000 sq. ft.	Sales and Marketing	October 31, 2023
2370 Nash Road, Bowmanville, Ontario, Canada	5,000 sq. ft.	Manufacturing and distribution of non-lethal ARWEN products	Month-to-month

At September 30, 2022, the carrying value of our total tangible fixed assets was approximately $0.8 million held in Ottawa, Ontario, Canada.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company's financial condition and results of operations for the historical period covered by the financial statements and management's assessment of factors and trends which are anticipated to have a material effect on the Company's financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the other financial information contained elsewhere in this document. Our Consolidated Financial Statements have been prepared in accordance with International Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Our discussion contains forward-looking statements based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements.

A. Operating Results

Overview

During Fiscal 2022, we have made significant investments to position KWESST for future success including the following events:

  We acquired Police Ordnance, including its ARWEN product line of launchers and a proprietary line of 37mm cartridges designed for riot control and tactical teams. This added a complementary product line to our non-lethal business line.

  We entered into new strategic partnerships to accelerate our business growth strategies, including:

➢ GDMS: for future military digitization development;

➢ Thales Canada Inc. and Modis Canada Inc.: through a co-venture arrangement, we bid on a multi-million dollar and multi-year Canadian contract opportunity for specialized software development and integration solutions for the Canadian Army, and we expect the results to be known in Q2 Fiscal 2023;

➢ GDLS: to provide them with our Phantom system as part a GDLS-C bid for several hundred next-generation vehicles for a prominent United States military customer. We expect the successful bidder to be announced in calendar 2023;

➢ Persistent Systems LLC: to team up with our respective products and services to offer integrated solutions to various customers to the Canadian Department of National Defence;

➢ Counter Crisis-Technology Inc. ("CC-T"): to partner with them in developing and implementing a national Ground Search and Rescue Incident Command System for Public Safety Canada. This involves incorporating a Search and Rescue plug-in application the TAK, by leveraging our digitization and TAK integration capabilities with military customers.

Additionally, we completed our cross-border listing on Nasdaq and our Common Shares began trading on December 7, 2022, under the stock symbol "KWE" and certain of our outstanding warrants under the symbol "KWESW" on the same day. On December 9, 2022, we closed our U.S. IPO and the Canadian Offering for aggregate gross proceeds of USD$14.1 million, before deducting underwriting and offering costs (see Item 5.B - Liquidity and Capital Resources for further details). In advance of the Nasdaq listing, on October 28, 2022, we effected the Reverse Split of our Common Shares to meet Nasdaq's initial listing requirements. All information respecting to outstanding Common Shares and other securities of KWESST, including net loss per share, in the current and comparative periods presented herein give effect to the Reverse Split.

Results of Operations

The following selected financial information is taken from the audited financial statements for the year ended September 30, 2022, year ended September 30, 2021, and the nine months ended September 30, 2020.

	Year ended	Year ended	Nine months ended	Change	Change 2021 vs
				2022 vs
	September 30,	September 30,	September 30,	2021	2020 (1)
	2022	2021	2020	%	%
Revenue	$721,519	$1,275,804	$861,917	-43%	11%
Cost of sales	(536,735)	(798,888)	(247,113)	-33%	142%
Gross profit	184,784	476,916	614,804	-61%	-42%
Gross margin %	25.6%	37.4%	71.3%
Operating Expenses
General and administrative	4,915,263	4,057,167	2,723,861	21%	12%
Selling and marketing	3,296,373	3,484,159	564,266	-5%	363%
R&D	2,064,493	2,138,138	817,584	-3%	96%

Total operating expenses	10,276,129	9,679,464	4,105,711	6%	77%

Operating loss	(10,091,345)	(9,202,548)	(3,490,907)	10%	98%

Other expenses
Gain on derivatives	-	-	29,463	N/A	-100%
Net finance costs	(506,002)	(107,751)	(61,397)	370%	32%
Foreign exchange gain (loss)	28,780	(3,742)	(13,937)	-869%	-80%
Loss on disposals	(1,165)	(1,331)	-	N/A	N/A
Total other expenses, net	(478,387)	(112,824)	(45,871)	324%	84%
Loss before income taxes	(10,569,732)	(9,315,372)	(3,536,778)	13%	98%
Deferred tax recovery	49,442	-	-	N/A	N/A
Net loss	$(10,520,290)	$(9,315,372)	$(3,536,778)	13%	-2%
EBITDA loss	$(9,730,239)	$(9,066,631)	$(3,371,984)	7%	102%
Adjusted EBITDA loss(2)	$(7,297,670)	$(6,599,351)	$(1,589,723)	11%	211%
Loss per share - basic and diluted	$(14.41)	$(14.72)	$(8.03)	-2%	-32%
Weighted average common shares - basic	730,302	632,721	440,631	15%	44%

(1) To calculate the change, we have annualized the results of operations for the nine months ended September 30, 2020

(2) EBITDA and Adjusted EBITDA are non-IFRS measures. See "Non-IFRS Measures".

In the following table, we have reconciled the EBITDA and Adjusted EBITDA to the most comparable IFRS financial measure.

			Nine months
	Year ended	Year ended	ended
	September 30,	September 30,	September 30,
	2022	2021	2020
Net loss as reported under IFRS	$(10,520,290)	$(9,315,372)	$(3,536,778)
Net finance costs	506,002	107,751	61,397
Depreciation and amortization	326,491	140,990	103,397
Deferred tax recovery	(42,442)	-	-
EBITDA loss	(9,730,239)	(9,066,631)	(3,371,984)
Other adjustments:
Non-cash M&A costs(1)	-	-	1,514,703
Stock-based compensation	1,960,072	2,462,207	283,084
Professional fees relating to U.S. financing	500,112	-	-
Fair value adjustment on derivatives	-	-	(29,463)
Foreign exchange loss (gain)	(28,780)	3,742	13,937
Loss on disposals	1,165	1,331	-
Adjusted EBITDA loss	$(7,297,670)	$(6,599,351)	$(1,589,723)

(1) M&A refers to mergers and acquisitions.

Current Year Variance Analysis (2022 vs. 2021)

Revenue

We generated $0.7 million in revenue for Fiscal 2022, a decrease of 43% over last year's revenue. The decline in revenue was driven mainly due to the timing of expected contracts and a smaller contract awarded by GDMS-C and CC-T during the current year compared to the USD$0.8 million contract awarded by a United States military customer in Fiscal 2021. This was partially offset by $0.3 million from the ARWEN product line as a result of the Police Ordnance acquisition made in late Q1 Fiscal 2022. The ARWEN revenue excludes $0.4 million for deliveries in relation to open customer orders at the closing of the Police Ordnance acquisition which were recognized as a reduction of intangible assets.

We expect revenue to ramp up during Fiscal 2023 with new anticipated military contracts, coupled with the pending commercial launch of our PARA OPS, scheduled for Q2 Fiscal 2023, and full year revenue results from the ARWEN product line.

Gross Profit

Our gross profit was $0.2 million for Fiscal 2022, or gross margin of 25.6%, compared to $0.5 million in Fiscal 2021 with gross margin of 37.4%. The fluctuation in gross profit / margin is primarily due to our pre-commercialization phase.

Operating Expenses ("OPEX")

Total operating expenses were $10.3 million for Fiscal 2022, a 6% increase over the prior year. Excluding share-based compensation (non-cash item), total OPEX was $8.3 million compared to $7.2 million over the prior year. This represents a 15% increase which was driven mostly by accrued bonuses to our employees and management (none in the prior year) for their significant contributions in positioning KWESST for future success, coupled with higher professional fees incurred relating to a brokered private placement financing effort during the Spring 2022 that did not close due to very challenging global equity market conditions where S&P 500 index and Nasdaq index declined by approximately 20.6% and 29.5%, respectively from January 1, 2022, to June 30, 2022. We subsequently completed a successful cross-border listing on Nasdaq with a U.S. IPO and Canadian Offering, which both closed in December 2022. Professional fees relating to this effort were capitalized and reported as deferred share offering costs in our consolidated statements of financial position at September 30, 2022.

The above increase was partially offset by lower spend on advertising and promotion as well as no royalty and license costs in the current year compared to the previous year. We expect to incur royalty costs in Fiscal 2023 from expected sales of our PARA OPS and Phantom products.

In light of the current global inflationary pressure, we expect personnel costs to increase by approximately 10%-15% in Fiscal 2023, an increase that we plan to pass on to our customers.

Our R&D expenses during Fiscal 2022 comprised of costs incurred in performing R&D activities, including new product development, continued product enhancement, materials and supplies, salaries and benefits (including share-based compensation), engineering consulting costs, patent procurement costs, and estimated R&D-related facility costs. Where we qualify for Canadian investment tax credits for qualified scientific research and experimental development expenditures, we record this income as a reduction of R&D expenses. Additionally, in accordance with IFRS, we capitalize development costs only if development costs can be measured reliably, the product or process is technically or commercially feasible, future economic benefits are probable, and we have the intention and sufficient resources to complete the development and to use or sell the asset. Accordingly, we capitalized $1.2 million of development costs during Fiscal 2022 for PARA OPS and Phantom, compared to $83 thousand for Phantom during Fiscal 2021. See Note 9 of the audited consolidated financial statements for Fiscal 2022.

Finance Costs

Net finance costs were $0.5 million for Fiscal 2022, a 370% increase over Fiscal 2021 driven mainly by an increase in borrowings during Fiscal 2022 and full year accretion cost on the accrued royalties liability relating to the acquisition of the PARA OPS system.

Net Loss and Adjusted EBITDA Loss

We incurred a net loss of $10.5 million or $14.41 per basic share for Fiscal 2022, compared to the net loss of $9.3 million or $14.72 per basic share for Fiscal 2021. After adjusting for share-based compensation and other items (see table above), our Adjusted EBITDA loss was $7.3 million, compared to Adjusted EBITDA loss of $6.6 million in Fiscal 2021.

The increase in net loss and Adjusted EBITDA loss was primarily due to lower revenue and higher OPEX as noted above.

Prior Year Variance Analysis (2021 vs. 2020)

Revenue

We earned $1.3 million in revenue for Fiscal 2021, compared to $0.9 million for Fiscal 2020. On an annualized basis, our total revenue increased by 11% over the prior year mainly due to one large contract with a United States military customer relating to our TASCS IFM system. At the end of Fiscal 2021, we estimated approximately 98.3% completion on this large contract and have fully delivered the remaining performance obligation since September 30, 2021.

For both Fiscal 2021 and 2020, our TASCS IFM revenue was concentrated with two United States military customers.

Gross Profit

Our gross profit was $0.5 million for Fiscal 2021, or gross margin of 37%, compared to $0.6 million for Fiscal 2020 with gross margin of 71%. The fluctuation in gross profit / margin is due to our pre-commercialization phase. Further, the contract that was awarded to us in Fiscal 2021 was significantly more complex in nature, requiring judgement during the bidding process in estimating the engineering labor hours to meet the customer requirements. We incurred more engineering labor hours than anticipated, which contributed to the lower gross margin in Fiscal 2021. Costs included enhancements to the technology for this particular customer.

OPEX

Total operating expenses were $9.7 million for Fiscal 2021, compared to $4.1 million for Fiscal 2020. Excluding M&A costs, on an annualized basis total operating expenses increased by 185% driven primarily by growth in general and administrative ("G&A"), sales and marketing ("S&M") and R&D.

• G&A increased by 12% on an annualized basis; however, excluding the M&A costs, our G&A increased by 161% primarily due to augmenting the senior management team with two executives and recruiting independent directors, which led to a significant increase in personnel costs, including share-based compensation. Further, as a result of becoming a public company in Canada late in Fiscal 2020, we are now incurring significantly more regulatory costs and director and officer insurance premium costs.

• S&M increased by 362% on an annualized basis primarily due to making an investment in promoting and increasing awareness about us and our product offerings, including the recruitment of Brandon Tatum, through his private company The Officer Tatum LLC, as our advisor and advocate for our PARA OPS non-lethal system for law enforcement and personal defense in the United States in advance of our commercial launch of the LEC System anticipated for January 2022. We compensate Officer Tatum primarily in non-cash consideration, restricted stock units ("RSUs") and performance stock units ("PSUs"). Additionally, we made further investments in business development by recruiting consultants in the United States and in Canada to promote our product offerings.

• Excluding the investment tax credits ("ITCs"), R&D increased by 88% on an annualized basis primarily due to an increase in headcount to accelerate product development to ready products for market. We recognized $0.2 million and $0.1 million of ITCs in Fiscal 2021 and 2020, respectively, relating to qualified Scientific Research and Experimental Development program ("SR&ED") projects. Recognition takes place only once we have completed our analysis on whether certain R&D projects qualify for SR&ED ITCs with the assistance of our external tax professionals. In accordance with IFRS, we capitalized $83 thousand of development costs for Phantom during Fiscal 2021, compared to $163 thousand capitalized development costs for our TASCS IFM system during Fiscal 2020, which was subsequently transferred to inventory during the first quarter of Fiscal 2021 as a result of winning a follow-on order from the United States military customer.

 Finance Costs

Net finance costs increased marginally in Fiscal 2021 mainly due to the accretion cost on the accrued royalties liability relating to the acquisition of the PARA OPS System.

Net Loss and Adjusted EBITDA Loss

We incurred a net loss of $9.3 million or $14.72 per basic share for Fiscal 2021, compared to the net loss of $3.5 million or $8.03 per basic share for Fiscal 2020. After adjusting for share-based compensation, M&A costs, and other items (see table above), our Adjusted EBITDA loss was $6.6 million, compared to Adjusted EBITDA loss of $1.6 million in Fiscal 2020.

The increase in net loss was primarily due to investments made to drive marketing and promotional activities about us and our product offerings, accelerating product development, and recruiting talent to position ourselves for success.

Selected Annual and Quarterly Information

The following selected financial information is taken from the audited financial statements for the years ended September 30, 2022, and 2021 as well as for the nine months ended September 30, 2020.

	Year ended	Year ended	Nine months ended
	September 30,	September 30,	September 30,
	2022	2021	2020
Statement of Operations data:
Revenue	$721,519	$1,275,804	$861,917
Gross profit	$184,784	$476,916	$614,804
Gross margin %	25.6%	37.4%	71.3%
Operating loss	$(10,091,345)	$(9,202,548)	$(3,490,907)
Net loss	$(10,520,290)	$(9,315,372)	$3,536,778
Loss per share - basic and diluted	$(14.41)	$(14.72)	$(8.03)

	September 30,	September 30,	September 30,
	2022	2021	2020
Financial Position data:
Cash	$170,545	$2,688,105	$3,073,760
Total assets	$7,323,463	$8,717,846	$5,312,777
Total non-current liabilities	$1,400,474	$1,434,628	$307,909
Total shareholders' equity (deficit)	$(1,002,891)	$6,123,728	$3,884,864

See Item 4.A. - Operating Results - Results of Operations for additional details and for the comparison discussion between the periods presented above.

The following tables summarize selected results for the eight most recent completed quarters to September 30, 2022 (unaudited).

		2022				2021
($ in thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	255	282	166	17	160	522	448	146
Net loss	(2,345)	(2,600)	(2,290)	(2,290)	(2,884)	(2,628)	(2,277)	(1,526)

Our historical quarterly revenue and net loss have been volatile because we are an early-commercial stage company.

Over the next 12 months, we expect continued volatility in our quarterly revenue and net loss for the foreseeable future as we continue to invest in promoting KWESST and its product offerings, product development, and bringing products to market.

Fourth Quarter Fiscal 2022

The following table summarizes our results of operations for the respective periods:

	Three months ended September 30,
	2022	2021
Revenue	$255,371	$160,047
Operating Expenses
General and administrative	1,504,376	1,147,818
Selling and marketing	364,913	1,288,512
R&D	454,048	489,427
Total operating expenses	2,323,337	2,925,757
Net loss	$(2,344,944)	$(2,884,067)

Our revenue increased by 60% to $255 thousand for the quarter ended September 30, 2022, over the same comparable prior period. This was primarily due to the acquisition of Police Ordnance in December 2021 which contributed $132.5 thousand of revenue to our fourth quarter Fiscal 2022.

Operating expenses declined by 21% to $2.3 million for the quarter ended September 30, 2022, over the same quarter in Fiscal 2021. The decline was driven mainly by the 72% reduction in selling and marketing costs primarily due to lower share-based compensation and a decrease in investor relations and promotion spend. This was partially offset by an increase of 31% in general and administrative costs primarily due to the accrued bonuses to our employees and management and increased regulatory and compliance fees as a result of becoming a United States issuer, offset by lower share-based compensation fees.

As a result of the above, our net loss was $2.3 million for the quarter ended September 30, 2022, a 19% improvement over the fourth quarter in Fiscal 2021.

Financial Condition

The following table summarizes our financial position:

	September 30,	September 30,	September 30,
	2022	2021	2020
Assets
Current	$1,516,393	$4,055,697	$3,996,514
Non-current	5,807,070	4,662,149	1,316,263
Total assets	$7,323,463	$8,717,846	$5,312,777

Liabilities
Current	$6,925,880	$1,159,490	$1,120,004
Non-current	1,400,474	1,434,628	307,909
Total liabilities	8,326,354	2,594,118	1,427,913
Net assets	$(1,002,891)	$6,123,728	$3,884,864

Working capital (1)	$(5,409,487)	$2,896,207	$2,876,510

(1) Working capital is calculated as current assets less current liabilities.

Our working capital was negative $5.4 million at September 30, 2022, a decrease of $8.3 million partly due to lower equity financing and higher net loss over the prior year.

Total assets decreased by 16% from September 30, 2021, mainly due to $2.5 million decrease in current assets for the same reason as noted above for working capital; offset partially by $1.1 million increase in non-current assets driven by capitalized development costs and to a lesser extent new intangible assets from the acquisition of Police Ordnance.

Total liabilities increased by $5.8 million from September 30, 2021, mainly driven by additional short-term borrowings and an increase in accounts payable and accrued liabilities due to deferred payments with key vendors as well as accrued and unpaid wages for certain senior employees who voluntarily deferred their wages until we completed the U.S. IPO and Canadian Offering. We also accrued bonuses for staff and management at September 30, 2022 (none in the prior year).

B. Liquidity and Capital Resources

Available Liquidity

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. We regularly perform cash flow forecasts to ensure that we have sufficient cash to meet our operational needs while maintaining sufficient liquidity. At this time, we do not use any derivative financial instruments to hedge our currency risk.

At September 30, 2022, our cash position was $0.2 million, a decrease of $2.5 million since September 30, 2021 primarily due to incurring a net operating loss for Fiscal 2022, which was partially offset by additional borrowings and to a lesser extent equity financing. Other than a small credit facility with Royal Bank of Canada for a corporate credit card program and foreign exchange line of credit, we do not have credit facilities in place.

On December 9, 2022, we closed both the U.S. IPO and Canadian Offering pursuant to which we received aggregate gross proceeds of USD$14.1 million, before underwriting and offering costs (see Item 5.B. - Liquidity and Capital Resources for further details including our expected use of proceeds). With this new capital, we believe we have sufficient liquidity and capital to timely fund our working capital and contractual obligations, including loan repayments, over the next twelve months. However, we may require additional capital in the event we fail to implement our business plan, which could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Potential sources of capital may include additional equity and/or debt financings. In our view, the availability of capital will be affected by, among other things, capital market conditions, the success of our PARA OPS system commercialization efforts, timing for winning new customer contracts, potential acquisitions, and other relevant considerations (see Item 3.D. - Risk Factors). In the event we raise additional funds by issuing equity securities, our existing shareholders will likely experience dilution, and any additional incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operational and financial covenants that could further restrict our operations. Any failure to raise additional funds on terms favorable to us or at all may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not being in a position to advance our commercialization strategy or take advantage of business opportunities.

Consolidated Statements of Cash Flows

The following table summarizes our consolidated statements of cash flows for the respective periods:

	Year ended	Year ended	Nine months ended
	September 30,	September 30,	September 30,
	2022	2021	2020
Total cash provided by (used in):
Operating activities	$(4,256,596)	$(6,255,213)	$(1,791,654)
Investing activities	(1,113,793)	(1,073,192)	(390,972)
Financing acitivities	2,852,829	6,942,750	5,234,771
Net cash outflows	$(2,517,560)	$(385,655)	$3,052,145
Cash, beginning of period	2,688,105	3,073,760	21,615
Cash, end of period	$170,545	$2,688,105	$3,073,760

Cash used by operating activities

With the additional capital raised in the last three years, we continued to invest significantly across the organization and in product development. As an early-stage company with various products in the pipeline (pre-commercialization phase), our revenue remains low and insufficient to cover the increase in our overhead costs, professional fees, advertising and promotion costs, and R&D costs. As a result, cash flow used in operating activities was $4.3 million, $6.3 million, and $1.8 million for fiscal years 2022, 2021, and 2020, respectively.

Cash used by investing activities

Cash flow used in investing activities was $1.1 million for Fiscal 2022, consistent with prior year. In Fiscal 2022, we continued to make investments in the product development of our PARA OPS and Phantom systems. We also acquired Police Ordnance which resulted in assuming cash of $0.2 million at closing.

Cash flow used in investing activities for Fiscal 2021 was higher than for the nine months ended September 30, 2020, mainly due significant investments made in sales demonstration units for TASCS IFM, and to a lesser extent to a $0.15 million deposit made to DEFSEC as an advance on future royalties. The $0.4 million investment in Fiscal 2020 includes investments in capitalized developments projects and the cash consideration for the acquisition of the Phantom system from SageGuild.

Cash provided by financing activities

The $2.8 million cash provided by our financing activities for Fiscal 2022 was lower than the $6.9 million in the prior year primarily due to very challenging equity market conditions in the last nine months of Fiscal 2022. During Fiscal 2022, our financing was driven mainly from $2.5 million in borrowings, whereas in the prior year we raised $6 million in gross proceeds from selling Common Shares and warrants in private placements. Proceeds from exercise of warrants and stock options also declined by $1.5 million from last year due to the significant decline in the price of our common stock on the TSXV.

The $1.7 million increase in cash provided by financing activities in Fiscal 2021 over Fiscal 2020 was primarily driven by $1 .8 million of proceeds from exercised stock options and warrants over the comparable period in light of the favorable movement in the price of the Common Shares since going public in Canada in late Fiscal 2020. In Fiscal 2021, we raised net proceeds of $5.4 million from equity offerings, slightly ahead of the $5.3 million raised in the prior period. We also repaid $0.2 million of related party loans during Fiscal 2021, compared to $0.08 million in the prior period.

Capital Resources

Our objective in managing our capital is to safeguard KWESST's ability to continue as a going concern and to sustain future development of the business. Our senior management is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. Our board of directors (the "Board") is responsible for overseeing this process. From time to time, we could issue new Common Shares or debt to maintain or adjust our capital structure. We are not subject to any externally imposed capital requirements.

Our primary sources of capital to date have been from borrowings, security offerings, exercise of stock options and warrants, and, to a lesser extent, pre-commercial revenue. The following is a breakdown of our capital:

	September 30,	September 30,	September 30,
	2022	2021	2020
Debt:
Lease obligations	$275,621	$307,909	$252,037
Related party loans	-	-	218,276
Borrowings	2,278,774	53,251	32,273
Equity:
Share capital	19,496,640	17,215,068	9,374,563
Warrants	1,959,796	1,848,389	277,170
Contributed surplus	3,551,330	2,458,211	306,708
Accumulated other comprehensive loss	(101,418)	(8,991)	-
Accumulated deficit	(25,909,239)	(15,388,949)	(6,073,577)
Total capital	$1,551,504	$6,484,888	$4,387,450

The following table shows a breakdown of our total borrowings:

	September 30,	September 30,	September 30,
	2022	2021	2020
March 2022 Loans	$1,764,630	$-	$-
August 2022 Loans	435,348	-	-
CEBA term loans	78,796	53,251	32,273
Related party loans	-	-	218,276
Total borrowings	$2,278,774	$53,251	$250,549

Refer to Note 12, Borrowings, of our audited consolidated financial statements for Fiscal 2022 for further details on each of the above outstanding loans. Following the closing of the U.S. IPO and Canadian Offering, we have repaid all the above loans, net of shares for debt settlement as noted below. Accordingly, we have no outstanding borrowings as of the date of this MD&A.

Contractual Obligations and Commitments

At September 30, 2022, our contractual obligations and commitments were as follows:

Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years
Accounts payable and accrued liabilities	$4,459,481	$4,459,481	$-	$-
Borrowings	2,648,280	2,548,280	100,000	-
Minimum royalty commitments	2,500,000	150,000	350,000	2,000,000
Lease obligations	327,600	93,600	187,200	46,800
Total contractual obligations	$9,935,361	$7,251,361	$637,200	$2,046,800

Shares Outstanding

At September 30, 2022, our authorized capital consists of an unlimited number of Common Shares with no stated par value.

The following table shows the outstanding Common Shares and dilutive securities at September 30, 2022:

	September 30,	Proceeds if	Average
	2022(1)	Exercised	price
Common shares	773,225
Founders' warrants	106,000	$1,484,000	$14.00
Broker warrants	643	$90,000	$139.97
Warrants	83,067	$8,610,150	$103.65
Stock options	57,108	$4,796,644	$83.99
Restricted stock units (RSUs)	21,174	$-	$-
Performance stock units (PSUs)	170	$-	$-
Agents' compensation options:
Common shares	837	$74,008	$88.42
Warrants	1,964	$240,623	$122.52

Total dilutive securities	1,044,188	$15,295,425

(1) Represents the number of shares to be issued upon exercise.

Since September 30, 2022, we have issued more Common Shares and warrants mainly as a result of the following material events.

U.S. IPO and Canadian Offering

On December 9, 2022, we closed the U.S. IPO and the Canadian Offering. In the U.S. IPO, we sold 2,500,000 units at a public offering price of USD $4.13 per unit (the "Unit"), consisting of one Common Share and one Warrant. The Warrants have a per share exercise price of USD $5.00, can be exercised immediately, and expire five years from the date of issuance. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 199,000 pre-funded common share purchase warrants and 375,000 Warrants. The underwriter has the right to exercise the balance of its over-allotment option within the 45-day period.

In the Canadian Offering, we sold 726,392 units, each consisting of one Common Share and one warrant to purchase one Common Share, at a price to the public of USD $4.13 per unit. The warrants will have a per Common Share exercise price of USD $5.00, are exercisable immediately and expire five years from the date of issuance.

The closing of the U.S. IPO and Canadian Offering resulted in aggregate gross proceeds of USD $14,145,000, before deducting underwriting discounts and offering expenses.

The Common Shares of KWESST and the Warrants sold in the U.S. IPO began trading on Nasdaq under the symbols "KWE" and "KWESW", respectively, on December 7, 2022.

ThinkEquity acted as sole book-running manager for the U.S. IPO and PI Financial acted as sole book-running manager for the Canadian Offering.

As consideration for the services provided in connection with the U.S. IPO, ThinkEquity received: (a) a broker-dealer cash commission of approximately USD$835,000 equal to 7.5% of the gross offering proceeds of the U.S. IPO and (b) underwriter warrants (the "Underwriter Warrants") to purchase up to 134,950 Common Shares equal to 5% of the Common Shares and pre-funded common share purchase warrants issued in the U.S. IPO. Each Underwriter Warrant is exercisable to acquire one Common Share at a price of USD$5.1625, exercisable as of June 4, 2023, and expiring December 4, 2027.

As consideration for the services provided in connection with the Canadian Offering, PI Financial received: (a) a cash commission of approximately USD$210,000 equal to 7% of the gross proceeds of the Offering; and (b) 50,848 compensation options (the "Compensation Options") equal to 7% of the number of Units issued under the Canadian Offering. Each Compensation Option is exercisable to acquire one Canadian Unit at a price of USD$4.13 for a period of two years after the closing of the Canadian Offering.

The total estimated offering costs were approximately USD$2.1 million for the U.S. IPO and Canadian Offering, of which $0.6 million was incurred and deferred at September 30, 2022.

Accordingly, the estimated net proceeds from the U.S. IPO and Canadian Offering were $11 million.

Use of Proceeds

The following table illustrates the estimated use of the combined net proceeds from the U.S. IPO and Canadian Offering over the next 12 months:

Use of Net Proceeds (1)	In U.S. Dollars
Repayment of non-secured borrowings:
Issued in March 2022 (2)	$1,460,000
Issued in August 2022 (3)	$220,000
CEBA loans (4)	$51,000
Product development	$529,000
Corporate, general & administration, and working capital:
General and administrative	$2,469,000
Selling and marketing	$1,355,000
Research and development, net	$296,000
Negative working capital at September 30, 2022 (excluding above loans)	$2,286,226
Unallocated working capital	$2,297,213
Total use of net proceeds	$10,963,439

(1) For Canadian dollars denominated expenses, the amounts were converted at a rate of $1.37 to USD$1.00 on as reported by the Bank of Canada on December 16, 2022.

(2) The net proceeds were used to fund the Company's working capital.

(3) On December 13, 2022, one of the two non-secured loans issued in August 2022 was settled for KWESST Units (same terms as those Units offered in the Canadian Offering).

(4) This is net of $23,077 forgivable amount as we have repaid the CEBA loans due to the Canadian Government the repayment deadline for the forgivable amount.

We may also use a portion of the net proceeds from the U.S. IPO and Canadian Offering for acquisitions or strategic investments in complementary businesses or technologies. We do not currently have any plans for any such acquisitions or investments and have not allocated specific amounts of net proceeds for any of these purposes.

The actual allocation of the net proceeds may vary depending on future developments in our business or unforeseen events. Pending such application of the net proceeds of the U.S. IPO and Canadian Offering, we may elect to invest such funds, in whole or in part, in short-term investment-grade securities or bank deposits. We intend to use the net proceeds as stated above; however, there may be circumstances where, for sound business reasons, a reallocation of proceeds may be deemed prudent or necessary.

Shares for Debt Settlement

On December 13, 2022, we issued 56, 141 Units to settle $12,000 of the March 2022 loans and USD$223,321 of the August 2022 loans, including unpaid accrued interest and 10% premium at maturity. The terms of the Units are the same as the Units issued in the Canadian Offering.

Use of Proceeds from Prior Financings

The following table provides an approximate breakdown on the initial allocation of the use of funds for last year's brokered private placement and the actual use of proceeds:

		2021 Financing
		Estimated and
		Unaudited Actual	Proceeds
	Expected	Use of Funds from	Unspent as at
Use of Proceeds (1)	Allocation of Net	April 29, 2021 to	September 30,
	Proceeds	September 30, 2022	2022
Products development: (2)
TASCS IFM (3)	$400,000	$314,087	$85,913
BLDS	200,000	305,788	(105,788)
Phantom	500,000	793,852	(293,852)
GreyGhost	200,000	15,840	184,160
ATAK	500,000	304,162	195,838
LEC	500,000	761,943	(261,943)
Total products development	2,300,000	2,495,672	(195,672)
Other specific allocations:
Repayment of CEO and employee loans	191,600	191,600	-
Repayment of unsecured borrowings	310,527	310,527	-
Prepaid royalties to DEFSEC (4)	150,000	150,000	-
Total allocated proceeds	2,952,127	3,147,799	(195,672)
Unallocated proceeds for working capital	2,516,366	2,320,694	195,672
Transferred from 2020 Financing	235,345	235,345	-

Total use of proceeds	$5,703,838	$5,703,838	$-

Notes:

(1) Excludes non-cash transactions settled in Common Shares.

(2) Includes concept & design, initial prototype, market testing, and pre-production including a few demo units. Costs includes internal labor costs, outsourced engineering costs, and materials (no overhead allocation).

(3) Net of customer funding of $1.0 million.

(4) In connection with the PARA OPS System acquisition.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

C. Research and Development, Patents and Licences, etc.

See Item 5.A. - Operating Results - Results of Operations for a description of our research and development activities during the last three fiscal years.

See Item 4.B. - Business Overview - Proprietary Protection for a listing of patents and product development in progress.

D. Trend Information

See Item 5.A. - Operating Results - Results of Operations and Item 5.B. - Liquidity and Capital Resources for trend information.

E. Critical Accounting Estimates.

The following is a summary of critical accounting policies, requiring management to make significant estimates and assumptions:

Revenue

Revenue is recognized upon transfer of control of products or services to customers at an amount that reflects the transaction price we expect to receive in exchange for the products or services. Our contracts with customers may include the delivery of multiple products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The accounting for a contract or contracts with a customer that contain multiple performance obligations requires us to allocate the contract or contracts transaction price to the identified distinct performance obligations.

Revenue from contracts with customers is recognized, for each performance obligation, either over a period of time or at a point in time, depending on which method reflects the transfer of control of the goods or services underlying the particular obligation to the customer.

For performance obligations satisfied over time, we recognize revenue over time using an input method, based on costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying such performance obligation (for non -recurring engineering services, the input method is based on hours). Under this method, costs that do not contribute to our performance in transferring control of goods or services to the customer are excluded from the measurement of progress toward satisfying the performance obligation. In certain other situations, we might recognize revenue at a point in time, when the criteria to recognize revenue over time are not met. In any event, when the total anticipated costs exceed the total anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known. Refer to Note 17 of the audited consolidated financial statements for Fiscal 2022 for tabular disclosure on timing of revenue recognition.

We may enter into contractual arrangements with a customer to deliver services on one project with respect to more than one performance obligation, such as non-recurring engineering, procurement, and training. When entering into such arrangements, we allocate the transaction price by reference to the stand-alone selling price of each performance obligation. Accordingly, when such arrangements exist on the same project, the value of each performance obligation is based on its stand-alone price and recognized according to the respective revenue recognition methods described above. For example, for non-recurring engineering services rendered over a contract period the revenue is recognized using the percentage of completion method; whereas for training services the revenue is recognized after the training is delivered (i.e. point in time).

We account for a contract modification, which consists of a change in the scope or price (or both) of a contract, as a separate contract when the remaining goods or services to be delivered after the modification are distinct from those delivered prior to the modification and the price of the contract increases by an amount of consideration that reflects our stand-alone selling price of the additional promised goods or services. When the contract modification is not accounted for as a separate contract, we recognize an adjustment to revenue on a cumulative catch-up basis at the date of contract modification. There was no contract modification in the fiscal years ended September 30, 2022, 2021, and 2020.

The timing of revenue recognition often differs from performance payment schedules, resulting in revenue that has been earned but not billed. These amounts are included in unbilled receivables. At September 30, 2022, and 2021, we had an immaterial amount and $0.3 million of unbilled receivable, respectively. Amounts billed in accordance with customer contracts, but not yet earned, are recorded and presented as part of contract liabilities. There was no outstanding contract liability at September 30, 2021. At September 30, 2022, we had $47 thousand of contract liabilities (none at September 30, 2021).

When a contract includes a significant financing component, the value of such component is excluded from the transaction price and is recognized separately as finance income or expense, as applicable.

Accounting for acquisitions and contingent consideration

During Fiscal 2022, we acquired Police Ordnance and accounted for it pursuant to IFRS 3, Business Combinations. Areas of significant estimation in connection with the accounting of this transaction included:

• the estimated fair value of raw and work-in-progress inventories and intangible assets for the purchase price allocation; and

• the volatility assumption used in the Black Scholes option model to estimate the fair value of the warrants issued to the selling shareholders given our short history as a public company.

During Fiscal 2021, we acquired the PARA OPS system and accounted for it pursuant to IFRS 2, Share-Based Payment. Areas of significant estimation in connection with the acquisition of the PARA OPS system included:

• the determination of the discount rate for the present value of the minimum annual royalty payments to DEFSEC; and

• the volatility assumption used in the Black Scholes option model to estimate the fair value of the warrants issued to DEFSEC given our short history as a public company (see Item 5.E - Critical Accounting Estimates - Accounting for share-based compensation).

For further details on the above acquisitions, refer to Note 4 of the audited consolidated financial statements of Fiscal 2022.

Impairment of long-lived assets

We review property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized the carrying value of an asset exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, referred as the cash generating unit ("CGU").

In accordance with IFRS, if the sum of the undiscounted expected future cash flows from a long-lived asset is less than the carrying value of that asset, then we recognize an asset impairment charge. The impairment charge is determined based on the excess of the asset's carrying value over its fair value, which generally represents the discounted future cash flows from that asset.

Because we are an early-commercial stage technology company, management exercises significant judgment in establishing key assumptions and estimates to determine the recoverable amount of our CGU, including future cash flows based on historical and budgeting operating results, growth rates, tax rates, and appropriate after-tax discount rates. The actual results may vary and may cause significant adjustments in future periods.

Impairment of non-financial assets

We review non-financial assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may be impaired. If the recoverable amount of the respective non-financial asset is less than our carrying amount, it is considered to be impaired. Management exercises significant judgement in estimating the recoverable amount for non-financial assets (see Item 5.E - Critical Accounting Estimates - Impairment of long-lived assets).

Accounting for share-based compensation

We measure share-based compensation at fair value. Key inputs in the Black Scholes option model is the volatility assumption, forfeiture rate, and expected life of our Common Shares. Due to our limited trading history, management has established a relevant peer group of listed companies and selected the weighted average of their volatilities over a period of three to five years, where available. Starting in Fiscal 2021, we have commenced to incorporate a percentage of our stock volatility in the overall calculation of the volatility assumption. We expect to solely rely on our stock volatility by the end of Fiscal 2023 to estimate the fair value of share-based compensation as well as for warrants. As a result of our limited trading history, we have assumed a forfeiture rate of 0%, which will be reassessed annually. The expected life is estimated based on our trading history.

Accounting for Unsecured Loans

Due to the issuance of bonus Common Shares as part of the unsecured loans transactions during Fiscal 2022, we are required to allocate a percentage of the gross proceeds between the bonus Common Shares and the debt component based on their relative fair value. To measure the fair value of the unsecured loans, we used the income approach and estimated a market discount rate ranging from 22% - 24% to discount the future cash flows of the unsecured loans. Management selected a discount rate based on review of the debt cost for comparable public companies.

For further information on the unsecured loans, see Note 12 of the audited consolidated financial statements for Fiscal 2022.

Broker compensation options

As a result of the private placement in April 2021, we issued broker compensation options. To measure the fair value of the broker compensation options, we used the Monte Carlo valuation model and exercised judgment in estimating the life, risk free rate, and volatility.

For further information on the broker compensation options see Note 15(c) of the audited consolidated financial statements for Fiscal 2022.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name of each of our directors and executive officers, as well as such individual's place of residence, position with us, principal business activities performed outside those with us and period of service as a director (if applicable).

Directors and Executive Officers

Name	Position With	Age	Principal Business Activity Outside	Director/Officer
	KWESST Micro		KWESST Micro	Since
David Luxton	Executive Chairman and	71	N/A	October 24, 2019(1)
Ontario, Canada	Director
Jeffrey MacLeod	President, CEO, Director	63	N/A	April 24, 2017(1)
Ontario, Canada	and Promoter
Paul Mangano (2)	Director	65	Founder and Owner, Surculus	September 17, 2020
Maine, United States			Advisors LLC and General Manager,
			Steiner Optics Inc. (up to April 2022), CEO of OnPoint Systems, Inc. since August 2022
Paul Fortin (2)	Director	55	Senior Associate, David Pratt &	September 17, 2020
Ontario, Canada			Associates and Independent Advisor
John McCoach (2)	Director	65	Director and Chairman of the Audit	November 28, 2017(3)
British Columbia, Canada			Committee, Xybion Digital
			Inc.; Vice Chairman, Royal Canadian
			Marine Search and Rescue
Steven Archambault	Chief Financial Officer,	52	N/A	October 1, 2020
Ontario, Canada	Vice President,
	Corporate Services &
	Compliance, and Interim
	Corporate Secretary
Rick Bowes	Vice President,	61	N/A	April 12, 2021
Ontario, Canada	Operations of
	Digitization & Counter-
	Threat Products

Notes:

(1) Date on which the individual became a director of KWESST.

(2) A member of the Audit Committee. Mr. McCoach is Chair of the Audit Committee.

(3) Date on which the individual became a director of Foremost.

The following are brief biographies of our directors and executive officers.

David Luxton, Executive Chairman and Director

David Luxton is an entrepreneur in the defense and security industry. He is a former Canadian infantry officer, and former senior official with the Canadian and British governments. In 1990 he founded Simunition, a business that develops and sells simulated munitions for realistic close quarters combat training for military and law enforcement. Between 2003 and 2009, he led the expansion of the Allen- Vanguard Corporation, a company in the IED countermeasures business, from approximately $3,000,000 to a run rate of approximately $300,000,000 in annual revenues, then served as Chairman from 2010 to October 2021. Between 2015 and 2018, he was the Executive Chairman of United Tactical Systems, LLC, a company offering non-lethal products for law enforcement, military and personal defense. From 2003 to the date of this Annual Report, he has been President & Owner of DEFSEC, a company that specializes in strategic transactions in the defense and security industry. Furthermore, from 2016 to 2020, he was a Senior Strategic Advisor to the University of Ottawa. Since 2019, he has been the Executive Chairman of KWESST. He holds a SMDP postgraduate studies from the University of Oxford. He entered into a confidentiality and non-disclosure agreement through his consulting agreement with us on October 1, 2019.

Jeffrey MacLeod, President, Chief Executive Officer, Director and Promoter

Jeffrey MacLeod is an experienced defense industry executive with over 20 years of experience in the small arms and advanced soldier system fields. By establishing us, he aimed to develop software and hardware systems, such as the TASCS, to take existing legacy weapons and fully integrate them into a soldier system. Prior to founding KWESST, from 2008 to 2017, Jeffrey was the General Manager of Colt, a company producing small firearms for the Canadian military. Jeffrey has a Bachelor's degree in mechanical engineering from the Technical University of Nova Scotia (now DalTech) and a Master's degree in Military Vehicle Technology from the Royal Military College of Science (U.K). He is a Professional Engineer registered in the Province of Ontario. He entered into a confidentiality and non- disclosure agreement with us through his employment contract on October 1, 2019.

Steven Archambault - Chief Financial Officer, Vice President, Corporate Services and Compliance, and Interim Corporate Secretary

Mr. Archambault is an experienced finance executive with over 20 years' experience with private and public companies. He began his career as a CPA, CA with Ernst & Young LLP, followed by senior finance positions at AXIS Capital Holdings Limited, a global insurer and reinsurer listed on the New York Stock Exchange. Prior to joining us as of October 1, 2020, Mr. Archambault has been acting as a virtual chief financial officer ("CFO") consultant since September 2019. From January 2018 to September 2019, he served as the CFO of Eureka 93 Inc. (formerly LiveWell Canada Inc.) listed on TSXV and subsequently on Canadian Securities Exchange. Prior to this role, Mr. Archambault held the positions of President and CFO of International Datacasting Corporation and Group CFO of Novra, and immediately prior to Novra's acquisition of IDC, he was the CFO of IDC (listed then on the TSXV) from December 2013 and Acting CEO from February 2016 to July 2016. Mr. Archambault graduated from the University of Ottawa with a Bachelor of Commerce, Honors. He has entered into a confidentiality and non-disclosure agreement with us on October 1, 2020.

 Rick Bowes - Vice President, Operations of Digitization & Counter-Threat Products

Rick Bowes is an experienced defense industry executive with over 20 years of experience. Prior to joining us in April 2021, Mr. Bowes founded Cardinal Defence Consulting Inc. in 2018 and has since been offering consulting services to the defense industry. From 2016 to 2018, he served as the Vice President of Defense at ADGA Group. Over the course of his career, Mr. Bowes held various senior roles with defense contractors such as General Dynamics Canada, DRS Technologies Canada (now Leonardo DRS), ATCO Frontec and ADGA Group Inc., and he had a distinguished career as a senior officer in the Canadian Army, retiring in 2003 as a Lieutenant Colonel. He is a graduate of Royal Military College of Canada, and served in various operational and staff roles in the Canadian military and on secondment to the British Army. As an armor officer, Mr. Bowes served with various units such as Lord Strathcona's Horse (Royal Canadians) and the Canadian Airborne Regiment Battle Group across Canada and in deployed operations in Bosnia-Herzegovina with the UN Protection Force and the NATO Stabilization Force (SFOR). He was also part of the planning team for Canada's participation in the NATO Kosovo Force (KFOR) mission in 1999. He has entered into a confidentiality and non-disclosure agreement with us on April 13, 2021.

Paul Mangano - Director

Prior to being invited to join our Board, Mr. Mangano founded and owned Surculus Advisors LLC since 2016, a boutique management consulting firm providing advice, leadership, specialized expertise and transaction consultation services to the industrial and high-tech sectors including aerospace, defense and security. Further, since August 2022, he is the CEO of Onpoint Systems, Inc. From August 2020 to April 2022, he was the General Manager of Steiner Optics Inc., a division of Beretta. Prior to forming Surculus Advisors LLC, from 2006 to 2015, he served as the President of L-3 Communication's Public Safety & Sporting business unit. Mr. Mangano graduated with a BA in Economics from Harvard University and an MBA in High Technology from Northeastern University.

Paul Fortin - Director

Prior to being invited to join our Board, Paul Fortin was the director of international business development at Borden Ladner Gervais LLP, a full-service law firm, from 2011 to 2019. Since March 2020, he has been working with David Pratt & Associates as a Senior Associate and is an independent advisor within the defense and security industry. Mr. Fortin graduated from Carleton University with a Bachelor's degree in Political Science and from Algonquin College with a specialization in Product Marketing Management.

John McCoach - Director

Prior to being invited to join our Board, John McCoach held multiple senior positions in various companies, including seven years as the President of the TSXV. John McCoach was a member of the Capital Markets Authority Implementation Organization Board of Directors from 2016 to 2021. Mr. McCoach is an independent director and the current Audit Committee Chairman of Xybion Digital Inc. since November 2021. He also served as Interim CEO and as a director of Foremost Ventures Corp., a position he held from 2018 until the Qualifying Transaction with KWESST Inc. Finally, Mr. McCoach is an active crew member, and Vice Chairman of, Royal Canadian Marine Search and Rescue.

Board Diversity Matrix

Board Diversity Matrix (As of January 27, 2023)

Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	-	-
Part II: Demographic Background
Under-represented person in Home Country			0
LGBTQ+			0
White			5

While we have not adopted a formal board diversity policy, we are mindful of the benefit that diversity can provide in maximizing the effectiveness and decision-making abilities of our board. In this regard, we are committed to increasing diversity on our board. In searches for new director candidates, we will consider the level of diversity, including representation of underrepresented individuals and female representation, on the board, which will be one of several factors used in the search process. Further, we will continuously monitor the level of diversity and recruit qualified diverse candidates, including underrepresented individuals and/or female candidates, as part of our overall recruitment and selection process to fill openings, as the need arises, through vacancies, growth or otherwise.

B. Compensation

Compensation for Fiscal 2022

The aggregate amount of compensation paid during the year ended September 30, 2022 (including accrued amount at September 30, 2022), directly and indirectly, including directors' fees, to our named executive officers and directors in their capacity as such, was $1.2 million (Fiscal 2021: $0.7 million).

This discussion describes our compensation program for each person who acted as President and CEO, CFO and the three most highly- compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and the CFO, whose total compensation was more than $150,000 in our last fiscal year and who was performing a policy-making function in respect of the Company (each a "NEO" and collectively the "NEOs"). This section addresses our philosophy and objectives and provides a review of the process that the Board follows in deciding how to compensate the NEOs. This section also provides discussion and analysis of the Board's specific decisions about the compensation of the NEOs for the fiscal year ended September 30, 2022. We had five (5) NEOs during the fiscal year ended September 30, 2022, namely David Luxton, Executive Chairman, Jeffery MacLeod, President and Chief Executive Officer, Steven Archambault, Chief Financial Officer, VP, Corporate Services & Compliance, and interim Corporate Secretary, Paul Kania, former CFO, and Richard Bowes, VP, Operations of Digitization & Counter-Threat Products.

Compensation Philosophy and Objectives

Our current executive compensation program is designed to provide short and long-term rewards to our executives that are consistent with individual and corporate performance and their contribution to our short and long-term objectives. Our objectives with respect to compensation of executive officers are to provide compensation levels necessary to attract and retain high quality executives, and to motivate key executives to contribute to our interests. These objectives are to be met by the principal components of our executive compensation program, which has been focused on a combination of base compensation, cash bonus remuneration, and long-term incentives in the form of stock options or other security-based compensation.

The executive compensation program adopted by us and applied to our executive officers is designed to:

(a) attract and retain qualified and experienced executives who will contribute to our growth and success;

(b) ensure that the compensation of our executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation; and

(c) motivate executive officers to enhance long-term shareholder value, with current compensation being weighted toward at-risk long-term incentives in the form of options and other security-based incentives so as to foster alignment with the interests of our shareholders and stakeholders.

We do not believe that our compensation programs encourage excessive or inappropriate risk taking because: (i) our employees receive both fixed and variable compensation, and the fixed portion (salary) provides a steady income regardless of Common Share value, which allows employees to focus on our business; and (ii) our LTIP encourages a long-term perspective due to the vesting provisions, which is generally at least over two (2) years. We believe that our compensation program is appropriately structured and balanced to motivate our employees and reward the achievement of annual performance goals, as well as the achievement of long-term growth in shareholder value.

Compensation Governance and Process

We have relied on the experience of our Board in setting our executive compensation philosophy and appropriate levels of compensation for our NEOs.

Today, we do not have a separate Compensation Committee. Our Board assumes responsibility as a whole for the oversight over the compensation of directors and executives, including:

• review and approval our remuneration and compensation policies, including short and long-term incentive compensation plans and equity-based plans, bonus plans, pension plans (if any), our LTIP and grants, and benefit plans;

• sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention;

• review and approve at least annually all compensation arrangements for our senior executives;

• review and approve at least annually all compensation arrangements for our directors; and

• review the executive compensation sections disclosed in this Annual Report and our management information circular distributed to shareholders in respect of our annual, and any special, meetings of shareholders.

While David Luxton and Jeffrey MacLeod work with our Board in making recommendations regarding our overall compensation policies and plan as well as specific level of compensation for the other NEOs, they are recused from any Board deliberations and decisions in respect to their own personal compensation. Their respective current fixed compensation was set prior to going public in Canada.

For Fiscal 2023, we plan to retain an independent consulting firm to conduct a peer review and recommend to the Board competitive compensation plans (short and long-term) for our NEOs and independent directors. Accordingly, this may lead to significant changes to our compensation policies and practices.

Elements of Compensation

Our executive compensation program consists of three principal components: base salaries, annual incentive compensation and benefits, and long-term compensation.

Base Salaries

Base salaries are intended to reflect an executive officer's position within our corporate structure, his or her years of experience and level of responsibility, and salary norms in the sector and general marketplace We have not formally conducted benchmarking against our peer group. Further, as an early-stage company, we believe we have set the base salaries for the NEOs below current market to conserve cash in return for higher stock-based compensation awards. As previously noted, for Fiscal 2023 we plan to retain an independent consultant firm to formalize this process. Accordingly, decisions with respect to base salary levels for executive officers are not based on objective identifiable performance measures but for the most part are determined by reference to competitive market information for similar roles and levels of responsibility, coupled with subjective performance factors such as leadership, commitment, accountability, industry experience, and contributions. Our view is that a competitive base salary is a necessary element for retaining qualified executive officers, as it creates a meaningful incentive for individuals to remain with us and not be unreasonably susceptible to recruiting efforts by our competitors.

In determining the base salary compensation of each NEO, the Board considers: (i) recruiting and retaining executives critical to our success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Annual Incentive Compensation and Benefits

Our Board will consider whether it is appropriate and in our best interests to award discretionary cash bonus to the NEOs for the most recently completed fiscal year and, if so, the amount. Discretionary cash bonuses are awarded to recognize the achievement of annual corporate objectives and to recognize contributions that enhance our intrinsic value.

The following is a summary of the maximum annual incentive compensation as a percentage of base salary / annual consulting fee, for the NEOs based on their respective employment / consulting agreements, at the sole discretion of the Board:

Maximum Annual Incentive Compensation
Position	(Percentage of Base Salary)
Executive Chairman	200%
President and CEO	Not specified
CFO, VP, Corporate Services &	50%
Compliance, and Interim Corporate
Secretary
VP Operations - Digitization and Counter-	50%
Threat Products

We have not established explicit goals / milestones for our NEOs for Fiscal 2022 for the annual cash incentive compensation. However, we have set financial milestones for the vesting of 8,571 PSUs awarded to each of the Executive Chairman and the President & CEO on March 31, 2022. These financial milestones included achieving the following minimum floor:

• $5 million in customer orders for Fiscal 2022;

• $50 million in market capitalization for the Company at September 30, 2022; and

• $8 million of cash on hand at May 31, 2022.

As these financial milestones were not met, none of the above PSUs vested.

In July 2022, our Board approved a $100,000 retention bonus for the CFO, with $50,000 payable 30 days from completing the U.S. IPO, and the remaining $50,000 payable on December 31, 2022.

In December 2022, our Board approved USD$225,000 and USD$125,000 discretionary bonus to the Executive Chairman and the CFO, respectively, for their contributions during Fiscal 2022 and positioning the Company for future success including the successful closing of the U.S. IPO and Canadian Offering on December 9, 2022.

Long-Term Compensation

The long-term component of compensation for our NEOs, consists of (i) stock options ("Options"), (ii) RSUs, (iii) deferred share units ("DSUs"), (iv) SARs and/or (v) PSUs (collectively the "Security-Based Compensation Awards"). This component of compensation is intended to reinforce management's commitment to long-term improvements in our performance.

Our Board believes that incentive compensation in the form of Security-Based Compensation Awards which vest over time, is and has been beneficial and necessary to attract and retain NEOs. Furthermore, the Board believes Security-Based Compensation Awards are an effective long-term incentive vehicle because they are directly tied to our share price over a longer period and therefore motivates NEOs to deliver sustained long-term performance and increase shareholder value, and have a time horizon that aligns with long-term corporate goals. As such, our Board does not grant Security-Based Compensation Awards in excessively dilutive numbers or at exercise prices not reflective of the Company's underlying value.

In determining individual equity-based grants, the Board considers the experience, responsibilities and performance of each recipient of an award under the LTIP. Previous grants are also taken into consideration during the grant process.

Benefits Plans

The NEOs are entitled to life insurance, health and dental benefits.

We do not maintain a pension plan or retirement benefit plan for the NEOs.

External Compensation Consultants

During Fiscal 2022 and 2021, we did not retain the services of executive compensation consultants to assist our Board in determining compensation for any of our NEOs or directors. Further, the Board did not adjust the base salary for any NEOs during Fiscal 2022.

Assessment of Risks Associated with Our Compensation Policies and Practices

Our Board has assessed the compensation plans and programs for our executive officers to ensure alignment with our business plan and to evaluate the potential risks associated with those plans and programs. Our Board has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company.

Our Board considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs. We have not adopted a policy restricting our NEOs or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its NEOs or directors. To our knowledge, none of the NEOs or directors has purchased such financial instruments.

In connection with the U.S. IPO and Canadian Offerings, our directors and officers have entered into lock-up agreements prohibiting them for trading in KWESST securities for three months from December 9, 2022.

Performance Graph

The following graph illustrates the cumulative return to our shareholders based on a $100 investment in the Common Shares from September 22, 2020, the date we went public in Canada, to September 30, 2022, as compared to the cumulative total return on the Standard & Poor's / TSXV Composite Index for the same period, assuming the reinvestment of cash distributions and/or dividends:

The trend in the above performance graph does not correlate to the trend of the compensation paid to the NEOs. As described under "Elements of Compensation", based salaries reflect each NEO's primary duties and responsibilities and are set at levels based on responsibility, experience and expertise as well as subjective factors such as leadership. We believe that management must be compensated a minimum base salary for the value of the services provided, irrespective of our Common Share price performance. Pursuant to our LTIP, we have granted Options, RSUs, and PSUs to our NEOs, each form a significant portion of compensation, and therefore the total compensation for the NEOs is directly affected by decreases or increases in the price of our Common Shares as the value of such Options, RSUs, and PSUs changes as our Common Share price changes.

Summary Compensation Table

The following table provides information concerning the total compensation paid to the NEOs for the years ended September 30, 2022, and 2021, and for the nine months ended September 30, 2020.

							Non-equity incentive plan
							compensation
						Option-	Annual	Long-term	Pension
			Share-based			based	Incentive	Incentive	Value (3)	All Other	Total
Name	Fiscal Year	Salary	Awards (1)			Awards (2)	Plans	Plans		Compensation	Compensation
David Luxton	2022	$180,000	$		$		$308,408	$-	$-	$-	$488,408
Executive Chairman and	2021	$180,000		$237,300		$58,000	$-	$-	$-	$-	$475,300
Director (4)	2020	$110,769		$-		$-	$5,000	$-	$-	$-	$115,769
Jeffrey MacLeod	2022	$160,000	$		$		$-	$-	$-	$-	$160,000
President & CEO and	2021	$160,000		$237,300		$58,000	$-	$-	$-	$-	$455,300
Director	2020	$110,769		$-		$-	$5,000	$-	$-	$-	$115,769
Steven Archambault	2022	$155,000		$115,660		$12,334	$171,338	$-		$-	$492,065
CFO, VP, Corporate	2021	$192,733		$24,999		$301,000	$-	$-	$-	$-	$518,732
Services & Compliance,	2020	$-		$-		$-	$-	$-	$-	$-	$-
and Interim Corporate
Secretary (5)
Paul Kania	2022	$-		$-		$-	$-	$-	$-	$-	$-
Former CFO (6)	2021	$-		$-		$-	$-	$-	$-	$-	$-
	2020	$50,000		$-		$38,750	$-	$-	$-	$-	$88,750
Richard Bowes	2022	$155,000		$25,648		$12,334	$-	$-	$-	$-	$192,982
VP, Operations of	2021	$78,419		$24,999		$301,000	$-	$-	$-	$-	$404,418
Digitization & Counter-	2020	$-		$-		$-	$-	$-	$-	$-	$-
Threat Products(7)

Notes:

(1) Represents the grant value of RSU awards, based the closing price of the Common Shares on the TSXV on the grant date.

(2) Represents the grant value of the option awards, using the Black-Scholes option model. The Black-Scholes option model was selected by us as it is the most widely adopted and used option-valuation method. For the key inputs used in this valuation mode, refer to Note 15 (c) of the audited financial statements for Fiscal 2022.

(3) The Company does not have a retirement plan.

(4) Effective October 1, 2019, we entered into a professional services agreement with DEFSEC Corporation, a private company owned by Mr. Luxton. The compensation payable to Mr. Luxton is paid to his private company, DEFSEC Corporation.

(5) Mr. Archambault joined as our CFO on a part-time basis on October 1, 2020, transitioned to full-time on April 1, 2021. He also took on the role of VP, Corporate Services and Compliance in October 2021 and Interim Corporate Secretary in May 2022.

(6) Through his private company, PLK Accounting and Finance Inc., Mr. Kania provided CFO services from November 4, 2019, to September 30, 2020.

(7) Through his private company, Cardinal Defense Consulting Inc, Mr. Bowes provided part-time virtual VP Operation services from January 25, 2021, to April 9, 2021. Effective April 12, 2021, Mr. Bowes joined as an executive officer.

(8) In December 2022, the Board awarded a cash bonus of USD$225,000 to David Luxton and USD$125,000 to Steven Archambault in respect to their performance during Fiscal 2022, paid only after the closing of the U.S. IPO and Canadian Offering. For the above table, these amounts were converted to CAD using the daily average exchange rate on September 30, 2022, as reported by the Bank of Canada for the conversion of USD into CAD was USD$1.00 equals CAD$1.3707.

Employment and Consulting Agreements

The following summarizes the key salient terms of the employment and consulting agreements between us and our NEOs in force as of September 30, 2022.

David Luxton

On October 1, 2019, we entered into a professional services agreement with DEFSEC Corporation, a private holding company owned by Mr. Luxton, in which he agreed to serve as our Executive Chairman for an annual fee of $120,000 per year and raising to $150,000 per year upon a going public transaction. This agreement was amended effective August 1, 2020, whereby the annual fee was adjusted to $180,000 per year. Mr. Luxton is entitled to an annual incentive bonus up to 200% of his annual fee at the Board's sole discretion. This agreement will expire on December 31, 2022. We have the right to terminate his consulting agreement with six (6) month notice period, subject to termination benefits (see Item 5.B. - Potential Termination and Change of Control Benefits).

Jeffrey MacLeod

On October 1, 2019, we entered into an employment agreement with Mr. MacLeod to serve as our President and CEO with an initial base salary of $140,000 per year and raising to $160,000 upon a going public transaction. Because Mr. MacLeod's p rincipal residence is based in West Montrose, Ontario, his employment agreement includes a $1,000 per month housing allowance for accommodations in Ottawa, Ontario while working at our corporate office. For Fiscal 2019, Mr. MacLeod collected a lower base salary to help us conserve cash to fund our working capital requirements. Further, he did not receive any housing allowance in the last three financial years. Mr. MacLeod is entitled to an annual incentive bonus at the Board's sole discretion and five weeks of vacation per year. His employment agreement will expire on September 30, 2022. We have the right to terminate his consulting agreement with six (6) month notice period, subject to termination benefits (see Item 5.B. - Potential Termination and Change of Control Benefits).

Steven Archambault

On October 1, 2020, we entered into a part-time employment agreement with Mr. Archambault to serve as our part-time CFO for a monthly salary of $9,950 based on two business days per week, subject to adjustment for extra business days as defined in the agreement. On April 1, 2021, we amended his employment agreement to serve as our full-time CFO with an annual base salary of $180,000, of which $25,000 is to be in the form of RSUs and $155,000 in cash. These RSUs will be granted each year on April 1st, vesting over the next 12 months. Mr. Archambault is entitled to an annual incentive bonus up to 50% of his annual base salary at the Board's sole discretion and four weeks of vacation per year. Mr. Archambault also assumed the role of Vice President, Corporate Services and Compliance starting in October 2021. We have the right to terminate his employment agreement with 30 days' notice, subject to termination benefits (see Item 5.B. - Potential Termination and Change of Control Benefits).

Richard Bowes

On April 12, 2021, we entered into an employment agreement with Mr. Bowes to serve as Vice President of Operations, Digitization and Counter-Threat Products with an annual base salary of $180,000, of which $25,000 is to be in the form of RSUs and $155,000 in cash. These RSUs will be granted each year on April 1st, vesting over the next 12 months. Mr. Bowes is entitled to an annual incentive bonus up to 50% of his annual base salary at the Board's sole discretion and four weeks of vacation per year. We have the right to terminate his employment agreement with 30 days' notice, subject to termination benefits (see Item 5.B. - Potential Termination and Change of Control Benefits).

Outstanding Equity Awards at September 30, 2022

The following table sets forth information concerning all the outstanding equity awards held by each NEO as at September 30, 2022.

	Option-based awards				Share-based awards
							Market or
						Market or	payout
					Number of	payout	value of
	Number of			Value of	shares or	value of	vested
	securities			unexercised	units of	share-based	share-based
	underlying	Option	Option	in the-	shares that	awards that	awards not
	unexercised	exercise	expiration	money	have not	have not	paid out or
	options	price	date	options(1)	vested	vested (2)	distributed
David Luxton (3)	1,428	$87.50	7/2/2026	$-	-	$-	$8,996
Jeffrey MacLeod (4)	1,428	$87.50	7/2/2026	$-	-	$-	$25,200
Steven Archambault (5)	1,429	$14.70	7/24/2027	$-	977	$8,207	$8,198
	2,857	$136.50	8/25/2026	$-	-	$-	$588
	714	$49.00	11/20/2025	$-	-	$-	$-
	3,571	$52.50	10/1/2025	$-	-	$-	$-
Richard Bowes (6)	1,429	$14.70	7/24/2027	$-	458	$3,847	$1,924
	1,428	$136.50	8/25/2026	$-	-	$-	$-
	4,285	$90.30	4/29/2026	$-	-	$-	$-
	1,428	$120.40	1/25/2026	$-	-	$-	$-
Total	19,997			-	1,435	$12,054	$44,906

Notes:

(1) Based on the difference between the exercise price of the Option and $8.40, the closing price of the Common Shares on the TSXV on September 30, 2022.

(2) Based on $8.40, the closing price of the Common Shares on the TSXV on September 30, 2022.

(3) The grants were made to Mr. Luxton's private company, DEFSEC Corporation. His 2021 Option grant will vest over two (2) years and his RSU grant will vest over one (1) year.

(4) Mr. MacLeod's 2021 Option grant will vest over two (2) years and his RSU grant will vest over one (1) year.

(5) Mr. Archambault's 2022 Option and RSU grants vest 25% per quarter. His 2021 Option grants vest as follows: a) 2,857 options and 3,571 Options over (2) years, and b) 714 Options vested immediately and his 2021 RSU grant will vest over twelve (12) months, with 25% per quarter.

(6) Mr. Bowes' 2022 Option and RSU grants vest 25% per quarter. His 2021 Option grants vest as follows: a) 1,428 Options over one (1) year, and b) 4,285 Options and 1,428 Options over two (2) years.

There was no exercise of stock options during Fiscal 2022.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of option-based awards and share-based awards which vested during the fiscal year ended September 30, 2022 and the value of non-equity incentive plan compensation earned during the fiscal year ended during the year ended September 30, 2022.

			Non-equity
		Share-based	incentive plan
	Option-based	awards -	compensation
	awards - value	value vested	- value earned
	vested during	during Fiscal	during Fiscal
Name	Fiscal 2022 (1)	2022 (2)	2022
David Luxton	$36,236	$46,731	$308,408
Jeffrey MacLeod	$36,236	$13,127	$-
Steven Archambault	$189,753	$36,254	$171,338
Richard Bowes	$237,978	$22,294	$-

Notes:

(1) Amounts represent the difference between the exercise price of the Options and the closing price of the Common Shares on the TSXV on the vesting date.

(2) Amounts represent the number of vested Share Units (as defined below) multiplied by the closing price of the Common Shares on the TSXV on the vesting date.

Potential Termination and Change of Control Benefits

All outstanding equity compensation is forfeited / cancelled if we terminate a NEO's employment / consulting agreement for cause. Further, in the event a NEO voluntarily resigns from his employment / consulting with us, any unpaid annual incentive and unvested equity compensation are forfeited in accordance with our LTIP.

We have agreements with the NEOs that set out the terms of their employment / consulting and what they are entitled to in connection with a termination of employment or change of control. These agreements include non-solicitation, confidentiality, and ownership of intellectual property provisions to protect our interests.

The table below sets out the amount that would have been payable to each NEO had there been a change of control of the Company on September 30, 2022 and the severance payment that would have been payable to each NEO had the Company terminated employment of the NEO on September 30, 2022:

			Termination
		Termination	Without Cause
		Without Cause	in Connection
	Notice Period	(pre-Change of	with Change
	(months)	Control)	of Control
David Luxton
Base fee	6	$180,000	$270,000	(1)
Value of unvested options		$-	$-
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$8,996	$8,996
TOTAL		$186,996	$278,996
Jeffrey MacLeod
Base pay	6	$160,000	$240,000	(1)
Value of unvested options		$-	$-
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$25,200	$25,200
TOTAL		$188,996	$265,200
Steven Archambault
Base pay	1	$90,000	$90,000	(1)
Value of unvested options		$-	$-
Value of unvested RSUs		$8,207	$8,207
Value of vested RSUs not yet issued		$8,786	$8,786
TOTAL		$106,993	$106,993
Richard Bowes
Base pay	1	$45,000	$45,000	(1)
Value of unvested options		$-	$-
Value of unvested RSUs		$3,847	$3,847
Value of vested RSUs not yet issued		$1,924	$1,924
TOTAL		$50,771	$50,771

Notes:

(1) If within 24 months of, or in anticipation within 6 months of, change of control.

(2) If within 3 months of, or in anticipation within 3 months of, change of control.

A change of control is commonly defined in each of the respective agreements as:

a) the sale of all or substantially all of our outstanding Common Shares for cash or securities of an entity not managed by our management team and that are determined by our Board to be liquid for all of our shareholders ("Liquid Unrelated Issuer");

b) a merger, amalgamation, arrangement or other similar transaction involving us where the holders of our Common Shares receive cash or securities of a Liquid Unrelated Issuer, but do not immediately thereafter own securities of the successor corporation which entitle them to cash more than 50% of the votes attaching to all shares in the capital of the successor corporation;

c) the sale of all or substantially all of our assets followed by a liquidating distribution to the holders of our Common Shares of cash or securities of a Liquid Unrelated Issuer;

provided that our Board shall have the right, in its absolute discretion, to deem any transaction not enumerated above to be a change of control. For greater clarity, a sale or transfer of founders shares between related parties, and/or an initial going public transaction of any kind shall not constitute a change of control.

Compensation of Independent Directors

In December 2020, our Board approved the following cash compensation for the independent directors effective October 1, 2020:

• $5,000 per quarter; and

• $2,500 per quarter for the Chair of the Audit Committee.

Prior to December 2020, we made no cash compensation to the directors.

The following table sets out the total compensation for our independent directors who served at any time during the year ended September 30, 2022.

Name	Fees Earned	Share-based Awards (1)	Option-based Awards (2)	Non-equity Incentive Plan Compensation	PensionValue(3)	All Other Compensation	Total Compensation
John McCoach	$30,000	$-	$-	$-	$-	$-	$30,000

Paul Fortin	$20,000	$-	$-	$-	$-	$-	$20,000

Paul Mangano(4)	$20,000	$-	$-	$-	$-	$41,121	$61,121

Elisabeth Preston(5)	$5,000	$-	$-	$-		$-	$5,000

Notes

(1) Represents the grant value of RSU awards, based on the closing price of the Common Shares on the TSXV on the grant date.

(2) Represents the grant value of the option awards, using the Black-Scholes option model. The Black-Scholes option model was selected by the Company as it is the most widely adopted and used option-valuation method. For the key inputs used in this valuation mode, refer to Note 15 (c) of the audited financial statements for Fiscal 2022.

(3) The Company does not have a pension plan

(4) Mr. Mangano earned consulting fee of USD$32,000 in connection with the product development for our PARA OPS.

(5) Mrs. Preston retired from the Board on May 18, 2022.

Outstanding Equity Awards at September 30, 2022

We did not grant any compensation securities to our independent directors during Fiscal 2022.

The following table sets forth information concerning all the outstanding equity awards held by each of our independent director as at September 30, 2022.

	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (1)	Option exercise price	Option expiration date	Value of unexercised in the money options(2)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested (3)	Market or payout value of vested share-based awards not paid out or distributed
John McCoach	3,571	$67.90	12/15/2025	$-	-	$-	$-
	306	$32.90	6/15/2023	$-	-	$-	$-
Paul Fortin	3,571	$67.90	12/15/2025	$-	-	$-	$-
Paul Mangano	3,571	$67.90	12/15/2025	$-	-	$-	$-
Total	11,019			$-	-	$-	$-

Notes:

(1) The 2021 Option grants to the directors vest over two (2) years. The 2018 Option granted to Mr. McCoach has fully vested.

(2) Based on the difference between the exercise price of the Option and $8.40, the closing price of the Common Shares on the TSXV on September 30, 2022.

(3) Based on $8.40, the closing price of the Common Shares on the TSXV on September 30, 2022.

There was no exercise of options during Fiscal 2022.

Value Vested or Earned During the Year

The following table sets forth, for each independent director. the value of option-based awards and share-based awards which vested during the fiscal year ended September 30, 2022 and the value of non-equity incentive plan compensation earned during the fiscal year ended during the year ended September 30, 2022. Note that no share-based awards have been granted to our directors since inception.

Name	Option-based awards – value vested during Fiscal 2022 (1)	Share-based awards – value vested during Fiscal 2022 (2)	Non-equity incentive plan compensation – value earned during Fiscal 2022
John McCoach	$24,352	$-	$-
Paul Fortin	$24,352	$-	$-
Paul Mangano	$24,352	$-	$-
Elisabeth Preston(3)	$-	$-	$-

Notes:

(1) Amounts represent the difference between the exercise price of the Options and the closing price of the Common Shares on the TSXV on the vesting date.

(2) Amounts represent the number of vested Share Units (as defined below) multiplied by the closing price of the Common Shares on the TSXV on the vesting date.

(3) Mrs. Preston retired from the Board on May 18, 2022.

Equity Compensation Plans

On February 10, 2021, our Board adopted a new LTIP, which was approved by our shareholders on March 31, 2021 and on April 9, 2021 by the TSXV. Our LTIP was subsequently amended to conform with the new TSXV policy issued on November 24, 2021 in relation to security based compensation. Our shareholders approved this amended LTIP on March 31, 2022, which was subsequently approved by the TSXV on April 14, 2022.

The maximum number of Common Shares issuable under our LTIP for stock options is 10% of our issued and outstanding Common Shares, subject to adjustment or increase pursuant to the terms of the LTIP. Any stock options that have been cancelled, repurchased, expired, or exercised will again be available under the LTIP. At September 30, 2022, we had 57,108 outstanding stock options, leaving 19,833 stock options available for future grants.

Additionally, the maximum number of Common Shares issuable under our LTIP in respect of RSUs, DSUs, SARs, and PSUs (collectively "Share Units") is 60,381. At September 30, 2022, we had 23,487 outstanding Share Units, and 27,503 Share Units available for future grants.

The following is a summary of the salient terms of the equity-based awards available under our amended LTIP. For a more fulsome disclosure of our LTIP, a copy of our amended LTIP is available on SEDAR website at www.sedar.com.

Stock Options

Key Employees, Directors, Consultants and Persons performing Investor Relations Services (as such terms are defined in the LTIP) are eligible to receive grants of stock options to acquire Common Shares at the time of employment or contract, if applicable, and thereafter as determined by the Board.

Restricted Share Units

Key Employees, Directors and Consultants, are eligible to receive grants of RSUs, entitling the holder to receive one Common Share for each RSU, subject to restrictions as the Board may, in its sole discretion, establish in the applicable award agreement. The Board believes the granting of RSUs creates long-term incentive, a sense of ownership and an alignment of the recipients' interests with those of our shareholders and stakeholders. The granting of RSUs is intended to reward those executives who are responsible for our management and growth and to encourage such executives to develop a long-term vision for us to operate in a manner to maximize shareholder value. By using vesting periods for RSUs in addition to other restrictions, this compensation element is also designed to support long term retention of valuable Key Employees and Directors as well as provide an incentive for the achievement of specific milestones, if applicable.

Performance Share Units

Key Employees, Directors, and Consultants are eligible to receive grants of PSUs, entitling the holder to receive one Common Share for each PSU, subject to the achievement or attainment of specific performance criteria ("Performance Criteria") within a specific period ("Performance Cycle"). The number of PSUs and the Performance Criteria which must be satisfied in order for the PSUs to vest and the Performance Cycle in respect of such PSUs shall be specified in the applicable award agreement. The Board believes the granting of the PSUs incentivizes the attainment of specific goals which support our overall strategies and creates a sense of ownership and an alignment of the recipients' interests with those of our shareholders and stakeholders. The granting of PSUs is intended to reward those executives who are responsible for our management and growth and to encourage such executives to develop a long-term vision for us to operate in a manner to maximize shareholder value. By using vesting periods for PSUs in addition to other restrictions, this compensation element is also designed to support long-term retention of valuable employees as well as provide an incentive for the achievement of specific milestones, if applicable.

Deferred Share Units

Key Employees and Directors are eligible to receive grants of DSUs. Directors may elect to receive any part or all of their fees payable in respective of their position as a director as DSUs. Each holder of a DSU is entitled to receive one Common Share for each DSU. The Board believes the granting of DSUs creates long-term incentive, a sense of ownership and an alignment of the recipients' interests with those of our shareholders and Stakeholders. The granting of DSUs is intended to reward directors who are responsible for oversight of our management and growth and to encourage such directors to maintain a long-term vision for us to operate in a manner to maximize shareholder value.

Stock Appreciation Rights

Key Employees, Directors, and Consultants are eligible to receive grants of SARs, entitling the recipient to receive a payment in Common Shares equal to the current market price less the grant price of the SAR as determined by the Board at the time of the grant for each SAR. Notwithstanding the foregoing, the Board may, in its sole discretion, satisfy payment of the entitlement in cash rather than in Common Shares. The granting of SARs is intended to reward those executives who are responsible for our management and growth and to encourage such executives to develop a long-term vision for us to operate in a manner to maximize shareholder value. By using vesting periods for SARs, this compensation element is also designed to support long-term retention of valuable employees as well as provide an incentive for the achievement of specific milestones, if applicable.

Vesting Provision

No award issued under the LTIP, other than Options, may vest before the date that is one year following the date it is granted or issued. Notwithstanding this provision, vesting may be accelerated for a Participant who dies or who ceases to be an eligible Participant under the LTIP in connection with a change of control, take-over bid, RTO, or other similar transaction.

For Options grants to Investor Relations service providers, vesting must be over a period of not less than one year, with no more than 25% of such options vesting in any three months.

Modification of an Award

Any adjustment, other than as noted in section 4.3 Anti-Dilution of the LTIP, to award granted or issued under our LTIP must be subject to the prior acceptance of the TSXV, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend, or recapitalization.

Further, any decrease in the exercise price of or extension to stock options granted to individuals that are Insiders at the time of the proposed amendment is subject to disinterested shareholder approval.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the details as at September 30, 2022, the end of our most recently-completed fiscal year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance under our LTIP.

Equity Compensation Plans Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under Equity Compensation Plans (excluding securities listed in column (a))(c)
Equity Compensation Plans approved by shareholders - LTIP	Share Units: 24,001 Options: 57,108	Share Units: $nil Options: $83.87	Share Units: 27,503 Options: 19,833
Equity Compensation Plans not approved by shareholders	n/a	n/a	n/a

C. Board Practices

Each of our directors will hold office until the next annual general meeting of our shareholders or until his or her office is earlier vacated, in accordance with our Articles of Incorporation (the "Articles") and the BCBCA. Each of our officers serves at the pleasure of our Board. Please also refer to Directors and Senior Management above for further details regarding the periods of service of each of our current directors and officers.

As of September 30, 2022, we did not have any service contracts with any of our independent directors.

Board Nomination

The identification of potential candidates for nomination as our directors is carried out by all directors, who are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals and business contacts.

Audit Committee Disclosure

The Audit Committee's Charter

Our directors have adopted a Charter for the Audit Committee, which sets out the Audit Committee's mandate, organization, powers and responsibilities. The full text of our Audit Committee Charter is available on request from us.

Composition of the Audit Committee

The members of the Audit Committee are John McCoach (Chairman), Paul Fortin, and Paul Mangano. All members are independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules and as defined in National Instrument 52-110 - Audit Committees ("NI 52-110") adopted by the Canadian Securities Administrators), and all members are financially literate (as defined in NI 52-110). The Audit Committee meets regularly on at least a quarterly basis. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board.

The Board has determined that John McCoach qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

Relevant Education and Experience

All of the Audit Committee members are senior-level professionals with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles. Further, John McCoach has served on other Audit Committees of reporting issuers and was previously the President of the TSXV.

For further relevant education and experience of Messrs. McCoach, Fortin, and Mangano, refer to their respective biographies in Directors, Senior Management and Employees.

Audit Committee Oversight

At no time during this past fiscal year have any recommendations by the Audit Committee respecting the appointment and/or compensation of our external auditors not been adopted by the Board.

Pre-Approval Policies and Procedures

Under its charter, the Audit Committee is required to pre-approve all non-audit services to be performed by the external auditors in relation to us, together with approval of the engagement letter for such non-audit services and estimated fees thereof. The pre-approval process for non-audit services will also involve a consideration of the potential impact of such services on the independence of the external auditors.

D. Employees

The following table sets forth the number of employees we had at the end of each fiscal period:

Year	Full Time	Part Time	Total
Fiscal 2020	10	nil	10
Fiscal 2021	17	0.6	17.6
Fiscal 2022	17	1.2	18.2

None of our employees are members in a labor union.

E. Share Ownership

As of January 27, 2023, our directors and executive officers, as a group, beneficially owned a total of 299,978 Common Shares, representing beneficial ownership of 6.94% of the Common Shares.

The table below sets forth the number of Common Shares beneficially owned by our directors and executive officers as of January 27, 2023. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options, RSUs, and warrants that are exercisable within 60 days from the above date, including "out-of-the money" options. The percentages shown below are based on 4,072,738 outstanding Common Shares as of January 27, 2023, plus 251,180 Common Shares underlying options, RSUs and warrants that are exercisable within 60 days for the indicated beneficial owner for an aggregate total of 4,323,458.

Shareholdings of Directors and Executive Officers

					Number of
				Common	Common	Percent of
				Shares Upon	Shares	Outstanding
	Common	Exercisable		Exercise of	Beneficially	Common
Name of Beneficial Owner	Shares Held	Options	RSUs	Warrants	Owned	Shares
David Luxton (1)	68,580	1,072	-	35,434	105,086	2.43%
Jeffrey MacLeod (2)	141,361	1,072	3,000	12,000	157,433	3.64%
John McCoach	1,566	3,877	-	201	5,644	0.13%
Paul Mangano	4,610	3,571	-	11	8,192	0.19%
Paul Fortin	100	3,571	-	11	3,682	0.09%
Steven Archambault	4,185	7,142	229	1,192	12,533	0.29%
Richard Bowes	892	6,072	229	-	7,193	0.17%
Total	221,294	26,377	3,458	48,849	299,978	6.94%
Notes:

(1) Includes 68,032 Common Shares, 1,072 exercisable options, and exercisable warrants for 35,420 common shares held by his private company, DEFSEC Corporation.

(2) Common Shares are held by his private company, 2573685 Ontario Inc. Exercisable options and warrants are held by Mr. MacLeod.

Refer to section titled, Compensation, for the details of the options held by our directors and executive officers as at September 30, 2021. We have since not granted any further options.

We do not have any other equity arrangements for involving employees in our capital, except for the grant of Security-Based Compensation Awards pursuant to our LTIP at the discretion of the Board.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our best knowledge, the following are our only shareholders that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to our Common Shares as at January 27, 2023.

	Number of Common	Percentage of
Name of Shareholder	Shares	Common Shares
Globis Capital(1)	262,893	6.5%
AIGH Capital (2)	400,000	9.8%
The Hewlett Fund LP (3)	265,000	6.5%

Notes:

(1) Based on the Schedule 13G filed with the SEC on December 16, 2022 and amended on January 6, 2023, this was jointly filed by Globis Capital Partners, L.P., Globis Capital Advisors, L.L.C., Globis Capital Management, L.P., Globis Capital, L.L.C., and Mr. Paul Packer (herein collectively referred as "Global Capital").

(2) Based on the Schedule 13G filed with the SEC on December 12, 2022, this was jointly filed by AIGH Capital Management, LLC, AIGH Investment Partners, L.L.C., and Mr. Orin Hirschman (herein collectively referred as "AIGH Capital").

(3) Based on the Schedule 13G filed with the SEC on December 14, 2022.

Prior to the closing of our U.S. IPO and Canadian Offering in December 2022, the major changes in the last three years in the percentage ownership of persons who beneficially own 5% of the outstanding voting rights attached to our Common Shares were:

• Our Founder, President & CEO and director, through a holding company (2573685 Ontario Inc.), held 141,360 Common Shares or 18.2% of the total outstanding voting rights.

• DEFSEC Corporation increased its beneficial ownership to 68,579 Common Shares or 8.8% as a result of receiving 14,285 Common Shares (and warrants exercisable for 7,142 Common Shares) on April 29, 2021, for selling the PARA OPS technology to KWESST.

• On September 10, 2021, SOL Global Investments Corp. announced its equity ownership of our Common Shares for the first time, reporting 9.6% equity ownership and 10.3% on a partially diluted basis. On December 31, 2021, SOL Global Investments Corp held 77,142 Common Shares and warrants exercisable for an aggregate of 5,714 Common Shares. On March 9, 2022, SOL Global Investments announced that it had reduced their Common Share holdings in KWESST to less than 10% of our total outstanding Common Shares. Immediately prior to the closing of our U.S. IPO and Canadian Offering, SOL Global Investments Corp. held 119,250 Common Shares or 8.7%.

As a result of the U.S. IPO and Canadian Offering, all the above major shareholders now own less than 5% of the outstanding Common Shares.

Since the closing of the U.S. IPO and Canadian Offering, we now have three new institutional shareholders (as noted in the above table) with more than 5% beneficial ownership of the outstanding Common Shares. This major shareholder does not have different voting rights from other shareholders. At January 18, 2023, there were a total of 59 record holders of our Common Shares, of which ten record holders were resident in the United States, holding a total of 2,529,498 Common Shares, based on available information. This number represents approximately 62.1% of our total issued and outstanding Common Shares at that date.

We are a publicly owned company, and our Common Shares are owned by Canadian residents, United States residents, and residents of other countries. To our knowledge, we are not directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s), whether severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of us.

B. Related Party Transactions

To our knowledge, none of our directors or executive officers, nor any of our subsidiaries or insiders, nor any of our shareholders owning more than 10% of our voting shares, and no person with ties to any of the aforementioned, nor any member of the same group, has had or expects to have an interest in any transactions concluded since the beginning of Fiscal 2020 that has had or could have a material impact on us, or in any projected transactions, except as described below.

DEFSEC Purchase Agreement

The entering into the DEFSEC Purchase Agreement by us was considered to be a "related-party transaction" for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") and Policy 5.9 - Protection of Minority Security Holders in Special Transactions of the TSXV. We relied on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. We were exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on sections 5.5(a) and (b) of MI 61-101 as the fair market value of the transaction was not more than the 25% of our market capitalization, and no securities of ours were listed or quoted for trading on prescribed stock exchanges or stock markets. Additionally, we were exempt from minority shareholder approval requirement in section 5.6 of MI 61- 101 in reliance on section 5.7(a) as the fair market value of the transaction was not more than the 25% of our market capitalization. The transaction was reviewed and approved by our independent directors and we obtained approval from over 51% of disinterested shareholders. Further, on February 19, 2021, the TSXV conditionally approved this asset acquisition. We closed the LEC Technology acquisition shortly after closing the April 2021 Private Placement.

Employment and Consulting Agreements

We have entered into a professional services agreement with DEFSEC to obtain Executive Chairman services from David Luxton and employment agreements with Jeffrey MacLeod, Steven Archambault and Richard Bowes (see Item 6.B. - Compensation - Employment and Consulting Agreements).

Voting Agreement

On September 14, 2020, we entered into a voting agreement with Messrs. Luxton and MacLeod, pursuant to which Messrs. Luxton and MacLeod agreed to vote the voting securities of us they own and exercise voting control over to ensure that the following individuals are members of our Board: Mr. Luxton, Mr. MacLeod, one person nominated by Mr. Luxton who is from the capital markets industry, one independent person nominated by Mr. Luxton and one independent person nominated by Mr. MacLeod. Further, Messrs. Luxton and MacLeod irrevocably appointed our President as their proxy and granted our President power of attorney to vote their voting securities in a manner described in the voting agreement should either Mr. Luxton or Mr. MacLeod fail to vote or attempt to vote in a manner inconsistent with the voting agreement. This voting agreement expired on March 31, 2022.

Related Party Loans

There were no new related party loans for Fiscal 2022 except for $74,000 of Unsecured Loans provided by certain directors and officers (Messrs. Luxton, Mangano, Fortin, McCoach, and Archambault), which these were repaid in December 2022. During Fiscal 2021, we repaid all prior related party loans.

Other Related Party Transactions

From January 28, 2021, to June 24, 2022, the CEO and sole shareholder of SageGuild agreed to serve as director for our United States subsidiary, KWESST Defense Systems U.S. Inc, and as a result SageGuild was a related party to KWESST for this period. We previously entered into a consulting agreement with SageGuild in March 2020 to provide business development services in the United States. This consulting agreement, including compensation, was not modified as a result of the above. At the time, SageGuild was not a related party and the terms of this consulting agreement were negotiated at arm's length. From January 1, 2021, to September 30, 2021, the total compensation (cash and share-based) amounted to $339,309. For the three and nine months ended June 30, 2022 the total compensation was $81,761 and $251,809 respectively. Effective June 24, 2022, our Executive Chairman replaced SageGuild's CEO as the acting CEO and director for KWESST Defense Systems U.S. Inc. and therefore from this date SageGuild is no longer a related party.

For other immaterial related party transactions, refer to Note 11 of the audited consolidated financial statements for Fiscal 2022.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

This Annual Report contains the Company's our audited consolidated financial statements as at and for the year ended September 30, 2022, the year ended September 30, 2021, and the nine months ended September 30, 2020. The audit reports of Kreston GTA LLP and KPMG LLP, as applicable are included therein.

Legal Proceedings

We are not and have not been a party to any legal proceedings and are not aware of any such proceedings known to be contemplated.

Dividend Policy

We have not, for any of the three most recently completed fiscal years or our current fiscal year, declared or paid any dividends on our Common Shares, and do not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will not pay dividends but will retain future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on our earnings, if any, our financial condition, and such other factors as our directors consider appropriate.

B. Significant Changes

Except as otherwise disclosed in this Annual Report, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the year ended September 30, 2022.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Common Shares are listed and posted for trading on Nasdaq under the symbol "KWE", the TSXV under the trading stock symbol "KWE.V" and the Frankfurt Stock Exchange under the stock symbol of "62U".

Our Warrants are listed and posted for trading on Nasdaq under the symbol "KWESW".

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. - Offer and Listing Details.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association Incorporation

See Item 4.A. - Name, Address and Incorporation.

Objects and Purposes

The Articles of the Company (the "Articles") do not contain a limitation on objects and purposes.

Directors

Article 17 of the Articles deals with a directors' disclosable interest (as defined in the BCBCA) in contracts or transaction s into which the Company has entered or proposes to enter. Article 17.2 provides that a director who holds such a disclosable interest is not entitled to vote on any directors' resolution to approve such contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Pursuant to the BCBCA, a director holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to the Company, (b) the Company has entered, or proposes to enter, into the contract or transaction, and (c) the director has a material interest in the contract or transaction or the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. Pursuant to the BCBCA, a director does not have a disclosable interest in a number of prescribed situations, including without limitation in respect of a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person's capacity as a director of the Company.

The directors may act notwithstanding any vacancy in the Board, but if the Company has fewer directors in office than the number set pursuant to the Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the Board or, subject to the BCBCA, for any other purpose. The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Article 8 of the Articles deals with borrowing powers. The Company, if authorized by the directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Qualifications of Directors

The Articles do not specify a retirement age for directors.

Directors are not required to own any Common Shares of the Company.

Section 124 of the BCBCA provides that an individual is not qualified to become or act as a director of a company if that individual is:

1. under the age of 18 years;

2. found by a court, in Canada or elsewhere, to be incapable of managing the individual's own affairs;

3. an undischarged bankrupt; or

4. convicted in or out of the Province of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless:

a. the court orders otherwise;

b. 5 years have elapsed since the last to occur of:

i. the expiration of the period set for suspension of the passing of sentence without a sentence having been passed;

ii. the imposition of a fine;

iii. the conclusion of the term of any imprisonment; and

iv. the conclusion of the term of any probation imposed; or

c. a pardon was granted or issued, or a record suspension ordered, under the Criminal Records Act (Canada) and the pardon or record suspension, as the case may be, has not been revoked or ceased to have effect.

A director who ceases to be qualified to act as a director of the Company must promptly resign.

Section 120 of the BCBCA provides that every company must have at least one director, and a public company must have at least three directors.

Rights, Preference and Restrictions

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution, or winding up of the Company are entitled to receive on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority. Common Shares do not carry any pre-emptive, subscription, redemption, conversion rights, sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of shareholders of the Company may be altered only with the approval of the holders of two thirds or more of the Common Shares voted at a meeting of the Company's shareholders called and held in accordance with the Articles and applicable law.

Shareholder Meetings

The BCBCA provides that: (i) a general meeting of shareholders must be held in the Province of British Columbia, unless otherwise provided in the Company's Articles or as approved by ordinary resolution of shareholders; (ii) the Company must hold an annual general meeting of shareholders not later than 15 months after the last preceding annual general meeting and once in every calendar year; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at a meeting of shareholders, the directors may set a date as the record date for that determination, provided that such date shall not precede by more than 2 months (or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than 4 months) or be less than 21 days before the date on which the meeting is to be held; (iv) a quorum for the transaction of business at a meeting of shareholders of the Company is the quorum established by the Articles (Article 11.3 of the Articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of Common Shares entitled to vote at the meeting, are present in person; (v) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting; and (vi) the Court may, on its own motion or on the application of the Company, upon the application of a director or the application of a shareholder entitled to vote at the meeting: (a) order that a meeting of shareholders be called, held and conducted in a manner that the Court considers appropriate; and (b) give directions it considers necessary as to the call, holding and conduct of the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia or in the Company's constating documents.

Change in Control

There are no provisions in the Company's constating documents or under applicable corporate law that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Ownership Threshold

There are no provisions in the Company's constating documents or under applicable corporate law requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer's outstanding voting securities. This threshold is higher than the 5% threshold under U. S. securities legislation at which stockholders must report their share ownership.

Changes to Capital

There are no conditions imposed by the Articles governing changes in the capital where such conditions are more significant than is required by the corporate laws of the Province of British Columbia for as long as the Company is a public company. Otherwise, Section

26.3 of the Articles provides that no share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Description of Capital Structure

Our authorized share structure consists of an unlimited number of Common Shares without par value, of which 4,072,738 Common Shares were issued and outstanding as of January 27, 2023. All of the issued Common Shares are fully paid and non-assessable common shares in the capital of the Company. The Company does not own any of its Common Shares.

C. Material Contracts

We are a party to the following contracts which management currently considers to be material to the Company and our assets and operations.

• Amalgamation Agreement

• DEFSEC Purchase Agreement

• GhostStep Technology Purchase Agreement

• CPC Escrow Agreement

• Surplus Security Escrow Agreement between KWESST Micro Systems Inc. and TSX Trust Company, dated September 17, 2020 (the "Surplus Security Escrow Agreement")

• Value Security Escrow Agreement between KWESST Micro Systems Inc. and TSX Trust Company, dated September 17, 2020 (the "Value Security Escrow Agreement")

• Unsecured Loan Agreement - March 2022 (as defined below)

• GDMS MPSA

• Master Professional Services Agreement between KWESST Micro Systems Inc. and General Dynamic Mission Systems - Canada, dated December 1, 2021

• GDMS SOW No. 1

• CounterCrisis Technology Subcontractor Agreement between KWESST Micro Systems Inc. and CounterCrisis Technology, dated July 6, 2022

• Unsecured Loan Agreements - August 2022 (as defined below)

• Professional Services Agreement among KWESST Inc., DEFSEC Corporation and David Luxton, dated October 1, 2019 (the "Luxton Agreement")

• Employment Contract between KWESST Inc. and Jeffrey MacLeod, dated September 1, 2019 (the "Luxton MacLeod")

• Employment Contract between KWESST Micro Systems Inc. and Steve Archambault, dated April 1, 2021 (the "Archambault Agreement")

• Employment Contract between KWESST Micro Systems Inc. and Rick Bowes (the "Bowes Agreement")

The terms and conditions of these material contracts are described below.

Amalgamation Agreement

See Note 4(c) of the audited consolidated financial statements for Fiscal 2022.

DEFSEC Purchase Agreement

See Note 4(b) of the audited consolidated financial statements for Fiscal 2022.

GhostStep Technology Purchase Agreement

See Note 4(b) of the audited consolidated financial statements for Fiscal 2020.

CPC Escrow Agreement

Upon completion of the initial public offering of Foremost on the TSXV on June 15, 2018, the Common Shares for the insiders of Foremost were subject to a three-year escrow period, to be released in in the manner described in Item 3.D. - The release of securities currently held in escrow may adversely impact the price of our Common Shares or Warrants.

Surplus Security Escrow Agreement

Pursuant to the TSXV Policy 5.4, at the closing of the QT certain holders of our Common Shares were subject to a three-year escrow, to be released in in the manner described in Item 3.D. - The release of securities currently held in escrow may adversely impact the price of our Common Shares or Warrants.

In the event we graduate from Tier 2 to Tier 1 on the TSXV, then the escrowed securities will be subject to accelerated releases in accordance with TSXV policy.

Value Security Escrow Agreement

Pursuant to the TSXV Policy 5.4, at closing of the QT certain holders of our Common Shares were subject to a three-year escrow, to be released in in the manner described in Item 3.D. - The release of securities currently held in escrow may adversely impact the price of our Common Shares or Warrants.

In the event we graduate from Tier 2 to Tier 1 on the TSXV, then the escrowed securities will be subject to accelerated releases in accordance with TSXV policy.

Unsecured Loan Agreement - March 2022

In March 2022, we entered into loan agreements with a various lenders for gross proceeds of $2 million, bearing interest at a rate of 9% per annum, compounded monthly and not in advance, and maturing in thirteen months from closing date (the "Unsecured Loan Agreement - March 2022"). As an inducement, we issued an aggregate of 14,285 bonus Common Shares to the lenders. The group of lenders was comprised of: Pender Private Debt Opportunities Fund I Limited Partnership, which provided gross proceeds of $1 million; ten different employees, directors, officers and consultants which provided gross proceeds ranging from $2,000 to $100,000 per person for aggregate gross proceeds of $192,500; and ten different arm's length lenders which provided gross proceeds ranging from $7,500 to $150,000 per person for aggregate gross proceeds of $807,500. On December 13, 2022, the principal balance, accrued interest and maturity premium in connection with Unsecured Loan Agreement - March 2022 was repaid in full.

See Item 5.B. - Liquidity and Capital Resources.

GDMS MPSA

On December 1, 2021, we entered into a Master Professional Services Agreement with General Dynamic Mission Systems - Canada.

See Item 4.B. - Business Overview - Economic Dependence.

GDMS SOW No. 1

On December 1, 2021, we entered into Schedule B-1 to Master Professional Services Agreement - Statement of Work No. (1) with General Dynamic Mission Systems - Canada.

See Item 4.B. - Business Overview - Economic Dependence.

CounterCrisis Technology Subcontractor Agreement

On July 6, 2022, we entered into a three-year contract with CounterCrisis Technology to co-implement a national Ground Search and Rescue Incident Command System for Public Safety Canada, with the Ontario Provincial Police as technical advisory stakeholder for this project.

See Item 4.A. - History and Development of the Company - Events in the Development of the Business Fiscal 2022 Highlights.

Unsecured Loan Agreement - August 2022

On August 29 2022, we entered into two unsecured loan agreements in the amount of USD$200,000 per loan with Walleye Opportunities Master Fund Ltd. for aggregate amount of USD$400,000, bearing interest at a rate of 6% per annum, compounded monthly and not in advance, and maturing in twelve months from closing date (the "Unsecured Loan Agreement - August 2022"). On December 13, 2022, the principal balance, accrued interest and maturity premium in connection with Unsecured Loan Agreement - August 2022 was repaid in full.

See Item 4.A. - History and Development of the Company - Events in the Development of the Business and Item 5.B. - Liquidity and Capital Resources.

Luxton Agreement

See Item 6.B. - Employment and Consulting Agreements - David Luxton.

MacLeod Agreement

See Item 6.B. - Employment and Consulting Agreements - Jeffrey MacLeod.

Archambault Agreement

See Item 6.B. - Employment and Consulting Agreements - Steven Archambault.

Bowes Agreement

See Item 6.B. - Employment and Consulting Agreements - Richard Bowes.

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, except as discussed below in Item 10.E. - Certain United States Federal Income Tax Considerations and Certain Canadian Federal Income Tax Consequences.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a "non-Canadian" not acquire "control" of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development, where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. "Non-Canadian" generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non- Canadians.

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention between the United States and Canada with respect to taxes on income and on capital of 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive, current or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the U.S.;

• a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

• an estate whose income is subject to U.S. federal income taxation regardless of its source; or

• a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares that is not a U.S. Holder or is a partnership. This summary does not address the U.S. federal income tax considerations to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and non-U.S. tax consequences (including the potential application of, and operation of, any income tax treaties) relating to the acquisition, ownership and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to taxing jurisdictions other than, or in addition to, the United States; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (l) U.S. expatriates or former long-term residents of the U.S., (m) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States, (n) are subject to special tax accounting rules with respect to Common Shares, or (o) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Company Rules".

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss recognized on such sale or other disposition generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company ("PFIC") Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for its most recently completed tax year and based on current business plans and financial expectations, the Company does not anticipate that it will be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain "look -through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and "passive income" generally includes, for example, dividen ds, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to "excess distributions" made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the USD value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into USD at that time). A U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Consequences

The following summarizes certain Canadian federal income tax consequences generally applicable under the Tax Act and the Canada- U.S. Tax Convention to the holding and disposition of Common Shares.

This summary is restricted to holders of Common Shares each of whom, at all material times for the purposes of the Tax Act and the Canada-U.S. Tax Convention;

(i) are resident solely in the United States for the purposes of the Canada-U.S. Tax Convention;

(ii) are entitled to the benefits of the Canada-U.S. Tax Convention and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convetion;

(iii) hold all Common Shares as capital property and as beneficial owner;

(iv) hold no Common Shares that are "taxable Canadian property" (as defined in the Tax Act) of the holder;

(v) deal at arm's length with and are not affiliated with the Company;

(vi) do not use or hold and are not deemed to use or hold any Common Shares in the course of a business or part of a business carried on in Canada;

(vii) did not, do not and will not have a permanent establishment in Canada within the meaning of the Canada-U.S. Tax Convention;

(viii) did not acquire Common Shares by virtue of employment;

(ix) are not financial institutions, authorized foreign banks, partnerships or trusts for the purposes of the Tax Act; and

(x) are not insurers that carry on business in Canada and elsewhere;

(each such holder, a "U.S. Resident Holder").

Certain U.S.-resident entities that are fiscally transparent for United States federal income tax purposes (including limited liability companies) may not in all circumstances be entitled to the benefits of the Canada-U.S. Tax Convention. However, members of or holders of an interest in such entities that hold Common Shares may be entitled to the benefits of the Canada-U.S. Tax Convention for income derived through such entities. Such members or holders should consult their own tax advisors in this regard.

Generally, a holder's Common Shares will be considered to be capital property of the holder provided that the holder is not a trader or dealer in securities, did not acquire, hold or dispose of the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade and does not hold the Common Shares as inventory in the course of carrying on a business.

Generally, a holder's Common Shares will not be "taxable Canadian property" of the holder at a particular time at which the Common Shares are listed on a "designated stock exchange" (which currently includes the TSXV) unless both of the following conditions are met at any time during the 60-month period ending at the particular time:

(i) the holder, persons with whom the holder does not deal at arm's length, or any partnership in which the holder or persons with whom the holder did not deal at arm's length holds a membership interest directly or indirectly through one or more partnerships, alone or in any combination, owned 25% or more of the issued shares of any class of the capital stock of the Company; and

(ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from, or from any combination of, real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act), or options in respect of or interests in, or for civil law a right, in such properties.

In certain other circumstances, a Common Share may be deemed to be "taxable Canadian property" for purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act and the Canada-U.S. Tax Convention in effect on the date hereof, all specific proposals to amend the Tax Act and Canada-U.S. Tax Convention publicly announced by or on behalf of the Minister of Finance (Canada) on or before the date hereof, and the current published administrative and assessing policies of the Canada Revenue Agency ("CRA"). It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative or assessing practice, although no assurance can be given in these respects. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign tax considerations, which may differ materially from those set out herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations, and is not intended to be and should not be construed as legal or tax advice to any particular U.S. Resident Holder. U.S. Resident Holders are urged to consult their own tax advisers for advice with respect to their particular circumstances. The discussion below is qualified accordingly.

A U.S. Resident Holder who disposes or is deemed to dispose of one or more Common Shares generally should not thereby incur any liability for Canadian federal income tax in respect of any capital gain arising as a consequence of the disposition.

A U.S. Resident Holder to whom the Company pays or is deemed to pay a dividend on the holder's Common Shares will be subject to Canadian withholding tax, and the Company will be required to withhold the tax from the dividend and remit it to the CRA for the holder's account. The rate of withholding tax under the Tax Act is 25% of the gross amount of the dividend (subject to reduction under the provisions of an applicable tax treaty). Under the Canada-U.S. Tax Convention, a U.S. Resident Holder who beneficially owns the dividend will generally be subject to Canadian withholding tax at the rate of 15% (or 5%, if the U.S. Resident Holder who beneficially owns the dividend is a company that is not fiscally transparent and which owns at least 10% of the voting stock of the Company) of the gross amount of the dividend.

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable.

H. Documents on Display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR, the Canadian equivalent of EDGAR.

Copies of our material contracts are kept at our registered office.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of financial risks arising through the normal course of business, including interest rate risk, foreign currency risk, credit risk, and liquidity risk. Refer to Note 22 of our audited consolidated financial statements for Fiscal 2022 (for the years ended September 30, 2022 and 2021) and Note 20 of our audited consolidated financial statements for Fiscal 2020 (for nine months ended September 30, 2020).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company's CEO and CFO", of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures are effective to ensure that infor mation required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B. Management's Annual Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C. Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D. Changes in Internal Controls Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that John McCoach qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

ITEM 16B. CODE OF ETHICS

Effective January 16, 2023, we have adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees, including our CEO and CFO, which is a "code of ethics" as defined in section 406(c) of the Sarbanes-Oxley Act. The Code of Business Conduct and Ethics sets out the fundamental values and standards of behavior that we expect from our directors, officers and employees with respect to all aspects of our business.

If we grant any waiver of the Code of Business Conduct and Ethics, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such waiver on its website to the extent required by, and in accordance with, the rules and regulations of the SEC.

The full text of the Code of Business Conduct and Ethics is posted on our website at www.kwesst.com and the System for Electronic Document Analysis and Retrieval (SEDAR) profile at www.sedar.com. The information on or accessible through the website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of the website address in this Annual Report is only for reference.

The Audit Committee is responsible for reviewing and evaluating the Code of Business Conduct and Ethics periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Audit Committee will also assist the Board with the monitoring of compliance with the Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees paid and payable to our external auditor, KPMG LLP (PCAOB ID 85) during the financial years ended September 30, 2022 and 2021 were as follows:

	2022 Fee Amount ($)	2021 Fee Amount ($)
Audit Fees(1)	$508,250	$202,355
Audit-Related Fees(2)	13,910	-
Tax Fees(3)	47,223	22,996
All Other Fees(4)	-	-
Total:	$569,383	$225,351

Notes:

(1) "Audit fees" include fees rendered by the Company's external auditor for professional services necessary to perform the annual audit, quarterly reviews of the Company's financial statements, services rendered in connection with the filing of prospectuses in the United States and Canada, and review of documents filed with the SEC and consents and other services normally provided in connection with statutory and regulatory filings or engagements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.

(2) "Audit-related fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not included in the "Audit Fees" category.

(3) "Tax fees" include fees for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning.

(4) "All other fees" include fees for products and services provided by the Company's external auditor, other than services reported under the table headings "Audit Fees", "Audit-Related Fees" or "Tax Fees".

Pre-Approval Policies and Procedures

Under its charter, the Audit Committee is required to pre-approve all non-audit services to be performed by the external auditors in relation to us, together with approval of the engagement letter for such non-audit services and estimated fees thereof. The pre-approval process for non-audit services will also involve a consideration of the potential impact of such services on the independence of the external auditors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN COMPANY'S CERTIFYING ACCOUNTANT

Shortly after going public in Canada in September 2020, the newly formed Audit Committee undertook a review of external audit services, including a tender for the Company's annual audit and interim quarterly reviews. Following this tender review, our Audit Committee selected KPMG LLP as the Company's independent auditors and approved by our Board, subject to shareholders' approval at the March 31, 2021, Annual and Special Meeting of Shareholders. Our shareholders approved the appointment of KPMG LLP on March 31, 2021 as well as their reappointment at the March 31, 2022 Annual and Special Meeting of Shareholders.

Accordingly, Kreston GTA LLP ("Kreston") was not proposed for reappointment and resigned, effective on March 31, 2021.

The audit report of Kreston did not contain any adverse opinion or disclaimer of opinion and did not express any reservation or modified opinion in its reports for the two (2) most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which Kreston issued an audit report in respect of the Company and the date of this Notice. Further, for the two (2) most recent fiscal years and any subsequent interim period preceding their resignation: there were no disagreements with Kreston on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Additionally, for the two (2) most recent fiscal years and any subsequent interim period preceding their resignation:

• Kreston has not advised us that the internal controls necessary for us to develop reliable financial statements do not exist;

• Kreston has not advised us that information has to come to Kreston's attention that has led it to no longer be able to rely o n management's representations, or that has made it unwilling to be associated with the financial statements prepared by management;

• Kreston has not advised us of the need to expand significantly the scope of its audit, nor that information has come to their attention during our two most recent fiscal years and any subsequent interim period preceding Kreston's resignation, that if further investigated may: (i) materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or (ii) cause it to be unwilling to rely on management's representations or be associated with our financial statements; and due to Kreston's resignation, or for any other reason, Kreston did not so expand the scope of its audit or conduct such further investigation; or

• Kreston has not advised us that information has come to their attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to Kreston's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and due to Kreston's resignation, or for any other reason, the issue has not been resolved to their satisfaction prior to its resignation.

KPMG LLP accepted the appointment effective April 6, 2021. Additionally, during the preparation of our consolidated financial statements for the fiscal year ended September 30, 2020, we sought advice from KPMG LLP between December 3, 2020 and January 14, 2021 on the application of the relevant IFRS standard for the acquisition of GhostStep® technology and the reverse acquisition relating to our Amalgamation with Foremost. However, KPMG LLP's role was limited to assisting management in interpreting the accounting guidance under IFRS 3, Business Combination and IFRS 2, Share-based Payment. KPMG LLP did not provide an accounting opinion on these transactions; management was ultimately responsible for the accounting analysis and conclusion which was audited by its independent auditors then, Kreston. Further, there was no matter that was either the subject of a disagreement or a reportable event in which we consulted with KPMG LLP.

ITEM 16G. CORPORATE GOVERNANCE

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and the Common Shares are listed on Nasdaq. Rule 5615(a)(3) of The Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of The Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company's governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

• Shareholder Meeting Quorum Requirement: Nasdaq Stock Market Rule 5620(c) ("Rule 5620(c)") requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding Common Shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws. In lieu of following Rule 5620(c), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.

• Independent Nominating Committee: Nasdaq Stock Market Rule 5605(e)(1) ("Rule 5605(e)(1)") requires having a Nominations Committee comprised solely of independent directors. In lieu of following Rule 5605(e)(1), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.

• Independent Compensation Committee: Nasdaq Stock Market Rule 5605(d)(2) ("Rule 5605(d)(2)") requires having a Compensation Committee comprised solely of independent directors. In lieu of following Rule 5605(d)(2), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 - Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-120 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board include:

Consolidated Financial Statements for the Years Ended September 30, 2022 and 2021

Independent Auditors' Reports

Consolidated Statements of Financial Position

Consolidated Statements of Net Loss and Comprehensive Loss

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Consolidated Financial Statements for the Nine Months Ended September 30, 2020 and Year Ended December 31, 2019

Independent Auditors' Reports

Consolidated Statements of Financial Position

Consolidated Statements of Net Loss and Comprehensive Loss

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Consolidated Financial Statements of

KWESST MICRO SYSTEMS INC.

Years ended September 30, 2022, and 2021, and

Nine months ended September 30, 2020

(Expressed in Canadian Dollars)

KWESST MICRO SYSTEMS INC.

Table of contents for the years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

KWESST Micro Systems Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of KWESST Micro Systems Inc. (the Company) as of September 30, 2022 and 2021, the related consolidated statements of net loss and comprehensive loss, shareholders' equity (deficit), and cash flows for each of the years in the two-year period ended September 30, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and its financial performances and its cash flows for each of the years in the two-year period ended September 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2021.

Ottawa, ON

January 27, 2023

KWESST MICRO SYSTEMS INC.
Consolidated Statements of Financial Position

At September 30, 2022 and 2021

		September 30,	September 30,
In Canadian dollars	Notes	2022	2021

ASSETS
Cash		$170,545	$2,688,105
Restricted short-term investment	12	30,000	30,000
Trade and other receivables	5	171,882	699,251
Inventories	6	393,538	90,299
Prepaid expenses and other		122,166	548,042
Deferred share offering costs	27(a)	628,262	-
Current assets		1,516,393	4,055,697

Property and equipment	7	832,481	903,649
Right-of-use assets	8	208,131	266,214
Deposit	8	23,604	21,367
Intangible assets	9	4,742,854	3,470,919
Non-current assets		5,807,070	4,662,149
Total Assets		$7,323,463	$8,717,846

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	10	$4,459,481	$1,127,202
Lease obligations	13	69,150	32,288
Accrued royalties liability	4(b)	150,000	-
Borrowings	12, 27(b)(c)	2,199,978	-
Contract liabilities	14	47,271	-
Current liabilities		6,925,880	1,159,490

Accrued royalties liability	4(b)	1,115,207	1,105,756
Lease obligations	13	206,471	275,621
Borrowings	12	78,796	53,251
Non-current liabilities		1,400,474	1,434,628
Total Liabilities		8,326,354	2,594,118

Shareholders' Equity (Deficit)
Share capital	15(a), 27(a)	19,496,640	17,215,068
Warrants	15(b), 27(a)	1,959,796	1,848,389
Contributed surplus	15(c)	3,551,330	2,458,211
Accumulated other comprehensive loss		(101,418)	(8,991)
Accumulated deficit		(25,909,239)	(15,388,949)
Total Shareholders' Equity (Deficit)		(1,002,891)	6,123,728

Total Liabilities and Shareholders' Equity (Deficit)		$7,323,463	$8,717,846

See Note 2(a) Going concern and Note 26 Commitments and contingencies.

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(signed) John McCoach, Director	(signed) David Luxton, Director

2 | Page

KWESST MICRO SYSTEMS INC.

Consolidated Statements of Net Loss and Comprehensive Loss

Years ended September 30, 2022 and 2021 and nine months ended September 30, 2020

		Year ended	Year ended	Nine months ended
		September 30,	September 30,	September 30,
In Canadian dollars	Notes	2022	2021	2020

Revenue	17	$721,519	$1,275,804	$861,917
Cost of sales		(536,735)	(798,888)	(247,113)
Gross profit		184,784	476,916	614,804

Operating expenses
General and administrative		4,915,263	4,057,167	2,723,861
Selling and marketing		3,296,373	3,484,159	564,266
Research and development, net	21(a)	2,064,493	2,138,138	817,584
Total operating expenses	18	10,276,129	9,679,464	4,105,711

Operating loss		(10,091,345)	(9,202,548)	(3,490,907)

Other income (expenses)
Fair value adjustments on derivatives		-	-	29,463
Net finance costs	20	(506,002)	(107,751)	(61,397)
Foreign exchange gain (loss)		28,780	(3,742)	(13,937)
Loss on disposals		(1,165)	(1,331)	-
Total other expenses, net		(478,387)	(112,824)	(45,871)

Loss before income taxes		(10,569,732)	(9,315,372)	(3,536,778)
Income tax recovery
Deferred tax recovery	21	49,442	-	-
Net loss		$(10,520,290)	$(9,315,372)	$(3,536,778)

Other comprehensive loss:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(92,427)	(8,991)	-
Total comprehensive loss		$(10,612,717)	$(9,324,363)	$(3,536,778)

Net loss per share
Basic and diluted		$(14.41)	$(14.72)	$(8.03)

Weighted average number of shares outstanding
Basic and diluted	16	730,302	632,721	440,631

See accompanying notes to consolidated financial statements.

3 | Page

KWESST MICRO SYSTEMS INC.

Consolidated Statements of Changes in Shareholders' Equity (Deficit)

Years ended September 30, 2022 and 2021 and nine months ended September 30, 2020

In Canadian dollars								Total
		Share	Contingent		Contributed	Translation		Shareholders'
	Notes	capital	shares	Warrants	surplus	reserve	Deficit	Equity (Deficit)
Balance, December 31, 2019		2,284,353		21,050	-	-	(2,536,799)	(231,396)
Shares and warrants issued for cash	15(a),(b)	4,568,013		76,120	-	-	-	4,644,133
Shares for converted debt and interest	15(a)	1,583,881		-	-	-	-	1,583,881
Shares issued for performance incentive	15(a)	731,500		-	-	-	-	731,500
Shares from Foremost's QT	4(c)	628,949		-	41,155	-	-	670,104

Shares and warrants issued on asset acquisition	4(c)	167,280		180,000	-	-	-	347,280
Stock options exercised	15(c)	78,080		-	(17,531)	-	-	60,549
Shares for consulting services	15(a)	32,393		-	-	-	-	32,393
Share-based compensation	15(c)	-		-	283,084	-	-	283,084
Share offering costs	15(a)	(699,886)		-	-	-	-	(699,886)
Net loss		-		-	-	-	(3,536,778)	(3,536,778)
Balance, September 30, 2020		$9,374,563	$-	$277,170	$306,708	$-	$(6,073,577)	$3,884,864
Shares for debt settlements	15(a)	63,866	-	-	-	-	-	63,866
Warrants exercised	15(b)	815,307	-	(175,741)	-	-	-	639,566
Shares and warrants issued on asset acquisition	4(b)	1,290,000	-	425,000	-	-	-	1,715,000
Shares for amended license	26	137,000	-	-	-	-	-	137,000
Shares and warrants issued for cash	15(a),(b)	4,721,818	-	1,280,654	-	-	-	6,002,472
Stock options and warrants exercised	15(c)	1,639,695	-	41,306	(531,263)	-	-	1,149,738
Share-based compensation	15(c)	-	-	-	2,462,207	-	-	2,462,207
Restricted share units vested	15(c)	12,498	-	-	(12,498)	-	-	-
Share offering costs	15(a)	(839,679)	-	-	233,057	-	-	(606,622)
Other comprehensive loss		-	-	-	-	(8,991)	-	(8,991)
Net loss		-	-	-	-	-	(9,315,372)	(9,315,372)
Balance, September 30, 2021		$17,215,068	$-	$1,848,389	$2,458,211	$(8,991)	$(15,388,949)	$6,123,728
Shares issued to settle debt	15(a)	19,000	-	-	-	-	-	19,000
Shares and warrants issued on acquisition	4(a)	377,503	83,319	132,000	-	-	-	592,822
Shares and warrants issued for cash	15(a),(b)	272,000	-	72,000	-	-	-	344,000

Contingent shares converted to common shares	4(a)	83,319	(83,319)	-	-	-	-	-
Warrants exercised	15(b)	277,098	-	(61,173)	-	-	-	215,925
Warrants expired	15(b)	-	-	(31,420)	31,420	-	-	-
Share-based compensation	15(c)	-	-	-	1,960,072	-	-	1,960,072
Shares for vested RSUs and PSUs	15(c)	874,840	-	-	(874,840)	-	-	-
Vested RSUs and PSUs repurchased for
withholding taxes	15(c)	-	-	-	(23,533)	-	-	(23,533)
Shares issued for unsecured loans	12	411,692	-	-	-	-	-	411,692
Share offering costs	15(a)	(33,880)	-	-	-	-	-	(33,880)
Other comprehensive loss		-	-	-	-	(92,427)	-	(92,427)
Net loss		-	-	-	-	-	(10,520,290)	(10,520,290)
Balance, September 30, 2022		$19,496,640	$-	$1,959,796	$3,551,330	$(101,418)	$(25,909,239)	$(1,002,891)

See accompanying notes to consolidated financial statements.

4 | Page

KWESST MICRO SYSTEMS INC.

Consolidated Statements of Cash Flows

Years ended September 30, 2022 and 2021 and nine months ended September 30, 2020

		Year ended	Year ended	Nine months ended
		September 30,	September 30,	September 30,
In Canadian dollars	Notes	2022	2021	2020

OPERATING ACTIVITIES
Net loss		$(10,520,290)	$(9,315,372)	$(3,536,778)
Items not affecting cash:
Share-based compensation	15(c)	1,960,072	2,462,207	283,084
Net finance costs	20	506,002	107,751	61,217
Depreciation and amortization	7, 8, 19	326,491	140,990	103,397
Deferred tax recovery	21	(49,442)	-	-
Loss on disposals		1,165	1,331	-
Impairment of intangible assets	9	-	55,376	-
Shares for amended license	26	-	137,000	-
Shares issued for M&A advisory and consulting services		-	-	763,893
Fair value adjustments on derivative liabilities		-	-	(29,463)
Non-cash listing expense		-	-	814,703
Changes in non-cash working capital items	23	3,639,822	198,484	(245,095)
Interest paid		(120,416)	(42,980)	(6,612)
Cash used in operating activities		(4,256,596)	(6,255,213)	(1,791,654)

INVESTING ACTIVITIES		(1,176,664)
Investments in intangible assets	9		(83,228)	(163,230)
Acquisition of property and equipment	7	(187,478)	(809,964)	(133,927)
Acquisition of technology asset		-	-	(134,192)
Cash acquired on acquisition	4(a)	162,547	-	-
Recognition of open orders from acquisition	9	87,802	-	-
Deposit for advanced royalties	4(b)	-	(150,000)	-
Deposit for long-term office lease		-	-	(38,212)
Purchase of restricted short-term investment	12	-	(30,000)	-
Cash acquired on closing of Foremost		-	-	78,589
Cash flows used in investing activities		(1,113,793)	(1,073,192)	(390,972)

FINANCING ACTIVITIES		2,543,230
Proceeds from borrowings	12		326,000	40,000
Payments of deferred financing fees	12	(150,409)	-	-
Proceeds from the issuance of common shares and warrants	15(a)	344,000	6,002,472	4,355,171
Payments of share offering costs	15(a)	(33,880)	(606,622)	(164,716)
Proceeds from related party advances	11	60,000	-	-
Repayments to related party advances	11	(60,000)	(218,276)	(80,000)
Proceeds from exercise of warrants	15(b)	215,925	680,872	-
Proceeds from convertible notes and converted to equity		-	-	1,081,504
Repayments of lease obligations	13	(42,504)	(44,128)	(58,188)
Repurchase of vested RSUs and PSUs for withholding taxes		(23,533)	-	-
Repayment of borrowings	12	-	(306,000)	-
Proceeds from exercise of stock options	15(c)	-	1,108,432	61,000
Cash flows provided by financing activities		2,852,829	6,942,750	5,234,771

Net change in cash during the year		(2,517,560)	(385,655)	3,052,145

Cash, beginning of year		2,688,105	3,073,760	21,615

Cash, end of year		$170,545	$2,688,105	$3,073,760

See Note 23 Supplemental cash flow information.

See accompanying notes to consolidated financial statements.

5 | Page

KWESST MICRO SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020
(Expressed in Canadian dollars, except share amounts)

1. Corporate information

a) Corporate information

KWESST Micro Systems Inc. (the "Company", "KWESST", "we", "our", and "us") was incorporated on November 28, 2017, under the laws of the Province of British Columbia. Our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada and our corporate office is located at Unit 1, 155 Terrence Matthews Crescent, Ottawa, Ontario, Canada. We have representative offices in the following foreign locations: Washington DC (United States), London (United Kingdom), and Abu Dhabi (United Arab Emirates).

We develop and commercialize next-generation technology solutions that deliver a tactical advantage for military, public safety agencies and personal defense markets.  Our core mission is to protect and save lives.

KWESST's common stock is listed on the TSX-Venture Exchange ("TSX-V'') under the stock symbol of KWE and on the Frankfurt Stock Exchange under the stock symbol of 62U.  As a result of the U.S. IPO (see Note 28 (a), Subsequent Events - U.S. IPO and Canadian Offering), KWESST's common stock and warrants issued under the Form F-1 Registration Statement are also listed on the Nasdaq Capital Market ("Nasdaq") under the stock symbol of KWE and KWESW, respectively, as of December 7, 2022.

b) Reverse Stock Split

In August 2022, we submitted a Form F-1 Registration Statement to the U.S. Securities and Exchange Commission and applied to have its common shares listed on the Nasdaq Capital Market ("Nasdaq"). In connection with KWESST's listing application on Nasdaq, KWESST effected a one for seventy (1-for-70) reverse stock split of its common stock on October 28, 2022 (the "Reverse Split").  Accordingly, all shareholders of record at the opening of business on October 28, 2022, received one issued and outstanding common share of KWESST in exchange for seventy outstanding common shares of KWESST.  No fractional shares were issued in connection with the Reverse Split.  All fractional shares created by the Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.

Effective on the date of the Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options were proportionately adjusted to reflect the Reverse Split.  The restricted share units ("RSUs") and performance stock units ("PSUs") have also been adjusted for the Reverse Split.  While the number of warrants has not changed as a result of the Reverse Split; the conversion rate for each warrant was adjusted from one common share to 0.01428571 common share.  All information respecting outstanding common shares and other securities of KWESST, including net loss per share, in the current and comparative periods presented herein give effect to the Reverse Split.

2. Basis of preparation

(a) Going concern

These consolidated financial statements have been prepared assuming we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future and can realize our assets and discharge our liabilities and commitments in the normal course of business.

As an early-stage company, we not yet reached commercial production for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. We have incurred a $10.5 million net loss and negative operating cash flows of approximately $4.3 million for the year ended September 30, 2022 (2021 - $9.3 million net loss and negative operating cash flows of $6.3 million). At September 30, 2022, we had $5.4 million in negative working capital (2021 - positive working capital of $2.9 million).

6 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance including, but not limited to:

•	The market acceptance and rate of commercialization of our product offerings;
•	Ability to successfully execute our business plan;
•	Ability to raise additional capital at acceptable terms;
•	General local and global economic conditions, including the ongoing COVID-19 pandemic and the global disruption from Russia's invasion of Ukraine.

Our strategy to mitigate these material risks and uncertainties is to execute timely a business plan aimed at continued focus on revenue growth, product development and innovation, improving overall gross profit, managing operating expenses and working capital requirements, and securing additional capital, as needed.

Failure to implement our business plan could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Accordingly, there are material risks and uncertainties that may cast significant doubt about KWESST’s ability to continue as a going concern.

Subsequent to September 30, 2022, we closed our U.S. IPO and Canadian public offering on December 9, 2022, resulting in total gross proceeds of US$14.1 million or CAD$19.2 million (see Note 27(a)).

These consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

(b) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC").

The consolidated financial statements were authorized for issue by the Board of Directors effective on January 27, 2023.

(c) Principles of consolidation

These consolidated financial statements incorporate the financial statements of KWESST and the entities it controls.

Control is achieved where we have the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to us until the date on which control ceases. Profit or loss of subsidiaries acquired during the year are recognized from the date of acquisition or effective date of disposal as applicable. All intercompany transactions and balances have been eliminated.

7 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

At September 30, 2022, we have the following wholly-owned subsidiaries:

	Location	Equity %
KWESST Inc.	Ottawa, Canada	100%
2720178 Ontario Inc.	Bowmanville, Canada	100%
Police Ordnance Company Inc.	Bowmanville, Canada	100%
KWESST U.S. Holdings Inc.	Delaware, Canada	100%
KWESST Defense Systems U.S. Inc.	Virginia, United States	100%
KWESST Public Safety Systems U.S. Inc.	Virginia, United States	100%
KWESST Public Safety Systems Canada Inc.	Ottawa, Canada	100%

(d) Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars ("CAD"), which is the functional currency of KWESST and its subsidiaries unless otherwise stated.

(e) Measurement basis

The consolidated financial statements have been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

(f) Use of judgments and estimates

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, expenses, and disclosure of contingent liabilities. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements is included in the following notes:

•	Note 4(a) - acquisition of Police Ordnance: whether the consideration transferred and purchase price allocation assumptions used as inputs in determining the fair value of net assets acquired is reasonable.

•	Note 4(b) - acquisition of PARA OPSTM System: whether the estimated discount rate used to discount the minimum royalty payments is reasonable, and the reasonability of the volatility assumption used in the Black Scholes option model to estimate the fair value of the warrants issued to DEFSEC.

•	Note 10 - unsecured loans: whether the estimated market discount rate used to estimate the fair value of the unsecured loans is reasonable.

•	Note 15(c) - share-based compensation: whether the determination of KWESST's stock volatility, forfeiture rate, and expected life are reasonable in light of its limited operating history, all significant inputs in the valuation model to fair value options granted; and

8 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

•

Note 15(c) - broker compensation options: whether the Monte Carlo valuation model and number of simulations, coupled with the volatility assumption, are reasonable to estimate the fair value of these options.

Estimates

Information about assumptions and estimation uncertainties at September 30, 2022, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

•	Note 9 - impairment test of intangible assets: key assumptions underlying recoverable amounts.

COVID-19 and Economic Uncertainties

While COVID-19 has not had a material impact to our business to date, the following is a summary of what we believe may impact our future business given the persistency of COVID-19: disruptions to business operations resulting from quarantines of employees, customers, manufacturers and other third-party service providers in areas affected by the outbreak; disruptions to business operations resulting from travel restrictions, including travel to industry tradeshows; and uncertainty around the duration of the virus' impact.

Despite the global vaccination efforts underway, the extent to which COVID-19 could impact our operations, financial condition, results of operations, and cash flows is highly uncertain and cannot be predicted. Negative financial results, uncertainties in the market, and a tightening of credit markets, caused by COVID-19, or a recession, could have a material adverse effect on our liquidity and ability to obtain financing in the future.

3. Significant accounting policies

(a) Revenue recognition

Revenue is recognized upon transfer of control of products or services to customers at an amount that reflects the transaction price we expect to receive in exchange for the products or services. Our contracts with customers may include the delivery of multiple products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The accounting for a contract or contracts with a customer that contain multiple performance obligations requires us to allocate the contract or contracts transaction price to the identified distinct performance obligations based on the stand-alone selling price of each performance obligation.

Revenue from contracts with customers is recognized, for each performance obligation, either over a period of time or at a point in time, depending on which method reflects the transfer of control of the goods or services underlying the particular obligation to the customer.

For performance obligations satisfied over time, we recognize revenue over time using an input method, based on costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying such performance obligation (for non-recurring engineering services, the input method is based on hours). Under this method, costs that do not contribute to the performance of KWESST in transferring control of goods or services to the customer are excluded from the measurement of progress toward satisfying the performance obligation. In certain other situations, we might recognize revenue at a point in time, when the criteria to recognize revenue over time are not met. In any event, when the total anticipated costs exceed the total anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

We may enter into contractual arrangements with a customer to deliver services on one project with respect to more than one performance obligation, such as non-recurring engineering, procurement, and training. When entering into such arrangements, we allocate the transaction price by reference to the stand-alone selling price of each performance obligation. Accordingly, when such arrangements exist on the same project, the value of each performance obligation is based on its stand-alone price and recognized according to the respective revenue recognition methods described above.  For example, for non-recurring engineering services rendered over a contract period the revenue is recognized using the percentage of completion method; whereas for training services the revenue is recognized after the training is delivered (i.e. point in time).

9 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

We account for a contract modification, which consists of a change in the scope or price (or both) of a contract, as a separate contract when the remaining goods or services to be delivered after the modification are distinct from those delivered prior to the modification and the price of the contract increases by an amount of consideration to a price which reflects KWESST's stand-alone selling price of the additional promised goods or services. When the contract modification is not accounted for as a separate contract, we recognize an adjustment to revenue on a cumulative catch-up basis at the date of contract modification.

The timing of revenue recognition often differs from performance payment schedules, resulting in revenue that has been earned but not billed. These amounts are included in unbilled receivables. Amounts billed in accordance with customer contracts, but not yet earned, are recorded and presented as part of contract liabilities.

When a contract includes a significant financing component, the value of such component is excluded from the transaction price and is recognized separately as finance income or expense, as applicable.

(b) Business combinations

We account for business combinations using the acquisition method. Goodwill arising on acquisitions is measured as the fair value of the consideration transferred less the net recognized amount of the estimated fair value of identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.  Transaction costs that we incur in connection with a business combination are expensed as incurred. We use our best estimates and assumptions to reasonably value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, and these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with a corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in profit or loss.

Where the total purchase consideration is less than the fair value of identifiable net assets, we recognize a gain on acquisition.

Acquisitions that do not meet the definition of a business are accounted for as asset acquisitions in accordance with the relevant IFRS standards and applicable to the type of asset acquired.

(c) Financial instruments

We recognize a financial asset or a financial liability when it becomes a party to the contractual provisions of the instrument.

Trade and other receivables without a significant financing component are initially measured at the transaction price. All other financial assets and financial liabilities are initially recognized at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss ("FVTPL")) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

All financial assets are recognized and de-recognized on trade date.

10 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

Financial assets are recognized at fair value and subsequently classified and measured at:

a) Amortized cost;

b) Fair value through other comprehensive income ("FVOCI"); or

c) Fair value though profit or loss ("FVTPL").

We determine the classification of our financial assets on the basis of both the business model for managing the financial assets and the contractual cash flows characteristics of the financial asset. Financial assets are not reclassified subsequent to their initial recognition unless we change our business model for managing financial assets.

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows, and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest of the principal amount outstanding. Financial assets classified at amortized cost are measured using the effective interest method. At September 30, 2022, we classified the following as amortized cost:

•	Cash
•	Restricted short-term investment
•	Trade and other receivables
•	Lease deposit (non-current other asset)

All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. At September 30, 2022, we did not have financial assets classified as FVOCI or FVTPL.

Expected credit losses

We measure a loss allowance based on the lifetime expected credit losses. Lifetime expected credit losses are estimated based on factors such as our past experience of collecting payments, the number of delayed payments in the portfolio past the average credit period, observable changes in national or local economic conditions that correlate with default on receivables, financial difficulty of the borrower, and it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Financial assets are written off when there is no reasonable expectation of recovery.

Financial liabilities

Financial liabilities are recognized at fair value and subsequently classified and measured at amortized cost or fair value though profit or loss ("FVTPL").

We determine the classification of our financial liabilities at initial recognition. We have classified the following as amortized costs:

•	Accounts payable and accrued liabilities
•	Corporate tax payable
•	Borrowings
•	Lease obligations
•	Accrued royalties liability

Financial liabilities at amortized cost are measured using the effective interest rate method.

De-recognition of financial liabilities

KWESST de-recognizes financial liabilities when its obligations are discharged, cancelled or they expire.
11 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

(d) Cash and cash equivalents

Cash and cash equivalents include cash investments in interest-bearing accounts and term deposits which can readily be redeemed for cash without penalty or are issued for terms of three months or less from dated of acquisition.

(e) Inventories

KWESST's inventories may consist of raw materials, work-in-progress ("WIP"), and finished goods. Inventories are measured at the lower of cost and net realizable value, with cost being determined using the weighted average cost method. The cost of WIP and finished goods includes the cost of raw materials, direct labour, and overhead. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. At each reporting period, management estimates the provision for obsolete and slow-moving inventory which may be reversed in subsequent periods, should the value subsequently be recovered.

(f) Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. These assets are depreciated over their estimated useful lives using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted prospectively, if appropriate.

The following table provides a summary of estimated useful lives for our property and equipment:

Rate
Computer equipment	3 years
Computer software	3 years
Office furniture and equipment	5 years
Low-rate initial production equipment	5 years
R&D equipment	5 years
Sales demo equipment	2 years
Leasehold improvements	Shorter of useful life or remaining term of lease

At the end of each reporting period, we review the carrying amounts of its property and equipment to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets or groups of assets (the "cash-generating unit, or CGU"). If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
12 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

(g) Leases

At inception of a contract, we assess whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

We recognize a right-of-use asset and a lease liability at the lease commencement date. The lease obligation is measured at the present value of the lease payments that are not paid at the commencement date of the lease, discounted using its incremental borrowing rate at the inception of the lease (it was 10% for the current outstanding lease agreement). The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if we are reasonably certain to exercise that option.  In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, or if we change our assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying value of the right-of-use asset or, is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

We have elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

(h) Intangible assets

(i) Research and development ("R&D") costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we have the intention and sufficient resources to complete the development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditures are recognized in profit or loss when incurred.

(ii) Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

13 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

(iii) Acquired intangible assets

Acquired intangible assets consist of open customer orders, tradenames, customer relationships, patents, and technology assets acquired either through an asset purchase or a business combination transaction. These intangible assets are recorded at their fair value at the acquisition date.

After initial recognition, except for open customer orders, intangible assets are measured at cost less any accumulated amortization and impairment losses.  For open customer orders, we reduce the amount when we have delivered under the customer contract, with an offset to accounts receivable (i.e. there is no revenue recognized for acquired open customer orders). Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization begins when the related acquired technology is commercialized.  We anticipate the estimated useful life for the current technology assets to be five years once commercialized.

(iv) Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset of its useful life. The amortizable amount is the cost of the asset less its estimated residual value. We recognize in profit or loss on a sales-based rate over the estimated useful lives of the intangible assets from the date they are available for use, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in each asset. Where a sales-based rate could not be determined, the straight-line approach is used.

Internally generated intangible assets are not systematically amortized as long as they are not available for use i.e. they are not yet  in working condition for their intended use. Accordingly, intangible assets such as development costs are tested for impairment at least once a year, until such date as they are available for use.

(v) Impairment

All intangible assets are periodically reviewed for impairment. The estimated present value of future cash flows associated with the intangible asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, and the resulting loss is directly recognized in profit or loss for the period.

(i) Provisions

A provision is recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The accretion of the discount is recognized as a finance cost.

(j) Income taxes

Income tax expense comprises current income tax expense and deferred income tax expense. Current and deferred income taxes are recognized as an expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction which is recognized in other comprehensive income or directly in shareholder's deficiency.

14 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

Current income tax

Current tax expense is the amount of income taxes payable (recoverable) in respect of the taxable income (tax loss) for a period. Current liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax

Deferred tax assets and liabilities are recognized for the temporary differences between transactions and carrying amounts of assets and liabilities that have been included in the consolidated financial statements and the amounts used for taxation purposes. Deferred income taxes are provided for using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities and for certain carry-forward items. Deferred income tax assets are recognized only to the extent that it is probable that the deferred income tax assets will be realized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment or substantive enactment. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.

Investment tax credits

Investment tax credits relating to scientific research and experimental development expenditures are recorded in the fiscal period the qualifying expenditures are incurred based on management's interpretation of applicable legislation in the Income Tax Act of Canada. Credits are recorded provided there is reasonable assurance that the tax credit will be realized. Credits claimed are subject to review by the Canada Revenue Agency.

Credits claimed in connection with R&D activities are accounted for using the cost reduction method. Under this method, assistance and credits relating to the acquisition of equipment is deducted from the cost of the related assets, and those relating to current expenditures, which are primarily salaries and related benefits, are included in the determination of profit or loss as a reduction of the R&D expenses.

(k) Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are in the normal course of business and have commercial substance.

(l) Share-based compensation

We have a Long-Term Incentive Plan ("LTIP") in which we may grant stock options, restricted share units ("RSUs"), performance stock units ("PSUs"), deferred stock units ("DSUs"), and stock appreciation rights ("SARs") to directors, employees and consultants. We measure share-based compensation at fair value for all share-based awards granted under the LTIP.

15 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

Equity-settled service award

The grant date fair value of equity-settled share-based awards is recognized as an expense on a straight-line basis over the requisite service period, with a corresponding increase in equity, over the vesting period of the awards. For stock options, the grant date fair value is determined using the Black-Scholes option model. For share units, the grant date fair value is based on KWESST's closing stock price. Each tranche of an award is considered a separate award with its own vesting period and grand date fair value. The amount recognized as an expense is adjusted for estimated forfeitures.

Equity-settled performance award

The accounting for equity-settled performance award is the same as above, except compensation expense is subject to periodic adjustment based on the achievement of establishment performance criteria.

Modified award

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified and if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employees as measured at the date of acquisition.

(m) Foreign currency

Foreign currency transactions

The financial statements of KWESST and its Canadian wholly-owned subsidiaries are measured using CAD as the functional currency. Transactions in currencies other than in CAD are translated at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated to the functional currency at the rates prevailing at that date. Exchange differences on monetary items are recognized in profit or loss in the period in which they arise. Non-monetary items carried at fair value that are denominated in foreign currencies are translated to the functional currency at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the rates at the date of the transaction and are not subsequently retranslated.

Foreign operations

The financial statements of KWESST's U.S. owned subsidiaries are measured using the United States dollar ("USD") as its functional currency. Assets and liabilities have been translated into USD using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which cases the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in shareholders' equity.

(n) Earnings (loss) per share

Basic earnings (loss) per share is computed using net earnings (loss) over the weighted average number of common shares outstanding during the period. We use the treasury stock method to compute the dilutive effect of options, warrants, and similar instruments. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants, and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period.

However, the calculation of diluted loss per share excludes the effects of various conversions and exercises of convertible debt, options and warrants that would be anti-dilutive.
16 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

4. Acquisitions

a) Police Ordnance

On December 15, 2021, we acquired 2720178 Ontario Inc., an Ontario (Canada) corporation, which owns all of the issued and outstanding shares of Police Ordnance Company Inc., an Ontario (Canada) corporation (together, "Police Ordnance"), herein referred as the "Police Ordnance Acquisition". Located in Bowmanville, Ontario, with ancillary operations in Florida, Police Ordnance owns all intellectual properties to the ARWENTM product line of launchers, and a proprietary line of 37 mm cartridges designed for riot control and tactical teams.  Police Ordnance has law enforcement customers across Canada, the United States, and abroad. The Police Ordnance Acquisition provides us with a strategic opportunity to leverage its law enforcement customer base to accelerate growth within its specialty ordnance business.

We accounted for the acquisition of Police Ordinance pursuant to IFRS 3, Business Combinations.

Consideration Transferred:

The purchase consideration comprised of the following:

	Number	Fair Value
Common shares	3,965	$377,503
Warrants	200,000	$132,000
Contingent shares	875	$83,319
Total fair value purchase consideration		$592,822

The warrants are exercisable at $1.72 each and will expire on December 15, 2024. As a result of the Reverse Split (see Note 1(b)), each warrant converts into 0.01428571 common share or 70 warrants to receive one common share of KWESST.

We issued the 875 contingent common shares to the sellers in April 2022 following the fulfillment of the financial milestone as defined in the share purchase agreement.

We have estimated the fair value as follows:

•	Common shares: based on KWESST's closing stock price on December 15, 2021.
•
Warrants: based on using the Black Scholes option model with the following key inputs: a) exercise price of $1.72, 1/70 of the underlying stock price of $1.36, risk free rate of 1.04%, expected life of three years, and expected volatility of 84.7%.

•	Contingent shares: based on KWESST's closing stock price on December 15, 2021, and high probability of achieving the financial milestone as defined in the share purchase agreement.

The net cash inflow as at the closing of the acquisition was as follows:

Cash assumed on acquisition	$162,547
less: consideration paid in cash	-
Net cash inflow on acquisition	$162,547

17 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

Net Assets Acquired:

The purchase consideration was allocated to Police Ordnance's net assets as follows:

Total purchase consideration at fair value	$592,822

Police Ordnance's net assets:
Cash	162,547
Trade and other receivables	104,432
Inventories	352,685
Intangible assets:
Purchase orders	100,000
Customer relationships	50,000
ARWENTM tradename	44,000
Accounts payable and accrued liabilities	82,963
Corporate tax liability	32,338
Contract liabilities	29,861
Borrowings	26,238
Deferred tax liabilities	49,442
Net assets at fair value	$592,822

As a result of the above purchase price allocation, we have recorded no goodwill for the Police Ordnance Acquisition.

Impact on KWESST's Results of Operations:

The results of operations of Police Ordnance are included in these consolidate statements of net loss and comprehensive loss from December 16, 2021. For the year ended September 30, 2022, Police Ordnance contributed revenue of $355,296 and net loss of $198,353 to our consolidated results.

If the acquisition had occurred on October 1, 2021, management estimates that Police Ordnance would have contributed approximately $846,600 of revenue and approximately $31,000 of net profit to our operating results for the year ended September 30, 2022, respectively. In determining these amounts, we have assumed that the fair value adjustments that arose on the date of the acquisition would have been the same if the acquisition had occurred on October 1, 2021.

We incurred immaterial acquisition-related costs.

b) LEC System

On April 29, 2021, we acquired the Low Energy Cartridge technology from DEFSEC, a proprietary non-lethal cartridge-based firing system (subsequently branded as PARA OPSTM system). This technology acquisition includes all intellectual property rights for the PARA OPSTM system.  With this acquisition, we will target the following four market segments that currently use a variety of dated "non-lethal" or "less-lethal" systems:

(i) public order (riots and control of dangerous subjects);

(ii) military and law enforcement training (realistic force-on-force training);

(iii) personal defence (home, car, boat, RV, camping, hiking); and

(iv) high-action gaming.

As DEFSEC is a private company owned by our Executive Chairman, this asset acquisition is a related party transaction.  We relied on exemptions from the formal valuation and minority shareholder approval requirements available under Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions.  However, we obtained approval from over 51% disinterested shareholders as well as from the TSX-V prior to closing the acquisition.

18 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

We accounted for the acquisition of the PARA OPSTM pursuant to IFRS 2, Share-Based Payment.

The purchase consideration consisted of:

•	14,286 common shares of KWESST; and
•
500,000 warrants to purchase our common shares at $0.70 each per 1/70 of a common share (70 warrants for one common share); 25% vesting on the first anniversary of the closing of the acquisition and 25% per annum thereafter. These warrants will expire on April 29, 2026.

Additionally, we will pay 7% royalty on annual sales of the PARA OPSTM system to DEFSEC, net of taxes and duties, up to a maximum of $10 million, subject to minimum annual royalty payments starting in 2022. At closing of the acquisition, we made an upfront payment of $150,000 as an advance on future royalty payments.

The minimum annual royalty payments are as follows:

Date	Amount
April 29 2023	$150,000
April 29 2024	$150,000
April 29 2025	$200,000
April 29 2026	$200,000
April 29 2027	$250,000
April 29 2028	$250,000
April 29 2029	$300,000
April 29 2030	$300,000
April 29 2031	$350,000
April 29 2032	$350,000
Total	$2,500,000

The royalty payment obligation of the Purchase Agreement ("Agreement") will expire in 20 years unless terminated earlier under the terms set out in the Agreement.  At our sole discretion, we may terminate this Agreement for convenience, including if market conditions for sales of the PARA OPSTM system become unfavorable subject 60 day's prior written notice.  Upon termination, we will be fully released and discharged by DEFSEC including the outstanding future royalties and any unvested warrants shall be immediately cancelled.  In return, we will return all intellectual property rights relating to the PARA OPSTM system to DEFSEC.

The purchase price was determined as follows:

	Number	Fair Value
Common shares	14,286	$1,290,000
Warrants	500,000	$425,000
Minimum royalty payments		$1,191,219

Total		$2,906,219

Identifiable intangible assets
Technology asset		$2,906,219

19 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

We estimated the fair value as follows:

•	Common shares: based on KWESST's closing stock price on April 29, 2021.
•
Warrants: based on using the Black Scholes option model with the following key inputs: a) exercise price of $0.70, 1/70 of the underlying stock price of $1.29, risk free rate of 0.48%, expected life of three years, and expected volatility of 80%.

•	Minimum royalty payments: based on the income approach, specifically discounted cash flows, using a discount rate of 13.7% per annum.

During the year ended September 30, 2022, we recorded $159,451 of accretion cost relating to the discounted minimum royalty payments, which is included in net finance costs in the consolidated statements of net loss and comprehensive loss (2021 - $64,537). As at September 30, 2022, $1,265,207 of accrued royalties liability was outstanding (2021 - $1,105,756).

c) Reverse acquisition

On September 17, 2020, Foremost Ventures Corp. ("Foremost") completed the Qualifying Transaction ("QT") with KWESST Inc. pursuant to the policies of the TSX-V. Prior to the completion of the QT, Foremost effected a consolidation of its outstanding common shares on the basis of one post-consolidation common share for every 326.9 pre-consolidation common shares. The QT was done by way of a three-cornered amalgamation (the "Amalgamation") pursuant to which, among other things:

(i) KWESST Inc. amalgamated with a wholly-owned subsidiary of Foremost, incorporated for the purposes of the Amalgamation, pursuant to the provisions of the Business Corporations Act (Ontario),

(ii) Foremost changed its name to KWESST Micro Systems Inc., and

(iii) all of the outstanding common shares of KWESST Inc. (the "KWESST Shares") were cancelled and, in consideration the holders thereof received post-consolidation common shares of KWESST Micro Systems Inc. on the basis of one KWESST Micro System Inc. share for each KWESST Share.

Immediately following the QT, there were 589,517 shares of KWESST outstanding, of which 576,681 were held by the former shareholders of KWESST Inc. (representing approximately 97.8% of the outstanding shares of the Company) and 12,836 were held by the shareholders of Foremost prior to the QT. Accordingly, this transaction was accounted for as a reverse acquisition where KWESST Inc. was deemed to be the acquirer for accounting purposes.

The reverse acquisition of Foremost was accounted for under IFRS 2, Share-based Payment. Accordingly, the fair value of the purchase consideration was accounted for at the fair value of the equity instruments granted by the shareholders of KWESST Inc. to the shareholders and option holders of Foremost.

The following represents management's estimate of the fair value of the net assets acquired and total consideration transferred at September 17, 2020, the closing date of the QT.

Number of common shares issued to
Foremost shareholders	12,836
KWESST's stock price at closing of reverse acquisition (1)	$49.00
Common shares	$628,949
Options	41,155
Total consideration transferred	$670,104

(1) At closing, the subscription receipts issued by KWESST Inc. on July 9, 2020 pursuant to a brokered private placement (the "KWESST Subscription Receipts"), were automatically converted, into shares of KWESST. The private placement which was completed through PI Financial Corp. as agent, consisted of 62,994 KWESST Subscription Receipts issued at $49.00 per KWESST Subscription Receipt for gross proceeds of about $3.1 million before share issuance costs. See Note 16(a).

20 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

The total fair value consideration was allocated to Foremost's net assets as follows:

Total fair value consideration	$670,104

Foremost's net assets (liabilities):
Cash	$78,589
Other receivables	1,900
Accounts payable and accrued liabilities	(225,088)
Net assets (liabilities) at fair value	(144,599)
Residual balance allocated to listing expense (included in M&A costs)	814,703
Total	$670,104

The results of operations of Foremost are included in these consolidated statements of comprehensive loss from September 17, 2020.

The listing expense of $814,703 is a non-cash item - see consolidated statements of cash flows.

In addition, 14,286 common shares with fair value of $700,000 were issued to two M&A / capital market advisors for successfully assisting KWESST to complete the QT.

5. Trade and other receivables

The following table presents a breakdown of our trade and other receivables:

	September 30,	September 30,
	2022	2021
Trade receivables	$114,877	$-
Unbilled revenue	8,881	308,728
Sales tax recoverable	48,124	183,761
Investment tax credits refundable	-	206,762
Total	$171,882	$699,251

There was no impairment of trade and other receivables during the year ended September 30, 2022 (2021 - $nil).

The following table presents changes in unbilled receivables:

	September 30,	September 30,
	2022	2021
Balance, beginning of year	$308,728	$-
Revenue billed during the year	(308,728)
Revenue in excess of billings, net of amounts transferred to trade accounts receivable	8,881	308,728
Amounts written off	-	-

Balance, end of year	$8,881	$308,728
Current	$8,881	$308,728
Non-current	$-	$-

21 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

6.     Inventories

The following table presents a breakdown of our inventories:

	September 30,	September 30,
	2022	2021
Finished goods	$49,643	$-
Work-in-progress	21,350	-
Raw materials	322,545	90,299
Total	$393,538	$90,299

There was no impairment of inventories during the year ended September 30, 2022 (2021 - $nil).

7. Property and equipment

 The following is summary of changes in our property and equipment:

			Office	LRIP
	Computer	Computer	furniture and		R&D	Leasehold	Sales demo
Cost	equipment	software	equipment	equipment(1)	equipment	improvements	equipment	Total
Balance, September 30, 2020	$32,807	$8,145	$81,841	$-	$53,634	$59,090	$-	$235,517
Additions	30,778	-	11,211	-	165,030	58,147	548,626	813,792
Disposals	(3,828)	(8,145)	(2,936)	-	(724)	-	-	(15,633)
Balance at September 30, 2021	$59,757	$-	$90,116	$-	$217,940	117,237	$548,626	$1,033,676
Additions	50,849	5,129	10,817	77,559	21,864	19,800	1,460	187,478
Disposals	(3,800)	-	-	-	-	-	-	(3,800)
Balance at September 30, 2022	$106,806	$5,129	$100,933	$77,559	$239,804	$137,037	$550,086	1,217,354

			Office
	Computer	Computer	furniture and	Moulding	R&D	Leasehold	Sales demo
Accumulated depreciation	equipment	software	equipment	equipment	equipment	improvements	equipment	Total
Balance, September 30, 2020	$6,062	$7,637	$22,292	$-	$20,837	$4,045	-	$$60,873
Depreciation for the year	13,966	508	18,759	-	17,462	12,489	16,444	79,628
Disposals	(1,630)	(8,145)	(687)	-	(12)	-	-	(10,474)
Balance at September 30, 2021	$18,398	$-	$40,364	$-	$38,287	$16,534	16,444	$130,027
Depreciation for the year	26,762	1,254	19,067	7,002	46,219	27,915	129,262	257,481
Disposals	(2,635)	-	-	-	-	-	-	(2,635)
Balance at September 30, 2022	$42,525	$1,254	$59,431	$7,002	$84,506	$44,449	$145,706	$384,873
Carrying value at September 30, 2021	$41,359	$-	$49,752	$49,752	$179,653	$100,703	$532,182	$903,649
Carrying value at September 30, 2022	$64,281	$3,875	$41,502	$70,557	$155,298	$92,588	$404,380	$832,481

(1) Low-rate initial production equipment ("LRIP") includes moulds for developing PARA OPSTM device samples.

8. Right-of-use assets

The following table presents our right-of-use assets:

	Offices	Printer	Total
Balance at September 30, 2020	324,297	3,279	327,576
Depreciation	(58,083)	(3,279)	(61,362)
Balance at September 30, 2021	$266,214	$-	$266,214
Depreciation	(58,083)	-	(58,083)
Balance at September 30, 2022	$208,131	$-	$208,131

In connection with our current lease, we made a total deposit of $33,726 to be released only at the end of this lease. This was initially recorded at fair value, discounted using the implied interest rate in the lease. At September 30, 2022, $23,604 (2021 - $21,367) was the carrying value and reported as non-current deposit in the consolidated statements of financial position.
22 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

9. Intangible assets

The following table shows a breakdown of our intangible assets:

	TASCS	PhantomTM	PARA OPSTM	PARA OPSTM	ARWENTM	Customer	Purchase
Cost	System	System	System	Patent	Tradename	Relationships	Orders	Total
Balance at September 30, 2020	$163,230	$481,472	$-	$-	$-	$-	$-	$644,702
Additions	-	83,228	-	-	-	-	-	83,228
Acquisition (Note 4(b))	-	-	2,906,219	-	-	-	-	2,906,219
Transferred to cost of sales	(107,854)	-	-	-	-	-	-	(107,854)
Impairment charge	(55,376)	-	-	-	-	-	-	(55,376)
Balance at September 30, 2021	-	$564,700	$2,906,219	$-	$-	$-	$-	$3,470,919
Additions	-	584,885	562,996	28,783	-	-	-	1,176,664
Acquisition (Note 4(a))	-	-	-	-	44,000	50,000	100,000	194,000
Amortization	-	-	-	-	(6,968)	(3,959)	-	(10,927)
Recognition of open orders	-	-	-	-	-	-	(87,802)	(87,802)
Balance at September 30, 2022	$-	$1,149,585	$3,469,215	$28,783	$37,032	$46,041	$12,198	$4,742,854

The balance at September 30, 2022 for PhantomTM and PARA OPSTM represents the acquired technology asset (i.e. intellectual properties), coupled with additional capitalized development costs. As both product lines have not yet reached commercialization, no amortization charge was recorded for the year ended September 30, 2022 (2021 - $nil).  Management anticipates the estimated useful life to be five years for both technology assets subsequent to the expected commercialization date and the estimated useful life of the patent will be determined subsequent to the approval of the patent.

In connection with Police Ordnance Acquisition (see Note 4(a)), we have recorded the following intangible assets at fair value: ARWENTM tradename, customer relationships and open purchase orders. During the year ended September 30, 2022, we have delivered on most open purchase orders resulting in a decrease of $87,802.  Management has estimated the useful lives of tradename and customer relationships of five years and ten years, respectively.

10. Accounts payable and accrued liabilities

The following table presents a breakdown of our accounts payable and accrued liabilities:

	September 30,	September 30,
	2022	2021
Trade payable	$2,292,954	$620,041
Accrued liabilities	1,045,409	384,239
Salary, bonus and vacation payable	1,116,203	122,230
Interest payable	4,915	-
Payroll taxes payable	-	692
Total	$4,459,481	$1,127,202

11.  Related party transactions

Key management personnel compensation

Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of KWESST directly or indirectly, including any of our directors (executive and nonexecutive). Our key management personnel are the executive management team and Board of Directors, who collectively control approximately (28.3%) of the issued and outstanding common shares of KWESST at September 30, 2022 (2021 - 31.5%, 2020 - 38.0%).

23 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

Key management personnel compensation comprised the following:

	Year ended	Year ended	Nine months ended
	September 30,	September 30,	September 30,
	2022	2021	2020
Wages and benefits	$641,338	$427,252	$165,769
Consulting fees	529,529	180,000	145,000
Directors compensation	70,000	85,000	-
Share-based compensation	860,400	988,716	24,959
Total	$2,101,267	$1,680,968	$335,728

The consulting fees relate to compensation to our Executive Chairman (via his private corporation, DEFSEC Corp), including a bonus for the year ended September 30, 2022, which was approved by our Board of Directors and paid only after the U.S. IPO and Canadian Offering (see Note 27(a)). It also includes consulting fees payable to an independent director for advisory services relating to PARA OPSTM.

Related party loans

For the year ended September 31, 2022, we did not enter into any related party loans. The following table summarizes the changes in related party loans in the prior year.

	CEO	Employee
	loan	loan	Total
Balance, September 30, 2020	$207,092	$11,184	$218,276
Accrued interest	4,513	68	4,581
Repayment of loans	(211,605)	(11,252)	(222,857)
Balance, September 30, 2021	$-	$-	$-

The CEO and employee loans accrued interest at TD Bank prime plus 1.55% and 5%, respectively.

Other related party transactions:

•
In April 2021, two directors and the CFO of KWESST participated in the brokered private placement (see Note 15(a)); collectively, they purchased 1,029 Units for a total consideration of $90,000. This transaction was recorded at fair value.

•
In March 2022, two directors, the Executive Chairman, and the CFO of KWESST participated in the March 2022 Loans for an aggregate amount of $74,000 and received a total of 529 bonus common shares (see Note 12).

•
In July 2022, one director, the Executive Chairman, and the CFO of KWESST participated in the July 2022 Offering (see Note 15(a)); collectively, they purchased 5,813 Units for a total consideration of $87,500. This transaction was recorded at fair value.

•	In August 2022, our Executive Chairman and CFO advanced a total of $60,000 to KWESST for employee payroll purposes. This advance was repaid on August 30, 2022.

At September 30, 2022 there was $672,531 outstanding amount in accounts payable and accrued liabilities due to our officers and directors for unpaid wages, bonuses, director fees and expense reimbursements.
24 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

12. Borrowings

	CEBA Term	February 2021	March 2022	August 2022	Total
	Loans	Loan	Loans	Loans	Borrowings
Balance, September 30, 2020	$32,273	$-	$-	$-	$32,273
Additional borrowings	20,000	306,000	-	-	326,000
Gain on government grant	(3,514)	-	-	-	(3,514)
Accrued interest	4,492	4,527	-	-	9,019
Repayment	-	(310,527)	-	-	(310,527)
Balance, September 30, 2021	$53,251	$-	$-	$-	$53,251
Assumed from acquisition (Note 4)	26,238	-	-	-	26,238
Issuance at fair value	-	-	1,634,283	475,591	2,109,874
Deferred financing fees	-	-	(74,055)	(76,354)	(150,409)
Net borrowings	79,489	-	1,560,228	399,237	2,038,954
Adjustment	(5,496)	-	-	-	(5,496)
Accrued interest and accretion expense	4,803	-	304,922	11,588	321,313
Foreign exchange loss	-	-	-	24,523	24,523
Interest paid	-	-	(100,520)	-	(100,520)
Balance, September 30, 2022	$78,796	$-	$1,764,630	$435,348	$2,278,774
Current	$-	$-	$1,764,630	$435,348	$2,199,978
Non-current	78,796	-	-		$78,796
Total	$78,796	$-	$1,764,630	$435,348	$2,278,774

August 2022 Loans

On August 25, 2022, we closed two unsecured loans in the amount of USD$200,000 per loan with a third-party lender ("Lender") for an aggregate amount of USD$400,000 (the "August 2022 Loans").

The August 2022 Loans bear interest at a rate of 6.0% per annum, compounded monthly and not in advance, and have a maturity of twelve months, with KWESST having the option to repay the whole or any part of the August 2022 Loans, without penalty or premium, at any time prior to the close of business on the maturity date. On repayment of the August 2022 Loans, we will pay 110% of the principal amount plus accrued interest on the August 2022 Loans. As part of the terms of one of the August 2022 Loans, we issued an aggregate of 4,239 common shares to the Lender (the "Bonus Shares"), being an amount equal to twenty percent (20%) of USD$200,000, converted to CAD$ at an exchange rate of $1.2983, divided by the market price of our common shares on the TSX-V at market close on August 24, 2022, being $12.25. The Bonus Shares were issued in accordance with applicable prospectus exemptions under Canadian securities laws.

As a result of issuing common shares and debt for the first loan of USD$200,000 (or $260,698), we allocated the gross proceeds to these two financial instruments based on their relative fair value.  To measure the fair value of the loan, we used the income approach and estimated a market discount rate of 24% to discount the future cash flows of the loan resulting in an estimated fair value of $214,893. Accordingly, we allocated $214,893 of the $260,698 to the first loan and $45,804 to share capital for the bonus common shares issued (see Note 15(a)).

Concurrently with the closing of the August 2022 Loans, our Executive Chairman and President and Chief Executive Officer (the "KWESST Principals") entered into call option agreements with the Lender whereby the Lender will have the option, pursuant to the terms and conditions of the call option agreements, to purchase 10,591 common shares held by the KWESST Principals at a price of $12.25 for a period of five years.  Additional free-trading common shares may be offered by the KWESST Principals to the Lender should we elect to proceed with a share-for-debt transaction in connection with one of the Loans. KWESST is not a party to the call option agreements.

In connection with the August 2022 Loans, we paid a cash finder's fee to a third-party intermediary in an amount of USD$32,000.

25 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

March 2022 Loans

On March 11, 2022, we closed a unsecured loan financing with various lenders in an aggregate amount of $1,800,000 and an additional $200,000 on March 15, 2022, for a total of $2,000,000 (the "March 2022 Loans"). Certain directors and officers participated in this financing for an aggregate amount of $74,000. The March 2022 Loans bear interest at a rate of 9.0% per annum, compounded monthly and not in advance, and have a maturity of thirteen months, with KWESST having the option to repay the whole or any part of the March 2022 Loans, without penalty or premium, at any time prior to the close of business on the maturity date. The principal amount is due only at maturity.  As part of the terms of the March 2022 Loans, we issued an aggregate of 14,286 bonus common shares to the lenders.

As a result of issuing common shares and debt for a total combined cash consideration of $2,000,000, we allocated the gross proceeds to these two financial instruments based on their relative fair value.  To measure the fair value of the March 2022 Loans, we used the income approach and estimated a market discount rate of 22% to discount the future cash flows of the March 2022 Loans resulting in an estimated fair value of $1,634,112.  Accordingly, we allocated $1,634,112 of the $2,000,000 to March 2022 Loans and $365,888 to share capital for the bonus common shares issued (see Note 12(a)).

The total offering costs were $90,636, $74,055 of which was allocated to deferred financing fees and $16,581 allocated to share offering costs. The deferred financing fees are recognized as a reduction of the gross borrowings to be accreted over the life of the March 2022 Loans as a financing cost and the share offering costs were recognized as a reduction to common shares.

As the March 2022 Loans mature in April 2023, we presented these as current borrowings in the consolidated financial position.

February 2021 Loan

On February 24, 2021, we entered into an unsecured loan agreement with a private fund managed by a KWESST shareholder to borrow $306,000 for general corporate purposes. The interest rate on this loan was 0.5% per month. On May 27, 2021, we repaid the loan, including accrued interest, for a total of $310,527.

CEBA Term Loans

In December 2020, the Canadian Federal Government amended the CEBA Term Loan program to increase the loan amount by $20,000 to $60,000. We borrowed $40,000 during the nine-month period ended September 30, 2020, and an additional $20,000 during the fiscal year ended September 30, 2021.  As a result of the Police Ordnance Acquisition (see Note 4(a)), we assumed an additional CEBA Term Loan of $40,000 during fiscal year ended September 30, 2022.

The CEBA Term Loans are initially recorded at fair value, discounted based on our estimated incremental borrowing rate.  This resulted in recording a gain on government grant of $3,514 for the year ended September 30, 2021 (2020 - $9,096).

Effective January 1, 2021, the CEBA Term Loans were automatically converted to a 2-year interest free term loan.  This was further amended on January 12, 2022, where the government of Canada announced the repayment deadline for the CEBA Term Loans to qualify for partial loan forgiveness is being extended from December 31, 2022, to December 31, 2023, for all eligible borrowers in good standing.  Repayment on or before the new deadline of December 31, 2023, will result in loan forgiveness of up to a third of the loans.  Due to our financial condition at September 30, 2022 and 2021, we have not recorded the potential forgivable amount in the event we repay the CEBA Term Loans prior to December 31, 2023.

26 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

RBC Credit Facility

We maintain corporate credit cards for our key employees and a foreign exchange line of credit with Royal Bank of Canada ("RBC"). To provide security, we entered into a cash collateral agreement for $30,000 and a general security agreement providing a first lien on all assets. The $30,000 was invested in a short-term guaranteed investment certificate.

See Note 27(c), Subsequent Events - Loan Repayments.

13. Lease obligation

We have entered into a long-term office lease contract which expires on April 30, 2026. The office lease includes the right to renew for an additional five years following its expiry. Management has not included the renewal option because it was deemed too uncertain whether we would renew at September 30, 2022.

Under the current office lease agreement, we have benefited from the following lease inducements:

•	Free rent from inception (March 1, 2020) to November 1, 2020; and
•	Free rent from November 1, 2021, to March 1, 2022.

The following table presents the movement in our lease obligation for the respective periods:

		Current	Non-current
	Offices	Portion	portion
Balance, September 30, 2020	$352,037	$44,128	$307,909
Lease payments (including interest)	(78,000)	-	-
Interest expense	33,872	-	-
Balance at September 30, 2021	$307,909	$32,288	$275,621
Lease payments (including interest)	(62,400)	-	-
Interest expense	30,112	-	-
Balance at September 30, 2022	$275,621	$69,150	$206,471

The following table presents the contractual undiscounted cash flows for the lease obligations:

	September 30,	September 30,
	2022	2021
Less than one year	$93,600	$62,400
One to five years	234,000	327,600
Total	$327,600	$390,000

14. Contract Liabilities

The following table presents the changes in contract liabilities:

	September 30,	September 30,
	2022	2021
Balance, beginning of fiscal year	$-	$7,053
Acquired in acquisition of POC (see Note 4(a))	29,759	-
Amounts invoiced and revenue deferred	17,512	-
Recognition of deferred revenue included in the balance at the beginning of period	-	(7,053)
Balance, end of fiscal year	$47,271	$-
27 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

15. Share capital and Contributed Surplus

As disclosed in Note 1(b), the 1-for-70 Reverse Split effected on October 28, 2022, has been applied retrospectively herein.

a) Share capital

Authorized

KWESST is authorized to issue an unlimited number of common shares.

Issued Common Shares

	September 30, 2022		September 30, 2021		September 30, 2020
	Number	Amount	Number	Amount	Number	Amount
Balance, beginning of year	699,511	$17,215,068	589,518	$9,374,563	383,996	$2,284,353
Issued in private placement	22,857	$272,000	10,714	$1,110,000	49,811	$1,480,875
Issued for exercise of warrants	19,000	$277,098	10,380	$815,307	-	$-
Issued for bonus shares relating to borrowings (Note 10)	18,525	$411,692	-	$-	-	$-
Issued for conversion of share units	8,349	$874,840	138	$12,498	-	$-
Issued for acquisition (Note 4(a))	3,965	$377,503	-	$-	-	$-
Issued for conversion of contingent shares (Note 4(a))	875	$83,319	-	$-	-	$-
Issued for debt settlements	143	$19,000	1,305	$63,866	-	$-
Issued in brokered private placement	-	$-	51,087	$3,611,818	62,994	$3,087,138
Issued for exercise of stock options	-	$-	18,195	$1,292,015	1,743	$78,080
Issued for asset acquisition (Note 4(b))	-	$-	14,286	$1,290,000	9,957	$167,280
Issued for exercise of broker compensation options	-	$-	2,459	$347,680	-	$-
Issued for amended license (Note 26)	-	$-	1,429	$137,000	-	$-
Issued for conversion of 15% 2020 converted notes	-	$-	-	$-	45,858	$1,328,163
Issued for performance bonus	-	$-	-	$-	14,929	$731,500
Shares from Foremost's QT (Note 4(c))	-	$-	-	$-	12,836	$628,949
Issued for conversion of 10% 2019 converted notes	-	$-	-	$-	6,523	$255,718
Issued for consulting services	-	$-	-	$-	871	$32,393
Less: share offering costs for the year	-	$(33,880)	-	$(839,679)	-	$(699,886)
Balance, end of year	773,225	$19,496,640	699,511	$17,215,068	589,518	$9,374,563

2022 Activities

Private Placement

On July 14, 2022, we closed a non-brokered private placement, resulting in the issuance of 22,857 units of KWESST ("July 2022 Units"), at a price of $15.05 per July 2022 Unit (the "Issue Price"), for aggregate gross proceeds of $344,000 (the "July 2022 Offering").

Each July 2022 Unit is comprised of one common share and seventy one-half common share purchase warrant (the "July 2022 Warrants"). Accordingly, we issued 800,000 Warrants exercisable at $0.285 each for a period of 24 months from the closing date. Each Warrant converts into 0.01428571 common shares or 70 warrants for one common share. There was no finder fee paid in this private placement.

Certain of our directors and officers (the "Insiders") purchased 5,814 Units for a total consideration of $87,500. The issuance of Units to the Insiders constitutes a related party transaction but is exempt from the formal valuation and minority approval requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") as KWESST's securities are not listed on any stock exchange identified in Section 5.5(b) of MI 61-101 and neither the fair market value of the units issued to the Insiders, nor the fair market value of the entire private placement, exceeds 25% of our market capitalization.

28 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

The securities were issued in accordance with applicable prospectus exemptions under Canadian securities laws.

Police Ordnance Acquisition

As disclosed in Note 4(a), we issued 3,965 common shares to the selling shareholders in December 2021 at the closing of the acquisition and an additional 875 common shares in April 2022 following the achievement of  the financial milestone as defined in the share purchase agreement.

2021 Activities

Brokered Private Placement

In April 2021, we closed our over-subscribed brokered private placement, resulting in the issuance of 51,087 units ("Units") of KWESST, at a price of $87.50 per Unit (the "Issue Price"), for aggregate gross proceeds of $4,470,071 (the "April 2021 Offering"), as amended in August 2021.

Under the April 2021 Offering, we sold a total of 51,087 units at a price of $87.50 per Unit. Each Unit is comprised of one common share of the Company and seventy common share purchase warrants ("April 2021 Warrant"). Each April 2021 Warrant is exercisable to acquire 1/70 of a common share at a price of $1.75 each (70 warrants for one common share) for a period of 24 months from the closing of the April 2021 Offering ("Closing Date"). If at any time after four (4) months and one (1) day following the Closing Date, the trading price of KWESST common stock on the TSX Venture Exchange is equal to or exceeds $210.00 for a period of 10 consecutive trading days, as evidenced by the price at the close of market, we will be entitled to notify the holders of the April 2021 Warrants of its intention to force the exercise of the April 2021 Warrants. Upon receipt of such notice, the holders of April 2021 Warrants shall have 30 days to exercise the April 2021 Warrants, failing which the April 2021 Warrants will automatically expire. Our directors and officers purchased 1,029 Units for a total consideration of $90,000.

In connection with this Offering, management has concluded the Unit qualified as an equity instrument under IAS 32, Financial Instruments: Presentation. Furthermore, management used the residual method to allocate the $87.50 consideration between common shares and the April 2021 Warrants. Because the April 2021 Warrants include an accelerator provision for expiration, management used the Barrier option model to estimate the fair value of these April 2021 Warrants at $0.24 each (70 warrants for one common share). As a result, $70.70 of the $87.50 consideration was allocated to common shares and is reflected in the above table of outstanding common shares.

The total cash and non-cash share offering costs were $630,680 for the Offering, including cash commission of $288,405 paid to the Agents and $233,057 of Compensation Options granted to the Agents (see part (c) Contributed Surplus).

Asset Acquisition

In April 2021, following the closing of the brokered private placement, KWESST closed on the acquisition of the PARA OPSTM System technology resulting in the issuance of 14,286 common shares and 500,000 warrants (see Note 4(a)). Management estimated a fair value of $0.85 per warrant, using the Black-Scholes option model (see below - Warrants).

29 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

Private Placement

In September 2021, we closed a non-brokered private placement, resulting in the issuance of 10,714 units ("September Units") of KWESST, at a price of $140.00 per September Unit (the "Issue Price"), for aggregate gross proceeds of $1,500,000 (the "September 2021 Offering").

Under the September 2021 Offering, each September Unit is comprised of one common share and seventy Warrant Shares at a price of $2.35 for each 1/70 of a common share (70 warrants for one common share) for a period of 24 months from September 16, 2021 ("September 2021 Warrants"). If at any time after four months and one day following September 16, 2021, the trading price of KWESST common stock on the TSX-V is equal to or exceeds $322.00 for a period of 3 consecutive trading days, as evidenced by the price at the close of market, we will be entitled to notify the holders of Warrants of its intention to force the exercise of the Warrants. Upon receipt of such notice, the holders of Warrants shall have 30 days to exercise the Warrants, failing which the Warrants will automatically expire.

We paid cash commissions to Haywood Securities Inc. in the amount of $90,000 and granted 45,000 broker warrants ("September 2021 Broker Warrants"). Each September 2021 Broker Warrant is exercisable to acquire 1/70 of a common share at a price of $2.00 for a period of 24 months from the closing of the September 2021 Offering. Management estimated a fair value of $0.72 per warrant, using the Black-Scholes option model (see below - Warrants).

In connection with this private placement, management has concluded the September Unit qualified as an equity instrument under IAS 32, Financial Instruments: Presentation. Furthermore, management used the residual method to allocate the $140.00 consideration between the common share and the Warrant. Because the warrant includes an accelerator provision for expiration, management used the Barrier option model to estimate the fair value of these September 2021 Warrants at $0.52 each (70 warrants for one common share). As a result, $103.60 of the $140.00 consideration was allocated to common shares and is reflected in the above table of outstanding common shares at September 30, 2021.

The total cash and non-cash share offering costs were $130,730 for this private placement.

Amended License

In April 2021, we issued 1,429 common shares for the exclusivity with AerialX as disclosed in Note 26.

Debt for Equity Settlement

During the year ended September 30, 2022, we settled $19,000 of legal fees for 143 common shares.

During the year ended September 30, 2021, we settled the following liabilities with our common shares:

•	$47,000 of legal fees for 816 common shares; and
•	$16,866 of online advertising services for 346 common shares.

2020 Activities

Brokered Private Placements

In September 2020, KWESST closed a brokered private placement led by PI Financial Corp., resulting in the issuance of 62,994, at $49.01 each, for aggregate gross proceeds of $3,086,687. The total share offering costs were $325,887, settled in cash and warrants.

30 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

2020 Convertible Notes

In May 2020, KWESST Inc. closed on approximately $1.1 million gross proceeds from the issuance of unsecured convertible notes ("2020 Notes"), with automatic conversion upon a Liquidity Event including the listing of KWESST on the TSX-V.  In connection with these 2020 Notes, the note holders earned interest at a rate of 15% per annum. Additionally, as an inducement, the note holders also received 25% of the principal amount in the form of KWESST common shares based on a stock price of $31.50, resulting in the issuance 8,583 at the QT.

In light of KWESST going public in September 2020, resulting in the automatic conversion of these 2020 Notes, management concluded that under IAS 38 the recognition of these 2020 Notes should be accounted for as equity and not debt.  At the QT, these 2020 Notes were converted to 35,398 common shares. Because the 2020 Notes were treated as equity instruments, the total accrued interest of $59,112 was not recognized in the profit or loss. This accrued interest was converted to 1,877 common shares at QT. In connection with this private placement, KWESST incurred $58,065 of offering costs settled in cash and warrants.

Private Placements

In January 2020, KWESST closed a non-brokered private placement, resulting in the issuance of 37,500 common shares of KWESST, at $28.00 each, for aggregate gross proceeds of $1,050,000.

In March 2020, KWESST closed a non-brokered private placement, resulting in the issuance of 12,082 common shares of KWESST, at $35.00 each, for aggregate gross proceeds of $422,875.

In June 2020, KWESST closed a non-brokered private placement, resulting in the issuance of 229 common shares of KWESST, at $34.93 each, for aggregate gross proceeds of $8,000.

Performance Share Bonus

During the quarter ended September 30, 2020, KWESST settled performance bonuses in the form of 643 common shares. Additionally, KWESST awarded 7,143 common shares each to two M&A / capital market advisors for successfully assisting KWESST to complete a QT, in accordance with their respective consulting agreement.

Shares from Foremost

As part of the reverse acquisition, KWESST assumed 12,836 common shares previously issued by Foremost (see Note 4(b)).

2019 Convertible Notes

In September 2020, as a result of the completion of the QT (see Note 4 (c)) all the 2019 Convertible Notes and accrued interest were automatically converted to 6,523 common shares of KWESST.

Asset Acquisition

As disclosed in Note 4(c), KWESST issued 9,957 common shares to acquire the Phantom system technology.

b) Warrants

The following reflects the warrant activities:

31 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

	September 30, 2022		September 30, 2021		September 30, 2020
		Weighted		Weighted		Weighted
	Number of	average	Number of	average exercise	Number of	average exercise
	warrants	exercise price	warrants	price	warrants	price
Outstanding, beginning of year	13,901,640	$0.74	9,585,050	$0.24	8,500,000	$0.20
Issued	1,000,000	$0.57	5,043,165	$1.73	1,085,050	$0.54
Exercised	(1,330,000)	$0.26	(726,575)	$1.05	-	$-
Expired	(154,484)	$0.56	-	$-	-	$-
Outstanding, end of year	13,417,156	$0.78	13,901,640	$0.74	9,585,050	$0.24

Exercisable, end of year	12,792,156	$0.82	12,901,640	$0.75	8,835,050	$0.22

As a result of the Reverse Split (see Note 1(b)), the warrant holder must exercise 70 warrants to receive one common share.

The following table provides additional information on the total outstanding warrants at September 30, 2022:

	Number
	outstanding	Fair value (1)	Expiry Date
Founders' warrants:
Exercise price of $0.20	5,520,000	$1,013	January 1, 2024
Exercise price of $0.20	1,900,000	$18,865	June 14, 2024

GhostStep's warrants:
Exercise price of $0.50	250,000	$60,000	January 15, 2023

April 2021 equity financing:
Exercise price of $1.75	3,274,657	$785,918	April 29, 2023
Exercise price of $1.75	40,000	$9,600	August 25, 2023

LEC's warrants (see Note 4(b)):
Exercise price of $0.70	500,000	$425,000	April 29, 2026

September 2021 equity financing:
Exercise price of $2.35	750,000	$390,000	September 16, 2023

Broker warrants:
Exercise price of $1.75	137,499	$33,000	April 29, 2023
Exercise price of $2.00	45,000	$32,400	September 16, 2023

Acquisition of Police Ordnance (Note 4(a)):
Exercise price of $1.72	200,000	$132,000	December 15, 2024

July 2022 equity financing
Exercise price of $0.285	800,000	$72,000	July 14, 2024
	13,417,156	$1,959,796

(1) Fair value is calculated based on the grant date fair value and number outstanding at September 30, 2022. It does not represent the fair value at September 30, 2022.

The fair value for the warrants issued during the year ended September 30, 2022, was determined by the Black Scholes option pricing model using the following key inputs:

32 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

	Acquisition of POC	July 2022 Warrants
Exercise Price	$1.72	$0.285
1/70 of stock price	$1.36	$0.215
Volatility	84.7%	90.5%
Dividend Yield	Nil	Nil
Risk-free interest rate	1.04%	3.12%
Expected life	3	2

Weighted average fair value per warrant	$0.66	$0.09

The fair value for the warrants issued during the year ended September 30, 2021, was determined by the following valuation models and key inputs:

	Barrier Option Model		Black-Scholes Option Model
	April 2021 warrants	September 2021 warrants	September 2021 broker warrants	LEC warrants
Exercise Price	$1.75	$2.35	$2.00	$0.70
1/70 of stock price	$1.01	$2.14	$2.14	$0.40
Volatility	80%	80%	80%	0%
Dividend Yield	Nil	Nil	Nil	Nil
Risk-free interest rate	0.31%	0.26%	0.26%	69.00%
Barrier (accelerator on life of warrants)	$3.00	$4.60	N/A	N/A
Rebate	$1.25	$2.00	N/A	N/A
Expected life	2	1	1	0.85

Weighted average fair value per warrant	$0.24	$0.52	$0.72	$0.85

The fair value for the warrants issued during nine months ended September 30, 2020, was determined using the Black-Scholes option model using the following inputs:

	Warrants @	Warrants @	Warrants
	$0.40	$0.45	@ $0.70
1/70 of stock price	$0.40	$0.50	$0.70
Volatility	68%	68%	67%
Dividend Yield	Nil	Nil	Nil
Risk-free interest rate	1.47%	0.27%	0.29%
Expected life	2	2	2

Estimated fair value per warrant	$0.15	$0.20	$0.26

c) Contributed Surplus

Contributed surplus consists of issued broker compensation options at fair value, the cumulative amortized fair value of share-based compensation grants since inception, less amounts transferred to share capital for exercises. If outstanding options expire or are forfeited, there is no reversal of contributed surplus.

33 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

Broker Compensation Options

The April 2021 Offering was completed by PI Financial Corp., the lead agent and sole bookrunner (the "Lead Agent"), and other dealers (the "Agents"). As consideration for the services provided by the Agents in connection with the April 2021 Offering, the Agents received: (a) a cash commission of $288,405; and (b) 3,296 compensation options (the "Compensation Options"). Each Compensation Option is exercisable to acquire one unit of KWESST (a "Compensation Option Unit") at a price equal to $87.50 for a period of two years after the closing of the Offering. Each Compensation Option Unit is comprised of one Common Share and seventy Common Share purchase warrants (a "Compensation Option Warrant"). Each Compensation Option Warrant is exercisable to acquire 1/70 of a Common Share (a "Compensation Option Warrant Share") at a price of $1.75 per Compensation Option Warrant Share (70 Compensation Option Warrant for one Compensation Option Warrant Share) for a period of 24 months from the closing of the Offering.

Based on the structure of the Compensation Option, management estimated its fair value using the Monte Carlo method. Management estimated a fair value of $77.00 per Compensation Option.  The following were key inputs used in the Monte Carlo simulation: estimated life of 2 years, underlying stock price of $90.30, exercise price of Compensation Option of $87.50, exercise price of 70 Compensation Option Warrants of $87.50, estimated volatility of 80%, risk free rate of 0.31%, and discount for lack of marketability of 0%.

Accordingly, we recorded $233,057 of Compensation Options in contributed surplus, with an equal offset to share offering costs (a non-cash transaction).

During the year ended September 30, 2021, the Agents have exercised 2,459 Compensation Option Units for total gross proceeds of $215,148. At September 30, 2022, the total outstanding Compensation Option Units was 837.

Share-based compensation

On March 31, 2022, our shareholders approved the amended Company's Long-Term Incentive Plan (the "LTIP") to retain a competitive compensation structure for its directors, executives, employees, consultants, and service providers. The LTIP allows for the issuance of stock options ("Options"), restricted share units ("RSUs"), deferred share units ("DSUs"), share appreciation rights ("SARs"), and performance stock units ("PSUs") - collectively referred as Compensation Securities.

Under the LTIP, the aggregate maximum number of common shares available for issuance from treasury at any given time shall not exceed 10% of the outstanding common shares as of the date of Compensation Securities, subject to adjustment or increase of such number pursuant to the terms of the LTIP. Any Options that have been cancelled, repurchased, expired, or exercised will again be available under the LTIP. The maximum number of common shares issuable under the LTIP in respect RSUs, DSUs, SARs, and PSUs (herein referred as "Share Units") shall not exceed 60,382 shares. The LTIP is subject to annual shareholder approval at the Annual General and Special Meeting.

(i) Stock Options

At September 30, 2022, there were 19,833 stock options available for grant under our LTIP.

The following is summary of changes in outstanding stock options for the respective periods:

34 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

		Weighted
	Number of	average
	options	exercise price
Outstanding at December 31, 2019	-	$-
Granted	29,357	$45.50
Options from the Qualifying Transaction	1,224	$32.90
Exercised	(1,743)	$35.00
Outstanding at September 30, 2020	28,838	$45.50
Granted	52,988	$104.30
Exercised	(18,194)	$50.40
Cancelled	(4,096)	$48.30
Outstanding at September 30, 2021	59,536	$95.90
Granted	9,500	$69.59
Cancelled	(11,928)	$131.76
Outstanding at September 30, 2022	57,108	$83.87

Options exercisable at September 30, 2022	43,618	$83.90

During the year ended September 30, 2022, we granted 9,500 (2021 – 52,988, 2020 – 29,357) options at a weighted average exercise price of $69.59 (2021 – $104.30, 2020 – $45.50). At September 30, 2022, the weighted average remaining vesting period was 0.88 years (2021 – 1.82 years, 2020 – 0.87).

For the options granted during the year ended September 30, 2022, the per share weighted-average fair value of stock options was $38.21 (2021 – $50.40, 2020 – $16.10), using the Black-Scholes option model with the following weighted-average assumptions:

	2022	2021	2020
	$14.70 to	$49.00 to	$28.00 to
Stock price	$126.70	$159.60	$49.00
	$14.70 to	$49.00 to	$28.00 to
Exercise price	$126.70	$159.60	$49.00
Volatility	90.48%	76.46%	67.71%
Dividend yield	Nil	Nil	Nil
Risk-free interest rate	2.04%	0.35%	65.00%
Expected life (years)	2.91	2.26	3.38
Weighted-average fair value per option	$38.21	$50.40	$16.10

The following table summarizes information about stock options outstanding at September 30, 2022:

		Weighted
		average	Weighted		Remaining	Weighted
Range of		remaining	average		exercisable	average
exercise	Number	contractual	outstanding		contractual	exercisable
prices	outstanding	life	strike price	Exercisable	life	strike price
$14.70 to $41.16	4,592	4.54	$15.91	306	0.71	$32.90
$41.17 to $67.63	12,329	2.74	$48.74	12,329	2.74	$48.74
$67.64 to $94.10	20,973	3.47	$78.02	17,080	3.38	$75.79
$94.11 to 120.57	7,448	3.34	$118.59	7,448	3.34	$118.59
$120.58 to $147.00	11,766	3.95	$135.66	6,455	3.97	$134.87
	57,108	3.48	$83.87	43,618	3.26	$83.90

35 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

Amendment to stock option grants

For the year ended September 30, 2022, we had no amended stock option grants.

During the year ended September 30, 2021, our Board of Directors approved the acceleration of vesting for 5,507 options and the cancellation of 3,571 options. This contributed an additional stock-based compensation charge of $65,813 (included in the above total share-based compensation expenses).

(ii) Share Units

At September 30, 2022, there were 27,503 Share Units available for grant under our LTIP.

The following table shows the changes in Share Units:

	RSUs	PSUs	SARs	Total
Outstanding at September 30, 2020	-	-	-	-
Granted	16,412	2,857	2,143	21,412
Vested and converted	(139)	-	-	(139)
Outstanding at September 30, 2021	16,273	2,857	2,143	21,273
Granted	10,726	17,942	514	28,668
Vested and converted to common shares	(5,681)	(2,666)	-	(8,347)
Vested and repurchased for withholding taxes	(144)	(249)	-	(393)
Expired / cancelled	-	(17,714)	-	(17,714)
Outstanding at September 30, 2022	21,174	170	2,657	24,001

RSUs:

Each RSU entitles the holder to receive one common share in the future, based on continued service during the applicable period.

During the year ended September 30, 2022, we granted 10,726 RSUs (2021 - 16,412), with a weighted-average grant date fair value of $43.50 per unit (2021 - $105.70). The weighted average vesting period for the outstanding RSUs was 0.18 years at September 30, 2022 (2021 - 0.69 years).

PSUs:

Each PSU entitles the holder to receive one common share in the future, based on the achievement of established performance criteria and continued service during the applicable performance period.

During the year ended September 30, 2022, we granted 17,942 PSUs (2021 - 2,857), with a weighted-average grant date fair value of $126.70 per unit (2021 - $105.00).  The outstanding PSUs were fully vested at September 30, 2022 (2021 - Weighted average vesting period was 0.40 years).

SARs:

Each SAR entitles the holder to receive cash or common share at our discretion in the future, based on continued service during the applicable period. The amount of the cash payment or the value of common shares is determined based on the increase of the share price of KWESST between the grant date and the exercise date. Because we intend to always settle in common shares, we account for SARs as equity-settled awards.

36 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

During the year ended September 30, 2022, we granted 514 SARs (2021 - 2,143) at an exercise price of $126.70 (2021 - $115.50 each). The 514 SARs will expire on May 31, 2023 and 2,143 SARs will expire on January 22, 2024.

(iii) Share-based Compensation

For the year ended September 30, 2022, we recorded share-based compensation of $1,960,072 (2021 - $2,462,207, 2020 - $283,084).

The following table presents a breakdown of total share-based compensation expense by function:

	Year ended	Year ended	Nine months ended
	September 30,	September 30,	September 30,
	2022	2021	2020
General and administrative	$1,104,858	$1,425,111	$160,267
Selling and marketing	552,627	754,167	42,700
Research and development, net	302,587	282,929	80,117
Total share-based compensation	$1,960,072	$2,462,207	$283,084

16. Earnings (loss) per share

The following table summarizes the calculation of the weighted average basic number of basic and diluted common shares:

	Year ended	Year ended	Nine months ended
	September 30,	September 30,	September 30,
	2022	2021	2020
Issued common shares, beginning of year	699,511	589,518	383,996
Effect of shares issued from:
Exercise of warrants	10,593	4,383	-
Issuance of bonus shares (Note 10)	8,262	-	-
Private placements	4,571	21,810	45,665
Conversion of stock units	3,703	31	-
Acquisition of Police Ordnance (Note 4(a))	3,144	-	-
Conversion of contingent shares (Note 4(a))	386	-	-
Debt settlements	132	1,038	-
Exercise of options	-	9,118	447
Asset acquisitions (Note 4(b))	-	6,027	1,272
Amended license agreement (Note 26)	-	626	-
Exercise of broker options	-	170	-
Conversion of convertible notes, including interest	-	-	7,126
Services rendered	-	-	1,373
Foremost's QT	-	-	752
Weighted average number of basic common shares	730,302	632,721	440,631

Dilutive securities:
Stock options	-	-	-
Warrants	-	-	-
Weighted average number of dilutive common shares	730,302	632,721	440,631

At September 30, 2022 and 2021, all the stock options and warrants were anti-dilutive because of we incurred net loss for both fiscal years.
37 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

17. Revenue

a) Revenue streams

KWESST generates revenue from the sale of products to its customers.

b) Disaggregation of revenue from contracts with customers

In the following table, revenue from contacts with customers is disaggregated by primary geographical market, major products and service lines, and timing of revenue recognition.

			Nine months
	Year ended	Year ended	ended
	September 30,	September 30,	September 30,
	2022	2021	2020
Major products / service lines
Digitization	$354,620	$1,255,982	$835,097
Non-Lethal	330,658	-	-
Training and services	34,590	-	-
Other	1,651	19,822	26,820
	$721,519	$1,275,804	$861,917

Primary geographical markets
United States	$389,210	$1,238,063	$835,097
Canada	332,309	37,741	26,820
	$721,519	$1,275,804	$861,917

Timing of revenue recognition
Products and services transferred over time	$389,210	$1,238,063	$835,097
Products transferred at a point in time	332,309	37,741	26,820
	$721,519	$1,275,804	$861,917

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized ("contracted not yet recognized") and includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. At September 30, 2022, our contracted not yet recognized revenue was $625,177 (2021 - $16,545, 2020 - $233,193), of which 43% of this amount is expected to be recognized over the next 12 months with the remaining 57% expected to be recognized in 2 to 3 years.

For the year ended September 30, 2022, one customer accounted for the 41% revenue (2021 - one customer accounted for 95%, 2020 - two customers accounted for 61% and 35%, respectively).
38 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

18. Expenses by nature

The following table presents a breakdown of expenses by nature for the following periods:

	Year ended	Year ended	Nine months
	September 30,	September 30,	ended
	2022	2021	September 30,
Employee benefits	$4,883,062	$4,746,316	$1,161,071
Advertising and promotion	1,352,750	1,914,630	220,946
Consulting fees	1,315,917	1,138,782	620,295
Professional fees	1,028,240	778,337	190,398
Travel and conferences	518,140	246,418	112,360
R&D consulting and material costs, net	420,378	482,348	100,483
Depreciation and amortization	326,491	140,990	103,397
Other expenses	266,822	252,961	106,006
Insurance	236,150	154,931	-
Transfer agent and listing fees	94,885	110,769	-
Royalty and license costs	-	287,000	-
M&A costs	-	-	1,561,860
Total expenses	10,442,835	10,253,482	4,176,816
Allocation to cost of sales:
Employee benefits	(166,706)	(574,018)	(71,105)
Total operating expenses	$10,276,129	$9,679,464	$4,105,711

19.  Depreciation and Amortization

The following table presents total depreciation and amortization expense of property and equipment, intangible assets, and right-of-use assets by function:

	2022	2021	2020
General and administrative	$123,960	$95,310	$89,307
Selling and marketing	129,265	16,443	-
Research and development	73,266	29,237	14,090
Total depreciation and amortization	$326,491	$140,990	$103,397
39 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

20.  Net finance costs

The following table presents a breakdown of net finance costs for the following periods:

	Year ended	Year ended	Nine months ended
	September 30,	September 30,	September 30,
	2022	2021	2020
Interest expense from:
Unsecured loan	$321,313	$4,527	$-
Accretion cost - accrued royalties liability	159,451	64,537	-
Lease obligations	30,112	33,872	31,242
Related party loans	-	4,581	8,448
CEBA term loan	-	4,481	-
2019 convertible notes	-	-	44,899
Other	1,114	4,115	5,885
Total interest expense	511,990	116,113	90,474
Interest income	(5,988)	(4,848)	(2,454)
Gain on termination of lease obligations	-	-	(17,527)
Gain on government grant	-	(3,514)	(9,096)
Net finance costs	$506,002	$107,751	$61,397

21.  Income taxes

a) Income tax recovery

Income tax recovery is made up of the following components:

			Nine months
	Year end ended	Year ended	ended
	September 30,	September 30,	September 30,
	2022	2021	2020
Current income tax recovery (expense):	$-	$-	$-
Deferred income tax (recovery) expense:	(49,442)	-	-
	$(49,442)	$-	$-

b) Reconciliation of effective income tax rate

Our effective income tax rate differs from the statutory rate of 26.5% that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to loss before income taxes. These differences result from the following:

40 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

			Nine months
	Year ended	Year ended	ended
	September 30,	September 30,	September 30,
	2022	2021	2020
Loss before income taxes	$(10,569,732)	$(9,315,372)	$(3,536,778)
Expected statutory tax rate	26.5%	26.5%	26.5%
Expected tax recovery resulting from loss	(2,800,979)	(2,468,574)	(937,246)

Increase (reduction) in income taxes resulting from:
Non-deductible expenses	563,842	654,956	275,273
Foreign operations subject to different tax rates	5,329	3,593	-
Unrecognized temporary differences	2,182,366	1,826,279	661,973
Prior year differences	-	(16,254)	-
	$(49,442)	$-	$-

KWESST claims research and development deductions and related Investment Tax Credits ("ITC") for tax purposes based on management's interpretation of the applicable legislation in the Income Tax Act of Canada. These claims are subject to audit by the Canada Revenue Agency ("CRA") and any adjustments that results could affect ITCs recorded in the consolidated financial statements. The following table shows the breakdown of R&D expenses, net of ITCs:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2022	2021	2020

R&D expenses	$2,064,493	$2,369,145	$944,909
Less:
Investment tax credits	-	(231,007)	(127,325)
R&D expenses, net	2,064,493	2,138,138	817,584

c) Deferred tax balances

The following tables deferred tax assets (liabilities) have been recognized in the consolidated financial statements:

	Balance at	Arising on a		Balance at
	September 30,	business	Recognized in	September 30,
	2021	combination	profit or loss	2022
Deferred tax assets (liabilities):
Net operating loss carryforwards	-	-	26,459	26,459
Intangibles and development costs	-	(49,442)	22,983	(26,459)
	-	(49,442)	49,442	-

41 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

	Balance at			Balance at
	September 30,	Recognized in	Recognized in	September 30,
	2020	profit or loss	Equity	2021

Deferred tax assets (liabilities):
Net operating loss carryforwards	48,045	(48,045)	-	-
Impairment provision	(48,045)	48,045	-	-
	-	-	-	-

	Balance at			Balance at
	December 31,	Recognized in	Recognized in	September 30,
	2019	profit or loss	Equity	2020

Deferred tax assets (liabilities):
Net operating loss carryforwards	-	48,045	-	48,045
Impairment provision	-	(48,045)	-	(48,045)
	-	-	-	-

d) Unrecognized net deferred tax assets

Deferred taxes reflect the impact of loss carryforwards and of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by enacted tax laws. However, KWESST has not recorded net deferred tax assets at September 30, 2022 and 2021 on the following deductible temporary differences, due to the uncertainty involved in determining whether these deferred tax assets will be realized upon expiration due to KWESST's limited history and cumulative operating losses since its inception.

The following is a summary of KWESST's unrecognized deductible temporary differences:

	Balance at	Balance at	Balance at
	September 30,	September 30,	September 30,
	2022	2021	2020
Net operating loss carryforwards	18,589,894	9,429,436	4,279,494
Share issuance costs	1,298,783	1,810,927	1,496,239
Intangibles and development costs	608,705	780,607	-
Scientific research and development expenditures	1,583,058	1,789,571	218,235
Other	46,300	104,793	46,891
	22,126,741	13,915,334	6,040,859

e) Available net operating losses

At September 30, 2022, KWESST has the following net operating losses in Canada available to reduce future year's taxable income which expire as follows:

42 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

Year of Expiry	Amount

2036	$512,163
2037	744,022
2038	1,174,797
2039	1,732,039
2040 and thereafter	14,526,720
$18,689,741

f) Available research and development investment tax credits

The Company has the following research and development investment tax credits available to reduce future years' income taxes payable which expire as follows:

Year of Expiry	Amount

2037	$13,361
2038	6,742
2039	-
2040 and thereafter	328,480
$348,583

22. Financial instruments

Fair value of financial instruments

The fair values of our cash, restricted short-term investment, trade and other receivables, accounts payable and accrued liabilities, deposit (included in non-current other assets), and related party loans approximate carrying value because of the short-term nature of these instruments.

Under IFRS, the levels of fair value hierarchy is as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for the asset or liability that are not observable market data (unobservable inputs).

The lease deposit, lease obligations, accrued royalties liability, and borrowings were recorded at fair value at initial recognition.  The fair value measurement for these were Level 2. Subsequently, these were measured at amortized cost and accreted to their nominal value over their respective terms. At September 30, 2022, the fair value for accrued royalties liability determined using a discount rate of 24% (2021 - 13.7%) would be $869,219 (2021 - $1,105,756).  Using the same market discount rate, the fair value of the borrowings would be $68,750 at September 30, 2022 (2021 - $49,825).

Financial risk management

We are exposed to a number of financial risks arising through the normal course of business as well as through its financial instruments. Our overall business strategies, tolerance of risk and general risk management philosophy are determined by our Board of Directors in accordance with prevailing economic and operating conditions.

43 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

(a) Interest rate risk

Interest rate risk is the risk that the fair value of cash flows of a financial instrument will fluctuate because of changes in market interest rates. At September 30, 2022, our borrowings were all subject fixed interest rate and therefore these were not subject to interest rate risk.  At September 30, 2021, our borrowing was interest free.

(b) Foreign currency risk

Foreign currency risk is the risk that the future cash flows or fair value of our financial instruments that are denominated in a currency that is not our functional currency will fluctuate due to a change in foreign exchange rates.

For the years ended September 30, 2022 and 2021, our revenue was substantially denominated in U.S. dollar driven by contracts with U.S. prime contractors in the defense sector.  We also procure certain raw materials denominated in U.S. dollar for product development. Accordingly, we are exposed to the U.S. dollar currency. Where a natural hedge cannot be achieved, a significant change in the U.S. dollar currency could have a significant effect on our financial performance, financial position and cash flows. Currently, we do not use derivative instruments to hedge its U.S. dollar exposure.

At September 30, 2022, we had the following net U.S. dollar exposure:

Total USD
Net liabilities in U.S. subsidiary	$34,623

US denominated:
Assets	$70,187
Liabilities	(1,015,090)

Net U.S. dollar exposure	$(979,526)

Impact to profit or loss if 5% movement in the U.S.	$(48,976)

During the year ended September 30, 2022, we recorded foreign exchange gain of $28,780 (2021 - foreign exchange loss of $3,742; 2020 - foreign exchange loss of $13,937).

(c) Credit risk

Credit risk is the risk of financial loss to KWESST if a counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk exposure is limited to cash, and trade and other receivables. Refer to Note 5 for the breakdown of our trade and other receivables.  We enter into contracts with either large, financially sound global general contractors or law enforcement agencies, which mitigates the credit risk. At September 30, 2022, our trade receivable was $114,877 (2021 - $nil), of which $53,233 was overdue by more than 60 days from law enforcement agencies.

(d)  Liquidity risk

Liquidity risk is the risk that we will be unable to meet our financial obligations as they become due. Our objective is to ensure that we have sufficient cash to meet our near-term obligation when they become due, under both normal and stressed condition, without incurring unacceptable losses or risking reputational damage to KWESST. A key risk in managing liquidity is the degree of uncertainty in our cash flows due to our early stage in operations and the need for additional capital to fund our business strategies (see Note 2(a)).

44 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

At September 30, 2022, our contractual obligations were as follows:

Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years
Accounts payable and accrued liabilities	$4,459,481	$4,459,481	$-	$-
Borrowings	2,648,280	2,548,280	100,000	-
Minimum royalty commitments	2,500,000	150,000	350,000	2,000,000
Lease obligations	327,600	93,600	187,200	46,800
Total contractual obligations	$9,935,361	$7,251,361	$637,200	$2,046,800

At September 30, 2022, we had $170,545 in cash and $5,409,487 in negative working capital (current assets less current liabilities).  See Note 27 (a), Subsequent Events - U.S. IPO and Canadian Offering.

23.  Supplemental cash flow information

The following table presents changes in non-cash working capital:

	Year ended	Year ended	Nine months ended
	September 30,	September 30,	September 30,
	2022	2021	2020
Trade and other receivables	$631,801	$(218,334)	$(257,588)
Inventories	49,446	17,555	-
Prepaid expenses and other	425,876	(106,205)	(387,762)
Accounts payable and accrued liabilities	2,515,289	(828,698)	393,202
Contract liabilities	17,410	(7,053)	7,053
Deposits	-	150,000	-
Accrued royalties liability	-	1,191,219	-
	$3,639,822	$198,484	$(245,095)

The following is a summary of non-cash items that were excluded from the consolidated statements of cash flows for the nine months ended September 30, 2022:

•	$83,319 fair value of 875 contingent shares settled via common shares (see Note 4(a));
•	$19,000 debt settlement via common shares;
•	$61,173 fair value of warrants exercised and transferred to share capital from warrants; and
•	$125,000 for 250,000 warrants exercised in connection with the GhostStepTM acquisition in June 2020.

The following is a summary of non-cash items that were excluded from the consolidated statements of cash flows for the year ended September 30, 2021:

•	$63,866 debt settlement via common shares;
•	$125,000 for 250,000 exercised warrants in connection with the GhostStepTM acquisition in June 2020;
•	$102,991 fair value of warrants exercised and transferred to share capital;
•	$203,516 fair value of options exercised and transferred to share capital from contributed surplus;
•	$1,715,000 fair value of common shares and warrants issued for the acquisition of the LEC System (Note 4(b)),
•	$137,000 fair value of common shares issued for the amended and restated license agreement with AerialX (Note 26);
•	$169,832 share offering costs relating to the Broker Compensation Options (Note 15(a)); and
•	$3,828 non-cash consideration for computer equipment acquired.

The following is a summary of non-cash items that were excluded from the consolidated statements of cash flows for the nine months ended September 30, 2020:

45 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

•	$358,178 of right-of-use asset and lease obligations relating to the new office lease;
•	$139,787 of right-of-use asset and $157,315 lease obligations de-recognized from KWESST's consolidated financial position relating to the former lease office;
•	$347,280 of KWESST's common shares and warrants for the asset acquisition of GhostStepTM Technology;
•	$255,718 of convertible notes, including accrued interest, settled in KWESST's common shares;
•	$322,779 of share offering costs settled in KWESST's common shares;
•	$41,155 of options adjustment due to QT (see note 4(c)); and
•	$17,531 fair value of options exercised and transferred to KWESST's common shares.

24.  Segmented information

Our Executive Chairman has been identified as the chief operating decision maker. Our Executive Chairman evaluates the performance of KWESST and allocates resources based on the information provided by our internal management system at a consolidated level. We have determined that we have only one operating segment.

At September 30, 2022 and 2021, all of our property and equipment are located in Canada, including the right-of-use assets.

25.  Capital management

Our objective in managing our capital is to safeguard our ability to continue as a going concern and to sustain future development of the business. Our senior management is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. Our Board of Directors is responsible for overseeing this process. From time to time, we could issue new common shares or debt to maintain or adjust our capital structure (see Note 27). KWESST is not subject to any externally imposed capital requirements.

KWESST's capital is composed of the following:

	September 30,	September 30,
	2022	2021
Debt:
Borrowings	$2,278,774	$53,251
Lease obligations	275,621	307,909

Equity:
Share capital	19,496,640	17,215,068
Warrants	1,959,796	1,848,389
Contributed surplus	3,551,330	2,458,211
Accumulated other comprehensive loss	(101,418)	(8,991)
Accumulated deficit	(25,909,239)	(15,388,949)
Total capital	$1,551,504	$6,484,888

26. Commitments and contingencies

AerialX Drone Solutions ("AerialX")

On April 5, 2021, we entered into an amended and restated licensing agreement with AerialX to gain exclusive rights to manufacture, operate, and use its drone for the C-UAS (Counter Unmanned Aerial Systems) market, specifically for the United States Department of Defense and Canada's Department of National Defence for a period of two years from the date upon which AerialX will meet certain technical milestones. In consideration for this exclusivity, we have issued 1,429 common shares to AerialX ("Exclusive License Shares"). Based on our closing stock price of $95.90 on April 23, 2021 (TSX-V approval date), the fair value for these shares was $137,000. We recorded the $137,000 fair value as a license cost for the year ended September 30, 2021, with an equal offset to our share capital.

46 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

In addition to the Exclusive License Shares, we also agreed to issue an additional 1,429 common shares upon AerialX achieving the technical milestones. For the years ended September 30, 2022 and 2021, AerialX has not delivered on the technical milestones and therefore no recognition was made.

Additionally, we also agreed to issue up to 4,286 common shares subject to achieving the following performance milestones:

# of Common Shares	Milestones
1,071	$3 million in sales
1,429	$9 million in sales
1,786	$18 million in sales

The amended and restated licensing agreement also changed the terms of the annual minimum royalty payment to AerialX. The initial minimum royalty payment is not due prior to the first anniversary year of the Prototype Date, which is defined under the agreement as the date upon which a functioning prototype is received by us.

Under this agreement, we will pay a royalty ranging from 8% to 15% of sales of AerialX technology, subject to the following minimum payments:

•	1st anniversary: $150,000
•	2nd anniversary: $200,000
•	3rd anniversary: $300,000
•	4th anniversary: $400,000
•	5th anniversary: $500,000

In accordance with the original agreement dated November 18, 2019, in the first quarter of Fiscal 2020 we made a payment of $150,000 as an advance for future royalty payments (the "Advance"). This Advance was recorded as a non-current deposit at December 31, 2019 and September 30, 2020. During the year ended September 30, 2021, management performed a recoverability review of all our financial assets, including this Advance. Management made the recoverability assessment on the Advance based on anticipated future sales of the licensed technology. Due to the lack of delivery of a functional prototype during the year ended September 30, 2021, management concluded the timing and volume of future sales of the licensed drone was too uncertain.  Accordingly, we took a charge to net loss for the year ended September 30, 2021. This charge is included in general and administrative expenses in the consolidated statements of net loss and comprehensive loss.  As at September 30, 2022, ArielX has not delivered a functional prototype and no further royalties have been paid.

Under the amended and restated licensing agreement, we will continue to have non-exclusive worldwide license. This agreement will expire on April 30, 2026.

27.  Subsequent Events

a) U.S. IPO and Canadian Offering

On December 9, 2022, we closed an underwritten U.S. public offering (the "U.S. IPO") and an underwritten Canadian offering (the "Canadian Offering"). In the U.S. IPO, we sold 2,500,000 units at a public offering price of USD $4.13 per unit (the "Unit"), consisting of one share of common stock and one warrant to purchase one share of common stock ("Warrant"). The Warrants have a per share exercise price of USD $5.00, can be exercised immediately, and expire five years from the date of issuance. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 199,000 pre-funded common share purchase warrants and 375,000 warrants to purchase common shares. The underwriter has the right to exercise the balance of its over-allotment option within the 45-day period.
47 | Page

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended September 30, 2022, and 2021 and nine months ended September 30, 2020

(Expressed in Canadian dollars, except share amounts)

In the Canadian Offering, we sold 726,392 units, each consisting of one common share and one warrant to purchase one common share, at a price to the public of USD $4.13 per unit. The warrants will have a per common share exercise price of USD $5.00, are exercisable immediately and expire five years from the date of issuance.

The closing of the U.S. IPO and Canadian Offering resulted in aggregate gross proceeds of USD $14,145,000, before deducting underwriting discounts and offering expenses.

The common shares of KWESST and the Warrants sold in the U.S. IPO began trading on the Nasdaq Capital Market under the symbols "KWE" and "KWESW", respectively, on December 7, 2022.

ThinkEquity acted as sole book-running manager for the U.S. IPO and PI Financial acted as sole book-running manager for the Canadian Offering.

As consideration for the services provided in connection with the U.S. IPO, ThinkEquity received: (a) a broker-dealer cash commission of approximately US$835,000 equal to 7.5% of the gross offering proceeds of the U.S. Offering and (b) underwriter warrants (the "Underwriter Warrants") to purchase up to 134,950 common shares equal to 5% of the common shares and pre-funded common share purchase warrants issued under the U.S. Offering. Each Underwriter Warrant is exercisable to acquire one common share at a price of US$5.1625, exercisable as of June 4, 2023, and expiring December 4, 2027.

As consideration for the services provided in connection with the Canadian Offering, PI Financial received: (a) a cash commission of approximately US$210,000 equal to 7% of the gross proceeds of the Offering; and (b) 50,848 compensation options (the "Compensation Options") equal to 7% of the number of Units issued under the Canadian Offering. Each Compensation Option is exercisable to acquire one Canadian Unit at a price of US$4.13 for a period of two years after the closing of the Canadian Offering.

In addition to the above brokers' compensation, we also incurred US$2.3 million share offering costs for the U.S. IPO and Canadian Offering, of which $628,262 was incurred and deferred at September 30, 2022.

b) Shares for Debt Settlement

We have entered into share for debt arrangements with existing lenders, which closed on December 13, 2022, following TSXV's conditional approval.  This resulted in issuing 56,141 Units to settle $12,000 of the March 2022 Loans and USD$223,321 of the August 2022 Loans, including unpaid accrued interest and 10% premium at maturity (the "Debt Settlements") - see Note 12. The terms of the Units are the same as the Units issued in the Canadian Offering (see part (a)).

The Units, as well as the common shares and Warrants, to be issued pursuant to the Debt Settlements will be subject to a four-month hold period pursuant to applicable securities regulations and the policies of the TSXV.

c) Loan Repayments

In December 2022, we have repaid the remaining $1,997,435 of the March 2022 Loans, including accrued unpaid interest, and USD$223,321 of the August 2022 Loans, including unpaid accrued interest and 10% premium at maturity.  Following these loan repayments, there were no further outstanding loans.

In December 2022, we have repaid the CEBA Term Loans net of the total forgivable amount of $30,000.
48 | Page

Consolidated Financial Statements of

KWESST MICRO SYSTEMS INC.

Nine months ended September 30, 2020, and

Twelve months ended December 31, 2019

(Expressed in Canadian Dollars)

KWESST MICRO SYSTEMS INC.

Table of Contents for the Nine months Ended September 30, 2020 and twelve months ended December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KWESST Micro Systems Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of KWESST Micro Systems Inc. (the "Company") as of September 30, 2020 and December 31, 2019, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the nine month ended September 30, 2020 and twelve months ended December31, 2019, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and December 31, 2019, and its financial performance and its cash flows for the periods then ended, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Correction in the application of IFRS 16 Leases

As discussed in Note 8, the consolidated financial statements for the nine months ended September 30, 2020 have been adjusted for a correction in the application of IFRS 16 Leases.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com
A member of Kreston International | A global network of independent accounting firms

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 26(b) to the consolidated financial statements, subsequent to the fiscal year 2020, the Company has completed an asset acquisition transaction with a related party under common control by issuance of common shares and share purchase warrants of the Company. Our opinion is not modified in respect of this matter.

We served as the Company's auditor since 2019.

Chartered Professional Accountants

Licensed Public Accountants

November 22, 2021, except for Note 1 as to which the date is November 14, 2022

Markham, Canada

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com
A member of Kreston International | A global network of independent accounting firms

KWESST MICRO SYSTEMS INC.

Consolidated Statements of Financial Position

At September 30, 2020 and December 31, 2019

In Canadian dollars	Note	September 30, 2020	December 31, 2019
		(Adjusted - See Note 8)	(As restated - see Note 25)
ASSETS
Cash		$3,073,760	$21,615
Trade and other receivables	5	480,917	219,803
Prepaid expenses and other		441,837	54,075
Current assets		3,996,514	295,493

Property and equipment	6	174,644	70,122
Right-of-use assets	8	327,576	184,472
Deposits	8	19,341	-
Intangible assets	7	644,702	-
Other assets	25	150,000	150,000
Non-current assets		1,316,263	404,594
Total Assets		$5,312,777	$700,087

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Liabilities
Accounts payable and accrued liabilities	9	$818,274	$198,687
Lease obligations	12	44,128	85,468
Related party loans	10	218,276	289,828
Borrowings	11	32,273	-
Deferred revenue	13	7,053	-
Financial derivative liabilities	14	-	29,463
Current liabilities		1,120,004	603,446

Lease obligations	12	307,909	117,218
Convertible notes	15	-	210,819
Non-current liabilities		307,909	328,037
Total Liabilities		1,427,913	931,483

Shareholders' Equity (Deficit)
Share capital	16	9,374,563	2,284,353
Contributed surplus	16	583,878	21,050
Accumulated deficit		(6,073,577)	(2,536,799)
Total Shareholders' equity (deficit)		3,884,864	(231,396)

Total Liabilities and Shareholders' Equity (Deficit)		$5,312,777	$700,087

See Note 2(a) Going concern and Note 24 Commitments and contingencies.
See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(signed) John McCoach, Director	(signed) David Luxton, Director

KWESST MICRO SYSTEMS INC.
Consolidated Statements of Net Loss and Comprehensive Loss
For the nine months ended September 30, 2020 and the twelve months ended December 31, 2019

In Canadian dollars	Note	Nine Months ended September 30, 2020	Twelve months ended December 31, 2019
		(Adjusted - see Note 8)	(As restated - see Note 25)
Revenue	18	$861,917	$509,148
Cost of sales		(247,113)	(85,101)
Gross profit		614,804	424,047

Operating expenses
General and administrative	4, 10, 16	2,723,861	397,990
Selling and marketing		564,266	36,681
Research and development, net		817,584	1,003,705
Total operating expenses		4,105,711	1,438,376

Operating loss		(3,490,907)	(1,014,329)

Other income (expenses)
Fair value adjustments on derivatives	14	29,463	113,178
Net finance costs	10, 12, 15	(61,397)	(245,147)
Foreign exchange gain (loss)		(13,937)	(982)
Total other income (expenses)		(45,871)	(132,951)

Loss before income taxes		(3,536,778)	(1,147,280)
Income tax recovery:	19
Current tax recovery		-	-
Deferred tax recovery		-	-
Net loss and comprehensive loss		$(3,536,778)	$(1,147,280)

Net Loss per share
Basic and diluted		$(8.03)	$(4.61)

Weighted average number of shares outstanding
Basic and diluted	17	440,631	249,001

See accompanying notes to consolidated financial statements.

KWESST MICRO SYSTEMS INC.
Consolidated Statements of Changes in Shareholders' Equity
For the nine months ended September 30, 2020 and the twelve months ended December 31, 2019

In Canadian dollars		Common Shares		Contributed Surplus			Total Shareholders' Equity
[Refer to Note 16]	Other Notes	Number Issued	Share Capital	Warrants	Options	Deficit
Balance, December 31, 2018		3	$200	$-	$-	$(1,389,519)	$(1,389,319)
Shares issued for cash		72,500	1,014,948	-	-	-	1,014,948
Shares issued for debt		311,493	1,269,205	1,192	-	-	1,270,397
Warrants issued for debt		-	-	19,858	-	-	19,858
Net loss	25	-	-	-	-	(1,147,280)	(1,147,280)
Balance, December 31, 2019		383,996	$2,284,353	$21,050	$-	$(2,536,799)	$(231,396)

Shares and warrants issued in a brokered private placement		62,994	3,087,138	60,340	-	-	3,147,478
Shares for converted debt and interest		52,381	1,583,881	-	-	-	1,583,881
Shares and warrants issued in non-brokered private placements		49,811	1,480,875	15,780	-	-	1,496,655
Shares issued for performance incentive		14,929	731,500	-	-	-	731,500
Shares from Foremost's qualifying transaction	4(a)	12,836	628,949	-	41,155	-	670,104
Shares and warrants issued on acquisition of technology asset	4(b)	9,957	167,280	180,000		-	347,280
Stock options exercised		1,743	78,080	-	(17,531)	-	60,549
Shares for consulting services		871	32,393	-		-	32,393
Share-based payments		-	-		283,084	-	283,084
Share offering costs		-	(699,886)	-		-	(699,886)
Net loss		-	-	-		(3,536,778)	(3,536,778)
Balance, September 30, 2020		589,518	$9,374,563	$277,170	$306,708	$(6,073,577)	$3,884,864

See accompanying notes to consolidated financial statements.

KWESST MICRO SYSTEMS INC.
Consolidated Statements of Cash Flows
For the nine months ended September 30, 2020 and the twelve months ended December 31, 2019

In Canadian dollars	Note	Nine months ended September 30, 2020	Twelve months ended December 31, 2019
		(Adjusted - See Note 8)	(As restated - see Note 25)
OPERATING ACTIVITIES
Net loss		$(3,536,778)	$(1,147,280)
Items not affecting cash:
Depreciation and amortization	6, 8	103,397	102,142
Share-based compensation	17	283,084	-
Shares for M&A advisory and consulting services		763,893	-
Fair value adjustments on derivative liabilities	14	(29,463)	(113,178)
Non-cash listing expense (included in M&A costs)	4(a)	814,703	-
Net finance costs		61,217	230,858
Changes in non-cash working capital items	21	(245,095)	(141,575)
Interest paid		(6,612)	(24,523)

Cash used in operating activities		(1,791,654)	(1,093,556)

INVESTING ACTIVITIES
Acquisition of property and equipment	6	(133,927)	(20,190)
Acquisition of technology asset	4(b)	(134,192)	-
Deposit for long-term office lease		(38,212)	-
Investments in development projects	7	(163,230)	-
Cash acquired on closing of Foremost	4(a)	78,589	-

Cash flows used in investing activities		(390,972)	(20,190)

FINANCING ACTIVITIES
Proceeds from the issuance of common shares	16	4,355,171	1,014,948
Proceeds from convertible notes and converted to equity	17	1,081,504	-
Payments of share offering costs	17	(164,716)	-
Proceeds from borrowings	11	40,000	-
Repayment of borrowings		-	(10,747)
Repayments to related party loans	10	(80,000)	(70,513)
Proceeds from related party loans	10	-	310,684
Repayments of lease obligations	12	(58,188)	(77,367)
Repayments of convertible notes	15	-	(31,644)
Proceeds from exercise of stock options	16	61,000	-

Cash flows provided by financing activities		5,234,771	1,135,361

Net change in cash during the period		3,052,145	21,615

Cash, beginning of period		21,615	-

Cash, end of period		$3,073,760	$21,615

See Note 21 for supplemental cash flow information
See accompanying notes to consolidated financial statements.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

1. Corporate information

KWESST Micro Systems Inc. (the "Company" or "KWESST"), formerly Foremost Ventures Corp. (''Foremost''), was incorporated on November 28, 2017, under the laws of the Province of British Columbia. The Company's registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada. Its corporate office is located at Unit 1, 155 Terrence Matthews Crescent, Ottawa, Ontario, Canada.

On September 17, 2020, Foremost completed a Qualifying Transaction ("the QT") with KWESST Inc., a private company, was incorporated under the laws of the Province of Ontario on April 24, 2017. The QT constituted a reverse acquisition in accordance with IFRS as the shareholders of KWESST Inc. took control of Foremost (Note 4(a)). At the time of the QT, Foremost did not constitute a business as defined under IFRS 3 - Business Combinations, and therefore the QT was accounted for as an asset acquisition. As KWESST Inc. was deemed to be the acquirer for accounting purposes, the resulting consolidated statements of financial position was presented as a continuance of KWESST Inc.'s operations at their historical carrying values, and the comparative figures presented are those of KWESST Inc. The results of operations, the cash flows, and the assets and liabilities of Foremost have been included in these consolidated financial statements since September 17, 2020.

Following the QT, KWESST, pursuant to Section 4.8(2) of National Instrument 51-102, provided notice that KWESST has changed its fiscal year end to September 30th from December 31st. Accordingly, these consolidated financial statements presented herein are as at and for the nine months ended September 30, 2020 with comparatives as at and for the twelve months ended December 31, 2019.

KWESST develops and markets innovative products to create ''intelligent tactical systems'' and proprietary technology for game-changing applications in the military and homeland security market. KWESST's core technology has multiple applications based on its micro integrated sensor software technology, or MISST, a proprietary integration of miniaturized sensors, optics, ballistics and software that provides an advancement in affordable smart systems and mission capability.

KWESST's common stock is listed on the TSX-Venture Exchange (''TSX-V'') under the stock symbol of KWE.

KWESST effected a one for seventy (1-for-70) reverse stock split of its common stock on October 28, 2022 (the "Reverse Split"). The Reverse Split has been retroactively applied to these consolidated financial statements.

To retroactively apply this Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options were adjusted accordingly. The restricted share units ("RSUs") and performance stock units ("PSUs") have also been adjusted. While the number of warrants has not changed as a result of the Reverse Split; the conversion rate for each warrant was adjusted from one common share to 0.01428571 of a common share.

All information respecting outstanding common shares and other securities of KWESST, including net loss per share, in the current and comparative periods presented are on a Reverse Split basis.

2. Basis of preparation

(a) Going concern

These consolidated financial statements have been prepared assuming KWESST will continue as a going concern.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

As an early-stage company, KWESST has incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. The Company incurred approximately $3.5 million net loss and negative operating cash flows of approximately $1.8 million for the nine months period ended September 30, 2020 (2019 - $1.1 million net loss and negative operating cash flows of $1.1 million for 12 months). At September 30, 2020, KWESST had a working capital of $2.9 million (December 31, 2019 - working capital deficiency of $0.3 million).

The Company's ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business is dependent upon closing timely additional sales orders, achieving sustained profitability and the ability to raise additional debt or equity financing, if required, to fund its working capital requirements. There are various risk and uncertainties affecting KWESST's operating including, but not limited to:

  The market acceptance and rate of commercialization of the KWESST's offerings;
  Ability to successfully execute its business plan;
  Ability to raise additional capital at acceptable terms;
  General local and global economic conditions, including the ongoing COVID-19 pandemic, certain of which are beyond the Company's control.

KWESST's strategy to mitigate these risks and uncertainties is to execute timely a business plan aimed at continued focus on revenue growth, product development and innovation, improving overall gross profit, managing operating expenses and working capital requirements, and securing additional capital, as needed. There are no guarantees that the funds raised will be sufficient to sustain KWESST's ongoing operations beyond twelve months or that additional debt or equity financing will be available to the Company or available at acceptable terms. Failure to implement the Company's business plan could have a material adverse effect on the Company's financial condition and/or financial performance. Accordingly, there are material risks and uncertainties that cast significant doubt about KWESST's ability to continue as a going concern.

These consolidated financial statements do not include any adjustments or disclosures that would be required if assets are not realized and liabilities and commitments are not settled in the normal course of operations. If KWESST is unable to continue as a going concern, then the carrying value of certain assets and liabilities would require revaluation to a liquidation basis, which could differ materially on the values presented in the financial statements.

(b) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC'').

The consolidated financial statements were authorized for issue by the Board of Directors on November 22, 2021 except for Note 1 and the related changes, as to which the date is November 14, 2022.

(b) Principles of consolidation

These consolidated financial statements incorporate the financial statements of KWESST and the entity it controls.

Control is achieved where KWESST has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, are exposed to, or have rights to, variable returns from the Company's involvement with the entity and have the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. Profit or loss of subsidiaries acquired during the year are recognized from the date of acquisition or effective date of disposal as applicable. All intercompany transactions and balances have been eliminated.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

At September 30, 2020, the Company has one wholly-owned subsidiary: KWESST Inc.

(c) Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars ("CAD"), which is the functional currency of KWESST and its subsidiary.

(d) Measurement basis

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

(e) Comparative figures

Certain comparative figures in the consolidated statements of net loss and comprehensive loss have been reclassified to conform with the current period's presentation.

(f) Use of estimates and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, expenses, and disclosure of contingent liabilities. Actual results may differ from these estimates.

The continuing uncertainty around the outbreak of the novel coronavirus ("COVID-19"') pandemic required the use of judgements and estimates in the preparation of the consolidated financial statements for the nine months ended September 30, 2020. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant impact to the reported amounts of assets, liabilities, revenue and expenses in these and any future financial statements.

Critical judgments that management has made in applying KWESST's accounting policies that the most significant effect on the amounts recognized in the consolidated financial statements include: assessment of KWESST's ability to continue as a going concern (Note 2(a)); and determination of the functional currency of the principal operations of KWESST(Note 2(c)).

Significant areas having estimation uncertainty in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements:

Revenue recognition

To date, substantially all of the Company's revenue arise from providing customized tactical system solutions to customers at an amount that reflects the consideration KWESST expects to receive in exchange for the system offering.

The timing of revenue recognition often differs from contract payment milestones, resulting in revenue that has been earned but not billed. These amounts are included in unbilled receivables. Amounts billed in accordance with customer contracts, but not yet earned, are recorded and presented as part of deferred revenue. At September 30, 2020, management determined there was no unbilled receivables.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

Fair value of acquired intangible assets

As disclosed in Note 1, the 1-for-70 Reverse Split effected on October 28, 2022 has been applied retrospectively herein.

KWESST estimates the fair value of technology acquired based on observable market inputs. Because KWESST Inc. was a private company at the time of closing the GhostStep® Technology acquisition (see Note 4(b)), the common shares issued under this transaction were not actively trading on a stock exchange. Accordingly, management measured the fair value of the common shares based on the cash versus shares election available under the purchase agreement. Specifically, KWESST Inc. had the sole discretion to pay USD $100,000 (CAD $134,192) or issue 7,957 common shares to SageGuild. This implies a fair value of $16.80 per common share of KWESST Inc. at the time of closing the transaction.

Accordingly, for the purpose of estimating the fair value of the warrants issued under this transaction (see contingent consideration below), management used $0.24 as 1/70 of the underlying stock price for one of the key inputs in the Black-Scholes pricing model.

Contingent consideration

As disclosed in Note 1, the 1-for-70 Reverse Split effected on October 28, 2022 has been applied retrospectively herein.

The GhostStep® Technology acquisition included contingent consideration in which KWESST Inc. issued 750,000 warrants (exercisable to acquire 10,714 common shares) to SageGuild which are cancellable if service condition is not met (see Note 4(b)). The rights granted under warrants shall vest and be exercisable as to 250,000 warrants on each of December 31, 2020, 2021, and 2022 if service condition is met. Subject to the service condition being met, on each of these three vesting dates, SageGuild shall be deemed to have exercised 250,000 warrants for an aggregate purchase price of $125,000.

Under IFRS, the contingent consideration is classified as either a financial liability or equity based on the feature of the contingent consideration and how the number of shares to be issued is determined. Where a fixed number of shares either will or will not be issued depending on future events, the contingent consideration meets the definition of equity. The SageGuild warrants were classified as equity and the subsequent settlement will also be accounted for within equity. The contingent consideration is required to be recognized at the acquisition date fair value even if it is not deemed to be probable of payment at the date of the acquisition.

Treatment of development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38, Intangible Assets are met. Those criteria require that the product is technically and economically feasible, which management assessed based on the attributes of the development project, perceived user needs, industry trends, and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible.

Impairment of intangible assets

At September 30, 2020, the intangible assets relates primarily the GhostStep® Technology recorded at its fair value at the acquisition date (see Note 8). Because the GhostStep® Technology is pre-commercial stage with no similar technology in the current marketplace, there is significant management judgement in projecting anticipated global market demand, pricing, and gross profit for this electronic decoy technology; all key inputs in management's discounted cash flow model to determine the recoverable amount. An impairment loss is recognized if the recoverable amount of the asset is less than the carrying amount.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

Useful lives of property and equipment

As KWESST is an early-stage company, it has limited operating history to estimate the useful lives of property and equipment. Management made estimates based on anticipated use. Further, management has determined the residual value of these assets to be nil. At September 30, 2020, management concluded there was no evidence of a change in the useful lives of property and equipment.

Fair value of share-based payments and warrants

Because KWESST Inc. has limited operating history and was a private company at the time of granting stock options and issuing warrants during the nine months ended September 30, 2020, management exercised significant judgement in estimating the fair value of stock options and warrants. Fair value is estimated using the Black-Scholes pricing model, which requires management to make significant judgment principally on the following key inputs: expected life of the stock option and volatility of the underlying share price. For share-based payment, management must also apply an estimated forfeiture rate to the calculated fair value, which is subject to significant judgement due to the Company's limited history.

3. Significant accounting policies

KWESST used the following significant accounting policies for the preparation of the consolidated financial statements. These policies have been applied to the comparative period.

(a) Revenue recognition

KWESST determines the amount of revenue to be recognized through application of the following five-step process:

(i) Identification of the contract, or contracts with a customer;

(ii) Identification of the performance obligations in the contract;

(iii) Determination of the transaction price;

(iv) Allocation of the transaction price to the performance obligations in the contract; and

(v) Recognition of revenue when or as the Company satisfies the performance obligations.

For contracts with payment milestones, Management estimates the percentage of completion and records unbilled revenue.

KWESST also recognizes an asset for the incremental costs of obtaining a contract with a customer if it expects the costs to be recoverable. Management has determined that sales commissions meet the requirements to be capitalized. Capitalized contract acquisition costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. KWESST applies the practical expedient available under IFRS 15 and does not capitalize incremental costs of obtaining contracts if the amortization period is one year or less.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

(b) Financial instruments

KWESST recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the instrument.

Trade and other receivables without a significant financing component are initially measured at the transaction price. All other financial assets and financial liabilities are initially recognized at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss (''FVTPL'')) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

All financial assets are recognized and de-recognized on trade date.

Financial assts are recognized at fair value and subsequently classified and measured at:

a) Amortized cost;

b) Fair value through other comprehensive income (''FVOCI''); or

c) Fair value though profit or loss (''FVTPL'').

KWESST determines the classification of its financial assets on the basis of both the business model for managing the financial assets and the contractual cash flows characteristics of the financial asset. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets.

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows, and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest of the principal amount outstanding. At September 30, 2020, KWESST classified the following as amortized cost:

  Cash
  Trade and other receivables
  Lease deposit (non-current other asset)

All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. At September 30, 2020, KWESST did not have financial assets classified as FVOCI or FVTPL.

Expected credit losses

KWESST measures a loss allowance based on the lifetime expected credit losses. Lifetime expected credit losses are estimated based on factors such as KWESST's past experience of collecting payments, the number of delayed payments in the portfolio past the average credit period, observable changes in national or local economic conditions that correlate with default on receivables, financial difficulty of the borrower, and it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Financial assets are written off when there is no reasonable expectation of recovery.

Financial liabilities

Financial liabilities are recognized at fair value and subsequently classified and measured at amortized cost or fair value though profit or loss (''FVTPL'').

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

KWESST determines the classification of its financial liabilities at initial recognition. The Company has classified the following as amortized costs:

  Accounts payable and accrued liabilities
  Related party loans
  Borrowings
  Lease obligations
  Convertible notes

Financial liabilities at amortized cost are measured using the effective interest rate method.

At September 30, 2020 and December 31, 2019, KWESST classified financial derivative liabilities as FVTPL.  Accordingly, fair value is remeasured at each reporting period with the fair value adjustment recognized in profit or loss. There was no outstanding financial derivative liability at September 30, 2020.

De-recognition of financial liabilities

KWESST de-recognizes financial liabilities when its obligations are discharged, cancelled or they expire.

(c) Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. These assets are depreciated over their estimated useful lives using the straight-line method as this most closely reflects the expected pattern of consumption o the future economic benefits. Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted prospectively, if appropriate.

The following table provides a summary of estimated useful lives for KWESST's property and equipment:

Property and equipment	Rate
Computer equipment	5 years
Computer software	3 years
Office furniture and equipment	5 years
R&D equipment	5 years
Leasehold improvements	Shorter of useful life or remaining term of lease

At the end of each reporting period, KWESST reviews the carrying amounts of its property and equipment to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets or groups of assets (the ''cash-generating unit, or CGU''). If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(d) Leases

At inception of a contract, KWESST assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

KWESST recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease obligation is measured at the present value of the remaining lease payments as of January 1, 2018, discounted using its incremental borrowing rate of 10%. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if KWESST is reasonably certain to exercise that option.  Lease terms range from 3 to 6 years for offices and printer. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, KWESST's incremental borrowing rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in KWESST's estimate of the amount expected to be payable under a residual value guarantee, or if KWESST changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying value of the right-of-use asset or, is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

KWESST has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

(e) Intangible assets

(i) Research and development ("R&D'') costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and KWESST has the intention and sufficient resources to complete the development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditures are recognized in profit or loss when incurred.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

(ii) Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(iii) Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset of its useful life. The amortizable amount is the cost of the asset less its estimated residual value. KWESST recognizes in profit or loss on a sales-based rate over the estimated useful lives of the intangible assets from the date they are available for use, since this method most closely reflect the expected pattern of consumption of the future economic benefits embodied in each asset. Where a sales-based rate could not be determined, the straight-line approach is used.

Internally generated intangible assets are not systematically amortized as long as they are not available for use i.e. they are not yet on site or in working condition for their intended use. Accordingly, intangible assets such as development costs are tested for impairment at least once a year, until such date as they are available for use.

(iv) Impairment

All intangible assets are periodically reviewed for impairment. The estimated present value of future cash flows associated with the intangible asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, and the resulting loss is directly recognized in profit or loss for the period.

(f) Provisions

A provision is recognized if, as a result of a past event, KWESST has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance cost.

(g) Convertible notes

KWESST's convertible notes are segregated into their debt and equity components or derivative liability components at the date of issue, in accordance with the substance of the contractual agreements.

The conversion feature of the convertible notes is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument under IAS 32, Financial Instruments: Presentation. One of the criteria is that the conversion option exchanges a fixed amount of shares for a fixed amount of cash ("fixed for fixed").

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

If the conversion feature meets the fixed for fixed criteria, the conversion option will be classified as equity components. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of the convertible notes is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

If the conversion feature does not meet the fixed for fixed criteria, the conversion option will be recorded as derivative financial liability, which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt component, on initial recognition, is recalculated as the difference between the proceeds of the convertible notes as a whole and the fair value of the derivative financial liabilities. Subsequent to initial recognition, the derivative financial liability is re-measured at fair value at the end of each reporting period with changes in fair value recognized in the consolidated statements of comprehensive loss for each reporting period, while the debt component is accreted to the face value of the debt using the effective interest method.

Incremental costs incurred in respect of raising capital or debt are charged against the equity or debt proceeds raised, unless the instrument to which the transaction costs relate is classified as held for trading, in which case the incremental costs are expensed to profit or loss immediately.

(h) Income taxes

Income tax expense comprises current income tax expense and deferred income tax expense. Current and deferred income taxes are recognized as an expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction which is recognized in other comprehensive income or directly in shareholder's deficiency.

Current income tax

Current tax expense is the amount of income taxes payable (recoverable) in respect of the taxable income (tax loss) for a period. Current liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax

Deferred tax assets and liabilities are recognized for the temporary differences between transactions that have been included in the consolidated financial statements or income tax returns. Deferred income taxes are provided for using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between that the tax and financial statement bases of assets and liabilities and for certain carry-forward items. Deferred income tax assets are recognized only to the extent that, in the opinion of management, it is probable that the deferred income tax assets will be realized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment or substantive enactment. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and KWESST intends to settle its current tax assets and liabilities on a net basis.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

Investment tax credits

Investment tax credits relating to scientific research and experimental development expenditures are recorded in the fiscal period the qualifying expenditures are incurred based on management's interpretation of applicable legislation in the Income Tax Act of Canada. Credits are recorded provided there is reasonable assurance that the tax credit will be realized. Credits claimed are subject to review by the Canada Revenue Agency.

Credits claimed in connection with R&D activities are accounted for using the cost reduction method. Under this method, assistance and credits relating to the acquisition of equipment is deducted from the cost of the related assets, and those relating to current expenditures, which are primarily salaries and related benefits, are included in the determination of profit or loss as a reduction of the R&D expenses.

(i) Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are in the normal course of business and have commercial substance.

(j) Share-based payments

KWESST records share-based compensation related to its stock options and certain warrants granted from the Company. Stock-based compensation for stock options and warrants are measured at fair value using a Black Scholes option-pricing model. The market value of KWESST's shares on the date of the grant is used to determine the fair value of options and warrants. Each tranche of an award is considered a separate award with its own vesting period and grand date fair value. Compensation cost is recognized as employee benefits expense over the vesting period in which employees unconditionally become entitled to the award. The amount recognized as an expense is adjusted to reflect only the number of awards for which related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service conditions at the vesting date.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified and if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employees as measured at the date of acquisition.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

(k) Foreign currency

Transactions in foreign currencies are translated to the respective functional currencies of KWESST at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the reporting date. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction. The resulting exchange gains and losses are recognized in profit or loss.

(l) Earnings (loss) per share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. KWESST uses the treasury stock method to compute the dilutive effect of options, warrants, and similar instruments. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants, and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period.

However, the calculation of diluted loss per share excludes the effects of various conversions and exercises of convertible debt, options and warrants that would be anti-dilutive.

(m) Reverse acquisition

KWESST was a capital pool company, which did not constitute a business as defined under IFRS 3 - Business Combination at the time of the QT and is therefore not within the scope of IFRS 3. However, the QT has some features of a reverse acquisition under IFRS 3. In the absence of a Standard that specifically applies to the QT, KWESST applied by analogy the guidance in IFRS 3 for reverse acquisitions in accordance with IAS 8 accounting policies, changes in accounting estimates and errors.

Application of the reverse acquisitions guidance by analogy results in the private operating entity KWESST Inc. being identified as the accounting acquirer, and the listed non-operating entity KWESST being identified as the accounting acquiree. The accounting acquirer is deemed to have issued shares to obtain control of the accounting acquiree KWESST. Because the QT is not within the scope of IFRS 3, KWESST accounted for it as an asset acquisition and the consideration as a share-based payment transaction which was accounted for in accordance with IFRS 2 - Share-based Payment.

According to IFRS 2, any difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree's identifiable net assets represents a service received by the accounting acquirer. Regardless of the level of monetary or non-monetary assets owned by the non-listed operating entity, the entire difference was considered to be payment for a service of a stock exchange listing for its shares, and that no amount should be considered a cost of raising capital. The service received in the form of a stock exchange listing does not meet the definition of an intangible asset because it is not identifiable in accordance with IAS 38 Intangible Assets (it is not separable) and does not meet the definition of an asset that should be recognized in accordance with other Standards and the Conceptual Framework, therefore the services received was recognized as listing expense (included in merger & acquisition costs in the consolidated statements of net loss and comprehensive loss).

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

New accounting standards issued but not yet in effect

Classification of liabilities as current or non-current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1), which clarified the guidance on whether a liability should be classified as either current or non-current. The amendments were as follows:

(i) Clarified that the classification of liabilities as current or non-current should only be based on rights that are in place at the end of the reporting period.

(ii) Clarified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

(iii) Made clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This new guidance is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. KWESST has not yet assessed the impact of adoption of this guidance. Further, there is currently a proposal outstanding that would defer the effective date until January 1, 2023.

4. Acquisitions

As disclosed in Note 1, the 1-for-70 Reverse Split effected on October 28, 2022 has been applied retrospectively herein.

a) Reverse acquisition

On September 17, 2020, Foremost completed the QT with KWESST Inc. pursuant to the policies of the TSX Venture Exchange (''TSX-V''). Prior to the completion of the QT, Foremost effected a consolidation of its outstanding common shares on the basis of one post-consolidation common share for every 326.9 pre-consolidation common shares. The QT was done by way of a three-cornered amalgamation (the "Amalgamation") pursuant to which, among other things:

(i) KWESST Inc. amalgamated with a wholly-owned subsidiary of Foremost, incorporated for the purposes of the Amalgamation, pursuant to the provisions of the Business Corporations Act (Ontario),

(ii) Foremost changed its name to KWESST Micro Systems Inc., and

(iii) all of the outstanding common shares of KWESST Inc. (the "KWESST Shares") were cancelled and, in consideration therefor, the holders thereof received post-consolidation common shares of KWESST Micro Systems Inc. on the basis of one KWESST Micro System Inc. share for each KWESST Share.

Immediately following the QT, there were 589,517 shares of KWESST outstanding, of which 576,681 were held by the former shareholders of KWESST Inc. (representing approximately 97.8% of the outstanding shares of the Company) and 12,836 were held by the shareholders of Foremost prior to the QT. Accordingly, this transaction was accounted for as a reverse acquisition where KWESST Inc. is deemed to be the acquirer for accounting purposes.

The reverse acquisition of Foremost was accounted for under IFRS 2, Share-based Payment. Accordingly, the fair value of the purchase consideration was accounted for at the fair value of the equity instruments granted by the shareholders of KWESST Inc. to the shareholders and option holders of Foremost.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

The following represents management's estimate of the fair value of the net assets acquired and total consideration transferred at September 17, 2020, the closing date of the QT.

Number of common shares issued to Foremost shareholders	12,836
KWESST's stock price at closing of reverse acquisition (1)	$49.00
Common shares	$628,949
Options	41,155
Total consideration transferred	$670,104

(1) At closing, the subscription receipts issued by KWESST Inc. on July 9, 2020 pursuant to a brokered private placement (the "KWESST Subscription Receipts"), were automatically converted into shares of KWESST. The private placement which was completed through PI Financial Corp. as agent, consisted of 62,994 KWESST Subscription Receipts issued at $49.00 per KWESST Subscription Receipt for gross proceeds of about $3.1 million before share issuance costs. See Note 16.

The total fair value consideration was allocated to Foremost's net assets as follows:

Total fair value consideration	$670,104
Foremost's net assets (liabilities):
Cash	$78,589
Other receivables	1,900
Accounts payable and accrued liabilities	(225,088)
Net assets (liabilities) at fair value	(144,599)
Residual balance allocated to listing expense (included in M&A costs)	814,703
Total	$670,104

The results of operations of Foremost are included in these consolidated statements of comprehensive loss from September 17, 2020.

The listing expense of $814,703 is a non-cash item - see consolidated statements of cash flows.

In addition, 14,286 common shares with fair value of $700,000 were issued to two M&A / capital market advisors for successfully assisting KWESST to complete the QT. One of the two advisors is a related party (Note 16).

b) Asset acquisition

On June 12, 2020, KWESST Inc. entered into the GhostStep Technology Purchase Agreement (the "Purchase Agreement") with SageGuild LLC ("SageGuild") pursuant to which KWESST Inc. acquired the GhostStep® Technology.  Management determined that this transaction did not meet the definition of a business under IFRS 3 and therefore this transaction was accounted for as an asset acquisition.

The total purchase consideration ("Purchase Price") comprised of:

(i) a cash payment made on June 12, 2020 in the amount of USD $100,000 (CAD $134,192);

(ii) the issuance on June 12, 2020 of 2,000 common shares of KWESST; and

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

(iii) either the payment of USD $100,000 in cash or the issuance of 7,957 common shares of KWESST at a deemed price of $35.00 per common share (CAD $278,500), at KWESST's sole discretion, upon the completion of KWESST's QT.

As a result of completing the QT, KWESST Inc. has elected to issue 7,957 common shares to SageGuild.

In addition to the Purchase Price, pursuant to the Purchase Agreement KWESST Inc. has:

(i) agreed to make annual payments ("Yearly Payments") to SageGuild of $125,000 on each of December 31, 2020, 2021 and 2022, subject to certain conditions; and

(ii) issued 750,000 warrants to SageGuild exercisable at $0.50 per warrant for 1/70 of a common share and expiring on January 15, 2023 (the "Warrants") - see Notes 16.

The Warrants will vest in equal tranches of 250,000 warrants on each of December 31, 2020, 2021 and 2022. KWESST has the right to apply the Yearly Payments against the exercise price of the Warrants.

Accordingly, the total purchase consideration amounted to:

Cash consideration	$134,192
Share issuance with no condition	33,600
Elected share issuances	133,680
Contingent consideration	180,000
Total purchase consideration	$481,472

The above total purchase consideration was recognized as intangible assets (see Note 8).

In addition to the above total purchase consideration, KWESST Inc. has agreed to pay SageGuild royalties at a rate of 20% on amounts received in consideration of the grant of licenses and on sales of the GhostStep® Technology until KWESST has paid SageGuild a total of USD $3 million in royalties. Once KWESST has paid SageGuild a total of USD $3 million in royalties, the royalty rate will decrease to 5%. The obligation to pay royalties will terminate automatically once KWESST has paid SageGuild a total of USD $20 million in royalties. The Purchase Agreement became effective on June 12, 2020 and will continue in full force and effect until the earliest of (i) June 12, 2040 or (ii) the date of the expiration of the last of the patents or any of the patents (which are expected to be valid for a period of seventeen years from the date of issuance) related to improvements of the GhostStep® Technology to which SageGuild, or its principal Mr. Jeffrey M. Dunn, materially contributes, unless the terminated earlier in accordance with the terms and conditions of the agreement.

In the event KWESST is in default of payment of any royalty payment as outlined above for a period of 30 days, SageGuild may terminate the agreement and KWESST will be required to, among other things, transfer the GhostStep® Technology back to SageGuild.

KWESST Inc. did not have any sales during the nine months ended September 30, 2020 that would have triggered royalty payments payable to SageGuild.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

5. Trade and other receivables

The following table presents trade and other receivables for KWESST:

	September 30, 2020	December 31, 2019
Trade receivables	$210,795	$1,191
Sales tax recoverable	142,797	55,684
Investment tax credits refundable	127,325	162,928
Total	$480,917	$219,803

There was no impairment of trade and other receivables during the nine months ended September 30, 2020 (2019 - $nil).

6. Property and equipment

The following is summary of changes in property and equipment for KWESST:

Cost	Computer equipment	Computer software	Office furniture and equipment	R&D equipment	Leasehold improvements	Total property and equipment
Balance at December 31, 2018	$-	$8,145	$31,873	$41,379	$8,607	$90,004
Additions	14,073	-	908	5,209	-	20,190
Disposals	-	-	-	-	-	-
Balance at December 31 2019	$14,073	$8,145	$32,781	$46,588	$8,607	$110,194
Additions	18,734	-	49,060	7,046	59,090	133,930
Disposals	-	-	-	-	(8,607)	(8,607)
Balance at September 30, 2020	$32,807	$8,145	$81,841	$53,634	$59,090	$235,517

Accumulated depreciation	Computer equipment	Computer software	Office furniture and equipment	R&D equipment	Leasehold improvements	Total property and equipment
Balance at December 31, 2018	$-	$3,396	$9,587	$5,257	$2,497	$20,737
Amortization for 12 months	241	2,715	6,556	8,102	1,721	19,335
Balance at December 31, 2019	$241	$6,111	$16,143	$13,359	$4,218	$40,072
Amortization for 9 months	5,821	1,526	6,149	7,478	8,434	29,408
Disposals	-	-	-	-	(8,607)	(8,607)
Balance at September 30, 2020	$6,062	$7,637	$22,292	$20,837	$4,045	$60,873

Carrying value at December 31, 2019	$13,832	$2,034	$16,638	$33,229	$4,389	$70,122
Carrying value at September 30, 2020	$26,745	$508	$59,549	$32,797	$55,045	$174,644

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

7.    Intangible assets

The following table presents intangible assets for KWESST:

	Development Costs	Technology Asset	Total
Cost
Balance at December 31, 2019	$-	$-	$-
Additions	163,230	-	163,230
Additions through acquisition (Note 4)	-	481,472	481,472
Balance at September 30, 2020	$163,230	$481,472	$644,702

During the nine months ended September 30, 2020, KWESST capitalized development costs of $163,230 in connection with a funded development project to support a U.S. military customer, featuring KWESST's signature Tactical Awareness and Situational Control System ("TASCS") - see Note 26 (a).

As disclosed in Note 4(b), KWESST acquired technology assets of $481,472, comprising intellectual property rights, including trademark rights, of the GhostStep® Technology, an electronic decoy system. Management has estimated a useful life of five years; however, as this technology has not yet reached commercialization, no amortization charge was recorded for the nine months period ended September 30, 2020.

8.     Right-of-use assets

The following table presents right-of-use assets for KWESST:

	Offices	Printer	Total
Balance at December 31, 2018	$254,159	$13,120	$267,279
Depreciation	(76,248)	(6,559)	(82,807)
Balance at December 31, 2019	$177,911	$6,561	$184,472
Additions	571,604	-	571,604
Termination	(139,787)	-	(139,787)
Depreciation	(92,567)	(3,282)	(95,849)
Balance at September 30, 2020 (as previously reported)	517,161	3,279	520,440
Correction of an error	(192,864)	-	(192,864)
Balance at September 30, 2020 (as adjusted)	$324,297	$3,279	$327,576

During the nine months ended September 30, 2020, KWESST terminated an office lease agreement due to breach of contract by the former landlord and de-recognized the related right-of-use asset and lease obligations (see Note 12). As a result, KWESST entered into a new office lease agreement with a 74-month lease term starting from March 1, 2020. In connection with this new lease, KWESST made a total deposit of $33,726 to be released only at the end of this lease. This deposit was initially recorded at fair value, discounted using the implied interest rate in the lease. At September 30, 2020, $19,341 was the carrying value and reported as non-current deposit in the consolidated statements of financial position.

Subsequently, during the year ended September 30, 2021, management made an adjustment for a correction in the application of IFRS 16, Leases, to the new office lease entered in the prior year, whereby future variable payments were erroneously included in the calculation of the lease obligations. The following summarizes the effects of this correction to the prior year's comparatives.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

Consolidated statements of financial position as at September 30, 2020:

	Previously Reported	Adjustment	Adjusted
Trade and other receivables	$479,291	$1,626	$480,917
Right-of-assets	$520,440	$(192,864)	$327,576
Deposit (non-current)	$22,337	$(2,996)	$19,341
Total assets	$5,507,011	$(194,234)	$5,312,777
Lease obligations (current)	$78,358	$(34,230)	$44,128
Lease obligations (non-current)	$496,394	$(188,485)	$307,909
Total liabilities	$1,650,628	$(222,715)	$1,427,913
Deficit	$(6,102,058)	$28,481	$(6,073,577)

 Consolidated statements of changes in shareholders' equity (deficit) for the nine months ended September 30, 2020:

	Previously Reported	Adjustment	Adjusted
Deficit	$(6,102,058)	$28,481	$(6,073,577)
Total shareholders' equity (deficit)	$3,856,383	$28,481	$3,884,864

9. Accounts payable and accrued liabilities

The following table presents the accounts payable and accrued liabilities for KWESST:

	September 30, 2020	December 31, 2019
Trade payable	$493,027	$126,481
Accrued liabilities	188,265	29,822
Payroll taxes payable	67,229	-
Salary and vacation payable	65,722	29,343
Other	4,031	13,041
Total	$818,274	$198,687

10. Related party transactions

As disclosed in Note 1, the 1-for-70 Reverse Split effected on October 28, 2022 has been applied retrospectively herein.

Key management personnel compensation

Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of KWESST directly or indirectly, including any directors (executive and nonexecutive) of KWESST. The key management personnel of KWESST are the executive management team and Board of Directors, who collectively control approximately 38% of the issued and outstanding common shares of KWESST at September 30, 2020.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

Key management personnel compensation comprised the following:

	Nine months ended September 30, 2020	Twelve months Year ended December 31, 2019
Wages and benefits	$165,769	$48,343
Consulting fees	145,000	30,000
Directors compensation	-	-
Share-based compensation	24,959	-
Total	$335,728	$78,343

The consulting fees relate to compensation paid to KWESST's Executive Chairman (via his private corporation, DEFSEC Corporation), including a one-time $15,000 payment for prior year expenses in accordance with the consulting agreement.

Related party loans

The following table summarizes the related party loans.

	Loans from CEO(1)	Employee loan (2), (5)	Loans from investors (3), (4)	Total
Balance at December 31, 2018	$612,171	$81,253	$191,789	$885,213
Additions	309,912	-	772	310,684
Transferred to convertible debentures	-	-	(192,561)	(192,561)
Converted into common shares	(649,500)	-	-	(649,500)
Converted into warrants	(19,858)	-	-	(19,858)
Repayment of loans	(45,513)	(25,000)	-	(70,513)
Accrued interest	22,706	3,657	-	26,363
Balance at December 31, 2019	$229,918	$59,910	$-	$289,828
Repayment of loans	(30,000)	(50,000)	-	(80,000)
Accrued interest	7,174	1,274	-	8,448
Balance at September 30, 2020	$207,092	$11,184	$-	$218,276

(1) In prior years, KWESST's CEO and his spouse (major shareholders) advanced funds to KWESST to fund its working capital requirements. The loans are due on demand and accrue annual interest at TD Bank prime plus 1.55%.

(2) In prior years, KWESST borrowed funds from an employee to fund its working capital requirements. The loan bears interest at 5% per annum and is due upon demand. This loan was fully repaid during the first quarter of fiscal 2021.

(3) On April 20, 2018, KWESST issued two Subscriptions for Revenue Sharing in the principal amount of $50,000 each to an investor. An additional amount of $26,961 was invested to the Company on December 14, 2018. The total loan of $126,960 and was subsequently reclassified as convertible notes on October 23, 2019 (see Note 15).

(4) On June 5, 2018, KWESST issued a Subscription for Revenue Sharing in the principal amount of $64,829 (USD$50,000) to one of KWESST's officer. This loan was subsequently reclassified as convertible debentures on October 23, 2019 (see Note 15).

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

Other related party transactions during the nine months ended September 30, 2020:

  Two directors of KWESST were investors in the 2019 convertible notes (see Note 15), in which KWESST incurred interest expense of $6,585 on these two convertible notes. This interest expense was converted to KWESST common shares.
  KWESST hired a consulting firm to provide capital markets advisory services, including assistance to complete KWESST's Qualifying Transaction with Foremost (see Note 4 (a)) and to raise capital. This consulting firm is also a significant shareholder and holds 1,500,000 warrants (each warrant is exercisable into 1/70 of a common share) and 2,857 options of KWESST, including securities held by the owner of this firm. Total cash and share-based remuneration amounted to $494,325.
  The lease for the 3-D printer was with a private company owned by KWESST's President and CEO and his spouse (see Note 12).

At September 30, 2020 and December 31, 2019, there was no outstanding amount in accounts payable and accrued liabilities due to officers and directors of KWESST.

11. Borrowings

In April 2020, KWESST was approved and received a $40,000 term loan with TD Bank under the Canada Emergency Business Account (''CEBA Term Loan'') program funded by the Government of Canada. The CEBA Term Loan is non-interest and can be repaid at any time without penalty. KWESST has recorded a fair value of $30,904 at inception, discounted using its incremental borrowing rate of 10%. The difference of $9,096 between the fair value and the total amount of CEBA Term Loan received has been recorded as a gain on government grant for the nine months period ended September 30, 2020. See Note 26(a).

12. Lease obligations

During the nine months ended September 30, 2020, KWESST terminated an office lease and entered into a long-term office lease contract. The office lease includes the right to renew for an additional five years following its expiry on April 30, 2026. Management has not included the renewal option because it was deemed too uncertain whether KWESST would renew at this time.

Under the new office lease, KWESST benefits from the following lease inducements:

• Free rent from inception (March 1, 2020) to November 1, 2020; and

• Free rent from November 1, 2021, to March 1, 2022.

When measuring the lease obligation, the Company discounted the remaining lease payments using the incremental estimated borrowing rate of Company of 10% per annum at the time of closing the new lease agreement.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

The following table presents lease obligations for KWESST:

	Offices	Printer	Total	Current Portion	Non-current portion
Balance, December 31, 2018	$266,292	$13,761	$280,053	$77,367	$202,686
Lease payments (including interest)	(94,270)	(7,620)	(101,890)	-	-
Interest expense	23,441	1,082	24,523	-	-
Balance, December 31, 2019	$195,463	$7,223	$202,686	$85,468	$117,218

Addition	347,640	-	347,640
Termination	(157,315)	-	(157,315)
Lease payments (including interest)	(62,816)	(7,620)	(70,436)
Interest expense	29,065	397	29,462
Balance, September 30, 2020 (as adjusted)	$352,037	$-	$352,037	$44,128	$307,909

Refer to Note 7 regarding the correction of an error in the application of IFRS 16.

The termination of the former lease resulted in the de-recognition of the lease obligation and related unamortized book value of the right-of-use asset, resulting in a gain of $17,527. This was included in the net finance costs for the nine months ended September 30, 2020.

The following table presents the contractual undiscounted cash flows for the lease obligations:

	September 30, 2020	December 31, 2019
Less than one year	$78,000	$101,890
One to five years	390,000	125,693
Total	$468,000	$227,583

13. Deferred revenue

The following table presents the changes in deferred revenue:

	September 30, 2020	December 31, 2019
Balance, beginning of period	$-	$-
Amounts invoiced and revenue deferred	7,053	-
Recognition of deferred revenue included in the balance at the beginning of period	-	-
Balance, end of period	$7,053	$-

14.  Financial derivative liabilities

In connection with the issuance of the 2019 Convertible Notes (see Note 15), management determined that the conversion feature was a financial derivative liability which is remeasured at fair value at each reporting period (see Note 20).

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

The following table summarizes the financial derivative liabilities:

Total
Balance at December 31, 2018	$111,953
Fair value adjustment when notes were converted into common shares	(111,953)
Fair value of financial derivative liabilities on initial recognition	30,688
Fair value adjustment	(1,225)
Balance at December 31, 2019	29,463
Fair value adjustment	(29,463)
Balance at September 30, 2020	$-

15.  Convertible notes

As disclosed in Note 1, the 1-for-70 Reverse Split effected on October 28, 2022 has been applied retrospectively herein.

The following table presents the convertible notes for KWESST:

Balance at December 31, 2018	$521,515
Related party loans transferred to convertible notes (Note 10)	192,561
Converted into common shares (Note 16)	(620,897)
Repayment of debt	(31,644)
Less fair value of conversion feature	(30,688)
Accrued interest	74,707
Accretion expenses	105,265
Balance at December 31, 2019	210,819
Accrued interest	16,769
Accretion expenses	28,130
Converted in common shares (Note 16)	(255,718)
Balance at September 30, 2020	$-

Activities in 2019

During the year ended December 31, 2018, KWESST issued convertible notes to investors in the total principal amount of $601,961 bearing an interest of 10% per annum.

On October 23, 2019, KWESST converted $560,007 of debt and $60,890 of interest into 44,350 common shares at a price of $14.00 relating to all debts noted above and repaid $31,644 debt by cash. The remaining $234,515 was issued as new convertible debentures at a rate of 10% per annum and due on October 23, 2021. Upon the occurrence of a Liquidity Event, the new convertible note will automatically convert into common shares of KWESST at a conversion rate equal to a 20% discount to the value assigned to the common shares of KWESST under such Liquidity Event for the entire amount of the principal amount plus all accrued interest.

"Liquidity Event" means either (1) the completion of an initial public offering which results in the common shares of KWESST being listed and posted for trading or quoted on any of the Toronto Stock Exchange, the TSX Venture Exchange, the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the London Stock Exchange or any successor exchange or market thereto; or (2) the closing of a merger, amalgamation plan of arrangement or other transaction or series of related transactions resulting in the holders of common shares receiving consideration in securities listed on a Qualified Exchange.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

The conversion feature of convertible debentures is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument under IAS 32 - Financial Instruments: Presentation. One of criteria is that the conversion feature exchanges a fixed amount of shares for a fixed amount of cash ("fixed for fixed"). The convertible debentures are convertible to % of the shares of the Company on a fully diluted basis which is not a fixed amount of shares, therefore the fixed for fixed criteria is not met. As such, the conversion feature was classified as financial derivative liabilities instead of an equity instrument. KWESST separated the convertible debentures into two components at initial recognition, with the debt carried at amortized cost, and the conversion feature carried at fair value as financial derivative liabilities.

Activities in 2020

As disclosed in Note 4(a), a Liquidity Event occurred which resulted in the conversion of the $255,718 outstanding convertible note, including accrued interest up to Liquidity Event, into 6,523 common shares.

16. Share capital and Contributed Surplus

As disclosed in Note 1, the 1-for-70 Reverse Split effected on October 28, 2022 has been applied retrospectively herein.

Share capital

Authorized

KWESST is authorized to issue an unlimited number of common shares.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

Issued Common Shares

	Number	Issued Price	Amount
Outstanding at December 2018	3	$66.67	$200

Issued for directors converted loans (1)	92,857	$0.34	31,308
Issued for parent company converted loans (2)	152,857	$3.06	467,000
Issued for directors converted loans (3)	21,429	$7.00	150,000
Issued for converted debt and accrued interest (4)	44,350	$14.00	620,897
Issued in private placement (5)	72,500	$14.00	1,014,948

Outstanding at December 31, 2019	383,996		$2,284,353

Issued in private placement (6)	37,500	$28.00	1,050,000
Issued in private placement (6)	12,082	$35.00	422,875
Issued in asset acquisition (7)	9,957	$16.80	167,280
Issued for converted debt and accrued interest (8)	6,523	$39.20	255,718
Issued for new converted debt and accrued interest (9)	45,858	$28.96	1,328,163
Issued in private placement (10)	229	$34.93	8,000
Issued for consulting services (11)	871	$37.19	32,393
Issued for exercise of stock options (12)	1,743	$44.80	78,080
Issued for performance bonus (13)	14,929	$49.00	731,500
Issued in brokered private placement (14)	62,994	$49.01	3,087,138
Shares from Foremost's QT (15)	12,836	$49.00	628,949
Outstanding at September 30, 2020	589,518		$10,074,449
Less: share offering costs			(699,886)
Total share capital at September 30, 2020			$9,374,563

2019 Activities

(1) During the first quarter of 2019, the directors converted $32,500 of loans into 92,857 of units of KWESST Inc. (''Units''). Each Unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire 1/70 of a common share at a price of $14.00 per share and with an expiry date of June 14, 2024.

(2) During the first quarter of 2019, the corporate shareholder of KWEEST Inc. converted $467,000 of loans into 152,857 common shares.

(3) During the third quarter of 2019, the directors converted $150,000 of loans into 21,429 common shares.

(4) During the third quarter of 2019, KWESST Inc. converted $560,007 of debt and $60,890 of interest into 44,350 common shares.

(5) During the third quarter of 2019, KWESST Inc. closed a non-brokered private placement raising $1,014,948 at a value of $14.00 per share by issuing 72,500 common shares.

2020 Activities

(6) During the first quarter of 2020, KWESST Inc. closed a non-brokered private placement, raising gross proceeds of $1,050,000 at $28.00 per share and another non-brokered private placement raising gross proceeds of $422,875 at $35.00 per share. Total share offering costs amounted to $45,283.

(7) See Note 4(b).

(8) See Note 15.

(9) During the second quarter of fiscal 2020, KWESST Inc. closed on approximately $1.1 million gross proceeds from a non-brokered private placement for unsecured convertible notes, with automatic conversion upon a Liquidity Event including the listing of the Company on the TSX-V.  In light of the Company going public during the third quarter of fiscal 2020, resulting in the automatic conversion of these notes, management concluded that under IAS 38 the recognition of these notes should be equity and not debt.  At the QT, these convertible notes were converted to 35,398 common shares. In connection with these notes, the note holders earned interest at a rate of 15% per annum. Because the notes were treated as equity instruments, the total accrued interest of $59,112 was not recognized in the profit or loss. This accrued interest was converted to 1,877 common shares at QT. Additionally, as an inducement, the note holders also received 25% of the principal amount in the from KWESST common shares based on a stock price of $31.50, resulting in the issuance 8,583 common shares. In connection with this private placement, KWESST incurred $58,065 of offering costs settled in cash and warrants.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

(10) During the second quarter of fiscal 2020, KWESST issued 229 common shares under a non-brokered private placement.

(11) During the second quarter of fiscal 2020, KWESST issued 871 common shares as settlement for consulting services rendered.

(12) See below - Stock Options.

(13) During the third quarter, KWESST settled performance bonuses in the form of 643 common shares. Additionally, KWESST awarded 7,143 common shares each to two M&A / capital market advisors for successfully assisting KWESST to complete a QT, in accordance with their respective consulting agreement. One of the two advisors is a related party (see Note 10).

(14) During the third quarter and as part of the QT, KWESST closed a brokered private placement led by PI Financial Corp., resulting in gross proceeds of $3,086,687 before share offering costs of $325,887 settled in both cash and warrants.

(15) See Note 4(a).

Warrants

The following reflects the warrant activities for KWESST:

	# of Warrants	Exercise Price	Fair Value	Weighted average remaining life (years)	Expiry Date
Warrants outstanding at December 31 2018	-	$-	$-	-

Granted	6,500,000	$0.20	$1,192	3.25	January 1 2024
Granted	2,000,000	$0.20	$19,858	3.71	June 14 2024

Warrants outstanding at December 31, 2019	8,500,000		$1,192

Issued in private placement	15,000	$0.40	$2,265	1.33	January 30 2022
Issued in private placement	84,622	$0.45	$13,515	1.60	May 8 2022
Issued in asset acquisition (see Note 4)	750,000	$0.50	$180,000	2.29	June 12 2022
Issued in private placement	235,428	$0.70	$60,340	1.77	July 9 2022

Warrants outstanding at September 30, 2020	9,585,050		$257,312	3.22

2019 Activities:

Warrants were issued to major shareholders, which a portion was subsequently reallocated to the Executive Chairman's controlling company (DEFSEC) and strategic advisor (See Note 10). Management determined that the estimated fair value for 6.5 million warrants issued on January 1, 2019, was insignificant. For the remaining two million warrants, management estimated the fair value for these warrants using the Black-Sholes pricing model with the following inputs:

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

Warrants @ $0.20
1/70 of stock price	$0.044
Volatility	66.75%
Dividend Yield	Nil
Risk-free interest rate	1.40%
Expected life	5

Weighted average fair value per warrant	$0.0099

2020 Activities:

In connection with private placements, warrants were issued as compensation to brokers and consultants. Additionally, KWESST issued 750,000 warrants to SageGuild LLC in connection with the technology acquisition.

Management estimated fair value of the warrants using the Black-Scholes pricing model with the following key inputs:

	Warrants @ $0.40	Warrants @ $0.45	Warrants @ $0.70
1/70 of stock price	$0.40	$0.50	$0.70
Volatility	68%	68%	67%
Dividend Yield	Nil	Nil	Nil
Risk-free interest rate	1.47%	0.27%	0.29%
Expected life	2	2	2

Estimated fair value per warrant	$0.15	$0.20	$0.26

Stock options

KWESST has a rolling stock option plan (the ''Plan'') that authorizes the Board of Directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the Plan. Under this Plan, the exercise price of each option may not be less than the market price of KWESST's shares at the date of grant. The maximum term for options is five years. Options are granted periodically and generally vest over two years.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

The following table shows the status of the Plan:

	Number of options	Weighted average exercise price
Options outstanding at December 31, 2019	-	$-

Granted	29,357	45.50
Options from the Foremost qualifying transaction	1,224	32.90
Exercised	(1,743)	35.00
Options outstanding at September 30, 2020	28,838	$45.50

Options exercisable at September 30, 2020	7,474	$42.00

The following table presents information about stock options outstanding at September 30, 2020:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Number exercisable
$33.00	1,224	2.71	1,224
$35.00	2,614	0.67	-
$46.00	13,214	4.41	3,304
$49.00	11,786	4.79	2,946
	28,838	4.15	7,474

At September 30, 2020, there were 30,113 stock options available for grant under the Plan.

During 2020, KWESST granted 29,357 options (2019 - nil) and recorded stock-based compensation expenses of $283,084 (2019 - $nil) related to the vesting of options. The per share weighted-average fair value of stock options granted in 2020 was $16.10 on the date of grant using the Black-Scholes option model with the following weighted-average assumptions:

Stock price	$28.00 to $49.00
Exercise price	$28.00 to $49.00
Volatility	67.71%
Dividend Yield	Nil
Risk-free interest rate	0.65%
Expected life (years)	4.15

Weighted-average fair value per option	$ 16.10

Management estimated a forfeiture rate of nil%, except for an option grant of 7,143 at $49.00 each where forfeiture rate was set at 50% based information available subsequent to September 30, 2020.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

17. Earnings (loss) per share

As disclosed in Note 1, the 1-for-70 Reverse Split effected on October 28, 2022 has been applied retrospectively herein.

The following table summarizes the calculation of the weighted average basic number of basic and diluted common shares:

	Nine months ended September 30, 2020	Twelve months ended December 31, 2019
Issued common shares, beginning of period	383,996	3

Effect of shares issued from:

Conversion of directors converted loans	-	101,174
Conversion of parent company converted loans	-	126,055
Exercise of options	447	-
Conversion of convertible notes, including interest	7,126	21,769
Issuance for services	1,373	-
Issuance for technology acquisition (Note 4 (b))	1,272	-
Issuance of for equity private placements	45,665	-
Qualifying transaction (Note 4(a))	752	-
Weighted average number of basic common shares	440,631	249,001

Dilutive securities:
Stock options	-	-
Warrants	-	-

Weighted average number of dilutive common shares	440,631	249,001

At September 30, 2020 and December 31, 2019, all the stock options and warrants were anti-dilutive because of KWESST's net loss for both periods.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

18. Revenue

The following table presents the key streams of revenue for KWESST:

	Nine months ended September 30, 2020	Twelve months ended December 31, 2019

Systems	$835,097	$472,749
Other	26,820	36,399
	$861,917	$509,148

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized ("contracted not yet recognized") and includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. At September 30, 2020, KWESST's contracted not yet recognized revenue was $233,193, of which 100% of this amount is expected to be recognized over the next 12 months.

19. Income tax recovery

a) Reconciliation of effective income tax rate

KWESST's effective income tax rate differs from the statutory rate of 26.5% that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to loss before income taxes. These differences result from the following:

	Nine months ended September 30, 2020	Twelve months ended December 31, 2019
	(Adjusted - see Note 8)	(Restated - see Note 25)
Loss before income taxes	$(3,536,778)	(1,147,280)
Expected statutory tax rate	26.5%	26.5%
Expected tax recovery resulting from loss	(937,246)	(304,029)

Increase (reduction) in income taxes resulting from:
Non-deductible expenses	275,273	28,115
Unrecognized temporary differences	661,973	275,914
	$-	$-

KWESST claims research and development deductions and related Investment Tax Credits ("ITC") for tax purposes based on management's interpretation of the applicable legislation in the Income Tax Act of Canada. These claims are subject to audit by the Canada Revenue Agency ("CRA") and any adjustments that results could affect ITCs recorded in the consolidated financial statements. During the nine months ended September 30, 2020, KWESST recognized estimated investment tax credits of $127,325 for the current period and the twelve months ended December 31, 2019. This was presented as a reduction to R&D consulting and material costs in the consolidated statements of net loss and comprehensive loss.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

b) Deferred tax balances

The following tables deferred tax assets (liabilities) have been recognized in the consolidated financial statements:

	Balance at December 31, 2019	Recognized in profit or loss	Recognized in equity	Balance at September 30, 2020

Deferred tax assets (liabilities):
Net operating loss carryforwards	$-	$48,045	$-	$48,045
Intangible assets	-	(48,045)		(48,045)
	$-	$-	$-	$-

c) Unrecognized net deferred tax assets

Deferred taxes reflect the impact of loss carryforwards and of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by enacted tax laws. However, KWESST has not recorded net deferred tax assets at September 30, 2020 and December 31, 2019, due to the uncertainty involved in determining whether these deferred tax assets will be realized upon expiration due to KWESST's limited history and operating losses since its inception.

The following is a summary of KWESST's unrecognized deductible temporary differences:

	Balance at	Balance at
	September 30,	December 31,
	2020	2019

Net operating loss carryforwards	$4,279,494	$2,111,531
Share issuance costs	1,496,239	17,281
Scientific research and development expenditures	218,235	170,940
Other	46,891	22,106
	$6,040,859	$2,321,858

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

d) Available net operating losses

At September 30, 2020, KWESST has the following net operating losses in Canada available to reduce future year's taxable income which expire as follows:

Year of expiry	Amount
2036	$512,163
2037	611,677
2038	1,174,797
2039	1,829,518
2040	332,641
$4,460,796

20. Financial instruments

Fair value of financial instruments

The fair values of KWESST's cash, trade and other receivables, accounts payables and accrued liabilities, lease deposits (included in non-current other assets), related parties, and convertible notes approximate carrying value because of the short-term nature of these instruments.

The lease deposits, convertible notes, and lease obligations were recorded at fair value at initial recognition. Subsequently, these were measured at amortized cost and accreted to their nominal value over their respective terms.

Financial derivative liabilities are the only instruments classified as a Level 2 in the fair value hierarchy, as a result of measuring its fair value at each reporting date using the Black-Scholes pricing model. Under IFRS, the levels of fair value hierarchy is as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for the asset or liability that are not observable market data (unobservable inputs).

Financial risk management

The Company is exposed to a number of financial risks arising through the normal course of business as well as through its financial instruments. The Company's overall business strategies, tolerance of risk and general risk management philosophy are determined by the directors in accordance with prevailing economic and operating conditions.

(a) Interest rate risk

Interest rate risk is the risk that the fair value of cash flows of a financial instrument will fluctuate because of changes in market interest rates. KWESST's related party loans have fixed interest rate terms and therefore KWESST is not exposed to interest rate risk.

(b) Foreign currency risk

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

Foreign currency risk is the risk that the future cash flows or fair value of the Company's financial instruments that are denominated in a currency that is not KWESST's functional currency will fluctuate due to a change in foreign exchange rates.

For the nine months ended September 30 2020, KWESST's revenue was substantially denominated in US dollar driven by contracts with U.S. prime contractors in the defense sector. Accordingly, KWESST is exposed to the US dollar currency. A significant change in the US dollar currency could have a significant effect on KWESST's financial performance, financial position and cash flows. Currently, KWESST does not use derivative instruments to hedge its US dollar exposure.

At September 30, 2020, KWESST had the following net US dollar exposure:

Total USD
Assets	$222,262
Liabilities	(88,019)
Net exposure at September 30, 2020	$134,243

Impact to profit or loss if 5% movement in the US dollar	$6,712

During the nine months ended September 30, 2020, KWESST recorded foreign exchange loss of $13,937 (12 months in 2019: $982 loss)

(c) Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. KWESST's credit risk exposure is limited to cash, and trade and other receivables. Refer to Note 5 for the breakdown of KWESST's trade and other receivables. KWESST enters into contracts with large, financially sound US general contractors, which mitigates the credit risk. Since September 30, 2020, KWESST has fully collected from the U.S. customer. The remaining receivable is due from the Canadian Federal and Provincial Government for sales tax recoverable and investment tax credits.

(d) Liquidity risk

Liquidity risk is the risk that KWESST will be unable to meet its financial obligations as they become due. KWESST's objective is to ensure that it has sufficient cash to meet its near term obligation when they become due, under both normal and stressed condition, without incurring unacceptable losses or risking reputational damage to KWESST. A key risk in managing liquidity is the degree of uncertainty in KWESST's cash flows due to its early stage in operations and the need for additional capital to fund its business strategies (see Note 2(a)).

At September 30, 2020, KWESST had approximately $3.1 million cash and $2.9 million in working capital (current assets less current liabilities).

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

21.  Supplemental cash flow information

The following table presents changes in non-cash working capital:

	Nine months ended September 30, 2020	Twelve months ended December 31, 2019
		(As restated - see Note 25)
Trade and other receivables	$(257,588)	$(41,465)
Prepaid expenses and other	(387,762)	(36,629)
Other assets	-	(150,000)
Accounts payable and accrued liabilities	393,202	86,519
Deferred revenue	7,053	-
	$(245,095)	$(141,575)

The following is a summary of non-cash items that were excluded from the consolidated statements of cash flows for the nine months ended September 30, 2020:

  $358,178 of right-of-use asset and lease obligations relating to the new office lease;
  $139,787 of right-of-use asset and $157,315 lease obligations de-recognized from KWESST's consolidated financial position relating to the former lease office;
  $347,280 of KWESST's common shares and warrants for the asset acquisition of GhostStep® Technology;
  $255,718 of convertible notes, including accrued interest, settled in KWESST's common shares;
  $322,779 of share offering costs settled in KWESST's common shares;
  $41,155 of options adjustment due to QT (see note 4(a)); and
  $17,531 fair value of options exercised and transferred to KWESST's common shares.

The following is a summary of non-cash items that were excluded from the consolidated statements of cash flows for the twelve months ended December 31, 2019:

  $1,290,255 common shares and warrants for loans.

22.  Segmented information

KWESST's Executive Chairman has been identified as the chief operating decision maker. The Executive Chairman evaluates the performance of the Company and allocates resources based on the information provided by KWESST's internal management system at a consolidated level. KWESST has determined that it has only one operating segment.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

Geographic information

The following table presents external revenue on a geographic basis:

	Nine months ended September 30, 2020	Twelve months ended December 31, 2019

United States	$835,097	$472,749
Canada	26,820	36,399
	$861,917	$509,148

All of KWESST's property and equipment are located in Canada, including the right-of-use assets.

Concentration of customers information

For the nine months ended September 30, 2020, two customers accounted for the revenue based in the United States. For the twelve months ended December ended December 31, 2019, one customer accounted for the revenues based in United States.

23.  Capital management

KWESST's objective in managing its capital is to safeguard its ability to continue as a going concern and to sustain future development of the business. The Company's senior management is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support its growth strategy. The Board of Directors is responsible for overseeing this process. From time to time, KWESST could issue new common shares or debt to maintain or adjust its capital structure. KWESST is not subject to any externally imposed capital requirements.

KWESST's capital is composed of the following:

	September 30, 2020	December 31, 2019
	(Adjusted - See Note 8)
Debt:
Related party loans	$218,276	$289,828
Borrowings	32,273	-
Lease obligations	352,037	202,686
Convertible notes	-	210,819

Equity:
Share capital	9,374,563	2,284,353
Contributed surplus	583,878	21,050
Accumulated deficit	(6,073,577)	(2,536,799)
	$4,487,450	$471,937

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

24. Commitments and contingencies

a) Minimum royalties

On November 18, 2019, KWESST entered into a non-exclusive license agreement with a third party for its product named DroneBullet, a drone whose principal function and operation is acting as a projectile to intercept aerial threats using kinetic force.  Under this license agreement, KWESST will pay 8% royalty on annual sales of the DroneBullet to the third party, subject to the following minimum annual payments.

  $150,000 for March 31, 2020 to December 31, 2020;
  $200,000 for January 1, 2021 to December 31, 2021;
  $300,000 for January 1, 2022 to December 31, 2022;
  $400,000 for January 1, 2023 to December 31, 2023; and
  $500,000 for January 1, 2024 to December 31, 2024.

In accordance with this license agreement, KWESST paid $150,000 advanced royalty to the third party in 2019 (see Note 25). Due to delays in completing a fully functional DroneBullet, the third party delayed its minimum annual royalty payment. In light of this delay, KWESST and the third party are currently renegotiating the contract to amend certain terms, including the timing for the first minimum annual payment.

This agreement will expire on March 31, 2025. The agreement was amended subsequent to September 30, 2020 (see Note 26(c)).

25.  Restatement of previously reported audited financial statements

Subsequent to the issuance of the previously reported audited financial statements for the year ended December 31, 2019, management discovered an error with the accounting for a $150,000 advanced royalty paid to a third party. This advanced royalty payment was an advance on future royalty payments under the licencing agreement (see Note 24) and therefore this payment should have been recognized as non-current other asset rather than a charge to profit or loss. It is classified as non-current because the application of the advanced royalty is limited to sales royalties in excess of the minimum annual royalties, subject to a maximum of $50,000 per year.

The following tables summarizes the effects of the adjustments described above.

Line item on the consolidated statements of financial position and consolidated statement of changes in shareholders' equity:

	As at		As at
	December 31, 2019	Adjustment	December 31, 2019
	(Previously Reported)		(As restated)
Other assets	$-	$150,000	$150,000
Non-current assets	$254,594	$150,000	$404,594
Total assets	$550,087	$150,000	$700,087
Deficit	$(2,686,799)	$150,000	$(2,536,799)
Total shareholders' equity (deficit)	$(381,396)	$150,000	$(231,396)
Total liabilities and shareholders' equity (deficit)	$550,087	$150,000	$700,087

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

Line item on the consolidated statements of net loss and comprehensive loss:

	Year ended		Year ended
	December 31, 2019	Adjustment	December 31, 2019
	(Previously Reported)		(As restated)
General and administrative expenses	$547,990	$(150,000)	$397,990
Total operating expenses	$1,588,376	$(150,000)	$1,438,376
Operating loss	$(1,164,329)	$150,000	$(1,014,329)
Loss before income taxes	$(1,297,280)	$150,000	$(1,147,280)
Net loss and comprehensive loss	$(1,297,280)	$150,000	$(1,147,280)
Net loss per share	$(5.21)	$150,000	$(4.61)

Line item on the consolidated statements of cash flows:

	Twelve months ended		Twelve months ended
	December 31, 2019	Adjustment	December 31, 2019
	(Previously Reported)		(As restated)
Net loss per share	$(1,297,280)	$150,000	$(1,147,280)
Changes in non-cash working capital items	$8,425	$(150,000)	$(141,575)

This non-current asset of $150,000 was subsequently written off.

26.  Subsequent Events

As disclosed in Note 1, the 1-for-70 Reverse Split effected on October 28, 2022 has been applied retrospectively herein.

a) Borrowings

In December 2020, the Canadian Federal Government amended the CEBA Term Loan program to increase the loan amount by $20,000 to $60,000. KWESST has increased its borrowings accordingly. Additionally, effective January 1, 2021, the outstanding balance of the CEBA Term Loan was automatically converted to a 2-year interest free term loan.

The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2022, the repayment of the remaining 25% shall be forgiven. If on December 31, 2022, KWESST exercises the option for a 3-year term extension, a 5% annual interest will be applied on the any balance remaining during the extension period.

b) Technology acquisition

On April 29, 2021, KWESST acquired the Low Energy Cartridge technology from DEFSEC, a proprietary non-lethal cartridge-based firing system (herein referred as the "LEC System"). This technology acquisition includes all intellectual property rights for the LEC System. As DEFSEC is a private company owned by KWESST's Executive Chairman, this asset acquisition is a related party transaction.

KWESST MICRO SYSTEMS INC.

Notes to Consolidated Financial Statements

Nine months ended September 30, 2020 and twelve months ended December 31, 2019

(Expressed in Canadian dollars, except share and per share amounts)

The purchase consideration consisted of:

  14,286 common shares of KWESST; and
  500,000 warrants to purchase KWESST's common shares at $0.70 per 1/70 of a common share; 25% vesting on the first anniversary of the closing of the LEC Technology acquisition and 25% per annum thereafter. These warrants will expire on April 29, 2026.

Additionally, KWESST will pay 7% royalty on annual sales of the LEC System to DEFSEC, net of taxes and duties, up to a maximum of $10 million, subject to minimum annual royalty payments starting in 2023.

The royalty payment obligation of the Purchase Agreement ("Agreement") will expire in 20 years unless terminated earlier under the terms set out in the Agreement.

c) Amended and restated licensing agreement

As disclosed in Note 24(a), KWESST entered into a licensing agreement with a third party, AerialX Drone Solutions ("AerialX").

Subsequently on April 5, 2021, KWESST entered into an amended and restated licensing agreement with AerialX for a period of two years from the date upon which AerialX will meet certain technical milestones. In consideration, KWESST has issued 1,429 common shares to AerialX ("Exclusive License Shares"). Based on KWESST's closing stock price of $95.90 on April 23, 2021 (TSX-V approval date), the fair value for these shares was $137,000.

d) Share capital activities

In April 2021, KWESST closed a brokered private placement, resulting in the issuance of 51,087 units of KWESST, at a price of $87.50 per unit for aggregate gross proceeds of $4,470,071. Each issued unit is comprised of one common share of the Company and seventy common share purchase warrant. Each Warrant is exercisable to acquire 1/70 of a common share at a price of $1.75 each (70 warrants for one common share) for a period of 24 months from the closing date. If at any time after four (4) months and one (1) day following the closing date, the trading price of KWESST common stock on the TSX Venture Exchange is equal to or exceeds $21.00 for a period of 10 consecutive trading days, as evidenced by the price at the close of market, KWESST shall be entitled to notify the holders of the Warrants of its intention to force the exercise of the Warrants. Upon receipt of such notice, the holders shall have 30 days to exercise the Warrants, failing which the Warrants will automatically expire.

The following provides a summary of share capital activities since September 30, 2020:

	Number	Amount
Outstanding at September 30, 2020	589,518	$9,374,563
Issued in brokered private placement	51,087	$3,611,818
Issued for exercise of stock options	18,195	$1,292,015
Issued for asset acquisition	14,286	$1,290,000
Issued in private placement	10,714	$1,110,000
Issued for exercise of warrants	10,380	$815,307
Issued for exercise of broker compensation options	2,459	$347,680
Issued for amended license	1,429	$137,000
Issued for debt settlements	1,305	$63,866
Issued for share units	138	$12,498
Less: share offering costs for the year	-	$(839,679)
Outstanding at September 30, 2021	699,511	$17,215,068

ITEM 19. EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F1- F120

Exhibit
No. Item	Description of Exhibit
1.1	Articles of Amendment, as updated September 4, 2020 (incorporated by reference to Exhibit 3.2 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

2.1	Description of securities registered under Section 12 of the Exchange Act

2.2	Form of Underwriter Warrant For U.S. IPO (incorporated by reference to Exhibit 4.1 to the Company’s Form F-1 filed with the SEC on November 7, 2022)

2.3	Form of Warrant Agency Agreement for Warrants (incorporated by reference to Exhibit 4.2 to the Company’s Form F-1 filed with the SEC on November 7, 2022)

2.4	Form of Warrant (incorporated by reference to Exhibit 4.3 to the Company’s Form F-1 filed with the SEC on November 7, 2022)

2.5	Form of Pre-funded Warrant (incorporated by reference to Exhibit 4.4 to the Company’s Form F-1 filed with the SEC on November 7, 2022)

2.6	Form of Warrant Indenture for Canadian Warrants (incorporated by reference to Exhibit 4.5 to the Company’s Form F-1 filed with the SEC on November 7, 2022)

2.7	Form of Warrant Certificate for Canadian Warrants (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 filed with the SEC on November 7, 2022)

2.8	Form of Canadian Compensation Option Certificate (incorporated by reference to Exhibit 4.7 to the Company’s Form F-1 filed with the SEC on November 7, 2022)

2.9	Common Share Purchase Warrant Indenture between KWESST Micro Systems Inc. and TSX Trust Company, dated April 29, 2021 (incorporated by reference to Exhibit 10.7 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

2.10	First Supplemental Warrant Indenture between KWESST Micro Systems Inc. and TSX Trust Company, dated August 25, 2021 (incorporated by reference to Exhibit 10.8 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

2.11	CPC Escrow Agreement between Foremost Ventures Corp. and TSX Trust Company, dated May 2, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

2.12	Surplus Security Escrow Agreement between KWESST Micro Systems Inc. and TSX Trust Company, dated September 17, 2020 (incorporated by reference to Exhibit 10.5 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

2.13	Value Security Escrow Agreement between KWESST Micro Systems Inc. and TSX Trust Company, dated September 17, 2020 (incorporated by reference to Exhibit 10.6 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

3.1	Voting Agreement among KWESST Micro Systems Inc., David Luxton, and Jeff MacLeod, dated September 14, 2020 (incorporated by reference to Exhibit 9.1 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

4.1	Amalgamation Agreement among KWESST Micro Systems Inc., Foremost Ventures Corp. and 2751530 Ontario Ltd., dated April 30, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

4.2	Definitive Technology Purchase Agreement between KWESST Micro Systems Inc. and DEFSEC Corporation, dated January 15, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

4.3	GhostStep Technology Purchase Agreement, between KWESST Micro Systems Inc. and SageGuild, LLC, dated June 12, 2020 (incorporated by reference to Exhibit 10.3 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

4.4	Long-Term Performance Incentive Plan, effective March 31, 2022 (incorporated by reference to Exhibit 10.9 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

4.5	Professional Services Agreement among KWESST Inc., DEFSEC Corporation and David Luxton, dated October 1, 2019 (incorporated by reference to Exhibit 10.11 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

4.6	Employment Contract between KWESST Inc. and Jeffrey MacLeod, dated September 1, 2019 (incorporated by reference to Exhibit 10.12 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

4.7	Employment Contract between KWESST Micro Systems Inc. and Steve Archambault, dated April 1, 2021 (incorporated by reference to Exhibit 10.13 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

4.8	Employment Contract between KWESST Micro Systems Inc. and Rick Bowes, dated April 12, 2021 (incorporated by reference to Exhibit 10.14 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

4.9	Master Professional Services Agreement between KWESST Inc. and General Dynamics Land Systems – Canada Corporation doing business as General Dynamics Mission Systems – Canada, dated December 1, 2021 (incorporated by reference to Exhibit 10.15 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

4.10	Schedule B-1 to Master Professional Services Agreement - Statement of Work No. (1) between KWESST Micro Systems Inc. and General Dynamics Land Systems – Canada Corporation doing business as General Dynamics Mission Systems – Canada, dated December 1, 2021 (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

4.11	Subcontractor Agreement between KWESST Micro Systems Inc. and CounterCrisis Tech, dated July 6, 2022 (incorporated by reference to Exhibit 10.17 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

8.1	List of Subsidiaries of KWESST Micro Systems Inc. (incorporated by reference to Exhibit 21.1 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP

15.2	Consent of Kreston GTA LLP

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KWESST MICRO SYSTEMS INC.

Date: January 27, 2023	By:	/s/ Steven Archambault
Name: Steven Archambault
Title: Chief Financial Officer