Form 20-F
period 2023-09-30
KWESST Micro Systems Inc.
filed 2024-01-22
CIK 1889823

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2023

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

Kris Denis, (613) 250-9752, denis@kwesst.com
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 5,616,782 Common Shares

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No þ

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Company has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files). Yes ☒              No ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

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

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☐	Other ☐

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

Information contained in this Annual Report is given as of September 30, 2023, the fiscal year end of Company, unless otherwise specifically stated.

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

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at various times.

Canadian Dollars to U.S. Dollars	Year Ended September 30, 2023	Year Ended September 30, 2022
High for period	0.7617	0.8111
Low for period	0.7217	0.7285
Average rate for period	0.7416	0.7832
Rate at end of period	0.7396	0.7296

The daily average exchange rate on January 17, 2024 as reported by the Bank of Canada for the conversion of USD into CAD was USD$1.00 equals CAD$ 1.3522.

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
  our ability to deliver under contracts with customers;
  anticipated revenue from professional service contracts with customers;
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
  demand for our products;
  fluctuating prices of raw materials;
  pricing for products;
  ability to supply sufficient product;
  potential cancellation or loss of customer contracts if we are unable to meet contract performance requirements;
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
  government regulations regarding public or employee health and safety regulations, including public health measures in the event of pandemics or epidemics;
  regulatory or agency proceedings, investigations and audits;
  additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;
  conflicts of interest;
  litigation;
  risks related to United States' and other international activities, including regional conflicts that may impact our operations;
  risks related to security clearances;
  risks relating to the ownership of our securities, such as potential extreme volatility in the price of our securities;
  risks related to our foreign private issuer status; and
  risks related to our failure to meet the continued listing requirements of the Nasdaq Capital Market ("Nasdaq").

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

Consequently, all of the forward-looking statements contained herein are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained herein are provided as of the date hereof, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

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

  progress of our manufacturing, licensing, and distribution activities;
  the commercialization of PARA OPS;
  collaborative license agreements with third parties;
  opportunities to license-in beneficial technologies or potential acquisitions;
  potential milestone or other payments that we may make to licensors or corporate partners;
  technological and market consumption and distribution models or alternative forms of proprietary technology for game-changing applications in the military and homeland security market that affect our potential revenue levels or competitive position in the marketplace;
  the level of sales and gross profit;
  costs associated with production, labor, and services costs, and our ability to realize operation and production efficiencies;
  fluctuations in certain working capital items, including product inventory, short-term loans, and accounts receivable, that may be necessary to support the growth of our business; and
  expenses associated with litigation.

There is no guarantee that we will ever become profitable. To date, we have generated limited revenues and a large portion of our expenses are fixed, including expenses related to facilities, equipment, contractual commitments and personnel. With the anticipated commercialization for certain of our product offerings during our fiscal year ending September 30, 2024 ("Fiscal 2024"), we expect our net losses from operations will improve. Our ability to generate additional revenues and potential to become profitable will depend largely on the timely productization of our products, coupled with securing timely, cost-effective outsourced manufacturing arrangements and marketing our products. There can be no assurance that any such events will occur or that we will ever become profitable. Even if we achieve profitability, we cannot predict the level of such profitability. If we sustain losses over an extended period of time, we may be unable to continue our business.

Global inflationary pressure may have an adverse impact on our gross margins and our business.

Since December 31, 2021, we have experienced increases in global inflation, resulting in an increase in cost for some of the raw materials (batons / custom chemicals and casings) that we source to manufacture the ammunition for our ARWEN launchers. However, this increase in cost had a small negative impact to the overall gross margin earned from the sales of ARWEN ammunition.

As we are not yet in the production phase for digitization and counter-threat business lines, we do not currently procure large volume of raw materials and therefore the current inflation is negligible for these business lines except for labor costs relating to research and development ("R&D") activities. During our fiscal year ended September 30, 2023 ("Fiscal 2023"), we incurred significant payroll cost increases for some of our employees in order to retain and hire engineers given the strong local demand for experienced software and hardware engineers. While we believe we will be able to pass on this inflation cost to our prospect military customers, there is no assurance that we will succeed. Accordingly, continued inflationary pressure may have an adverse impact on our gross margins and could have a material adverse effect on our business, financial condition, results of operations or cash flows.

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

A significant portion of our revenue for Fiscal 2023 is prior to commercialization of our significant projects and is considered to be non-recurring. We have significantly reduced our reliance on non-recurring revenues during Fiscal 2023 with the Arwen business line, the hiring of Directorate Land Command Systems Program Management Software Engineering Facility ("DSEF") resources, the ramp up of the Para Ops division and the monthly Ground Search And Rescue services.

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

We are only able to purchase certain key components of our products from a limited number of suppliers for our ARWEN product line within our non-lethal business line. As of the date of this Annual Report, we do not have any commercial or financial contracts with any key suppliers who we have procured raw materials from. Procurement is done in the form of individual, non-related standard purchase orders. As a result, there is no contract in place to ensure sufficient quantities are available timely on favorable terms and consequently this could result in possible lost sales or uncompetitive product pricing.

We may incur higher costs or unavailability of components, materials and accessories.

As we expect to commercialize certain of our product lines in Fiscal 2024, we may depend on certain domestic and international suppliers for the delivery of components and materials used in the assembly of our products and certain accessories including ammunition, used with our products. Further, any reliance on third-party suppliers may create risks related to our potential inability to obtain an adequate supply of components or materials and reduced control over pricing and timing of delivery of components and materials. We currently have no long-term agreements with any of our suppliers and there is no guarantee the supply will not be interrupted.

In light of the current global supply chain challenges caused by Russia's invasion of Ukraine, components used in the manufacture of our products may be delayed, become unavailable or discontinued. Any delays may take weeks or months to resolve. Further, parts obsolescence may require us to redesign our product to ensure quality replacement components. While we have not been impacted significantly from the above events to date, there is no assurance that we will not experience significant setback in operations if the global supply chain challenges worsen or continue to persist for a longer period of time. Accordingly, supply chain delays could cause significant delays in manufacturing and loss of sales, leading to adverse effects significantly impacting our financial condition or results of operations.

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

To ensure adequate inventory supply, we forecast inventory needs and often place orders with our manufacturers before we receive firm orders from our retail partners or customers. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of products.

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
  financial instability and increased market concentration of buyers in foreign markets;
  the instability of foreign economies and governments;
  fluctuating foreign exchange rates;
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

The loss of services of members of our management team may have a material adverse effect on our business, financial condition, and results of operations.

Our success depends in large part upon the continued service of key members of our management team. Because we do not maintain "key person" life insurance on any of our executive officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, may have a material adverse effect on our business, financial condition, and results of operations.

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

Since inception, except for our fiscal year ended September 30, 2022 ("Fiscal 2022"), most of our revenue was driven by contracts from the United States government, through United States prime defense contractors. Our results of operations could be adversely affected by government spending caps or changes in government budgetary priorities, as well by delays in the government budget process, program starts, or the award of contracts or orders under existing contracts. As a result, the market for our military solution may be impacted due to shifts in the political environment and changes in the government and agency leadership positions under the new United States administration. If annual budget appropriations or continuing resolutions are not enacted timely, we could face United States government shutdown, which could adversely impact our business and our ability to receive indirectly timely payment from United States government entities on future contracts.

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

While our PARA OPS devices are non-lethal (based on the kinetic energy of our projectiles), these are automatically classified as a form of firearm under the United States Bureau of Alcohol, Tobacco and Firearms ("ATF") rules and regulations because we use pyrotechnic based primers in our proprietary ammunition cartridges. We have therefore self-classified our .67 caliber PARA OPS single shot device as not only a firearm, but a "destructive device" in accordance with the ATF regulations. We intend to self-classify our other PARA OPS devices as a form of a firearm under ATF regulations until such time we have found an alternative for primers (i.e., a non-pyrotechnic gas generator) to launch our projectiles, and therefore be subject to ATF regulations. We are currently reviewing an alternative to replace the primer with actuator technology that is in the developmental phase and accordingly, there is no assurance that we will succeed and consequently the replacement of the primer may adversely affect our future revenues and related results of operations, business, prospects, and financial condition. Further, in the event we have implemented an alternative to replace the primer and then self-classify our PARA OPS devices as "non-firearm", there is no assurance that the ATF may not contest our self-classification, which could result in discontinuing sales to consumers with no firearm license where required by state law. Accordingly, this could also adversely affect our future revenues and related results of operations, business, prospects, and financial condition.

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

  generate sufficient revenue to obtain and/or maintain profitability;
  acquire and maintain market share;
  achieve or manage growth in operations;
  develop and renew contracts;
  attract and retain additional engineers and other highly-qualified personnel;
  successfully develop and commercially market products and services;
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

The Common Shares are listed on the TSX Venture Exchange ("TSXV") since September 22, 2020, Nasdaq since December 7, 2022, and the Frankfurt Stock Exchange since March 29, 2022. Additionally, the warrants issued in the U.S. IPO (the "Warrants") are listed on Nasdaq. There can be no assurance an active and liquid market for the Common Shares or Warrants will be maintained.

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

For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of SOX. We cannot predict whether investors will find our Common Shares or Warrants less attractive because we rely upon certain of these exemptions. If some investors find our Common Shares or Warrants less attractive as a result, there may be a less active trading market for the Common Shares or Warrants and the price per Common Share and Warrant may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from our development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact our business, financial condition and results of operations.

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

(i) non-lethal products with broad application in the professional and personal defense market,

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

The SEC maintains an internet site at http://www.sec.gov/edgar that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet site is https://www.kwesst.com; our telephone number is (613)319-0537.

Events in the Development of the Business

All share-related information presented in this section gives effect to the one for seventy (1-for-70) reverse stock split of our Common Shares that occurred on October 28, 2022 (the "Reverse Split") - see Item 4.A. - History and Development of the Company - Recent Developments.

Inception to 2019 Highlights

KWESST was formed in April 2017 by Jeffrey MacLeod, our President and Chief Executive Officer ("CEO") and director and promoter. KWESST was founded to pursue advanced projects within the defense and security fields. We opened our offices in Ottawa, Ontario in May of 2017 and began development of what would become our core technology, TASCS. Our TASCS consists of a sensor package mounted to a soldier weapon and a display running a user interface program typically known as the Battlefield Management System ("BMS").

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

On April 25, 2020, AeroVironment issued an additional purchase order valued at USD$635,000 to provide increased capability to the AWS system. This generated approximately $530,000 of revenue in fiscal year 2020.

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

On July 9, 2020, KWESST issued 62,994 subscription receipts of KWESST at $49.01 per subscription receipt for aggregate gross proceeds of approximately $3,087,138, before share issuance costs. As part of the Qualifying Transaction, in September 2020, the 62,994 subscription receipts were converted into Common Shares of KWESST, which were subsequently cancelled, and Common Shares were issued in exchange therefore.

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

Fiscal 2022 Highlights

On October 4, 2021, we announced the introduction to market of our Phantom electronic battlefield decoy, including advanced negotiation with a global defense contractor to provide Phantom units as part of a contractor tender for armored vehicles to a large North Atlantic Treaty Organization ("NATO") customer. There are only two bidders that have qualified for this opportunity.

On October 13, 2021, we announced that we are accelerating the readiness of deployable and man-wearable BLDS for first deliveries available by end of Q1 Fiscal 2022, following military interest from a number of NATO land and Special Operation Forces at the signature European defense show, DESI, which took place in London, UK, on September 13 to 18, 2021. While no deliveries took place in Fiscal 2022, on November 2, 2022, we won our first customer order of USD$330,000 for an overseas NATO country through a defense trading and consulting agency. These BLDS units are to be mounted and integrated on a new combat patrol vehicle for the end customer. Through this initial order, we are well positioned to supply a higher quantity of BLDS to this customer, who has asked for budgetary pricing on a follow-on quantity of BLDS units.

Completion of the overseas NATO country contract requires activation of certain capabilities designed into the BLDS system, notably a software bridge from the hardware sensors to a standard threat library of laser signatures, which is underway. A custom threat library may also be required by the customer who has meanwhile asked for budgetary pricing for almost two dozen additional BLDS units subject to satisfactory completion of the existing contract and successful test and evaluation.

Our BLDS technology, as developed, is designed to include a number of capabilities for technology upgrade and insertion into existing systems, in a "system of systems" architecture, for a next-generation advance over legacy laser detection systems.

Activation and/or adaptation of these advanced capabilities may require customization and integration into platforms such as armored vehicles and electro-optical pods.

One developmental variant of our BLDS that the Company is working on is a universal micro sensor that can be soldier worn or mounted on vehicles or other assets. If successful, this would facilitate a mass network of standardized micro laser sensors/detectors in the battlefield in a common platform for manufacturing at scale.

On November 12, 2021, we announced that General Dynamics Land Systems ("GDLS") selected KWESST's Phantom electronic battlefield decoy as part of its ongoing efforts to develop a next generation multi-domain mobile capability at the tactical level. If GDLS wins the contract with their United States military customer, we have estimated the potential value for this contract to KWESST could be more than USD $40 million, depending on the number of Phantom units per military vehicle and final pricing based on volume. Accordingly, there is no assurance that we will be awarded this contract or if we are, what the value of such contract will be to KWESST.

On November 15, 2021, we conducted a live fire demonstration of our initial non-lethal cartridge-based single shot device for investors near Toronto, Ontario, including an opportunity for these investors to use the devices. Further, on January 14, 2022, we announced the unveiling of our non-lethal cartridge-based products under the brand PARA OPS at the 2022 SHOT Show® in Las Vegas held on January 18th to 21st 2022.

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

On December 14 and 16, 2021, we announced that we signed a Master Services Agreement with GDMS - Canada to support the development of digitization solutions for future Canadian land C4ISR programs. We estimated the contract's value to KWESST to be up to $1.0 million over the next 12 months.

On December 15, 2021, we completed the non-cash acquisition of Police Ordnance Company Inc. ("Police Ordnance") - see Item 4.A. - History and Development of the Company - Principal Capital Expenditures and Divestitures for further details. On January 10, 2022, we announced that Police Ordnance received orders from law enforcement agencies for approximately $0.4 million in ARWEN products, all have since been delivered as of the date of this Annual Report. However, as most of the shipments related to open customer orders at the acquisition date, these were not recorded as revenue during the quarter but rather as a reduction of intangible assets in accordance with IFRS.

From January 18th to 21st 2022, we showcased our initial PARA OPS single shot device at the 2022 SHOT Show® held in Las Vegas. Since this event, we have continued to make further improvements to this device based on positive feedback from the SHOT Show®.

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

On March 29, 2022, the Common Shares commenced trading on the Frankfurt Stock Exchange under the stock symbol "62U."

On April 4, 2022, with the war in Ukraine, we announced that we were auctioning a number of NATO and non-NATO country requests for quotations of our Phantom electronic decoy and laser detection products.

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

Fiscal 2023 Highlights

On October 28, 2022, in advance of the Nasdaq listing, we effected the Reverse Split of our common shares (the "Common Shares") to meet Nasdaq's initial listing requirements. All information respecting outstanding Common Shares and other securities of KWESST, including net loss per share, in the current and comparative periods presented in this Annual Report give effect to the Reverse Split.

On November 2, 2022, we won our first customer order from an overseas NATO country for our BLDS product (see Item 4.B. - Business Overview - Principal Products and Services). These BLDS are for Special Forces who will be battle-testing the system in operational conditions. Subject to successful testing, we expect follow-on requirements, though there is no assurance there will be any follow-on orders.

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

On January 30, 2023, we announced the highlights of the 2023 SHOT SHOW where the Company's new PARA OPS products and its ARWEN non-lethal launcher were showcased, in Las Vegas. The Company was invited to demonstrate and brief its ARWEN 37mm launcher system two symposiums in 2023 to highlight the effectiveness of the ARWEN platform for crowd control and for SWAT teams conducting high-risk arrests.

On February 14, 2023, we announced that the Company was showcasing its products at IDEX in Abu Dhabi, United Arab Emirates, and to exhibit and speak at Future Soldier 2023 Technology Conference in London, United Kingdom, as part of our international market development program.

On February 27, 2023, we announced the key business pursuits arising from IDEX in Abu Dhabi, United Arab Emirates including: (i) a digitization project to provide first responders with shared, real-time situational awareness in critical incident response; (ii) a digitization project to feed video footage directly to shipborne and ground personnel from airborne platforms conducting maritime patrol operations in the Gulf; (iii) equipping police and security forces in the MENA region with the Company's new PARA OPS non-lethal system through distributors the Company met with; and (iv) potential co-ventures with UAE defense technology agencies and financial partners, arranged through the Company's investment bankers, Think Equity, New York.

On March 1, 2023, we announced that Steven Archambault stepped down as Chief Financial Officer ("CFO") of the Company to pursue a new opportunity overseas.

On March 17, 2023, we announced the prospect of new European opportunities with military and major defense industry suppliers arising from our presentation at the Future Soldier Technology conference and its subsequent meetings in the United Kingdom.

On March 24, 2023, we announced that a G7 capital police force had adopted the Company's new Overwatch Commander system for critical incident management.

On April 3, 2023, we announced that David Luxton assumed the role of Interim CFO in addition to his role as Executive Chairman.

On May 2, 2023, we announced that the Company received notice of a contract award under a joint venture with two other defence industry partners, to perform software systems engineering work for the Canadian Department of National Defence for approximately $20 million over a span of five years.

On May 29, 2023, we announced that at CANSEC 2023, the Company planned to feature its capability to rapidly integrate and exploit digital information for the dismounted and mounted soldier to more than thirty visiting countries, including Team Awareness Kit integration, Tactical Digital Fires System and Command and Control On The Move, all vital aspects of soldier modernization for survivability.

On May 30, 2023, we announced the appointment of Sean Homuth as CFO and Chief Compliance Officer, effective June 12, 2023.

On July 19, 2023, we announced that we had entered into definitive agreements with a group of accredited and institutional investors for the issuance and sale of the Company's common shares (or common share equivalents) on a brokered private placement basis, for aggregate gross proceeds of approximately US$5.6 million (the "July 2023 Private Placement"). On July 21, 2023, we announced the closing of the offering and the issuance and sale of 2,472,742 common shares (or common share equivalents), for aggregate gross proceeds of US$5,588,396.92. As a part of the offering, the Company issued 1,542,194 common shares at a price of US$2.26 per common share and 930,548 pre-funded warrants at a price of US$2.259 per pre-funded warrant, with each common share and pre-funded warrant being bundled with one common share purchase warrant of the Company. As compensation for services rendered, the Company paid to ThinkEquity LLC ("ThinkEquity") a cash fee of $475,013.14 representing 8.5% of the aggregate gross proceeds of the offering and issued 123,637 warrants to purchase a number of common shares.

On July 25, 2023, we announced that we had filed a U.S. patent application for the core module of our next-generation Battlefield Laser Detection System branded "BlaDE", and that we will make the BlaDE module available as a plug-and-play offering to third-party OEMs for incorporation into their new and legacy electro-optical systems on armored vehicles.

Recent Developments

On October 18, 2023, we announced that we are developing a patent-pending SaaS product for public safety agencies to enable "lightning fast" real-time shared situational awareness among front-line responders during critical incidents. Built using the "TAK" - the U.S. government Team Awareness Kit software at the foundation, the solution addresses the issues of scalability, interoperability, and time to engagement while customizing the user experience to meet the demands of the specific mission sets that responders encounter.

On October 24, 2023, we announced that we received Notice of Allowance for the Luxton Low Energy Cartridge (LEC) patent from USPTO and notification that the USPTO will issue the patent October 31, 2023.

On October 31, 2023, we announced that our intention to issue 46,706 common shares at a deemed price per share of $2.09 in settlement of a debt in an amount of approximately $97,615. The debt resulted in a tail obligation relating to services rendered by a third-party consultant, which the Company has elected to pay in common shares.

On October 31, 2023, Jeff MacLeod retired from his position as President and CEO of the Company.

On November 6, 2023, we announced that we expect the DSEF program to begin contributing revenue for the Company in the first quarter of Fiscal 2024.

On November 13, 2023, we announced the reorganization of our cross-border U.S.-Canada facilities, and our plans to expand the ARWEN business, including the introduction of a new 40mm cartridge for third-party riot control launchers used when public protests turn violent.

On November 27, 2023, we announced our Board of Directors (the "Board") had appointed Sean Homuth as President and CEO and Kris Denis as interim CFO.

On December 6, 2023, we announced that General (Retired) Rick Hillier was appointed to the Board.

On December 13, 2023, we announced that the non-lethal PARA OPS and Arwen products will be available for law enforcement to purchase online.

Principal Capital Expenditures and Divestitures

We made the following capital expenditures over the last three financial years.

Fiscal 2023

  There were no significant capital expenditures or divestitures in Fiscal 2023.

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

Fiscal 2021:

  On January 14, 2021, we entered into a purchase agreement with DEFSEC to acquire the LEC System. The transaction closed on April 29, 2021 (the "DEFSEC Closing Date"), following the April 2021 Private Placement. DEFSEC is an Ottawa-based based private company owned by David Luxton, our Executive Chairman. The purchase consideration was approximately $2.9 million comprising of 14,285 Common Shares, 500,000 Common Share purchase warrants, and the fair value of the minimum annual royalty payments over a ten-year period. Each Common Share purchase warrant entitles the holder to purchase one Common Share, at a price of $0.70 per 1/70 of a Common Share (70 warrants for one Common Share). These warrants will expire on April 29, 2026. Under the DEFSEC Purchase Agreement, we agreed to pay a 7% royalty on future annual sales of the PARA OPS products, subject to minimum annual royalty payments over a ten-year period. Refer to Note 4(a) of the audited financial statements for our fiscal year ended September 30, 2021 ("Fiscal 2021") for further details.

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

B. Business Overview

Principal Products and Services

KWESST Micro Systems Inc. is an early-stage technology company that develops and commercializes next-generation tactical systems for military and security forces and public safety markets.

As an early-stage technology company, we develop and commercialize next-generation technology solutions that deliver a tactical advantage for military, public safety agencies and personal defense markets. Our product development has focused on three niche market segments as follows:

Our core mission is to protect and save lives. At Fiscal 2023 year-end we began to group our offerings for commercialization purposes into Military and Public Safety missions.

KWESST's Military offerings are comprised of:

  Digitization: real-time data sharing at the tactical level, including integration with Battlefield Management Applications (BMS) including ATAK and TAK.

  Digitized firing platforms ("Digital Fires" or "Joint Fires").

  Battlefield Laser Detection Systems ("BLDS").

  Digitized Electro Magnetic Spectrum Operations ("Phantom").

KWESST's Public Safety offerings are comprised of:

  KWESST Lightning: leverages the Company's military digitization technology to provide responders to any type of incident with instant onboarding to the mission and TAK-enabled real-time situational awareness software as a service ("SaaS").

  Non-Lethal Munitions Systems

    PARA OPS, a next-generation non-lethal system just being introduced to market now.

    ARWEN 37mm system, plus a new 40mm munition

Strategy

Our strategy is to pursue and win large defense contracts with prime defense contractors for programmatic revenue visibility several years out, while at the same time exploiting book-and-ship business in the public safety market where it is possible to drive sales and where the sales cycle is typically shorter.

The following is a summary of our main product and service categories for each business line:

Non-Lethal	Digitization	Counter-Threat
PARA OPS products:
Non-reciprocating devices:
  A single-shot device
  A five-shot device
  12-gauge shotgun

Reciprocating devices
  Replica pistol
  AR style rifle
 Ammunition
  Blunt / training
  Inert marking powder
  Irritant powder
 ARWEN products:
  Single shot 37mm launcher
  Multi-round 37mm launcher
  37mm and new 40mm Ammunition
	Products: TASCS IFM TASCS NORS New T-SAS Tactical Surveillance And Sniper system Services: ATAK Centre of Excellence Lightning SaaS for Critical Incident Management System	Products: Battlefield Laser Defense System (BLDS) Phantom Electronic Warfare device

Non-Lethal Products

Non-reciprocating PARA OPS devices

We are in the LRIP phase for the .67 caliber single shot and multi-shot devices. We expect to complete our sales, marketing and distribution plan and begin the higher volume production phase for these devices during our second quarter of Fiscal 2024, which ends March 31, 2024. Both will be offered to the public safety market, including our proprietary projectiles for these devices.

(Single shot)	(Pro 5 Magnum)

(Proprietary cartridge and projectile)

We plan to offer three types of payload for projectiles based on customer needs:

  solid slug for practice or pain compliance,
  inert colored powder for practice or realistic close quarters combat simulation, and incapacitating irritant pepper powder for operation use.

Reciprocating PARA OPS devices

We plan to begin the design and prototype of PARA OPS high-capacity automatic pistols and carbines (referred as reciprocating devices) for non-lethal operations and force-on-force training in Q2 of Fiscal 2024.

See below for further details of our projected product development cycle and estimated additional investment to reach full commercialization for our PARA OPS devices.

ARWEN launchers

As a result of the Police Ordinance Acquisition, we are currently selling the following ARWEN products and related ammunition to law enforcement agencies:

(Multi-shot launcher)	(Single-shot launcher)

Digitization

For the Digitization business line, our products share the same core technology platforms and leverage our domain knowledge, proprietary sensor-software integration, algorithms and electronic circuity in order to develop and deliver integrated solutions to our clients who operate in the primarily dismounted domain (i.e., away from supporting platforms such as vehicles, aircraft and armored vehicles):

  Micro Integrated Sensor Software Technology ("MISST") is a proprietary tool for miniaturizing and integrating sensors, optics, ballistics and software that provides an advancement in affordable smart systems and mission capability. Current applications and offerings of the MISST technology enable: (i) a real-time networked situational awareness for soldiers and their weapons systems, and (ii) smart management of ordnance systems. MISST also provides solutions for countering drone attacks and countermeasures against weaponized lasers in our Counter-Threat business line.
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

  After successfully developing digital technologies for tactical military applications which provide real-time exchange of situational awareness, navigation, imagery, and operational information for soldiers on the ground, we saw opportunities to apply these digitization solutions to the public safety market. These solutions solve critical challenges for law enforcement, fire, emergency response, search and rescue, and natural disaster management, all of whom require networked situational awareness in real time to understand, decide, and act faster and more effectively in response to a critical incident. When responders are facing a public emergency, they need information quickly. Whether it is a wildfire, active shooter scenario or a natural disaster, they need to know what they're walking into and where their resources are located. They also need to communicate and collaborate in real-time -across teams and information sources and often across departments.

  We tested the civilian public safety market with our CIMS concept for enhanced public safety. A critical incident is any situation that requires swift, decisive action involving multiple components in response to and occurring outside of the normal routine business activities of a public safety response, which generally involves the police department, the fire department, and can also involve the Office of Emergency Management. The primary goal of addressing a critical incident is the resource management of first responders, equipment, and the integration of communications and technology. Our CIMS is a digital technology solution that addresses this need by integrating emergency operations, incident command post, incident commanders, and all responders whether mobile or dismounted. Our CIMS architecture is a native cloud-based Microsoft environment (MS Azure) integrated with TAK. This provides key stakeholders with seamless fusion and sharing of crucial real-time position location, imagery, and time-sensitive emergency services data and information for effective and coordinated delivery of emergency services, including rescue, fire suppression, emergency medical care, law enforcement, and other forms of hazard control and mitigation. We are now developing a version of this as a SaaS offering for market testing and introduction in 2024.

The following is a summary of our Digitization main products that became ready for commercialization in Fiscal 2023, subject to customer orders and primarily through OEM partnerships involving Digital Fires or Joint Fires.

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

Critical Incident Management System

Comprehensive Critical Incident Management System architecture and Solution:

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

Counter Threats

We offer the following proprietary next-generation counter-threat solution to protect against hostile enemy lasers, electronic detection, and drones.

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

• We have three variant o BLDS: individual personnel-worn, squad version, and vehicle mounted for mobile operations.

Other products under development

In Q4 Fiscal 2021, we partnered with Alare in the United States to establish the technical feasibility of a kinetic system to neutralize small Unmanned Aircraft Systems ("UAS") and loitering munitions without collateral damage. The nature of our contract with Alare is of a short-term consulting agreement in which we agree to pay for engineering services as rendered. This drone project, referred to as GhostNet, is currently paused while we assess market interest and focus on the commercialization of PARA OPS and pursue other Digitization sales opportunities for near-term revenue generation. We discontinued further investment in another drone project under development, referred as GreyGhost, which was a licensed technology with AerialX Drone Solutions Inc. ("AerialX") providing a kinetic interceptor that could use multiple methods to engage target drones. To date, AerialX has not successfully delivered a functioning prototype.

We have also started the development of Shot Counter which is largely based on the same sensor technology as the TASCS, and which can be incorporated into a firearm in order to count the number of rounds fired by the weapon. It is a small device that fits inside the pistol grip of most weapons, and functions with no user input for up to ten years on a single battery. Today we have reached the proof-of-concept design; but, have not yet built a prototype. This project is on hold due to other priority projects.

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

The following table provides an update of our current product development cycle by product line and estimated timeline by quarter (fiscal year ended September 30th) to reach production:

	Concept & Design	Prototype(1)	Market Testing(2)	LRIP Production(3)	Higher Volume Production(4)
PARA OPS– single shot device (5)	Completed	Completed	Q3 FY23 – Ongoing	Q4 FY23 – Q1 FY24	Q1-Q2 FY24
PARA OPS– Pro 5 Magnum (5)	Completed	Completed	Q3 FY23 – Ongoing	Q4 FY23 – Q2 FY24	Q3-Q4 FY24

PARA OPS – reciprocating devices	Q2 FY24	Q3 FY24	Q3FY24	Q4 FY24	Q1 FY25

TASCS IFM	Completed	Completed	Ongoing	Ongoing	Underway
BLDS	Completed	Completed	Ongoing	Ongoing	Underway

Notes:

(1) Includes prototype Version 1 (V1), integration, and testing.

(2) Includes field testing and prototype V2.

(3) "Low Rate Initial Production". Includes final product development, LRIP, and sales demonstration units. A product is not ready for pre-production until it reaches Technology Readiness Level (TRL) of 5 to 6.

(4)Actual volumes subject to market demand for KWESST's product.

(5) Includes the cartridges for the devices.

We consider a product to have reached the commercialization phase when we have begun LRIP and we have a sales, marketing, and distribution plan for the product.

Principal Markets

Our total revenues by category of activity and geographic market for each of the last three financial years were as follows:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2023	2022	2021
Major products / service lines
Digitization	$819,604	$354,620	$1,255,982
Non-Lethal	411,758	330,658	-
Training and services	-	34,590	-
Other	3,088	1,651	19,822
	$1,234,450	$721,519	$1,275,804

Primary geographical markets
United States	$819,604	$389,210	$1,238,063
Canada	414,846	332,309	37,741
	$1,234,450	$721,519	$1,275,804

Market Opportunities

Non-Lethal

According to Fact.MR: Non-Lethal Weapons Market, April 2023, the global non-lethal weapons market was approximately USD$4.95 billion in 2023 and is projected to reach USD$7.6 billion in 2028 (a 4.3% compound annual growth rate). We plan to target the following two markets, with an initial focus in the United States:

  Professional market:

Our main focus in the short-term is the professional market in the United States and overseas as these represent a major opportunity for our non-lethal security products. According to the U.S. Bureau of Labor Statistics, in the United States there are nearly 917,000 police officers, detectives and criminal investigators. Cases involving police shootings and deaths related to the use of conductive energy devices have increased in the United States. According to The Washington Post, there have been over 6,300 shootings in the United States since 2017 involving police.

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

  Consumer market:

According to Gallup and the United States Census Bureau, as at January 2022, there are approximately 82 million gun owners in the United States. We believe our PARA OPS devices will offer gun owners and members of their households a safer, personal defense option, without the risk of loss of human life.

In addition to personal defense, we believe we have an opportunity to disrupt the recreational market - specifically for paintball guns, which are air-based devices rather than cartridge-based (see Item 4.B. - Business Overview - Competitive Conditions). According to market research by Statista, the paintball gun market size in the United States was $1.3 billion in 2020.

Digitization

The principal market for our digitization business lines is primarily among military and public safety agencies in countries that are members of NATO, as well as Australia and New Zealand. As the largest purchaser and user of military and public safety products, the United States is our primary focus, followed by the other NATO member countries, and to a lesser extent, the Middle and Asia.

In addition to increased military spending in the United States and other members of NATO, another important trend that we have observed is an increase in funding within the military for projects related to precision munitions for weapons already in use by the military (legacy weapons) to further enhance survivability of soldiers and their operational effectiveness. Our TASCS Integrated Fires Module (IFM) products are expected to benefit from these trends by transforming "dumb" legacy weapons into "smart" weapons (with better accuracy) and integration into military "Joint Fires" systems.

For our CIMS offering, our principal market is public safety agencies, primarily in Canada and United States. Public safety agencies across the United States are seeking to implement digital solutions that can improve responder safety and incident management. According to Accenture, digital transformation presents one of the biggest challenges for public safety agencies. Globally, the public safety and security market was USD$435 billion in 2021 and is expected to reach USD$868 billion by 2028, growing at a CAGR of 10.4%, according to Fortune Business Insights. We have evolved a CIMS system under a SaaS model, branded "KWESST Lightning" to appeal to public safety agencies who may find it attractive to adopt this as a service rather than purchase hardware and software.

The major factors fueling the public safety market include rising instances of mass shooting, natural disasters, terrorist activities and security breaches as well as increasing law enforcement requirements for public safety and investments in public safety measures for smart cities.

Counter Threat

Our BLDS product was developed expressly to address the health and safety threats from weaponized and/or targeting laser devices utilized by adversaries in the field and to aid in the prevention of friendly fire incidents.

Our Phantom product was developed to provide additional protection to friendly forces by confusing adversaries' Electronic Warfare operators, preventing them from targeting our forces.

We are also exploring the counter unmanned aircraft system ("C-UAS") market including loitering munitions. The proliferation of small hostile drones continues to be a growing worldwide problem for military forces, sensitive facilities, and public security agencies. Most counter-drone systems are electronic, designed to detect, identify, track and, if possible, disrupt the communications protocols of drones to prevent completion of their mission. Increasingly, however, drones are being developed by adversaries that are difficult or impossible to disrupt electronically. Military and Homeland Security agencies are therefore seeking alternatives for stopping drones kinetically but without collateral damage. We have been conferring with various C-UAS vendor regarding a system for the domestic market that can be made interoperable with our digitization offerings to provide public safety agency a full solution.

Competitive Conditions

Non-lethal

We expect our competition for non-lethal PARA OPS products will primarily be manufacturers of:

  handheld CO2-powered or air powered launchers of chemical irritant projectiles, including Byrna Technologies Inc. (which sells products under the Byrna® HD brand), United Tactical Systems, LLC (which sells products under the PepperBall brand), and FN Herstal;
  conductive energy devices, including Axon Enterprises, Inc. (which sells the TASER device); and
  remote restraint devices, including Wrap Technologies Inc.

Our competitive advantage is principally our proprietary system consisting of:

  a low energy cartridge system with a cartridge casing that generates spin to a projectile, a far more reliable platform than air-based launchers;
  inexpensive firing platforms in any design that fire only our PARA OPS cartridges;
  different payloads in the projectile for various applications;
  velocities and muzzle energy far below the "lethal" threshold;
  simple internal mechanisms with few components simplifying the manufacturing process; and
  a patented system whereby the cartridge casing generates to a projectile to stabilize it for accuracy and distance.

Our Executive Chairman was the inventor of PARA OPS. He was previously the founder of SimunitionTM, a manufacturer of non-lethal training ammunition, since sold to General Dynamics. Further, he was also the CEO and Executive Chairman of United Tactical Systems, LLC, a company offering public-safety products for law enforcement, military and personal defense (owns the PepperBallTM brand). Accordingly, he brings a wealth of market knowledge to us. Additionally, our former President and CEO has almost 20 years of firearms manufacturing experience. He was previously the General Manager of Colt Canada (the Canadian division of the American firearms manufacturer). In August 2021, we also hired a senior Technical Manager with over 17 years of firearms manufacturing, he previously held senior roles at Colt Canada including most recently R&D Manager and Product Support Engineering. While we do not build lethal firearms, this experience is very relevant for building our PARA OPS business.

Many air-powered (CO2-powered) devices are complex and less reliable, specifically:

  ambient temperature causes performance to vary, especially in colder weather;
  synthetic seals and "O" rings dry out and can cause catastrophic failures; and
  such devices entail long logistics tails (for example, heavy air tanks, compressors and spare parts).

Our patent application with the U.S. Patent and Trademark Office ("USPO") for our proprietary cartridge-based firing system was approved and the patent issued effective October 31, 2023.

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

We have developed a 40mm ARWEN baton cartridge which we believe has the superior performance of the 37 mm cartridge and is designed to work in most third-party 40mm launchers. We plan to offer this to the law enforcement tactical community and OEMs in Fiscal Q2 of 2024.

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

We are currently not aware of any major direct competitors for our BLDS technology apart from legacy detection systems that provide very basic detection.

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

Seasonality

We do not expect our non-lethal business line will be exposed to seasonality. While our Digitization and Counter-Threat business lines may be affected by national military budgetary cycles, as well as federal, state and local government spending, we expect the various customers having different spending cycles will mitigate our potential cyclicality exposure.

Manufacturing and Availability of Raw Materials

Non-lethal

We have currently outsourced the engineering work for the PARA OPS devices to a third party, with oversight by us. Additionally, we plan to rely upon strategic alliances with OEMs for the manufacturing and distribution of our PARA OPS products.

For the ARWEN launchers, components are outsourced to various suppliers and assembled by an outsourced manufacturer.

Today, we are not aware of material sourcing issues or pricing volatility of raw materials, except for price volatility for certain components to manufacture ARWEN ammunition that will be required for our non-lethal business line (see Item 3.D. - "Risk Factors - We Are Dependent on Key Suppliers for our ARWEN Product Line").

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

All current product development is done at our facility in Ottawa (see Item 4.D. - "Property, Plants and Equipment"). For as long as market demand justifies a low rate of production quantities, we will internally produce these products. Once demand reaches quantities necessitating commercial-level production quantities, we will outsource our production to companies specifically suited to producing each particular product. We are not aware of any material regulatory approvals that are required for us to outsource production.

Marketing Plans and Strategies

Non-lethal

Initially we plan to sell our PARA OPS to the professional market which includes law enforcement agencies and then to the consumer market through an e-commerce store and a network of distributors. We plan to hire sales and marketing resources during Q2 Fiscal 2023 for the commercialization of PARA OPS.

For the ARWEN launchers, we plan to continue direct sales to law enforcement agencies, with marketing via tradeshows and social media/web-based.

As part of our marketing efforts, we are planning to attend the following tradeshows to promote all KWESST products and services:

Tradeshow	Location	Date of Event
SHOT Show ATLAS Special Units CANSEC	Las Vegas, USA Marseilles, France Ottawa, Ontario	January 23-26, 2024 April 2024 May 2024
Modern Day Marine	Washington, D.C., USA	April 30-May 2, 2024
EUROSATORY	Paris, France	June 17-21, 2024
AUSA	Washington, D.C., USA	October 2024
International Association of Chiefs of Police	Boston, USA	October 2024

Proprietary Protection

Non-lethal

On February 11, 2022, we filed United States patent application No. 17/669,420 claiming priority to a provisional patent application serial 63/148,163 by the USPO for our PARA OPS system. On October 18, 2022, we were advised by USPO that a notice of publication of application had been issued in relation to our patent application. We subsequently received notification that the patent had issued effective October 31, 2023.

Additionally, we filed patent applications for our PARA OPS system with the Canadian Intellectual Property Office (Filing Certification pending) on October 24, 2022 and with the Australian Patent Office (Serial No. 2022259822) on October 27, 2022.

We have the following registered trademarks:

Trademark	Country	Application # / Registration #	Status / Registration Date
ARWEN	Canada	TMA657,575	January 31, 2006
ARWEN	Great Britain	UK00001247086	July 27, 1985
ARWEN	Singapore	T9105613J	June 8, 1991
ARWEN	United States	1,404,833	August 12, 1986

We have the following trademark and design mark pending applications:

Trademark	Country	File Date for Pending	Application # / Registration #	Status / Registration Date
PARA OPS	United States	February 2, 2022	97/248,319	Pending
EVERYONE GOES HOME ALIVE	Canada	August 10, 2022	2,203,009	Pending
EVERYONE GOES HOME ALIVE	United States	September 16, 2022	97/594,701	Pending
	Canada	November 5, 2021	2,145,500	Pending

We have the following patent pending or issued applications:

Product line	Country	File Date for Pending	Application # / Registration #	Status / Registration Date
LOW ENERGY CARTRIDGE (PARA OPS)	Canada	October 25, 2022	3,179,723	Pending
LOW ENERGY CARTRIDGE (PARA OPS)	Australia	October 27, 2022	2022259822	Pending
LOW ENERGY CARTRIDGE (PARA OPS)	United States	November 2, 2022	17/669,420	Issued October 31, 2023

Digitization

While we rely significantly on trade secrets to protect our internally developed technologies, we currently have the following patent pending applications regarding our digitization business lines:

Product line	Country	Application #	File Date	Title	Status
TASCS IFM	International	PCT/CA2021/050993	Filed on July 19, 2021 which claims the benefit of 63/054,435	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Published as W02022/016260 Pending Applicant is KWESST Inc.
TASCS IFM	Canada	3,186,490	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending Applicant is KWESST Inc.
TASCS IFM	Australia	2021312552	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending Applicant is KWESST Inc.
TASCS IFM	Europe	21845180.5	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending Applicant is KWESST Inc.
TASCS IFM	Israel	300031	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending Applicant is KWESST Inc.
TASCS IFM	India	202327004493	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending Applicant is KWESST Inc.
TASCS IFM	Jordan	PCT/JO/2023/14	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending Applicant is KWESST Inc.
TASCS IFM	Japan	2023-504725	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending Applicant is KWESST Inc.
TASCS IFM	South Korea	10-2023-7005420	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending Applicant is KWESST Inc.

TASCS IFM	New Zealand	NZ796573	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending Applicant is KWESST Inc.
TASCS IFM	Saudi Arabia	523442231	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending Applicant is KWESST Inc.
TASCS IFM	Singapore	11202300411W	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending Applicant is KWESST Inc.
TASCS IFM	United States	18/006,055	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending Applicant is KWESST Inc.
TASCS IFM	South Africa	2023/00978	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending Applicant is KWESST Inc.

Counter Threat

While we rely significantly on trade secrets to protect our internally developed technologies, we currently have the following patent and pending patent applications regarding our counter-threat business lines:

Product line	Country	Application #	File Date	Title	Status
Phantom	United States	16/686,095	Filed on November 15, 2019 which claims the benefit of 62/657,706	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Issued as Patent No. 10,969,467 (assigned to KWESST Inc.)
Phantom	United States	16/116,914	Filed on August 30, 2018 which claims the benefit of 62/657,706	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Issued as Patent No. 11,096,243 (assigned to KWESST Inc.)
Phantom	United States	17/163,546	Filed on January 31, 2021 which claims benefit of 16/116,914	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Pending
Phantom	United States	17/405,021	Filed on August 17, 2021 which claims the benefit of 16/116,914	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Pending
Phantom	United States	18/138,071	Filed on April 22, 2023 which claims the benefit of 17/163,546	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Pending

Phantom	International	PCT/CA2021/050038	Filed on January 15, 2021	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Published as W02022/150901 Pending Applicant is KWESST Inc.
Phantom	Canada	3,106,716	Filed on January 21, 2021	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Pending (assigned to KWESST Inc.)
Phantom	Australia	2021200556	Filed on January 29, 2021	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Pending (assigned to KWESST Inc.)
BLDS	United States	63/523,726	Filed on June 28, 2023	Battlefield Laser Detection Equipment Module and System Comprising the Same	Pending

We have the following pending trademark applications:

Trademark	Country	Application #	File Date	Status
Phantom	Canada	2,047,424	August 24, 2020	Pending
Phantom	United States	90/135,612	August 25, 2020	Pending

We also have the following corporate pending trademark applications:

Trademark	Country	Application #	File Date	Status
	Canada	2,063,763	November 12, 2020	Pending
	United States	90/518,212	February 8, 2021	Pending

Government Regulations

Non-lethal

United States

In February 2022, we retained the services of Orchid Advisors to assist us with the classification and ATF compliance for our PARA OPS devices. Orchid Advisors is an FFL compliance solutions firm headquartered in Hartford, Connecticut.

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

As a result, initial sales of our PARA OPS devices in the United States are expected to come primarily from law enforcement agencies until we reduce the bore diameter of our device to less than one-half inch in diameter for the consumer market. In July 2022, we entered into a consulting agreement with an FFL engineering firm, Bachstein Consulting LLC, in the United States to finalize the prototype for the PARA OPS single and multi-shot devices, including LRIP during Q1 Fiscal 2023. We are currently pursuing development through Fiscal 2023 and the first half of Fiscal 2024 of a non-pyrotechnic energy actuator for PARA OPS in conjunction with a smaller diameter cartridge and projectile which, together, we expect would result in a next-generation version of PARA OPS products that would be considered non-firearms in most jurisdictions. The distribution of our PARA OPS in the United States will be done directly with FFL distributors/firearm dealers for civilian sales. Today, all 50 states of the United States allow civilians to own a firearm subject to the firearm laws of the state (which vary by state). We expect the sales of our PARA OPS devices will position us well for significant recurring revenues through the sale of subsequent ammunition over the next 12 months (see Item 3.D. - "Risk Factors - We have Significant Non-Recurring Revenue").

For the non-lethal ARWEN products, we maintain a firearm business license (the "Firearm Business License") issued by the Chief Firearms Office of the Ontario Ministry of the Solicitor General and we are also registered under the Controlled Goods Program in Canada. For further information, see Item 4.B. - "Digitization and Counter Threat". Additionally, we maintain a Federal Explosives License/Permit for the manufacturing of explosives and a FFL for manufacturer and sale of destructive devices, both issued by the ATF in the United States. These are currently under renewal. All sales of our ARWEN launchers are made directly to law enforcement agencies.

Rest of the World

As our current focus is commercializing PARA OPS in the United States, we have not begun analyzing the related government regulations for the rest of the world.

Digitization and Counter-Threat

Firearm Business License

In Canada, we maintain a Firearm Business License with the Chief Firearms Officer of the Ontario Ministry of Solicitor General for our following business activities:

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

Economic Dependence

As an early-stage company, the revenue stream in Fiscal 2021 for the TASCS system was concentrated on one United States military customer. We recognized 98.3% of the total revenue (US $0.8 million) for this United States military customer during Fiscal 2021 (see Item 5.E. - "Critical Accounting Estimates"). We have delivered the remaining milestone and recognized the remaining 2.7% of the total revenue during the first quarter of Fiscal 2022. While we expect follow-on orders for our TASCS IFM 81mm mortar system they are likely to be under multi-year Joint Fires programs beginning in Fiscal 2024, and there is no assurance of such orders in Fiscal 2023.

Since September 30, 2021, we have further diversified our revenue base as a result of the Police Ordnance Acquisition. Additionally, on December 1, 2021, we entered into a master professional services agreement (the "MPSA") with GDMS to support the development of digitization solutions for future Canadian land C41SR programs under Strong, Secure, Engaged: Canada's Defence Policy. This includes TAK integration and other digitization services over 12 months. The MPSA serves as the master agreement and governs the basic terms and conditions for all future statements of work ("SOW") but does not in itself give rise to financial rights or obligations for either GDMS or us nor does it ensure that a future SOW will be awarded. Accordingly, there are no material terms in the MPSA except for the termination provision. At its sole discretion, GDMS may terminate the MPSA and/or a SOW by written notice to us. Under such event, GDMS will be liable for work rendered or expenses incurred prior to the effective date of such termination for which payment has not been made to us. GDMS may also terminate the MPSA immediately in the event of default (as defined in the GDMS). Concurrently with entering in the MPSA, we entered into a SOW with GDMS for the first phase of the project which was delivered by the end of Q3 Fiscal 2022 and fully collected. GDMS accounted for 41% of our Fiscal 2022 consolidated revenue. During Q1 Fiscal 2023 we entered into another SOW with GDMS for USD$0.1 million, which we delivered by the end of the quarter. With the anticipated commercial launch of PARA OPS product line in Fiscal 2023 and continued product sales from the ARWEN launchers, we anticipate our total consolidated revenue will continue to diversify with various customers, resulting in less dependence on limited customers to drive positive cash flows and profitability.

Foreign Operations

We established office space in Stafford, Virginia to conduct United States business development activities and anticipated light assembly and distribution for our non-lethal, Digitization, and Counter-Threat business lines. We released this space in the summer of 2023 and rented alternative space in the premises of our outsourced PARA OPS devices manufacturer in North Carolina for greater economy and convenience.

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

D. Property, Plants and Equipment

We do not own any real estate property. We operate from leased premises in three different locations, as detailed in the following table:

Location	Area	Premise Use	Expiry Date
(approx.)
155 Terence Matthews, Unit#1, Ottawa, Ontario, Canada	7,200 sq. ft.	Corporate offices and administration, R&D	April 30, 2026
(renewal extension of 5 years)
557 Massey Road, Guelph, Ontario, Canada	5,500 sq. ft.	Storage, distribution, and training of non-lethal ARWEN products, Para Ops engineering and sales	July 30, 2026 (renewal
extension of 2 years to 2028)
70 Mosswood BVLD, Suite 100 Youngsville, NC 27596	1,500 sq. ft	Address and US facility of ATF/Federal Firearms license for Para Ops, ARWEN and KWESST serialized products. Also used for product testing and sales demonstrations, product development and support.	June 2026

At September 30, 2023, the carrying value of our total tangible fixed assets was approximately $0.4 held in Ottawa, Ontario, Canada.

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

A. Operating Results

Overview

During Fiscal 2023, we had some significant highlights to our operating results:

  On May 2, 2023, we announced that The Canadian Department of National Defence ("DND") awarded a CAD $136 million dollar five-year defense contract to the JV Group (KWESST, Akkodis (MODIS) Canada and Thales Canada). KWESST's workshare under the joint venture agreement is up to 20% which would represent approximately CAD $27.2M (or an average of $5.4M per year) of the contract.
  As of the date of this filing, the DSEF program is now ramping up and KWESST has filled 2 of the 11 positions at the end of fiscal Q1 2024. The customer has issued three Statements of Work (SOWs) for three initial taskings to commence transition from the program incumbent (ADGA). KWESST is in the process of hiring, supplying, and submitting for approval to the customer approximately 11 resources under these SOWs which would represent an annualized revenue of approximately $2.2 million. To date, 5 candidates have accepted offers conditional upon their approval by the client and the issuance of security clearances. An additional 2 candidates are currently undergoing evaluation, with plans to identify and screen the remaining candidates in the upcoming weeks.
  On July 19, 2023, we announced the July 2023 Private Placement, that we had entered into a placement agency agreement (the "Placement Agency Agreement") with ThinkEquity and a securities purchase agreement (the "Securities Purchase Agreement") and a registration rights agreement (the "Registration Rights Agreement") with the Selling Securityholders, all of whom are accredited or institutional accredited investors. Under the Securities Purchase Agreement, on July 21, 2023 we sold 1,542,194 Common Shares at a price of USD$2.26 (CAD$2.98) per share and 930,548 Pre-Funded Warrants at a price of USD$2.26 (CAD$2.98) per warrant to the Selling Securityholders, with each Common Share and Pre-funded Warrant being bundled with one Warrant. Although the Common Shares and Pre-Funded Warrants were each bundled with a Warrant, each security was issued separately.

  On August 4, 2023, we shipped a prototype BLDS system to a NATO country customer for test and evaluation. Completion of the contract requires activation of certain capabilities designed into the system, notably a software bridge from the hardware sensors to a standard threat library of laser signatures, which is underway.

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

Results of Operations

The following selected financial data has been extracted from the audited Fiscal 2023 financial statements.

				Change	Change
				2023 vs	2022 vs
				2022	2021
	2023	2022	2021	%	%

Revenue	$1,234,450	$721,519	$1,275,804	71%	-43%
Cost of sales	(1,425,828)	(536,735)	(798,888)	166%	-33%
Gross profit (loss)	(191,378)	184,784	476,916	-204%	-61%
Gross margin %	-15.5%	25.6%	37.4%

Operating Expenses
General and administrative	7,244,762	4,915,263	4,057,167	47%	21%
Selling and marketing	3,024,283	3,296,373	3,484,159	-8%	-5%
R&D	1,644,565	2,064,493	2,138,138	-20%	-3%

Total operating expenses	11,913,610	10,276,129	9,679,464	16%	6%

Operating loss	(12,104,988)	(10,091,345)	(9,202,548)	20%	10%

Other income (expenses)
Share issuance costs	(1,985,074)	-	-	N/A	N/A
Net finance costs	(668,034)	(506,002)	(107,751)	32%	370%
Foreign exchange gain (loss)	(98,275)	28,780	(3,742)	-441%	-869%
Change in fair value of warrant liabilities	5,841,192	-	-	N/A	N/A
Loss on disposals	(291,181)	(1,165)	(1,331)	N/A	N/A
Total other income (expenses), net	2,798,628	(478,387)	(112,824)	-685%	324%
Loss before income taxes	(9,306,360)	(10,569,732)	(9,315,372)	-12%	13%
Deferred tax recovery	-	49,442	-	N/A	N/A
Net loss	$(9,306,360)	$(10,520,290)	$(9,315,372)	-12%	13%
EBITDA loss	$(7,685,818)	$(9,737,239)	$(9,066,631)	-21%	7%
Adjusted EBITDA loss(1)	$(10,778,926)	$(7,304,670)	$(6,599,351)	48%	11%
Loss per share - basic and diluted	$(2.28)	$(14.41)	$(14.72)	-84%	-2%
Weighted average common shares - basic	4,082,275	730,302	632,721	459%	15%

(1) EBITDA and Adjusted EBITDA are non-IFRS measures. See "Non-IFRS Measures".

In the following table, we have reconciled the EBITDA and Adjusted EBITDA to the most comparable IFRS financial measure.

			Nine months
	Year ended	Year ended	ended
	September 30,	September 30,	September 30,
	2023	2022	2021

Net loss as reported under IFRS	$(9,306,360)	$(10,520,290)	$(9,315,372)
Net finance costs	668,034	506,002	107,751
Depreciation and amortization	952,508	326,491	140,990
Deferred tax recovery	-	(49,442)	-
EBITDA loss	(7,685,818)	(9,737,239)	(9,066,631)
Other adjustments:
Stock-based compensation	373,554	1,960,072	2,462,207
Share issuance costs	1,985,074	-	-
Professional fees relating to financings	-	500,112	-
Fair value adjustment on derivatives	(5,841,192)	-	-
Foreign exchange loss (gain)	98,275	(28,780)	3,742
Loss on disposals	291,181	1,165	1,331
Adjusted EBITDA loss	$(10,778,926)	$(7,304,670)	$(6,599,351)

Current Year Variance Analysis (2023 vs. 2022)

For Fiscal 2023, KWESST's net loss was $9.3 million. Fiscal 2023 adjusted EBITDA loss was $10.8 million, an increase of 48% compared to the prior year, mainly due to increased operating expenses driven by increased personnel costs, consulting costs, professional fees, insurance costs, regulatory and compliance costs, and tradeshows. The adjustments to EBITDA loss for Fiscal 2023 included share insurance costs relating to warrant liabilities, and the change in fair value of derivative liabilities, all of which are related to the warrants issued in the U.S. IPO and Canadian Offering and the July 2023 Private Placement (see Notes 15 and 16 of the Fiscal 2023 financial statements). There has been a lower volume of stock-based grants in the last 12 months resulting in a material reduction in stock-based compensation expense in the current year compared to Fiscal 2022.

Revenue

Total revenue increased by $0.5 million in the year compared Fiscal 2022, mainly due to an additional $0.4 million generated from our digitization business line and $0.1 million from our non-lethal business line (driven from sale of ARWEN products).

We expect revenue to increase as we have formally received work tasks under the recently announced Canadian Government Contract amongst Modis Canada Inc., Thales Canada Inc., KWESST Inc. and the Canadian DND, dated May 1, 2023 (the "Canadian Government Contract") and we have commenced hiring and staffing those requirements. We continue to work towards a commercial launch of our PARA OPS, which we now expect to be in 1H Fiscal 2024.

Gross Profit

Our gross profit was a negative $0.2 million in the year compared to a positive gross profit of $0.2 million in Fiscal 2022. The decrease is due mainly to onerous contracts and consultant fees that have since been eliminated. As we are in the pre-revenue stage for most product lines, we expect continued fluctuation in gross profit / margin during Fiscal 2024 as we ramp up anticipated revenue in the year.

Operating Expenses ("OPEX")

Total OPEX was $11.9 million for YTD Fiscal 2023 compared to $10.3 million in YTD Fiscal 2022 for a total increase of $1.6M. Excluding share-based compensation, total OPEX was $11.5 million compared to $8.3 million, a 39% increase over the comparable prior year due to the following factors:

  G&A increased by $2.3 million, or 47%, primarily due to the impairment charge on the Phantom intangible asset, the retention bonus earned by our former CFO, an increase in salaries due to increase in corporate headcount and related compensation consistent with increased compliance requirements and associated risk from the Nasdaq listing, higher consulting fees and retention bonuses relating to key personnel in the non-lethal business line. Additionally, we incurred an increase in D&O insurance, professional fees, and compliance costs due to KWESST's Nasdaq listing in December 2022 and subsequent regulatory filing compliance.

  S&M decreased by $0.3 million, or 8%, primarily due to a $0.4 million decrease in share-based compensation expense, coupled with lower U.S. business development consulting costs in YTD Fiscal 2023. This was partially offset by an increase in tradeshow spend to promote our products and consulting fees.

  R&D decreased by $0.4 million, or 20%, primarily due to $0.2 million decrease in share-based compensation expense in Fiscal 2023 in comparison to the prior year. R&D expenses further decreased due to reallocating most of our engineering resources to deliver on customer contracts. The related costs are reported as part of cost of sales (for delivered performance obligations to customers) and work-in-progress inventories. These costs included an increase in payroll costs due to the strong local demand for skilled, experienced engineers.

Other income (expenses), net

For Fiscal 2023, our total other income was $2.8 million, compared to total other expenses of $0.5 million. The change in other income (expenses), net was driven mainly by the $5.8 million favorable change in fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at September 30, 2023, driven by a decrease in the underlying common share price on September 30, 2023. Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired. This was partially offset by:

  $0.2 million increase in net finance costs is primarily due to the recognition of the remaining unamortized accretion costs and interest expense relating to the repayment of all outstanding loans, following the closing of the U.S. IPO and Canadian Offering;

  $2.0 million in Share Offering Costs relating to the U.S. IPO and Canadian Offering and the July 2023 Private Placement. Under IFRS, we are required to allocate proportionately the total underwriting and share offering costs (collectively "Share Offering Costs") between equity and warrant liabilities resulting from the U.S. IPO and Canadian Offering and the July 2023 Private Placement. The portion of the Share Offering Costs allocated to warrant liabilities were expensed; and

  $0.1 million increase in foreign exchange loss due to appreciation in the U.S. currency during the year.

Prior Year Variance Analysis (2022 vs. 2021)

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

Operating Expenses

Total operating expenses were $10.3 million for Fiscal 2022, a 6% increase over the prior year. Excluding share-based compensation (non-cash item), total OPEX was $8.3 million compared to $7.2 million over the prior year. This represents a 15% increase which was driven mostly by accrued bonuses to our employees and management (none in the prior year) for their significant contributions in positioning KWESST for future success, coupled with higher professional fees incurred relating to a brokered private placement financing effort during the Spring 2022 that did not close due to very challenging global equity market conditions where S&P 500 index and Nasdaq index declined by approximately 20.6% and 29.5%, respectively from January 1, 2022, to June 30, 2022. We subsequently completed a successful cross-border listing on Nasdaq with a U.S. IPO and concurrent Canadian Offering, which both closed in December 2022. Professional fees relating to this effort were capitalized and reported as deferred share offering costs in our consolidated statements of financial position at September 30, 2022.

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

The increase in net loss and Adjusted EBITDA loss was primarily due to lower revenue and higher OPEX as noted above.

Selected Annual and Quarterly Information

The following selected financial information is taken from the audited financial statements for the years ended September 30, 2023, 2022 and 2021.

	Year ended	Year ended	Nine months ended
	September 30,	September 30,	September 30,
	2023	2022	2021
Statement of Operations data:
Revenue	$1,234,450	$721,519	$1,275,804
Gross profit	$(191,378)	$184,785	$476,916
Gross margin %	-15.5%	25.6%	37.4%
Operating loss	$(12,104,988)	$(10,091,345)	$(9,202,548)
Net loss	$(9,306,360)	$(10,520,290)	$(9,315,372)
Loss per share - basic and diluted	$(2.28)	$(14.41)	$(14.72)

	September 30,	September 30,	September 30,
	2023	2022	2021
Financial Position data:
Cash	$5,407,009	$170,545	$2,688,105
Total assets	$11,758,832	$11,758,832	$8,717,846
Total non-current liabilities	$1,439,577	$1,434,628	$1,434,628
Total shareholders' equity (deficit)	$3,935,620	$6,123,728	$6,123,728

See Item 4.A - Operating Results - Results of Operations for additional details and for the comparison discussion between the periods presented above.

Summary of Quarterly Results

The following table summarizes selected results for the eight most recent completed quarters to September 30, 2023.

		2023				2022
($ in thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	606	150	161	317	255	282	166	17
Net loss	(2,419)	(3,452)	(1,227)	(2,208)	(2,345)	(2,600)	(2,290)	(2,290)

Quarterly Results Trend Analysis

We experienced volatility with our quarterly revenue during Fiscal 2023 due to ramp up of new military contracts, which is expected to continue into Fiscal 2024 as we launch PARA OPS coupled with an increase in operating expenses as highlighted in the Results of Operations. Additionally, we expect further volatility with our quarterly net loss due to the remeasurement of warrant liabilities at each reporting period, with the change in fair value recorded through P&L.

Fourth Quarter Fiscal 2023

The following table summarizes our results of operations for the respective periods:

	Three months ended September 30,
	2023	2022
Revenue	$605,445	$255,371
Operating Expenses
General and administrative	2,798,250	1,504,376
Selling and marketing	685,637	364,913
R&D	618,028	454,048
Total operating expenses	4,101,915	2,323,337
Net loss	$(5,854,335)	$(2,344,944)

Revenue

Total revenue increased by $0.3 million in Q4 ended September 30, 2023 compared to Q4 of Fiscal 2022, mainly due to an additional $0.4 million generated from our digitization business line offset by a $0.1 million decrease from our non-lethal business line (driven from sale of ARWEN products).

Operating Expenses

Total OPEX was $4.1 million for Q4 FY2023 compared to $2.3 million in Q4 of Fiscal 2022 for a total increase of $1.8M, a 77% increase over the comparable prior year quarter due to the following factors:

  G&A increased by $1.3 million, or 86%, primarily due to the impairment charge on the Phantom intangible asset incurred in Q4 Fiscal 2023, depreciation from $176K in PP&E additions throughout Fiscal 2023, offset by a decrease in salaries due to employee and management bonuses accrued during Fiscal 2022, as well as a decrease in consulting costs compared to Q4 of Fiscal 2022.

  S&M increased by $0.3 million, or 88%, primarily due to consulting fees incurred in Q4 Fiscal 2023compared to lower investor relations and promotion spend in Q4 of Fiscal 2022.

  R&D increased by $0.2 million, or 36%, primarily due to the majority of the LEC and Phantom R&D expenditures being capitalized in Q4 of Fiscal 2022 whereas fewer R&D expenses capitalized in Q4 of Fiscal 2023 from the write-off of the Phantom project, resulting in higher R&D operating costs in Q4 of Fiscal 2023. The related costs are reported as part of cost of sales (for delivered performance obligations to customers) and work-in-progress inventories.

Net Loss

As a result of the above, our net loss was $5.9 million for the quarter ended September 30, 2023, a $3.5 million increase from the Q4 period in Fiscal 2022; however, the Company has made significant efforts to reduce S&M and R&D costs throughout remaining quarters in Fiscal 2023.

B. Liquidity and Capital Resources

 Financial Condition

The following table summarizes our financial position:

	September 30,	September 30,	September 30,
	2023	2022	2021
Assets
Current	$6,842,074	$1,516,393	$4,055,697
Non-current	4,916,758	5,807,070	4,662,149
Total assets	$11,758,832	$7,323,463	$8,717,846

Liabilities
Current	$6,383,635	$6,925,880	$1,159,490
Non-current	1,439,577	1,400,474	1,434,628
Total liabilities	7,823,212	8,326,354	2,594,118
Net assets	$3,935,620	$(1,002,891)	$6,123,728

Working capital (1)	$458,439	$(5,409,487)	$2,896,207

(1) Working capital is calculated as current assets less current liabilities.

Our working capital was positive $0.5 million at September 30, 2023, an increase of $5.9 million from September 30, 2022. The increase was primarily due to net proceeds from the U.S. IPO and Canadian Offering and the July 2023 Private Placement, offset partially by an increase to inventory and prepaid expenses, repayment of all outstanding loans, payments of overdue accounts payables and certain accrued liabilities, and net operating loss for Fiscal 2023. Current liabilities include warrant liabilities, a non-cash liability item (see Note 15 of Fiscal 2023 financial statements). Excluding warrant liabilities, working capital would be $6.8 million. These warrant liabilities will be extinguished when the warrants are exercised or expired. If exercised, the proceeds will provide us with additional capital to fund our future working capital requirements. There is no assurance that any warrants will be exercised.

Total assets increased by $4.4 million from September 30, 2022, mainly due to an increase of $5.3 million in currents assets made up mostly of net proceeds of the U.S. IPO and Canadian Offering and the July 2023 Private Placement, offset partially by inventory and prepaid expenses, repayment of all outstanding loans, payments of overdue accounts payables and certain accrued liabilities.

Total liabilities decreased by $0.5 million from September 30, 2022, to $7.8 million at September 30, 2023, mainly due to a reduction in current liabilities from having paid aged accounts payable subsequent to the closing of our NASDAQ IPO. While we have significantly paid the outstanding accounts payable and fully repaid all outstanding loans during the current year, these were offset by the recognition of warrant liabilities at fair value as noted above. As at September 30, 2023, we had $4.3 million of warrant liabilities.

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

On July 21, 2023, we closed the July 2023 Private Placement pursuant to which we received aggregate gross proceeds of USD$5.59 million (or CAD$7.4 million), before underwriting and offering costs (see below, Capital Resources, for further details including our expected use of proceeds). On December 9, 2022, we closed both the U.S. IPO and Canadian Offering pursuant to which we received aggregate gross proceeds of USD$14.1 million (or CAD$19.4 million), before underwriting and offering costs (see below, Capital Resources, for further details including our expected use of proceeds).

At September 30, 2023, our cash position was $5.4 million, an increase of $5.2 million since September 30, 2022 primarily due to net proceeds from the U.S. IPO and Canadian Offering and the July 2023 Private Placement, offset partially by repayment of all outstanding loans, payments of overdue accounts payables and certain accrued liabilities, and net operating loss for Fiscal 2023.

As an early-stage company, we have not yet reached commercial production for most of our other products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance. However, we may require additional capital in the event we fail to implement our business plan, which could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Potential sources of capital may include additional equity and/or debt financings. In our view, the availability of capital will be affected by, among other things, capital market conditions, the success of our PARA OPS system commercialization efforts, timing for winning new customer contracts, potential acquisitions, and other relevant considerations (see Risk Factors). In the event we raise additional funds by issuing equity securities, our existing shareholders will likely experience dilution, and any additional incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operational and financial covenants that could further restrict our operations. Any failure to raise additional funds on terms favorable to us or at all may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not being in a position to advance our commercialization strategy or take advantage of business opportunities.

Consolidated Statements of Cash Flows

The following table summarizes our consolidated statements of cash flows for the respective periods:

	September 30,	September 30,	September 30,
	2023	2022	2021
Total cash provided by (used in):
Operating activities	$(14,078,630)	$(4,256,596)	$(6,255,213)
Investing activities	(1,440,733)	(1,113,793)	(1,073,192)
Financing acitivities	20,755,827	2,852,829	6,942,750
Net cash outflows	$5,236,464	$(2,517,560)	$(385,655)
Cash, beginning of period	170,545	2,688,105	3,073,760
Cash, end of period	$5,407,009	$170,545	$2,688,105

Cash used by operating activities

Cash flow used in operating activities increased by $9.8 million to $14.1 million for the year ended September 30, 2023 primarily due to payments on overdue payables as well as unpaid voluntary deferred wages, consulting fees, and bonuses until we closed the U.S. IPO and Canadian Offering, coupled with significant prepaid expenses during the year ended September 30, 2023. Prepaid expenses increased by $0.4 million mainly due to the renewal of D&O and commercial insurance coverage, capital market advisory services, and retention bonus for our head of PARA OPS (refundable in the event he voluntarily terminates prior to a specified date as set by us).

Cash used by investing activities

Cash flow used in investing activities was $1.4 million for the year ended September 30, 2023, an increase of $0.3 million from the comparable period, mainly due to additional investment in the product development of our PARA OPS, coupled with additional low-rate initial production equipment for PARA OPS.

Cash provided by financing activities

Cash flow provided by financing activities was $20.8 million in Fiscal 2023 compared to $2.9 million in Fiscal 2022 primarily due to net proceeds generated from the U.S. IPO and Canadian Offering and the July 2023 Private Placement, partially offset by repayment of all outstanding borrowings during the year ended September 30, 2023.

Capital Resources

Our objective in managing our capital is to safeguard our ability to continue as a going concern and to sustain future development of the business. Our senior management is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support its growth strategy. Our Board is responsible for overseeing this process. From time to time, we could issue new Common Shares or debt to maintain or adjust our capital structure. We are not subject to any externally imposed capital requirements.

Our primary sources of capital to date have been borrowings, security offerings, exercise of stock options and warrants, and, to a lesser extent, pre-commercial revenue. The following is a breakdown of our capital:

	September 30,	September 30,	September 30,
	2023	2022	2021
Debt:
Lease obligations	$429,523	$275,621	$307,909
Related party loans	-	-	-
Borrowings	-	2,278,774	53,251
Warrant liabilities	4,335,673	-	-
Equity:
Share capital	33,379,110	19,496,640	17,215,068
Warrants	1,042,657	1,959,796	1,848,389
Contributed surplus	4,769,115	3,551,330	2,458,211
Accumulated other comprehensive loss	(39,663)	(101,418)	(8,991)
Accumulated deficit	(35,215,599)	(25,909,239)	(15,388,949)
Total capital	$8,700,816	$1,551,504	$6,484,888

During Fiscal 2023, we fully repaid all outstanding loans following the closing of the U.S. IPO and Canadian Offering.

Contractual Obligations and Commitments

At September 30, 2023, our contractual obligations and commitments were as follows:

					5 years and
Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years	beyond
Minimum royalty commitments	$2,350,000	$150,000	$400,000	$500,000	$1,300,000
Accounts payable and accrued liabilities	1,649,876	1,649,876	-	-	-
Lease obligations	558,755	197,367	355,430	5,958	-
Total contractual obligations	$4,558,631	$1,997,243	$755,430	$505,958	$1,300,000

Shares Outstanding

At September 30, 2023, our authorized capital consists of an unlimited number of Common Shares with no stated par value.

The following table shows the outstanding Common Shares and dilutive securities at September 30, 2023:

		Average
	September 30,	price	Proceeds if
	2023(1)	(CAD $)	Exercised
Common shares	5,616,782
Founders' warrants	106,000	$14.00	$1,484,000
Warrants	21,429	$0.61	$13,072
Pre-funded warrants	1,129,548	$0.01	$11,295
Warrant liabilities	4,824,727	$5.63	$27,163,213
Over-allotment warrants	375,000	$6.63	$2,486,250
U.S. Underwriter warrants	258,587	$5.14	$1,329,137
Stock options	389,907	$2.72	$1,060,480
Restricted stock units (RSUs)	1,071	$-	$-
Agents' compensation options:
Common shares	50,848	$5.47	$278,253
Warrants	50,848	$6.63	$336,868

Total common shares and dilutive securities	12,824,747		$34,162,568

(1) Represents the number of shares to be issued upon exercise.

U.S. IPO and Canadian Offering

On December 9, 2022, we closed the U.S. IPO and Canadian Offering. In the U.S. IPO, we sold 2.5 million U.S. Common Units at a public offering price of US$4.13 per unit, consisting of one Common Share and one Warrant. The Warrants have a per share exercise price of US$5.00, could be exercised immediately, and expire five years from the date of issuance. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 199,000 pre-funded common share purchase warrants and 375,000 warrants to purchase Common Shares. All these warrants will expire on December 8, 2027.

In the Canadian Offering, we sold 726,392 units, each consisting of one Common Share and one warrant to purchase one Common Share, at a price to the public of US$4.13 per unit. The warrants will have a per Common Share exercise price of US$5.00, are exercisable immediately and expire five years from the date of issuance.

The closing of the U.S. IPO and Canadian Offering resulted in aggregate gross proceeds of US$14.1 million (CAD $19.4 million). After underwriting discounts and offering expenses, the net proceeds were US$11 million (CAD $15 million). See Note 16(a) of Fiscal 2023 financial statements for further details.

Use of Proceeds

As of September 30, 2023, the Company has used all of the US $11M of the net proceeds as outlined below:

	Expected Use	Expected Use of	Actual Expenditures
	of Proceeds In	Proceeds In	to Sep 30, 2023 In
Use of Net Proceeds from the US IPO (1)	U.S . Dollars	CAD Dollars	CAD Dollars (8)
Repayment of non-secured borrowings:
Issued in March 2022 (2)	$1,460,000	$2,000,200	$2,027,517
Issued in August 2022 (3)	$220,000	$301,400	$338,976
CEBA loans (4)	$51,000	$69,870	$70,000
Product development (5)	$529,000	$724,730	$683,450
Corporate, general & administration, and working capital:
General and administrative (6)	$2,469,000	$3,382,530	$4,128,985
Selling and marketing	$1,355,000	$1,856,350	$2,447,930
Research and development, net	$296,000	$405,520	$1,287,581
Negative working capital at September 30, 2022 (excluding above loans)	$2,286,226	$3,132,130	$3,132,130
Unallocated working capital (7)	$2,297,213	$3,147,182	$903,342
Total use of net proceeds	$10,963,439	$15,019,911	$15,019,911

(1) For Canadian dollars denominated expenses, the amounts were converted at a rate of $1.37 to USD$1.00 on as reported by the Bank of Canada on December 16, 2022.

(2) The net proceeds were used to fund the Corporation's working capital.

(3) On December 13, 2022, one of the two non-secured loans issued in August 2022 was settled for KWESST Units (same terms as those Units offered in the Canadian Offering).

(4) This is net of $23,077 forgivable amount as we have repaid the CEBA loans due to the Canadian Government the repayment deadline for the forgivable amount.

(5) Estimate of Product development costs subsequent to IPO.

(6) Includes litigation settlement for two cases: $27,179 for an ex-employee & $141,123 for an ex-consultant. Excludes non-cash items such as depreciation, share-based costs & impairment costs

(7) Remaining unallocated costs incurred to PP&E additions, inventory additions and FX.

(8) Use of proceeds calculated on a first in, first out basis.

Shares for Debt Settlement

On December 13, 2022, we issued 56,141 units to settle $12,000 of the Unsecured Loans and USD$223,321 of the Secured Loan, including unpaid accrued interest and 10% premium at maturity. See Note 13(a) of Q2 Fiscal 2023 for further details.

Private Placement

On July 21, 2023, we closed the July 2023 Private Placement, resulting in the issuance of 1,542,194 Common Shares, for aggregate gross proceeds of USD$5,588,397 (approximately CAD$7.4M).

As a part of the July 2023 Private Placement, the Company issued 1,542,194 Common Shares at a price of US$2.26 (CAD$2.98) per Common Share and 930,548 pre-funded warrants at a price of US$2.259 (CAD$2.979) per pre-funded warrant (each a "Pre-funded Warrant"), with each Common Share and Pre-funded Warrant being bundled with one common share purchase warrant of the Company (each a "Common Warrant"). Each Pre-Funded Warrant entitles the holder to acquire one Common Share at an exercise price of US$0.001 per Common Share, and each Common Warrant is immediately exercisable and entitles the holder to acquire one Common Share at an exercise price of US$2.66 (CAD$3.50) per Common Share for a period of 60 months following the closing of the July 2023 Offering. Although the Common Shares and Pre-funded Warrants are each bundled with a Common Warrant, each security is issued separately. See Note 16(a) of Fiscal 2023 financial statements for further details.

Use of Proceeds

As of September 30, 2023, the Company has used $0.9M of the $6.3M net proceeds from the July 2023 Private Placement for general working capital purposes. Use of proceeds is estimated on a first in, first out basis.

Use of Proceeds from Prior Financings

The following table provides an approximate breakdown on the initial allocation of the use of funds for the 2021 brokered private placement and the actual use of proceeds:

	2021 Financing
		Estimated and
		Unaudited Actual
	Expected	Use of Funds from	Proceeds
	Allocation of	April 29, 2021 to	Unspent as at
	Net Proceeds	September 30,	September 30,
Use of Proceeds (1)		2022	2022
Products development: (2)
TASCS IFM (3)	$400,000	$314,087	$85,913
BLDS	200,000	305,788	(105,788)
Phantom	500,000	793,852	(293,852)
GreyGhost	200,000	15,840	184,160
ATAK	500,000	304,162	195,838
LEC	500,000	761,943	(261,943)

Total products development	2,300,000	2,495,672	(195,672)
Other specific allocations:
Repayment of CEO and employee loans	191,600	191,600	-
Repayment of unsecured borrowings	310,527	310,527	-
Prepaid royalties to DEFSEC (4)	150,000	150,000	-
Total allocated proceeds	2,952,127	3,147,799	(195,672)
Unallocated proceeds for working capital	2,516,366	2,320,694	195,672
Transferred from 2020 Financing	235,345	235,345	-
Total use of proceeds	$5,703,838	$5,703,838	$-

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

For performance obligations satisfied over time, we recognize revenue over time using an input method, based on costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying such performance obligation (for non-recurring engineering services, the input method is based on hours). Under this method, costs that do not contribute to our performance in transferring control of goods or services to the customer are excluded from the measurement of progress toward satisfying the performance obligation. In certain other situations, we might recognize revenue at a point in time, when the criteria to recognize revenue over time are not met. In any event, when the total anticipated costs exceed the total anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known. Refer to Note 18 of Fiscal 2023 financial statements for timing of revenue recognition.

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

We account for a contract modification, which consists of a change in the scope or price (or both) of a contract, as a separate contract when the remaining goods or services to be delivered after the modification are distinct from those delivered prior to the modification and the price of the contract increases by an amount of consideration that reflects our stand-alone selling price of the additional promised goods or services. When the contract modification is not accounted for as a separate contract, we recognize an adjustment to revenue on a cumulative catch-up basis at the date of contract modification. There was no contract modification in the fiscal years ended September 30, 2023, 2022, and 2021.

The timing of revenue recognition often differs from performance payment schedules, resulting in revenue that has been earned but not billed. These amounts are included in unbilled receivables. At September 30, 2023, and 2022, we had an immaterial amount of unbilled receivable. Amounts billed in accordance with customer contracts, but not yet earned, are recorded and presented as part of contract liabilities. At September 30, 2023 there was $121 thousand of contract liabilities (2022 - $47 thousand).

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

For further details on the above acquisitions, refer to Note 4 of the Fiscal 2023 financial statements.

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

Accounting for share-based compensation

We measure share-based compensation at fair value. Key inputs in the Black Scholes option model is the volatility assumption, forfeiture rate, and expected life of our Common Shares. Due to our limited trading history, management has established a relevant peer group of listed companies and selected the weighted average of their volatilities over a period of three to five years, where available. Starting in Fiscal 2021, we have commenced to incorporate a percentage of our stock volatility in the overall calculation of the volatility assumption. We rely on our stock volatility to estimate the fair value of share-based compensation as well as for warrants. As a result of our limited trading history, we have assumed a forfeiture rate of 0%, which will be reassessed annually. The expected life is estimated based on our trading history.

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

For further information on the unsecured loans, see Note 12 of the Fiscal 2022 financial statements.

Broker compensation options

As a result of the private placement in April 2021, we issued broker compensation options. To measure the fair value of the broker compensation options, we used the Monte Carlo valuation model and exercised judgment in estimating the life, risk free rate, and volatility.

For further information on the broker compensation options see Note 16(c) of the Fiscal 2023 financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name of each of our directors and executive officers, as well as such individual's place of residence, position with us, principal business activities performed outside those with us and period of service as a director (if applicable).

Directors and Executive Officers

Name	Position With	Age	Principal Business Activity	Director/Officer Since
	KWESST Micro		Outside KWESST Micro
David Luxton	Executive Chairman and Director	71	N/A	October 24, 2019(1)
Ontario, Canada
Sean Homuth	President, CEO(6)	45	N/A	June 12, 2023(2)
Ontario, Canada
Paul Mangano (3) Maine, United States	Director	65	Founder and Owner, Surculus Advisors LLC and General Manager, Steiner Optics Inc. (up to April 2022), CEO of OnPoint Systems, Inc. since August 2022	September 17, 2020
Paul Fortin (3) Ontario, Canada	Director	55	Senior Associate, David Pratt & Associates and Independent Advisor	September 17, 2020
John McCoach (3) British Columbia, Canada	Director	66	Director and Chairman of the Audit Committee, Xybion Digital Inc.; Vice Chairman, Royal Canadian Marine Search and Rescue	November 28, 2017(4)
Kris Denis Ontario, Canada	Interim Chief Financial Officer and Chief Compliance Officer	42	N/A	November 27, 2023(5)
Rick Hillier Ontario, Canada	Director	68	Consultant	December 6, 2023(7)

Notes:

(1) Date on which Mr. Luxton became a director of KWESST.

(2) Mr. Homuth became CEO of KWESST on November 27, 2023. From June 12, 2023 to November 26, 2023, Mr. McLeod served as President and CEO of KWESST.

(3) A member of the Audit Committee. Mr. McCoach is Chair of the Audit Committee.

(4) Date on which Mr. McCoach became a director of Foremost.

(5) Date on which Mr. Denis became interim Chief Financial Officer of KWESST

(6) As at September 30, 2023, Mr. Jeffrey McLeod held the office of Director, President and Chief Executive Officer of the Company, until his resignation on October 31, 2023.

(7) Mr. Hillier was appointed to the Board of December 6, 2023.

The following are brief biographies of our directors and executive officers.

David Luxton, Executive Chairman and Director

David Luxton is an entrepreneur in the defense and security industry. He is a former Canadian infantry officer, and former senior official with the Canadian and British governments. In 1990 he founded Simunition, a business that develops and sells simulated munitions for realistic close quarters combat training for military and law enforcement. Between 2003 and 2009, he led the expansion of the Allen-Vanguard Corporation, a company in the IED countermeasures business, from approximately $3,000,000 to a run rate of approximately $300,000,000 in annual revenues, then served as Chairman from 2010 to October 2021. Between 2015 and 2018, he was the Executive Chairman of United Tactical Systems, LLC, a company offering non-lethal products for law enforcement, military and personal defense. From 2003 to the date of this Annual Report, he has been President & Owner of DEFSEC, a company that specializes in strategic transactions in the defense and security industry. Furthermore, from 2016 to 2020, he was a Senior Strategic Advisor to the University of Ottawa. Since 2019, he has been the Executive Chairman of KWESST. He holds a SMDP postgraduate studies from the University of Oxford. He entered into a confidentiality and non-disclosure agreement through his consulting agreement with us on October 1, 2019.

Sean Homuth, President and Chief Executive Officer

Mr. Homuth is a senior financial executive with more than 20 years of experience working with both Canadian and U.S. public companies across a broad range of industries. He has experience with a variety of financing (equity, debt, royalty) and M&A transactions. Since 2008, he has spent the majority of his time in various senior executive roles with emerging companies. Mr. Homuth is a Chartered Professional Accountant (CPA, CA Ontario) and a Certified Public Accountant (Illinois).

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

Kris Denis - Interim Chief Financial Officer and Chief Compliance Officer

Mr. Denis has 20 years' experience in all aspects of financial management with private and public companies, large and small, across a wide range of industries. Mr. Denis has spent the majority of his career in increasingly senior positions with publicly traded companies. Mr. Denis is a Chartered Professional Accountant (CPA, CA Ontario).

Rick Hillier - Director

General (Retired) Rick Hillier served over 35 years in the Canadian Armed Forces, culminating his career as the Chief of Defence Staff from 2005-2008. His leadership, geopolitical knowledge and experience on multinational operations, at the tactical, operational and strategic levels, prepares him to help position the Company for success and navigate the Company through its next stages of growth.

Board Diversity Matrix

Board Diversity Matrix (As of January 17, 2024)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	0	5	-	-
Part II: Demographic Background
Under-represented person in Home Country	0
LGBTQ+	0
White	5

On August 6, 2021, the SEC approved Nasdaq Listing Rule 5605(f) regarding board diversity. Under the rule, NASDAQ-listed companies, that are also foreign issuers, are required to include, or explain why it has not included (as the case may be), at least one "Diverse" director prior to December 31, 2023 and at least two "Diverse" directors by December 31, 2025. Under Nasdaq Listing Rule 5605(f)(2)(D), boards of directors composed of five or fewer members must have one director who is "Diverse."

The composition of our Board does not currently include an individual who is "Diverse" under the Nasdaq Listing Rule 5605(f), as presented in the above Board Diversity Matrix. We are mindful of the benefit that diversity can provide in maximizing the effectiveness and decision-making abilities of our Board. In this regard, we are committed to increasing diversity on our Board and moving forward, in our searches for new director candidates, we will consider the level of diversity, including representation of underrepresented individuals and female representation, on the Board, which will be one of several factors used in the search process.

B. Compensation

Compensation for Fiscal 2023

The aggregate amount of compensation paid during the year ended September 30, 2023 (including accrued amount at September 30, 2023), directly and indirectly, including directors' fees, to our named executive officers and directors in their capacity as such, was $1.5 million (Fiscal 2022: $1.2 million).

This discussion describes our compensation program for each person who acted as President and CEO, CFO and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and the CFO, whose total compensation was more than $150,000 in our last fiscal year and who was performing a policy-making function in respect of the Company (each a "NEO" and collectively the "NEOs"). This section addresses our philosophy and objectives and provides a review of the process that the Board follows in deciding how to compensate the NEOs. This section also provides discussion and analysis of the Board's specific decisions about the compensation of the NEOs for the fiscal year ended September 30, 2023. We had five (6) NEOs during the fiscal year ended September 30, 2023, namely: David Luxton, Executive Chairman and Director, Sean Homuth, CFO and CCO, Jeffery MacLeod, former President and CEO, Steven Archambault, former CFO, VP, Corporate Services & Compliance, and interim Corporate Secretary, Harry Webster, Genreal Manager and Richard Bowes, VP, Operations of Digitzation & Tactical Products.

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

While David Luxton works with our Board in making recommendations regarding our overall compensation policies and plan as well as specific level of compensation for the other NEOs, they are recused from any Board deliberations and decisions in respect to their own personal compensation. Their respective current fixed compensation was set prior to going public in Canada.

For Fiscal 2023, we retained an independent consulting firm to conduct a peer review and recommend to the Board competitive compensation plans (short and long-term) for our NEOs and independent directors. Accordingly, this may lead to significant changes to our compensation policies and practices.

Elements of Compensation

Our executive compensation program consists of three principal components: base salaries, annual incentive compensation and benefits, and long-term compensation.

Base Salaries

Base salaries are intended to reflect an executive officer's position within our corporate structure, his or her years of experience and level of responsibility, and salary norms in the sector and general marketplace We have not formally conducted benchmarking against our peer group. Further, as an early-stage company, we believe we have set the base salaries for the NEOs below current market to conserve cash in return for higher stock-based compensation awards. As previously noted, for Fiscal 2023 we retained an independent consultant firm to formalize this process. Accordingly, decisions with respect to base salary levels for executive officers are not based on objective identifiable performance measures but for the most part are determined by reference to competitive market information for similar roles and levels of responsibility, coupled with subjective performance factors such as leadership, commitment, accountability, industry experience, and contributions. Our view is that a competitive base salary is a necessary element for retaining qualified executive officers, as it creates a meaningful incentive for individuals to remain with us and not be unreasonably susceptible to recruiting efforts by our competitors.

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

The following is a summary of the maximum annual incentive compensation as a percentage of base salary / annual consulting fee, for the NEOs based on their respective employment / consulting agreements, at the sole discretion of the Board:

Position	Maximum Annual Incentive Compensation (Percentage of Base Salary)
Executive Chairman	75%
President and CEO	75%
CFO, General Manager	40%

We have not established explicit goals / milestones for our NEOs for Fiscal 2023 for the annual cash incentive compensation.

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

External Compensation Consultants

For Fiscal 2023, we retained an independent consulting firm to conduct a peer review and recommend to the Board competitive compensation plans (short and long-term) for our NEOs and independent directors. Accordingly, this may lead to significant changes to our compensation policies and practices.

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

Performance Graph

The following graph illustrates the cumulative return to our shareholders based on a $100 investment in the Common Shares from September 22, 2020, the date we went public in Canada, to September 30, 2023, as compared to the cumulative total return on the Standard & Poor's / TSXV Composite Index for the same period, assuming the reinvestment of cash distributions and/or dividends:

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

Summary Compensation Table

The following table provides information concerning the total compensation paid to the NEOs for the years ended September 30, 2023, 2022, and 2021.

	Non-equity incentive plan compensation

Name	Fiscal Year	Fee / Salary	Share-based Awards (1)	Option-based Awards (2)	Annual Incentive Plans (3) (10)	Long-term Incentive Plans	Pension Value (4)	All Other Compensation	Total Compensation
David Luxton (5) Executive Chairman and Director	2023	$315,000	$-	$178,500	$-	$-	$-	$-	$493,500
	2022	$180,000	$-	$-	$308,408	$-	$-	$-	$488,408
	2021	$180,000	$237,300	$58,000	$-	$-	$-	$-	$475,300
Sean Homuth (6) CFO and CCO	2023	$92,308	$-	$140,250	$-	$-	$-	$2,000	$234,558
	2022	$-	$-	$-	$-	$-	$-	$-	$-
	2021	$-	$-	$-	$-	$-	$-	$-	$-
Jeffrey MacLeod (7) President & CEO and Director	2023	$160,000	$-	$25,500	$-	$-	$-	$-	$185,500
	2022	$160,000	$-	$-	$-	$-	$-	$-	$160,000
	2021	$160,000	$237,300	$58,000	$-	$-	$-	$-	$455,300
Steven Archambault (8) CFO and VP, Corporate Services & Compliance	2023	$111,462	$-	$-	$-	$-	$-	$127,930	$239,392
	2022	$155,000	$115,660	$12,334	$171,338	$-	$-	$-	$454,332
	2021	$192,733	$24,999	$301,000	$-	$-	$-	$-	$518,732
Harry Webster General Manager	2023	$23,077	$-	$-	$-	$-	$-	$-	$23,077
	2022	$-	$-	$-	$-	$-	$-	$-	$-
	2021	$-	$-	$-	$-	$-	$-	$-	$-
Richard Bowes (9) VP, Operations of Digitization & Tactical Products	2023	$206,471	$-	$-	$130,000	$-	$-	$-	$336,471
	2022	$155,000	$25,648	$12,334	$-	$-	$-	$-	$192,982
	2021	$78,419	$24,999	$301,000	$-	$-	$-	$-	$404,418

(1) Represents the grant value of RSU awards, based the closing price of the Common Shares on the TSXV on the grant date.

(2) Represents the grant value of the option awards, using the Black-Scholes option model. The Black-Scholes option model was selected by us as it is the most widely adopted and used option-valuation method. For the key inputs used in this valuation mode, refer to Note 16 (c) of the audited financial statements for Fiscal 2023.

(3) In December 2022, the Board awarded a cash bonus of USD$225,000 to David Luxton and USD$125,000 to Steven Archambault in respect to their performance during Fiscal 2022, paid only after the closing of the U.S. IPO and Canadian Offering. For the above table, these amounts were converted to CAD using the daily average exchange rate on September 30, 2022, as reported by the Bank of Canada for the conversion of USD into CAD was USD$1.00 equals CAD$1.3707.

(4) The Company does not have a retirement plan.

(5) Effective October 1, 2019, we entered into a professional services agreement with DEFSEC Corporation, a private company owned by Mr. Luxton. The compensation payable to Mr. Luxton is paid to his private company, DEFSEC Corporation.

(6)Mr. Homuth served as CFO of KWESST from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of KWESST.

(7) Mr. MacLeod retired from his positions as President, CEO and Director of KWESST on October 31, 2023. As part of his departure, the Company is continuing to pay his base salary and provide benefits for a period of one year with no incentive pay. While this arrangement was verbally agreed to, it continues to be subject to formal agreement with Mr. Macleod.

(8) Mr. Archambault joined as our CFO on a part-time basis on October 1, 2020, and transitioned to full-time on April 1, 2021. He also took on the role of VP, Corporate Services and Compliance in October 2021 and Interim Corporate Secretary in May 2022. He resigned from his positions with KWESST on June 12, 2023.

(9) From January 25, 2021 to April 12, 2021, the Company entered into a consulting agreement with Mr. Bowes' private company, Cardinal Defence. Effectively April 12, 2022 Mr. Bowes joined KWESST as a full-time employee until February 28, 2023. From March 1, 2023 to November 15, 2023, the Company entered into a consulting agreement once again with Mr. Bowes' private company, Cardinal Defence.

(10) As part of his 2023 consulting agreement, Mr. Bowes was entitled to a $15K quarterly incentive bonus. He was also awarded a $100K contract awared bonus as part of the successful DSEF contract negotiations.

Employment and Consulting Agreements

The following summarizes the key salient terms of the employment agreements between us and our NEOs in force as of September 30, 2023.

David Luxton

On October 1, 2019, we entered into a professional services agreement with DEFSEC Corporation, a private holding company owned by Mr. Luxton, in which he agreed to serve as our Executive Chairman for an annual fee of $120,000 per year and raising to $150,000 per year upon a going public transaction. This agreement was amended effective August 1, 2020, whereby the annual fee was adjusted to $180,000 per year. Mr. Luxton is entitled to an annual incentive bonus up to 200% of his annual fee at the Board's sole discretion. This agreement expired on December 31, 2022. Subsequent to December 31, 2022, Mr. Luxton's compensation was amended to $360,000 per year with entitlement to an annual incentive bonus of up to 75% effective January 1, 2023. We have the right to terminate his consulting agreement with twelve (12) month notice period, subject to termination benefits (see Item 5.B. - Potential Termination and Change of Control Benefits). The notice period increases to 18 months in the event of a change of control.

Sean Homuth

On July 31, 2023, we entered into an amended and restated employment agreement, with effective date of June 12, 2023, with Mr. Homuth to serve as Chief Financial Officer and Chief Compliance Officer. Mr. Homuth receives an annual base salary of CAD$300,000 with an annual incentive bonus of up to 50% of his annual base salary at the Board's sole discretion and four weeks of vacation per year. Mr. Homuth will also receive an initial stock option grant with amount determined at the Board's discretion and vesting in accordance with the terms of the Company's LTIP plan. We may terminate Mr. Homuth's employment upon payment of a lump sum equal to 26 weeks' salary plus accrued bonus. This lump sum is increased by one week per completed year of service following the first anniversary of his employment with the Company to a maximum of 38 weeks. In the event of a change of control, the forgoing is changed from 26 weeks to 52 weeks with the maximum changing from 38 weeks to 64 weeks. On November 27, 2023, Mr. Homuth was appointed President and CEO and his employment agreement was amended and restated. Mr. Homuth's salary was increased to $360,000, the annual incentive bonus was increased up to 75% of his annual salary, his employment may be terminated upon payment of a lump sum equal to 52 weeks salary plus accrued bonus, this lump sum is increased by one week per completed year of service to a maximum of 78 weeks and in the event of a change in control, the foregoing is changed from 52 weeks to 78 weeks.

Jeffrey MacLeod

On October 1, 2019, we entered into an employment agreement with Mr. MacLeod to serve as our President and CEO with an initial base salary of $140,000 per year and raising to $160,000 upon a going public transaction. Because Mr. MacLeod's principal residence is based in West Montrose, Ontario, his employment agreement includes a $1,000 per month housing allowance for accommodations in Ottawa, Ontario while working at our corporate office. For Fiscal 2019, Mr. MacLeod collected a lower base salary to help us conserve cash to fund our working capital requirements. Further, he did not receive any housing allowance in the last three financial years. Mr. MacLeod is entitled to an annual incentive bonus at the Board's sole discretion and five weeks of vacation per year. His employment agreement will expire on September 30, 2022. We have the right to terminate his consulting agreement with twelve (12) month notice period, subject to termination benefits (see Item 5.B. - Potential Termination and Change of Control Benefits). The notice period increases to 18 months in the event of a change of control. Mr. MacLeod retired on October 31, 2023.

Steven Archambault

On October 1, 2020, we entered into a part-time employment agreement with Mr. Archambault to serve as our part-time CFO for a monthly salary of $9,950 based on two business days per week, subject to adjustment for extra business days as defined in the agreement. On April 1, 2021, we amended his employment agreement to serve as our full-time CFO with an annual base salary of $180,000, of which $25,000 is to be in the form of RSUs and $155,000 in cash. These RSUs will be granted each year on April 1st, vesting over the next 12 months. Mr. Archambault is entitled to an annual incentive bonus up to 50% of his annual base salary at the Board's sole discretion and four weeks of vacation per year. Mr. Archambault also assumed the role of Vice President, Corporate Services and Compliance starting in October 2021. We have the right to terminate his employment agreement with 30 days' notice, subject to termination benefits (see Item 5.B. - Potential Termination and Change of Control Benefits). Mr. Archambault stepped down as CFO of the Company on March 1, 2023, to pursue a new opportunity overseas.

Harry Webster

On August 28, 2023, we entered into a full-time employment agreement with Mr. Webster to serve as our General Manager. Mr. Webster receives an annual base salary of $240,000. Subsequent to September 30, 2023, the board approved a change in his entitlement annual incentive bonus to up to 40% of his annual base salary at the Board's sole discretion and four weeks of vacation per year. We may terminate Mr. Webster's employment upon payment of the greater of 12 weeks' salary or his minimum entitlements under the ESA.

Outstanding Equity Awards at September 30, 2023

The following table sets forth information concerning all the outstanding equity awards held by each NEO as at September 30, 2023.

	Option-based awards				Share-based awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in the- money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested (2)	Market or payout value of vested share-based awards not paid out or distributed
David Luxton (3)	1,429	$87.50	2026-07-02	$-	-	$-	$3,001
	70,000	$2.55	2026-08-16	$-	-	$-	$-
Sean Homuth (4)	55,000	$2.55	2026-08-16	$-	-	$-	$-
Jeff MacLeod (5)	1,429	$87.50	2026-07-02	$-	3,000	$-	$9,301
	10,000	$2.55	2026-08-16	$-	-	$-	$-
Steven Archambault (6)	1,429	$14.70	2027-07-24	$-	-	$-	$3,001
	2,857	$136.50	2026-08-25	$-	-	$-	$6,000
	714	$49.00	2025-11-20	$-	-	$-	$1,499
	3,571	$52.50	2025-10-01	$-	-	$-	$7,499
Harry Webster	-	$-	n/a	$-	-	$-	$-
Richard Bowes (7)	1,429	$14.70	2027-07-24	$-	-	$-	$3,001
	1,428	$136.50	2026-08-25	$-	-	$-	$2,999
	4,285	$90.30	2026-04-29	$-	-	$-	$8,999
	1,428	$120.40	2021-01-25	$-	-	$-	$2,999
Total	154,999			$-	3,000	$-	$48,298

(1) Based on the difference between the exercise price of the Option and $2.10, the closing price of the Common Shares on the TSXV on September 30, 2023.

(2) Based on $2.10, the closing price of the Common Shares on the TSXV on September 30, 2023.

(3) The grants were made to Mr. Luxton's private company, DEFSEC Corporation. His 2021 Option grant will vest over two (2) years and his RSU grant will vest over one (1) year.

(4) Mr. Homuth served as CFO of KWESST from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of KWESST.

(5) Mr. MacLeod's 2021 Option grant will vest over two (2) years and his RSU grant will vest over one (1) year. Mr. MacLeod retired from his positions as President, CEO and Director of KWESST on October 31, 2023.

(6) Mr. Archambault joined as our CFO on a part-time basis on October 1, 2020, and transitioned to full-time on April 1, 2021. He also took on the role of VP, Corporate Services and Compliance in October 2021 and Interim Corporate Secretary in May 2022. He resigned from his positions with KWESST on June 12, 2023.

(7) From January 25, 2021 to April 12, 2021, the Company entered into a consulting agreement with Mr. Bowes' private company, Cardinal Defence. Effectively April 12, 2022, Mr. Bowes joined KWESST as a full-time employee until February 28, 2023. From March 1, 2023 to November 15, 2023, the Company entered into a consulting agreement once again with Mr. Bowes' private company, Cardinal Defence.

There was no exercise of stock options during Fiscal 2023.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of option-based awards and share-based awards which vested during the fiscal year ended September 30, 2023 and the value of non-equity incentive plan compensation earned during the fiscal year ended during the year ended September 30, 2023.

	Option-based	Share-based	Non-equity incentive
	awards - value	awards - value	plan compensation -
	vested during	vested during	value earned during
Name	Fiscal 2023 (1)	Fiscal 2023 (2)	Fiscal 2023
David Luxton	$2,631	$-	$-
Sean Homuth (3)	$-	$-	$-
Jeff MacLeod (4)	$2,631	$-	$-
Steven Archambault (5)	$10,260	$4,830	$-
Harry Webster	$-	$-	$-
Richard Bowes (6)	$14,883	$1,649	$130,000

(1) Amounts represent the difference between the exercise price of the Options and the closing price of the Common Shares on the TSXV on the vesting date.

(2) Amounts represent the number of vested Share Units (as defined below) multiplied by the closing price of the Common Shares on the TSXV on the vesting date.

(3) Mr. Homuth served as CFO of KWESST from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of KWESST.

(4) Mr. MacLeod retired from his positions as President, CEO and Director of KWESST on October 31, 2023.

(5) Mr. Archambault joined as our CFO on a part-time basis on October 1, 2020, and transitioned to full-time on April 1, 2021. He also took on the role of VP, Corporate Services and Compliance in October 2021 and Interim Corporate Secretary in May 2022. He resigned from his positions with KWESST on June 12, 2023.

(6) From January 25, 2021 to April 12, 2021, the Company entered into a consulting agreement with Mr. Bowes' private company, Cardinal Defence. Effectively April 12, 2022, Mr. Bowes joined KWESST as a full-time employee until February 28, 2023. From March 1, 2023 to November 15, 2023, the Company entered into a consulting agreement once again with Mr. Bowes' private company, Cardinal Defence.

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

The table below sets out the amount that would have been payable to each NEO that was employed by the Company on September 30, 2023 if had there been a change of control of the Company resulting in termination on September 30, 2023:

			Termination
	Notice	Termination	Without Cause in
	Period	Without Cause (pre-	Connection with
	(months)	Change of Control)	Change of Control
David Luxton
Base fee	12	$630,000	$945,000
Value of unvested options		$-	$-
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$3,001	$3,001
TOTAL		$633,001	$948,001
Sean Homuth
Base pay	12	$630,000	$945,000
Value of unvested options		$-	$-
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$-	$-
TOTAL		$630,000	$945,000
Jeffrey MacLeod
Base pay	12	$160,000	$240,000
Value of unvested options		$-	$-
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$9,301	$9,301
TOTAL		$169,301	$249,301
Harry Webster
Base pay	3	$84,000	$84,000
Value of unvested options		$-	$-
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$-	$-
TOTAL		$84,000	$84,000

(1) Mr. Homuth served as CFO of KWESST from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of KWESST. Amounts represent his most recent employment agreement.

(2) Mr. MacLeod retired from his positions as President, CEO and Director of KWESST on October 31, 2023. As part of his departure, the Company is continuing to pay his base salary and provide benefits for a period of one year with no incentive pay. While this arrangement was verbally agreed to, it continues to be subject to formal agreement with Mr. Macleod.

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

Compensation of Independent Directors

In July 2023, our Board approved the following cash compensation for the independent directors retroactive October 1, 2022:

  $10,000 per quarter; and
  $2,500 per quarter for the Chair of the Audit Committee.

Prior to December 2020, we made no cash compensation to the directors.

The following table sets out the total compensation for our independent directors who served at any time during the year ended September 30, 2023.

		Stock		Non-equity
	Fees	Awards	Option	Incentive Plan	Pension	All Other	Total
Name	Earned	(1)	Awards (2)	Compensation	Value (3)	Compensation	Compensation
John McCoach	$50,000	$-	$25,500	$-	$-	$-	$75,500
Paul Fortin	$40,000	$-	$25,500	$-	$-	$-	$65,500
Paul Mangano	$40,000	$-	$25,500	$-	$-	$-	$65,500

(1) Represents the grant value of RSU awards, based on the closing price of the Common Shares on the TSXV on the grant date.

(2) Represents the grant value of the option awards, using the Black-Scholes option model. The Black-Scholes option model was selected by the Company as it is the most widely adopted and used option-valuation method. For the key inputs used in this valuation mode, refer to Note 16 (c) of the Fiscal 2023 financial statements.

(3) The Company does not have a pension plan.

Outstanding Equity Awards at September 30, 2023

In August 2023, there were 30,000 stock options granted to the independent directors.

The following table sets forth information concerning all the outstanding equity awards held by each of our independent director as at September 30, 2023.

	Option-based awards				Share-based awards
	Number of			Value of		Market or	Market or payout
	securities			unexercised	Number of	payout value of	value of vested
	underlying	Option	Option	in the-	shares or units	share-based	share-based
	unexercised	exercise	expiration	money	of shares that	awards that have	awards not paid
	options (1)	price	date	options(2)	have not vested	not vested (3)	out or distributed
John McCoach	3,571	$67.90	2025-12-15	$-	-	$-	$7,499
	306	$32.90	2023-06-15	$-	-	$-	$643
	10,000	$2.55	2026-08-16	$-	-	$-	$-
Paul Fortin	3,571	$67.90	2025-12-15	$-	-	$-	$7,499
	10,000	$2.55	2026-08-16	$-	-	$-	$-
Paul Mangano	3,571	$67.90	2025-12-15	$-	-	$-	$7,499
	10,000	$2.55	2026-08-16	$-	-	$-	$-

Total	41,019			$-	-	$-	$23,140

(1) The 2023 Option grants to the directors vest over two (2) years. The 2021 Option grants to the directors vest over two (2) years. The 2018 Option granted to Mr. McCoach has fully vested.

(2) Based on the difference between the exercise price of the Option and $2.10, the closing price of the Common Shares on the TSXV on September 30, 2023.

(3) Based on $2.10, the closing price of the Common Shares on the TSXV on September 30, 2023.

There was no exercise of options during Fiscal 2023.

Value Vested or Earned During the Year

The following table sets forth, for each independent director, the value of option-based awards and share-based awards which vested during the fiscal year ended September 30, 2023 and the value of non-equity incentive plan compensation earned during the fiscal year ended during the year ended September 30, 2023. No share-based awards have been granted to our directors since inception.

	Option-based	Share-based	Non-equity incentive
	awards - value	awards - value	plan compensation -
	vested during	vested during	value earned during
Name	Fiscal 2023 (1)	Fiscal 2023 (2)	Fiscal 2023
John McCoach	$-	$-	$-
Paul Fortin	$-	$-	$-
Paul Mangano	$-	$-	$-

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

The maximum number of Common Shares issuable under our LTIP for stock options is 10% of our issued and outstanding Common Shares, subject to adjustment or increase pursuant to the terms of the LTIP. Any stock options that have been cancelled, repurchased, expired, or exercised will again be available under the LTIP. At September 30, 2023, we had 389,907 outstanding stock options, leaving 171,771 stock options available for future grants.

Additionally, the maximum number of Common Shares issuable under our LTIP in respect of RSUs, DSUs, SARs, and PSUs (collectively "Share Units") is 407,274. At September 30, 2023, we had 401,060 Share Units available for future grants.

The following is a summary of the salient terms of the equity-based awards available under our amended LTIP. For a more fulsome disclosure of our LTIP, a copy of our amended LTIP is available on SEDAR+ website at www.sedarplus.com.

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

Vesting Provision

No award issued under the LTIP, other than Options, may vest before the date that is one year following the date it is granted or issued. Notwithstanding this provision, vesting may be accelerated for a Participant who dies or who ceases to be an eligible Participant under the LTIP in connection with a change of control, takeover bid, RTO, or other similar transaction.

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

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the details as at September 30, 2023, the end of our most recently-completed fiscal year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance under our LTIP.

Equity Compensation Plans Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity Compensation Plans (excluding securities listed in column (a))
	(a)	(b)	(c)
Equity Compensation Plans approved by shareholders - LTIP	Share Units: 6,214	Share Units: $nil	Share Units: 401,060
	Options: 389,907	Options: $2.8	Options: 171,771
Equity Compensation Plans not approved by shareholders	n/a	n/a	n/a

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

As of September 30, 2023, we did not have any service contracts with any of our independent directors.

Board Nomination

The identification of potential candidates for nomination as our directors is carried out by all directors, who are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals and business contacts.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

As at the date of this document, no current director or executive officer of the Company is, or within the ten years prior to the date of this document has been, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a) was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order") while that person was acting in that capacity; or

(b) was subject to an Order that was issued after the current director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer except in the following cases:

Mr. Sean Homuth previously served as the Chief Financial Officer of North Bud Farms Inc. ("North Bud") from October 2019 to December 2019. Subsequently, Mr. Sean Homuth was appointed as the Chief Executive Officer of North Bud in January 2020. On March 31, 2020, a management cease trade order was issued by the Ontario Securities Commission against Mr. Homuth in respect of North Bud. On June 3, 2023, the Ontario Securities Commission issued a cease trade order in connection with North Bud's failure to file financial statements, management's discussion and analysis and officer's certifications. At of the date hereof, the cease trade order has not yet been revoked.

Furthermore, on January 2, 2024, a management cease trade order was issued by the Ontario Securities Commission against Mr. Homuth in connection with the Company's failure to file financial statements, annual information form, management's discussion and analysis and officer's certifications for the year ended September 30, 2023.

On January 2, 2024, a management cease trade order was issued by the Ontario Securities Commission against Mr. Kris Denis, the interim Chief Financial Officer of the Company, in connection with the Company's failure to file financial statements, annual information form, management's discussion and analysis and officer's certifications for the year ended September 30, 2023.

Bankruptcy

To the knowledge of the Company, as at the date of this document, no current director, executive officer, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the ten years prior to the date of this document has:

(a) been a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the current or proposed director, executive officer or shareholder.

except in the following case:

John McCoach was formerly a director and interim CEO of Nautilus Minerals Inc., a Toronto Stock Exchange listed company. Nautilus Minerals Inc. was not able to secure the funding it needed to proceed with its projects. In 68 February 2019, Nautilus Minerals Inc. filed for creditor protection under the Companies' Creditors Arrangement Act (Canada).

Penalties and Sanctions

None of our current directors or executive officers has, within the past ten years, been subject to any penalties or sanctions imposed by a court or by a securities regulatory authority relating to securities legislation or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision, with the exception of the following:

On November 25, 2015, L-3, EOTECH, and Paul Mangano, who was then President of EOTECH, (collectively, the "Defendants") entered into a Settlement. The complaint alleged that EOTECH sold defective holographic weapon sights to the U.S. Department of Defense, the U.S. Department of Homeland Security, and the Federal Bureau of Investigation during the period from 2007 through 2014 and that the Defendants became aware that design defects in EOTECH's sights caused them to fail in cold temperature and humid environments. The Government of the United States alleged in its complaint that although EOTECH was contractually obligated to disclose these defects to the military, the Defendants nevertheless concealed them until they believed that EOTECH had product improvements that would correct the defects, and even then failed to disclose the nature and severity of the defects. Under the Settlement, the Defendants admitted, acknowledged and accepted responsibility for several claims. Mr. Mangano admitted, acknowledged and accepted responsibility.

L-3 paid the Settlement Amount of USD $25.6 million and the Government of the United States released the Defendants and all of their at-that-time and former officers, directors and employees from any civil or administrative monetary claims the United States has for the conduct covered in the complaint under the False Claims Act, the Civil Monetary Penalties Law, the Program Fraud Civil Remedies Act, the Financial Institutions Reform, Recovery and Enforcement Act, the Contract Disputes Act and the common law theories of breach of contract, payment by mistake, unjust enrichment and fraud. The Settlement does not contain any sanctions or penalties imposed on Mr. Mangano and Mr. Mangano did not pay any portion of the Settlement Amount.

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

D. Employees

The following table sets forth the number of employees we had at the end of each fiscal period:

Year	Full Time	Part Time	Total
Fiscal 2021	17	0.6	17.6
Fiscal 2022	17	1.2	18.2
Fiscal 2023(1)	28	1.2	29.2

(1) Includes 5 full-time consultants at September 30, 2023.

None of our employees are members in a labor union.

E. Share Ownership

As of January 17, 2024, the NEOs named in this Annual Report as well as our current directors and executive officers, as a group, beneficially owned a total of 230,672 Common Shares, representing beneficial ownership of 4.1 % of the Common Shares.

The table below sets forth the number of Common Shares beneficially owned by the NEOs named in this Annual Report as well as our directors and executive officers as of January 17, 2024. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options, RSUs, and warrants that are exercisable within 60 days from the above date, including "out-of-the money" options. The percentages shown below are based on 5,616,782 outstanding Common Shares as of January 17, 2024, plus 6,812,608 Common Shares underlying options, RSUs and warrants that are exercisable within 60 days for the indicated beneficial owner for an aggregate total of 12,429,390.

Shareholdings of Directors and Executive Officers

					Number of
					Common
					Shares	Percent of
	Common	Exercisable	Convertable	Exercisable	Beneficially	Outstanding
Name of Beneficial Owner	Shares held	Options	RSUs	Warrants	Owned	Common Shares
David Luxton (1)	76,080	18,929	-	39,005	134,014	1.08%
Sean Homuth	-	13,750	-	-	13,750	0.11%
Jeffrey MacLeod (2)	141,361	3,929	3,000	12,000	160,290	1.29%
John McCoach	1,566	6,071	-	201	7,838	0.06%
Paul Mangano	4,610	6,071	-	11	10,692	0.09%
Paul Fortin	100	6,071	-	11	6,182	0.05%
Steven Archambault	4,414	8,571	-	1,192	14,177	0.11%
Harry Webster	-	-	-	-	-	0.00%
Richard Bowes	941	8,573	-	-	9,514	0.08%
Rick Hillier	-	2,500	-	-	2,500	0.02%
Kris Denis	1,600	2,500	-	-	4,100	0.03%
Total	230,672	76,965	3,000	52,420	363,057	2.92%

(1) Includes 68,032 common shares, 1,429 exercisable options and 35,420 exercisable warrants held by Mr. Luxton's private company, Defsec.

(2) Includes 141,361 common shares held by Mr. MacLeod's private company, 2573685 Ontario Inc.

Refer to section titled, Compensation, for the details of the options held by our directors and executive officers as at September 30, 2023. We have since not granted any further options.

We do not have any other equity arrangements for involving employees in our capital, except for the grant of Security-Based Compensation Awards pursuant to our LTIP at the discretion of the Board.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our best knowledge, the following are our only shareholders that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to our Common Shares as at January 17, 2024.

Name of Shareholder	Number of Common Shares	Percentage of Common Shares
AIGH Capital (1)	556,175	9.90%
The Hewlett Fund LP (2)	559,000	9.95%

Notes:

(1) Based on information provided by AIGH Capital in connection with the Private Placement and includes Common Shares subscribed for in the Private Placement.

(2) Based on information provided by The Hewlett Fund LP in connection with the Private Placement and includes Common Share subscribed for in the Private Placement.

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

Since the closing of the U.S. IPO and Canadian Offering, we now have two institutional shareholders (as noted in the above table) with more than 5% beneficial ownership of the outstanding Common Shares. This major shareholder does not have different voting rights from other shareholders. At January 12, 2024, there were a total of 54 record holders of our Common Shares, of which 9 record holders were resident in the United States, holding a total of 3,723,362 Common Shares, based on available information. This number represents approximately 66.3% of our total issued and outstanding Common Shares at that date.

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

B. Related Party Transactions

To our knowledge, none of our directors or executive officers, nor any of our subsidiaries or insiders, nor any of our shareholders owning more than 10% of our voting shares, and no person with ties to any of the aforementioned, nor any member of the same group, has had or expects to have an interest in any transactions concluded since the beginning of Fiscal 2021 that has had or could have a material impact on us, or in any projected transactions, except as described below.

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

Employment and Consulting Agreements

We have entered into a professional services agreement with DEFSEC to obtain Executive Chairman services from David Luxton and employment agreements with Sean Homuth and Harry Webster (see Item 6.B. - Compensation - Employment and Consulting Agreements).

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

Related Party Loans

All related party loans were repaid in December 2022. During Fiscal 2023, we did not enter into any related party loans.

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

For other immaterial related party transactions, refer to Note 11 of the audited consolidated financial statements for Fiscal 2023.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

This Annual Report contains the Company's our audited consolidated financial statements as at and for the year ended September 30, 2023, the year ended September 30, 2022, and the year ended September 30, 2021. The audit reports of KPMG LLP are included therein.

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

B. Significant Changes

Except as otherwise disclosed in this Annual Report, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the year ended September 30, 2023.

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

Directors

Article 17 of the Articles deals with a directors' disclosable interest (as defined in the BCBCA) in contracts or transactions into which the Company has entered or proposes to enter. Article 17.2 provides that a director who holds such a disclosable interest is not entitled to vote on any directors' resolution to approve such contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

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

Ownership Threshold

There are no provisions in the Company's constating documents or under applicable corporate law requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer's outstanding voting securities. This threshold is higher than the 5% threshold under U.S. securities legislation at which stockholders must report their share ownership.

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

Description of Capital Structure

Our authorized share structure consists of an unlimited number of Common Shares without par value, of which 5,616,782 Common Shares were issued and outstanding as of January 17, 2024. All of the issued Common Shares are fully paid and non-assessable common shares in the capital of the Company. The Company does not own any of its Common Shares.

C. Material Contracts

We are a party to the following contracts which management currently considers to be material to the Company and our assets and operations.

  DEFSEC Purchase Agreement
  GhostStep Technology Purchase Agreement
  CPC Escrow Agreement
  Surplus Security Escrow Agreement between KWESST Micro Systems Inc. and TSX Trust Company, dated September 17, 2020 (the "Surplus Security Escrow Agreement")
  Value Security Escrow Agreement between KWESST Micro Systems Inc. and TSX Trust Company, dated September 17, 2020 (the "Value Security Escrow Agreement")
  GDMS MPSA

  CounterCrisis Technology Subcontractor Agreement between KWESST Micro Systems Inc. and CounterCrisis Technology, dated July 6, 2022
  Professional Services Agreement among KWESST Inc., DEFSEC Corporation and David Luxton, dated October 1, 2019 (the "Luxton Agreement")
  Canadian Government Contract
  Amended and Restated Employment Contract between KWESST Inc. and Sean Homuth, dated November 27, 2023 (the "Homuth Agreement")
  Placement Agency Agreement
  Securities Purchase Agreement
  Registration Rights Agreement
  Employment contract between KWESST Inc. and Harry Webster, dated August 28, 2023 (the "Webster Agreement")
  Employment contract between KWESST Inc. and Kris Denis, dated November 27, 2023 (the "Denis Agreement")

The terms and conditions of these material contracts are described below.

DEFSEC Purchase Agreement

See Note 4(b) of the audited consolidated financial statements for Fiscal 2023.

GhostStep Technology Purchase Agreement

See Note 4(b) of the audited consolidated financial statements for Fiscal 2023.
CPC Escrow Agreement

Upon completion of the initial public offering of Foremost on the TSXV on June 15, 2018, the Common Shares for the insiders of Foremost were subject to a three-year escrow period, to be released in in the manner described in Item 3.D. - The release of securities currently held in escrow may adversely impact the price of our Common Shares, Warrants and/or other outstanding securities.

Surplus Security Escrow Agreement

Pursuant to the TSXV Policy 5.4, at the closing of the QT certain holders of our Common Shares were subject to a three-year escrow, to be released in in the manner described in Item 3.D. - The release of securities currently held in escrow may adversely impact the price of our Common Shares, Warrants and/or other outstanding securities.

In the event we graduate from Tier 2 to Tier 1 on the TSXV, then the escrowed securities will be subject to accelerated releases in accordance with TSXV policy.

Value Security Escrow Agreement

Pursuant to the TSXV Policy 5.4, at closing of the QT certain holders of our Common Shares were subject to a three-year escrow, to be released in in the manner described in Risk Factors - The release of securities currently held in escrow may adversely impact the price of our Common Shares, Warrants and/or other outstanding securities.

In the event we graduate from Tier 2 to Tier 1 on the TSXV, then the escrowed securities will be subject to accelerated releases in accordance with TSXV policy.

GDMS MPSA

On December 1, 2021, we entered into a Master Professional Services Agreement with General Dynamic Mission Systems - Canada.

See Item 4.B.. - Business Overview - Economic Dependence.

Counter-Crisis Technology Subcontractor Agreement

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

See Item 4.A. - History and Development of the Company - Events in the Development of the Business Fiscal 2022 Highlights.

Luxton Agreement

See Item 6.B. - Employment and Consulting Agreements - David Luxton.

Canadian Government Contract

On May 2, 2023, we announced that DND awarded a CAD$136 million dollar five-year defense contract to the JV Group (KWESST, Akkodis (MODIS) Canada and Thales Canada). KWESSTs workshare under the joint venture agreement is up to 20% which would represent approximately CAD$27.2M (or an average of CAD$5.4M per year) of the contract. The contract is a professional services agreement whereby KWESST will provide qualified software and sustainment resources engineering (at rates agreed to in the contract) on a task-based (as-and-when requested basis) to develop specialized (Government of Canada owned) software applications for Land (Canadian Army) Command, Control, Communications, Computers Intelligence, Surveillance and Reconnaissance (LC4ISR) systems.

Homuth Agreement

See Item 6.B. - Employment and Consulting Agreements - Sean Homuth.

Placement Agency Agreement, Securities Purchase Agreement, and Registration Rights Agreement

See Item 5.A. - Operating Results - Overview

Webster Agreement

See Item 6.B. - Employment and Consulting Agreements - Harry Webster.

Denis Agreement

On June 26, 2023, we entered into an employment agreement, with effective date of June 26, 2023, with Mr. Denis to serve as Corporate Controller. Mr. Denis receives an annual base salary of CAD$125,000, may receive an annual bonus in an amount determined and approved by the Board, and three weeks of vacation per year. Mr. Denis may also receive, subject to approval of the Board, stock options and restricted stock units ("RSUs") with amount determined at the Board's discretion and vesting in accordance with the terms of the Company's LTIP plan. On November 27, 2023, Mr. Denis was appointed Interim CFO and Chief Compliance Officer and his employment agreement was amended and restated. Mr. Denis' salary was increased to $175,000, an annual incentive bonus up to 40% of his annual salary, four weeks of vacation per year, his employment may be terminated upon payment of a lump sum equal to 26 weeks salary plus accrued bonus and all security-based compensation held become vested if terminated prior to the first anniversary from the November 27, 2023 contract date. This lump sum is increased by one week per completed year of service to a maximum of 38 weeks and in the event of a change in control, the foregoing is changed from 26 weeks to 52 weeks and the reference to 38 weeks is changed to 64 weeks.

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

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a "non-Canadian" not acquire "control" of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development, where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. "Non-Canadian" generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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

  an individual who is a citizen or resident of the U.S.;
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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders or investors in such S corporations); (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (k) U.S. expatriates or former long-term residents of the U.S., (l) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States, (m) are subject to special tax accounting rules with respect to Common Shares, or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Passive Foreign Investment Company ("PFIC") Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder's holding period for its Common Shares, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for its most recently completed tax year and based on current business plans and financial expectations, the Company does not anticipate that it will be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

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

The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain "look-through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

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

Certain Canadian Federal Income Tax Consequences

The following summarizes certain Canadian federal income tax consequences generally applicable under the Tax Act and the Canada-U.S. Tax Convention to the holding and disposition of Common Shares.

This summary is restricted to holders of Common Shares each of whom, at all material times for the purposes of the Tax Act and the Canada-U.S. Tax Convention:

(i) are resident solely in the United States for the purposes of the Canada-U.S. Tax Convention;

(ii) are entitled to the benefits of the Canada-U.S. Tax Convention and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention;

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.edgar.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR+, the Canadian equivalent of EDGAR.

Copies of our material contracts are kept at our registered office.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of financial risks arising through the normal course of business, including interest rate risk, foreign currency risk, credit risk, and liquidity risk. Refer to Note 23 of our audited consolidated financial statements for Fiscal 2023 (for the years ended September 30, 2023, 2022 and 2021).

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings and Rule 13a-15(b) of the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures ("DC&P") (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as of the end of the period covered and disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including out principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified un the rule and forms of the Canadian Securities Administrators and SEC.

Based upon the evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were not effective as of September 30, 2023 at the reasonable assurance level due to the material weaknesses described below under "Management's Assessment on Internal controls over Financial Reporting." As a result of the material weaknesses identified, we performed additional analysis and other post-closing procedures. Notwithstanding these material weaknesses, management has concluded that the consolidated financial statements included in their Annual Report present fairly, in all material respects, the financial position of the Company as at September 30, 2023 in conformance with International Financial Reporting Standards as issued by the International Accounting Standards Board and our external auditors have issued an unqualified option on our consolidated financial statements as of and for the year ended September 30, 2023.

B. Management's Annual Report on Internal Control Over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and as required by Rule 13a-15(f) of the Exchange Act, management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"), The Company's management, including the CEO and CFO, and designed ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Disclosure controls and procedures ("DC&P")

Our CEO and Interim CFO are responsible for establishing and maintaining our DC&P. These DC&P are designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. Our CEO and Interim CFO have evaluated the design and effectiveness of our DC&P at the end of the quarter and based on the evaluation have concluded that, as a result of the material weakness described below, our DC&P were not effective as at September 30, 2023.

The material weakness in ICFR described below create a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis. As a result of the identification of this material weakness, we performed additional analysis and other post-closing procedures.

Internal Controls over Financial Reporting

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgement and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management, under the supervision and with the participation of our CEO and CFO and oversight of the Board, evaluated the effectiveness of our ICFR as at September 30, 2023 against the COSO Framework. Based on this evaluation, Management concluded that material weaknesses existed as of September 30, 2023, as described below, and due to these material weaknesses, ICFR is not effective as of September 30, 2023.

Ineffective control environment: The Company did not have an effective control environment due to the lack of a sufficient complement of fully trained personnel in financial reporting, accounting and IT with assigned responsibility and accountability related to ICFR. This material weakness contributed to the other material weaknesses below.

Spreadsheet Controls: The Company did not implement and maintain effective controls surrounding certain spreadsheets. Spreadsheets are inherently prone to error due to the manual nature, which increases the risk of human error. The Company's controls related to complex spreadsheets did not address all identified risks associated with manual data entry, review of inputs into management assumptions and estimates, completeness of data entry, and the accuracy of mathematical formulas, impacting complex spreadsheets used in revenue, inventory, impairment and financial closing processes.

IT General Controls: The Company had an aggregation of deficiencies within its IT general controls across multiple systems, including deficiencies related to segregation of duties, user access and change management. As a result, the Company concluded that its process-level automated and manual controls in the areas of journal entries and financial reporting that are dependent on IT general controls, information, and data derived from affected IT systems were also ineffective because they could have been adversely impacted.

Management Review Controls: The Company did not consistently have documented evidence of management review controls and did not always maintain segregation of duties between preparing and reviewing analyses and reconciliations with respect to revenue, inventory, purchasing, and financial closing.

For the year ended September 30, 2023, KWESST is considered an Emerging Growth Company and, thus, is excluded from the audit requirements of S. 404(B). Accordingly, the Company's auditors have not issued a report on the effectiveness of Internal Controls over Financial Reporting.

Remediation Plan

Late in the second half of the fiscal year, and subsequent to the fiscal year-end, the Company strengthened its ability to remediate the above noted material weaknesses with the addition of:

- Additional qualified finance and HR staff;

- Addition of qualified CPAs in both the CFO and CEO roles;

- Engagement of an external IT consultant and reorganizing accountability for IT general controls within the Company's management team with a qualified internal leader.

These measures have made improvements to the deficiencies that aggregate to form the material weaknesses identified above. Management, with oversight from the Audit Committee will continue to implement remediation measures related to the identified material weaknesses with a focus on enhancing business processes and controls as the company continues to mature. Management will additionally:

- Review its IT strategy and investigating ways to improve key software applications and investigating ways to improve key software applications.

- Review key business processes and controls to determine where further system reliance can potentially mitigate the use of complex spreadsheets, improve segregation of duties, and reduce reliance on manual management review controls.

- Improve control tools and templates to aide with the sufficient and consistent documentation of review controls and procedures.

We believe these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above.

C. Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies.

D. Changes in Internal Controls Over Financial Reporting

In Fiscal 2023, the Company underwent a series of changes that materially affected areas reasonably likely to continue to materially affect the Company's ICFR. Management has continued efforts to develop and enhance the performance of ICFR, including reducing complexity in the organization's application environment and physical footprint. The addition of additional qualified finance and HR staff as well as the appointment of its CFO and CEO who are both experienced and qualified CPAs, will have a positive effect on the Company's ability to remediate its internal control deficiencies.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that John McCoach qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the Board who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or Board.

ITEM 16B. CODE OF ETHICS

Effective January 16, 2023, we adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees, including our CEO and CFO, which is a "code of ethics" as defined in section 406(c) of the Sarbanes-Oxley Act. The Code of Business Conduct and Ethics sets out the fundamental values and standards of behavior that we expect from our directors, officers and employees with respect to all aspects of our business.

If we grant any waiver of the Code of Business Conduct and Ethics, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such waiver on its website to the extent required by, and in accordance with, the rules and regulations of the SEC.

The full text of the Code of Business Conduct and Ethics is posted on our website at www.kwesst.com and the System for Electronic Document Analysis and Retrieval (SEDAR+) profile at www.sedarplus.com. The information on or accessible through the website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of the website address in this Annual Report is only for reference.

The Audit Committee is responsible for reviewing and evaluating the Code of Business Conduct and Ethics periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Audit Committee will also assist the Board with the monitoring of compliance with the Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees paid and payable to our external auditor, KPMG LLP (PCAOB ID 85) during the financial years ended September 30, 2023 and 2022 were as follows:

	2023 Fee Amount ($)	2022 Fee Amount ($)
Audit Fees(1)	$406,600	$508,250
Audit-Related Fees(2)	40,179	13,910
Tax Fees(3)	56,603	47,223
All Other Fees(4)	-	-
Total:	$503,382	$569,383

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

Not applicable.

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

  Shareholder Approval Requirement: Nasdaq Stock Market Rule 5635(d) ("Rule 5635(d)") requires shareholder approval prior to a transaction involving the sale or issuance of a company's common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company's outstanding shares of common stock or 20% or more of the voting power prior to issuance. In lieu of following Rule 5635(d), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 - Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-51 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board include:

Consolidated Financial Statements of

KWESST MICRO SYSTEMS INC.

Years ended September 30, 2023, 2022, and 2021

(Expressed in Canadian Dollars)

KWESST MICRO SYSTEMS INC.

Table of contents for the years ended September 30, 2023, 2022, and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors KWESST Micro Systems Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of KWESST Micro Systems Inc. (the Company) as of September 30, 2023 and 2022, the related consolidated statements of net loss and comprehensive loss, shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended September 30, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and its financial performances and its cash flows for each of the years in the two-year period ended September 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Ottawa, ON

January 17, 2024

F-1 | Page

KWESST MICRO SYSTEMS INC.

Consolidated Statements of Financial Position

At September 30, 2023 and 2022

		September 30,	September 30,
In Canadian dollars	Notes	2023	2022

ASSETS
Cash and cash equivalents		$5,407,009	$170,545
Restricted short-term investment	12	30,000	30,000
Trade and other receivables	5	300,269	171,882
Inventories	6	542,388	393,538
Prepaid expenses and other		562,408	122,166
Deferred share offering costs		-	628,262
Current assets		6,842,074	1,516,393

Property and equipment	7	417,296	832,481
Right-of-use assets	8	361,036	208,131
Deposit	8	26,076	23,604
Intangible assets	9	4,112,350	4,742,854
Non-current assets		4,916,758	5,807,070
Total Assets		$11,758,832	$7,323,463

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	10	$1,649,876	$4,459,481
Accrued royalties liability	4(b)	150,000	150,000
Lease obligations	13	127,116	69,150
Borrowings	12	-	2,199,978
Contract liabilities	14	120,970	47,271
Warrant liabilities	15	4,335,673	-
Current liabilities		6,383,635	6,925,880

Accrued royalties liability	4(b)	1,137,170	1,115,207
Lease obligations	13	302,407	206,471
Borrowings	12	-	78,796
Non-current liabilities		1,439,577	1,400,474
Total Liabilities		7,823,212	8,326,354

Shareholders' Equity (Deficit)
Share capital	16(a)	33,379,110	19,496,640
Warrants	16(b)	1,042,657	1,959,796
Contributed surplus	16(c)	4,769,115	3,551,330
Accumulated other comprehensive loss		(39,663)	(101,418)
Accumulated deficit		(35,215,599)	(25,909,239)
Total Shareholders' Equity (Deficit)		3,935,620	(1,002,891)

Total Liabilities and Shareholders' Equity (Deficit)		$11,758,832	$7,323,463

See Note 2(a) Going concern and Note 27 Commitments and contingencies.

See accompanying notes to the consolidated financial statements.

On behalf of the Board of Directors:

(signed) Paul Mangano, Director	(signed) David Luxton , Director

F-2 | Page

KWESST MICRO SYSTEMS INC.
Consolidated Statements of Net Loss and Comprehensive Loss
Years ended September 30, 2023, 2022 and 2021

	September 30,	September 30,	September 30,
In Canadian dollars	2023	2022	2021

Revenue	$1,234,450	$721,519	$1,275,804
Cost of sales	(1,425,828)	(536,735)	(798,888)
Gross profit	(191,378)	184,784	476,916

Operating expenses
General and administrative	7,244,762	4,915,263	4,057,167
Selling and marketing	3,024,283	3,296,373	3,484,159
Research and development, net	1,644,565	2,064,493	2,138,138
Total operating expenses	11,913,610	10,276,129	9,679,464

Operating loss	(12,104,988)	(10,091,345)	(9,202,548)

Other income (expenses)
Share issuance costs	(1,985,074)	-	-
Net finance costs	(668,034)	(506,002)	(107,751)
Foreign exchange gain (loss)	(98,275)	28,780	(3,742)
Change in fair value of warrant liabilities	5,841,192	-	-
Loss on disposal of property and equipment	(291,181)	(1,165)	(1,331)
Total other income (expenses), net	2,798,628	(478,387)	(112,824)

Loss before income taxes	(9,306,360)	(10,569,732)	(9,315,372)

Income tax recovery
Deferred tax recovery	-	49,442	-
Net loss	$(9,306,360)	$(10,520,290)	$(9,315,372)

Other comprehensive income:

Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	61,755	(92,427)	(8,991)
Total comprehensive loss	$(9,244,605)	$(10,612,717)	$(9,324,363)

Net loss per share
Basic and diluted	$(2.28)	$(14.41)	$(14.72)

Weighted average number of shares outstanding
Basic and diluted	4,082,275	730,302	632,721

See accompanying notes to the consolidated financial statements.

F-3 | Page

KWESST MICRO SYSTEMS INC.

Consolidated Statements of Changes in Shareholders' Equity (Deficit)

Years ended September 30, 2023, 2022 and 2021

In Canadian dollars								Total
			Contingent		Contributed	Translation		Shareholders'
	Notes	Share capital	shares	Warrants	surplus	reserve	Deficit	Equity (Deficit)
Balance, September 30, 2020		9,374,563	-	277,170	306,708	-	(6,073,577)	3,884,864
Shares issued for debt	16(a)	63,866	-	-	-	-	-	63,866
Warrants exercised	16(b)	815,307	-	(175,741)	-	-	-	639,566
Shares and warrants issued on asset acquisition	4(b)	1,290,000	-	425,000	-	-	-	1,715,000
Shares for amended license		137,000	-	-	-	-	-	137,000
Shares and warrants issued for cash	16(a),(b)	4,721,818	-	1,280,654	-	-	-	6,002,472
Stock options and warrants exercised	16(c)	1,639,695	-	41,306	(531,263)	-	-	1,149,738
Share-based compensation	16(c)	-	-	-	2,462,207	-	-	2,462,207
Restricted share units vested	16(c)	12,498	-	-	(12,498)	-	-	-
Share offering costs	16(a)	839,679	-	-	233,057	-	-	(606,622)
Other comprehensive loss		-	-	-	-	(8,991)	-	(8,991)
Net loss		-	-	-	-	-	(9,315,372)	(9,315,372)
Balance, September 30, 2021		$17,215,068	$-	$1,848,389	$2,458,211	$(8,991)	$(15,388,949)	$6,123,728
Shares issued for debt	16(a)	19,000	-	-	-	-	-	19,000
Shares and warrants issued on acquisition	4(a)	377,503	83,319	132,000	-	-	-	592,822
Shares and warrants issued for cash	16(a),(b)	272,000	-	72,000	-	-	-	344,000
Contingent shares converted to common shares	4(a)	83,319	(83,319)	-	-	-	-	-
Warrants exercised	16(b)	277,098	-	(61,173)	-	-	-	215,925
Warrants expired	16(b)	-	-	(31,420)	31,420	-	-	-
Share-based compensation	16(c)	-	-	-	1,960,072	-	-	1,960,072
Shares for vested RSUs and PSUs	16(c)	874,840	-	-	(874,840)	-	-	-
Vested RSUs and PSUs repurchased for	16(c)	-	-	-	(23,533)	-	-	(23,533)
Shares issued for unsecured loans	12	411,692	-	-	-	-	-	411,692
Share offering costs	16(a)	(33,880)	-	-	-	-	-	(33,880)
Other comprehensive loss		-	-	-	-	(92,427)	-	(92,427)
Net loss		-	-	-	-	-	(10,520,290)	(10,520,290)
Balance, September 30, 2022		$19,496,640	$-	$1,959,796	$3,551,330	$(101,418)	$(25,909,239)	$(1,002,891)
Shares issued for public offering	16(a)	16,725,436	-	-	-	-	-	16,725,436
Share offering costs	16(a)	(3,671,791)	-	393,911	125,086	-	-	(3,152,794)
Shares issued for debt	16(a)	233,485	-	-	-	-	-	233,485
Options exercised	16(c)	5,836	-	-	(1,789)	-	-	4,047
Warrants exercised	16(b)	60,000	-	(60,000)	-	-	-	-
Warrants expired	16(b)	-	-	(1,251,050)	1,251,050			-
Share-based compensation	16(c)	-	-	-	373,554	-	-	373,554
Shares for vested RSUs and PSUs	16(c)	529,504	-	-	(529,504)	-	-	-
Vested RSUs and PSUs repurchased for withholding taxes		-	-	-	612	-	-	612
Other comprehensive income		-	-	-	-	61,755	-	61,755
Net loss		-	-	-	-	-	(9,306,360)	(9,306,360)
Balance, September 30, 2023		$33,379,110	$-	$1,042,657	$4,769,115	$(39,663)	$(35,215,599)	$3,935,620

See accompanying notes to the consolidated financial statements.

F-4 | Page

KWESST MICRO SYSTEMS INC.

Consolidated Statements of Cash Flows

Years ended September 30, 2023, 2022 and 2021

		September 30,	September 30,	September 30,
In Canadian dollars	Notes	2023	2022	2021

OPERATING ACTIVITIES
Net loss		$(9,306,360)	$(10,520,290)	$(9,315,372)
Items not affecting cash:
Depreciation and amortization	7, 8, 9 and 20	952,508	326,491	140,990
Share-based compensation	16(c)	373,554	1,960,072	2,462,207
Change in fair value of warrant liabilities (including related
foreign exchange gain)	15	(5,786,593)	-	-
Net finance costs	21	668,033	506,002	107,751
Impairment of intangible assets	9	1,169,440	-	55,376
Loss on disposals		291,181	1,165	1,331
Shares for amended licence		-	-	137,000
Deferred tax recovery	22	-	(49,442)	-
Changes in non-cash working capital items	24	(2,310,266)	3,639,822	198,484
Interest paid		(130,126)	(120,416)	(42,980)
Cash used in operating activities		(14,078,629)	(4,256,596)	(6,255,213)

INVESTING ACTIVITIES
Additions of property and equipment	7	(176,949)	(187,478)	(809,964)
Investments in intangible assets	9	(1,123,186)	(1,176,664)	(83,228)
Deposit for advanced royalties	4(b)	(148,410)	-	(150,000)
Purchase of restricted short-term investment	12	-	-	(30,000)
Recognition of open orders from acquisition	9	7,811	87,802	-
Cash acquired on acquisition	4	-	162,547	-
Cash flows used in investing activities		(1,440,734)	(1,113,793)	(1,073,192)

FINANCING ACTIVITIES
Proceeds from U.S. IPO and Canadian Offering, net	16(a)	16,346,768	-	-
Proceeds from the issuance of common shares and warrants	16(a)	7,357,012	344,000	6,002,472
Payments of share offering costs	16(a)	(542,591)	(33,880)	(606,622)
Proceeds from borrowings	12	-	2,543,230	326,000
Payments of deferred financing fees	12	-	(150,409)	-
Repayment of borrowings	12	(2,333,315)	-	(306,000)
Repayments of lease obligations	13	(75,487)	(42,504)	(44,128)
Proceeds from related party advances	11	-	60,000	-
Repayments to related party advances	11	-	(60,000)	(218,276)
Proceeds from exercise of warrants	16(b)	-	215,925	680,872
Proceeds from exercise of stock options	16(c)	4,052	-	1,108,432
Repurchase of vested RSUs and PSUs for withholding taxes		(612)	(23,533)	-
Cash flows provided by financing activities		20,755,827	2,852,829	6,942,750

Net change in cash during the period		5,236,464	(2,517,560)	(385,655)
Cash, beginning of period		170,545	2,688,105	3,073,760

Cash, end of period		$5,407,009	$170,545	$2,688,105

Cash and cash equivalents consist of the following:
Cash held in banks		4,407,009	170,545	2,688,105
Short-term guaranteed investment certificates		1,000,000	-	-
Cash and cash equivalents, end of period		5,407,009	170,545	2,688,105

See Note 24 Supplemental cash flow information.

See accompanying notes to the consolidated financial statements.

5 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

1. Corporate information

a) Corporate information

KWESST Micro Systems Inc. (the "Company", "KWESST", "we", "our", and "us") was incorporated on November 28, 2017, under the laws of the Province of British Columbia. Our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada, and our corporate office is located at Unit 1, 155 Terrence Matthews Crescent, Ottawa, Ontario, Canada. We have representative offices in the following foreign locations: Washington DC (United States), London (United Kingdom), and Abu Dhabi (United Arab Emirates).

We develop and commercialize next-generation technology solutions that deliver a tactical advantage for military, public safety agencies and personal defense markets. Our core mission is to protect and save lives.

KWESST's common stock is listed on the TSX-Venture Exchange ("TSX-V'') under the stock symbol of KWE, on the Nasdaq Capital Market ("Nasdaq") under the stock symbol of KWE and on the Frankfurt Stock Exchange under the stock symbol of 62U. Additionally, warrants issued in the United States are also listed on the Nasdaq under the stock symbol of KWESW. Effective May 1, 2023, the warrants issued in Canada are listed on the TSX-V under the stock symbol of KWE.WT.U.

b) Reverse Stock Split

In August 2022, we submitted a Form F-1 Registration Statement to the U.S. Securities and Exchange Commission and applied to have its common shares listed on the Nasdaq. In connection with KWESST's listing application on Nasdaq, we effected a one for seventy (1-for-70) reverse stock split of its common stock on October 28, 2022 (the "Reverse Split"). Accordingly, all shareholders of record at the opening of business on October 28, 2022, received one issued and outstanding common share of KWESST in exchange for seventy outstanding common shares of KWESST. No fractional shares were issued in connection with the Reverse Split. All fractional shares created by the Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.

Effective on the date of the Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options were proportionately adjusted to reflect the Reverse Split. The restricted share units ("RSUs") and performance stock units ("PSUs") have also been adjusted for the Reverse Split. While the number of warrants has not changed as a result of the Reverse Split, the conversion rate for each warrant was adjusted from one common share to 0.01428571 common share. All information respecting outstanding common shares and other securities of KWESST, including net loss per share, in the current and comparative periods presented herein give effect to the Reverse Split.

2. Basis of preparation

(a) Going concern

These consolidated financial statements have been prepared assuming we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future and can realize our assets and discharge our liabilities and commitments in the normal course of business.

As an early-stage company, we have not yet reached commercial production for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. We have incurred a $9.3 million net loss and negative operating cash flows of approximately $14.1 million for the year ended September 30, 2023 (2022 - $10.5 million net loss and negative operating cash flows of $4.3 million, 2021 - $9.3 million net loss and negative operating cash flows of $6.3 million). At September 30, 2023, we had $0.5 million in positive working capital (2022 - negative working capital of $5.4 million, 2021 - positive working capital of $2.9 million).

F-6 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance including, but not limited to:

•	The market acceptance and rate of commercialization of our product offerings;
•	Ability to successfully execute our business plan;
•	Ability to raise additional capital at acceptable terms;
•	General local and global economic conditions, including the ongoing conflict in Gaza and the global disruption from Russia's invasion of Ukraine.

Our strategy to mitigate these material risks and uncertainties is to execute timely a business plan aimed at continued focus on revenue growth, product development and innovation, improving overall gross profit, managing operating expenses and working capital requirements, and securing additional capital, as needed.

Failure to implement our business plan could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Accordingly, there are material risks and uncertainties that may cast significant doubt about our ability to continue as a going concern.

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

The consolidated financial statements were authorized for issue by the Board of Directors effective on January 17, 2024.

(c) Basis of consolidation

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

F-7 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

At September 30, 2023, we have the following wholly owned subsidiaries:

	Location	Equity %
KWESST Inc.	Ottawa, Canada	100%
2720178 Ontario Inc.	Guelph, Canada	100%
Police Ordnance Company Inc.	Guelph, Canada	100%
KWESST U.S. Holdings Inc.	Delaware, Canada	100%
KWESST Defense Systems U.S. Inc.	Virginia, United States	100%
KWESST Public Safety Systems U.S. Inc.	Virginia, United States	100%
KWESST Public Safety Systems Canada Inc.	Ottawa, Canada	100%

(d) Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars ("CAD"), our functional and presentation currency.

(e) Basis of measurement

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

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements is included in the following notes:

•
Note 4(a) - acquisition of Police Ordnance: whether the consideration transferred, and purchase price allocation assumptions used as inputs in determining the fair value of net assets acquired is reasonable;

•

Note 4(b) - acquisition of PARA OPSTM System: whether the estimated discount rate used to discount the minimum royalty payments is reasonable, and the reasonability of the volatility assumption used in the Black Scholes option model to estimate the fair value of the warrants issued to DEFSEC;

•	Note 12 - unsecured loans: whether the estimated market discount rate used to estimate the fair value of the unsecured loans is reasonable;

•	Note 15 - warrant liabilities: whether the valuation and the volatility assumptions used in the Black Scholes calculations for the warrant liabilities are reasonable;

F-8 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)
•
Note 16(c) - share-based compensation: whether the determination of KWESST's stock volatility, forfeiture rate, and expected life are reasonable in light of its limited operating history, all significant inputs in the valuation model to fair value options granted; and

•

Note 16(c) - broker compensation options: whether the Monte Carlo valuation model and number of simulations, coupled with the volatility assumption, are reasonable to estimate the fair value of these options.

Estimates

Information about assumptions and estimation uncertainties at September 30, 2023, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

•
Note 9 - impairment test of intangible assets: key assumptions underlying recoverable amounts, including current and future market conditions, timing of commercialization, revenue and costs as well as market value inputs; and

•	Note 18 - Revenue: key assumptions underlying the recognition of revenue based on percentage of completion, including remaining hours to complete.

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

For performance obligations satisfied over time, we recognize revenue over time using an input method, based on costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying such performance obligation (for non-recurring engineering services, the input method is based on hours). Under this method, costs that do not contribute to the performance of KWESST in transferring control of goods or services to the customer are excluded from the measurement of progress toward satisfying the performance obligation. In certain other situations, we might recognize revenue at a point in time, when the criteria to recognize revenue over time are not met. In any event, when the total anticipated costs exceed the total anticipated revenues on a contract, such a loss is recognized in its entirety in the period it becomes known.

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

F-9 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

We account for a contract modification, which consists of a change in the scope or price (or both) of a contract, as a separate contract when the remaining goods or services to be delivered after the modification are distinct from those delivered prior to the modification and the price of the contract increases by an amount of consideration to a price which reflects KWESST's stand-alone selling price of the additional promised goods or services. When the contract modification is not accounted for as a separate contract, we recognize an adjustment to revenue on a cumulative catch-up basis at the date of contract modification.

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

F-10 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

We determine the classification of our financial assets on the basis of both the business model for managing the financial assets and the contractual cash flows characteristics of the financial asset. Financial assets are not reclassified subsequent to their initial recognition unless we change our business model for managing financial assets.

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows, and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest of the principal amount outstanding. Financial assets classified at amortized cost are measured using the effective interest method. At September 30, 2023, we classified the following as amortized cost:

  Cash and cash equivalents
  Restricted short-term investment
  Trade and other receivables
  Lease deposit (non-current other asset)

All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. At September 30, 2023, we did not have financial assets classified as FVOCI or FVTPL.

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

We determine the classification of our financial liabilities at initial recognition. We have classified the following as amortized costs:

  Accounts payable and accrued liabilities
  Corporate tax payable
  Lease obligations
  Accrued royalties liability

The warrant liabilities are classified as FVTPL.

Financial liabilities at amortized cost are measured using the effective interest rate method.

De-recognition of financial liabilities

KWESST de-recognizes financial liabilities when its obligations are discharged, cancelled or they expire.
F-11 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

(d) Cash and cash equivalents

Cash and cash equivalents include cash investments in interest-bearing accounts and term deposits which can readily be redeemed for cash without penalty or are issued for terms of three months or less from dated of acquisition.

(e) Inventories

KWESST's inventories may consist of raw materials, work-in-progress ("WIP") and finished goods. Inventories are measured at the lower of cost and net realizable value, with cost being determined using the weighted average cost method. The cost of WIP and finished goods includes the cost of raw materials, direct labour, and overhead. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. At each reporting period, management estimates the provision for obsolete and slow-moving inventory which may be reversed in subsequent periods, should the value subsequently be recovered.

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

F-12 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

We recognize a right-of-use asset and a lease liability at the lease commencement date. The lease obligation is measured at the present value of the lease payments that are not paid at the commencement date of the lease, discounted using its incremental borrowing rate at the inception of the lease. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if we are reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

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

F-13 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

After initial recognition, except for open customer orders, intangible assets are measured at cost less any accumulated amortization and impairment losses. For open customer orders, we reduce the amount when we have delivered under the customer contract, with an offset to accounts receivable (i.e. there is no revenue recognized for acquired open customer orders). Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization begins when the related acquired technology is commercialized. We anticipate the estimated useful life for the current technology assets to be five years once commercialized.

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

Internally generated intangible assets are not systematically amortized as long as they are not available for use i.e. they are not yet in working condition for their intended use. Accordingly, intangible assets such as development costs are assessed for impairment at least once a year, until such date as they are available for use.

(v) Impairment

All intangible assets are periodically reviewed for impairment. Management assesses intangible assets for triggers of impairment, including ability to produce future cash flows and the investments required to reach marketability. The estimated present value of future cash flows associated with the intangible asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, and the resulting loss is directly recognized in profit or loss for the period.

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

(j) Income taxes

Income tax expense comprises of current income tax expense and deferred income tax expense. Current and deferred income taxes are recognized as an expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction which is recognized in other comprehensive income or directly in shareholder's deficiency.

F-14 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

Current income tax

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment or substantive enactment. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority, and we intend to settle our current tax assets and liabilities on a net basis.

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

(l) Share-based compensation

We have a Long-Term Incentive Plan ("LTIP") in which we may grant stock options, restricted share units ("RSUs"), performance stock units ("PSUs"), deferred stock units ("DSUs"), and stock appreciation rights ("SARs") to directors, employees, and consultants. We measure share-based compensation at fair value for all share-based awards granted under the LTIP.

F-15 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

Equity-settled service award

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

(m) Foreign currency

Foreign currency transactions

The financial statements of KWESST and its Canadian wholly owned subsidiaries are measured using CAD as the functional currency. Transactions in currencies other than in CAD are translated at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated to the functional currency at the rates prevailing at that date. Exchange differences on monetary items are recognized in profit or loss in the period in which they arise. Non-monetary items carried at fair value that are denominated in foreign currencies are translated to the functional currency at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the rates at the date of the transaction and are not subsequently retranslated.

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
F-16 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

4. Acquisitions

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

The warrants are exercisable at $1.72 each and will expire on December 15, 2024. As a result of the Reverse Split (see Note 1(b)), each warrant converts into 0.01428571 common share or 70 warrants to receive one common share of KWE.

We issued the 875 contingent common shares to the sellers in April 2022 following the fulfillment of the financial milestone as defined in the share purchase agreement.

We have estimated the fair value as follows:

  Common shares: based on KWESST's closing stock price on December 15, 2021.
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
F-17 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

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

Impact on KWESST's Results of Operations:

The results of operations of Police Ordnance are included in these consolidated statements of net loss and comprehensive loss from December 16, 2021. For the year ended September 30, 2023, Police Ordnance contributed revenue of $375,758 and net loss of $505,733 to our consolidated results.

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

F-18 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

We accounted for the acquisition of the PARA OPSTM pursuant to IFRS 2, Share-Based Payment.

The purchase consideration consisted of:

  14,286 common shares of KWESST; and
  500,000 warrants to purchase our common shares at $0.70 each per 1/70 of a common share (70 warrants for one common share); 25% vesting on the first anniversary of the closing of the acquisition and 25% per annum thereafter. These warrants will expire on April 29, 2026.

Additionally, we will pay 7% royalty on annual sales of the PARA OPSTM system to DEFSEC, net of taxes and duties, up to a maximum of $10 million, subject to minimum annual royalty payments starting in 2022. At the closing of the acquisition, we made an upfront payment of $150,000 as an advance on future royalty payments.

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
F-19 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

We estimated the fair value as follows:

  Common shares: based on KWESST's closing stock price on April 29, 2021.
  Warrants: based on using the Black Scholes option model with the following key inputs:
    a) exercise price of $0.70, 1/70 of the underlying stock price of $1.29;
    b) risk free rate of 0.48%;
    c) expected life of three years; and
    d) expected volatility of 80%.
  Minimum royalty payments: based on the income approach, specifically discounted cash flows, using a discount rate of 13.7% per annum.

During the year ended September 30, 2023, we recorded $170,373 of accretion cost relating to the discounted minimum royalty payments, which is included in net finance costs in the consolidated statements of net loss and comprehensive loss (2022 - $159,451, 2021 - $64,537). As at September 30, 2023, $1,287,170 of accrued royalties liability was outstanding (2022 - $1,265,207, 2021 - $1,105,756).

5. Trade and other receivables

The following table presents a breakdown of our trade and other receivables:

	September 30,	September 30,
	2023	2022
Trade receivables	$68,530	$114,877
Unbilled revenue	5,211	8,881
Sales tax recoverable	226,528	48,124
Other receivable	-	-
Total	$300,269	$171,882

There was no impairment of trade and other receivables during the year ended September 30, 2023 (2022 - $nil).

The following table presents changes in unbilled receivables:

	September 30,	September 30,
	2023	2022
Balance, beginning of period	$8,881	$308,728
Revenue billed during the period	(3,670)	(308,728)
Revenue in excess of billings, net of amounts transferred to trade receivables	-	8,881
Balance, end of period	$5,211	$8,881
Current	$5,211	$8,881
Non-current	$-	$-

6. Inventories

The following table presents a breakdown of our inventories:

F-20 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)
	September 30,	September 30,
	2023	2022
Finished goods	$62,730	$49,643
Work-in-progress	116,435	21,350
Raw materials	363,223	322,545
Total	$542,388	$393,538

There was no impairment of inventories during the year ended September 30, 2023 (2022 - $nil, 2021 - $nil).

7. Property and equipment

 The following is summary of changes in our property and equipment:

			Office
			furniture	LRIP			Sales
	Computer	Computer	and		R&D	Leasehold	demo
Cost	equipment	software	equipment	equipment(1)	equipment	improvements	equipment	Total
Balance at September 30, 2021	$59,757	$-	$90,116	$-	$217,940	$117,237	548,626	$1,033,676
Additions	50,849	5,129	10,817	77,559	21,864	19,800	1,460	187,478
Disposals	(3,800)	-	-	-	-	-	-	(3,800)
Balance at September 30, 2022	$106,806	$5,129	$100,933	$77,559	$239,804	$137,037	550,086	$1,217,354
Additions	37,047	-	8,645	20,099	-	2,680	108,478	176,949
Disposals	-	-	-	-	-	(7,925)	(549,330)	(557,255)
Balance at September 30, 2023	$143,853	$5,129	$109,578	$97,658	$239,804	$131,792	$109,234	$837,048

			Office
			furniture				Sales
	Computer	Computer	and	Moulding	R&D	Leasehold	demo
Accumulated depreciation	equipment	software	equipment	equipment	equipments	improvement	equipment	Total
Balance at September 30, 2021	$18,398	$-	$40,364	$-	$38,287	$16,534	16,444	$130,027
Depreciation	26,762	1,254	19,067	7,002	46,219	27,915	129,262	257,481
Disposals	(2,635)	-	-	-	-	-	-	(2,635)
Balance at September 30, 2022	$42,525	$1,254	$59,431	$7,002	$84,506	$44,449	145,706	$384,873
Depreciation	34,937	1,710	20,753	18,749	50,618	21,141	153,045	300,953
Disposals	-	-	-	-	-	(7,925)	(258,149)	(266,074)
Balance at September 30, 2023	$77,462	$2,964	$80,184	$25,751	$135,124	$57,665	$40,602	$419,752

Carrying value at September 30, 2022	$64,281	$3,875	$41,502	$70,557	$155,298	$92,588	$404,380	$832,481
Carrying value at September 30, 2023	$66,391	$2,165	$29,394	$71,907	$104,680	$74,127	$68,632	$417,296

(1) Low-rate initial production equipment ("LRIP") includes moulds for developing PARA OPSTM device samples.

8. Right-of-use assets

The following table presents our right-of-use assets:

Offices
Balance at September 30, 2021	$266,214
Depreciation	(58,083)
Balance at September 30, 2022	$208,131
Additions	228,020
Depreciation	(75,115)
Balance at September 30, 2023	$361,036

F-21 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

In connection with our current lease, we made a total deposit of $33,726 to be released only at the end of this lease. This was initially recorded at fair value, discounted using the implied interest rate in the lease. At September 30, 2023, $26,076 (2022 - $23,604, 2021 - $21,367) was the carrying value and reported as non-current deposit in the consolidated statements of financial position.

9. Intangible assets

The following table shows a breakdown of our intangible assets:

	KWE Inc	KWE PSSC	KWE PSSC	POC	POC	POC
	PhantomTM	PARA OPSTM	PARA OPSTM	ARWENTM	Customer	Purchase
Cost	System	System	Patent	Tradename	Relationships	Orders	Total
Balance at September 30, 2021	$564,700	$2,906,219	$-	$-	$-	$-	$3,470,919
Additions	584,885	562,996	28,783	-	-	-	1,176,664
Acquisition	-	-	-	44,000	50,000	100,000	194,000
Amortization	-	-	-	(6,968)	(3,959)	-	(10,927)
Recognition of open orders	-	-	-	-	-	(87,802)	(87,802)
Balance at September 30, 2022	$1,149,585	$3,469,215	$28,783	$37,032	$46,041	$12,198	$4,742,854
Additions	19,855	1,091,819	11,512	-	-	-	1,123,186
Impairment charge	(1,169,440)	-	-	-	-	-	(1,169,440)
Amortization	-	(562,640)	-	(8,800)	(5,000)	-	(576,440)
Recognition of open orders	-	-	-	-	-	(7,811)	(7,811)
Balance at September 30, 2023	$-	$3,998,394	$40,295	$28,232	$41,041	$4,387	$4,112,350

The balance at September 30, 2023 for PARA OPSTM represents the acquired technology asset (i.e. intellectual properties), coupled with additional capitalized development costs. As it is available for its intended use, amortization charge was recorded for the year ended September 30, 2023 of $562,240 (2022 - $nil, 2021 - $nil).

ParaOps was tested for impairment at September 30, 2023. The key assumptions used in determining the recoverable amount were that commercialization would be reached by the second half of 2024 and that market penetration would be achieved at prices that would be accepted by the market place. If commercialization is not achieved or is not achieved on a timely basis or market acceptance and penetration is not inline with expectations then this would result in an impairment. The recoverable amount was determined based on value in use based on cash flows over a period of five years.

During the fourth quarter of 2023, the Company determined that the Phantom System was impaired and the asset was written off. The required investment to advance the system to commercialization is considered to be too high and the technology is no longer viable for the Company's operations. The carrying amount of the Phantom System at the beginning of the fiscal year was $1,149,585 and additions of $19,855 were made in the fiscal year. The entire carrying amount of $1,169,440 was written off as an impairment to intangible assets included in the general and administrative expenses in the Consolidated Statement of Net Loss and Comprehensive Loss. This has resulted in an expense in the consolidated statement of net loss.

In connection with Police Ordnance Acquisition (see Note 4(a)), we have recorded the following intangible assets at fair value: ARWENTM tradename, customer relationships and open purchase orders. During the year ended September 30, 2023, we have delivered on most open purchase orders resulting in a decrease of $7,811 (2022 - $87,802). Management has estimated the useful lives of tradename and customer relationships of five and ten years, respectively.
F-22 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)
10. Accounts payable and accrued liabilities

The following table presents a breakdown of our accounts payable and accrued liabilities:

	September 30,	September 30,
	2023	2022
Trade payable	$367,128	$2,292,954
Accrued liabilities	1,189,678	1,045,409
Salary and vacation payable	93,070	1,116,203
Interest payable	-	4,915
Total	$1,649,876	$4,459,481

11.  Related party transactions

Key management personnel compensation

Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of KWESST directly or indirectly, including any of our directors (executive and non-executive).

Key management personnel compensation comprised the following:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2023	2022	2021
Wages and benefits	$505,026	$641,338	$427,252
Consulting fees	628,264	529,529	180,000
Directors compensation	130,000	70,000	85,000
Share-based compensation	167,027	860,400	988,716
Total	$1,430,317	$2,101,267	$1,680,968

The consulting fees relate to compensation to our Executive Chairman (via his private corporation, DEFSEC Corp), as well as compensation to our previous Vice President who was an employee prior to fiscal year 2023 and was included in wages and benefits for fiscal year 2022. Fiscal year 2022 also included a bonus to the Executive Chairman, which was approved by our Board of Directors and paid only after the U.S. IPO and Canadian Offering. Consulting fees also includes fees payable to an independent director for advisory services relating to PARA OPSTM.

Other related party transactions:

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
F-23 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

At September 30, 2023 there was $216,730 (2022 - $672,531) outstanding amount in accounts payable and accrued liabilities due to our officers and directors for unpaid wages, bonuses, director fees and expense reimbursements.

12. Borrowings

	CEBA Term	March 2022	August 2022	Total
	Loans	Loans	Loans	Borrowings
Balance, September 30, 2021	$53,251	$-	$-	$53,251
Assumed from acquisition (Note 4)	26,238	-	-	26,238
Issuance at fair value	-	1,634,283	475,591	2,109,874
Deferred financing fees	-	(74,055)	(76,354)	(150,409)
Net borrowings	79,489	1,560,228	399,237	2,038,954
Adjustment	(5,496)	-	-	(5,496)
Accrued interest and accretion expense	4,803	304,922	11,588	321,313
Foreign exchange loss	-	-	24,523	24,523
Interest paid	-	(100,520)	-	(100,520)
Balance, September 30, 2022	$78,796	$1,764,630	$435,348	$2,278,774
Accrued interest and accretion expense	11,204	274,887	179,096	465,187
Interest paid	-	(39,517)	(63,661)	(103,178)
Repayment of principal	(70,000)	(1,988,000)	(275,315)	(2,333,315)
Settled in equity (Notes 12 and 18)	-	(12,000)	(275,468)	(287,468)
Forgivable amount	(20,000)	-	-	(20,000)

Balance, September 30, 2023	$-	$-	$-	$-

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

As a result of issuing common shares and debt for the first loan of USD$200,000 (or $260,698), in Fiscal 2022 we allocated the gross proceeds to these two financial instruments based on their relative fair value. To measure the fair value of the loan, we used the income approach and estimated a market discount rate of 24% to discount the future cash flows of the loan resulting in an estimated fair value of $214,893. Accordingly, we allocated $214,893 of the $260,698 to the first loan and $45,804 to share capital for the bonus common shares issued (see Note 16(a)).

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

F-24 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

In connection with the August 2022 Loans, we paid a cash finder's fee to a third-party intermediary in the amount of USD$32,000.

March 2022 Loans

On March 11, 2022, we closed an unsecured loan financing with various lenders in an aggregate amount of $1,800,000 and an additional $200,000 on March 15, 2022, for a total of $2,000,000 (the "March 2022 Loans"). Certain directors and officers participated in this financing for an aggregate amount of $74,000. The March 2022 Loans bear interest at a rate of 9.0% per annum, compounded monthly and not in advance, and have a maturity of thirteen months, with KWESST having the option to repay the whole or any part of the March 2022 Loans, without penalty or premium, at any time prior to the close of business on the maturity date. The principal amount is due only at maturity. As part of the terms of the March 2022 Loans, we issued an aggregate of 14,286 bonus common shares to the lenders.

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

Loan Repayments

In December 2022, the Company repaid the remaining balance on the March 2022, August 2022, and CEBA Term Loans, including accrued unpaid interest, net of the total forgivable amount on the CEBA Term loan of $20,000 and a 10% premium on the August 2022 loan. The loans were repaid with a combination of cash and equity.

F-25 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

RBC Credit Facility

We maintain corporate credit cards for our key employees with Royal Bank of Canada ("RBC"). To provide security, we entered into a cash collateral agreement for $30,000 and a general security agreement providing a first lien on all assets. The $30,000 was invested in a short-term guaranteed investment certificate.

13. Lease obligation

We have entered into a long-term office lease contracts which expire on April 30, 2026, May 31, 2026, and October 31, 2026. The office leases include the right to renew for an additional term following its expiry. Management has not included the renewal option because it was deemed too uncertain whether we would renew at September 30, 2023.

Under the current office lease agreements, we have benefited from the following lease inducements:

  Free rent from inception (March 1, 2020) to November 1, 2020;
  Free rent from November 1, 2021, to March 1, 2022; and
  Free rent from August 1, 2023, to October 31, 2023.

The following table presents the movement in our lease obligation for the respective periods:

		Current	Non-current
	Offices	Portion	portion
Balance at September 30, 2021	$307,909	$32,288	$275,621
Lease payments (including interest)	(62,400)	-	-
Interest expense	30,112	-	-
Balance at September 30, 2022	$275,621	$69,150	$206,471
Additions	228,020	-	-
Lease payments (including interest)	(111,903)	-	-
Interest expense	37,785	-	-
Balance at September 30, 2023	$429,523	$127,116	$302,407

The following table presents the contractual undiscounted cash flows for the lease obligations:

	September 30,	September 30,
	2023	2022
Less than one year	$197,367	$93,600
One to five years	361,388	234,000
Total	$558,755	$327,600
F-26 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

14. Contract Liabilities

The following table presents the changes in contract liabilities:

	September 30,	September 30,
	2023	2022
Balance, beginning of fiscal year	$47,271	$-
Acquired in acquisition of POC (see Note 4(a))	-	29,759
Amounts invoiced and revenue deferred	120,970	17,512
Recognition of deferred revenue included in the balance at the beginning of period	(47,271)	-
Balance, end of fiscal year	$120,970	$47,271

15. Warrant liabilities

The following is a reconciliation of warrant liabilities since September 30, 2022:

	U.S. IPO and Canadian Offering			Private Placement		Debt Settlement
		Over-allotment
	2022	Pre-Funded	Over-allotment	2023	Pre-Funded
	Warrants	Warrants	Warrants	Warrants	Warrants	Warrants		Total
Balance, beginning of period	$-	$-	$-	$-	$-	$-		$-
Initial recognition	4,617,451	832,698	536,681	1,528,160	2,778,534	80,617		10,374,141
(Gain) Loss on revaluation of financial instruments	(3,553,175)	(415,996)	(412,247)	(765,212)	(883,961)	(62,476)		(6,093,067)
Exchange gain on revaluation	(21,738)	(2,368)	(3,261)	35,625	46,341	-		54,599
Balance, end of period	$1,042,538	$414,334	$121,173	$798,573	$1,940,914	$18,141	$	$ 4,335,673
Number of outstanding securities as at September 30, 2023	3,226,392	199,000	375,000	1,542,194	930,548	56,141		6,329,275

U.S. IPO and Canadian Offering

On December 9, 2022, we closed the U.S. IPO and the Canadian Offering. In the U.S. IPO, we sold 2.5 million units, consisting of one share of common share and one warrant to purchase one common share. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 199,000 pre-funded common share purchase warrants and 375,000 option warrants. In the Canadian Offering, we sold 726,392 units, each consisting of one common share and one warrant to purchase one common share (see Note 16(a)). In summary, for the U.S. IPO and the Canadian Offering, we have issued 3,226,392 warrants (the "2022 Warrants") with an exercise price of US$5.00 per share. Additionally, the U.S. underwriter exercised its over-allotment option to purchase:

•	199,000 Pre-Funded Warrants with an exercise price of US$0.01 per share for $3.81024 per pre-funded warrant (net of underwriter discount); and
•	375,000 warrants with exercise price of US$5.00 per share for $0.0001 per warrant.

Refer to Note 16(a) for further information on the U.S. IPO and Canadian Offering.

Under IFRS, the above securities are classified as financial liabilities (referred herein as "warrant liabilities") because the exercise price is denominated in U.S. dollars, which is different to our functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL (see Note 3(c)). Gains on revaluation of the warrant liabilities are presented in other income (expenses) on the consolidated statements of net loss and comprehensive loss.

Warrant liabilities

While the warrants issued in the U.S. IPO were listed on Nasdaq and closed at US$0.90 per warrant on December 9, 2022, management concluded that this closing price was not reflective of an active market due to short trading window and therefore not representative of fair value. Accordingly, at inception, the 2022 Warrants were measured at fair value using the Black Scholes option pricing model (Level 2). We used the following assumptions:

F-27 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)
		Over-allotment
	2022	Pre-Funded	Over-allotment
	Warrants (1)	Warrants (2)	Warrants (3)
Number of dilutive securities	3,282,533	199,000	375,000
Exercise price (in USD)	$5.00	$0.01
Share price (in USD)	$4.13	$3.08
Expected life	2.50
Dividend	$-
Volatility	75%
Risk free rate	4.20%
Exchange rate (USD/CAD)	$1.363
Fair value per warrant (CAD)	$1.43	$4.18	$1.43

(1) Includes debt settlement warrants

(2) Fair value is measured at the underlying common share closing price on Nasdaq on December 9, 2022, less US$0.01 exercise price.

(3) Same fair value as calculated for Warrants.

The share price (in USD) for the over-allotment pre-funded warrants was based on the estimated fair value of the common shares issued on December 9, 2022, by deducting the fair value of the warrants of US$1.05 from the US$4.13 Unit price and the exercise price of US$0.01 (see Note 16(a)).

Based on the above fair value, the issuance of the over-allotment pre-funded warrants and warrants to the underwriter resulted in a non-cash charge of $251,877, which is included in the change in fair value of warrant liabilities in the consolidated statements of net loss and comprehensive loss.

At September 30, 2023, we remeasured the fair value of these warrants using the following assumptions:

		Over-allotment
	2022	Pre-Funded	Over-allotment
	Warrants (1) (2)	Warrants (3)	Warrants (1)
Number of securities	3,282,533	199,000	375,000
Nasdaq closing price (in USD)	$0.24	$1.55	$0.24
Exchange rate (USD/CAD)	$1.352	$1.352	$1.352
Fair value per warrant (CAD)	$0.32	$2.08	$0.32

(1) Fair value is based on the Nasdaq closing pricing on September 30, 2023, for the warrants.

(2) Includes debt settlement warrants.

(3) Fair value is measured at the Nasdaq closing price on September 30, 2023, for the underlying common stock less US$0.01 exercise price.

December 2022 Debt Settlement

On December 13, 2022, we entered into share for debt arrangements with existing lenders (see Note 16(a)), which resulted in issuing 56,141 Units, same terms as the Units as issued in the Canadian Offering except that the underlying securities are subject to a four-month hold period. Accordingly, this resulted in issuing 56,141 common shares and 56,141 warrant liabilities with an exercise price of US$5.00 per share and maturing on December 13, 2027. We initially recorded the fair value of the warrant liabilities using the Black Scholes option pricing model with an underlying stock price equivalent to the unit price of US$4.13.

F-28 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

At September 30, 2023, we remeasured the fair value of these warrant liabilities using the Nasdaq closing price on September 30, 2023, of US$0.24. The remeasurement resulted in a change in fair value of warrant liabilities $62,476 for the year ended September 30, 2023, which was reported in the consolidated statements of net loss and comprehensive loss.

Private Placement

On July 21, 2023, we closed an underwritten U.S. private placement for gross proceeds of CAD$7.4 million (US$5.59 million) (see Note 16(a)). As part of the private placement, we have issued 1,542,194 warrants (the "2023 Warrants") with an exercise price of US$2.66 per share. Additionally, 930,548 pre-funded Warrants with an exercise price of US$0.001 per share for US$2.259 per pre-funded warrant were issued.

Refer to Note 16(a) for further information on the private placement.

Under IFRS, the above securities are classified as financial liabilities (referred herein as "warrant liabilities") because the exercise price is denominated in U.S. dollars, which is different to our functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL (see Note 3(c)). Gains on revaluation of the warrant liabilities are presented in Other income (expenses) on the consolidated statements of net loss and comprehensive loss.

Warrant liabilities

The 2023 warrants issued in the private placement were not listed on Nasdaq and does not represent an active market Level 1 input. Accordingly, at inception, the 2023 Warrants were measured at fair value using the Black Scholes option pricing model (Level 2). We used the following assumptions:

	2023	Pre-Funded
	Warrants	Warrants (1)
Number of dilutive securities	1,542,194	930,548
Exercise price (in USD)	$2.66	$0.001
Share price (in USD)	$2.08	$2.08
Expected life	2.50
Dividend	$-
Volatility	67%
Risk free rate	4.44%
Exchange rate (USD/CAD)	$1.321	$1.321
Fair value per warrant (CAD)	$0.99	$1.98

(1) Fair value is measured at the underlying common share closing price on Nasdaq on July 21, 2023, less US$0.001 exercise price.

The share price (in USD) for the pre-funded warrants was based on the estimated fair value of the common shares issued on July 21, 2023, by deducting the fair value of the warrants of US$0.75 from the US$2.26 Unit price and the exercise price of US$0.001 (see Note 16(a)).

F-29 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

At September 30, 2023, we remeasured the fair value of these warrants using the following assumptions:

	2023	Pre-Funded
	Warrants (1)	Warrants (2)
Number of securities	1,542,194	930,548
Nasdaq closing price (in USD)	$-	$1.55
Black Scholes fair value (in USD)	$0.38	$-
Exchange rate (USD/CAD)	$1.352	$1.352
Fair value per warrant (CAD)	$0.52	$2.08

(1) Fair value is based on the Black Scholes model on September 30, 2023, for the warrants.

(2) Fair value is measured at the Nasdaq closing price on September 30, 2023, for the underlying common stock less US$0.001 exercise price.

16. Share capital and Contributed Surplus

As disclosed in Note 1(b), the 1-for-70 Reverse Split effected on October 28, 2022, has been applied retrospectively herein.

a) Share capital

Authorized

KWESST is authorized to issue an unlimited number of common shares.

Issued Common Shares

	September 30, 2023		September 30, 2022		September 30, 2021
	Number	Amount	Number	Amount	Number	Amount
Balance, beginning of year	773,225	$19,496,640	699,511	$17,215,068	589,518	$9,374,563
Issued for U.S. IPO and Canadian Offering	3,226,392	$13,675,120	-	$-	-	$-
Issued in private placement	1,542,194	$3,050,316	22,857	$272,000	10,714	$1,110,000
Issued for debt settlements	56,141	$233,485	143	$19,000	1,305	$63,866
Issued for conversion of share units	14,134	$529,504	8,349	$874,840	138	$12,498
Issued for exercise of warrants	3,571	$60,000	19,000	$277,098	10,380	$815,307
Issued for exercise of stock options	1,125	$5,836	-	$-	18,195	$1,292,015
Issued for bonus shares relating to borrowings (Note 10)	-	$-	18,525	$411,692	-	$-
Issued for acquisition (Note 4(a))	-	$-	3,965	$377,503	-	$-
Issued for conversion of contingent shares (Note 4(a))	-	$-	875	$83,319	-	$-
Issued in brokered private placement	-	$-	-	$-	51,087	$3,611,818
Issued for asset acquisition (Note 4(b))	-	$-	-	$-	14,286	$1,290,000
Issued for exercise of broker compensation options	-	$-	-	$-	2,459	$347,680
Issued for amended license (Note 27)	-	$-	-	$-	1,429	$137,000
Less: share offering costs for the year	-	$(3,671,791)	-	$(33,880)	-	$(839,679)
Balance, end of year	5,616,782	$33,379,110	773,225	$19,496,640	699,511	$17,215,068

2023 Activities

Share Consolidation

On October 28, 2022, we finalized the consolidation of our common shares on the basis of one post-consolidation common share for every seventy pre-consolidation common shares issued and outstanding.

F-30 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

U.S. IPO and Canadian Offering

On December 9, 2022, we closed the U.S. IPO and the Canadian Offering. In the U.S. IPO, we sold 2.5 million units at a public offering price of USD $4.13 per unit (the "Unit"), consisting of one share of common stock and one warrant to purchase one share of common stock ("Warrant"). The Warrants have a per share exercise price of USD $5.00 and can be exercised immediately. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 199,000 pre-funded common share purchase warrants ("Pre-Funded Warrants") at US$4.12 (before underwriter discount) and 375,000 option warrants to purchase common shares at US$0.0001 each. A Pre-Funded Warrant is a financial instrument that requires the holder to pay little consideration (exercise price of US$0.01) to receive the common share upon exercise of the Pre-Funded Warrant (see Note 15). The holder of Pre-Funded Warrants has no voting rights. All of these warrants expire on December 9, 2027.

In the Canadian Offering, we sold 726,392 units, each consisting of one common share and one warrant to purchase one common share, at a price to the public of USD $4.13 per unit. The warrants will have a per common share exercise price of USD $5.00, are exercisable immediately and expire in five years on December 9, 2027. Effective May 1, 2023, the warrants are listed on the TSX-V under the stock symbol of KWE.WT.U.

The closing of the U.S. IPO and Canadian Offering resulted in aggregate gross proceeds of CAD$19.4 million (USD $14.1 million), before deducting underwriting discounts and offering expenses.

The common shares of KWESST and the Warrants sold in the U.S. IPO began trading on the Nasdaq Capital Market under the symbols "KWE" and "KWESW", respectively, on December 7, 2022.

ThinkEquity acted as sole book-running manager for the U.S. IPO and PI Financial acted as sole book-running manager for the Canadian Offering.

Accounting Treatment

Refer to Note 15 for the accounting of the warrants issued in the U.S. IPO and Canadian Offering and the July Private Placement accounted for as warrant liabilities.

The U.S. underwriter warrants as well as the Canadian broker options from the U.S. IPO and Canadian Offering, 134,950 warrants and 50,848 warrants respectively, were accounted for as equity on initial recognition. The U.S. underwriter warrants from the July Private Placement, 123,637 warrants, was accounted for as equity on initial recognition.

Brokers' Compensation and Share Offering Costs

As consideration for the services provided in connection with the U.S. IPO, ThinkEquity received: (a) a broker-dealer cash commission of US$835,000 (or CAD$1,138,105) equal to 7.5% of the gross offering proceeds of the U.S. Offering; and (b) underwriter warrants (the "U.S. Underwriter Warrants") to purchase up to 134,950 common shares equal to 5% of the common shares and pre-funded common share purchase warrants issued under the U.S. Offering. Each U.S. Underwriter Warrant is exercisable to acquire one common share at a price of US$5.1625, exercisable as of June 4, 2023, and expiring on December 9, 2027.

As consideration for the services provided in connection with the Canadian Offering, PI Financial received: (a) a cash commission of approximately US$210,000 (or CAD$286,230); and (b) 50,848 compensation options (the "Canadian Compensation Options"). Each Canadian Compensation Option is exercisable to acquire one Canadian Unit at a price of US$4.13 and expiring on December 9, 2024.

F-31 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

In addition to the above brokers' compensation, we also incurred US$2.1 million share offering costs (or CAD$2.8 million) for the U.S. IPO and Canadian Offering, of which CAD$628,262 was incurred and deferred at September 30, 2022.

The total brokers compensation (including fair value of U.S. Underwriter Warrants and Canadian Compensation Options) and share offering costs was US$3.2 million (or CAD$4.4 million). This total was allocated proportionately to the fair value of common shares and to share offering costs for the portion allocated to warrants accounted for as warrant liabilities.

Shares for Debt Settlement

We entered into share for debt arrangements with existing lenders, which closed on December 13, 2022, following TSXV's conditional approval. This resulted in issuing 56,141 Units to settle $12,000 of the March 2022 Loans and USD$223,321 (or CAD$302,197) of the August 2022 Loans, including unpaid accrued interest and 10% premium at maturity (the "Debt Settlements") (see Note 12). The terms of the Units are the same as the Units issued in the Canadian Offering.

Private Placement

On July 21, 2023, we closed a brokered private placement, resulting in the issuance of 1,542,194 common shares of KWESST, for aggregate gross proceeds of USD$5,588,397 (approximately CAD$7.4M) (the "July 2023 Offering").

As a part of the July 2023 Offering, the Company issued 1,542,194 common shares at a price of US$2.26 (CAD$2.98) per common share (each a "Common Share") and 930,548 pre-funded warrants at a price of US$2.259 (CAD$2.979) per pre-funded warrant (each a "Pre-funded Warrant"), with each Common Share and Pre-funded Warrant being bundled with one common share purchase warrant of the Company (each a "Common Warrant"). Each Pre-Funded Warrant entitles the holder to acquire one Common Share at an exercise price of US$0.001 per Common Share, and each Common Warrant is immediately exercisable and entitles the holder to acquire one Common Share at an exercise price of US$2.66 (CAD$3.50) per Common Share for a period of 60 months following the closing of the July 2023 Offering. Although the Common Shares and Pre-funded Warrants are each bundled with a Common Warrant, each security is issued separately.

Brokers' Compensation and Share Offering Costs

ThinkEquity acted as sole placement agent for the Offering. As compensation for services rendered, the Company paid to ThinkEquity a cash fee of $475,013.14 representing 8.5% of the aggregate gross proceeds of the Offering and issued 123,637 warrants to purchase a number of Common Shares (the "Placement Agent Warrants"), representing 5% of the Common Shares and Pre-Funded Warrants sold in the Offering. The Placement Agent Warrants will be exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing date of the Offering at an initial exercise price of US$2.66 (CAD$3.50) per Common Share.

2022 Activities

Private Placement

On July 14, 2022, we closed a non-brokered private placement, resulting in the issuance of 22,857 units of KWESST ("July 2022 Units"), at a price of $15.05 per July 2022 Unit (the "Issue Price"), for aggregate gross proceeds of $344,000 (the "July 2022 Offering").

F-32 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

Each July 2022 Unit is comprised of one common share and seventy one-half common share purchase warrant (the "July 2022 Warrants"). Accordingly, we issued 800,000 Warrants exercisable at $0.285 each for a period of 24 months from the closing date. Each Warrant converts into 0.01428571 common shares or 70 warrants for one common share. There was no finder fee paid in this private placement.

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

F-33 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

Asset Acquisition

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

Under the September 2021 Offering, each September Unit is comprised of one common share and seventy Warrant Shares at a price of $2.35 for each 1/70 of a common share (70 warrants for one common share) for a period of 24 months from September 16, 2021 ("September 2021 Warrants"). If at any time after four months and one day following September 16, 2021, the trading price of KWESST common stock on the TSX-V is equal to or exceeds $322.00 for a period of 3 consecutive trading days, as evidenced by the price at the close of market, we will be entitled to notify the holders of Warrants of its intention to force the exercise of the Warrants. Upon receipt of such notice, the holders of the Warrants shall have 30 days to exercise the Warrants, failing which the Warrants will automatically expire.

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

Amended License

In April 2021, we issued 1,429 common shares for the exclusivity with AerialX as disclosed in Note 27.

Debt for Equity Settlement

During the year ended September 30, 2021, we settled the following liabilities with our common shares:

  $47,000 of legal fees for 816 common shares; and
  $16,866 of online advertising services for 346 common shares.
F-34 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

b) Warrants

The following reflects the warrant activities:

	September 30, 2023		September 30, 2022		September 30, 2021
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price	warrants	exercise price
Outstanding, beginning of year	13,417,156	$0.78	13,901,640	$0.74	9,585,050	$0.24
Issued	6,587,862	$5.29	1,000,000	$0.57	5,043,165	$1.73
Exercised	(250,000)	$0.50	(1,330,000)	$0.26	(726,575)	$1.05
Expired	(4,247,156)	$1.86	(154,484)	$0.56	-	$-
Outstanding, end of year	15,507,862	$2.49	13,417,156	$0.78	13,901,640	$0.74
Exercisable, end of year	15,382,862	$2.50	12,792,156	$0.82	12,901,640	$0.75

The following table provides additional information on the total outstanding warrants at September 30, 2023:

	Number	Conversion ratio
	outstanding	to Common Shares	Book value	Expiry Date
Classified as Equity

Founders' warrants:
Exercise price of $0.20	5,520,000	70 for 1	$1,013	January 1, 2024
Exercise price of $0.20	1,900,000	70 for 1	$18,865	June 14, 2024

LEC's warrants:
Exercise price of $0.70	500,000	70 for 1	$425,000	April 29, 2026

Acquisition of Police Ordnance (Note 4):
Exercise price of $1.72	200,000	70 for 1	$132,000	December 15, 2024

July 2022 equity financing:
Exercise price of $0.285	800,000	70 for 1	$72,000	July 14, 2024

December 2022 U.S. Underwriter Warrants
Exercise price of US$5.1625	134,950	1 for 1	$189,592	December 6, 2024

July 2023 U.S. Underwriter Warrants
Exercise price of US$2.66	123,637	1 for 1	$204,187	December 6, 2024

Classified as liability	9,178,587		$1,042,657

December 2022 public offerings:
Exercise price of US$5.00	3,226,392	1 for 1	$1,042,538	December 9, 2027

December 2022 Pre-Funded Warrants
Exercise price of US$0.01	199,000	1 for 1	$414,334	No expiry

December 2022 Option Warrants
Exercise price of US$5.1625	375,000	1 for 1	$121,173	December 9, 2024

December 2022 debt settlement
Exercise price of US$5.00	56,141	1 for 1	$18,141	December 9, 2027

July 2023 public offerings:
Exercise price of US$2.66	1,542,194	1 for 1	$798,573	July 21, 2028

July 2023 Pre-Funded Warrants
Exercise price of US$0.001	930,548	1 for 1	$1,940,914	No expiry
	6,329,275		4,335,673
Total outstanding warrants	15,507,862		$5,378,330
F-35 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

The fair value for the warrants issued during the year ended September 30, 2023, was determined by the Black Scholes option pricing model using the following key inputs:

	2023	2022
	Warrants	Warrants
Exercise Price (in USD)	$2.66	$5.00
Stock price (in USD)	$2.08	$4.13
Volatility	67%	75%
Dividend Yield	Nil	Nil
Risk-free interest rate	4.44%	4.20%
Expected life	2.5	2.5

Weighted average fair value per warrant	$0.99	$1.43

The fair value for the warrants issued during the year ended September 30, 2022, was determined by the Black Scholes option pricing model using the following key inputs:

	Acquisition of	July 2022
	POC	Warrants
Exercise Price	$1.72	$0.285
1/70 of stock price	$1.36	$0.215
Volatility	84.7%	90.5%
Dividend Yield	Nil	Nil
Risk-free interest rate	1.04%	3.12%
Expected life	3	2

Weighted average fair value per warrant	$0.66	$0.09

The fair value for the warrants issued during the year ended September 30, 2021, was determined by the following valuation models and key inputs:

	Barrier Option Model		Black-Scholes Option Model
			September
		September	2021
	April 2021	2021	broker	LEC
	warrants	warrants	warrants	warrants
Exercise Price	$1.75	$2.35	$2.00	$0.70
1/70 of stock price	$1.01	$2.14	$2.14	$0.40
Volatility	80%	80%	80%	0%
Dividend Yield	Nil	Nil	Nil	Nil
Risk-free interest rate	0.31%	0.26%	0.26%	69.00%
Barrier (accelerator on life of warrants)	$3.00	$4.60	N/A	N/A
Rebate	$1.25	$2.00	N/A	N/A
Expected life	2	1	1	0.85

Weighted average fair value per warrant	$0.24	$0.52	$0.72	$0.85
F-36 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

c) Contributed Surplus

Contributed surplus consists of issued broker compensation options at fair value, the cumulative amortized fair value of share-based compensation grants since inception, less amounts transferred to share capital for exercises. If outstanding options expire or are forfeited, there is no reversal of contributed surplus.

Broker Compensation Options

In the Canadian Offering, we issued 50,848 Canadian Compensation Options. Each Canadian Compensation Option is exercisable to acquire one Unit, as defined in Note 16(a), at a price equal to US$4.13 for a period of two years (expiring on December 9, 2024). Based on the structure of the Compensation Option, management estimated its fair value using the Monte Carlo method (Level 2). We used the following key inputs in the Monte Carlo model (100,000 simulations):

Initial
Recognition
Number of securities	50,848
Exercise price - compensation option (in USD)	$4.13
1-Year CAD/USD Forward Exchange Rate	$1.3560
Exercise price - compensation warrant (in USD)	$5.00
2-Year CAD/USD Forward Exchange Rate	$1.3483
Share price (in CAD)	$4.20
Expected life - compensation option	1.00
Expected life - compensation warrant	2.50
Dividend	$-
Volatility - compensation option	90%
Volatility - compensation warrant	75%
Risk free rate - compensation option	4.38%
Risk free rate - compensation warrant	3.15%

Fair value per compensation option (CAD)	$2.46

We have recorded $125,086 of Canadian Compensation Options in contributed surplus, with an equal offset to share offering costs (a non-cash transaction).

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

F-37 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

Accordingly, we recorded $233,057 of Compensation Options in contributed surplus, with an equal offset to share offering costs (a non-cash transaction).

During the year ended September 30, 2021, the Agents have exercised 2,459 Compensation Option Units for total gross proceeds of $215,148. At September 30, 2022, the total outstanding Compensation Option Units was 837.

Share-based compensation

On March 31, 2023, KWESST shareholders approved the renewal of the Long-Term Incentive Plan (the "LTIP"). Additionally, the disinterested shareholders of KWESST approved an amendment to the LTIP to increase the number of RSUs, PSUs, DSUs, and SARs (collectively "Share Units") authorized for issuance pursuant to the LTIP from 60,682 to 407,274 Share Units. Accordingly, we have 11,153 Share Units available for future grants.

Further, the disinterested shareholders (shareholders that are not directors, officers, or other insiders of the Company) of KWESST approved to revise the exercise price of 50,981 stock options to $3.60, the closing price of KWESST common shares on the TSX-V on March 31, 2023. In accordance with IFRS 2, this resulted in an immediate fair value increase of $77,001 included in share-based compensation, with an offset to contributed surplus.

During the year ended September 30, 2023, we granted 340,000 stock options and did not grant any RSUs, PSUs, or SARs, pursuant to our LTIP during the year ended September 30, 2023. Accordingly, we had 389,907 outstanding stock options at September 30, 2023.

For the year ended September 30, 2023, we recorded share-based compensation of $373,554, (2022 - $1,960,072, 2021 - $2,462,207).

(i) Stock Options

The following is summary of changes in outstanding stock options for the respective periods:

		Weighted
	Number	average
	of options	exercise price

Outstanding at September 30, 2020	28,838	$45.50
Granted	52,988	$104.30
Exercised	(18,194)	$50.40
Cancelled	(4,096)	$48.30
Outstanding at September 30, 2021	59,536	$95.90
Granted	9,500	$69.59
Cancelled	(11,928)	$131.76
Outstanding at September 30, 2022	57,108	$83.87
Granted	340,000	$2.59
Exercised	(1,125)	$3.60
Cancelled	(6,076)	$70.65
Outstanding at September 30, 2023	389,907	$2.80
Options exercisable at September 30, 2023	49,496	$4.21

F-38 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

During the year ended September 30, 2023, we granted 340,000 (2022 - 9,500, 2021 - 52,988) options at a weighted average exercise price of $2.59 (2022 - $69.59, 2021 - $104.30). At September 30, 2023, the weighted average remaining vesting period was 1.87 years (2022 - 0.88 years, 2021 - 1.82 years).

For the options granted during the year ended September 30, 2023, the per share weighted-average fair value of stock options was $38.21 (2022 - $38.21, 2021 - $50.40), using the Black-Scholes option model with the following weighted-average assumptions:

	2023	2022	2021
Stock price	$2.55 to $4.00	$14.70 to $126.70	$49.00 to $159.60
Exercise price	$2.55 to $4.00	$14.70 to $126.70	$49.00 to $159.60
Volatility	96.37%	90.48%	76.46%
Dividend yield	Nil	Nil	Nil
Risk-free interest rate	4.65%	2.04%	0.35%
Expected life (years)	2.93	2.91	2.26

Weighted-average fair value per option	$1.42	$38.21	$50.40

The following table summarizes information about stock options outstanding at September 30, 2023:

		Weighted
		average	Weighted		Remaining	Weighted
		remaining	average		exercisable	average
Exercise	Number	contractual	outstanding		contractual	exercisable
price	outstanding	life	strike price	Exercisable	life	strike price
$2.55	330,000	2.88	2.55	-	-	-
$3.60	49,550	2.55	3.60	49,139	2.54	3.60
$4.06	10,000	4.62	4.06	-	-	-
$87.50	357	2.76	87.50	357	2.76	87.50
	389,907	2.88	2.80	49,496	2.54	4.21

Amendment to stock option grants

For the years ended September 30, 2023 and 2022, we had no amended stock option grants.

During the year ended September 30, 2021, our Board of Directors approved the acceleration of vesting for 5,507 options and the cancellation of 3,571 options. This contributed an additional stock-based compensation charge of $65,813 (included in the above total share-based compensation expenses).

F-39 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

(ii) Share Units

The following table shows the changes in Share Units:

	RSUs	PSUs	SARs	Total
Outstanding at September 30, 2020	-	-	-	-
Granted	16,412	2,857	2,143	21,412
Vested and converted	(139)	-	-	(139)
Outstanding at September 30, 2021	16,273	2,857	2,143	21,273
Granted	10,726	17,942	514	29,182
Vested and converted to common shares	(5,681)	(2,666)	-	(8,347)
Vested and repurchased for withholding taxes	(144)	(249)	-	(393)
Expired / cancelled	-	(17,714)	-	(17,714)
Outstanding at September 30, 2022	21,174	170	2,657	24,001
Granted	-	-	-	-
Vested and converted to common shares	(20,103)	(170)	-	(20,273)
Vested and repurchased for withholding taxes	-	-	-	-
Expired / cancelled	-	-	-	-
Outstanding at September 30, 2023	1,071	-	2,657	3,728

RSUs:

Each RSU entitles the holder to receive one common share in the future, based on continued service during the applicable period.

During the year ended September 30, 2023, we granted nil RSUs (2022 - 10,726, 2021 - 16,412), with a weighted-average grant date fair value of $nil per unit (2022 - $43.50, 2021 - $105.70). The weighted average vesting period for the outstanding RSUs was 0.1 years at September 30, 2023 (2022 - 0.18 years, 2021 - 0.69 years).

PSUs:

Each PSU entitles the holder to receive one common share in the future, based on the achievement of established performance criteria and continued service during the applicable performance period.

During the year ended September 30, 2023, we granted nil PSUs (2022 - 17,942, 2021 - 2,857), with a weighted-average grant date fair value of $nil per unit (2022 - $126.70, 2021 - $105.00). The outstanding PSUs were fully vested at September 30, 2023 (2022 - fully vested, 2021 - Weighted average vesting period was 0.40 years).

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

During the year ended September 30, 2023, we granted nil SARs (2022 - 514, 2021 - 2,143) at an exercise price of $nil (2022 - $126.70, 2021 - $115.50 each). The 2,657 SARs will expire on January 22, 2024.

(iii) Share-based Compensation

For the year ended September 30, 2023, we recorded share-based compensation of $373,554 (2022 - $1,960,072, 2021 - $2,462,207).

F-40 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

The following table presents a breakdown of total share-based compensation expense by function:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2023	2022	2021
General and administrative	$246,436	$1,104,858	$1,425,111
Selling and marketing	53,800	552,627	754,167
Research and development, net	73,318	302,587	282,929
Total share-based compensation	$373,554	$1,960,072	$2,462,207

17. Earnings (loss) per share

The following table summarizes the calculation of the weighted average basic number of basic and diluted common shares to calculate the earnings (loss) per share as reported in the statements of net loss and comprehensive loss:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2023	2022	2021
Issued common shares, beginning of year	773,225	699,511	589,518

Effect of shares issued from:

December 2022 U.S. IPO and Canadian Offering (Note 16)	2,607,632	-	-
Over-allotment Pre-Funded Warrants (Note 15)	160,836	-	-
July 2023 Private Placement (Note 16)	299,988	-	-
July 2023 Pre-Funded Warrants (Note 15)	181,011	-	-
Debt settlements	44,759	132	1,038
Conversion of stock units	11,817	3,703	31
Exercise of options	2,671	-	9,118
Exercise of warrants	336	10,593	4,383
Issuance of bonus shares (Note 12)	-	8,262	-
Private placements	-	4,571	21,810
Acquisition of Police Ordnance (Note 4(a))	-	3,144	-
Conversion of contingent shares (Note 4(a))	-	386	-
Asset acquisitions (Note 4(b))	-	-	6,027
Amended license agreement	-	-	626
Exercise of broker options	-	-	170
Weighted average number of basic common shares	4,082,275	730,302	632,721

Dilutive securities:
Stock options	-	-	-
Warrants	-	-	-
Weighted average number of dilutive common shares	4,082,275	730,302	632,721

At September 30, 2023, 2022 and 2021, all the stock options and warrants were anti-dilutive because we incurred a net loss for the periods.

As the $0.01 and $0.001 exercise price per Pre-Funded Warrant is non-substantive, the 199,000 Pre-Funded Warrants issued in the U.S. IPO and the 930,548 Pre-Funded Warrants issued in the July 2023 Private Placement are included in the basic net loss per share calculation.

F-41 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)
18. Revenue

a) Revenue streams

KWESST generates revenue from the sale of products to its customers.

b) Disaggregation of revenue from contracts with customers

In the following table, revenue from contacts with customers is disaggregated by primary geographical market, major products and service lines, and timing of revenue recognition.

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2023	2022	2021

Major products / service lines
Digitization	$819,604	$354,620	$1,255,982
Non-Lethal	411,758	330,658	-
Training and services	-	34,590	-
Other	3,088	1,651	19,822
	$1,234,450	$721,519	$1,275,804

Primary geographical markets
United States	42,780	389,210	1,238,063
Canada	743,200	332,309	37,741
Europe	448,470	-	-
	1,234,450	721,519	1,275,804

Timing of revenue recognition
Products and services transferred over time	$819,604	$389,210	$1,238,063
Products transferred at a point in time	414,846	332,309	37,741
	$1,234,450	$721,519	$1,275,804

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized ("contracted not yet recognized") and includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. At September 30, 2023, our contracted not yet recognized revenue was $496,199 (2022 - $625,177, 2021 - $16,545), of which 76% of this amount is expected to be recognized over the next 12 months with the remaining 25% expected to be recognized in 2 to 3 years.

For the year ended September 30, 2023, one customer accounted for 23% of revenue and one customer accounted for 18% of revenue (2022 - one customer accounted for 41%, 2021 - one customer accounted for 95%).

F-42 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

19. Expenses by nature

The following table presents a breakdown of expenses by nature for the following periods:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2023	2022	2021

Employee benefits	$3,011,923	$4,883,062	$4,746,316
Advertising and promotion	19,090	1,352,750	1,914,630
Consulting fees	2,743,272	1,315,917	1,138,782
Professional fees	940,667	1,028,240	778,337
Travel and conferences	804,481	518,140	246,418
R&D consulting and material costs, net	556,013	420,378	482,348
Depreciation and amortization	952,508	326,491	140,990
Impairment of intangible assets	1,174,354	-	-
Other expenses	691,566	266,822	252,961
Insurance	716,931	236,150	154,931
Transfer agent and listing fees	120,690	94,885	110,769
Royalty and license costs	305,918	-	287,000
M&A costs	-	-	-
Total expenses	12,037,413	10,442,835	10,253,482
Allocation to cost of sales:
Employee benefits	(123,803)	(166,706)	(574,018)
Total operating expenses	$11,913,610	$10,276,129	$9,679,464

20.  Depreciation and Amortization

The following table presents total depreciation and amortization expense of property and equipment, intangible assets, and right-of-use assets by function:

	2023	2022	2021
General and administrative	$833,029	$123,960	$95,310
Selling and marketing	77,804	129,265	16,443
Research and development	41,675	73,266	29,237
Total depreciation and amortization	$952,508	$326,491	$140,990

F-43 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

21.  Net finance costs

The following table presents a breakdown of net finance costs for the following periods:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2023	2022	2021
Interest expense from:
Unsecured loan	$503,251	$321,313	$4,527
Accretion cost - accrued royalties liability	170,373	159,451	64,537
Lease obligations	37,786	30,112	33,872
Related party loans	-	-	4,581
CEBA term loan	8,281	-	4,481
2019 convertible notes	-	-	-
Other	3,857	1,114	4,115

Total interest expense	723,548	511,990	116,113
Interest income	(55,514)	(5,988)	(4,848)
Gain on termination of lease obligations	-	-	-
Gain on government grant	-	-	(3,514)
Net finance costs	$668,034	$506,002	$107,751

22. Income taxes

a) Income tax recovery

Income tax recovery is made up of the following components:

	Year end ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2023	2022	2021
Current income tax recovery (expense):	-	-	-
Deferred income tax (recovery) expense:	-	(49,442)	-
	$-	$(49,442)	$-
F-44 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

b) Reconciliation of effective income tax rate

Our effective income tax rate differs from the statutory rate of 26.5% that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to loss before income taxes. These differences result from the following:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2023	2022	2021
Loss before income taxes	$(9,306,360)	(10,569,732)	(9,315,372)
Expected statutory tax rate	26.5%	26.5%	26.5%
Expected tax recovery resulting from loss	(2,466,185)	(2,800,979)	(2,468,574)

Increase (reduction) in income taxes resulting from:
Non-deductible expenses	149,270	563,842	654,956
Foreign operations subject to different tax rates	1,447	5,329	3,593
Fair value of warrant liabilities	(1,547,916)
Unrecognized temporary differences	3,863,384	2,182,366	1,826,279
Prior year differences	-	-	(16,254)
	$-	$(49,442)	$-

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

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2023	2022	2021
R&D expenses	$1,644,565	$2,064,493	$2,369,145
Less:
Investment tax credits	-	-	(231,007)
R&D expenses, net	$1,644,565	$2,064,493	$2,138,138

c) Deferred tax balances

The following tables deferred tax assets (liabilities) have been recognized in the consolidated financial statements:

	Balance at	Arising on a		Balance at
	September 30,	business	Recognized in	September 30,
	2022	combination	profit or loss	2023

Deferred tax assets (liabilities):
Net operating loss carryforwards	26,459	-	(9,590)	16,869
Intangibles and development costs	(26,459)		9,590	(16,869)

	-	-	-	-
F-45 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)
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

d) Unrecognized net deferred tax assets

Deferred taxes reflect the impact of loss carryforwards and of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by enacted tax laws. However, KWESST has not recorded net deferred tax assets at September 30, 2023 and 2022 on the following deductible temporary differences, due to the uncertainty involved in determining whether these deferred tax assets will be realized upon expiration due to KWESST's limited history and cumulative operating losses since its inception.

The following is a summary of KWESST's unrecognized deductible temporary differences:

	Balance at	Balance at	Balance at
	September 30,	September 30,	September 30,
	2023	2022	2021

Net operating loss carryforwards	$30,178,141	$18,589,894	$9,429,436
Share issuance costs	5,275,081	1,298,783	1,810,927
Intangibles and development costs	1,356,922	608,705	780,607
Scientific research and development expenditures	1,583,058	1,583,058	1,789,571
Other	1,467,509	46,300	104,793

	$39,860,711	$22,126,741	$13,915,334
F-46 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

e) Available net operating losses

At September 30, 2023, KWESST has the following net operating losses in Canada available to reduce future year's taxable income which expire as follows:

Year of Expiry	Amount

2036	$512,163
2037	744,022
2038	1,174,797
2039	1,732,039
2040	336,562
2041 and thereafter	25,678,558
$30,178,141

f) Available research and development investment tax credits

The Company has the following research and development investment tax credits available to reduce future years' income taxes payable which expire as follows:

Year of Expiry	Amount

2037	$13,361
2038	6,742
2039	-
2040	328,480
2041 and thereafter	-
$348,583

23. Financial instruments

Fair value of financial instruments

The fair values of our cash, restricted short-term investment, trade and other receivables, accounts payable and accrued liabilities, deposit (included in non-current other assets), warrant liabilities and related party loans approximate carrying value because of the short-term nature of these instruments.

Under IFRS, the levels of fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for the asset or liability that are not observable market data (unobservable inputs).

The lease deposit, lease obligations, accrued royalties liability, warrant liabilities and borrowings were recorded at fair value at initial recognition. The fair value measurement for these was Level 2. Subsequently, these were measured at amortized cost and accreted to their nominal value over their respective terms. At September 30, 2023, the fair value for accrued royalties liability determined using a discount rate of 24% (2022 - 24%, 2021 - 13.7%) would be $928,776 (2022 - $869,219, 2021 - $1,105,756). Using the same market discount rate, the fair value of the borrowings would be $nil at September 30, 2023 (2022 - $68,750, 2021 - $49,825).

Financial risk management

We are exposed to a number of financial risks arising through the normal course of business as well as through its financial instruments. Our overall business strategies, tolerance of risk and general risk management philosophy are determined by our Board of Directors in accordance with prevailing economic and operating conditions.

F-47 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

(a) Interest rate risk

Interest rate risk is the risk that the fair value of cash flows of a financial instrument will fluctuate because of changes in market interest rates. At September 30, 2023, our loans were all repaid and therefore not subject to interest rate risk. At September 30, 2022, our borrowings were all subject to fixed interest rates and therefore these were not subject to interest rate risk. At September 30, 2021, our borrowing was interest free.

(b) Foreign currency risk

Foreign currency risk is the risk that the future cash flows or fair value of our financial instruments that are denominated in a currency that is not our functional currency will fluctuate due to a change in foreign exchange rates.

For the years ended September 30, 2023, 2022 and 2021, our revenue was substantially denominated in U.S. dollar driven by contracts with U.S. prime contractors in the defense sector. We also procure certain raw materials denominated in U.S. dollar for product development. Accordingly, we are exposed to the U.S. dollar currency. Where a natural hedge cannot be achieved, a significant change in the U.S. dollar currency could have a significant effect on our financial performance, financial position, and cash flows. Currently, we do not use derivative instruments to hedge its U.S. dollar exposure.

At September 30, 2023, we had the following net U.S. dollar exposure:

Total USD
Net assets in U.S. subsidiary	$-

US denominated:
Assets	$2,926,334
Liabilities	(59,552)

Net US dollar exposure	$2,866,782

Impact to profit or loss if 5% movement in the US dollar	$143,339

During the year ended September 30, 2023, we recorded foreign exchange loss of $98,275 (2022 - foreign exchange gain of $28,780, 2021 - foreign exchange loss of $3,742).

(c) Credit risk

Credit risk is the risk of financial loss to KWESST if a counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk exposure is limited to cash, and trade and other receivables. Refer to Note 5 for the breakdown of our trade and other receivables. We enter into contracts with either large, financially sound global general contractors or law enforcement agencies, which mitigates the credit risk. At September 30, 2023, our trade receivable was $68,530 (2022 - $114,877, 2021 - $nil), of which $31,527 was overdue by more than 60 days from law enforcement agencies.

(d) Liquidity risk

Liquidity risk is the risk that we will be unable to meet our financial obligations as they become due. Our objective is to ensure that we have sufficient cash to meet our near-term obligations when they become due, under both normal and stressed condition, without incurring unacceptable losses or risking reputational damage to KWESST. A key risk in managing liquidity is the degree of uncertainty in our cash flows due to our early stage in operations and the need for additional capital to fund our business strategies (see Note 2(a)).

F-48 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

At September 30, 2023, our contractual obligations were as follows:

					5 years and
Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years	beyond
Minimum royalty commitments	$2,350,000	$150,000	$400,000	$500,000	$1,300,000
Accounts payable and accrued liabilities	1,649,876	1,649,876	-	-	-
Lease obligations	558,755	197,367	355,430	5,958	-

Total contractual obligations	$4,558,631	$1,997,243	$755,430	$505,958	$1,300,000

At September 30, 2023, we had $5,407,009 in cash and $458,439 in positive working capital (current assets less current liabilities).

24. Supplemental cash flow information

The following table presents changes in non-cash working capital:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2023	2022	2021

Trade and other receivables	$(128,387)	$631,801	$(218,334)
Inventories	(148,850)	49,446	17,555
Prepaid expenses and other	(440,242)	425,876	(106,205)
Accounts payable and accrued liabilities	(1,666,486)	2,515,289	(828,698)
Contract liabilities	73,699	17,410	(7,053)
Deposits	-	-	150,000
Accrued royalties liability	-	-	1,191,219
	$(2,310,266)	$3,639,822	$198,484

The following is a summary of non-cash items that were excluded from the Statements of Cash Flows for the year ended September 30, 2023:

  $2,924,880 non-cash share offering costs and $453,102 accounts payables as part of the net proceeds settlement at the closing of the U.S. IPO and Canadian Offering;
  250,000 warrants exercised in connection with the GhostStepTM acquisition in June 2020; and
  $529,504 of shares issued for vested RSUs and PSUs.

The following is a summary of non-cash items that were excluded from the consolidated statements of cash flows for the year ended September 30, 2022:

  $83,319 fair value of 875 contingent shares settled via common shares (see Note 4(a));
  $19,000 debt settlement via common shares;
  $61,173 fair value of warrants exercised and transferred to share capital from warrants; and
  $125,000 for 250,000 warrants exercised in connection with the GhostStepTM acquisition in June 2020.
F-49 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

The following is a summary of non-cash items that were excluded from the consolidated statements of cash flows for the year ended September 30, 2021:

  $63,866 debt settlement via common shares;
  $125,000 for 250,000 exercised warrants in connection with the GhostStepTM acquisition in June 2020;
  $102,991 fair value of warrants exercised and transferred to share capital;
  $203,516 fair value of options exercised and transferred to share capital from contributed surplus;
  $1,715,000 fair value of common shares and warrants issued for the acquisition of the LEC System (Note 4(b)),
  $137,000 fair value of common shares issued for the amended and restated license agreement with AerialX (Note 26);
  $169,832 share offering costs relating to the Broker Compensation Options (Note 15(a)); and
  $3,828 non-cash consideration for computer equipment acquired.

25. Segmented information

Our Executive Chairman has been identified as the chief operating decision maker. Our Executive Chairman evaluates the performance of KWESST and allocates resources based on the information provided by our internal management system at a consolidated level. We have determined that we have only one operating segment.

At September 30, 2023, we had one right-of-use asset ($79,867) and some inventory ($78,039) in the United States while all other property and equipment are located in Canada, at September 30, 2022, and 2021, all of our property and equipment were located in Canada, including the right-of-use assets.

26.  Capital management

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

KWESST's capital is composed of the following:

	September 30,	September 30,
	2023	2022
Debt:
Borrowings	$-	$2,278,774
Lease obligations	429,523	275,621

Equity:
Share capital	33,379,110	19,496,640
Warrants	1,042,657	1,959,796
Contributed surplus	4,769,115	3,551,330
Accumulated other comprehensive loss	(39,663)	(101,418)
Accumulated deficit	(35,215,599)	(25,909,239)

Total capital	$4,365,143	$1,551,504

27. Commitments and contingencies

AerialX Drone Solutions ("AerialX")

F-50 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2023, 2022, 2021 (Expressed in Canadian dollars, except share amounts)

On April 5, 2021, we entered into an amended and restated licensing agreement with AerialX to gain exclusive rights to manufacture, operate, and use its drone for the C-UAS (Counter Unmanned Aerial Systems) market, specifically for the United States Department of Defense and Canada's Department of National Defence for a period of two years from the date upon which AerialX will meet certain technical milestones. In consideration for this exclusivity, we have issued 1,429 common shares to AerialX ("Exclusive License Shares"). Based on our closing stock price of $95.90 on April 23, 2021 (TSX-V approval date), the fair value for these shares was $137,000. We recorded the $137,000 fair value as a license cost for the year ended September 30, 2021, with an equal offset to our share capital.

In addition to the Exclusive License Shares, we also agreed to issue an additional 1,429 common shares upon AerialX achieving the technical milestones. For the years ended September 30, 2023, 2022 and 2021, AerialX has not delivered on the technical milestones and therefore no recognition was made.

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

In accordance with the original agreement dated November 18, 2019, in the first quarter of Fiscal 2020 we made a payment of $150,000 as an advance for future royalty payments (the "Advance"). This Advance was recorded as a non-current deposit at December 31, 2019, and September 30, 2020. During the year ended September 30, 2021, management performed a recoverability review of all our financial assets, including this Advance. Management made the recoverability assessment on the Advance based on anticipated future sales of the licensed technology. Due to the lack of delivery of a functional prototype during the year ended September 30, 2021, management concluded the timing and volume of future sales of the licensed drone was too uncertain. Accordingly, we took a charge to net loss for the year ended September 30, 2021. This charge is included in general and administrative expenses in the consolidated statements of net loss and comprehensive loss. As at September 30, 2023, ArielX has not delivered a functional prototype and no further royalties have been paid.

Under the amended and restated licensing agreement, we will continue to have a non-exclusive worldwide license. This agreement will expire on April 30, 2026.

28.  Subsequent Events

Announces Issuance of Shares in Payment of Certain Obligations

On October 31, 2023, the Company announced that it will issue 46,706 common shares at a deemed price per share of CAD$2.09 in settlement of an obligation in an amount of approximately CAD$97,615. The obligation resulted from a tail obligation relating to services rendered by a third-party consultant, which the Company has elected to pay for in common shares.

F-51 | Page

ITEM 19. EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F1- F51

Exhibit
No. Item	Description of Exhibit
1.1	Articles of Amendment, as updated September 4, 2020 (incorporated by reference to Exhibit 3.2 to the Company's Form F-1 filed with the SEC on September 16, 2022)
2.1	Description of securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 20-F filed with the SEC on January 27, 2023)
2.2	Form of Underwriter Warrant For U.S. IPO (incorporated by reference to Exhibit 4.1 to the Company's Form F-1 filed with the SEC on November 7, 2022)
2.3	Form of Warrant Agency Agreement for U.S. IPO Warrants (incorporated by reference to Exhibit 4.2 to the Company's Form F-1 filed with the SEC on November 7, 2022)
2.4	Form of U.S. IPO Warrant (incorporated by reference to Exhibit 4.3 to the Company's Form F-1 filed with the SEC on November 7, 2022)
2.5	Form of U.S. IPO Pre-funded Warrant (incorporated by reference to Exhibit 4.4 to the Company's Form F-1 filed with the SEC on November 7, 2022)
2.6	Form of Warrant Indenture for Canadian Warrants (incorporated by reference to Exhibit 4.5 to the Company's Form F-1 filed with the SEC on November 7, 2022)
2.7	Form of Warrant Certificate for Canadian Warrants (incorporated by reference to Exhibit 4.6 to the Company's Form F-1 filed with the SEC on November 7, 2022)
2.8	Form of Canadian Compensation Option Certificate (incorporated by reference to Exhibit 4.7 to the Company's Form F-1 filed with the SEC on November 7, 2022)
2.9	Common Share Purchase Warrant Indenture between KWESST Micro Systems Inc. and TSX Trust Company, dated April 29, 2021 (incorporated by reference to Exhibit 10.7 to the Company's Form F-1 filed with the SEC on September 16, 2022)

2.10	First Supplemental Warrant Indenture between KWESST Micro Systems Inc. and TSX Trust Company, dated August 25, 2021 (incorporated by reference to Exhibit 10.8 to the Company's Form F-1 filed with the SEC on September 16, 2022)

2.11	Form of Private Placement Warrant (included in Exhibit 4.12 hereto)
2.12	Form of Private Placement Pre-funded Warrant (included in Exhibit 4.12 hereto)

2.13	Form of Private Placement Agent's Warrant (included in Exhibit 4.12 hereto)
2.14	CPC Escrow Agreement between Foremost Ventures Corp. and TSX Trust Company, dated May 2, 2018 (incorporated by reference to Exhibit 10.4 to the Company's Form F-1 filed with the SEC on September 16, 2022)

2.15	Surplus Security Escrow Agreement between KWESST Micro Systems Inc. and TSX Trust Company, dated September 17, 2020 (incorporated by reference to Exhibit 10.5 to the Company's Form F-1 filed with the SEC on September 16, 2022)

2.16	Value Security Escrow Agreement between KWESST Micro Systems Inc. and TSX Trust Company, dated September 17, 2020 (incorporated by reference to Exhibit 10.6 to the Company's Form F-1 filed with the SEC on September 16, 2022)

3.1	Voting Agreement among KWESST Micro Systems Inc., David Luxton, and Jeff MacLeod, dated September 14, 2020 (incorporated by reference to Exhibit 9.1 to the Company's Form F-1 filed with the SEC on September 16, 2022)

4.1	Amalgamation Agreement among KWESST Micro Systems Inc., Foremost Ventures Corp. and 2751530 Ontario Ltd., dated April 30, 2020 (incorporated by reference to Exhibit 10.1 to the Company's Form F-1 filed with the SEC on September 16, 2022)

4.2	Definitive Technology Purchase Agreement between KWESST Micro Systems Inc. and DEFSEC Corporation, dated January 15, 2021 (incorporated by reference to Exhibit 10.2 to the Company's Form F-1 filed with the SEC on September 16, 2022)

4.3	GhostStep Technology Purchase Agreement, between KWESST Micro Systems Inc. and SageGuild, LLC, dated June 12, 2020 (incorporated by reference to Exhibit 10.3 to the Company's Form F-1 filed with the SEC on September 16, 2022)

4.4	Long-Term Performance Incentive Plan, effective March 31, 2022 (incorporated by reference to Exhibit 10.9 to the Company's Form F-1 filed with the SEC on September 16, 2022)
4.5	Professional Services Agreement among KWESST Inc., DEFSEC Corporation and David Luxton, dated October 1, 2019 (incorporated by reference to Exhibit 10.11 to the Company's Form F-1 filed with the SEC on September 16, 2022)

4.6	Master Professional Services Agreement between KWESST Inc. and General Dynamics Land Systems - Canada Corporation doing business as General Dynamics Mission Systems - Canada, dated December 1, 2021 (incorporated by reference to Exhibit 10.15 to the Company's Form F-1 filed with the SEC on September 16, 2022)

4.7	Subcontractor Agreement between KWESST Micro Systems Inc. and CounterCrisis Tech, dated July 6, 2022 (incorporated by reference to Exhibit 10.17 to the Company's Form F-1 filed with the SEC on September 16, 2022)

4.8†	Canadian Government Contract amongst Modis Canada Inc., Thales Canada Inc., KWESST Inc. and the Canadian Department of National Defence, dated May 1, 2023 (incorporated by reference to Exhibit 10.11 to the Company's Form F-1 filed with the SEC on August 2, 2023)

4.9	Amended and Restated Employment Contract between KWESST Inc. and Sean Homuth, dated November 27, 2023
4.10	Form of Placement Agency Agreement between KWESST Micro Systems Inc. and ThinkEquity LLC, dated July 18, 2023 (incorporated by reference to Exhibit 10.13 to the Company's Form F-1 filed with the SEC on August 2, 2023)

4.11†	Form of Securities Purchase Agreement dated July 18, 2023 between KWESST Micro Systems Inc. and the Purchasers (incorporated by reference to Exhibit 10.14 to the Company's Form F-1 filed with the SEC on August 2, 2023)

4.12	Form of Registration Rights Agreement dated July 18, 2023 (incorporated by reference to Exhibit 10.15 to the Company's Form F-1 filed with the SEC on August 2, 2023)
4.13	Employment Contract between KWESST Inc. and Harry Webster, dated August 28, 2023
4.14	Employment Contract between KWESST Inc. and Kris Denis, dated November 23, 2023
8.1	List of Subsidiaries of KWESST Micro Systems Inc. (incorporated by reference to Exhibit 21.1 to the Company's Form F-1 filed with the SEC on September 16, 2022)

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101)

† Portions of this exhibit have been omitted in accordance with the rules of the SEC. KWESST Micro Systems Inc. agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KWESST MICRO SYSTEMS INC.

Date: January 19, 2024	By:	/s/ Kris Denis
Name: Kris Denis
Title: Interim Chief Financial Officer