Form 20-F
period 2024-09-30
KWESST Micro Systems Inc.
filed 2024-12-30
CIK 1889823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2024

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 1,579,174 Common Shares

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐      No ☐

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

INTRODUCTION

In this Annual Report on Form 20-F (the "Annual Report"), "KWESST," "Company," "we," "us" and "our" refer to KWESST Micro Systems Inc. and its consolidated subsidiaries.

Information contained in this Annual Report is given as of September 30, 2024, the fiscal year end of Company, unless otherwise specifically stated.

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

Unless otherwise indicated, all references in this Annual Report to “dollars” or “CAD” or “$” are to Canadian dollars and all references to “USD”, “US$” or “USD$” are to United States dollars.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at various times.

Canadian Dollars to U.S. Dollars	Year Ended September 30, 2024	Year Ended September 30, 2023
High for period	0.7573	0.7617
Low for period	0.7207	0.7217
Average rate for period	0.7349	0.7416
Rate at end of period	0.7408	0.7396

The daily average exchange rate on December 23, 2024 as reported by the Bank of Canada for the conversion of USD into CAD was USD$1.00 equals CAD$1.4395.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements relating to:

• our expectations regarding our business, financial condition, results of operations and future capital raises;

• the future state of the legislative and regulatory regimes, both domestic and foreign, in which we conduct business and may conduct business in the future;

• our expansion into domestic and international markets;

• our ability to attract customers and clients;

• our marketing and business plans and short-term objectives;

• our ability to obtain and retain the licenses and personnel we require to undertake our business;

• our ability to deliver under contracts with customers;

• anticipated revenue from professional service contracts with customers;

• our strategic relationships with third parties;

• our anticipated trends and challenges in the markets in which we operate;

• governance of us as a public company; and

• expectations regarding future developments of products and our ability to bring these products to market.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following risk factors:

• limited operating history;

• failure to realize growth strategy;

• failure to complete transactions or realize anticipated benefits;

• reliance on key personnel;

• regulatory compliance;

• competition;

• changes in laws, regulations and guidelines;

• demand for our products;

• fluctuating prices of raw materials;

• pricing for products;

• ability to supply sufficient product;

• potential cancellation or loss of customer contracts if we are unable to meet contract performance requirements;

• expansion to other jurisdictions;

• damage to our reputation;

• operating risk and insurance coverage;

• negative operating cash flow;

• management of growth;

• product liability;

• product recalls;

• environmental regulations and risks;

• ownership and protection of intellectual property;

• constraints on marketing products;

• reliance on management;

• fraudulent or illegal activity by our employees, contractors and consultants;

• breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;

• government regulations regarding public or employee health and safety regulations, including public health measures in the event of pandemics or epidemics;

• regulatory or agency proceedings, investigations and audits;

• additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;

• the terms of additional capital raises;

• conflicts of interest;

• litigation;

• risks related to United States' and other international activities, including regional conflicts that may impact our operations;

• risks related to security clearances;

• risks relating to the ownership of our securities, such as potential extreme volatility in the price of our securities;

• risks related to our foreign private issuer status;

• risks related to our emerging growth company status;

• risks related to our failure to meet the continued listing requirements of Nasdaq Capital Market (“Nasdaq”), particularly the minimum bid price requirements within the second extension period;

• risks related to shareholder vote required for a share consolidation to remediate our current Nasdaq minimum bid price deficiency;

• risks related to the liquidity of our common shares (the “Common Shares”); and

• significant changes or developments in U.S. trade policies and tariffs may have a material adverse effect on our business and financial statements.

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

Consequently, all of the forward-looking statements contained in this Annual Report are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained in this Annual Report are provided as of the date hereof, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

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

As we are not yet in the production phase for digitization and counter-threat business lines, we do not currently procure large volume of raw materials and therefore the current inflation is negligible for these business lines except for labor costs relating to research and development ("R&D") activities. During our Fiscal 2024, we incurred significant payroll cost increases for some of our employees in order to retain and hire engineers given the strong local demand for experienced software and hardware engineers. While we believe we will be able to pass on this inflation cost to our prospect military customers, there is no assurance that we will succeed. Accordingly, continued inflationary pressure may have an adverse impact on our gross margins and could have a material adverse effect on our business, financial condition, results of operations or cash flows.

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

A significant portion of our revenue for Fiscal 2024 is prior to commercialization of our significant projects and is considered to be non-recurring. We have significantly reduced our reliance on non-recurring revenues during Fiscal 2024 with the ARWEN business line, the staffing of Directorate Land Command Systems Program Management Software Engineering Facility ("DSEF") and the land command, control, communications, computers, intelligence, surveillance and reconnaissance ("Land C4ISR") resources, the ramp-up of the PARA OPS division and the monthly Ground Search and Rescue ("GSAR") resources.

There is uncertainty with respect to our revenue growth.

There can be no assurance that we can generate substantial revenue growth, or that any revenue growth that is achieved can be sustained. Revenue growth that we have achieved or may achieve may not be indicative of future operating results. In addition, we may further increase our operating expenses in order to fund higher levels of R&D, increase our sales and marketing efforts and increase our administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not subsequently followed by increased revenues, our business, operating results and financial condition will be materially adversely affected.

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

We are only able to purchase certain key components of our products from a limited number of suppliers for our ARWEN product line within our less-lethal business line. As of the date of this Annual Report, we do not have any commercial or financial contracts with any key suppliers who we have procured raw materials from. Procurement is done in the form of individual, non-related standard purchase orders. As a result, there is no contract in place to ensure sufficient quantities are available timely on favorable terms and consequently this could result in possible lost sales or uncompetitive product pricing.

We may incur higher costs or unavailability of components, materials and accessories.

As we expect to commercialize certain of our product lines in our fiscal year ending September 30, 2025 ("Fiscal 2025"), we may depend on certain domestic and international suppliers for the delivery of components and materials used in the assembly of our products and certain accessories including ammunition, used with our products. Further, any reliance on third-party suppliers may create risks related to our potential inability to obtain an adequate supply of components or materials and reduced control over pricing and timing of delivery of components and materials. We currently have no long-term agreements with any of our suppliers and there is no guarantee the supply will not be interrupted.

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

We may be subject to proceedings or claims that may arise in the ordinary conduct of the business, which could include product and service warranty claims, which could be substantial. Product liability for us is a major risk as some of our products will be used by military personnel in theaters-of-war (for the Tactical and Counter-Threat product offerings) and by consumers and law enforcement (for the less-lethal systems). The occurrence of product defects due to non-compliance of our manufacturing specifications and the inability to correct errors could result in the delay or loss of market acceptance of our products, material warranty expense, diversion of technological and other resources from our product development efforts, and the loss of credibility with customers, manufacturers' representatives, distributors, value-added resellers, systems integrators, OEMs and end-users, any of which could have a material adverse effect on our business, operating results and financial conditions. To mitigate product liability risk, our products will be sold with a liability disclaimer for misuse of the product.

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

Data maintained in digital form is subject to the risk of intrusion, tampering, and theft. We develop and maintain systems to prevent this from occurring, but it is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Moreover, despite our efforts, the possibility of intrusion, tampering, and theft cannot be eliminated entirely, and risks associated with each of these acts remain. In addition, we provide confidential information, digital content and personal information to third parties when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where appropriate, monitor the protections employed by these third parties, there is a risk that data systems of these third parties may be compromised. If our data systems or data systems of these third parties are compromised, our ability to conduct our business may be impaired, we may lose profitable opportunities, or the value of those opportunities may be diminished, and we may lose revenue as a result of unlicensed use of our intellectual property. A breach of our network security or other theft or misuse of confidential and proprietary information, digital content or personal employee information could subject us to business, regulatory, litigation, and reputation risk, which could have a materially adverse effect on our business, financial condition, and results of operations.

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

Despite the implementation of security measures and backup storage, our internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failure. Any system failure, accident or security breach that causes interruption in our operations could result in a material disruption of our projects. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability as a result. In addition, our technology program may be adversely affected, and the further development of our technology may be delayed. We may also incur additional costs to remedy the damages caused by these disruptions or security breaches.

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

While to date we have mainly focused on developing our own products, from time to time, we could be engaged in discussions and activities with respect to possible business and/or technology acquisitions or licensing, sale of assets, business combinations, or joint ventures with the view of either complementing or expanding our internally developed products. These acquisitions and licensing activities are not crucial to our long-term business success. The anticipated benefit from any of the transactions we may pursue may not be realized as expected. Regardless of whether any such transaction is consummated, the negotiation of a potential transaction and the integration of the acquired business or technology, acquired or licensed, could incur significant costs and cause diversion of management's time and resources. Any such transaction could also result in impairment of goodwill and other intangibles, development write-offs, and other related expenses. Such transactions may pose challenges in the consolidation and integration of IT, accounting systems, personnel, and operations. We may have difficulty managing the combined entity in the short term if we experience a significant loss of management personnel during the transition period after a significant acquisition. We may also have difficulty managing the product development and commercialization following a technology acquisition or licensing. No assurance can be given that expansion, licensing or acquisition opportunities will be successful, completed on time, or that we will realize expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits. Any of the foregoing could have a material adverse effect on our business, financial condition, operating results, liquidity, and prospects.

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

We may infringe on the intellectual property rights of third parties.

For certain of our product lines, we have elected to protect our technology and products as trade secrets as opposed to seeking patent protection. We may, in future, elect to seek patent protection for some of our future products. While we believe that our products and other intellectual property do not infringe upon the proprietary rights of third parties, our commercial success depends, in part, upon us not infringing on the intellectual property rights of others. A number of our competitors and other third parties have been issued or may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those utilized by us. Some of these patents may grant very broad protection to the owners of the patents. While we have engaged external intellectual property legal counsels to undertake an extensive review of existing third-party patents and prepare our patent applications for some of our products (see Item 4.B. - Business Overview), there is no assurance that their reviews and conclusion will not prevail if challenged by a third party of an alleged infringement of their intellectual properties. We may become subject to claims by third parties that our technology infringes their intellectual property rights due to the growth of products in our target markets, the overlap in functionality of those products and the prevalence of products. We may become subject to these claims either directly or through indemnities against these claims that we provide to end-users, manufacturer's representatives, distributors, value-added resellers, system integrators and OEMs. Litigation may be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than we and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for a longer period of time than us. Regardless of their merit, any such claims could be time consuming to evaluate and defend, result in costly litigation, cause product shipment delays or stoppages, divert management's attention and focus away from the business, subject us to significant liabilities and equitable remedies, including injunctions, require that we enter into costly royalty or licensing agreements and require that we modify or stop using infringing technology.

We may be prohibited from developing or commercializing certain technologies and products unless we obtain a license from a third party. There can be no assurance that we will be able to obtain any such license on commercially favorable terms or at all. If we do not obtain such a license, we could be required to cease the sale of certain of our products.

Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries thereto, may have a material adverse effect on our business and financial statements.

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, can materially adversely affect our business and financial statements. President-elect Donald Trump has indicated that he intends to impose tariffs, including a 60% tariff on goods imported from China and a 25% on all other U.S. imports, which could result in a trade war. Similar trade restrictions in the future may have a material adverse effect on our business and financial statements.

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

For the years ended September 30, 2024, 2023 and 2022, 10%, 3%, and 54%, respectively, of the Company's revenue was denominated in U.S. dollar driven by contracts with U.S. prime contractors in the defense sector. Our results of operations could be adversely affected by government spending caps or changes in government budgetary priorities, as well by delays in the government budget process, program starts, or the award of contracts or orders under existing contracts. As a result, the market for our military solution may be impacted due to shifts in the political environment and changes in the government and agency leadership positions under the new United States administration. If annual budget appropriations or continuing resolutions are not enacted timely, we could face United States government shutdown, which could adversely impact our business and our ability to receive indirectly timely payment from United States government entities on future contracts.

United States government contracts are generally not fully funded at inception and contain certain provisions that may be unfavorable to us.

We have entered into defense contracts with United States prime defense contractors, which it in turns transact directly with the United States government.

United States government contracts typically involve long lead times for design and development and are subject to significant changes in contract scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. In addition, United States government contracts generally contain provisions permitting termination, in whole or in part, at the government's convenience or for contractor default.

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

We may be subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our products, technology, operations, and markets. For example, the development, production, exportation, importation, and transfer of our products and technology is subject to Canadian and provincial laws. Further, as we plan to conduct business in the United States, we will also be subject to United States and foreign export control, sanctions, customs, import and anti-boycott laws and regulations, including the Export Administration Regulations (the "EAR") (collectively, the "Trade Control Laws"). If one or more of our products or technology, or the parts and components we buy from others, is or become subject to the International Traffic in Arms Regulations (the "ITAR") or national security controls under the EAR, this could significantly impact our operations, for example by severely limiting our ability to sell, export, or otherwise transfer our products or technology, or to release controlled technology to foreign person employees or others in the United States or abroad. We may not be able to retain licenses and other authorizations required under the applicable Trade Control Laws. The failure to satisfy the requirements under the Trade Control Laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, export, import, and/or in-country transfer of our products and technology, which could adversely affect our revenues and profitability.

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

The following risk relates specifically to PARA OPS business line:

We will be subject to regulation in the United States for our less-lethal systems.

While our PARA OPS devices are less-lethal (based on the kinetic energy of our projectiles), these are automatically classified as a form of firearm under the United States Bureau of Alcohol, Tobacco and Firearms ("ATF") rules and regulations because we use pyrotechnic based primers in our proprietary ammunition cartridges. We have therefore self-classified our .67 caliber PARA OPS single shot device as not only a firearm, but a "destructive device" in accordance with the ATF regulations. We intend to self-classify our other PARA OPS devices as a form of a firearm under ATF regulations until such time we have found an alternative for primers (i.e., a non-pyrotechnic gas generator) to launch our projectiles, and therefore be subject to ATF regulations. We are currently reviewing an alternative to replace the primer with actuator technology that is in the developmental phase and accordingly, there is no assurance that we will succeed and consequently the replacement of the primer may adversely affect our future revenues and related results of operations, business, prospects, and financial condition. Further, in the event we have implemented an alternative to replace the primer and then self-classify our PARA OPS devices as "non-firearm", there is no assurance that the ATF may not contest our self-classification, which could result in discontinuing sales to consumers with no firearm license where required by state law. Accordingly, this could also adversely affect our future revenues and related results of operations, business, prospects, and financial condition.

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

See Item 4.B. - Business Overview - Government Regulations - Less-Lethal for a summary of relevant regulation in the United States for our less-lethal business line.

The following risks apply to all business lines:

Rapid technological development could result in obsolescence or short product life cycles of our products.

The markets for our products are characterized by rapidly changing technology and evolving industry standards, which could result in product obsolescence or short product life cycles. Accordingly, our success is dependent upon our ability to anticipate technological changes in the industries we serve and to successfully identify, obtain, develop and market new products that satisfy evolving industry requirements. There can be no assurance that we will successfully develop new products or enhance and improve our existing products or that any new products and enhanced and improved existing products will achieve market acceptance. Further, there can be no assurance that competitors will not market products that have perceived advantages over our products, or which render the products currently sold by us obsolete or less marketable.

We must commit significant resources to developing, testing and demonstrating new products before knowing whether our investments will result in products the market will accept. To remain competitive, we may be required to invest significantly greater resources than currently anticipated in R&D and product enhancement efforts, and result in increased operating expenses.

Our industry is highly competitive.

The industry for military and security forces and personal defense is highly competitive and composed of many domestic and foreign companies. We have experienced and expect to continue to experience substantial competition from numerous competitors whom we expect to continue to improve their products and technologies. Competitors may announce and introduce new products, services or enhancements that better meet the needs of end-users or changing industry standards, or achieve greater market acceptance due to pricing, sales channels or other factors. With substantially greater financial resources and operating scale than we do currently, certain competitors may be able to respond more quickly than us to changes in end-user requirements and devote greater resources to the enhancement, promotion and sale of their products. Such competition could adversely affect our ability to win new contracts and sales.

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

We must comply with Canadian federal and provincial laws regulating the export of our products. In some cases, explicit authorization from the Canadian government is needed to export certain products. The export regulations and the governing policies applicable to our business are subject to change. We cannot provide assurance that such export authorizations will be available for our products in the future. To date, compliance with these laws has not significantly limited our operations but could significantly limit them in the future. Noncompliance with applicable export regulations could potentially expose us to fines, penalties and sanctions. If we cannot obtain required government approvals under applicable regulations, we may not be able to sell our products in certain international jurisdictions, which could adversely affect our business, prospects, financial condition and results of operations.

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

We require insurance coverage for a number of risks, including business interruption, environmental matters and contamination, personal injury and property damage as well as general aviation liability coverage. Although we maintain insurance policies, we cannot provide assurance that this insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful product liability claim could result in substantial costs to us. If insurance coverage is unavailable or insufficient to cover any such claims, our financial resources, results of operations and prospects could be adversely affected.

Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management's attention and resources, which could have a negative impact on our business, prospects, financial condition and results of operations.

Risks Relating to the Ownership of our Securities

An investment in our securities involves significant risks.

Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business and operations and cause the trading price of our securities to decline. If any of the following or other risks occur, our business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that event, the trading price of our securities could decline, and security holders could lose all or part of their investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.

Our Common Shares may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility in equity securities of issuers that are similarly situated to us. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Common Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares.

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

The Common Shares are listed on the TSX Venture Exchange ("TSXV") since September 22, 2020, Nasdaq since December 7, 2022, and the Frankfurt Stock Exchange since March 29, 2022. Additionally, the warrants issued on December 9, 2022 in the public offering in the United States (the "U.S. IPO Warrants") are listed on Nasdaq. There can be no assurance an active and liquid market for the Common Shares or U.S. IPO Warrants will be maintained.

If we are unable to satisfy the requirements of Sarbanes-Oxley or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned.

We are subject to the requirements of SOX. Section 404 of SOX (“Section 404”) requires companies subject to the reporting requirements of United States securities laws to complete a comprehensive evaluation of their internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the JOBS Act, as amended, we are classified as an “emerging growth company.” Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of SOX. Under this exemption, our independent auditor is not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five year transition period, except in the event this is accelerated if we lose our status as an “emerging growth company”. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow both domestically and internationally, organically and through acquisitions, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by SOX. If management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

Risk Related to Our Securities

If the Company were to constitute a "passive foreign investment company" or "PFIC", adverse U.S. federal income tax consequences may result for U.S. investors.

The Company believes that it was not a PFIC for its most recently completed tax year. Based on current business plans and financial expectations, the Company expects that it likely will not be a PFIC for its current tax year. The Company's PFIC classification for its current or future tax years may depend on, among other things, how quickly the Company may raise cash raised pursuant to recent offerings, the manner in which, and how quickly, the Company utilizes its cash on hand and the cash proceeds received from recent offerings, as well as on changes in the market value of its Common Shares. Whether the Company is a PFIC for any taxable year will also depend on the composition of its income and the composition, nature and value of its assets from time to time (including the value of its goodwill, which may be determined by reference to the value of the Common Shares, which could fluctuate). Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares. If the Company is a PFIC for any year during a U.S. taxpayer's holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of its Common Shares, or any so-called "excess distribution" received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). U.S. taxpayers should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. Accordingly, prospective investors should assume that a QEF Election will not be available. A U.S. taxpayer that makes the Mark-to-Market Election with respect to the Common Shares generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company ("PFIC") Rules." Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, may adversely impact the Company and the value of the Common Shares.

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of Common Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

In addition, the Inflation Reduction Act of 2022 includes provisions that impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It remains unclear in certain respects how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or purchasers of the Common Shares.

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

As a foreign private issuer, we follow certain home country corporate governance practices instead of certain Nasdaq corporate governance requirements applicable to United States domestic companies.

As a foreign private issuer whose securities are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain corporate governance requirements of Nasdaq. We follow the TSXV listing rules in respect of private placements instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company) and the minimum quorum requirement for a shareholders meeting. Under Nasdaq listing rules, the required minimum quorum for a shareholders meeting is 33 1/3% of the outstanding Common Shares. Under Canadian law and pursuant to our notice of articles, a quorum shall be present at a shareholder meeting if two or more holders of Common Shares representing at least 5% of the total number of voting rights attaching to the said Common Shares entitled to be voted at the meeting are present or represented by proxy. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules for domestic issuers.

We are an emerging growth company and rely on exemptions from certain disclosure requirements which may make our Common Shares less attractive to investors.

We are an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and we will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of USD$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous three year period, issued more than USD$1,000,000,000 in non-convertible debt; and (d) the date on which we are deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act. We will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of our second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be USD$700,000,000 or more.

For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404. We cannot predict whether investors will find our Common Shares or warrants less attractive because we rely upon certain of these exemptions. If some investors find our Common Shares or warrants less attractive as a result, there may be a less active trading market for the Common Shares or warrants and the price per Common Share and warrant may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from our development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact our business, financial condition and results of operations.

We may fail to meet the continued listing requirements of Nasdaq which could result in a delisting of our securities.

If we fail to satisfy the continued listing requirements of Nasdaq, such as minimum bid price requirements, Nasdaq may take steps to delist our Common Shares and/or warrants issued in our U.S. IPO (as defined below). Such a delisting would have a materially adverse effect on the price of our outstanding securities, impair the ability to sell or purchase our Common Shares or securities convertible or exercisable into Common Shares when persons wish to do so, and materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all.

To maintain the listing of our Common Shares on Nasdaq, we must satisfy minimum financial and other continued listing requirements and standards, including those related to the price of our Common Shares. Pursuant to the requirements of Nasdaq, if the closing bid price of a company's stock falls below US$1.00 per share for 30 consecutive business days (the "Minimum Bid Requirement"), Nasdaq will notify the company that it is no longer in compliance with the Nasdaq listing qualifications. If a company is not in compliance with the Minimum Bid Requirement, the company will have 180 calendar days to regain compliance. On May 16, 2024, we initially received notice from Nasdaq that we were no longer in compliance with the Minimum Bid Requirement (the "Initial Nasdaq Non-Compliance Notice").

On November 13, 2024, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided with an additional and final 180 calendar day period, or until May 12, 2025, to regain compliance (the "Compliance Date"), with the Minimum Bid Requirement. To regain compliance, the closing bid price of our Common Shares must meet or exceed US$1.00 per share for a minimum of ten consecutive business days at any time prior to the Compliance Date, unless the Nasdaq staff exercises its discretion to extend this ten-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H).

If we do not qualify for, or fail to regain compliance during this second compliance period, then the Nasdaq staff will provide us written notification that the Common Shares will be subject to delisting. At that time, we may appeal the Nasdaq staff's delisting determination to the Nasdaq Hearings Panel.

There can be no assurance that we will regain and maintain compliance with the Minimum Bid Requirement and the other listing requirements of the Nasdaq, or that we will not be delisted. If we are not able stay in compliance with the relevant Minimum Bid Requirement, there is a risk that the Common Shares may be delisted from Nasdaq, which would adversely impact liquidity of our Common Shares and potentially result in even lower bid prices for our Common Shares.

A delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq's listing requirements, but we can provide no assurance that any such action taken by us would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our Common Shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq's listing requirements.

We may not obtain shareholder approval for a share consolidation to remediate the Minimum Bid Requirement.

Following receipt of the Initial Nasdaq Non-Compliance Notice, the Company's initial plan to address the non-compliance was through a share consolidation, intending to execute a consolidation ratio higher than 10-for-1 for which shareholder approval was required. However, the Company's shareholders did not approve the proposal. Accordingly, the Company was only able to proceed with a share consolidation at a 10-for-1 ratio, which initially proved insufficient to bring the share price above the Minimum Bid Requirement.

To address the deficiency, the Company pursued additional financings and amended the terms of certain outstanding pre-funded warrants to reclassify the pre-funded warrants from liabilities to equity. These actions enabled the Company to demonstrate to Nasdaq that its estimated shareholders' equity exceeded the required USD $5 million threshold as of November 12, 2024. Consequently, the Company was able to obtain an extension of 180 days from Nasdaq to address its non-compliance with Nasdaq's Minimum Bid Requirement.

Nasdaq Listing Rule 5810(3)(A)(iv) restricts listed issuers that are not in compliance with Nasdaq's Minimum Bid Requirement from effecting one or more reverse stock splits over a two-year period with a cumulative ratio of 250 shares or more to one. Accordingly, given the 2024 Reverse Split (as defined below), the Company is currently restricted under the Nasdaq Listing Rules from consolidating shares at a ratio exceeding 25-for-1. Given these constraints, the Company acknowledges that completing another share consolidation will be necessary to remediate the bid price deficiency before the Compliance Date, which will require shareholder approval. There can be no assurance that shareholders will vote in favour of another share consolidation.

The liquidity of our Common Shares may be decreased as a result of the 2024 Reverse Split.

On October 23, 2024, we effected a one for ten (1-for-10) reverse stock split of our Common Shares (the "2024 Reverse Split"). Accordingly, all shareholders of record at the opening of business on October 23, 2024, received one issued and outstanding post-reverse split Common Share of the Company in exchange for 10 outstanding pre-reverse split common Shares of the Company. No fractional shares were issued in connection with the 2024 Reverse Split. All fractional shares created by the 2024 Reverse Split were rounded to the nearest whole number of Common Shares, with any fractional interest representing 0.5 or more Common Shares entitling holders thereof to receive one whole Common Share. Effective on the date of the 2024 Reverse Split, our outstanding securities that are convertible or exercisable into Common Shares were proportionately adjusted to reflect the 2024 Reverse Split in accordance with each security's terms.

The liquidity of the shares of our Common Shares may be affected adversely by the 2024 Reverse Split given the reduced number of shares that are now outstanding, especially if the market price of our Common Shares does not increase as a result of the 2024 Reverse Split. In addition, the 2024 Reverse Split may increase the number of shareholders who own odd lots (less than 100 shares) of our Common Shares, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

Although we believe that a higher market price of our Common Shares may help generate greater or broader investor interest, there can be no assurance that our increased share price following the 2024 Reverse Split will actually attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our Common Shares will satisfy the investing requirements of those investors. As a result, the trading liquidity of our Common Shares may not necessarily improve.

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

(i) less-lethal products with broad application in the professional and personal defense market,

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

Our Common Shares are listed and posted for trading on Nasdaq under the symbol "KWE", the TSXV under the trading stock symbol "KWE.V" and the Frankfurt Stock Exchange under the stock symbol of "62U". Our U.S. IPO Warrants are listed and posted for trading on Nasdaq under the symbol "KWESW".

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

Events in the Development of the Business

All share-related information presented in this section gives effect to the 2024 Reverse Split.

Inception to 2019 Highlights

KWESST was formed in April 2017. KWESST was founded to pursue advanced projects within the defense and security fields. We opened our offices in Ottawa, Ontario in May of 2017 and began development of what would become our core technology, TASCS. Our TASCS consists of a sensor package mounted to a soldier weapon and a display running a user interface program typically known as the Battlefield Management System ("BMS").

Between May and September of 2017, we developed the first-generation prototype of the sensor package forming part of TASCS, combined with a basic BMS system. KWESST started to collaborate with a United States military drone supplier, AeroVironment, Inc. ("AeroVironment").

In March 2018, we successfully integrated AeroVironment's drone data feed into KWESST's TASCS.

From April 20, 2018, to December 14, 2018, KWESST completed several financings (collectively "KWESST 2018 Financing") in the amount of $940,255 by way of revenue sharing agreements, related party loans and 10% convertible debentures to fund our working capital requirements.

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

On October 24, 2019, we completed a private placement of Common Shares for gross proceeds of $1,015,000 at a price of $140 per share, resulting in the issuance of 7,250 Common Shares (the "October 2019 Private Placement").

On October 24, 2019, the revenue sharing agreements and convertible debentures that we issued as part of the KWESST 2018 Financing were settled by the issuance of: (i) 4,435 Common Shares, and (ii) $234,515 in principal amount of convertible notes, bearing interest at a rate of 10% per annum (the "KWESST 2019 Convertible Notes").

On November 18, 2019, we entered into a non-exclusive licensing agreement with AerialX (the “AerialX Licensing Agreement”) and licensed a technology required to manufacture, operate and use a drone whose principal function and purpose is to act as a projectile to intercept aerial threats using kinetic force.

During the quarter ended December 31, 2019, we started developing proprietary laser defense products to protect ground forces from a portable laser attack weapon developed and produced by a foreign adversary.

Fiscal 2020 Highlights

On January 30, 2020, we completed a private placement of 3,750 Common Shares at a price of $280 per Common Share for gross proceeds of $1,050,000.

On March 1, 2020, we entered into a consulting agreement with SageGuild, LLC ("SageGuild") to provide United States business development support to facilitate the integration of our solutions/services into the U.S. Department of Defense markets. The monthly consulting fee comprised of cash and 43 Common Shares at a price of $350 per share. In preparation for a go-public transaction, the Common Shares issuable in satisfaction of the consulting fee were amended to stock options starting from May 31, 2020, in which the exercise price was satisfied by services rendered by SageGuild.

On March 25, 2020, we completed a private placement of 1,208 Common Shares at a price of $350 per Common Share for gross proceeds of $422,875.

On April 30, 2020, Foremost Ventures Corp. (“Foremost”), together with its wholly owned subsidiary, 2751530 Ontario Ltd. (“Subco”), entered into an amalgamation agreement with KWESST Inc. (the “Amalgamation Agreement”) pursuant to which Subco and KWESST Inc. agreed to amalgamate (the “Amalgamation”) to complete an arm’s length qualifying transaction, in accordance with the policies of the TSXV (the “Qualifying Transaction” or “QT”).

On April 25, 2020, AeroVironment issued an additional purchase order valued at USD$635,000 to provide increased capability to the AWS system. This generated approximately $530,000 of revenue in our fiscal year ended September 30, 2020 (“Fiscal 2020”).

On May 8, 2020, we issued an aggregate amount of $1,115,034 in convertible notes comprised of (i) $1,081,504 in principal amount of convertible notes convertible at $315.00 per Common Share, bearing interest at a rate of 15% per annum ("KWESST May 2020 Private Placement Convertible Notes") and (ii) a convertible note with a principal amount of $33,530 issued to a third party for services rendered in connection with the private placement, all of which convertible notes (including accrued interest thereon) were automatically converted into 3,727 Common Shares upon closing of the Qualifying Transaction on September 17, 2020. Additionally, as an inducement, the note holders were entitled to receive 25% of the principal amount in the form of Common Shares based on a stock price of $315.00 per share, resulting in the issuance of 858 Common Shares concurrently with the above conversion event.

On June 12, 2020, we entered into a technology agreement with SageGuild pursuant to which KWESST acquired GhostStep technology (the “GhostStep Technology Purchase Agreement”). We have since rebranded it as Phantom. The total purchase consideration was valued at approximately $482,000. For further information, see Item 4.A. - History and Development of the Company - Principal Capital Expenditures and Divestitures.

On July 9, 2020, KWESST issued 6,299 subscription receipts of KWESST at $490.10 per subscription receipt for aggregate gross proceeds of approximately $3,087,138, before share issuance costs. As part of the Qualifying Transaction, in September 2020, the 6,299 subscription receipts were converted into Common Shares of KWESST, which were subsequently cancelled, and Common Shares were issued in exchange therefore.

On July 20, 2020, we won a contract with a United States military customer valued at USD$405,000 to integrate our TASCS IFM with a mortar system.

On September 17, 2020, KWESST completed the Qualifying Transaction with Foremost. The Amalgamation was structured as a three-cornered amalgamation and, as a result, the amalgamated corporation, named "KWESST Inc.", became a wholly owned subsidiary of Foremost, which changed its name to "KWESST Micro Systems Inc.". Immediately following the completion of the Amalgamation, there were 58,951 Common Shares outstanding, and the former shareholders of KWESST Inc., along with the holders of the subscription receipts and convertible notes of KWESST Inc., owned approximately 97.8% of the issued and outstanding Common Shares. This constituted a reverse acquisition for accounting purposes under IFRS.

On September 22, 2020, the Common Shares began trading on the TSXV under the stock symbol "KWE".

Fiscal 2021 Highlights

On December 16, 2020, following successful trials, a United States military customer awarded a follow-on order of USD$799,000 with new hardware and software requirements coupled with additional military trials.

On January 14, 2021, we entered into a definitive technology purchase agreement to acquire the Low Energy Cartridge (“LEC”) technology from DEFSEC (the “DEFSEC Purchase Agreement”), a proprietary less-lethal cartridge-based firing system (rebranded as the “PARA OPS” system) for a total purchase consideration of approximately $2.9 million, subject to closing conditions. For further information, see Item 4.A. - History and Development of the Company - Principal Capital Expenditures and Divestitures.

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

On April 29, 2021, we completed a private placement of 5,108 units at a price of $875.00 per unit for gross proceeds of $4,470,071 (the "April 2021 Private Placement"), as amended in August 2021. Each unit consisted of one Common Share and seventy Common Share purchase warrants, exercisable to acquire 1/70 of a Common Share at a price of $17.50 each (70 warrants for one Common Share) for a period of 24 months. Following this closing, we also closed the acquisition of the PARA OPS system on the same day.

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

On September 16, 2021, we completed a private placement of 1,071 units at a price of $1400 per unit for gross proceeds of $1,500,000 (the "September 2021 Private Placement"). Each unit consisted of one Common Share and seventy Common Share purchase warrants, exercisable at a price of $23.50 for each 1/70 of a Common Share (70 warrants for one Common Share) for a period of 24 months.

On September 28, 2021, we announced our strategic partnership with Stryk Group USA for the commercialization of our PARA OPS system in the United States.

Fiscal 2022 Highlights

On October 4, 2021, we announced the introduction to market our Phantom electronic battlefield decoy, including advanced negotiation with a global defense contractor to provide Phantom units as part of the contractor tender for armored vehicles to a large NATO customer. There are only two bidders that have qualified for this opportunity.

On October 13, 2021, we announced that we are accelerating the readiness of deployable and man-wearable Battlefield Laser Detection Systems ("BLDS") for first deliveries available by end of Q1 of our fiscal year ended September 30, 2022 (“Fiscal 2022”), following military interest from a number of NATO land and Special Operation Forces at the signature European defense show, DSEI, which took place in London, UK, on September 13 to 18, 2021. While no deliveries took place in Fiscal 2022, on November 2, 2022, we won our first customer order of USD$330,000 from Nordic Defence & Security AS of Oslo, Norway, a trading and consulting agency offering solutions for the army, navy, air force in addition to other professional users such as the police, fire departments and different security dependent organizations, for the provision of four BLDS to be delivered by May 2, 2023. These BLDS units are to be mounted and integrated on the new combat patrol vehicles for Norwegian Special Operating Forces ("SOF") now in prototype build. Through this initial order, we are well positioned to supply a higher quantity of BLDS if the Norwegian SOF combat vehicle proceeds into full production. There is no assurance on timing or that we will receive additional orders for our BLDS from Norwegian SOF.

On November 12, 2021, we announced that General Dynamics Land Systems ("GDLS") selected KWESST's Phantom electronic battlefield decoy as part of its ongoing efforts to develop a next generation multi-million domain mobile capability at the tactical level. If GDLS wins the contract with their United States military customer, we have estimated the potential value for this contract to KWESST could be more than USD$40 million, depending on the number of Phantom units per military vehicle and final pricing based on volume. Accordingly, there is no assurance that we will be awarded this contract or if we are, what the value of such contract will be to KWESST.

On November 15, 2021, we conducted live fire demonstration of our initial less-lethal cartridge-based single shot device for investors near Toronto, Ontario, including an opportunity for these investors to use the devices. Further, on January 14, 2022, we announced the unveiling of our less-lethal cartridge-based products under the brand PARA OPS at the 2022 SHOT Show® in Las Vegas held on January 18th to 21st 2022.

On November 23, 2021, in connection with an updated capital markets strategy, we submitted our initial application to list our Common Shares on Nasdaq.

On December 2, 2021, we announced that we engaged the New York-based public relations firm AMW Public Relations to lead our public relations, brand strategy, and media communication initiatives.

On December 8, 2021, our United States military customer accepted the delivery of the final milestone of the USD$0.8 million relating to the integration of our TASCS IFM with the 81 mortar system. Final payment was received in January 2022.

On December 14 and 16, 2021, we announced that we signed a Master Services Agreement with GDMS - Canada to support the development of digitization solutions for future Canadian Land C4ISR programs. We estimate the contract's value to KWESST to be up to $1.0 million over the next 12 months.

On December 15, 2021, we completed the non-cash acquisition of Police Ordnance Company Inc. – see Item 4.A. – History and Development of the Company – Principal Capital Expenditures and Divestitures for further details. On January 10, 2022, we announced that Police Ordnance Company Inc. received orders from law enforcement agencies for approximately $0.4 million in ARWEN products, all have since been delivered as of the date of this Annual Report. However, as most of the shipments related to open customer orders at the acquisition date, these were not recorded as revenue during the quarter but rather as a reduction of intangible assets in accordance with IFRS.

At the 2022 SHOT Show® held in Las Vegas from January 18th to 21st 2022, we showcased our initial PARA OPS single shot device. Since this event, we have continued to make further improvements to this device based on positive feedback from the SHOT Show®. As of the date of this Annual Report, we have finalized the design of the single shot device and are in the process of producing small quantities for market testing prior to commercial launch this summer. We are also in the process of optimizing the design of our multi-shot device for market testing in June 2022 and commercial launch soon after. Our initial sales focus will be law enforcement agencies. (see Item 4.B. – Business Overview – Government Regulations).

On February 11, 2022, we filed United States patent application No. 17/669,420 claiming priority to a provisional patent application serial 63/148,163 by the USPO for our PARA OPS system.

On March 11, 2022, we closed a non-secured and non-convertible loan financing transaction with a syndicate of lenders for aggregate loan proceeds of $1.8 million and an additional $0.2 million on March 15, 2022, for a gross total of $2.0 million (the "Unsecured Loans"). The Unsecured Loans bear interest at a rate of 9.0% per annum, compounded monthly and not in advance, and have a maturity of thirteen months, with KWESST having the option to repay the whole or any part of the Unsecured Loans, without penalty or premium, at any time prior to the close of business on the maturity date. The principal amount is due only at maturity. As part of the terms of the Unsecured Loans, we issued an aggregate of 1,428 bonus Common Shares to the lenders. These Common Shares were issued pursuant to prospectus exemptions of applicable Canadian securities laws and therefore subject to a four-month plus one day trading restriction.

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

On April 22, 2022, we issued 87 Common Shares to the selling shareholders of Police Ordnance as a result of achieving the performance milestone as defined in the share purchase agreement.

On April 25, 2022, we announced that we engaged RedChip Companies (“RedChip”) to lead our investor relations efforts in the United States, in advance of our pending Nasdaq listing. Headquartered in Orlando, Florida, RedChip provides investor relations, financial media, and research for microcap and small-cap stocks.

On July 6, 2022, we won our first CIMS related contract and entered into a three-year contract with Counter-Crisis Technology Inc. to design, develop, and implement a significant component of a national GSAR Incident Command System for Public Safety Canada, with the Ontario Provincial Police (“OPP”) as technical advisory stakeholder for this project. The total contract value is approximately $0.7 million, net of in-kind contributions of $76,000, over three years of services commencing in late July 2022. Either party may, at any time and for any reason, terminate the contract for convenience upon at least 30 business days’ notice. In the event of termination for convenience, we may recover only the actual cost of work completed to the date of termination in approved units of work or percentage of completion.

On July 14, 2022, we closed a non-brokered private placement, resulting in the issuance of 2,285 units of KWESST, at a price of $150.50 per unit, for aggregate gross proceeds of $0.34 million. Each unit consisted of one Common Share and seventy one-half Common Share purchase warrants, exercisable at a price of $2.85 each per share for a period of 24 months. Each warrant converts into 0.01428571 Common Shares or 70 warrants for one Common Share. Certain of our directors and officers participated in the amount of $87,500.

On August 16, 2022, we announced that we publicly filed a registration statement on Form F-1 with the SEC relating to a proposed public offering in the United States of common units (the “U.S. IPO Common Units”), consisting of one Common Share and one U.S. IPO Warrant, and pre-funded units, consisting of a pre-funded warrant to purchase one Common Share and a warrant to purchase one Common Share (the “U.S. IPO”).

On August 29, 2022, we announced that we closed two non-secured loans in the amount of USD$200,000 per loan with a third party lender for an aggregate amount of USD$400,000. The first non-secured loan of USD$200,000 bears interest of 6% per annum and will mature on August 31, 2023. In connection with the first non-secured loan, we issued 423 bonus shares to the lender. The second non-secured loan of USD$200,000 (the "Second Loan") bears interest of 6% per annum and will mature on August 31, 2023. For both loans, the repayment will be 110% of its principal and both loans are senior to our other unsecured indebtedness. The Second Loan contains certain provisions allowing us to apply to the TSXV to repay the principal amount by issuing Common Shares in accordance with the rules and regulations of the TSXV.

On September 13, 2022, we announced the commencement of an underwritten public offering in Canada of units (the "Canadian Units") consisting of one Common Share and one Common Share purchase warrant (the "Canadian Warrants") for gross proceeds of approximately USD$3 million (the "Canadian Offering") following the filing of a preliminary short form base PREP prospectus with the securities regulatory authorities in each of the provinces of Canada, except Québec.

Fiscal 2023 Highlights

On October 28, 2022, in advance of the Nasdaq listing, we effected a one for seventy (1-for-70) reverse stock split of our Common Shares to meet Nasdaq's initial listing requirements.

On November 2, 2022, we won our first customer order from an overseas NATO country for our BLDS product (see Item 4.B. – Business Overview – Principal Products and Services). These BLDS are for Special Forces who will be battle-testing the system in operational conditions. Subject to successful testing, we expect follow-on requirements, though there is no assurance there will be any follow-on orders.

On December 6, 2022, our Common Shares and the U.S. IPO Warrants were approved for trading on Nasdaq under the symbols "KWE" and "KWESW", respectively, and commenced trading on December 7, 2022. The SEC declared our Form F-1 Registration Statement effective on December 6, 2022.

On December 9, 2022, we announced the closing of the U.S. IPO and Canadian Offering, for aggregate gross proceeds of USD$14.1 million. In the U.S. IPO, we sold 250,000 U.S. IPO Common Units at a public offering price of USD$41.30 per unit. Each Common Unit consisted of one Common Share and one U.S. IPO Warrant. The U.S. IPO Warrants have a per share exercise price of USD$50.00, can be exercised immediately, and expire five years from the date of issuance. The U.S. IPO Warrants are listed on Nasdaq under the symbol "KWESW". In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 19,900 pre-funded Common Share purchase warrants (the "U.S. IPO Pre-funded Warrants") and 37,500 U.S. IPO Warrants (the "U.S. IPO Option Warrants"). In the Canadian Offering, we sold 72,639 Canadian Units at a price to the public of USD$41.30 per unit. The Canadian Warrants have a per Common Share exercise price of USD$50.00, are exercisable immediately and expire five years from the date of issuance. The Canadian Warrants are not listed on any exchange.

On January 30, 2023, we announced the highlights of the 2023 SHOT SHOW where the Company's new PARA OPS products and its ARWEN less-lethal launcher were showcased, in Las Vegas. The Company was invited to demonstrate and brief its ARWEN 37mm launcher system to symposiums in 2023 to highlight the effectiveness of the ARWEN platform for crowd control and for SWAT teams conducting high-risk arrests.

On February 14, 2023, we announced that the Company was showcasing its products at IDEX in Abu Dhabi, United Arab Emirates, and to exhibit and speak at Future Soldier 2023 Technology Conference in London, United Kingdom, as part of our international market development program.

On February 27, 2023, we announced the key business pursuits arising from IDEX in Abu Dhabi, United Arab Emirates including: (i) a digitization project to provide first responders with shared, real-time situational awareness in critical incident response; (ii) a digitization project to feed video footage directly to shipborne and ground personnel from airborne platforms conducting maritime patrol operations in the Gulf; (iii) equipping police and security forces in the MENA region with the Company's new PARA OPS less-lethal system through distributors the Company met with; and (iv) potential co-ventures with UAE defense technology agencies and financial partners, arranged through the Company's investment bankers, Think Equity, New York.

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

On April 27, 2023, the TSXV approved the listing of the Canadian Warrants issued in the Canadian Offering in December 2022, commencing trading on May 1, 2023.

On May 2, 2023, we announced that the Company received notice of a contract award under a joint venture with two other defence industry partners, to perform software systems engineering work for the Canadian Department of National Defence ("DND") for approximately $20 million over a span of five years (the "Canadian Government Contract").

On May 29, 2023, we announced that at CANSEC 2023, the Company planned to feature its capability to rapidly integrate and exploit digital information for the dismounted and mounted soldier to more than thirty visiting countries, including TAK integration, Tactical Digital Fires System and Command and Control On The Move, all vital aspects of soldier modernization for survivability.

On May 30, 2023, we announced the appointment of Sean Homuth as CFO and Chief Compliance Officer, effective June 12, 2023.

On July 19, 2023, we announced that we had entered into definitive agreements with a group of accredited and institutional investors for the issuance and sale of Common Shares (or Common Share equivalents) on a brokered private placement basis, for aggregate gross proceeds of approximately USD$5.6 million (the "July 2023 Private Placement").

On July 21, 2023, we announced the closing of the offering and the issuance and sale of 247,274 Common Shares (or Common Share equivalents), for aggregate gross proceeds of USD$5,588,396.92. As a part of the offering, the Company issued 154,219 Common Shares at a price of USD$22.60 per Common Share and 93,054 pre-funded warrants at a price of USD$22.59 per pre-funded warrant, with each Common Share and pre-funded warrant being bundled with one Common Share purchase warrant of the Company. As compensation for services rendered, the Company paid to ThinkEquity LLC (“ThinkEquity”) a cash fee of $475,013.14 representing 8.5% of the aggregate gross proceeds of the offering and issued 12,363 warrants to purchase a number of Common Shares.

On July 25, 2023, we announced that we had filed a U.S. patent application for the core module of our next-generation Battlefield Laser Detection System branded "BlaDE", and that we will make the BlaDE module available as a plug-and-play offering to third-party OEMs for incorporation into their new and legacy electro-optical systems on armored vehicles.

Fiscal 2024 Highlights

On October 18, 2023, we announced our “Lightning” scalable situational awareness solution for Public Safety market agencies during a critical incident. KWESST Lightning will improve interoperability between agencies with lightning-fast time to engagement, offered as fully cloud-based Software as a Service (“SaaS”) product. Built using the “TAK” – the U.S. government Team Awareness Kit (“TAK”) software at the foundation, the solution addresses the issues of scalability, interoperability, and time to engagement while customizing the user experience to meet the demands of the specific mission sets that responders encounter. On October 24, 2023, we announced that we received a Notice of Allowance for the Luxton LEC patent from the U.S. Patent Office, which supports our PARA OPS product line. The patent was subsequently issued on October 31, 2023.

On October 24, 2023, we announced that we received Notice of Allowance for the LEC patent from USPTO and notification that the USPTO will issue the patent October 31, 2023.

On October 31, 2023, we announced that we intended to issue 4,670 Common Shares at a deemed price per share of CAD$20.90 in settlement of a debt in an amount of approximately CAD$97,615.

On November 13, 2023, we announced plans to expand our ARWEN business, including the introduction of a new 40mm cartridge for third-party riot control launchers, which constitute the bulk of launchers worldwide. In order to scale supply and deliver orders in a more responsive fashion we announced a planned reorganization of the business to satisfy the backlog of ARWEN orders and drive sales growth. We also reported on the scale-up of PARA OPSTM production on the heels of successful demonstrations to law enforcement agencies over the summer and fall of 2023.

On November 27, 2023, we announced that Sean Homuth was appointed as President and CEO.

On December 6, 2023, we announced the appointment of General (Retired) Rick Hillier to our Board of Directors (the "Board").

On December 13, 2023, we announced that our less-lethal PARA OPSTM and ARWEN products will be available for law enforcement agencies to purchase on-line (with link from KWESST website) on Monday, December 23, 2023. PARA OPSTM has been in initial production through the fall of 2023. KWESST also introduced its new ARWEN 40mm cartridge at the SHOT Show in response to substantial interest from many law enforcement agencies.

On February 2, 2024, we announced that Dave Ibbetson, former General Manager of General Dynamics C4 Systems International, and General Dynamics Mission Systems International has been engaged as a Strategic Defence Advisor.

On February 5, 2024, we announced highlights from our attendance at SHOT Show 2024. This included law enforcement agencies at the federal, state and local level, plus foreign distributors from Europe, Asia, Latin America and the Middle East, specifically seeking out the Company to view the new products. The Company has started receiving initial small quantity orders for test and evaluation of its 40mm baton ammunition as well as requests from various agencies for live demonstrations of the PARA OPSTM products.

On February 12, 2024, we announced that we were invited to demonstrate and brief on our public safety products at an international gathering of special intervention units, which was held overseas in April 2024. We have also been demonstrating and briefing on our new PARA OPSTM less-lethal system, our new 40mm ARWEN cartridge for riot control and tactical teams and our new Lighting and T-SAS™ systems for sharing situational awareness among responders and commanders to various police agencies in North America.

On February 28, 2024, we announced the signing of a binding letter of intent with O'Dell Engineering Ltd., in Southwestern Ontario, Canada, for the sale and distribution of PARA OPSTM products in Canada for the civilian market. Subsequently, on November 13, 2024, the Company effectively advised O'Dell that it would not be pursuing a definitive agreement. The Company has engaged the services of an external manufacturer for assembly of its Arwen ammunition and is currently discussing their potential (based on their interest) to become an outsourced manufacturer as well as global distributor of the PARA OPSTM products.

On March 8, 2024, we announced that we had been awarded a contract by the OPP to deliver training and certification to the force's lead TAK users and trainers.

On March 12, 2024, we reported on our demonstrations of PARA OPSTM to Southern California law enforcement agencies at their request following demonstrations at SHOT Show 2024 in Las Vegas in January.

On April 3, 2024, we announced an offering of Common Shares (and/or pre-funded warrants in lieu thereof) in an underwritten United States public offeringg.

On April 4, 2024, we announced the pricing of our underwritten public offering of 153,850 Common Shares (or pre-funded warrants in lieu thereof) at a public offering price of US$6.50 per share, for gross proceeds of approximately US$1,000,000, before deducting underwriting discounts, commissions and offering expenses.

On April 9, 2024, we announced the closing of our previously announced underwritten public offering of 73,500 Common Shares and 80,350 pre-funded warrants with an exercise price of $0.01 at a public offering price of US$6.50 per share and US$6.49 per pre-funded warrant, less the underwriting discount.

On April 30, 2024, we provided a corporate update ahead of our fiscal Q2 result, highlighting status of our military digitization contracts through 2028, an MOU signed with the University of Ottawa to hire software coding graduates, work with a large Canadian police agency as first adopter of KWESST LightningTM in advance of full market release, ARWEN scaling to multiples of historical revenue and, major agencies continue evaluations of PARA OPSTM.

On May 17, 2024, we announced that we had been awarded a contract with its teaming partner CounterCrisis Tech ("CCT") for a proof of concept project (the "Project") to provide a situational awareness app in support of Canadian Red Cross ("CRC") emergency and disaster relief operations.

On May 20, 2024, we announced that we received written notification from Nasdaq on May 16, 2024, indicating that the Company is not in compliance with the minimum bid price requirement set forth in the Nasdaq rules for continued listing on Nasdaq, which requires listed securities to maintain a minimum bid price of US$1.00 per share.

On May 23, 2024, we announced the appointment of MNP LLP ("MNP") as our new, successor auditor until the close of the next annual general meeting.

On June 10, 2024, we reported that we had been awarded a sub-contract by Thales Canada (the “Thales Subcontract”). Under the sub-contract, KWESST will deliver specialized software services for work under the Canadian DND Land C4ISR series of contracts to modernize the Canadian Army's capabilities through advanced Land C4ISR systems.

On June 12, 2024, we announced an offering of Common Shares (and/or pre-funded warrants in lieu thereof) in a best efforts United States public offering.

On June 12, 2024, we announced the pricing of our best efforts public offering of 290,000 Common Shares at a public offering price of US$5.80 per share, for gross proceeds of approximately US$1,682,000, before deducting placement agent fees and offering expenses. All of the Common Shares were offered by the Company.

On June 14, 2024, we announced the closing of our previously announced public offering of 290,000 Common Shares at a public offering price of US$5.80 per share, less the placement agent fees. The gross proceeds from the offering, before deducting placement agent fees of $0.435 per Common Share (being an aggregate of US$126,150 or 7.5% of the public offering price of the securities) and estimated offering expenses payable by the Company, were approximately US$1,682,000.

On August 7, 2024, the Company announced that a G7 capital city police service (the "Agency") has taken delivery of three T-SAS™ systems and in conjunction has entered into an agreement (at the close of business on August 6) with the Company for a limited time free trial of KWESST Lightning™. The trial has been initially rolled out to a team within the Tactical unit of the Agency to stress-test the equipment and services provide valuable user feedback that will shape the full commercial version once released, and as part of the trial, KWESST will provide training and support to obtain maximum user engagement. During the three-month trial period, the Agency will have access to the full capability of command, communication, and critical-incident management through the KWESST Lighting™ interface on all Android-based devices and leverage peer-to-peer and cloud-based secure networked tactical video streams across KWESST's secure SaaS cloud service.

On August 12, 2024, the Company announced that it had entered into definitive agreements for the purchase and sale of 471,500 Common Shares at a purchase price of US$2.00 per Common Share in a registered direct offering. The gross proceeds to the Company from the offering were approximately US$943,000 before deducting placement agent fees and other offering expenses payable by the Company. In a concurrent private placement, the Company issued unregistered warrants to purchase up to 471,500 Common Shares at an exercise price of US$2.50 per share that were immediately exercisable upon issuance and will expire five years following the date of issuance. The registered direct offering closed on August 13, 2024.

On August 27, 2024, we announced the results of our 2024 Annual and Special Meeting of shareholders held on Monday, August 26, 2024, which included electing all the nominees to the Board, appointing MNP as auditor of the Company for the ensuing year, authorizing the Board to determine auditor's compensation, and approving the Company's amended LTIP. We also announced the addition of new directors Sean Homuth and Jennifer Welsh, and the departure of outgoing director John McCoach.

On September 27, 2024, the Company announced the postponement of the special meeting of KWESST shareholders in connection with the proposed consolidation of the Company's share capital.

Year - to - Date Fiscal 2025 Highlights

On October 1, 2024, we updated investors on the ramp-up of activity on our Thales Subcontract in support of the Canadian DND Land C4ISR series of contracts to modernize the Canadian Army's capabilities through advanced Land C4ISR systems program. As of November 16, 2024, KWESST had completed its staffing with conditional offers accepted for all of the 16 positions on the program, representing an annualized revenue of approximately CAD$3.3M. Once the new staff are onboarded to the program, we estimate our annualized revenue across Land C4ISR and DSEF will be approximately CAD$3.8M. The Company expects to continue to increase staffing, and related revenue, as future taskings are received. The Company’s maximum potential workshare under the Land C4ISR and DSEF remains approximately CAD$48M and CAD$27M for the initial contract periods of 6 and 5 years, respectively.

On October 10, 2024, we announced our plan to proceed with a consolidation of our outstanding Common Shares on the basis of ten (10) pre-consolidation shares for each one (1) post-consolidation share (the "Reverse Split"). The Company believed that the Reverse Split was in the best interests of shareholders as it allowed the Company to ensure continued compliance with the Nasdaq minimum bid price requirements.

On October 23, 2024, the 2024 Reverse Split was effected.

On October 23, 2024, we announced that our wholly-owned subsidiary, KWESST Inc., had entered into a receivables facility agreement with a US-based global financing company. The facility provides up to CAD$250,000 advanced at a rate of 2.5% for the first thirty days and 1% for each ten days thereafter until receipt of funds from the receivable payee and limited to a total of 20% of the value of the receivable funded. Funds are advanced at 80% up front of the face value of the receivable with a 20% fee deposit retained by the financing company until the amount funded is fully repaid, following which any balance remaining of the 20% fee deposit is returned to KWESST Inc. The agreement grants security against KWESST Inc.'s receivables and other assets for funds advanced by the financing company. The initial term is for 12 months and may be terminated within such a term by KWESST Inc., subject to the payment of an early termination fee of 3% of the total limit of the facility.

On October 23, 2024, we announced we had completed our plan to ramp up volume production of ARWEN cartridges, including the new 40mm baton round following successful characterization testing by a recognized ballistics laboratory. The ARWEN system is long-established in the law enforcement community and was designed as an alternative to lethal force for maintaining public order in the event of riots and civil unrest during protests and demonstrations. Historically, the Company has offered a 37mm cartridge that fires from its ARWEN launchers. In a move to expand the market for ARWEN branded products and to leverage the large installed base of third-party 40mm firing platforms, KWESST announced and showcased a new 40mm baton cartridge at the annual SHOT Show in January 2024. Live fire demonstrations at the SHOT Show Range Day and other events since then have demonstrated the notable performance of the new 40mm baton cartridge.

On November 1, 2024, we announced the closing of a public offering of 3,889,000 pre-funded warrants at a public offering price of USD$0.90 per Common Share. The gross proceeds from the offering were approximately USD$3,500,000, before deducting placement agent fees of US$0.0675 per Common Share (being an aggregate of USD$262,508 or 7.5% of the public offering price of the securities) and estimated offering expenses were approximately US$300,000. In addition, the Company issued to the placement agent as compensation for its services 194,450 Common Share purchase warrants with an exercise price of US$1.125 per share.

On November 11, 2024, we announced our intention to issue a total of 119,047 Common Shares at a deemed price per Common Share of CAD$0.84 per share, representing a 20% discount on the closing price of the Common Shares on the TSXV for settlement for reimbursement of business expenses incurred while representing the Company in an aggregate amount of CAD$100,000 owed to a company controlled by Mr. David Luxton, Executive Chairman of the Company.

On November 12, 2024, we announced the closing of a brokered private placement offering to an institutional accredited investor for aggregate gross proceeds of approximately CAD$3.4 million (the "November 2024 Offering"). As a part of the November 2024 Offering, the Company issued 4,145,200 pre-funded warrants to acquire one Common Share at a price of CAD$0.824 per pre-funded warrant, inclusive of the exercise price of CAD$0.001 per Common Share. Each pre-funded warrant was bundled with one Common Share purchase warrant of the Company. We also announced that the Company amended the terms of the outstanding pre-funded warrants issued on November 1, 2024, as part of the Company's best efforts public offering in the United States. The amendments revised the exercise price of the pre-funded warrant from USD$0.001 to CAD$0.0014, revised currency references from USD to CAD, and removed the ability for the holder to exercise the pre-funded warrant on a cashless basis. The foregoing amendments were agreed to by the holder of such pre-funded warrants pursuant to a pre-funded warrant amendment agreement.

On November 13, 2024, we announced that we received a letter from Nasdaq, notifying the Company that it is eligible for an additional 180 calendar day period, or until May 12, 2025, to regain compliance with the Minimum Bid Requirement. The Company was first notified by Nasdaq of its failure to maintain the Minimum Bid Requirement on May 16, 2024, and was given until November 12, 2024, to regain compliance. The Company did not regain compliance with the Minimum Bid Requirement during the first 180 calendar day period.

On November 13, 2024, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided with an additional and final 180 calendar day period, or until May 12, 2025, to regain compliance with the Minimum Bid Requirement. To regain compliance, the closing bid price of our Common Shares must meet or exceed US$1.00 per share for a minimum of ten consecutive business days at any time prior to the Compliance Date, unless the Nasdaq staff exercises its discretion to extend this ten-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H). Should the Company fail to cure the deficiency in the second 180-day extension period which ends May 12, 2025, no further extensions will be granted and the Nasdaq will initiate delisting procedures.

In December 2024, the LEC royalty payment (see Contractual Obligations and Commitments below) due April 2025, in the amount of $200,000 was paid early to DEFSEC in exchange for a $25,000 reduction resulting in a net payment of $175,000.

Principal Capital Expenditures and Divestitures

We made the following capital expenditures over the last three financial years. All share-related information presented in this section gives effect to the 2024 Reverse Split.

Fiscal 2024

  There were no significant capital expenditures or divestitures in Fiscal 2024.

Fiscal 2023

  There were no significant capital expenditures or divestitures in our fiscal year ending September 30, 2023 (“Fiscal 2023”).

Fiscal 2022

  On December 15, 2021, we acquired 2720178 Ontario Inc., an Ontario (Canada) corporation, which owns all of the issued and outstanding shares of Police Ordnance (the "Police Ordnance Acquisition"). Located in Bowmanville, Ontario, with ancillary operations in Florida, Police Ordnance owns all intellectual properties to the ARWEN product line of less-lethal systems, and a proprietary line of 37 mm less-lethal cartridges designed for riot control and tactical teams. Police Ordnance has law enforcement customers across Canada, the United States, and abroad. The Police Ordnance Acquisition provides us with a strategic opportunity to leverage its law enforcement customer base to accelerate growth within our specialty ordnance business (see Item 4.B. – Business Overview).
  On December 15, 2021, the closing date of the Police Ordnance Acquisition, the fair value of the purchase consideration was $0.6 million, which comprised of: (i) 396 Common Shares, (ii) 20,000 Common Share purchase warrants exercisable at a price of $17.20 per warrant (one warrant converts to 0.01428571 Common Share or 70 warrants for one Common Share) and expiring on December 15, 2024; and (ii) 87 Common Shares contingent on fulfilment of a financial milestone, which was met in April 2022 resulting in the issuance of these Common Shares.

B. Business Overview

Principal Products and Services

KWESST Micro Systems Inc. is an early-stage technology company that develops and commercializes next-generation tactical systems for military and security forces and public safety markets.

Our product development has focused on three niche market segments as follows:

Our core mission is to protect and save lives. At Fiscal 2023, year-end we began to group our offerings for commercialization purposes into Military and Public Safety missions.

KWESST's Public Safety offerings are comprised of:

  KWESST Lightning: leverages the Company’s military digitization technology to provide responders to any type of incident with instant onboarding to the mission and TAK-enabled real-time situational awareness SaaS. The Company is currently engaging in trials and pilots of the product as it continues development towards the commercial release that is currently expected to be available in Fiscal 2025.
  Less-Lethal Munitions Systems:
  PARA OPSTM, a next-generation less-lethal system just being introduced to market now.
  ARWENTM 37mm system, plus a new 40mm munition.

KWESST's Military offerings are comprised of:

  Digitization: real-time data sharing at the tactical level, including integration with Battlefield Management Applications (BMS) including ATAK and TAK;
  Digitized firing platforms;
  BLDS; and
  Digitized Electro Magnetic Spectrum Operations.

Strategy

Our strategy is to pursue and win large defense contracts for multi-year revenue visibility with prime defense contractors for next-generation situational awareness, with a particular focus on ATAK applications that can be leveraged to address similar requirements in the Public Safety Market complemented by our proprietary ARWEN and PARA OPSTM less-lethal products, where it is possible to drive sales and where the sales cycle is typically shorter than the more programmatic defense market.

The following is a summary of our main product and service categories for each business line:

Less-lethal	Digitization	Counter-Threat

PARA OPS products:

Non-reciprocating devices:

  A single-shot device
  A five-shot device
  12-gauge shotgun

Reciprocating devices

  Replica pistol
  AR style rifle

Ammunition

  Blunt / training
  Inert marking powder
  Irritant powder

ARWEN products:

  Single shot 37mm launcher
  Multi-round 37mm launcher
  Baton blunt impact
	Products: TASCS IFM TASCS NORS T-SAS™ Services: ATAK Centre of Excellence Lightning SaaS for Critical Incident Management System (not yet commercially available)	Products: Battlefield Laser Defense System (BLDS) Phantom Electronic Warfare device

Less-lethal Products

Non-reciprocating PARA OPS devices

We are in the low-rate initial production ("LRIP") phase for the .67 caliber single shot and multi-shot devices. We expect to complete our sales, marketing and distribution plan and will begin the higher volume production phase for these devices during Fiscal 2025. Both will be offered to the public safety market, including our proprietary projectiles for these devices.

(Single shot) (Pro 5 Magnum)

(Proprietary cartridge and projectile)

We plan to offer three types of payload for projectiles based on customer needs:

  solid slug for practice or pain compliance,
  inert colored powder for practice or realistic close quarters combat simulation, and incapacitating irritant pepper powder for operation use.

Reciprocating PARA OPS devices

We have a plan to prototype PARA OPS as a high-capacity automatic pistol and carbine (referred as reciprocating devices) for less-lethal operations and force-on-force training, along with a reciprocating PARA OPS cartridge in the second quarter of Fiscal 2026.

See below for further details of our projected product development cycle and estimated additional investment to reach full commercialization for our PARA OPS devices.

ARWEN launchers

As a result of the Police Ordinance Acquisition, we are currently selling the following ARWEN products and related ammunition to law enforcement agencies:

(Multi-shot launcher)  (Single-shot launcher)

Digitization

For the Digitization business line, our products share the same core technology platforms and leverage our domain knowledge, proprietary sensor-software integration, proprietary algorithms and electronic circuity in order to develop and deliver integrated shared situational awareness solutions to our clients who operate in the primarily dismounted domain (i.e., away from supporting platforms such as vehicles, aircraft and armored vehicles):

  ATAK is a United States government owned situational awareness software application that is hosted on Android end user devices. Based on our observation, ATAK is becoming the de facto standard in the United States, Canada, and North Atlantic Treaty Organization ("NATO") for software based situational awareness and as a command and control battle management application in the dismounted domain. While the base software is United States Government owned and is available at no cost, being able to develop specific plug-ins and secure tactical networks is beyond the capacity of most user organizations. We have the experience and expertise to offer ATAK integration and networking services to prospective clients.

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

  Based on experience gained from our work in the civilian public safety market with our CIMS concept for enhanced public safety, KWESST is working to bring its Lightning™ SaaS app announced in October 2023 to full market release late Calendar 2024. KWESST is currently working to contract with early adopters from a major Canadian police agency to refine the product as part of a pre-market release early adoption phase.

The following is a summary of our Digitization main products that are being commercialized through Fiscal 2024 and Fiscal 2025, subject to customer orders.

Counter Threats

We offer the following proprietary next-generation counter-threat solution to protect against hostile enemy lasers, electronic detection, and drones.

The following table provides an update of our current product development cycle by product line and estimated timeline by quarter (fiscal year ended September 30th) to reach production:

	Concept & Design	Prototype(1)	Market Testing(2)	LRIP Production(3)	Higher Volume Production(4)
PARA OPS- single shot device (5)	Completed	Completed	Q3 FY23 - Ongoing	Q4 FY23 - Q1 FY24	Q3-Q4 FY25

PARA OPS- Pro 5 Magnum (5)	Completed	Completed	Q3 FY23 - Ongoing	Q4 FY23 - Q2 FY24	Q3-Q4 FY25

PARA OPS - reciprocating devices	Q1 FY26	Q2 FY26	Q3FY26	Q4 FY26	Q1 FY27

BLDS	Completed	Ongoing	Ongoing	Ongoing	TBD per market demand
ARWEN 37mm Ammunition	Completed	Completed	Completed	Completed	Completed
ARWEN 40mm Ammunition	Completed	Completed	Ongoing	Ongoing	Q2 FY25
KWESST Lightning™	Ongoing	Ongoing	FY2025	FY2025	FY2026

Notes:

(1) Prototype Version 1 (V1) and Version 2 (V2), integration, and testing have been completed. Next Generation BLDS prototyping is ongoing.

(2) Includes field testing and prototype V2.

(3) "Low Rate Initial Production". Includes final product development, LRIP, and sales demonstration units. A product is not ready for pre-production until it reaches Technology Readiness Level (TRL) of 5 to 6. Version 2 has been delivered to the customer for integration under this phase.

(4) Awaiting customer validation and follow-on orders.

(5) Includes the cartridges for the devices.

We consider a product to have reached the commercialization phase when we have begun LRIP and we have a sales, marketing, and distribution plan for the product.

Principal Markets

Our total revenues by category of activity and geographic market for each of the last three financial years were as follows:

	Year ended September 30, 2024	Year ended September 30, 2023	Year ended September 30, 2022
Major products / service lines
Digitization	$ 1,034,257	$819,604	$354,620
Less-Lethal	465,082	411,758	330,658
Training and services	1,028	-	34,590
Other	3,961	3,088	1,651
	$ 1,504,328	$1,234,450	$721,519

Primary geographical markets
United States	$ 155,103	$42,780	$389,210
Canada	1,349,225	743,200	332,309
Europe	-	448,470	-
	$ 1,504,328	$1,234,450	$721,519

Market Opportunities

Less-lethal

According to Fact.MR: Non-Lethal Weapons Market, April 2023, the global non-lethal weapons market was approximately USD$4.95 billion in 2023 and is projected to reach USD$7.6 billion in 2028 (a 4.3% compound annual growth rate). We plan to target the following two markets, with an initial focus in the United States:

  Professional market:

Our main focus in the short-term is the professional market in the United States and overseas as these represent a major opportunity for our less-lethal security products. According to the U.S. Bureau of Labor Statistics, in the United States there are nearly 796,800 police officers, detectives and criminal investigators. Cases involving police shootings and deaths related to the use of conductive energy devices and less-lethal shotgun ammunition have increased in the United States. According to The Washington Post, there have been over 10,329 fatal police shootings in the United States since 2015 involving police.

A Reuters report estimates that at least 1,000 people have died as a result of being stunned by conductive energy devices in the United States. In over 150 of those deaths, the conductive energy device was determined to be a cause or a contributing factor.

There are several other security-related occupations which we believe are potential customers for our less-lethal products. These include 1.2 million security guards, 387,500 corrections officers and 38,800 private detectives, according to the U.S. Bureau of Labor Statistics. We believe that our PARA OPS products could play a meaningful role in addressing the tragic increase in school shooting events. According to the Naval Postgraduate School's Center for Homeland Defense and Security, there have been approximately 460 shooting events in K-12 schools during the last five years. We believe our less-lethal security products offer school personnel important options to create a tactical advantage in school shootings without using lethal firearms.

According to the U.S. Department of Education, there are over 132,000 elementary and secondary schools and nearly 6,000 colleges and universities in the United States. We believe there is an opportunity to utilize our products to enhance school safety.

Other public spaces such as grocery stores, houses of worship, bars and nightclubs, concert venues, sporting arenas and public transportation centers are also confronted with increased security challenges. Each of these locations represents an opportunity for us as they could improve security without introducing lethal firearms into crowded civilian environments by equipping their employees and security personnel with our less-lethal products.

Other market opportunities that we intend to further explore include the international professional market, realistic force-on-force training for military and police, realistic high-action gaming and animal control, both in the United States and internationally.

The principal market for the ARWEN product line of less-lethal systems is law enforcement, primarily in Canada and United States.

  Consumer market:

According to Pew Research Center, nearly a third of U.S. adults say they personally own a gun based on 2023 survey data. We believe our PARA OPS devices will offer gun owners and members of their households a safer, personal defense option, without the risk of loss of human life.

In addition to personal defense, we believe we have an opportunity to disrupt the recreational market - specifically for paintball guns, which are air-based devices rather than cartridge-based (see Item 4.B. - Business Overview - Competitive Conditions). According to market research by FactMR, published by Yahoo Finance, the paintball gun market size in the United States was $127.21 million in 2023 and projected to be $403.5 million by 2033.

Digitization

The principal market for our digitization business lines is primarily among military and public safety agencies in countries that are members of NATO, as well as Australia and New Zealand. As the largest purchaser and user of military and public safety products, the United States is our primary focus, followed by the other NATO member countries, and to a lesser extent, the Middle East and Asia.

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

We also continue to explore potential application of our technologies to the counter unmanned aircraft system ("C-UAS") market. The rapid proliferation of small hostile drones continues to be a growing worldwide problem for military forces, sensitive facilities, and public security agencies. Most counter-drone systems are electronic, designed to detect, identify, track and, if possible, disrupt the communications protocols of drones to prevent completion of their mission. Increasingly, however, drones are being developed by adversaries that are difficult or impossible to disrupt electronically. Military and Homeland Security agencies are therefore seeking alternatives for stopping drones kinetically but without collateral damage. We have been conferring with various C-UAS vendors regarding a system for the domestic market that can be made interoperable with our digitization offerings to provide public safety agency a full solution.

Competitive Conditions

Less-lethal

We expect our competition for less-lethal PARA OPS products will primarily be manufacturers of:

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

Our competitive advantage is principally our proprietary system consisting of:

  a LEC system with a cartridge casing that generates spin to a projectile, a far more reliable platform than air-based launchers;
  inexpensive firing platforms in any design that fire only our PARA OPS cartridges;
  different payloads in the projectile for various applications;
  velocities and muzzle energy far below the "lethal" threshold;
  simple internal mechanisms with few components simplifying the manufacturing process; and
  a patented system whereby the cartridge casing generates spin to a projectile to stabilize it for accuracy over distance.

Our Executive Chairman was the inventor of PARA OPS. He was previously the founder of SimunitionTM, a manufacturer of non-lethal training ammunition, since sold to General Dynamics. Further, he was also the Chief Executive Officer and Executive Chairman of United Tactical Systems, LLC, a company offering public-safety products for law enforcement, military and personal defense under the PepperBallTM brand. Accordingly, he brings a wealth of market knowledge to us. Additionally, we have staff with many years of experience in firearms development and manufacturing. In August 2021, we also hired a senior Technical Manager with over 17 years of firearms manufacturing experience. He previously held senior roles at Colt Canada including most recently R&D Manager and Product Support Engineering. While we do not build lethal firearms, this experience is very relevant for building our PARA OPS business.

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

A further market advantage is the access to the law enforcement market through our ownership of ARWEN, and the strength of its brand, which has been selling less-lethal systems to law enforcement agencies internationally for over 30 years. As a result of our acquisition of Police Ordnance, we believe there are synergies between our PARA OPS and ARWEN products such as access to law enforcement market for PARA OPS, providing a low-energy cartridge for ARWEN launchers and combining facilities and engineering.

We have developed a 40mm ARWEN baton cartridge which we believe has the superior performance of the 37 mm cartridge and is designed to work in most third-party 40mm launchers. We are currently in the process of introducing this to selected law enforcement tactical teams for test and evaluation, with plans for volume production and roll-out to the market in Q1 Fiscal 2025.

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

We are also not aware of any major direct competitors for our CIMS (KWESST LightningTM as a SaaS.

Seasonality

We do not expect our less-lethal business line will be exposed to seasonality. While our Digitization and Counter-Threat business lines may be affected by national military budgetary cycles, as well as federal, state and local government spending, we expect the various customers having different spending cycles will mitigate our potential cyclicality exposure.

Manufacturing and Availability of Raw Materials

Less-lethal

We have currently outsourced the engineering work for the PARA OPS devices to a third party, with oversight by us. Additionally, we plan to rely upon strategic alliances with OEMs for the manufacturing and distribution of our PARA OPS products.

For the ARWEN launchers, components are outsourced to various suppliers and assembled by an outsourced manufacturer.

Today, we are not aware of material sourcing issues or pricing volatility of raw materials, except for price volatility for certain components to manufacture ARWEN ammunition that will be required for our less-lethal business line (see Item 3.D. - Risk Factors - We Are Dependent on Key Suppliers for our ARWEN Product Line).

Digitization and Counter-Threat

Today we have assembled a team of engineers, technicians and advisors that have significant experience in soldier systems (which we consider to be any device that a soldier carries onto the battlefield, ranging from a communications device to a sensor), weapons, and sensor fields. It is this combination of disparate knowledge sets that enables us to integrate and develop innovative solutions. We leverage from this same pool of talent to deploy our Lightning™ SaaS product for the public safety market.

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

Marketing Plans and Strategies

Less-lethal

Initially we plan to sell our PARA OPS to the professional market which includes law enforcement agencies and then to the consumer market through an e-commerce store and a network of distributors. We plan to hire sales and marketing resources during 1H Fiscal 2025 for the commercialization of PARA OPS.

For the ARWEN launchers, we plan to continue direct sales to law enforcement agencies, with marketing via tradeshows and social media/web-based.

As part of our marketing efforts, we are planning to attend the following tradeshows to promote all KWESST products and services:

Tradeshow	Location	Date of Event
CACP Canadian Public Safety Interoperability Workshop	Toronto, ON	2-4 February 2025
EnforceTac	Nuremburg, Germany	24-26 February 2025
Police Technology Conference and Expo	Mississauga, ON	4-5 March 2025
CADSI Outlooks	Ottawa, ON	8-10 April 2025
International Association Chiefs of Police (IACP)	Indianapolis, IN	5-7 May 2025
CANSEC	Ottawa, ON	28-29 May 2025
LAPD Less-Lethal Expo	Los Angeles, CA	June 2025
PTEX	Location TBD	Date TBD
International Association Chiefs of Police (IACP)	Denver, CO	18-21 October 2025

Proprietary Protection

Public Safety

We have the following registered trademarks:

Trademark	Country	Application # / Registration #	Status / Registration Date
ARWEN	Canada	TMA657,575	January 31, 2006
ARWEN	Great Britain	UK00001247086	July 27, 1985
ARWEN	Singapore	T9105613J	June 8, 1991
ARWEN	United States	1,404,833	August 12, 1986

We have the following trademark and design mark pending applications:

Trademark	Country	File Date for Pending	Application # / Registration #	Status / Registration Date
PARA OPS	United States	February 2, 2022	97/248,319	Pending
EVERYONE GOES HOME ALIVE	Canada	August 10, 2022	2,203,009	Pending
EVERYONE GOES HOME ALIVE	United States	September 16, 2022	97/594,701	Pending
	Canada	November 5, 2021	2,145,500	Abandoned
GREY GHOST	Canada	8/10/2020	2,044,815	Pending
PARA SHOT	Canada	11/9/2023	2,292,216	Pending
PARA SHOT	United States	11/30/2023	98/292,215	Pending
KWESST LIGHTNING	Canada	11/17/2023	2,293,584	Pending
KWESST LIGHTNING	United States	11/30/2023	98/292,239	Pending

We have the following patent pending or issued applications:

Product line	Country	File Date for Pending	Application # / Registration #	Status / egistration Date
LOW ENERGY CARTRIDGE (PARA OPS)	Canada	October 24, 2022	3,179,723	Pending
LOW ENERGY CARTRIDGE (PARA OPS)	Australia	October 27, 2022	2022259822	Pending

Product line	Country	File Date for Pending	Application # / Registration #	Status / Registration Date
LOW ENERGY CARTRIDGE (PARA OPS)	United States	February 11, 2022	17/669,420 (Patent No. 11802754 B2)	Issued October 31, 2023
Lightning™	United States	October 13, 2023	63/590,029	Expired
Lightning™	United States	October 11, 2024	PCT/CA2024/051340	Filed
ARWEN	United States	December 12, 2024	18/978,828	Pending

Country	Serial Number	Filed Date	Title	Status
International	PCT/CA2024/050848	6/24/2024	BATTLEFIELD LASER DETECTION EQUIPMENT MODULE AND SYSTEM COMPRISING THE SAME	Pending
United States	18/377,113	10/5/2023	LOW ENERGY CARTRIDGE	Issued

Digitization

While we rely significantly on trade secrets to protect our internally developed technologies, we currently have the following patent pending applications regarding our digitization business lines:

Product line	Country	Application #	File Date	Title	Status
TASCS IFM	International	PCT/CA2021/050993	Filed on July 19, 2021 which claims the benefit of 63/054,435	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Published as W02022/016260 Completed Applicant is KWESST Inc.
TASCS IFM	Canada	3,186,490	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending Applicant is KWESST Inc.
TASCS IFM	Australia	2021312552	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending[1] Applicant is KWESST Inc.
TASCS IFM	Europe	21845180.5	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Withdrawn Applicant is KWESST Inc.
TASCS IFM	Israel	300031	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending[1] Applicant is KWESST Inc.

TASCS IFM	India	202327004493	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Abandoned Applicant is KWESST Inc.
TASCS IFM	Jordan	PCT/JO/2023/14	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Abandoned Applicant is KWESST Inc.
TASCS IFM	Japan	2023-504725	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Abandoned Applicant is KWESST Inc.
TASCS IFM	South Korea	10-2023-7005420	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Abandoned Applicant is KWESST Inc.
TASCS IFM	New Zealand	NZ796573	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending[1] Applicant is KWESST Inc.
TASCS IFM	Saudi Arabia	523442231	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending[1] Applicant is KWESST Inc.
TASCS IFM	Singapore	11202300411W	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending[1] Applicant is KWESST Inc.
TASCS IFM	United States	18/006,055	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Pending[1] Applicant is KWESST Inc.
TASCS IFM	South Africa	2023/00978	Filed on July 19, 2021	Methods and Systems for Digital Image-Referenced Indirect Target Aiming	Closed Applicant is KWESST Inc.

1 The Company has decided to no longer pursue these applications.

Counter Threat

While we rely significantly on trade secrets to protect our internally developed technologies, we currently have the following patent and pending patent applications regarding our counter-threat business lines:

Product line	Country	Application #	File Date	Title	Status
Phantom	United States	16/686,095	Filed on November 15, 2019 which claims the benefit of 62/657,706	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Issued as Patent No. 10,969,467 (assigned to KWESST Inc.)
Phantom	United States	16/116,914	Filed on August 30, 2018 which claims the benefit of 62/657,706	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Issued as Patent No. 11,096,243 (assigned to KWESST Inc.)
Phantom	United States	17/163,546	Filed on January 31, 2021 which claims benefit of 16/116,914	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Abandoned
Phantom	United States	17/405,021	Filed on August 17, 2021 which claims the benefit of 16/116,914	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Issued as Patent No. 12,058,782
Phantom	United States	18/138,071	Filed on January 31, 2021 which claims the benefit of 16/116,914	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Pending (temporarily abandoned - reinstatement due May 1, 2025)
Phantom	International	PCT/CA2021/050038	Filed on January 15, 2021	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Published as W02022/150901 Completed Applicant is KWESST Inc.
Phantom	Canada	3,205,090	Filed on January 15, 2021	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Pending (assigned to KWESST Inc.)
Phantom	Australia	2021418936	Filed on January 15, 2021	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Pending (assigned to KWESST Inc.)
Phantom	Canada	3,106,716	Filed on January 21, 2021	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Issued as Patent No. 3,106,716 (assigned to KWESST Inc.)
Phantom	Australia	2021200556	Filed on January 29, 2021	Programmable Multi-Waveform RF Generator for Use as Battlefield Decoy	Pending (assigned to KWESST Inc.)
BLDS	United States	63/523,726	Filed on June 28, 2023	Battlefield Laser Detection Equipment Module and System Comprising the Same	Expired

We have the following pending trademark applications:

Trademark	Country	Application #	File Date	Status
Phantom	Canada	2,047,424	August 24, 2020	Pending
Phantom	United States	90/135,612	August 25, 2020	Pending

We also have the following corporate pending trademark applications:

Trademark	Country	Application #	File Date	Status
	Canada	2,063,763	November 12, 2020	Pending
	United States	90/518,212	February 8, 2021	Pending

Government Regulations

Less-lethal

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

As the PARA OPS product line is identified as a firearm in the United States, it must be determined whether an additional level of control is imposed by the NFA. Under NFA regulations, there are only two possible types of NFA firearm that PARA OPS could be defined as: (1) a "any other weapon" ("AOW") or (2) a "destructive device". Sale of either of these to consumers is permissible but requires a lengthy approval process conducted by the ATF (the background check process on the consumer); whereas sale to law enforcement agencies, military bodies, or government agencies is a more expedient approval process (usually less than 7 days). Further, the AOW classification requires only a $5 transfer tax to consumers whereas a destructive device classification results in a $200 transfer tax to consumers (such tax being borne by the consumer). While our PARA OPS is less-lethal (the kinetic energy of our projectile is well below lethal threshold), we have determined that the current version of our PARA OPS devices are "destructive devices" because the measurement of the bore of our device is currently in excess of the one-half inch in diameter, the maximum size for AOW.

As a result, initial sales of our PARA OPS devices in the United States are expected to come primarily from law enforcement agencies until we reduce the bore diameter of our device to less than one-half inch in diameter for the consumer market. In July 2022, we entered into a consulting agreement with an FFL engineering firm, Bachstein Consulting LLC, in the United States to finalize the prototype for the PARA OPS single and multi-shot devices, including LRIP during Q1 Fiscal 2023. We are currently pursuing development through Fiscal 2023 and the first half of Fiscal 2024 of a non-pyrotechnic energy actuator for PARA OPS in conjunction with a smaller diameter cartridge and projectile which, together, we expect would result in a next-generation version of PARA OPS products that would be considered non-firearms in most jurisdictions. The distribution of our PARA OPS in the United States will be done directly with FFL distributors/firearm dealers for civilian sales. Today, all 50 states of the United States allow civilians to own a firearm subject to the firearm laws of the state (which vary by state). We expect the sales of our PARA OPS devices will position us well for significant recurring revenues through the sale of subsequent ammunition over the next 12 months (see Item 3.D. – Risk Factors – A Significant Portion of Our Revenues Are Non-Recurring).

For the less-lethal ARWEN products, we maintain a firearm business license (the “Firearm Business License”) issued by the Chief Firearms Office of the Ontario Ministry of the Solicitor General and we are also registered under the Controlled Goods Program in Canada. For further information, see Item 4.B. – Business Overview – Digitization and Counter Threat. Additionally, we maintain a Federal Explosives License/Permit for the manufacturing of explosives and a FFL for manufacturer and sale of destructive devices, both issued by the ATF in the United States. These are currently under renewal. All sales of our ARWEN launchers are made directly to law enforcement agencies.

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

The Company's Executive Chairman holds the role of Chief Firearms Official and has the responsibility of overseeing compliance with our firearms and explosives licenses in all regards. As of the date of this Annual Report, we believe to be fully compliant with all the conditions under which the Firearm Business License is delivered and maintained.

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

Economic Dependence

As an early-stage company, the revenue stream in our fiscal year ending September 30, 2021 (“Fiscal 2021”) for the TASCS system was concentrated on one United States military customer. We recognized 98.3% of the total revenue (USD$0.8 million) for this United States military customer during Fiscal 2021 (see Item 5.E. – Critical Accounting Estimates). We have delivered the remaining milestone and recognized the remaining 2.7% of the total revenue during the first quarter of Fiscal 2022. While we expect follow-on orders for our TASCS IFM 81mm mortar system they are likely to be under multi-year “Joint Fires” programs throughout Fiscal 2025, and there is no assurance of such orders Fiscal 2025.

Since September 30, 2021, we have further diversified our revenue base as a result of the Police Ordnance Acquisition. Additionally, on December 1, 2021, we entered into a master professional services agreement (the "MPSA") with General Dynamics Mission System ("GDMS") to support the development of digitization solutions for future Canadian Land C41SR programs under Strong, Secure, Engaged: Canada's Defence Policy. This includes TAK integration and other digitization services over 12 months. The MPSA serves as the master agreement and governs the basic terms and conditions for all future statements of work ("SOW") but does not in itself give rise to financial rights or obligations for either GDMS or us nor does it ensure that a future SOW will be awarded. Accordingly, there are no material terms in the MPSA except for the termination provision. At its sole discretion, GDMS may terminate the MPSA and/or a SOW by written notice to us. Under such event, GDMS will be liable for work rendered or expenses incurred prior to the effective date of such termination for which payment has not been made to us. GDMS may also terminate the MPSA immediately in the event of default (as defined in the GDMS). Concurrently with entering in the MPSA, we entered into a SOW with GDMS for the first phase of the project which was delivered by the end of Q3 Fiscal 2022 and fully collected. GDMS accounted for 41% of our Fiscal 2022 consolidated revenue. During Q1 Fiscal 2023 we entered into another SOW with GDMS for USD$0.1 million, which we delivered by the end of the quarter. With the commercial launch of PARA OPS product line in Fiscal 2024 and continued product sales from the ARWEN launchers, we anticipate our total consolidated revenue will continue to diversify with various customers, resulting in less dependence on limited customers to drive positive cash flows and profitability.

Foreign Operations

We established office space in Stafford, Virginia to conduct United States business development activities and anticipated light assembly and distribution for our less-lethal, Digitization, and Counter-Threat business lines. We released this space in the summer of 2023 and rented alternative space in the premises of our outsourced PARA OPS devices manufacturer in North Carolina for greater economy and convenience.

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

On September 17, 2020, pursuant to the Qualifying Transaction (as defined below), KWESST Inc. amalgamated with Subco, with the amalgamated company retaining the name of “KWESST Inc."

D. Property, Plants and Equipment

We do not own any real estate property. We operate from leased premises in three different locations, as detailed in the following table:

Location	Area (approx.)	Premise Use	Expiry Date
155 Terence Matthews, Unit#1, Ottawa, Ontario, Canada	7,200 sq. ft.	Corporate offices and administration, R&D, storage of ARWEN and Para Ops products	April 30, 2026 (renewal extension of 5 years)
557 Massey Road, Guelph, Ontario, Canada	5,500 sq. ft.	ARWEN products	July 30, 2026 (renewal extension of 2 years to 2028)
70 Mosswood BVLD, Suite 100 Youngsville, NC 27596	1,500 sq. ft	Inventory	June 2026

At September 30, 2024, the carrying value of our total tangible fixed assets was approximately $0.5 million mostly held in Ottawa, Ontario, Canada.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company's financial condition and results of operations for the historical period covered by the financial statements and management's assessment of factors and trends which are anticipated to have a material effect on the Company's financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements and the other financial information contained elsewhere in this document. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Our discussion contains forward-looking statements based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements.

A. Operating Results

Overview

During Fiscal 2024, we had some significant highlights to our operating results:

  On October 18, 2023, we announced that we were developing a patent-pending SaaS product for public safety agencies to enable "lightning fast" real-time shared situational awareness among front-line responders during critical incidents.

  On October 24, 2023, we announced that we received a Notice of Allowance for the Luxton LEC patent from the U.S. Patent Office, which supports our PARA OPS product line. The patent was subsequently issued on October 31, 2023.

  On February 28, 2024, we announced the signing of a binding letter of intent with O'Dell Engineering Ltd., in Southwestern Ontario, Canada, for the sale and distribution of PARA OPS products in Canada for the civilian market.

  On March 8, 2024, we announced that we were awarded a contract by the OPP to deliver training and certification to the force's lead Team Awareness users and trainers.

  On April 9, 2024, we announced the closing of an underwritten public offering of 73,500 Common Shares and 80,350 pre-funded warrants with an exercise price of $0.01 at a public offering price of USD$6.50 per share and USD$6.49 per pre-funded warrant, less an underwriting discount. ThinkEquity acted as sole book-running manager for the offering. The gross proceeds from the offering, before deducting the underwriting discount of USD$0.4875 per Common Share (being an aggregate of USD$75,002 or 7.5% of the public offering price of the securities) and estimated offering expenses payable by the Company, were approximately USD$1,000,000. In addition, the Company issued to ThinkEquity as compensation for its services 7,692 Common Share purchase warrants with an exercise price of USD$8.125 per share.

  On May 17, 2024, we announced that we were awarded a contract with our teaming partner CCT for a proof-of-concept project to provide a situational awareness app in support of CRC emergency and disaster relief operations.

  On June 10, 2024, we announced that we were awarded the Thales Subcontract. Under the Thales Subcontract, we will deliver specialized software services for work under the DND Land C4ISR series of contracts to modernize the Canadian Army's capabilities through the Land C4ISR Program.

  On June 14, 2024, we announced the closing of the June 2024 Offering. ThinkEquity acted as the sole placement agent for the offering. The gross proceeds from the offering, before deducting placement agent fees of USD $0.435 per Common Share (being an aggregate of USD$126,150 or 7.5% of the public offering price of the securities) and estimated offering expenses payable by the Company, were approximately US$1,682,000. In addition, the Company issued to the placement agent as compensation for its services 14,500 Common Share purchase warrants with an exercise price of US$7.25 per share. All of the Common Shares were offered by the Company.

  On August 13, 2024, we announced the closing of a registered direct offering for the purchase and sale of 471,500 Common Shares at a purchase price of $2.00 per Common Share, and in a concurrent private placement, the Company issued Investor Warrants to purchase up to 471,500 Common Shares at an exercise price of $2.50 per share that were immediately exercisable upon issuance and will expire five years following the date of issuance. H.C. Wainwright & Co. acted as the exclusive placement agent for the August 2024 Offering and was issued 35,362 Placement Agent's Warrants to purchase a number of Common Shares equal to 7.5% of the aggregate number of Common Shares sold in the August 2024 Offering. The gross proceeds to the Company from the offering were approximately US$943,000 before deducting placement agent fees and other offering expenses payable by the Company.

Subsequent to Fiscal 2024, we had some significant highlights to our operating results:

  On November 1, 2024, we announced the closing of a public offering of 3,889,000 pre-funded warrants at a public offering price of US$0.90 per Common Share. The gross proceeds from the offering were approximately USD$3,500,000, before deducting placement agent fees of USD$0.0675 per Common Share (being an aggregate of USD$262,508 or 7.5% of the public offering price of the securities) and estimated offering expenses were approximately USD$300,000. In addition, the Company issued to the placement agent as compensation for its services 194,450 Common Share purchase warrants with an exercise price of USD$1.125 per share.

  On November 11, 2024, we announced that we intend to issue a total of 119,047 Common Shares at a deemed price per Common Share of CAD$0.84 per share, representing a 20% discount on the closing price of the Common Shares on the TSXV for settlement for reimbursement of business expenses incurred while representing the Company in an aggregate amount of CAD$100,000 owed to a company controlled by Mr. David Luxton, Executive Chairman of the Company.

  On November 12, 2024, we announced the closing of the November 2024 Offering. As a part of the November 2024 Offering, the Company issued 4,145,200 pre-funded warrants to acquire one Common Share at a price of CAD$0.824 per pre-funded warrant, inclusive of the exercise price of CAD$0.001 per Common Share. Each pre-funded warrant was bundled with one Common Share purchase warrant of the Company.

Results of Operations

The following selected financial data has been extracted from the audited Fiscal 2024 financial statements.

				Change 2024 vs 2023	Change 2023 vs 2022
	2024	2023	2022	%	%

Revenue	$1,504,328	$1,234,450	$721,519	22%	71%
Cost of sales	(1,017,826)	(1,425,828)	(536,735)	-29%	166%
Gross profit (loss)	486,502	(191,378)	184,784	-354%	-204%
Gross margin %	32.3%	-15.5%	25.6%

Operating Expenses
General and administrative	6,269,257	7,244,762	4,915,263	-13%	47%
Selling and marketing	1,538,882	3,024,283	3,296,373	-49%	-8%
R&D	2,477,736	1,644,565	2,064,493	51%	-20%
Total operating expenses	10,285,875	11,913,610	10,276,129	-14%	16%

Operating loss	(9,799,373)	(12,104,988)	(10,091,345)	-19%	20%

Other income (expenses)
Share issuance costs	(541,566)	(1,985,074)	-	-73%	N/A
Net finance costs	(196,323)	(668,034)	(506,002)	-71%	32%
Foreign exchange gain (loss)	59,191	(98,275)	28,780	-160%	-441%
Change in fair value of warrant liabilities	3,047,568	5,841,192	-	-48%	N/A
Loss on disposals	(7,256)	(291,181)	(1,165)	-98%	24894%
Total other income (expenses), net	2,361,614	2,798,628	(478,387)	-16%	-685%
Loss before income taxes	(7,437,759)	(9,306,360)	(10,569,732)	-20%	-12%
Deferred tax recovery	-	-	49,442	N/A	-100%

Net loss	$(7,437,759)	$(9,306,360)	$(10,520,290)	-20%	-12%
EBITDA loss	$(5,963,525)	$(7,685,818)	$(9,737,239)	-22%	-21%
Adjusted EBITDA loss(1)	$(8,229,701)	$(10,778,926)	$(7,304,670)	-24%	48%
Loss per share - basic and diluted	$(8.99)	$(22.80)	$(144.05)	-65%	-84%
Weighted average common shares - basic	827,135	408,227	73,030	127%	459%

(1) EBITDA and Adjusted EBITDA are non-IFRS measures. See "Non-IFRS Measures".

In the following table, we have reconciled the EBITDA and Adjusted EBITDA to the most comparable IFRS financial measure.

	2024	2023	2022

Net loss as reported under IFRS	$(7,437,759)	$(9,306,360)	$(10,520,290)

Net finance costs	196,323	668,034	506,002
Depreciation and amortization	1,277,911	952,508	326,491
Deferred tax recovery	-	-	(49,442)

EBITDA loss	(5,963,525)	(7,685,818)	(9,737,239)
Other adjustments:
Stock-based compensation	291,761	373,554	1,960,072
Share issuance costs	541,566	1,985,074	-
Professional fees relating to financings	-	-	500,112
Fair value adjustment on derivatives	(3,047,568)	(5,841,192)	-
Foreign exchange loss (gain)	(59,191)	98,275	(28,780)
Loss on disposals	7,256	291,181	1,165
Adjusted EBITDA loss	$(8,229,701)	$(10,778,926)	$(7,304,670)

Current Year Variance Analysis (2024 vs. 2023)

For Fiscal 2024, KWESST's net loss was $7.4 million. Fiscal 2024 EBITDA loss was $6.0 million, a decrease of 20% over the comparable prior period mainly due to an increase in revenue and gross profits from our digitization contracts combined with a decrease in operating expenses resulting from to a reduction in consulting fees and investor relations costs year over year, and a reduction in G&A costs due the impairment charge on the Phantom intangible asset in Fiscal 2023 and decrease in general administrative expenditures year over year. The adjustments to EBITDA loss Fiscal 2024 included the change in fair value of derivative liabilities, and a decrease in share issuance costs from the 2024 financing activities as compared to the U.S. IPO and Canadian Offering, and July 2023 Private Placement in Fiscal 2023. There were no stock options granted in Fiscal 2024, resulting in a reduction in stock-based compensation expense in Fiscal 2024 compared to Fiscal 2023. The decrease in net financing costs year to date ("YTD") Fiscal 2024 over the comparable prior period is due to the costs related to the unsecured loans in Fiscal 2023 whereas the loans were repaid, and no such costs were incurred Fiscal 2024.

Revenue

Total revenue increased by $0.3 million in the year compared to Fiscal 2023, mainly due to an additional $0.2 million generated from our digitization business line and $0.1 million from our less-lethal business line (driven from sale of ARWEN products).

At September 30, 2024, our digitization business line consisted of the two governments contracts for the DSEF and Land C4ISR programs, along with the Red Cross and ongoing GSAR programs, which generated $1M in sales in Fiscal 2024 whereas the Fiscal 2023 $0.8M in sales was generated by the ongoing GSAR program, delivery of four BLDS units and GDMS contract for future military digitization development.

We expect revenue to increase with the commercial launch of KWESST LightningTM which we expect to be in calendar 2025, with the expected demand/future orders for the new ARWEN 40mm ammunition and PARA OPS products, as well as from the ramp-up of the Land C4ISR subcontract. Management continues to work with our industry partners to determine the outlook for ramp-up on the DSEF program. Although the temporary slow down from the prior year persists, the Company expects this to normalize with no material impact to the overall potential revenue over the life of the contract

Gross Profit

In Fiscal 2024, we earned $0.5 million or gross margin of 32.3%, compared to negative $0.2 million or gross margin of -15.5% in Fiscal 2023 mainly due to the cost of sales for the production and delivery of the BLDS units in Fiscal 2023 as well as onerous contracts and consultant fees in Fiscal 2023 that have since been eliminated.

We expect gross profit / margin to continue to increase in Fiscal 2025 from the other product lines described above as well as continued ramp-up on the Canadian Government contracts.

Operating Expenses ("OPEX")

Total OPEX decreased by $1.6 million, or 14%, over the comparable prior year due to the following factors:

  G&A decreased by $1 million, or 13%, primarily due the impairment charge on the Phantom intangible asset in Fiscal 2023 ($1.5 million) and decrease in general administrative expenditures ($0.3 million), offset by an increase in personnel cost ($0.4 million) due to an increase in corporate headcount, which was a significant factor in the Company remediating the material internal control weaknesses disclosed in the 2023 annual filings, and related compensation consistent with increased compliance requirements related to our TSX.V and Nasdaq listing, and increase in depreciation from two additional right-of-use assets and capitalization of the ready-for-use LEC intangible asset in Fiscal 2024 ($0.4 million).

  S&M decreased by $1.5 million, or 49%, primarily due to a decrease in investor relations costs and related sales and marketing costs ($1.6 million), and a decrease in business development costs ($0.3 million), offset by an increase in personnel cost ($0.4 million) mainly to promote our KWESST and ARWEN products.

  R&D increased by $0.8 million, or 51%, primarily due to the fact that the LEC has reached commercial feasibility, and any associated costs are no longer being capitalized, while it was still in the development stage in Fiscal 2023 ($0.5 million), an increase in personnel costs advancing the KWESST LightningTM and BLDS projects in Fiscal 2024 ($0.8 million), and impairment charge on the write-off of obsolete inventory ($0.1 million), offset by a reduction in engineering and production related consulting fees compared to the comparable prior year period ($0.7 million).

Other income (expenses), net

For Fiscal 2024, our total other income was $2.4 million, compared to total other income of $2.8 million for the comparative period 2023 resulting in a decrease of $0.4 million. The change in other income (expenses) was driven mainly by:

  A decrease of $1.4 million in Share Offering Costs as $1.9 million related to the U.S. IPO and Canadian Offering, and July 2023 Private Placement in Fiscal 2023, compared to $0.5 million associated with the two US public offering financing activities in April and June 2024, and the US registered direct offering in August 2024;

  $0.5 million decrease in net finance costs is primarily due to the Fiscal 2023 recognition of the remaining unamortized accretion costs and interest expense relating to the repayment of all outstanding loans, following the closing of the U.S. IPO and Canadian Offering;

  A decrease of $0.3 million in loss on disposal of PP&E due to the impairment charge on the Phantom intangible asset; and

  $0.2 million increase in foreign exchange gain due to appreciation in the U.S. currency during the period; offset by

  $3.0 million gain on change in fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at September 30, 2024, driven by a decrease in the underlying Common Share price on September 30, 2024. Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired. They are remeasured due to the fact that the exercise price is different from the Company's functional currency and they have a cashless exercise option which are two factors that determine the classification of these warrants as liabilities instead of equity instruments.

Prior Year Variance Analysis (2023 vs. 2022)

For Fiscal 2023, KWESST's net loss was $9.3 million. Fiscal 2023 adjusted EBITDA loss was $10.8 million, an increase of 48% compared to the prior year, mainly due to increased operating expenses driven by increased personnel costs, consulting costs, professional fees, insurance costs, regulatory and compliance costs, and tradeshows. The adjustments to EBITDA loss for Fiscal 2023 included share insurance costs relating to warrant liabilities, and the change in fair value of derivative liabilities, all of which are related to the warrants issued in the U.S. IPO and Canadian Offering and the July Private Placement (see Notes 15 and 16 of the Fiscal 2024 financial statements). There has been a lower volume of stock-based grants in the last 12 months resulting in a material reduction in stock-based compensation expense in the current year compared to Fiscal 2022.

Revenue

Total revenue increased by $0.5 million in the year compared to Fiscal 2022, mainly due to an additional $0.4 million generated from our digitization business line and $0.1 million from our less-lethal business line (driven from sale of ARWEN products).

We had anticipated revenue from our commercial launch of our PARA OPS, which we originally expected to commence in 1H Fiscal 2024, however the Company did not raise enough funds to pursue any market development plans until November 2024 and we now expect to commence in 2H Fiscal 2025.

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

  G&A increased by $2.3 million, or 47%, primarily due to the impairment charge on the Phantom intangible asset, the retention bonus earned by our former CFO, an increase in salaries due to increase in corporate headcount and related compensation consistent with increased compliance requirements and associated risk from the Nasdaq listing, higher consulting fees and retention bonuses relating to key personnel in the less-lethal business line. Additionally, we incurred an increase in D&O insurance, professional fees, and compliance costs due to KWESST's Nasdaq listing in December 2022 and subsequent regulatory filing compliance.

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

  $0.1 million increase in foreign exchange loss due to appreciation in the U.S. currency during the year.

Selected Annual and Quarterly Information

The following selected financial information is taken from the audited financial statements for the years ended September 30, 2024, 2023 and 2022.

	Year ended September 30,	Year ended September 30,	Year ended September 30,
	2024	2023	2022
Statement of Operations data:
Revenue	$1,504,328	$1,234,450	$721,519
Gross profit	486,502	(191,378)	184,784
Gross margin %	32.3%	-15.5%	25.6%
Operating loss	(9,799,373)	(12,104,988)	(10,091,345)
Net loss	(7,437,759)	(9,306,360)	(10,520,290)
Loss per share - basic and diluted	(8.99)	(22.80)	(144.05)

	September 30, 2024	September 30, 2023	September 30, 2022
Financial Position data:
Cash	256,828	5,407,009	170,545
Total assets	5,617,148	11,758,832	11,758,832
Total non-current liabilities	1,273,280	1,439,577	1,434,628
Total shareholders' equity (deficit)	1,368,287	3,935,620	6,123,728

See Item 5.A - Operating Results - Results of Operations for additional details and for the comparison discussion between the periods presented above.

Summary of Quarterly Results

The following table summarizes selected results for the eight most recent completed quarters to September 30, 2024.

	2024				2023
($ in thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	560	329	486	129	606	150	161	317
Net loss	(2,337)	(1,162)	(3,540)	(399)	(2,419)	(3,452)	(1,227)	(2,208)

Quarterly Results Trend Analysis

We experienced volatility with our quarterly revenue during Fiscal 2024 due to uncertain magnitude and timeline of ramp-up on our military government contracts as well as expected ramp-up of revenue for new ARWEN and PARA OPS products. Additionally, we expect further volatility with our quarterly net loss due to the remeasurement of warrant liabilities at each reporting period, with the change in fair value recorded through P&L.

Fourth Quarter Fiscal 2024

The following table summarizes our results of operations for the respective periods:

	Three months ended September 30,
	2024	2023

Revenue	$559,920	$605,445

Operating Expenses
General and administrative	1,407,259	2,798,250
Selling and marketing	399,469	685,637
R&D	612,122	618,028
Total operating expenses	2,418,850	4,101,915

Net loss	$(2,336,628)	$(5,854,335)

Revenue

There was no significant change in revenue from Q4 Fiscal 2023 to Q4 Fiscal 2024. At September 30, 2024, our digitization business line consisted of the two governments contracts for the DSEF and Land C4ISR programs, along with the Red Cross and ongoing GSAR programs whereas sales were generated by the ongoing GSAR program and delivery of two BLDS units in Q4 ended September 2023.

Operating Expenses

Total OPEX was $2.4 million in Q4 FY24 compared to $4.1 million for Q4 FY2023 for a total decrease of $1.7 million, or 44%, over the comparable prior year quarter due to the following factors:

  G&A decreased by $1.4 million, or 50%, primarily due to the impairment charge on the Phantom intangible asset incurred in Q4 FY23 ($1.5 million), and a decrease in general administrative expenditures ($0.3 million), offset by an increase in personnel cost ($0.2 million) due to an increase in corporate headcount and related compensation consistent with compliance requirements associated with our TSX.V and Nasdaq listings; and

  S&M decreased by $0.3 million, or 42%, primarily due to a decrease in investor relations costs and related sales and marketing costs ($0.3 million) incurred in Q4 FY24 over the comparable prior year period.

Net Loss

As a result of the above, our net loss was $2.4 million for the quarter ended September 30, 2024, a $3.5 million decrease from the Q4 period in Fiscal 2023 as a result of significant efforts to reduce costs as well as introduce new revenue streams throughout Fiscal 2024.

B. Liquidity and Capital Resources

Financial Condition

The following table summarizes our financial position:

	September 30, 2024	September 30, 2023	September 30, 2022

Assets
Current	$1,842,355	$6,842,074	$1,516,393
Non-current	3,774,793	4,916,758	5,807,070
Total assets	$5,617,148	$11,758,832	$7,323,463

Liabilities
Current	$2,975,581	$6,383,635	$6,925,880
Non-current	1,273,280	1,439,577	1,400,474
Total liabilities	4,248,861	7,823,212	8,326,354
Net assets	$1,368,287	$3,935,620	$(1,002,891)

Working capital (1)	$(1,133,226)	$458,439	$(5,409,487)

Indebtedness:

	September 30, 2024	September 30, 2023	September 30, 2022
Borrowings	$-	$-	$2,278,774
Lease liabilities	302,223	429,523	275,621
Warrant liabilities	847,295	4,335,673	-
Total debt	$1,149,518	$4,765,196	$2,554,395

 (1) Working capital is calculated as current assets less current liabilities.

Our working capital was negative $1.1 million at September 30, 2024, a decrease of $1.6 million from September 30, 2023. The decrease was primarily due to the net operating loss for YTD Fiscal 2024, offset by proceeds from three financing activities in Fiscal 2024. Current liabilities include warrant liabilities, a non-cash liability item (see Note 15 of the Fiscal 2024 audited consolidated financial statements). Excluding warrant liabilities, we would have working capital of negative $0.3 million. These warrant liabilities will be extinguished when the warrants are exercised or expired. If exercised, the proceeds will provide us with additional capital to fund our future working capital requirements. There is no assurance that any warrants will be exercised.

Total assets decreased by $6.1 million from September 30, 2023, mainly due to a decrease in cash of $5.2 million and a $0.9 million decrease in the unamortized value of non-current assets.

Total liabilities decreased by $3.6 million from September 30, 2023, to $4.2 million at September 30, 2024, mainly due to the warrant liabilities. As at September 30, 2024, we had $0.8 million of warrant liabilities, a reduction of $3.5 million as a result of the remeasurement of the warrant liabilities, driven by a decrease in the underlying Common Share price at September 30, 2024 ($3.1 million), exercises of warrants throughout 2024 ($1.8 million), offset by the issuance of warrants from the April 2024 and August 2024 financings ($1.3 million).

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

On April 9, 2024, we closed a US public offering pursuant to which we received aggregate gross proceeds of USD$1.0 million (or CAD$1.4 million), before underwriting and offering costs. On June 14, 2024, we closed a US public offering pursuant to which we received aggregate gross proceeds of USD$1.7 million (or CAD$2.3 million), before underwriting and offering costs. On August 13, 2024, we closed a US registered direct offering pursuant to which we received aggregate gross proceeds of USD$0.9 million (or CAD$1.3 million), before underwriting and offering costs. Subsequent to September 30, 2024, the Company closed a public offering and a private placement for combined approximate proceeds of US$6.0 million (or CAD$8.1 million) (refer to Subsequent Events for additional information on the financings).

At September 30, 2024, our cash position was $0.3 million, a decrease of $5.2 million since September 30, 2023 primarily due to cash used in operations of $9.1 million, purchase of property plant and equipment of $0.1 million (IT equipment, office furniture and PARA OPS development equipment), offset by net proceeds of $4.0 million from two US public offering financing activities in April 2024 and June 2024, respectively and a US registered direct offering in August 2024.

As an early-stage company, we have not yet reached significant revenue levels for most of our other products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance. However, we may require additional capital in the event we fail to implement our business plan, which could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Potential sources of capital may include additional equity and/or debt financings. On October 23, 2024, the Company entered into a receivable facility agreement. The facility provides up to CAD$250,000 advanced at a rate of 2.5% for the first thirty days and 1% for each ten days thereafter until receipt of funds from the receivable payee and limited to a total of 20% of the value of the receivable funded. Funds are advanced at 80% up front of the face value of the receivable with a 20% fee deposit retained by the financing company until the amount funded is fully repaid, following which any balance remaining of the 20% fee deposit is returned to KWESST Inc. The agreement grants security against KWESST Inc.'s receivables and other assets for funds advanced by the financing company. The initial term is for 12 months and may be terminated within such a term by KWESST Inc., subject to the payment of an early termination fee of 3% of the total limit of the facility. In our view, the availability of capital will be affected by, among other things, capital market conditions, the success of our PARA OPS system market development efforts, timing for winning new customer contracts, potential acquisitions, and other relevant considerations (see Item 3.D. – Risk Factors). In the event we raise additional funds by issuing equity securities, our existing shareholders will likely experience dilution, and any additional incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operational and financial covenants that could further restrict our operations. Any failure to raise additional funds on terms favorable to us or at all may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not being in a position to advance our commercialization strategy or take advantage of business opportunities.

Consolidated Statements of Cash Flows

The following table summarizes our consolidated statements of cash flows for the respective periods:

	September 30, 2024	September 30, 2023	September 30, 2022

Total cash provided by (used in):
Operating activities	$(9,060,744)	$(14,078,629)	$(4,256,596)
Investing activities	(111,153)	(1,440,734)	(1,113,793)
Financing activities	4,021,716	20,755,827	2,852,829
Net cash outflows	$(5,150,181)	$5,236,464	$(2,517,560)
Cash, beginning of period	5,407,009	170,545	2,688,105
Cash, end of period	$256,828	$5,407,009	$170,545

Cash used by operating activities

Cash flow used in operating activities decreased by $5.0 million to $9.1 million for the year ended September 30, 2024 primarily due to payments on overdue payables as well as unpaid voluntary deferred wages, consulting fees, and bonuses in Fiscal 2023 after the close of the U.S. IPO and Canadian Offering in December 2022, coupled with significant prepaid expenses during the nine months ended June 30, 2023 including retention bonus for our general manager of PARA OPS (refundable in the event he voluntarily terminates prior to a specified date as set by us), compared to regular operating activities in Fiscal 2024, with no significant transactions.

Cash used by investing activities

Cash flow used in investing activities was $0.1 million for the year ended September 30, 2024, a decrease of $1.3 million from the comparable period, mainly due to the Fiscal 2023 additional investment in the product development of our PARA OPS, coupled with additional LRIP equipment for PARA OPS, whereas investments in equipment in Fiscal 2024 related to IT infrastructure, laptops and office furniture to accommodate new hires for the ramp-up of the DSEF and Land C4ISR contracts.

Cash provided by financing activities

Cash flow provided by financing activities was $4.0 million in Fiscal 2024 compared to $20.8 million in Fiscal 2023 primarily due to the net proceeds received from two US Public Offering and one US registered direct offering financing activities in Fiscal 2024, compared to cash flow provided by financing activities in Fiscal 2023 primarily due to net proceeds generated from the U.S. IPO and Canadian Offering, and July 2023 private placement, partially offset by repayment of all outstanding borrowings during the Fiscal 2023 period to date.

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

Our primary sources of capital to date have been borrowings, security offerings, exercise of stock options and warrants, and, to a lesser extent, pre-commercial revenue. The following is a breakdown of our capital:

	September 30, 2024	September 30, 2023	September 30, 2022

Debt:
Lease obligations	$302,223	$429,523	$275,621
Warrant Liabilities	847,295	4,335,673	-
Borrowings	-	-	2,278,774

Equity:
Share capital	37,822,725	33,379,110	19,496,640
Warrants	1,084,687	1,042,657	1,959,796
Contributed surplus	5,152,753	4,769,115	3,551,330
Accumulated other comprehensive loss	(38,520)	(39,663)	(101,418)
Accumulated deficit	(42,653,358)	(35,215,599)	(25,909,239)
Total capital	$2,517,805	$8,700,816	$1,551,504

	September 30, 2024	September 30, 2023	September 30, 2022
March 2022 Loans	$-	$-	$1,764,630
August 2022 Loans	-	-	435,348
CEBA term loans	-	-	78,796
Total borrowings	$-	$-	$2,278,774

 During Fiscal 2023, we fully repaid all outstanding loans following the closing of the U.S. IPO and Canadian Offering.

Contractual Obligations and Commitments

At September 30, 2024, our contractual obligations and commitments were as follows:

Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years	5 years and beyond

Minimum royalty commitments	$2,200,000	$200,000	$450,000	$550,000	$1,000,000
Accounts payable and accrued liabilities	1,660,637	1,660,637	-	-	-
Lease obligations	361,272	206,827	154,445	-	-

Total contractual obligations	$4,221,909	$2,067,464	$604,445	$550,000	$1,000,000

See Item 5.A. – Operating Results – Overview regarding the minimum royalty payment due within one year.

At September 30, 2024, our authorized capital consists of an unlimited number of Common Shares with no stated par value.

The following table shows the outstanding Common Shares and dilutive securities at September 30, 2024:

	September 30, 2024(1)	Average price (CAD $)	Proceeds if Exercised
Common shares	1,579,174
Founders' warrants	-	$-	$-
Warrants	1,000	$9.90	$9,900
Pre-funded warrants	15,173	$0.10	$1,517
Warrant liabilities	953,972	$30.70	$29,286,940
Over-allotment warrants	37,500	$67.50	$2,531,250
U.S. Underwriter warrants	83,413	$20.40	$1,701,625
Stock options	25,811	$26.40	$681,410
Restricted stock units (RSUs)	-	$-	$-
Agents' compensation options:
Common shares	5,084	$55.76	$283,482
Warrants	5,084	$67.51	$343,199
Total common shares and dilutive securities	2,706,211		$34,839,324

(1) Represents the number of shares to be issued upon exercise.

U.S. IPO and Canadian Offering

On December 9, 2022, we closed the U.S. IPO and the Canadian Offering. In the U.S. IPO, we sold 250,000 units at a public offering price of US$41.30 per unit, consisting of one Common Share and one U.S. IPO Warrant. The U.S. IPO Warrants have a per share exercise price of US$50.00, can be exercised immediately, and expire five years from the date of issuance. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 19,900 pre-funded Common Share purchase warrants and 37,500 warrants to purchase Common Shares. All these warrants will expire on December 8, 2027.

In the Canadian Offering, we sold 72,639 units, each consisting of one Common Share and one warrant to purchase one Common Share, at a price to the public of US$41.30 per unit. The warrants will have a per Common Share exercise price of US$50.00, are exercisable immediately and expire five years from the date of issuance.

The closing of the U.S. IPO and Canadian Offering resulted in aggregate gross proceeds of US$14.1 million (CAD $19.4 million). After underwriting discounts and offering expenses, the net proceeds were US$11 million (CAD $15 million). See Note 16(a) of Fiscal 2024 audited consolidated financial statements for further details.

Use of Proceeds

As of September 30, 2024, the Company has used all of the US $11M of the net proceeds as outlined below:

Use of Net Proceeds from the US IPO (1)	Expected Use of Proceeds In U.S. Dollars	Expected Use of Proceeds In CAD Dollars	Actual Expenditures to Sep 30, 2023 In CAD Dollars (8)
Repayment of non-secured borrowings:
Issued in March 2022 (2)	$1,460,000	$2,000,200	$2,027,517
Issued in August 2022 (3)	$220,000	$301,400	$338,976
CEBA loans (4)	$51,000	$69,870	$70,000
Product development (5)	$529,000	$724,730	$683,450
Corporate, general & administration, and working capital:
General and administrative (6)	$2,469,000	$3,382,530	$4,128,985
Selling and marketing	$1,355,000	$1,856,350	$2,447,930
Research and development, net	$296,000	$405,520	$1,287,581
Negative working capital at September 30, 2022 (excluding above loans)	$2,286,226	$3,132,130	$3,132,130
Unallocated working capital (7)	$2,297,213	$3,147,182	$903,342
Total use of net proceeds	$10,963,439	$15,019,911	$15,019,911

(1) For Canadian dollars denominated expenses, the amounts were converted at a rate of $1.37 to US$1.00 on as reported by the Bank of Canada on December 16, 2022.

(2) The net proceeds were used to fund the Corporation’s working capital.

(3) On December 13, 2022, one of the two non-secured loans issued in August 2022 was settled for KWESST Units (same terms as those Units offered in the Canadian Offering).

(4) This is net of $23,077 forgivable amount as we have repaid the CEBA loans due to the Canadian Government the repayment deadline for the forgivable amount.

(5) Estimate of Product development costs subsequent to IPO.

(6) Includes litigation settlement for two cases: $27,179 for an ex-employee & $141,123 for an ex-consultant. Excludes non-cash items such as depreciation, share-based costs & impairment costs

(7) Remaining unallocated costs incurred relate to PP&E additions, inventory additions and FX.

(8) Use of proceeds calculated on a first in, first out basis.

Shares for Debt Settlement - December 2022

On December 13, 2022, we issued 5,614 units to settle $12,000 of the Unsecured Loans and USD$223,321 of the secured loans from August 2022, including unpaid accrued interest and 10% premium at maturity. See Notes 12, 15 and 16(a) of Fiscal 2024 financial statements for further details.

Private Placement - July 2023

On July 21, 2023, we closed a brokered private placement, for aggregate gross proceeds of USD$5,588,397 (approximately CAD$7.4M) (the "July 2023 Offering").

As a part of the July 2023 Offering, the Company issued 154,219 Common Shares at a price of US$22.60 (CAD$29.80) per Common Shares and 93,054 pre-funded warrants at a price of US$22.59 (CAD$29.79) per pre-funded warrant, with each Common Share and pre-funded warrant being bundled with one Common Share purchase warrant of the Company. Each pre-funded warrant entitles the holder to acquire one Common Share at an exercise price of US$0.01 per Common Share, and each Common Shares purchase warrant is immediately exercisable and entitles the holder to acquire one Common Share at an exercise price of US$26.60 (CAD$35.00) per Common Share for a period of 60 months following the closing of the July 2023 Offering. Although the Common Shares and pre-funded warrant were each bundled with a Common Share purchase warrant, each security was issued separately. See Note 16(a) of Fiscal 2024 audited consolidated financial statements for further details.

Use of Proceeds

As of September 30, 2024, the Company has used all of the $6.3M net proceeds for general working capital purposes. Use of proceeds is calculated on a first in, first out basis. The Company has drawn down on the full net proceeds (CAD $15M) from the U.S. IPO before drawing down on the net proceeds from the July 2023 Offering.

Shares for Debt Settlement - January 2024

On January 10, 2024, we issued 4,670 Common Shares in a settlement of debt in an amount of approximately $97,615. See Note 16(a) of Fiscal 2024 audited consolidated financial statements for further details.

US Public Offering - April 2024

On April 9, 2024, we closed a brokered US public offering, resulting in the issuance of 73,500 Common Shares, for aggregate gross proceeds of USD$1,000,025 (approximately CAD$1.4M). See Note 16(a) of Fiscal 2024 audited consolidated financial statements for further details.

Use of Proceeds

As of September 30, 2024, the Company has used all of the $0.7M net proceeds for general working capital purposes. Use of proceeds is calculated on a first in, first out basis. The company has drawn down on the full net proceeds from previous financings before drawing down on the net proceeds from the April 2024 Public Offering.

US Public Offering - June 2024

On June 14, 2024, we closed a brokered US public offering, resulting in the issuance of 290,000 Common Shares, for aggregate gross proceeds of approximately USD$1,682,000 (approximately CAD$2.3M). See Note 16(a) of Fiscal 2024 audited consolidated financial statements for further details.

Use of Proceeds

As of September 30, 2024, the Company has used all of the $1.8M net proceeds for general working capital purposes. Use of proceeds is calculated on a first in, first out basis. The Company has drawn down on the full net proceeds from previous financings before drawing down on the net proceeds from the June 2024 Public Offering.

US Registered Direct Offering - August 2024

On August 13, 2024, we closed the August 2024 Offering for the purchase and sale of 471,500 Common Shares at a purchase price of US$2.00 per Common Share for gross proceeds of US$943,000 (approximately CAD$1.4M). See Note 16(a) of Fiscal 2024 audited consolidated financial statements for further details.

Use of Proceeds

As of September 30, 2024, the Company has used most of the $0.9M net proceeds for general working capital purposes. Use of proceeds is calculated on a first in, first out basis. The Company has drawn down on the full net proceeds from previous financings before drawing down on the net proceeds from the August 2024 Offering.

Subsequent Offering

The Company previously disclosed that half of the net proceeds from the November 1, 2024, financing would be allocated to business development activities related to the Company's products. However, this ratio and the corresponding amount may be adjusted due to several factors. These include the evolving ramp-up needs of current programs and products, fluctuations in general corporate needs, and the timing of business development expenditures to ensure maximum benefit for the Company. As a result, the Company now expects that its business development spending could be lower than initially anticipated as a result of higher-than-expected financing costs associated with the November financings, where a full double commission of 15% was paid due to the tail obligation owed to H.C. Wainwright & Co.; potential economies and efficiencies in the Company's evolving sales channel strategy; and, the necessity to assess capital deployment on a case-by-case basis. Consequently, the Company will continue to evaluate the optimal timing and scale of business development expenditures to best support its strategic goals and operational needs.

Use of Proceeds from Prior Financings

The following table provides an approximate breakdown on the initial allocation of the use of funds for the 2021 brokered private placement and the actual use of proceeds:

	2021 Financing
		Estimated and
		Unaudited Actual	Proceeds
	Expected	Use of Funds from	Unspent as at
	Allocation of Net	April 29, 2021 to	September 30,
Use of Proceeds (1)	Proceeds	September 30, 2022	2022
Products development: (2)
TASCS IFM (3)	$400,000	$314,087	$85,913
BLDS	200,000	305,788	(105,788)
Phantom	500,000	793,852	(293,852)
GreyGhost	200,000	15,840	184,160
ATAK	500,000	304,162	195,838
LEC	500,000	761,943	(261,943)
Total products development	2,300,000	2,495,672	(195,672)
Other specific allocations:
Repayment of CEO and employee loans	191,600	191,600	-
Repayment of unsecured borrowings	310,527	310,527	-
Prepaid royalties to DEFSEC (4)	150,000	150,000	-
Total allocated proceeds	2,952,127	3,147,799	(195,672)
Unallocated proceeds for working capital	2,516,366	2,320,694	195,672
Transferred from 2020 Financing	235,345	235,345	-

Total use of proceeds	$5,703,838	$5,703,838	$0

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

C. Research and Development, Patents and Licences, etc.

See Item 5.A. - Operating Results - Results of Operations for a description of our R&D activities during the last three fiscal years.

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

Revenue from contracts with customers is recognized, for each performance obligation, either over a period of time or at a point in time, depending on which method reflects the transfer of control of the goods or services underlying the particular obligation to the customer. Contracts based on task oriented, time and materials is measured based on agreed-upon hourly rates, direct labor hours expended and material costs incurred and billed and recognized on a monthly basis.

For performance obligations satisfied over time, we recognize revenue over time using an input method, based on costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying such performance obligation (for non-recurring engineering services, the input method is based on hours). Under this method, costs that do not contribute to our performance in transferring control of goods or services to the customer are excluded from the measurement of progress toward satisfying the performance obligation. In certain other situations, we might recognize revenue at a point in time, when the criteria to recognize revenue over time are not met. In any event, when the total anticipated costs exceed the total anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known. Refer to Note 18 of Fiscal 2024 financial statements for timing of revenue recognition.

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

We account for a contract modification, which consists of a change in the scope or price (or both) of a contract, as a separate contract when the remaining goods or services to be delivered after the modification are distinct from those delivered prior to the modification and the price of the contract increases by an amount of consideration that reflects our stand-alone selling price of the additional promised goods or services. When the contract modification is not accounted for as a separate contract, we recognize an adjustment to revenue on a cumulative catch-up basis at the date of contract modification. There was no contract modification in the fiscal years ended September 30, 2024, 2023, and 2022.

The timing of revenue recognition often differs from performance payment schedules, resulting in revenue that has been earned but not billed. These amounts are included in unbilled receivables. At September 30, 2024, and 2023, we had an immaterial amount of unbilled receivable. Amounts billed in accordance with customer contracts, but not yet earned, are recorded and presented as part of contract liabilities. At September 30, 2024 there was $121 thousand of contract liabilities (2023 - $121 thousand).

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

  the determination of the discount rate for the present value of the minimum annual royalty payments to DEFSEC; and

  the volatility assumption used in the Black Scholes option model to estimate the fair value of the warrants issued to DEFSEC given our short history as a public company (see Item 5.E. - Critical Accounting Estimates - Accounting for share-based compensation).

For further details on the above acquisitions, refer to Note 4 of the Fiscal 2024 audited consolidated financial statements.

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

Indication of impairment of non-financial assets

We review non-financial assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may be impaired. If the recoverable amount of the respective non-financial asset is less than our carrying amount, it is considered to be impaired. Management exercises significant judgement in estimating the recoverable amount for non-financial assets (see Item 5.E. - Critical Accounting Estimates - Impairment of long-lived assets).

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

For further information on the unsecured loans, see Note 12 of the Fiscal 2024 audited consolidated financial statements.

Broker compensation options

As a result of the Canadian Offering, we issued broker compensation options. To measure the fair value of the broker compensation options, we used the Monte Carlo valuation model and exercised judgment in estimating the life, risk free rate, and volatility.

For further information on the broker compensation options see Note 16(c) of the Fiscal 2024 audited consolidated financial statements.

Warrant Liabilities

As a result of the Fiscal 2023 and Fiscal 2024 financings, we issued warrant liabilities. To measure the fair value of the warrant liabilities, we used the Black Scholes valuation model and exercised judgment in estimating the life, risk free rate, and volatility.

For further information on the warrant liabilities, see Note 15 of the Fiscal 2024 audited consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name of each of our directors and executive officers, as well as such individual's place of residence, position with us, principal business activities performed outside those with us and period of service as a director (if applicable).

Directors and Executive Officers

Name	Position With KWESST Micro	Age	Principal Business Activity Outside KWESST Micro	Director/Officer Since
David Luxton Ontario, Canada	Executive Chairman and Director	73	N/A	October 24, 2019(1)
Sean Homuth Ontario, Canada	President, CEO, and Director	45	N/A	June 12, 2023(2)
Paul Mangano Maine, United States	Director	66	CEO of OnPoint Systems, Inc. since August 2022	September 17, 2020
Paul Fortin Ontario, Canada	Director	57	Principal Fortin Consulting Group and Independent Advisor	September 17, 2020
Kris Denis Ontario, Canada	Interim Chief Financial Officer and Chief Compliance Officer	43	N/A	November 27, 2023(3)
Harry Webster Ontario, Canada	Chief Operating Officer	47	N/A	February 15, 2024(4)
Rick Hillier Ontario, Canada	Director	68	Consultant	December 6, 2023
Jennifer Welsh Ontario, Canada	Director	43	Vice President Finance, Indiva of SNDL Inc.	August 26, 2024

Notes:

       (1) Date on which Mr. Luxton became a director of KWESST.
(2) Mr. Homuth became CEO of KWESST on November 27, 2023. From June 12, 2023 to November 26, 2023,
        Mr. McLeod served as President and CEO of KWESST.
(3) Date on which Mr. Denis became interim Chief Financial Officer of KWESST.
(4) Date on which Mr. Webster became Chief Operating Officer.

The following are brief biographies of our directors and executive officers.

David Luxton, Executive Chairman and Director

David Luxton is a former Canadian infantry officer, and former senior official with the Canadian and British governments. In 1990 he founded Simunition, a business that develops and sells simulated munitions for realistic close quarters combat training for military and law enforcement. Between 2003 and 2009, he led the expansion of Allen-Vanguard Corporation, a company in the IED countermeasures business, from approximately $3,000,000 to a run rate of approximately $300,000,000 in annual revenues, then served as Chairman from 2010 to October 2021. Between 2015 and 2018, he was the Executive Chairman of United Tactical Systems, LLC, a company offering less-lethal products for law enforcement, military and personal defense. From 2003 to the date of this Annual Report, he has been President & Owner of DEFSEC, a company that specializes in strategic transactions in the defense and security industry. Furthermore, from 2016 to 2020, he was a Senior Strategic Advisor to the University of Ottawa. Since 2019, he has been the Executive Chairman of KWESST. He is a graduate of the University of Oxford SMDP postgraduate program. He entered into a confidentiality and non-disclosure agreement through his consulting agreement with us on October 1, 2019.

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

Paul Fortin - Director

Prior to being invited to join our Board, Paul Fortin was the director of international business development at Borden Ladner Gervais LLP, a full-service law firm, from 2011 to 2019. Since March 2020, he has been the principal of the Fortin Consulting Group and is an independent advisor within the defense and security industry. Mr. Fortin graduated from Carleton University with a Bachelor's degree in Political Science and from Algonquin College with a specialization in Product Marketing Management.

Kris Denis - Interim Chief Financial Officer and Chief Compliance Officer

Mr. Denis brings more than 20 years of finance experience across a range of industries including manufacturing, aviation, mining, technology and defense, including over 10 years with Canadian public companies. Most of his career has been in senior finance roles with early-stage growth companies, which entailed several large equity financings in the mining industry. Mr. Denis is a Chartered Professional Accountant (CPA, CA Ontario).

Harry Webster - Chief Operating Officer

Mr. Webster is an experienced aerospace and defence leader. He most recently served as Director of Programs at DRS, overseeing all engineering development and manufacturing programs. With over 20 years of experience in roles spanning engineering development to executive leadership, his career has been built on leading organizations to achieve great business outcomes in the execution of complex engineering projects for platforms such as Canadarm3 at MDA and the Canadian CH-148 Maritime Helicopter Program at GDMS. He holds advanced degrees in Business Administration and Engineering, and licenses as Professional Engineer and Project Management Professional.

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

Jennifer Welsh - Director

Jennifer Welsh has more than 17 years of experience working with Canadian public companies. She is currently the VP Finance Indiva of SNDL Inc. and previously held the role of CFO of Indiva Limited, a TSXV-listed Licensed Producer of cannabis, and previously led a global finance team as Corporate Controller of a TSX-listed junior mining company. Jennifer received her B.Comm. (Accounting) from Carleton University in Ottawa and is a Chartered Professional Accountant (CPA, CA Ontario). In 2020, Jennifer was awarded Ottawa Business Journal's Forty Under 40 Award.

B. Compensation

Compensation for Fiscal 2024

The aggregate amount of compensation paid during the year ended September 30, 2024 (including accrued amount at September 30, 2024), directly and indirectly, including directors' fees, to our named executive officers and directors in their capacity as such, was $1.5 million (Fiscal 2023: $1.5 million).

This discussion describes our compensation program for each person who acted as President and CEO, CFO and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and the CFO, whose total compensation was more than $150,000 in our last fiscal year and who was performing a policy-making function in respect of the Company (each a "NEO" and collectively the "NEOs"). This section addresses our philosophy and objectives and provides a review of the process that the Board follows in deciding how to compensate the NEOs. This section also provides discussion and analysis of the Board's specific decisions about the compensation of the NEOs for Fiscal 2024.

We had five (5) NEOs during the Fiscal 2024, namely: David Luxton, Executive Chairman and Director, Sean Homuth, President & CEO, Jeffery MacLeod, former President and CEO, Kris Denis, Interim CFO and Chief Compliance Officer and Harry Webster, Chief Operating Officer.

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

Base Salaries

Base salaries are intended to reflect an executive officer's position within our corporate structure, his or her years of experience and level of responsibility, and salary norms in the sector and general marketplace. Further, as an early-stage company, we believe we have set the base salaries for the NEOs below market rates, to conserve cash in return for higher stock-based compensation awards. Accordingly, decisions with respect to base salary levels for executive officers are not based on objective identifiable performance measures but for the most part are determined by reference to competitive market information for similar roles and levels of responsibility, coupled with subjective performance factors such as leadership, commitment, accountability, industry experience, and contributions. Our view is that a competitive base salary is a necessary element for retaining qualified executive officers, as it creates a meaningful incentive for individuals to remain with us and not be unreasonably susceptible to recruiting efforts by our competitors.

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

The following is a summary of the maximum annual incentive compensation as a percentage of base salary / annual consulting fee, for the NEOs based on their respective employment / consulting agreements, at the sole discretion of the Board:

Position	Maximum Annual Incentive Compensation (Percentage of Base Salary)
Executive Chairman	75%
President and CEO	75%
CFO, COO	40%[1]

1 Subsequent to September 30, 2024 the COO's maximum annual incentive compensation was increased to 50%.

We did not establish explicit goals / milestones for our NEOs for Fiscal 2024 for the annual cash incentive compensation.

Long-Term Compensation

The long-term component of compensation for our NEOs, consists of (i) stock options (“Options”), (ii) restricted stock units (“RSUs”, (iii) deferred share units (“DSUs”), (iv) SARs and/or (v) performance stock units (“PSUs”) (collectively the “Security-Based Compensation Awards”). This component of compensation is intended to reinforce management’s commitment to long-term improvements in our performance.

Our Board believes that incentive compensation in the form of Security-Based Compensation Awards which vest over time, is and has been beneficial and necessary to attract and retain NEOs. Furthermore, the Board believes Security-Based Compensation Awards are an effective long-term incentive vehicle because they are directly tied to our share price over a longer period and therefore motivates NEOs to deliver sustained long-term performance and increase shareholder value and have a time horizon that aligns with long-term corporate goals. As such, our Board does not grant Security-Based Compensation Awards in excessively dilutive numbers or at exercise prices not reflective of the Company's underlying value.

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

External Compensation Consultants

In determining the base salaries for the NEOs, we considered comparable market base salaries, based on information provided by an outside executive search consulting firm and then set the base salaries for the NEOs at the lower end of the range.

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

Performance Graph

The following graph illustrates the cumulative return to our shareholders based on a $100 investment in the Common Shares from September 22, 2020, the date we went public in Canada, to September 30, 2024, as compared to the cumulative total return on the Standard & Poor's / TSXV Composite Index for the same period, assuming the reinvestment of cash distributions and/or dividends:

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

Summary Compensation Table

The following table provides information concerning the total compensation paid to all individuals who were NEOs in the years ended September 30, 2024, 2023, and 2022.

					Non-equity incentive plan compensation

	Fiscal		Share-based	Option-based	Annual Incentive	Long-term	Pension	All Other	Total
Name	Year	Fee / Salary	Awards (1)	Awards (2)	Plans (3) (10)	Incentive Plans	Value (4)	Compensation	Compensation
David Luxton (5) (10)	2024	$360,000	$-	$-	$-	$-	$-	$-	$360,000
Executive Chairman and	2023	$315,000	$-	$178,500	$-	$-	$-	$-	$493,500
Director	2022	$180,000	$-	$-	$308,408	$-	$-	$-	$488,408
Sean Homuth (6) (10)	2024	$350,769	$-	$-	$-	$-	$-	$2,000	$352,769
President & CEO and	2023	$92,308	$-	$140,250	$-	$-	$-	$2,000	$234,558
Director	2022	$-	$-	$-	$-	$-	$-	$-	$-
Jeffrey MacLeod (7)	2024	$160,000	$-	$-	$-	$-	$-	$-	$160,000
Former President & CEO	2023	$160,000	$-	$25,500	$-	$-	$-	$-	$185,500
and Former Director	2022	$160,000	$-	$-	$-	$-	$-	$-	$160,000
Kris Denis (8) (10)	2024	$167,308	$-	$-	$-	$-	$-	$3,000	$170,308
Interim CFO and	2023	$-	$-	$25,500	$-	$-	$-	$-	$25,500
Chief Compliance Officer	2022	$-	$-	$-	$-	$-	$-	$-	$-
Harry Webster (9) (10)	2024	$260,962	$-	$-	$-	$-	$-	$18,000	$278,962
Chief Operating Officer	2023	$23,077	$-	$-	$-	$-	$-	$-	$23,077
	2022	$-	$-	$-	$-	$-	$-	$-	$-
Steven Archambault (11)	2024	$-	$-	$-	$-	$-	$-	$-	$-
CFO and	2023	$111,462	$-	$-	$-	$-	$-	$127,930	$239,392
VP, Corporate Services & Compliance	2022	$155,000	$115,660	$12,334	$171,338	$-	$-	$-	$454,332
Richard Bowes (12)	2024	$-	$-	$-	$-	$-	$-	$-	$-
VP, Operations of	2023	$206,471	$-	$-	$130,000	$-	$-	$-	$336,471
Digitization & Tactical Products	2022	$155,000	$25,648	$12,334	$-	$-	$-	$-	$192,982

(1) Represents the grant value of RSU awards, based the closing price of the Common Shares on the TSXV on the grant date.

(2) Represents the grant value of the option awards, using the Black-Scholes option model. The Black-Scholes option model was selected by us as it is the most widely adopted and used option-valuation method.

(3) In December 2022, the Board awarded a cash bonus of USD$225,000 to David Luxton in respect to their performance during Fiscal 2022, paid only after the closing of the U.S. IPO and Canadian Offering. For the above table, these amounts were converted to CAD using the daily average exchange rate on September 30, 2022, as reported by the Bank of Canada for the conversion of USD into CAD was USD$1.00 equals CAD$1.3707.

(4) The Company does not have a retirement plan.

(5) Effective October 1, 2019, we entered into a professional services agreement with DEFSEC Corporation, a private company owned by Mr. Luxton. The compensation payable to Mr. Luxton is paid to his private company, DEFSEC Corporation.

(6) Mr. Homuth served as CFO of KWESST from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of KWESST.

(7) Mr. MacLeod retired from his positions as President, CEO and Director of KWESST on October 31, 2023. As part of his departure, the Company is continuing to pay his base salary and provide benefits for a period of one year with no incentive pay. While this arrangement was verbally agreed to, it continues to be subject to formal agreement with Mr. Macleod.

(8) Mr. Denis served as the Company's Corporate Controller from June 26, 2023 to November 26, 2023. On November 27, 2023, Mr. Denis was appointed as Interim CFO and Chief Compliance Officer of KWESST. Mr. Denis' annual salary increased to CAD $175K effective November, 27, 2023.

(9) Mr. Webster served as the Company's General Manager from August 28, 2023 to February 14, 2024. On February 15, 2024, Mr. Webster was appointed as Chief Operating Officer of KWESST. Mr. Webster's annual salary increased to CAD $260K effective February 15, 2024.

(10) Following September 30, 2024, the Board of Directors approved special bonuses for the Named Executive Officers in recognition of three major achievements completed in November 2024: raising more than USD $5 million, securing an extension to remedy the NASDAQ bid-price deficiency, and obtaining accepted conditional offers for all Land C4ISR positions. Specifically, the Board awarded:
•Mr. Luxton: A bonus of $270,000; however, he voluntarily reduced this amount by $100,000 and additionally forfeited $70,000 to increase the CEO’s bonus in recognition of his exceptional contribution and accomplishments.
•Mr. Homuth (CEO): A total bonus of $340,000, comprising a 75% bonus target of $270,000 plus the $70,000 redirected by Mr. Luxton.
•Mr. Webster: $130,000, representing a 50% bonus target.
•Mr. Denis: $43,750, representing 25% of his annual salary.
These bonuses were approved on November 29, 2024, and paid out in December 2024.

(11) Mr. Archambault joined as our CFO on a part-time basis on October 1, 2020, and transitioned to full-time on April 1, 2021. He also took on the role of VP, Corporate Services and Compliance in October 2021 and Interim Corporate Secretary in May 2022. He resigned from his positions with KWESST on June 12, 2023.

(12) From January 25, 2021 to April 12, 2021, the Company entered into a consulting agreement with Mr. Bowes' private company, Cardinal Defence. Effectively April 12, 2022 Mr. Bowes joined KWESST as a full-time employee until February 28, 2023. From March 1, 2023 to November 15, 2023, the Company entered into a consulting agreement once again with Mr. Bowes' private company, Cardinal Defence.

Employment and Consulting Agreements

The following summarizes the key salient terms of the employment agreements between us and our NEOs in force as of September 30, 2024.

David Luxton

On October 1, 2019, we entered into a professional services agreement with DEFSEC, a private holding company owned by Mr. Luxton, in which he agreed to serve as our Executive Chairman for an annual fee of $120,000 per year and raising to $150,000 per year upon a going public transaction. This agreement was amended effective August 1, 2020, whereby the annual fee was adjusted to $180,000 per year. Mr. Luxton is entitled to an annual incentive bonus up to 200% of his annual fee at the Board’s sole discretion. This agreement expired on December 31, 2022. Subsequent to December 31, 2022, Mr. Luxton’s compensation was amended to $360,000 per year with entitlement to an annual incentive bonus of up to 75% effective January 1, 2023. We have the right to terminate his consulting agreement with twelve (12) month notice period, subject to termination benefits (see Item 6.B. – Compensation  – Outstanding Equity Awards at September 30, 2024 – Potential Termination and Change of Control Benefits). The notice period increases to 18 months in the event of a change of control.

Jeffrey MacLeod

On October 1, 2019, we entered into an employment agreement with Mr. MacLeod to serve as our President and CEO with an initial base salary of $140,000 per year and raising to $160,000 upon a going public transaction. Because Mr. MacLeod’s principal residence is based in West Montrose, Ontario, his employment agreement includes a $1,000 per month housing allowance for accommodations in Ottawa, Ontario while working at our corporate office. For our fiscal year ending September 30, 2019, Mr. MacLeod collected a lower base salary to help us conserve cash to fund our working capital requirements. Further, he did not receive any housing allowance in the last three financial years. Mr. MacLeod is entitled to an annual incentive bonus at the Board’s sole discretion and five weeks of vacation per year. Mr. MacLeod’s employment agreement was automatically renewed on September 30, 2022, in accordance with its terms for an additional two years. However, Mr. MacLeod retired on October 31, 2023.

Sean Homuth

On July 31, 2023, we entered into an amended and restated employment agreement, with an effective date of June 12, 2023, for Mr. Homuth to serve as Chief Financial Officer and Chief Compliance Officer. Mr. Homuth received an annual base salary of CAD$300,000 with an annual incentive bonus of up to 50% of his annual base salary at the Board’s sole discretion and four weeks of vacation per year.  Mr. Homuth also received an initial stock option grant with amount determined at the Board’s discretion and vesting in accordance with the terms of the Company’s LTIP plan. On November 27, 2023, Mr. Homuth was appointed President and CEO and his employment agreement was amended and restated (the “Homuth Agreement”). Mr. Homuth’s salary was increased to $360,000, the annual incentive bonus was increased up to 75% of his annual salary, his employment may be terminated upon payment of a lump sum equal to 52 weeks salary plus accrued bonus, this lump sum is increased by one week per completed year of service to a maximum of 78 weeks and in the event of a change in control, the foregoing is changed from 52 weeks to 78 weeks.

Harry Webster

On August 28, 2023, we entered into a full-time employment agreement with Mr. Webster to serve as our General Manager. On February 15, 2024, Mr. Webster was appointed COO and he entered into a new employment agreement (the "Webster Agreement"). Mr. Webster's salary was increased to $260,000, the annual incentive bonus remained up to 40% of his annual salary (which was increased to 50% subsequent to September 30, 2024), his employment may be terminated upon payment of a lump sum equal to 26 weeks salary plus accrued bonus and all security-based compensation held become vested if terminated prior to the first anniversary from the February 15, 2024, contract date. This lump sum is increased by one week per completed year of service to a maximum of 38 weeks and in the event of a change in control, the foregoing is changed from 26 weeks to 52 weeks and the reference to 38 weeks is changed to 64 weeks.

Kristopher Denis

On November 27, 2023, Mr. Denis was appointed Interim CFO and Chief Compliance Officer of the Company and his employment agreement was amended and restated (the "Denis Agreement"). Mr. Denis' salary was increased to $175,000, an annual incentive bonus up to 40% of his annual salary, four weeks of vacation per year, his employment may be terminated upon payment of a lump sum equal to 26 weeks salary plus accrued bonus and all security-based compensation held become vested if terminated prior to the first anniversary from the November 27, 2023, contract date. This lump sum is increased by one week per completed year of service to a maximum of 38 weeks and in the event of a change in control, the foregoing is changed from 26 weeks to 52 weeks and the reference to 38 weeks is changed to 64 weeks.

Outstanding Equity Awards at September 30, 2024

The following table sets forth information concerning all the outstanding equity awards held by each NEO as at September 30, 2024.

		Option-based awards				Share-based awards
	Number of			Value of			Market or payout
	securities			unexercised	Number of	Market or payout	value of vested
	underlying	Option	Option	in the-	shares or units	value of share-	share-based
	unexercised	exercise	expiration	money	of shares that	based awards that	awards not paid
	options	price	date	options(1)	have not vested	have not vested (2)	out or distributed
David Luxton (3)	142	$875.00	2026-07-02	$-	-	$-	$277
	7,000	$25.50	2026-08-16	$-	-	$-	$6,825
Sean Homuth (4)	5,500	$25.50	2026-08-16	$-	-	$-	$5,363
Jeff MacLeod (5)	142	$875.00	2026-07-02	$-	-	$-	$277
	1,000	$25.50	2026-08-16	$-	-	$-	$1,950
Kris Denis (6)	1,000	$25.50	2026-08-16	$-	-	$-	$975
Harry Webster	-	$-	n/a	$-	-	$-	$-
Total	14,784			$-	-	$-	$15,666

(1) Based on the difference between the exercise price of the Option and the closing price of the Common Shares on the TSXV on September 30, 2024.

(2) Based on the closing price of the Common Shares on the TSXV on September 30, 2024.

(3) The grants were made to Mr. Luxton's private company, DEFSEC Corporation. His 2021 Option grant vest over two (2) years and his 2023 Option grant vest over two (2) years.

(4) Mr. Homuth served as CFO of KWESST from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of KWESST. His 2023 Option grant vest over two (2) years.

(5) Mr. MacLeod's 2021 Option grant vest over two (2) years and his 2023 Option grant vest over two (2) years. Mr. MacLeod retired from his positions as President, CEO and Director of KWESST on October 31, 2023, at which time, his 2023 Option grant fully vested.

(6) Mr. Denis served as the Company's Corporate Controller from June 26, 2023 to November 26, 2023. On November 27, 2023, Mr. Denis was appointed as Interim CFO and Chief Compliance Officer of KWESST. His 2023 Option grant vest over two (2) years.

(7) Mr. Webster served as the Company's General Manager from August 28, 2023 to February 14, 2024. On February 15, 2024, Mr. Webster was appointed as Chief Operating Officer of KWESST.

There was no exercise of stock options during Fiscal 2024.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of option-based awards and share-based awards which vested during the fiscal year ended September 30, 2024, and the value of non-equity incentive plan compensation earned during the fiscal year ended during the year ended September 30, 2024.

	Option-based	Share-based	Non-equity incentive
	awards - value	awards - value	plan compensation -
	vested during	vested during	value earned during
Name	Fiscal 2024 (1)	Fiscal 2024 (2)	Fiscal 2024
David Luxton	$-	$-	$-
Sean Homuth (3)	$-	$-	$-
Jeff MacLeod (4)	$-	$-	$-
Kris Denis (5)	$-	$-	$-
Harry Webster (6)	$-	$-	$-

(1) Amounts represent the difference between the exercise price of the Options and the closing price of the Common Shares on the TSXV on the vesting date.

(2) Amounts represent the number of vested Share Units (as defined below) multiplied by the closing price of the Common Shares on the TSXV on the vesting date.

(3) Mr. Homuth served as CFO of KWESST from June 12, 2023, to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of KWESST.

(4) Mr. MacLeod retired from his positions as President, CEO and Director of KWESST on October 31, 2023.

(5) Mr. Denis served as the Company's Corporate Controller from June 26, 2023, to November 26, 2023. On November 27, 2023, Mr. Denis was appointed as Interim CFO and Chief Compliance Officer of KWESST.

(6) Mr. Webster served as the Company's General Manager from August 28, 2023, to February 14, 2024. On February 15, 2024, Mr. Webster was appointed as Chief Operating Officer of KWESST.

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

The table below sets out the amount that would have been payable to each NEO that was employed by the Company on September 30, 2024, if had there been a change of control of the Company resulting in termination on September 30, 2024:

			Termination
	Notice	Termination	Without Cause in
	Period	Without Cause (pre-	Connection with
	(months)	Change of Control)	Change of Control
David Luxton
Base fee	12	$630,000	$945,000
Value of unvested options		$7,102	$13,927
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$-	$-
TOTAL		$637,102	$958,927
Sean Homuth			(1)
Base pay	12	$630,000	$810,000
Value of unvested options		$5,363	$10,725
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$-	$-
TOTAL		$635,363	$820,725
Jeffrey MacLeod			(2)
Base pay	12	$160,000	$240,000
Value of unvested options		$2,227	$2,227
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$-	$-
TOTAL		$162,227	$242,227
Kris Denis			(3)
Base pay	6	$157,500	$245,000
Value of unvested options		$975	$1,950
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$-	$-
TOTAL		$158,475	$246,950
Harry Webster			(4)
Base fee	6	$234,000	$364,000
Value of unvested options		$-	$-
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$-	$-
TOTAL		$234,000	$364,000

(1) Mr. Homuth served as CFO of KWESST from May 30, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of KWESST.

(2) Mr. MacLeod retired from his positions as President, CEO and Director of KWESST on October 31, 2023. As part of his departure, the Company is continuing to pay his base salary and provide benefits for a period of one year with no incentive pay. While this arrangement was verbally agreed to, it continues to be subject to formal agreement with Mr. Macleod.

(3) Mr. Denis served as the Company's Corporate Controller from June 26, 2023 to November 26, 2023. On November 27, 2023, Mr. Denis was appointed as Interim CFO and Chief Compliance Officer of KWESST.

(4) Mr. Webster served as the Company's General Manager from August 28, 2023 to February 14, 2024. On February 15, 2024, Mr. Webster was appointed as Chief Operating Officer of KWESST.

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

Prior to December 2020, we made no cash compensation to the directors.

The following table sets out the total compensation for our independent directors who served at any time during the year ended September 30, 2024.

The following table sets out the total compensation for our independent directors who served at any time during the year ended September 30, 2024.

Name	Fees Earned	Stock Awards (1)	Option Awards (2)	Non-equity Incentive Plan Compensation	Pension Value (3)	All Other Compensation	Total Compensation
John McCoach (4)	$36,475	$-	$-	$-	$-	$-	$36,475
Jennifer Welsh (5)	$4,918	$-	$-	$-	$-	$-	$4,918
Paul Fortin	$40,000	$-	$-	$-	$-	$-	$40,000
Paul Mangano	$48,607	$-	$-	$-	$-	$-	$48,607
Rick Hillier (6)	$98,387	$-	$-	$-	$-	$-	$98,387

(1) Represents the grant value of RSU awards, based on the closing price of the Common Shares on the TSXV on the grant date.

(2) Represents the grant value of the option awards, using the Black-Scholes option model. The Black-Scholes option model was selected by the Company as it is the most widely adopted and used option-valuation method. There were no stock option grants issued in Fiscal 2024.

(3) The Company does not have a pension plan.

(4) John McCoach did not reelect for the Audit Committee Chairman and ceased to be a Director of KWESST on August 26, 2024.

(5) Jennifer Welsh joined the Board on August 26, 2024 and was appointed Audit Committee Chairman.

(6) Rick Hillier joined the Board on December 6, 2023.

Outstanding Equity Awards at September 30, 2024

There were no stock options granted to the independent directors in Fiscal 2024.

The following table sets forth information concerning all the outstanding equity awards held by each of our independent directors as at September 30, 2024.

		Option-based awards				Share-based awards
	Number of					Market or payout	Market or payout
	securities			Value of	Number of	value of share-	value of vested
	underlying	Option		unexercised	shares or units	based awards	share-based
	unexercised	exercise	Option	in the-money	of shares that	that have not	awards not paid out
	options (1)	price	expiration date	options(2)	have not vested	vested (3)	or distributed
John McCoach	357	$679.00	2025-12-15	$-	-	$-	$696
	1,000	$25.50	2026-08-16	$-	-	$-	$975
Jennifer Welsh	-	$-	n/a	$-	-	$-	$-
Paul Fortin	357	$679.00	2025-12-15	$-	-	$-	$696
	1,000	$25.50	2026-08-16	$-	-	$-	$975
Paul Mangano	357	$679.00	2025-12-15	$-	-	$-	$696
	1,000	$25.50	2026-08-16	$-	-	$-	$975
Rick Hillier	1,000	$25.50	2026-08-16	$-	-	$-	$975
Total	5,071			$-	-	$-	$5,988

(1) The 2023 Option grants to the directors vest over two (2) years. The 2021 Option grants to the directors vest over two (2) years.

(2) Based on the difference between the exercise price of the Option and the closing price of the Common Shares on the TSXV on September 30, 2024.

(3) Based on the closing price of the Common Shares on the TSXV on September 30, 2024.

There was no exercise of options during Fiscal 2024.

Value Vested or Earned During the Year

The following table sets forth, for each independent director, the value of option-based awards and share-based awards which vested during the fiscal year ended September 30, 2024 and the value of non-equity incentive plan compensation earned during the fiscal year ended during the year ended September 30, 2024. No share-based awards have been granted to our directors since inception.

	Option-based	Share-based	Non-equity incentive
	awards - value	awards - value	plan compensation -
	vested during	vested during	value earned during
Name	Fiscal 2024 (1)	Fiscal 2024 (2)	Fiscal 2024
John McCoach	$-	$-	$-
Jennifer Welsh	$-	$-	$-
Paul Fortin	$-	$-	$-
Paul Mangano	$-	$-	$-
Rick Hillier	$-	$-	$-

(1) Amounts represent the difference between the exercise price of the Options and the closing price of the Common Shares on the TSXV on the vesting date.
(2) Amounts represent the number of vested Share Units (as defined below) multiplied by the closing price of the Common Shares on the TSXV on the vesting date.

Equity Compensation Plans

On February 10, 2021, our Board adopted a new LTIP, which was approved by our shareholders on March 31, 2021, and on April 9, 2021, by the TSXV. Our LTIP was subsequently amended to conform with the new TSXV policy issued on November 24, 2021, in relation to security-based compensation. Our shareholders approved this amended LTIP on March 31, 2022, which was subsequently approved by the TSXV on April 14, 2022.

The maximum number of Common Shares issuable under our LTIP for stock options is 10% of our issued and outstanding Common Shares, subject to adjustment or increase pursuant to the terms of the LTIP. Any stock options that have been cancelled, repurchased, expired, or exercised will again be available under the LTIP. At September 30, 2024, we had 25,811 outstanding stock options, leaving 132,106 stock options available for future grants.

Additionally, the maximum number of Common Shares issuable under our LTIP in respect of RSUs, DSUs, SARs, and PSUs (collectively "Share Units") is 4,072. At September 30, 2024, we had 4,072 Share Units available for future grants.

The following is a summary of the salient terms of the equity-based awards available under our amended LTIP. For a more fulsome disclosure of our LTIP, a copy of our amended LTIP is available on SEDAR+ website at www.sedarplus.ca.

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

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the details as at September 30, 2024, the end of our most recently-completed fiscal year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance under our LTIP.

Equity Compensation Plans Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity Compensation Plans (excluding securities listed in column (a))
Equity Compensation Plans approved	Share Units: nil	Share Units: $nil	Share Units: 4,072
by the shareholders - LTIP	Options: 25,811	Options: $26.44	Options: 132,106
Equity Compensation Plans not approved by shareholders	n/a	n/a	n/a

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

As of September 30, 2024, we did not have any service contracts with any of our independent directors.

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

except in the following case:

John McCoach was formerly a director and interim CEO of Nautilus Minerals Inc., a Toronto Stock Exchange listed company. Nautilus Minerals Inc. was not able to secure the funding it needed to proceed with its projects. In February 2019, Nautilus Minerals Inc. filed for creditor protection under the Companies' Creditors Arrangement Act (Canada).

Jennifer Welsh, who was CFO of Indiva Limited, a TSXV-listed licensed producer of cannabis which filed on June 13, 2024, for creditor protection under the Companies’ Creditors Arrangement Act (Canada) due to, among other things, the fragmentation of the cannabis industry, financial underperformance and pressures resulting from the obligations owing to creditors. The company undertook a sales and investment solicitation process and the stalking horse bid from its senior secured debtholder SNDL Inc. was the successful bid.

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

Composition of the Audit Committee

The members of the Audit Committee are Jennifer Welsh (Chair), Paul Mangano, and Paul Fortin. All members are independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules and as defined in National Instrument 52-110 - Audit Committees ("NI 52-110") adopted by the Canadian Securities Administrators), and all members are financially literate (as defined in NI 52-110). The Audit Committee meets regularly on at least a quarterly basis. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board.

The Board has determined that Paul Mangano and Jennifer Welsh qualify as financial experts (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

Relevant Education and Experience

All of the Audit Committee members are senior-level professionals with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles.

For further relevant education and experience of Ms. Welsh and Messrs. Mangano and Fortin, refer to their respective biographies in Directors, Senior Management and Employees.

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

D. Employees

The following table sets forth the number of employees we had at the end of each fiscal period:

Year	Full Time	Part Time	Total
Fiscal 2022	17	1.2	18.2
Fiscal 2023(1)	28	1.2	29.2
Fiscal 2024(2)	29	1	30

(1) Includes 5 consultants at September 30, 2023.

(2) Includes 6 consultants at September 30, 2024.

None of our employees are members in a labor union.

E. Share Ownership

As of December 23, 2024, the NEOs named in this Annual Report as well as our current directors and executive officers, as a group, beneficially owned a total of 133,101 Common Shares, representing beneficial ownership of 1.90% of the Common Shares.

The table below sets forth the number of Common Shares beneficially owned by the NEOs named in this Annual Report as well as our directors and executive officers as of December 23, 2024. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options, RSUs, and warrants that are exercisable within 60 days from the above date, including "out-of-the money" options. The percentages shown below are based on 6,987,223 outstanding Common Shares as of December 23, 2024, plus 1,519,385 Common Shares underlying options, RSUs and warrants that are exercisable within 60 days for the indicated beneficial owner for an aggregate total of 8,506,608.

Shareholdings of Director s and Executive Officers

Shareholdings of Director s and Executive Officers

					Number of	Percent of
					Common Shares	Outstanding
Name of Beneficial Owner	Common	Exercisable	Convertable	Exercisable	Beneficially	Common
	Shares held	Options	RSUs	Warrants	Owned	Shares
David Luxton (1)	129,155	5,392	-	535	135,082	1.59%
Sean Homuth	1,000	4,125	-	-	5,125	0.06%
Paul Mangano	461	1,107	-	-	1,568	0.02%
Paul Fortin	10	1,107	-	-	1,117	0.01%
Harry Webster	1,455	-	-	-	1,455	0.02%
Rick Hillier	-	1,107	-	-	1,107	0.01%
Kris Denis	1,020	750	-	-	1,770	0.02%
Jennifer Welsh	-	-	-	-	-	0.00%
Total	133,101	13,588	-	535	147,224	1.73%

(1) Includes 125,850 Common Shares, 142 exercisable options and 535 exercisable warrants held by Mr. Luxton's private company, DEFSEC.

Refer to section titled, Compensation, for the details of the options held by our directors and executive officers as at September 30, 2024. We have since not granted any further options.

We do not have any other equity arrangements for involving employees in our capital, except for the grant of Security-Based Compensation Awards pursuant to our LTIP at the discretion of the Board.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our best knowledge, there are no shareholders that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to our Common Shares as at December 23, 2024.

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
  DEFSEC increased its beneficial ownership to 68,579 Common Shares or 8.8% as a result of receiving 14,285 Common Shares (and warrants exercisable for 7,142 Common Shares) on April 29, 2021, for selling the PARA OPS technology to KWESST.
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

As a result of the U.S. IPO and Canadian Offering, all the above noted shareholders now own less than 5% of the outstanding Common Shares.

In our Annual Report on Form 20-F for Fiscal 2023, we reported two institutional shareholders as having beneficial ownership of more than 5% of the outstanding Common Shares. Based on Schedule 13 beneficial ownership reports filed with the SEC under the Exchange Act during Fiscal 2024, to our knowledge, these two institutional shareholders no longer hold more than 5% of the outstanding Common Shares.

In our Form F-3 Registration Statement filed with the SEC on September 5, 2024, we disclosed one institutional shareholder with beneficial ownership exceeding 5% of the outstanding Common Shares. Based on Form F-3 Registration Statement filed with the SEC on November 29,2024, to our knowledge, this institutional shareholder no longer holds more than 5% of the outstanding Common Shares.

At December 23, 2024, there were a total of 52 record holders of our Common Shares, of which 9 record holders were resident in the United States, holding a total of 6,874,163 Common Shares, based on available information. This number represents approximately 96% of our total issued and outstanding Common Shares at that date.

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

DEFSEC Purchase Agreement

The entering into the DEFSEC Purchase Agreement by us was considered to be a "related-party transaction" for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") and Policy 5.9 - Protection of Minority Security Holders in Special Transactions of the TSXV. We relied on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. We were exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on sections 5.5(a) and (b) of MI 61-101 as the fair market value of the transaction was not more than the 25% of our market capitalization, and no securities of ours were listed or quoted for trading on prescribed stock exchanges or stock markets. Additionally, we were exempt from minority shareholder approval requirement in section 5.6 of MI 61- 101 in reliance on section 5.7(a) as the fair market value of the transaction was not more than the 25% of our market capitalization. The transaction was reviewed and approved by our independent directors, and we obtained approval from over 51% of disinterested shareholders. Further, on February 19, 2021, the TSXV conditionally approved this asset acquisition. We closed the LEC Technology acquisition shortly after closing the April 2021 Private Placement.

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

Related Party Loans

All related party loans were repaid in December 2022. During Fiscal 2023 and Fiscal 2024, we did not enter into any related party loans.

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

For other immaterial related party transactions, refer to Note 11 of the consolidated financial statements for Fiscal 2024.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

This Annual Report contains the Company's consolidated financial statements as at and for the year ended September 30, 2024, the year ended September 30, 2023, and the year ended September 30, 2022. The audit reports of KPMG LLP and MNP are included therein.

Legal Proceedings

We are not a party to any legal proceedings which may have, or have had in the recent past, significant effects on the Company's financial position or profitability.

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

B. Significant Changes

Except as otherwise disclosed in this Annual Report, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the year ended September 30, 2024.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Common Shares are listed and posted for trading on Nasdaq under the symbol "KWE", the TSXV under the trading stock symbol "KWE.V" and the Frankfurt Stock Exchange under the stock symbol of "62U".

Our U.S. IPO Warrants are listed and posted for trading on Nasdaq under the symbol "KWESW".

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. - Offer and Listing Details.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Incorporation

See Item 4.A. - History and Development of the Company – Name, Address and Incorporation.

Objects and Purposes

The Articles do not contain a limitation on objects and purposes.

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

Description of Capital Structure

Our authorized share structure consists of an unlimited number of Common Shares without par value, of which 7,187,223 Common Shares were issued and outstanding as of December 23, 2024. All of the issued Common Shares are fully paid and non-assessable Common Shares in the capital of the Company. The Company does not own any of its Common Shares.

C. Material Contracts

We are a party to the following contracts which management currently considers to be material to the Company and our assets and operations.

  DEFSEC Purchase Agreement
  GhostStep Technology Purchase Agreement
  GDMS MPSA
  CounterCrisis Technology Subcontractor Agreement between KWESST Micro Systems Inc. and CounterCrisis Technology, dated July 6, 2022
  Professional Services Agreement among KWESST Inc., DEFSEC Corporation and David Luxton, dated October 1, 2019 (the "Luxton Agreement")
  The Canadian Government Contract
  Placement Agency Agreement
  Securities Purchase Agreement
  Registration Rights Agreement
  Homuth Agreement
  Webster Agreement
  Denis Agreement
  Underwriting Agreement, by and between KWESST Micro Systems Inc. and ThinkEquity LLC, dated April 4, 2024 (the "April 2024 Underwriting Agreement")
  Thales Subcontract
  Placement Agency Agreement, by and between KWESST Micro Systems Inc. and ThinkEquity LLC, dated June 12, 2024 (the "June 2024 Placement Agency Agreement")
  Securities Purchase Agreement, by and between KWESST Micro Systems Inc. and the Purchasers thereto, dated August 9, 2024 (the "August 2024 Securities Purchase Agreement")
  Securities Purchase Agreement, by and between KWESST Micro Systems Inc. and the Purchasers thereto, dated November 12, 2024 (the "November 2024 Securities Purchase Agreement")
  Registration Rights Agreement, by and between KWESST Micro Systems Inc. and the Purchasers thereto, dated November 12, 2024 (the "November 2024 Registration Rights Agreement ")
  Placement Agency Agreement, by and between KWESST Micro Systems Inc. and ThinkEquity LLC, dated November 12, 2024 (the "November 2024 Placement Agency Agreement ")

The terms and conditions of these material contracts are described below.

DEFSEC Purchase Agreement

See Note 4(b) of the audited consolidated financial statements for Fiscal 2024.

GhostStep Technology Purchase Agreement

See Note 4(b) of the audited consolidated financial statements for Fiscal 2021.

GDMS MPSA

On December 1, 2021, we entered into a MPSA with General Dynamic Mission Systems - Canada.

See Item 4.B. - Business Overview - Economic Dependence.

Counter-Crisis Technology Subcontractor Agreement

On July 6, 2022, we entered into a three-year contract with CCT to co-implement a national GSAR Incident Command System for Public Safety Canada, with the OPP as technical advisory stakeholder for this project.

See Item 4.A. - History and Development of the Company - Events in the Development of the Business - Fiscal 2022 Highlights.

Luxton Agreement

See Item 6.B. - Employment and Consulting Agreements - David Luxton.

Canadian Government Contract

On May 2, 2023, we announced that DND awarded a CAD$136 million five-year defense contract to the JV Group (KWESST, Akkodis (MODIS) Canada and Thales Canada). KWESSTs workshare under the joint venture agreement is up to 20% which would represent approximately CAD$27.2M (or an average of CAD$5.4M per year) of the contract. The contract is a professional services agreement whereby KWESST will provide qualified software and sustainment resources engineering (at rates agreed to in the contract) on a task-based (as-and-when requested basis) to develop specialized (Government of Canada owned) software applications for Land C4ISR (Canadian Army) systems.

Placement Agency Agreement, Securities Purchase Agreement, and Registration Rights Agreement

See Item 5.A. - Operating Results - Overview

Homuth Agreement

See Item 6.B. - Employment and Consulting Agreements - Sean Homuth.

Webster Agreement

See Item 6.B. - Employment and Consulting Agreements - Harry Webster.

Denis Agreement

See Item 6.B. - Employment and Consulting Agreements - Kris Denis.

2024 Underwriting Agreement

In connection with the April 2024 Offering, we entered into the April 2024 Underwriting Agreement with ThinkEquity, who acted as sole book-running manager. The gross proceeds from the April 2024 Offering, before deducting the underwriting discount of USD$0.4875 per Common Share (being an aggregate of USD$75,002 or 7.5% of the public offering price of the securities) and estimated offering expenses payable by the Company, were approximately USD$1,000,000. In addition, the Company issued to ThinkEquity as compensation for its services 7,692 Common Share purchase warrants with an exercise price of USD$8.125 per share, pursuant to the April 2024 Underwriting Agreement.

Thales Subcontract

On June 10, 2024, we announced that we were awarded the Thales Subcontract, whereby we will deliver specialized software services for work under the DND Land C4ISR series of contracts to modernize the Canadian Army's capabilities through the Land C4ISR Program.

Under the Thales Subcontract, our maximum workshare is 20% of all task authorizations awarded to Thales Canada under the Land C4ISR Program and is estimated to be valued up to approximately CAD$48 million.

Our work will involve the delivery of software engineering development and sustainment services on an as-and-when need basis as directed by rolling task-authorizations throughout the period of performance. Our workscope will include the following types of software development and sustainment work:

(a) all soldier/dismounted domain battle management application (including Android Tactical Assault Kit (ATAK)) development, integration, and sustainment for soldier/dismounted domain peripherals such as weapons, sensors, and communication systems; and

(b) dynamic call for fires, ballistics calculation, augmented.

The term of the Thales Subcontract will extend through January 14, 2030, with the possibility for three additional awards for option periods of two years each, potentially extending the work through January 14, 2036.

Our work on the program will be directed by Thales Canada through additional work requests ("AWR") in responses to SOW received from the Land C4ISR Program on a rolling as-and-when-needed basis throughout the term of the Thales Subcontract. We will work with Thales Canada to propose the appropriate resources against customer-solicited AWR SOWs. Once approved in the form of task authorizations, we will have the obligation to recruit and apply resources to the projects alongside Thales Canada resources. We will invoice for work within 15 days of its completion and receive payment net sixty (60) days from the actual delivery of the work.

Under the Thales Subcontract, Thales Canada has flowed to us its share of obligations related to industrial and technological benefits ("ITB") and indigenous business. This requires us to execute 100% of the Thales Subcontract value within Canada and flow portions of the contract value into areas such as skills development and training in key technology areas. Under the Thales Subcontract, such ITB obligations attract potential liquidated damages of 20% for any shortfall over the allowable achievement period. Additionally, we are required to achieve not less than 5% of the contract value with Indigenous business.

As is customary with Canadian government contracts, the Thales Subcontract may be suspended or terminated for convenience or default.

June 2024 Placement Agency Agreement

In connection with the June 2024 Offering, we entered into the June 2024 Placement Agency Agreement with ThinkEquity, who acted as sole placement agent. The gross proceeds from the June 2024 Offering, before deducting placement agent fees of USD$0.435 per Common Share (being an aggregate of USD$126,150 or 7.5% of the public offering price of the securities) and estimated offering expenses payable by the Company, were approximately US$1,682,000. In addition, the Company issued to the placement agent as compensation for its services 14,500 Common Share purchase warrants with an exercise price of US$7.25 per share, pursuant to the June 2024 Placement Agency Agreement.

August 2024 Securities Purchase Agreement

In connection with the August 2024 Offering, we entered into the August 2024 Securities Purchase Agreement with certain investors for the purchase and sale of 471,500 Common Shares at a purchase price of USD$2.00 per Common Share. In a concurrent private placement, the Company issued unregistered warrants to purchase up to 471,500 Common Shares at an exercise price of USD$2.50 per share that were immediately exercisable upon issuance and will expire five years following the date of issuance. H.C. Wainwright & Co. acted as the exclusive placement agent for the August 2024 Offering. The gross proceeds to the Company from the offering were approximately USD$943,000 before deducting placement agent fees and other offering expenses payable by the Company.

November 2024 Placement Agency Agreement, November 2024 Securities Purchase Agreement, and November 2024 Registration Rights Agreement

In connection with the November 2024 Offering, we entered into the November 2024 Placement Agency Agreement with ThinkEquity, the 2024 Securities Purchase Agreement, and 2024 Registration Rights Agreement with certain investors, for the purchase of 4,145,200 pre-funded warrants at a price of CAD$0.824 per pre-funded warrant inclusive of the exercise price of CAD$0.001 per Common Share, with each pre-funded warrant being bundled with one Common Share purchase warrant of the Company. The aggregate gross proceeds from the November 2024 Offering were approximately CAD$3.4 million.

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

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

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

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares see "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Passive Foreign Investment Company ("PFIC") Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder's holding period for its Common Shares, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for its most recently completed tax year. Based on current business plans and financial expectations, the Company expects that it likely will not be a PFIC for its current tax year. The Company's PFIC classification for its current or future tax years may depend on, among other things, how quickly the Company may raise cash raised pursuant to recent offerings, the manner in which, and how quickly, the Company utilizes its cash on hand and the cash proceeds received from recent offerings, as well as on changes in the market value of its Common Shares. Whether the Company is a PFIC for any taxable year will also depend on the composition of its income and the composition, nature and value of its assets from time to time (including the value of its goodwill, which may be determined by reference to the value of the Common Shares, which could fluctuate). No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

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

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above Is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Consequences

The following summarizes certain Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) ("Tax Act") and the Canada-U.S. Tax Convention to the holding and disposition of Common Shares.

This summary is restricted to holders of Common Shares each of whom, at all material times for the purposes of the Tax Act and the Canada-U.S. Tax Convention:

(i) are residents solely in the United States for the purposes of the Canada-U.S. Tax Convention and, for greater certainty, are not residents, or deemed to be residents of Canada;

(ii) are entitled to the benefits of the Canada-U.S. Tax Convention and each is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention;

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

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Dividends

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

Dispositions of Common Shares

A U.S. Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share constitutes "taxable Canadian property" to the U.S. Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of the Canada-U.S. Tax Convention.

Provided the Common Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the TSXV), at the time of disposition, such shares generally will not constitute taxable Canadian property of a U.S. Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition of the Common Shares, the following two conditions are met concurrently:

(i) the U.S. Resident Holder, persons with whom the U.S. Resident Holder does not deal at arm's length, or any partnership in which the U.S. Resident Holder or persons with whom the U.S. Resident Holder did not deal at arm's length holds a membership interest directly or indirectly through one or more partnerships, alone or in any combination, owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and

(ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from, or from any combination of, real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act), or options in respect of or interests in, or for civil law a right, in such properties.

Notwithstanding the foregoing, in certain other circumstances, a Common Share may be deemed to be "taxable Canadian property" to a U.S. Resident Holder for purposes of the Tax Act.

A U.S. Resident Holder who disposes or is deemed to dispose of one or more Common Shares that do not constitute taxable Canadian property generally should not thereby incur any liability for tax under the Tax Act in respect of any capital gain arising as a consequence of such disposition.

U.S. Resident Holders who may hold Common Shares that are, or may be, taxable Canadian property should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Canada-U.S. Tax Convention, and compliance procedures under the Tax Act, none of which is described in this summary.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of financial risks arising through the normal course of business, including interest rate risk, foreign currency risk, credit risk, and liquidity risk. Refer to Note 23 of our audited consolidated financial statements for Fiscal 2024 (for the years ended September 30, 2024, 2023 and 2022).

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings and Rule 13a-15(b) of the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our CEO and Interim CFO, the effectiveness of the design and operation of our disclosure controls and procedures ("DC&P") (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as of the end of the period covered and disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including out principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified un the rule and forms of the Canadian Securities Administrators and SEC.

Based upon the evaluation, our CEO and Interim CFO have concluded that our DC&P were effective as of September 30, 2024, at the reasonable assurance level. Our CEO and Interim CFO and the Company’s management have concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, the financial position of the Company as at September 30, 2024 in conformance with IFRS and our external auditors have issued an unqualified option on our consolidated financial statements as of and for the year ended September 30, 2024.

B. Management's Annual Report on Internal Control Over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and as required by Rule 13a-15(f) of the Exchange Act, management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"), The Company's management, including the CEO and Interim CFO, and designed ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

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

Management, under the supervision of the CEO and Interim CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under NI 52-109 in Canada and the Exchange Act in the United States, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.

Management, under the supervision of the CEO and Interim CFO, has assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2024 based on the criteria set forth in the COSO Framework. Based on this assessment, management has concluded that the Company’s ICFR was effective as of September 30, 2024.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

For the year ended September 30, 2024, KWESST is considered an Emerging Growth Company and, thus, is excluded from the audit requirements of Section 404(b) of SOX. Accordingly, the Company's auditors have not issued a report on the effectiveness of Internal Controls over Financial Reporting.

C. Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies.

D. Changes in Internal Controls Over Financial Reporting

In Fiscal 2024, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Paul Mangano and Jennifer Welsh qualify as a financial experts (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) are independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

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

ITEM 16B. CODE OF ETHICS

Effective January 16, 2023, we adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees, including our CEO and Interim CFO, which is a “code of ethics” as defined in section 406(c) of SOX. The Code of Business Conduct and Ethics sets out the fundamental values and standards of behavior that we expect from our directors, officers and employees with respect to all aspects of our business. A copy of the Code of Business Conduct is filed as Exhibit 11.1 to this Annual Report.

If we grant any waiver of the Code of Business Conduct and Ethics, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such waiver on its website to the extent required by, and in accordance with, the rules and regulations of the SEC.

The full text of the Code of Business Conduct and Ethics is also posted on our website at www.kwesst.com and the System for Electronic Document Analysis and Retrieval (SEDAR+) profile at www.sedarplus.ca. The information on or accessible through the website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of the website address in this Annual Report is only for reference.

The Audit Committee is responsible for reviewing and evaluating the Code of Business Conduct and Ethics periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Audit Committee will also assist the Board with the monitoring of compliance with the Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees paid and payable to our external auditors, KPMG LLP (PCAOB ID 85) and MNP (PCAOB ID 1930) during the financial years ended September 30, 2024 and 2023 were as follows:

	2024 Fee Amount ($)	2023 Fee Amount ($)
Audit Fees(1)	$326,350	$406,600
Audit-Related Fees(2)	152,486	40,179
Tax Fees(3)	22,470	56,603
All Other Fees(4)	-	-
Total:	$501,306	$503,382

Notes:

(1)	"Audit fees" include fees rendered by the Company's external auditor for professional services necessary to perform the annual audit, quarterly reviews of the Company's financial statements, services rendered in connection with the filing of prospectuses in the United States and Canada, and review of documents filed with the SEC and consents and other services normally provided in connection with statutory and regulatory filings or engagements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.

(2)	"Audit-related fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not included in the "Audit Fees" category.

(3)	"Tax fees" include fees for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning.

(4)	"All other fees" include fees for products and services provided by the Company's external auditor, other than services reported under the table headings "Audit Fees", "Audit-Related Fees" or "Tax Fees".

Pre-Approval Policies and Procedures

Under its charter, the Audit Committee is required to pre-approve all non-audit services to be performed by the external auditors in relation to us, together with approval of the engagement letter for such non-audit services and estimated fees thereof. The pre-approval process for non-audit services will also involve consideration of the potential impact of such services on the independence of the external auditors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN COMPANY'S CERTIFYING ACCOUNTANT

KPMG, the Company's former independent auditor, resigned effective May 15, 2024. MNP was engaged as the Company's new independent auditor, effective May 22, 2024, until the close of the next annual general meeting.

KPMG's audit report relating to the financial statements of the Company as of and for the fiscal years ended September 30, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG's report on the consolidated financial statements of the Company as of and for the years ended September 30, 2023 and 2022 contained a separate paragraph stating:

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

During KPMG's engagement and up to the interim period before KPMG's resignation, there had been no "disagreements" (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between KPMG and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to such matters in their reports, and there had been no "reportable events" of the type described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the disclosures in this Annual Report to KPMG, requesting that KPMG furnish us with a letter addressed to the SEC stating whether it agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been filed as Exhibit 16.1 to the registration statement of which this Annual Report is a part.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

KWESST has adopted an insider trading policy (the "Insider Trading Policy"), which governs the purchase, sale, and other disposal of the Company's securities by directors, executive officers, and employees. KWESST believes that the Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to KWESST.

A copy of the Insider Trading Policy is contained in KWESST's Information Disclosure Policy, which is filed as Exhibit 11.2 to this Annual Report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

As of the date of the filing of this Annual Report, the Company has information systems in place and has not suffered a "cybersecurity threat" (as defined in Item 106(a) of Regulation S-K) or "cybersecurity incident" (as defined in Item 106(a) of Regulation S-K). Moreover, the Company is aware of the evolution of cybersecurity risks and is taking proactive steps by keeping up to date our information systems and educating our personnel about these risks.

In order to mitigate these risks to a degree, the Company has engaged a third-party IT provider, Better Networks.

The Company has implemented multiple measures to combat and reduce the risk of cybersecurity threats and cybersecurity incidents such as:

  engaged a third-party IT provider;
  developed internal System Use Policy and Information Security Policies reviewed by the Board enhancing security and awareness of potential threats; and
  engaged BDO LLP to assist with improving internal controls, including IT controls.

Governance

The third-party IT provider monitors cybersecurity risks and potential incidents while management periodically reviews the System Use Policy and Information Security policies recommending updates to the policies where needed. Select members of the Company's management, who also receive direct coaching from the third-party IT provider, advise the Board on cybersecurity risk management strategies.

At the time of filing this Annual Report the Company does not have a subcommittee dedicated to cybersecurity. However, as the Company's situation evolves, the Board will consider increased oversight to manage the risks from cybersecurity threats.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 - Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements and schedules appear on pages F-1 through F-53 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board include:

Consolidated Financial Statements of

KWESST MICRO SYSTEMS INC.

Years ended September 30, 2024, 2023, and 2022

(Expressed in Canadian Dollars)

KWESST MICRO SYSTEMS INC.

Table of contents for the years ended September 30, 2024, 2023, and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KWESST Micro Systems Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of KWESST Micro Systems Inc. (the "Company") as at September 30, 2024, and the related consolidated statements of net loss and comprehensive loss, changes in shareholders' equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2024, and the results of its consolidated operations and its consolidated cash flows for the year then ended, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has suffered a net loss and negative operating cash flows, negative working capital and has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ MNP LLP

Chartered Professional Accountants;

Licensed Public Accountants

We have served as the Company's auditor since 2024.

Ottawa, Canada

December 27, 2024

F-1 | Page

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

KWESST Micro Systems Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of KWESST Micro Systems Inc. (the Company) as of September 30, 2023, the related consolidated statements of net loss and comprehensive loss, shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended September 30, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and its financial performances and its cash flows for each of the years in the two-year period ended September 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

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

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We served as the Company’s auditor from 2021 to 2024.

Ottawa, ON
January 17, 2024, except for Note 1(b) as to which the date is October 25, 2024

F-2 | Page

KWESST MICRO SYSTEMS INC.
Consolidated Statements of Financial Position
At September 30, 2024 and 2023

In Canadian dollars	Notes	September 30, 2024	September 30, 2023

ASSETS
Cash and cash equivalents		$256,828	$5,407,009
Restricted short-term investment	12	30,000	30,000
Trade and other receivables	5	567,875	300,269
Inventories	6	533,163	542,388
Prepaid expenses and other		179,051	562,408
Deferred costs	27	275,438	-
Current assets		1,842,355	6,842,074

Property and equipment	7	311,712	417,296
Right-of-use assets	8	230,124	361,036
Deposit		28,806	26,076
Intangible assets	9	3,174,832	4,112,350
Deferred costs		29,319	-
Non-current assets		3,774,793	4,916,758
Total Assets		$5,617,148	$11,758,832

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	10	$1,660,637	$1,649,876
Accrued royalties liability	4(b)	200,000	150,000
Lease obligations	13	147,078	127,116
Contract liabilities	14	120,571	120,970
Warrant liabilities	15	847,295	4,335,673
Current liabilities		2,975,581	6,383,635
Accrued royalties liability	4(b)	1,118,135	1,137,170
Lease obligations	13	155,145	302,407
Non-current liabilities		1,273,280	1,439,577
Total Liabilities		4,248,861	7,823,212

Shareholders' Equity (Deficit)
Share capital	16(a)	37,822,725	33,379,110
Warrants	16(b)	1,084,687	1,042,657
Contributed surplus	16(c)	5,152,753	4,769,115
Accumulated other comprehensive loss		(38,520)	(39,663)
Accumulated deficit		(42,653,358)	(35,215,599)
Total Shareholders' Equity		1,368,287	3,935,620

Total Liabilities and Shareholders' Equity (Deficit)		$5,617,148	$11,758,832

See Note 2(a) Going concern and Note 27 Commitments and contingencies.

See accompanying notes to the consolidated financial statements.

On behalf of the Board of Directors:

(signed) Jennifer Welsh, Director	(signed) David Luxton , Director
F-3 | Page

KWESST MICRO SYSTEMS INC.
Consolidated Statements of Net Loss and Comprehensive Loss
Years ended September 30, 2024, 2023 and 2022

In Canadian dollars	Notes	September 30, 2024	September 30, 2023	September 30, 2022

Revenue	18	$1,504,328	$1,234,450	$721,519
Cost of sales		(1,017,826)	(1,425,828)	(536,735)
Gross profit (loss)		486,502	(191,378)	184,784

Operating expenses
General and administrative		6,269,257	7,244,762	4,915,263
Selling and marketing		1,538,882	3,024,283	3,296,373
Research and development, net		2,477,736	1,644,565	2,064,493
Total operating expenses	19	10,285,875	11,913,610	10,276,129

Operating loss		(9,799,373)	(12,104,988)	(10,091,345)

Other income (expenses)
Share issuance costs	16(a)	(541,566)	(1,985,074)	-
Net finance costs	21	(196,323)	(668,034)	(506,002)
Foreign exchange gain (loss)		59,191	(98,275)	28,780
Change in fair value of warrant liabilities	15	3,047,568	5,841,192	-
Loss on disposal of property and equipment		(7,256)	(291,181)	(1,165)
Total other income (expenses), net		2,361,614	2,798,628	(478,387)

Loss before income taxes		(7,437,759)	(9,306,360)	(10,569,732)

Income tax recovery
Deferred tax recovery	22	-	-	49,442
Net loss		$(7,437,759)	$(9,306,360)	$(10,520,290)

Other comprehensive income:

Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		1,143	61,755	(92,427)
Total comprehensive loss		$(7,436,616)	$(9,244,605)	$(10,612,717)

Net loss per share
Basic and diluted	17	$(8.99)	$(22.80)	$(144.05)

Weighted average number of shares outstanding
Basic and diluted	17	827,135	408,223	73,030

See accompanying notes to the consolidated  financial statements.

F-4 | Page

KWESST MICRO SYSTEMS INC.
Consolidated Statements of Changes in Shareholders' Equity (Deficit)
Years ended September 30, 2024, 2023 and 2022

In Canadian dollars	Notes	Share capital	Contingent shares	Warrants	Contributed surplus	Translation reserve	Deficit	Total Shareholders' Equity (Deficit)
Balance, September 30, 2021		$17,215,068	$-	$1,848,389	$2,458,211	$8,991	$15,388,949	$6,123,728
Shares issued for debt	16(a)	19,000	-	-	-	-	-	19,000
Shares and warrants issued on acquisition	4(a)	377,503	83,319	132,000	-	-	-	592,822
Shares and warrants issued for cash	16(a),(b)	272,000	-	72,000	-	-	-	344,000
Contingent shares converted to common shares	4(a)	83,319	(83,319)	-	-	-	-	-
Warrants exercised	16(b)	277,098	-	(61,173)	-	-	-	215,925
Warrants expired	16(b)	-	-	(31,420)	31,420	-	-	-
Share-based compensation	16(c)	-	-	-	1,960,072	-	-	1,960,072
Shares for vested RSUs and PSUs	16(c)	874,840	-	-	(874,840)	-	-	-
Vested RSUs and PSUs repurchased for withholding taxes	16(c)	-	-	-	(23,533)	-	-	(23,533)
Shares issued for unsecured loans	12	411,692	-	-	-	-	-	411,692
Share offering costs	16(a)	(33,880)	-	-	-	-	-	(33,880)
Other comprehensive loss		-	-	-	-	(92,427)	-	(92,427)
Net loss		-	-	-	-	-	(10,520,290)	(10,520,290)
Balance, September 30, 2022		$19,496,640	$-	$1,959,796	$3,551,330	$(101,418)	$(25,909,239)	$(1,002,891)
Shares issued for public offering	16(a)	16,725,436	-	-	-	-	-	16,725,436
Share offering costs	16(a)	(3,671,791)	-	393,911	125,086	-	-	(3,152,794)
Shares issued for debt	16(a)	233,485	-	-	-	-	-	233,485
Options exercised	16(c)	5,836	-	-	(1,789)	-	-	4,047
Warrants exercised	16(b)	60,000	-	(60,000)	-	-	-	-
Warrants expired	16(b)	-	-	(1,251,050)	1,251,050			-
Share-based compensation	16(c)	-	-	-	373,554	-	-	373,554
Shares for vested RSUs and PSUs	16(c)	529,504	-	-	(529,504)	-	-	-
Vested RSUs and PSUs repurchased for withholding taxes		-	-	-	(612)	-	-	(612)
Other comprehensive income		-	-	-	-	61,755	-	61,755
Net loss		-	-	-	-	-	(9,306,360)	(9,306,360)
Balance, September 30, 2023		$33,379,110	$-	$1,042,657	$4,769,115	$(39,663)	$(35,215,599)	$3,935,620
Shares issued for public offering	16(a)	3,608,154	-	133,907	-	-	-	3,742,061
Share offering costs	16(a)	(935,778)	-	-	-	-	-	(935,778)
Warrants exercised	16(b)	1,771,239	-	-	-	-	-	1,771,239
Warrants expired	16(b)	-	-	(91,877)	91,877	-	-	-
Share-based compensation	16(c)	-	-	-	291,761	-	-	291,761
Other comprehensive income		-	-	-	-	1,143	-	1,143
Net loss		-	-	-	-	-	(7,437,759)	(7,437,759)
Balance, September 30, 2024		$37,822,725	$-	$1,084,687	$5,152,753	$(38,520)	$(42,653,358)	$1,368,287

See accompanying notes to the consolidated financial statements.

F-5 | Page

KWESST MICRO SYSTEMS INC.
Consolidated Statements of Cash Flows
Years ended September 30, 2024, 2023 and 2022

In Canadian dollars	Notes	September 30, 2024	September 30, 2023	September 30, 2022

OPERATING ACTIVITIES
Net loss		$(7,437,759)	$(9,306,360)	$(10,520,290)
Items not affecting cash:
Depreciation and amortization	7, 8, 9 and 20	1,277,911	952,508	326,491
Share-based compensation	16(c)	291,761	373,554	1,960,072
Change in fair value of warrant liabilities (including related foreign exchange gain)	15	(3,047,568)	(5,786,593)	-
Net finance costs	21	196,323	668,034	506,002
Impairment of intangible assets	9	-	1,169,440	-
Loss on disposals		7,256	291,181	1,165
Deferred tax recovery	22	-	-	(49,442)
Changes in non-cash working capital items	24	(343,671)	(2,310,266)	3,639,822
Interest paid		4,997	(130,127)	(120,416)
Cash used in operating activities		(9,060,744)	(14,078,629)	(4,256,596)

INVESTING ACTIVITIES
Additions of property and equipment	7	(101,330)	(176,949)	(187,478)
Investments in intangible assets	9	(9,823)	(1,123,186)	(1,176,664)
Deposit for advanced royalties	4(b)	-	(148,410)	-
Recognition of open orders from acquisition	9	-	7,811	87,802
Cash acquired on acquisition	4	-	-	162,547
Cash flows used in investing activities		(111,153)	(1,440,734)	(1,113,793)

FINANCING ACTIVITIES
Proceeds from U.S. IPO and Canadian Offering, net	16(a)	-	16,346,768	-
Proceeds from the issuance of common shares and warrants	15 and 16(a)	4,965,680	7,357,012	344,000
Payments of share offering costs	16(a)	(747,926)	(542,591)	(33,880)
Proceeds from borrowings	12	-	-	2,543,230
Payments of deferred financing fees	12	-	-	(150,409)
Repayment of borrowings	12	-	(2,333,315)	-
Repayments of lease obligations	13	(197,651)	(75,487)	(42,504)
Proceeds from related party advances	11	-	-	60,000
Repayments to related party advances	11	-	-	(60,000)
Proceeds from exercise of warrants	16(b)	1,613	-	215,925
Proceeds from exercise of stock options		-	4,052	-
Repurchase of vested RSUs and PSUs for withholding taxes		-	(612)	(23,533)
Cash flows provided by financing activities		4,021,716	20,755,827	2,852,829

Net change in cash during the period		(5,150,181)	5,236,464	(2,517,560)
Cash and cash equivalents, beginning of year		5,407,009	170,545	2,688,105

Cash and cash equivalents, end of year		$256,828	$5,407,009	$170,545

Cash and cash equivalents consist of the following:
Cash held in banks		256,828	4,407,009	170,545
Short-term guaranteed investment certificates		-	1,000,000	-
Cash and cash equivalents, end of year		256,828	5,407,009	170,545
See Note 24 Supplemental cash flow information.

See accompanying notes to the consolidated financial statements.

F-6 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

1. Corporate information

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

b) 2024 Reverse Stock Split

In October 2024, KWESST effected a ten for one (10-for-1) reverse stock split of its common stock on October 23, 2024 (the "2024 Reverse Split"). Accordingly, all shareholders of record at the opening of business on October 23, 2024, received one issued and outstanding common share of KWESST in exchange for ten outstanding common shares of KWESST. No fractional shares were issued in connection with the 2024 Reverse Split. All fractional shares created by the 2024 Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.

Effective on the date of the 2024 Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options and warrants were proportionately adjusted to reflect the 2024 Reverse Split. All information respecting outstanding common shares and other securities of KWESST, including net loss per share, in the current and comparative periods presented herein give effect to the 2024 Reverse Split.

c) 2022 Reverse Stock Split

In August 2022, we submitted a Form F-1 Registration Statement to the U.S. Securities and Exchange Commission and applied to have its common shares listed on the Nasdaq.  In connection with KWESST's listing application on Nasdaq, we effected a seventy for one (70-for-1) reverse stock split of its common stock on October 28, 2022 (the "2022 Reverse Split"). Accordingly, all shareholders of record at the opening of business on October 28, 2022, received one issued and outstanding common share of KWESST in exchange for seventy outstanding common shares of KWESST. No fractional shares were issued in connection with the 2022 Reverse Split.  All fractional shares created by the 2022 Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.

Effective on the date of the 2022 Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options were proportionately adjusted to reflect the 2022 Reverse Split. The restricted share units ("RSUs") and performance stock units ("PSUs") have also been adjusted for the 2022 Reverse Split. While the number of warrants has not changed as a result of the Reverse Split, the conversion rate for each warrant was adjusted from one common share to 0.01428571 common share.

F-6 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

2. Basis of preparation

(a) Going concern

These consolidated financial statements have been prepared assuming we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future and can realize our assets and discharge our liabilities and commitments in the normal course of business.

As an early-stage company, we have not yet reached significant revenue levels for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. We have incurred a $7.4 million net loss and negative operating cash flows of approximately $9.1 million for the year ended September 30, 2024 (2023 - $9.3 million net loss and negative operating cash flows of $14.1 million, 2022 - $10.5 million net loss and negative operating cash flows of $4.3 million). At September 30, 2024, we had negative working capital of $1.1 million (2023 - positive working capital of $0.5 million) and $42.7 million in deficit (September 30, 2023 - $35.2 million).

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

  The market acceptance and rate of sales of our product offerings;
  Ability to successfully execute our business plan;
  Ability to raise additional capital at acceptable terms;
  General local and global economic conditions, including the ongoing conflict in Gaza and the global disruption from Russia's invasion of Ukraine.
  Instability in Canada's elected leadership and the threatened tariffs from President Elect Donald Trump.

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

The consolidated financial statements were authorized for issue by the Board of Directors effective on December 27, 2024.

(c) Basis of consolidation

These consolidated financial statements incorporate the financial statements of KWESST and the entities it controls.

F-7 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

Control is achieved where we have the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to us until the date on which control ceases. Profit or loss of subsidiaries acquired during the year are recognized from the date of acquisition or effective date of disposal as applicable. All intercompany transactions and balances have been eliminated.

At September 30, 2024, we have the following wholly owned subsidiaries:

	Location	Equity %
KWESST Inc.	Ottawa, Canada	100%
2720178 Ontario Inc.	Ottawa, Canada	100%
Police Ordnance Company Inc.	Ottawa, Canada	100%
KWESST U.S. Holdings Inc.	Delaware, United States	100%
KWESST Defense Systems U.S. Inc.	North Carolina, United States	100%
KWESST Public Safety Systems U.S. Inc.	North Carolina, United States	100%
KWESST Public Safety Systems Canada Inc.	Ottawa, Canada	100%

(d) Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars ("CAD"), our functional and presentation currency.

While each of the Company's subsidiaries has its own functional currency, the functional currency of the parent company, KWESST Micro Systems Inc., is CAD as this is the currency of the primary economic environment in which the Company operates. Most of the revenues, cost of revenues and operating expenses from significant subsidiaries are denominated in CAD.

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

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements is included in the following notes:

•	Impairment: the Company is required to make a judgment regarding whether indicators of impairment exist at each reporting date by evaluating conditions specific to the organization that may lead to the impairment of assets.

F-8 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

Estimates

Information about assumptions and estimation uncertainties at September 30, 2024, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

•	Note 6 - Inventories: assumptions used in evaluating inventory obsolescence
•	Note 15 - warrant liabilities: whether the valuation assumptions used in the Black Scholes calculations for the warrant liabilities are reasonable;
•
Note 16(c) - share-based compensation: whether the determination of KWESST's stock volatility, forfeiture rate, and expected life are reasonable in light of its limited operating history, all significant inputs in the valuation model to fair value options granted; and

•	Note 18 - Revenue: key assumptions underlying the recognition of revenue based on percentage of completion, including remaining hours and costs to complete.

  3. Material accounting policies

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

Revenue from contracts with customers is recognized, for each performance obligation, either over a period of time or at a point in time, depending on which method reflects the transfer of control of the goods or services underlying the particular obligation to the customer. Contracts based on task oriented, time and materials is measured based on agreed-upon hourly rates, direct labor hours expended and material costs incurred and billed and recognized on a monthly basis. For product sales, revenue is recognized when the Company transfers control of the product to the customer. Control of the product transfers when the customer takes delivery of the product.

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

F-9 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

We account for a contract modification, which consists of a change in the scope or price (or both) of a contract, as a separate contract when the remaining goods or services to be delivered after the modification are distinct from those delivered prior to the modification and the price of the contract increases by an amount of consideration to a price which reflects KWESST's stand-alone selling price of the additional promised goods or services. When the contract modification is not accounted for as a separate contract, we recognize an adjustment to revenue on a cumulative catch-up basis at the date of contract modification.

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

(c) Financial instruments

We recognize a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the instrument.

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

b) Fair value through other comprehensive income ("FVOCI"); or

F-10 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

c) Fair value though profit or loss ("FVTPL").

We determine the classification of our financial assets on the basis of both the business model for managing the financial assets and the contractual cash flows characteristics of the financial asset. Financial assets are not reclassified subsequent to their initial recognition unless we change our business model for managing financial assets.

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows, and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest of the principal amount outstanding. Financial assets classified at amortized cost are measured using the effective interest method. At September 30, 2024, we classified the following as amortized cost:

  Cash and cash equivalents
  Restricted short-term investment
  Trade and other receivables (excluding sales tax recoverable)
  Lease deposit (non-current other asset)

All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. At September 30, 2024, we did not have financial assets classified as FVOCI or FVTPL.

Expected credit losses

We measure a loss allowance based on the lifetime expected credit losses. The Company has applied the simplified method approach to recognize the lifetime expected credit losses that are estimated based on factors such as our past experience of collecting payments, the number of delayed payments in the portfolio past the average credit period, observable changes in national or local economic conditions that correlate with default on receivables, financial difficulty of the borrower, and it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Financial assets are written off when there is no reasonable expectation of recovery.

Financial liabilities

Financial liabilities are recognized at fair value and subsequently classified and measured at amortized cost or fair value though profit or loss ("FVTPL").

We determine the classification of our financial liabilities at initial recognition. We have classified the following as amortized cost:

  Accounts payable and accrued liabilities
  Accrued royalties liability

The warrant liabilities are classified as FVTPL.

Financial liabilities at amortized cost are measured using the effective interest rate method.

De-recognition of financial liabilities

KWESST de-recognizes financial liabilities when its obligations are discharged, cancelled or they expire.

(d) Cash and cash equivalents

Cash and cash equivalents include cash investments in interest-bearing accounts and term deposits which can readily be redeemed for cash without penalty or are issued for terms of three months or less from date of acquisition.
F-11 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

(e) Inventories

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

At the end of each reporting period, we review the carrying amounts of its property and equipment to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets or groups of assets (the "cash-generating unit, or CGU"). If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss. Where an impairment loss subsequently reverses, the carrying amount of the CGU is increased to the revised estimate of its recoverable amount, so long as the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the CGU in prior years.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(g) Leases

At inception of a contract, we assess whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

F-12 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

We recognize a right-of-use asset and a lease liability at the lease commencement date. The lease obligation is measured at the present value of the lease payments that are not paid at the commencement date of the lease, discounted using its incremental borrowing rate at the inception of the lease. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if we are reasonably certain to exercise that option.  In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

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

F-13 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

After initial recognition, intangible assets are measured at cost less any accumulated amortization and impairment losses.  For open customer orders, we reduce the amount when we have delivered under the customer contract, with an offset to accounts receivable (i.e. there is no revenue recognized for acquired open customer orders). Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization begins when the related acquired technology is commercialized.  We anticipate the estimated useful life for the current technology assets to be five years once commercialized.

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

(j) Income taxes

Income tax expense comprises of current income tax expense and deferred income tax expense. Current and deferred income taxes are recognized as an expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction which is recognized in other comprehensive income or directly in shareholder's equity.

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

F-14 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

Deferred income tax

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

Credits claimed in connection with R&D activities are accounted for using the cost reduction method. Under this method, assistance and credits relating to current expenditures, which are primarily salaries and related benefits, are included in the determination of profit or loss as a reduction of the R&D expenses.

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

F-15 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

Equity-settled performance award

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

(m) Equity

Share capital represents the amount received for shares that have been issued less transaction costs directly attributable to the issuance of common shares net of any related income tax benefits.

Valuation of equity instruments

The Company has adopted a residual method with respect to the measurement of common shares and warrants issued as units. Warrants attached to units are valued based on the fair value of the warrants using the Black Scholes option pricing model and the share price at the time of financing, and the difference between the proceeds raised and the value assigned to the warrants is the residual fair value of the shares. The proceeds from the issue of the units are allocated between share capital and warrants. In situations when the warrants are categorized as FVTPL the value associated with the warrants is presented as a liability. If and when the warrants are exercised, the applicable amounts of warrants or liability are transferred to share capital. Any consideration paid on the exercise of the warrants is credited to share capital.

Broker warrants

The Company uses the fair value method based on the Blach-Scholes pricing model to determine the fair value of the warrants issued to brokers and records a debit to share issuance costs with a corresponding credit to warrants. Warrants within equity are included in the warrants outstanding.

(n) Foreign currency

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

(o) Earnings (loss) per share

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

However, the calculation of diluted loss per share excludes the effects of various conversions and exercises of options and warrants that would be anti-dilutive.

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

F-16 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

We accounted for the acquisition of Police Ordinance pursuant to IFRS 3, Business Combinations.

Consideration Transferred:

The purchase consideration comprised of the following:

	Number	Fair Value
Common shares	396	$377,503
Warrants	20,000	$132,000
Contingent shares	87	$83,319
Total fair value purchase consideration		$592,822

The warrants are exercisable at $17.20 each and expired on December 15, 2024. As a result of the 2022 Reverse Split (see Note 1(c)), each warrant converts into 0.01428571 common share or 70 warrants to receive one common share of KWE.

We issued the 87 contingent common shares to the sellers in April 2022 following the fulfillment of the financial milestone as defined in the share purchase agreement.

We have estimated the fair value as follows:

  Common shares: based on KWESST's closing stock price on December 15, 2021.
  Warrants: based on using the Black Scholes option model with the following key inputs: a) exercise price of $17.20, 1/70 of the underlying stock price of $13.60, risk free rate of 1.04%, expected life of three years, and expected volatility of 84.7%.
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

Net Assets Acquired:

The purchase consideration was allocated to Police Ordnance's net assets as follows:

F-17 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)
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

Impact on KWESST's Results of Operations:

The results of operations of Police Ordnance are included in these consolidated statements of net loss and comprehensive loss from December 16, 2021. For the year ended September 30, 2024, Police Ordnance contributed revenue of $466,211 (2023 - $375,758, 2022 - $355,296) and net loss of $219,220 (2023 - $505,733, 2022 - $198,353) to our consolidated results.

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

F-18 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

We accounted for the acquisition of the PARA OPSTM pursuant to IFRS 2, Share-Based Payment.

The purchase consideration consisted of:

  1,428 common shares of KWESST; and
  50,000 warrants to purchase our common shares at $7.00 each per 1/70 of a common share (70 warrants for one common share); 25% vesting on the first anniversary of the closing of the acquisition and 25% per annum thereafter. These warrants will expire on April 29, 2026.

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

The royalty payment obligation of the Purchase Agreement ("Agreement") will expire in 20 years unless terminated earlier under the terms set out in the Agreement.  At our sole discretion, we may terminate this Agreement for convenience, including if market conditions for sales of the PARA OPSTM system become unfavorable subject to 60 day's prior written notice.  Upon termination, we will be fully released and discharged by DEFSEC including the outstanding future royalties and any unvested warrants shall be immediately cancelled.  In return, we will return all intellectual property rights relating to the PARA OPSTM system to DEFSEC.

The purchase price was determined as follows:

	Number	Fair Value
Common shares	1,428	$1,290,000
Warrants	50,000	$425,000
Minimum royalty payments		$1,191,219

Total		$2,906,219

Identifiable intangible assets
Technology asset		$2,906,219

F-19 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

We estimated the fair value as follows:

  Common shares: based on KWESST's closing stock price on April 29, 2021.
  Warrants: based on using the Black Scholes option model with the following key inputs:
    a) exercise price of $7.00, 1/70 of the underlying stock price of $12.90;
    b) risk free rate of 0.48%;
    c) expected life of three years; and
    d) expected volatility of 80%.
  Minimum royalty payments: based on the income approach, specifically discounted cash flows, using a discount rate of 13.7% per annum.

During the year ended September 30, 2024, we recorded $180,965 of accretion cost relating to the discounted minimum royalty payments, which is included in net finance costs in the consolidated statements of net loss and comprehensive loss (2023 - 170,373, 2022 - $159,451). As at September 30, 2024, $1,318,135 of accrued royalties liability was outstanding (2023 - $1,287,170, 2022 - $1,265,207).

5. Trade and other receivables

The following table presents a breakdown of our trade and other receivables:

	September 30, 2024	September 30, 2023

Trade receivables	$455,049	$68,530
Unbilled revenue	42,248	5,211
Sales tax recoverable	70,578	226,528
Total	$567,875	$300,269

There was no impairment of trade and other receivables during the year ended September 30, 2024 (2023 - $nil).

The following table presents changes in unbilled receivables:

	September 30, 2024	September 30, 2023

Balance, beginning of year	$5,211	$8,881
Revenue billed during the year	(5,211)	(3,670)
Revenue in excess of billings, net of amounts transferred to trade receivables	42,248	-
Balance, end of year	$42,248	$5,211
Current	$42,248	$5,211
Non-current	$-	$-

6.     Inventories

The following table presents a breakdown of our inventories:

F-20 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)
	September 30, 2024	September 30, 2023

Finished goods	$55,754	$62,730
Work-in-progress	417,890	116,435
Raw materials	59,519	363,223
Total	$533,163	$542,388

In Fiscal 2024, a total of $139,813 (2023 - $528,890) of inventories was included in profit or loss as an expense as part of cost of sales.

The Company identified inventory items that were obsolete, no longer in use, or otherwise non-viable for production purposes. These items were specifically considered impaired and subsequently written off to reflect their reduced value. $113,283 of inventory was written off during the year ended September 30, 2024 (2023 - $nil).

7. Property and equipment

The following is a summary of changes in our property and equipment:

Cost	Computer equipment	Computer software	Office furniture and equipment	LRIP equipment(1)	R&D equipment	Leasehold improvements	Sales demo equipment	Total
Balance at September 30, 2022	$106,806	$5,129	$100,933	$77,559	$239,804	$137,037	550,086	$1,217,354
Additions	37,047	-	8,645	20,099	-	2,680	108,478	176,949
Disposals	-	-	-	-	-	(7,925)	(549,330)	(557,255)
Balance at September 30, 2023	$143,853	$5,129	$109,578	$97,658	$239,804	$131,792	109,234	$837,048
Additions	46,254	-	14,000	41,076	-	-	-	101,330
Disposals	(1,799)	-	(8,645)	-	(26,387)	-	-	(36,831)
Balance at September 30, 2024	$188,308	$5,129	$114,933	$138,734	$213,417	$131,792	$109,234	$901,547

Cost	Computer equipment	Computer software	Office furniture and equipment	LRIP equipment(1)	R&D equipment	Leasehold improvements	Sales demo equipment	Total
Balance at September 30, 2022	$42,525	$1,254	$59,431	$7,002	$84,506	$44,449	145,706	$384,873
Depreciation	34,937	1,710	20,753	18,749	50,618	21,141	153,045	300,953
Disposals	-	-	-	-	-	(7,925)	(258,149)	(266,074)

Balance at September 30, 2023	$77,462	$2,964	$80,184	$25,751	$135,124	$57,665	40,602	$419,752
Depreciation	37,788	1,710	15,342	36,760	32,289	21,371	54,398	199,658
Disposals	(1,799)	-	(8,645)	-	(19,131)	-	-	(29,575)
Balance at September 30, 2024	$113,451	$4,674	$86,881	$62,511	$148,282	$79,036	$95,000	$589,835

Carrying value at September 30, 2023	$66,391	$2,165	$29,394	$71,907	$104,680	$74,127	$68,632	$417,296
Carrying value at September 30, 2024	$74,857	$455	$28,052	$76,223	$65,135	$52,756	$14,234	$311,712

(1) Low-rate initial production equipment ("LRIP") includes moulds for developing PARA OPSTM device samples.

8. Right-of-use assets

The following table presents our right-of-use assets:

F-21 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)
Offices
Balance at September 30, 2022	$208,131
Additions	228,020
Depreciation	(75,115)
Balance at September 30, 2023	$361,036
Additions	-
Depreciation	(130,912)
Balance at September 30, 2024	$230,124

In connection with our current lease, we made a total deposit of $33,726 to be released only at the end of these leases. This was initially recorded at fair value, discounted using the implied interest rate in the lease. At September 30, 2024, $28,806 (2023 - $26,076, 2022 - $23,604) was the carrying value and reported as non-current deposit in the consolidated statements of financial position.

9. Intangible assets

The following table shows a breakdown of our intangible assets:

Cost	PhantomTM System	PARA OPSTM System	PARA OPSTM Patent	ARWENTM Tradename	Customer Relationships	Purchase Orders	Total
Balance at September 30, 2022	$1,149,585	$3,469,215	$28,783	$37,032	$46,041	$12,198	$4,742,854
Additions	19,855	1,091,819	11,512	-	-	-	1,123,186
Impairment charge	(1,169,440)	-	-	-	-	-	(1,169,440)
Amortization	-	(562,639)	-	(8,800)	(5,000)	-	(576,439)
Recognition of open orders	-	-	-	-	-	(7,811)	(7,811)
Balance at September 30, 2023	$-	$3,998,395	$40,295	$28,232	$41,041	$4,387	$4,112,350
Additions	-	9,823	-	-	-	-	9,823
Impairment charge	-	-	-	-	-	-	-
Amortization	-	(933,541)	-	(8,800)	(5,000)	-	(947,341)
Balance at September 30, 2024	$-	$3,074,677	$40,295	$19,432	$36,041	$4,387	$3,174,832

The balance at September 30, 2024 for PARA OPSTM represents the acquired technology asset (i.e. intellectual properties), coupled with additional capitalized development costs. As it is available for its intended use, amortization charge was recorded for the year ended September 30, 2024 of $933,541 (2023 - $562,639, 2022 - $nil).

PARA OPSTM was tested for indicators of impairment at September 30, 2024 as it was available for use. The Company determined that there were no indicators of impairment and therefore did not test for impairment.  In fiscal 2023, the Company began amortizing the system then stopped as further development was done on the products. As a result, the Company was required to test for impairment in fiscal 2023. The key assumptions used in determining the recoverable amount was that commercialization was reached in fiscal 2024 and that market penetration would be achieved at prices that would be accepted by the marketplace in fiscal 2025.

During the fourth quarter of 2023, the Company determined that the Phantom System was impaired and the asset was written off. The required investment to advance the system to commercialization is considered to be too high and the technology is no longer viable for the Company's operations. The carrying amount of the Phantom System at the beginning of the fiscal year 2023 was $1,149,585 and additions of $19,855 were made in the fiscal year 2023. The entire carrying amount of $1,169,440 was written off as an impairment to intangible assets included in the general and administrative expenses in the Consolidated Statement of Net Loss and Comprehensive Loss for the fiscal year 2023. This has resulted in an expense in the consolidated statement of net loss.

In connection with Police Ordnance Acquisition in 2021 (see Note 4(a)), we have recorded the following intangible assets at fair value: ARWENTM tradename, customer relationships and open purchase orders. During the year ended September 30, 2024, we did not deliver on open purchase orders (2023 - $7,811, 2022 - $87,802).  Management has estimated the useful lives of tradename and customer relationships of five and ten years, respectively.
F-22 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

10. Accounts payable and accrued liabilities

The following table presents a breakdown of our accounts payable and accrued liabilities:

	September 30, 2024	September 30, 2023

Trade payable	$881,835	$367,128
Accrued liabilities	610,558	1,189,678
Salary and vacation payable	168,244	93,070
Total	$1,660,637	$1,649,876

11.    Related party transactions

Key management personnel compensation

Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of KWESST directly or indirectly, including any of our directors (executive and non-executive).

Key management personnel compensation comprised the following:

	Year ended September 30, 2024	Year ended September 30, 2023	Year ended September 30, 2022
Wages and benefits	$907,288	$505,026	$641,338
Consulting fees	397,500	628,264	529,529
Directors compensation	228,387	130,000	70,000
Share-based compensation	126,314	167,027	860,400
Total	$1,659,489	$1,430,317	$2,101,267

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

Other related party transactions:

  In March 2022, two directors, the Executive Chairman, and the CFO of KWESST participated in the March 2022 Loans for an aggregate amount of $74,000 and received a total of 52 bonus common shares (see Note 12).
  In July 2022, one director, the Executive Chairman, and the CFO of KWESST participated in the July 2022 Offering (see Note 16(a)); collectively, they purchased 581 Units for a total consideration of $87,500.  This transaction was recorded at fair value.
  In August 2022, our Executive Chairman and CFO advanced a total of $60,000 to KWESST for employee payroll purposes.  This advance was repaid on August 30, 2022.
F-23 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

At September 30, 2024 there was $471,465 (2023 - $216,730) outstanding amount in accounts payable and accrued liabilities due to our officers and directors for unpaid wages, director fees and expense reimbursements.

12. Borrowings

	CEBA Term Loans	March 2022 Loans	August 2022 Loans	Total Borrowings
Balance, September 30, 2022	$78,796	$1,764,630	$435,348	$2,278,774
Accrued interest and accretion expense	11,204	274,887	179,096	465,187
Interest paid	-	(39,517)	(63,661)	(103,178)
Repayment of principal	(70,000)	(1,988,000)	(275,315)	(2,333,315)
Settled in equity	-	(12,000)	(275,468)	(287,468)
Forgivable amount	(20,000)	-	-	(20,000)
Balance, September 30, 2023	$-	$-	$-	$-
Balance, September 30, 2024	$-	$-	$-	$-

August 2022 Loans

On August 25, 2022, we closed two unsecured loans in the amount of USD$200,000 per loan with a third-party lender ("Lender") for an aggregate amount of USD$400,000 (the "August 2022 Loans").

The August 2022 Loans bear interest at a rate of 6.0% per annum, compounded monthly and not in advance, and have a maturity of twelve months, with KWESST having the option to repay the whole or any part of the August 2022 Loans, without penalty or premium, at any time prior to the close of business on the maturity date. On repayment of the August 2022 Loans, we will pay 110% of the principal amount plus accrued interest on the August 2022 Loans. As part of the terms of one of the August 2022 Loans, we issued an aggregate of 423 common shares to the Lender (the "Bonus Shares"), being an amount equal to twenty percent (20%) of USD$200,000, converted to CAD$ at an exchange rate of $1.2983, divided by the market price of our common shares on the TSX-V at market close on August 24, 2022, being $122.50. The Bonus Shares were issued in accordance with applicable prospectus exemptions under Canadian securities laws.

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

Concurrently with the closing of the August 2022 Loans, our Executive Chairman and President and Chief Executive Officer (the "KWESST Principals") entered into call option agreements with the Lender whereby the Lender will have the option, pursuant to the terms and conditions of the call option agreements, to purchase 1,059 common shares held by the KWESST Principals at a price of $122.50 for a period of five years.  Additional free-trading common shares may be offered by the KWESST Principals to the Lender should we elect to proceed with a share-for-debt transaction in connection with one of the Loans. KWESST is not a party to the call option agreements.

In connection with the August 2022 Loans, we paid a cash finder's fee to a third-party intermediary in the amount of USD$32,000.

F-24 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

March 2022 Loans

On March 11, 2022, we closed an unsecured loan financing with various lenders in an aggregate amount of $1,800,000 and an additional $200,000 on March 15, 2022, for a total of $2,000,000 (the "March 2022 Loans"). Certain directors and officers participated in this financing for an aggregate amount of $74,000. The March 2022 Loans bear interest at a rate of 9.0% per annum, compounded monthly and not in advance, and have a maturity of thirteen months, with KWESST having the option to repay the whole or any part of the March 2022 Loans, without penalty or premium, at any time prior to the close of business on the maturity date. The principal amount is due only at maturity.  As part of the terms of the March 2022 Loans, we issued an aggregate of 1,428 bonus common shares to the lenders.

As a result of issuing common shares and debt for a total combined cash consideration of $2,000,000, we allocated the gross proceeds to these two financial instruments based on their relative fair value.  To measure the fair value of the March 2022 Loans, we used the income approach and estimated a market discount rate of 22% to discount the future cash flows of the March 2022 Loans resulting in an estimated fair value of $1,634,112.  Accordingly, we allocated $1,634,112 of the $2,000,000 to March 2022 Loans and $365,888 to share capital for the bonus common shares issued (see Note 16(a)).

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

F-25 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

13. Lease obligation

We have entered into long-term office lease contracts which expire on April 30, 2026, May 31, 2026, and October 31, 2026, respectively. The office leases include the right to renew for an additional term following its expiry. Management has not included the renewal option because it was deemed too uncertain whether we would renew at September 30, 2024.

Under the current office lease agreements, we have benefited from the following lease inducements:

  Free rent from inception March 1, 2020 to November 1, 2020;
  Free rent from November 1, 2021, to March 1, 2022; and
  Free rent from August 1, 2023, to October 31, 2023.

The following table presents the movement in our lease obligation for the respective periods:

	Offices	Current Portion	Non-current portion
Balance at September 30, 2022	$275,621	$69,150	$206,471
Additions	228,020	-	-
Lease payments (including interest)	(111,903)	-	-
Interest expense	37,785	-	-
Balance at September 30, 2023	$429,523	$127,116	$302,407
Additions	-	-	-
Lease payments (including interest)	(197,651)	-	-
Interest expense	70,351	-	-
Balance at September 30, 2024	$302,223	$147,078	$155,145

The following table presents the contractual undiscounted cash flows for the lease obligations:

	September 30, 2024	September 30, 2023
Less than one year	$206,828	$197,367
One to five years	154,445	361,388
Total	$361,272	$558,755

14. Contract Liabilities

The following table presents the changes in contract liabilities:

	September 30, 2024	September 30, 2023

Balance, beginning of fiscal year	$120,970	$47,271
Amounts invoiced and revenue deferred	108,573	120,970
Recognition of deferred revenue included in the balance at the beginning of period	(108,972)	(47,271)
Balance, end of fiscal year	$120,571	$120,970

15. Warrant liabilities

The following table shows a breakdown and balance of warrant liabilities at September 30, 2024:

F-26 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)
	U.S. IPO and Canadian Offering			Private Placement		Debt Settlement	Public Offering	Direct Offering
	2022 Warrants	Over-allotment Pre-Funded Warrants	Over-allotment Warrants	2023 Warrants	Pre-Funded Warrants	Warrants	Pre-Funded Warrants	Warrants	Total
Balance, beginning of period	$1,042,538	$414,334	$121,173	$798,573	$1,940,914	$18,141	$-	$-	$4,335,673
Initial recognition	-	-	-	-	-	-	708,054	647,039	1,355,093
Exercised	-	(119,257)	-	-	(829,720)	-	(820,649)	-	(1,769,626)
(Gain) Loss on revaluation of financial instruments	(973,396)	(295,186)	(113,022)	(728,282)	(1,069,466)	(16,996)	104,227	44,553	(3,047,568)
Exchange (gain) loss on revaluation	(3,377)	109	(507)	(9,918)	(10,390)	-	8,368	(10,562)	(26,277)
Balance, end of period	$65,765	$-	$7,644	$60,373	$31,338	$1,145	$-	$681,030	$847,295

Number of outstanding securities as at September 30, 2024	322,639	-	37,500	154,219	15,173	5,614	-	471,500	1,006,645

The following table shows a breakdown and balance of warrant liabilities at September 30, 2023:

	U.S. IPO and Canadian Offering			Private Placement		Debt Settlement
	2022 Warrants	Over-allotment Pre-Funded Warrants	Over-allotment Warrants	2023 Warrants	Pre-Funded Warrants	Warrants	Total
Balance, beginning of period	$-	$-	$-	$-	$-	$-	$-
Initial recognition	4,617,451	832,698	536,681	1,528,160	2,778,534	80,617	10,374,141
(Gain) Loss on revaluation of financial instruments	(3,553,175)	(415,996)	(412,247)	(765,212)	(883,961)	(62,476)	(6,093,067)
Exchange gain on revaluation	(21,738)	(2,368)	(3,261)	35,625	46,341	-	54,599

Balance, end of period	$1,042,538	$414,334	$121,173	$798,573	$1,940,914	$18,141	$4,335,673
Number of outsanding securities as at September 30, 2023	322,639	19,900	37,500	154,219	93,054	5,614	632,926

U.S. IPO and Canadian Offering

On December 9, 2022, we closed an underwritten U.S. public offering (the "U.S. IPO") and an underwritten Canadian offering (the "Canadian Offering") for aggregate gross proceeds of CAD$19.4 million (US$14.1 million) (see Note 16(a)). As part of the U.S. IPO and Canadian Offering, we have issued 322,639 warrants (the "2022 Warrants") with an exercise price of US$50.00 per share.  Additionally, the U.S. underwriter exercised its over-allotment option to purchase:

  19,900 Pre-Funded Warrants with an exercise price of US$0.10 per share for $38.10 per pre-funded warrant (net of underwriter discount); and
  37,500 warrants with exercise price of US$50.00 per share for $0.001 per warrant.

Refer to Note 16(a) for further information on the U.S. IPO and Canadian Offering.

In accordance with IFRS, the above securities are classified as financial liabilities (referred herein as "warrant liabilities") because the exercise price is denominated in U.S. dollars, which is different to our functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL (see Note 3(c)). Gains on revaluation of the warrant liabilities are presented in Other income (expenses) on the consolidated statements of net loss and comprehensive loss.

Warrant liabilities

While the warrants issued in the U.S. IPO were listed on Nasdaq and closed at US$9.00 per warrant on December 9, 2022, management concluded that this closing price was not reflective of an active market due to short trading window and therefore not representative of fair value. Accordingly, at inception, the 2022 Warrants were measured at fair value using the Black Scholes option pricing model (Level 2). We used the following assumptions:

F-27 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)
	2022 Warrants (1)	Over-allotment Pre-Funded Warrants (2)	Over-allotment Warrants (3)
Number of dilutive securities	328,253	19,900	37,500
Exercise price (in USD)	$50.00	$0.10
Share price (in USD)	$41.30	$30.80
Expected life	2.50
Dividend	$-
Volatility	75%
Risk free rate	4.20%
Exchange rate (USD/CAD)	$1.363
Fair value per warrant (CAD)	$14.31	$41.84	$14.31

(1) Includes debt settlement warrants.

(2) Fair value is measured at the underlying common share closing price on Nasdaq on December 9, 2022, less US$0.10 exercise price.

(3) Same fair value as calculated for Warrants.

The share price (in USD) for the over-allotment pre-funded warrants was based on the estimated fair value of the common shares issued on December 9, 2022, by deducting the fair value of the warrants of US$10.50 from the US$41.30 Unit price and the exercise price of US$0.10 (see Note 16(a)).

Based on the above fair value, the issuance of the over-allotment pre-funded warrants and warrants to the underwriter resulted in a non-cash charge of $251,877, which is included in the change in fair value of warrant liabilities in the consolidated statements of net loss and comprehensive loss.

During fiscal year 2024, the 19,900 pre-funded warrants were fully exercised at a weighted average price of US$0.10 (2023 – nil).

At September 30, 2024, we remeasured the fair value of these warrants using the following assumptions:

	2022 Warrants (1)	Over-allotment Pre-Funded Warrants	Over-allotment Warrants (1)
Number of securities	328,253	-	37,500
Nasdaq closing price (in USD)	$0.151	$-	$0.151
Exchange rate (USD/CAD)	$1.3499	$-	$1.3499
Fair value per warrant (CAD)	$0.20	$-	$0.20

(1) Fair value is based on the Nasdaq closing pricing on September 30, 2024, for the warrants.

At September 30, 2023, we remeasured the fair value of these warrants using the following assumptions:

	2022 Warrants (1)(2)	Over-allotment Pre-Funded Warrants	Over-allotment Warrants (1)
Number of securities	328,253	19,900	37,500
Nasdaq closing price (in USD)	$2.39	$15.50	$2.39
Exchange rate (USD/CAD)	$1.3520	$1.3520	$1.3520
Fair value per warrant (CAD)	$3.23	$20.94	$3.23

(1) Fair value is based on the Nasdaq closing pricing on September 30, 2023, for the warrants.

(2) Includes debt settlement warrants.

(3) Fair value is measured at the Nasdaq closing price on September 30, 2023, for the underlying common stock less US$0.10 exercise price.

We recognized a gain of $1,381,604 (excludes the December 2022 Debt Settlement fair value described below) in fair value of warrant liabilities during the year ended September 30, 2024, which was reported in the consolidated statements of net loss and comprehensive loss.

December 2022 Debt Settlement

On December 13, 2022, we entered into share for debt arrangements with existing lenders (see Note 16(a)), which resulted in issuing 5,614 Units, same terms as the Units as issued in the Canadian Offering except that the underlying securities are subject to a four-month hold period. Accordingly, this resulted in issuing 5,614 common shares and 5,614 warrant liabilities with an exercise price of US$50.00 per share and maturing on December 13, 2027. We initially recorded the fair value of the warrant liabilities using the Black Scholes option pricing model with an underlying stock price equivalent to the unit price of US$41.30.

F-28 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

At September 30, 2024, we remeasured the fair value of these warrant liabilities using the Nasdaq closing price on September 30, 2024, of US$0.151. The remeasurement resulted in a change in fair value of warrant liabilities $16,996 for the year ended September 30, 2024 (2023 - $62,476), which was reported in the consolidated statements of net loss and comprehensive loss.

Private Placement (July 2023)

On July 21, 2023, we closed an underwritten U.S. private placement for gross proceeds of CAD$7.4 million (US$5.59 million) (see Note 16(a)). As part of the private placement, we have issued 154,219 warrants (the "2023 Warrants") with an exercise price of US$26.60 per share. Additionally, 93,054 pre-funded Warrants with an exercise price of US$0.01 per share for US$22.59 per pre-funded warrant were issued.

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

Warrant liabilities

The 2023 warrants issued in the private placement were not listed on Nasdaq and does not represent an active market Level 1 input. Accordingly, at inception, the 2023 Warrants were measured at fair value using the Black Scholes option pricing model (Level 2). We used the following assumptions:

	2023 Warrants	Pre-Funded Warrants (1)
Number of dilutive securities	154,219	93,054
Exercise price (in USD)	$26.60	$0.010
Share price (in USD)	$20.80	$20.80
Expected life	2.50
Dividend	$-
Volatility	67%
Risk free rate	4.44%
Exchange rate (USD/CAD)	$1.321	$1.321

Fair value per warrant (CAD)	$9.91	$19.82

(1) Fair value is measured at the underlying common share closing price on Nasdaq on July 21, 2023, less US$0.01 exercise price.

The share price (in USD) for the pre-funded warrants was based on the estimated fair value of the common shares issued on July 21, 2023, by deducting the fair value of the warrants of US$7.50 from the US$22.60 Unit price and the exercise price of US$0.01 (see Note 16(a)).

During fiscal year 2024, 77,881 of the 93,054 pre-funded warrants were exercised at a weighted average price of US$0.01 (2023 – nil).

At September 30, 2024, we remeasured the fair value of these warrants using the following assumptions:

F-29 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)
	2023 Warrants (1)	Pre-Funded Warrants (2)
Number of securities	154,219	15,173
Exercise price (in USD)	$26.60	$0.01
Nasdaq closing price (in USD)	$-	$1.540
Black Scholes fair value (in USD)	$0.29	$-
Volatility	98%	$-
Risk free rate	3.03%	$-
Exchange rate (USD/CAD)	$1.3499	$1.3499
Fair value per warrant (CAD)	$0.39	$2.07

(1) Fair value is based on the Black Scholes model on September 30, 2024, for the warrants.

(2) Fair value is measured at the Nasdaq closing price on September 30, 2024, for the underlying common stock less US$0.10 exercise price.

At September 30, 2023, we remeasured the fair value of these warrants using the following assumptions:

	2023 Warrants (1)	Pre-Funded Warrants (2)
Number of securities	154,219	93,054
Exercise price (in USD)	$26.60	$0.01
Nasdaq closing price (in USD)	$-	$15.50
Black Scholes fair value (in USD)	$3.83	$-
Exchange rate (USD/CAD)	$1.3520	$1.3520
Fair value per warrant (CAD)	$5.18	$20.82

(1) Fair value is based on the Black Scholes model on September 30, 2023, for the warrants.

(2) Fair value is measured at the Nasdaq closing price on September 30, 2023, for the underlying common stock less US$0.01 exercise price.

We recognized a gain of $1,797,748 in fair value of warrant liabilities during the year ended September 30, 2024, which was reported in the consolidated statements of net loss and comprehensive loss.

US Public Offering (April 2024)

On April 9, 2024, we closed an underwritten U.S. public offering for gross proceeds of CAD$1.4 million (US$1 million) (see Note 16(a)). In this offering, 80,350 pre-funded Warrants with an exercise price of US$0.01 per share for US$6.49 per pre-funded warrant were issued.

Refer to Note 16(a) for further information on the offering.

Under IFRS, the above securities are classified as financial liabilities (referred herein as "warrant liabilities") because the exercise price is denominated in U.S. dollars, which is different to our functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL. Gains on revaluation of the warrant liabilities are presented in other income (expenses) on the consolidated statements of net loss and comprehensive loss.

Warrant liabilities

All 80,350 warrants were subsequently exercised at a weighted average exercise price of US$0.01 and we recognized a loss of $104,227 in fair value of warrant liabilities during the year ended September 30, 2024, which was reported in the consolidated statements of net loss and comprehensive loss.

US Registered Direct Offering (August 2024)

On August 13, 2024, we closed a direct offering for the purchase and sale of 471,500 common shares at a purchase price of US$2.00 per common share for gross proceeds of CAD$1.3 million (US$0.9 million) (see Note 16(a)). In a concurrent private placement, we issued unregistered warrants to purchase up to 471,500 common shares at an exercise price of US$2.50. This was a unit offering consisting of a share and a warrant. The fair value of the warrants attached to the units are valued based on the Black-Scholes model and the difference between the proceeds raised and the value assigned to the warrants is the residual fair value of the shares.

Refer to Note 16(a) for further information on the offering.

Under IFRS, the above securities are classified as financial liabilities (referred herein as "warrant liabilities") because the exercise price is denominated in U.S. dollars, which is different to our functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL. Gains on revaluation of the warrant liabilities are presented in other income (expenses) on the consolidated statements of net loss and comprehensive loss.

F-30 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

Warrant liabilities

At September 30, 2024, we remeasured the fair value of these warrants using the following assumptions:

2024 Warrants (1)
Number of securities	471,500
Exercise price (in USD)	$2.50
Nasdaq closing price (in USD)	$-
Black Scholes fair value (in USD)	$1.07
Volatility	102%
Risk free rate	3.03%
Exchange rate (USD/CAD)	$1.3499
Fair value per warrant (CAD)	$1.44

(1) Fair value is based on the Black Scholes model on September 30, 2024, for the warrants.

16. Share capital and Contributed Surplus

As disclosed in Note 1(b) and Note 1(c), the Reverse Splits have been applied retrospectively herein.

a) Share capital

Authorized

KWESST is authorized to issue an unlimited number of common shares.

Issued Common Shares

	September 30, 2024		September 30, 2023		September 30, 2022
	Number	Amount	Number	Amount	Number	Amount
Balance, beginning of year	561,673	$33,379,110	77,319	$19,496,640	69,951	$17,215,068
Issued for U.S. IPO and Canadian Offering	-	$-	322,639	$13,675,120	-	$-
Issued in private placement	-	$-	154,219	$3,050,316	2,285	$272,000
Issued for debt settlements	4,670	$97,615	5,614	$233,485	14	$19,000
Issued for U.S. public offerings	835,000	$3,608,154	-	$-	-	$-
Issued for conversion of share units	-	$-	1,413	$529,504	834	$874,840
Issued for exercise of warrants	177,831	$1,771,239	357	$60,000	1,900	$277,098
Issued for exercise of stock options	-	$-	112	$5,836	-	$-
Issued for bonus shares relating to borrowings (Note 12)	-	$-	-	$-	1,852	$411,692
Issued for acquisition (Note 4(a))	-	$-	-	$-	396	$377,503
Issued for conversion of contingent shares (Note 4(a))	-	$-	-	$-	87	$83,319
Less: share offering costs for the year	-	$(1,033,393)	-	$(3,671,791)	-	$(33,880)
Balance, end of year	1,579,174	$37,822,725	561,673	$33,379,110	77,319	$19,496,640

F-31 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

2024 Activities

Debt Settlement (January 2024)

On January 10, 2024, we issued 4,670 common shares in a settlement of debt in an amount of approximately $97,615. The debt resulted from a tail obligation relating to services rendered by a third-party consultant, which the Company has elected to pay in common shares. The common shares issued pursuant to the Debt Settlement (signed October 31, 2023) are subject to a four-month hold period pursuant to applicable securities legislation and the policies of the TSX Venture Exchange.

US Public Offering (April 2024)

On April 9, 2024, we closed a brokered US public offering, resulting in the issuance of 73,500 common shares of KWESST, for aggregate gross proceeds of $1.4M (US$1.0M) (the “April 2024 Public Offering”).

As a part of the April 2024 Public Offering, the Company issued 73,500 common shares and 80,350 pre-funded warrants with an exercise price of $0.01 ("Pre-funded Warrants") at a public offering price of $8.80 (US$6.50) per share and $8.81 (US$6.49) per Pre-funded Warrant, less the underwriting discount.

Brokers' Compensation and Share Offering Costs

ThinkEquity acted as sole book-running manager for the April 2024 Public Offering. As compensation for services rendered, the placement agent fees represent $0.4875 per unit (being an aggregate of $101,838 (US$75,002) or 7.5% of the public offering price of the securities). In addition, the Company issued 7,692 warrants to purchase a number of common shares (the "Placement Agent Warrants"), representing 5% of the common shares and Pre-Funded Warrants sold in the April 2024 Public Offering. The Placement Agent Warrants will be exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing date of the April 2024 Public Offering at an initial exercise price of $11.032 (US$8.125) per common share. The share offering costs related to the April 2024 Public Offering that was recognized in the consolidated financial statements of net loss and comprehensive loss was $339,324 and recognized in equity was $269,400.

The fair value of the broker compensation warrants at the closing of the April 2024 Public Offering was $43,868, calculated using the Black Scholes model, and total share offering costs were $608,724.

Initial Recognition
Number of Warrants	7,692
Stock price (in USD)	$7.45
Exercise price (in USD)	$8.12
Black Scholes fair value (in USD)	$4.20
Volatility	66%
Dividend Yield	Nil
Risk-free interest rate	3.86%
Expected life	5
Exchange rate (USD/CAD)	1.3578

Weighted average fair value per warrant (CAD)	$5.70

US Public Offering (June 2024)

On June 14, 2024, we closed a brokered US public offering, resulting in the issuance of 290,000 common shares of KWESST, for aggregate gross proceeds of approximately $2.3M (US$1.7M) (the “June 2024 Public Offering”).

As a part of the June 2024 Public Offering, the Company issued 290,000 common shares at a public offering price of $8.00 (US$5.80) per share, less the placement agent fees.

Brokers' Compensation and Share Offering Costs

ThinkEquity acted as sole book-running manager for the June 2024 Public Offering. As compensation for services rendered, the placement agent fees represent $0.435 per common share (being an aggregate of $173,469 (US$126,150) or 7.5% of the public offering price of the securities). In addition, the Company issued to the placement agent 14,500 common share purchase warrants with an exercise price of $10.00 (US$7.25) per common share, exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing date of the June 2024 Public Offering. All of the share offering costs related to the June 2024 Public Offering were recognized in equity.

The fair value of the broker compensation warrants at the closing of the June 2024 Public Offering was $61,213, calculated using the Black Scholes model, and total share offering costs were $384,509.

F-32 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)
Initial Recognition
Number of Warrants	14,500
Stock price (in USD)	$5.77
Exercise price (in USD)	$7.25
Black Scholes fair value (in USD)	$3.07
Volatility	66%
Dividend Yield	Nil
Risk-free interest rate	3.86%
Expected life	5
Exchange rate (USD/CAD)	1.3751

Weighted average fair value per warrant (CAD)	$4.22

US Registered Direct Offering (August 2024)

On August 13, 2024, we closed a registered direct offering for the purchase and sale of 471,500 common shares at a purchase price of $2.74 (US$2.00) per common share for gross proceeds of $1.4M (US$0.9M) (the “August 2024 Offering”). In a concurrent private placement, the Company issued unregistered warrants to purchase up to 471,500 common shares at an exercise price of $3.43 (US$2.50) per share that are immediately exercisable upon issuance and will expire five years following the date of issuance.

Brokers' Compensation and Share Offering Costs

H.C. Wainwright & Co. acted as the exclusive placement agent for the August 2024 Offering. As compensation for services rendered, the placement agent fees were US$70,725 or 7.5% of the public offering price of the securities). In connection with the closing of the August 2024 Offering, we issued Wainwright or its designees warrants to purchase up to an aggregate of 35,362 common shares at an exercise price of US$2.50 per share, the warrants are exercisable upon issuance and have a expiry date of August 9, 2029. The shares offered as Brokers' Compensation related to the August 2024 Offering were recognized in equity.

In connection with the August 2024 Offering, Wainwright was also granted a tail obligation resulting in earning 7.5% on any equity financing raised from investors introduced to the Company as part of the offering. The November 1, 2024 and November 12, 2024 financings described in Note 27 fell entirely within the scope of the tail obligation and resulted in a payment of 7.5% of the gross proceeds to Wainright upon closing of those transactions.

The fair value of the broker compensation warrants at the closing of the August 2024 Offering was $28,632, calculated using the Black Scholes model. The share offering costs related to the August 2024 Offering that was recognized in the consolidated financial statements of net loss and comprehensive loss was $202,242 and recognized in equity was $281,869.

Initial Recognition
Number of Warrants	35,362
Stock price (in USD)	$1.43
Exercise price (in USD)	$2.50
Black Scholes fair value (in USD)	$0.59
Volatility	91%
Dividend Yield	Nil
Risk-free interest rate	3.12%
Expected life	2.5
Exchange rate (USD/CAD)	1.3723

Weighted average fair value per warrant (CAD)	$0.81

2023 Activities

Share Consolidation

On October 28, 2022. we finalized the consolidation of our common shares on the basis of one post-consolidation common share for every seventy pre-consolidation common shares issued and outstanding.

U.S. IPO and Canadian Offering

On December 9, 2022, we closed the U.S. IPO and the Canadian Offering. In the U.S. IPO, we sold 250,000 units at a public offering price of USD$41.30 per unit (the “Unit”), consisting of one share of common stock and one warrant to purchase one share of common stock (“Warrant”). The Warrants have a per share exercise price of USD$50.00 and can be exercised immediately. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 19,900 pre-funded common share purchase warrants (“Pre-Funded Warrants”) at US$41.20 (before underwriter discount) and 37,500 option warrants to purchase common shares at USD$0.001 each. A Pre-Funded Warrant is a financial instrument that requires the holder to pay little consideration (exercise price of  USD$0.10) to receive the common share upon exercise of the Pre-Funded Warrant (see Note 15). The holder of Pre-Funded Warrants has no voting rights. All of these warrants expire on December 9, 2027.

In the Canadian Offering, we sold 72,639 units, each consisting of one common share and one warrant to purchase one common share, at a price to the public of USD$41.30 per unit. The warrants will have a per common share exercise price of USD$50.00, are exercisable immediately and expire in five years on December 9, 2027. Effective May 1, 2023, the warrants are listed on the TSX-V under the stock symbol of KWE.WT.U.

The closing of the U.S. IPO and Canadian Offering resulted in aggregate gross proceeds of $19.4 million (USD$14.1 million), before deducting underwriting discounts and offering expenses.

The common shares of KWESST and the Warrants sold in the U.S. IPO began trading on the Nasdaq Capital Market under the symbols "KWE" and "KWESW", respectively, on December 7, 2022.

F-33 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

ThinkEquity acted as sole book-running manager for the U.S. IPO and PI Financial acted as sole book-running manager for the Canadian Offering.

Accounting Treatment

Refer to Note 15 for the accounting of the warrants issued in the U.S. IPO and Canadian Offering and the July 2023 Private Placement accounted for as warrant liabilities.

The U.S. underwriter warrants as well as the Canadian broker options from the U.S. IPO and Canadian Offering, 13,495 warrants and 5,084 warrants respectively, were accounted for as equity on initial recognition. The U.S. underwriter warrants from the July 2023 Private Placement, 12,363 warrants, was accounted for as equity on initial recognition.

Brokers' Compensation and Share Offering Costs

As consideration for the services provided in connection with the U.S. IPO, ThinkEquity received: (a) a broker-dealer cash commission of US$835,000 (or CAD$1,138,105) equal to 7.5% of the gross offering proceeds of the U.S. Offering; and (b) underwriter warrants (the "U.S. Underwriter Warrants") to purchase up to 13,495 common shares equal to 5% of the common shares and pre-funded common share purchase warrants issued under the U.S. Offering. Each U.S. Underwriter Warrant is exercisable to acquire one common share at a price of US$51.625, exercisable as of June 4, 2023, and expiring on December 9, 2027.

As consideration for the services provided in connection with the Canadian Offering, PI Financial received: (a) a cash commission of approximately US$210,000 (or CAD$286,230); and (b) 5,084 compensation options (the "Canadian Compensation Options"). Each Canadian Compensation Option is exercisable to acquire one Canadian Unit at a price of US$41.30 and expiring on December 9, 2024.

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

Shares for Debt Settlement (December 2022)

We entered into share for debt arrangements with existing lenders, which closed on December 13, 2022, following TSXV's conditional approval. This resulted in issuing 5,614 Units to settle $12,000 of the March 2022 Loans and USD$223,321 (or CAD$302,197) of the August 2022 Loans, including unpaid accrued interest and 10% premium at maturity (the "Debt Settlements") (see Note 12). The terms of the Units are the same as the Units issued in the Canadian Offering.

Private Placement (July 2023)

On July 21, 2023, we closed a brokered private placement, resulting in the issuance of 154,219 common shares of KWESST, for aggregate gross proceeds of USD$5,588,397 (approximately CAD$7.4M) (the "July 2023 Offering").c

F-34 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

As a part of the July 2023 Offering, the Company issued 154,219 common shares at a price of US$22.60 (CAD$29.80) per common share and 93,054 pre-funded warrants at a price of US$22.59 (CAD$29.79) per pre-funded warrant (each a "Pre-funded Warrant"), with each common share and Pre-funded Warrant being bundled with one common share purchase warrant of the Company (each a "Common Warrant"). Each Pre-Funded Warrant entitles the holder to acquire one common share at an exercise price of US$0.01 per common share, and each Common Warrant is immediately exercisable and entitles the holder to acquire one common share at an exercise price of US$26.60 (CAD$35.00) per common share for a period of 60 months following the closing of the July 2023 Offering. Although the common shares and Pre-funded Warrants are each bundled with a Common Warrant, each security is issued separately.

Brokers' Compensation and Share Offering Costs

ThinkEquity acted as sole placement agent for the Offering. As compensation for services rendered, the Company paid to ThinkEquity a cash fee of $475,013.14 representing 8.5% of the aggregate gross proceeds of the Offering and issued 12,363 warrants to purchase a number of common shares (the "Placement Agent Warrants"), representing 5% of the common shares and Pre-Funded Warrants sold in the Offering. The Placement Agent Warrants will be exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing date of the Offering at an initial exercise price of US$26.60 (CAD$35.00) per common share.

2022 Activities

Private Placement

On July 14, 2022, we closed a non-brokered private placement, resulting in the issuance of 2,285 units of KWESST ("July 2022 Units"), at a price of $150.50 per July 2022 Unit (the "Issue Price"), for aggregate gross proceeds of $344,000 (the "July 2022 Offering").

Each July 2022 Unit is comprised of one common share and seventy one-half common share purchase warrant (the "July 2022 Warrants"). Accordingly, we issued 80,000 Warrants exercisable at $2.85 each for a period of 24 months from the closing date. Each Warrant converts into 0.01428571 common shares or 70 warrants for one common share. There was no finder fee paid in this private placement.

Certain of our directors and officers (the "Insiders") purchased 581 Units for a total consideration of $87,500. The issuance of Units to the Insiders constitutes a related party transaction but is exempt from the formal valuation and minority approval requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") as KWESST's securities are not listed on any stock exchange identified in Section 5.5(b) of MI 61-101 and neither the fair market value of the units issued to the Insiders, nor the fair market value of the entire private placement, exceeds 25% of our market capitalization.

The securities were issued in accordance with applicable prospectus exemptions under Canadian securities laws.

Police Ordnance Acquisition

As disclosed in Note 4(a), we issued 396 common shares to the selling shareholders in December 2021 at the closing of the acquisition and an additional 87 common shares in April 2022 following the achievement of the financial milestone as defined in the share purchase agreement.

Debt for Equity Settlement

During the year ended September 30, 2022, we settled $19,000 of legal fees for 143 common shares.
F-35 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

b) Warrants

The following reflects the warrant activities:

	September 30, 2024		September 30, 2023		September 30, 2022
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of year	1,550,787	$24.90	1,341,716	$7.75	1,390,164	$7.38
Issued	609,405	$3.20	658,786	$52.90	100,000	$5.72
Exercised	(178,135)	$0.02	(25,000)	$5.00	(133,000)	$2.56
Expired	(822,000)	$2.10	(424,715)	$18.60	(15,448)	$5.63
Outstanding, end of year	1,160,057	$32.30	1,550,787	$24.90	1,341,716	$7.75
Exercisable, end of year	1,147,559	$32.60	1,538,286	$25.00	1,279,215	$8.15

F-36 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

The following table provides additional information on the total outstanding warrants at September 30, 2024:

	Number outstanding	Conversion ratio to Common Shares	Book value	Expiry Date
Classified as Equity
LEC's Warrants:
Exercise price of $7.00	50,000	70 for 1	$425,000	April 29, 2026

Acquisition of Police Ordnance (Note 4):
Exercise price of $17.20	20,000	70 for 1	$132,000	December 15, 2024

December 2022 U.S. Underwriter Warrants
Exercise price of US$51.625	13,495	1 for 1	$189,592	December 6, 2024

July 2023 U.S. Underwriter Warrants
Exercise price of US$26.60	12,363	1 for 1	$204,187	December 6, 2024

April 2024 U.S. Underwriter Warrants
Exercise price of US$8.125	7,692	1 for 1	$43,869	April 9, 2029

June 2024 U.S. Underwriter Warrants
Exercise price of US$7.25	14,500	1 for 1	$61,213	June 14, 2029

August 2024 U.S. Underwriter Warrants
Exercise price of US$2.50	35,362	1 for 1	$28,826	August 9, 2029
	153,412		$1,084,687
Classified as liability

December 2022 Public Offerings:
Exercise price of US$50.00	322,639	1 for 1	$65,765	December 9, 2027

December 2022 Option Warrants
Exercise price of US$51.625	37,500	1 for 1	$7,644	December 9, 2024

December 2022 Debt Settlement
Exercise price of US$50.00	5,614	1 for 1	$1,145	December 9, 2027

July 2023 Public Offerings:
Exercise price of US$26.60	154,219	1 for 1	$60,373	July 21, 2028

July 2023 Pre-Funded Warrants
Exercise price of US$0.01	15,173	1 for 1	$31,338	No expiry

August 2024 Public Offering
Exercise price of US$2.50	471,500	1 for 1	$681,030	August 9, 2029
	1,006,645		847,295
Total outstanding warrants	1,160,057		$1,931,982

F-37 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

The weighted average fair value for the warrants issued during the year ended September 30, 2024, was determined by the Black Scholes option pricing model using the following key inputs:

August 2024 Warrants
Exercise Price (in USD)	$2.50
Stock price (in USD)	$1.43
Black Scholes fair value (in USD)	$1.00
Volatility	103%
Dividend Yield	Nil
Risk-free interest rate	3.03%
Expected life	5
Exchange rate (USD/CAD)	1.3499

Weighted average fair value per warrant (CAD)	$1.35

The weighted average fair value for the warrants issued during the year ended September 30, 2023, was determined by the Black Scholes option pricing model using the following key inputs:

	2023 Warrants	2022 Warrants
Exercise Price (in USD)	$26.60	$50.00
Stock price (in USD)	$20.80	$41.30
Volatility	67%	75%
Dividend Yield	Nil	Nil
Risk-free interest rate	4.44%	4.20%
Expected life	2.5	2.5

Weighted average fair value per warrant (CAD)	$9.90	$14.30

The fair value for the warrants issued during the year ended September 30, 2022, was determined by the Black Scholes option pricing model using the following key inputs:

	Acquisition of POC	July 2022 Warrants
Exercise Price	$17.20	$2.850
1/700 of stock price	$13.60	$2.150
Volatility	84.7%	90.5%
Dividend Yield	Nil	Nil
Risk-free interest rate	1.04%	3.12%
Expected life	3	2

Weighted average fair value per warrant CAD)	$6.60	$0.90

c) Contributed Surplus

Contributed surplus consists of issued broker compensation options at fair value, the cumulative amortized fair value of share-based compensation grants since inception, less amounts transferred to share capital for exercises. If outstanding options expire or are forfeited, there is no reversal of contributed surplus.

Broker Compensation Options

In the Canadian Offering, we issued 5,084 Canadian Compensation Options. Each Canadian Compensation Option is exercisable to acquire one Unit, as defined in Note 16(a), at a price equal to $56.29 (US$41.30) for a period of two years (expiring on December 9, 2024).  Based on the structure of the Compensation Option, management estimated its fair value using the Monte Carlo method (Level 2).  We used the following key inputs in the Monte Carlo model (100,000 simulations):

F-38 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)
Initial
Recognition
Number of securities	5,084
Exercise price - compensation option (in USD)	$41.30
1-Year CAD/USD Forward Exchange Rate	$1.3560
Exercise price - compensation warrant (in USD)	$50.00
2-Year CAD/USD Forward Exchange Rate	$1.3483
Share price (in CAD)	$42.00
Expected life - compensation option	1.00
Expected life - compensation warrant	2.50
Dividend	$-
Volatility - compensation option	90%
Volatility - compensation warrant	75%
Risk free rate - compensation option	4.38%
Risk free rate - compensation warrant	3.15%
Fair value per compensation option (CAD)	$24.60

We have recorded $125,086 of Canadian Compensation Options in contributed surplus, with an equal offset to share offering costs (a non-cash transaction).

Share-based compensation

On August 26, 2024, KWESST shareholders approved the renewal of the Long-Term Incentive Plan (the "LTIP"). The number of RSUs, PSUs, DSUs, and SARs (collectively "Share Units") authorized for issuance pursuant to the LTIP is 40,727 Share Units. Accordingly, we have 14,915 Share Units available for future grants.

Further, the disinterested shareholders (shareholders that are not directors, officers, or other insiders of the Company) of KWESST approved to revise the exercise price of 50,981 stock options to $36.00, the closing price of KWESST common shares on the TSX-V on March 31, 2023. In accordance with IFRS 2, this resulted in an immediate fair value increase of $77,001 included in share-based compensation, with an offset to contributed surplus.

For the year ended September 30, 2024, we recorded share-based compensation of $291,761 (2023 - $373,554, 2022 - $1,960,072).

F-39 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

(i) Stock Options

The following is summary of changes in outstanding stock options for the respective periods:

		Weighted
	Number of	average
	options	exercise price
Outstanding at September 30, 2021	5,953	$959.00
Granted	950	$695.90
Cancelled	(1,192)	$1,317.60
Outstanding at September 30, 2022	5,711	$838.70
Granted	34,000	$25.90
Exercised	(112)	$36.00
Cancelled	(607)	$706.50
Outstanding at September 30, 2023	38,992	$28.00
Cancelled	(13,181)	$31.10

Outstanding at September 30, 2024	25,811	$26.44

Options exercisable at September 30, 2024	14,061	$27.23

At September 30, 2024, the weighted average remaining vesting period was 0.87 years (2023 - 1.87 years, 2022 - 0.88 years).

For the options granted during the year ended September 30, 2024, the per share weighted-average fair value of stock options was $nil (2023 - $14.20, 2022 - $382.10), using the Black-Scholes option model with the following weighted-average assumptions:

	2024	2023	2022
Stock price	$1.75 to $24.50	$25.50 to $40.00	$147.00 to $1,267.00
Exercise price	Nil	$25.50 to $40.00	$147.00 to $1,267.00
Volatility	Nil	96.37%	90.48%
Dividend yield	Nil	Nil	Nil
Risk-free interest rate	Nil	4.65%	2.04%
Expected life (years)	Nil	2.93	2.91

Weighted-average fair value per option	Nil $	14.20	$382.06

The following table summarizes information about stock options outstanding at September 30, 2024:

Exercise price	Number outstanding	Weighted average remaining contractual life	Weighted average outstanding strike price	Exercisable	Remaining exercisable contractual life	Weighted average exercisable strike price
$25.50	23,500	2.88	$25.50	11,750	2.88	$25.50
$36.00	2,311	2.55	$36.00	2,311	2.55	$36.00
	25,811	2.85	$26.44	14,061	2.83	$27.23

Amendment to stock option grants

For the years ended September 30, 2024 and 2023, we had no amended stock option grants.

F-40 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

(ii) Share Units

The following table shows the changes in Share Units:

	RSUs	PSUs	SARs	Total
Outstanding at September 30, 2021	1,628	285	214	2,127
Granted	1,072	1,794	51	2,917
Vested and converted to common shares	(568)	(266)	-	(834)
Vested and repurchased for withholding taxes	(14)	(24)	-	(38)
Expired / cancelled	-	(1,771)	-	(1,771)
Outstanding at September 30, 2022	2,118	18	265	2,401
Granted	-	-	-	-
Vested and converted to common shares	(2,010)	(18)	-	(2,028)
Vested and repurchased for withholding taxes	-	-	-	-
Expired / cancelled	-	-	-	-
Outstanding at September 30, 2023	108	-	265	373
Granted	-	-	-	-
Vested and converted to common shares	-	-	-	-
Vested and repurchased for withholding taxes	-	-	-	-
Expired / cancelled	(108)	-	(265)	(373)
Outstanding at September 30, 2024	-	-	-	-

RSUs:

Each RSU entitles the holder to receive one common share in the future, based on continued service during the applicable period.

During the year ended September 30, 2024, we did not grant any RSUs (2023 - nil, 2022 - 1,072), with a weighted-average grant date fair value of $nil per unit (2023 - $nil, 2022 - $435). There were no outstanding RSUs at September 30, 2024 (2023 - weighted average vesting period was 0.1 years, 2022 - weighted average vesting period was 0.18 years).

PSUs:

Each PSU entitles the holder to receive one common share in the future, based on the achievement of established performance criteria and continued service during the applicable performance period.

During the year ended September 30, 2024, we did not grant any PSUs (2023 - nil, 2022 - 1,794), with a weighted-average grant date fair value of $nil per unit (2023 - $nil, 2022 - $1,267).  There were no outstanding PSUs at September 30, 2024 (2023 - fully vested, 2022 - fully vested).

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

During the year ended September 30, 2024, we did not grant any SARs (2023 - nil, 2022 - 51) at an exercise price of $nil (2023 - $nil, 2022 - $1,267). There were no outstanding SARs at September 30, 2024.

F-41 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

(iii) Share-based Compensation

For the year ended September 30, 2024, we recorded share-based compensation of $291,761 (2023 - $373,554, 2022 - $1,960,072).

The following table presents a breakdown of total share-based compensation expense by function:

	Year ended September 30, 2024	Year ended September 30, 2023	Year ended September 30, 2022
General and administrative	$189,692	$246,436	$1,104,858
Selling and marketing	-	53,800	552,627
Research and development, net	102,069	73,318	302,587
Total share-based compensation	$291,761	$373,554	$1,960,072

17. Loss per share

As disclosed in Note 1(b), and Note 1(c), the Reverse Splits have been applied retrospectively herein.

The following table summarizes the calculation of the weighted average basic number of basic and diluted common shares to calculate the loss per share as reported in the statements of net loss and comprehensive loss:

	Year ended Setpember 30, 2024	Year ended Setpember 30, 2023	Year ended Setpember 30, 2022
Issued common shares, beginning of year	561,678	77,322	69,951

Effect of shares issued from:

Debt settlements	3,369	4,475	13
April 2024 U.S. Public Offering (Note 16(a))	34,942	-	-
June 2024 U.S. Public Offering (Note 16(a))	85,573	-	-
August 2024 U.S. Public Offering (Note 16(a))	61,836	-	-
December 2022 U.S. IPO and Canadian Offering (Note 16(a))	-	260,763	-
Over-allotment Pre-Funded Warrants (Note 15)	-	16,083	-
July 2023 Private Placement (Note 16(a))	-	29,998	-
July 2023 Pre-Funded Warrants (Note 15)	-	18,101	-
Conversion of stock units	-	1,181	370
Exercise of options	-	267	-
Exercise of warrants	79,737	33	1,059
Issuance of bonus shares	-	-	826
Private placements	-	-	457
Acquisition of Police Ordnance (Note 4)	-	-	314
Conversion of contingent shares	-	-	38
Weighted average number of basic common shares	827,135	408,223	73,028
Dilutive securities:
Stock options	-	-	-
Warrants	-	-	-
Weighted average number of dilutive common shares	827,135	408,223	73,028

At September 30, 2024, 2023 and 2022, all dilutive securities were anti-dilutive because we incurred a net loss for the years.

F-42 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)
18. Revenue

a) Revenue streams

KWESST generates revenue from the sale of products to its customers.

b) Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary geographical market, major products and service lines, and timing of revenue recognition.

	Year ended September 30, 2024	Year ended September 30, 2023	Year ended September 30, 2022

Major products / service lines
Digitization	$1,034,257	$819,604	$354,620
Less-Lethal	465,082	411,758	330,658
Training and services	1,028	-	34,590
Other	3,961	3,088	1,651
	$1,504,328	$1,234,450	$721,519

Primary geographical markets
United States	$155,103	$42,780	$389,210
Canada	1,349,225	743,200	332,309
Europe	-	448,470	-
	$1,504,328	$1,234,450	$721,519

Timing of revenue recognition
Products and services transferred over time	$1,035,285	$819,604	$389,210
Products transferred at a point in time	469,043	414,846	332,309
	$1,504,328	$1,234,450	$721,519

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized ("contracted not yet recognized") and includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. At September 30, 2024, our contracted not yet recognized revenue was $261,815 (2023 - $496,199, 2022 - $625,177), of which 100% of this amount is expected to be recognized over the next 12 months.

For the year ended September 30, 2024, two customers accounted for 36% and 20% (2023 - two customers accounted for 23% and 18%, 2022 - one customer accounted for 41%) of revenue.

F-43 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

19. Expenses by nature

The following table presents a breakdown of expenses by nature for the following periods:

	Year ended September 30, 2024	Year ended September 30, 2023	Year ended September 30, 2022

Employee benefits	$4,670,646	$3,011,923	$4,883,062
Advertising and promotion	60,823	19,090	1,352,750
Consulting fees	1,294,949	2,743,272	1,315,917
Professional fees	967,938	940,667	1,028,240
Travel and conferences	385,759	804,481	518,140
R&D consulting and material costs, net	774,261	556,013	420,378
Depreciation and amortization	1,277,911	952,508	326,491
Impairment of intangible assets	-	1,174,354	-
Impairment of inventory	113,283	-	-
Other expenses	434,682	691,566	266,822
Insurance	690,014	716,931	236,150
Transfer agent and listing fees	151,854	120,690	94,885
Royalty and license costs	-	305,918	-
Total expenses	10,822,120	12,037,413	10,442,835
Allocation to cost of sales:
Employee benefits	(536,245)	(123,803)	(166,706)
Total operating expenses	$10,285,875	$11,913,610	$10,276,129

20.  Depreciation and Amortization

The following table presents total depreciation and amortization expense of property and equipment, intangible assets, and right-of-use assets by function:

	2024	2023	2022
General and administrative	$1,242,748	$833,029	$123,960
Selling and marketing	13,655	77,804	129,265
Research and development	21,508	41,675	73,266
Total depreciation and amortization	$1,277,911	$952,508	$326,491
F-44 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

21.  Net finance costs

The following table presents a breakdown of net finance costs for the following periods:

	Year ended September 30,	Year ended September 30,	Year ended September 30,
	2024	2023	2022
Interest expense from:
Unsecured loan	$-	$503,251	$321,313
Accretion cost - accrued royalties liability	180,965	170,373	159,451
Lease obligations	70,351	37,786	30,112
CEBA term loan	-	8,281	-
Other	694	3,857	1,114

Total interest expense	252,010	723,548	511,990
Interest income	(55,687)	(55,514)	(5,988)
Net finance costs	$196,323	$668,034	$506,002

22. Income taxes

a) Income tax recovery

Income tax recovery is made up of the following components:

	Year end ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2024	2023	2022
Current income tax recovery (expense):	-	-	-
Deferred income tax (recovery) expense:	-	-	(49,442)
	$-	$-	$(49,442)

b) Reconciliation of effective income tax rate

Our effective income tax rate differs from the statutory rate of 26.5% that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to loss before income taxes. These differences result from the following:

F-45 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)
	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2024	2023	2022

Loss before income taxes	$(7,437,759)	(9,306,360)	(10,569,732)
Expected statutory tax rate	26.5%	26.5%	26.5%
Expected tax recovery resulting from loss	(1,971,006)	(2,466,185)	(2,800,979)

Increase (reduction) in income taxes resulting from:	130,295
Non-deductible expenses		149,270	563,842
Foreign operations subject to different tax rates	(21)	1,447	5,329
Fair value of warrant liabilities	(814,569)	(1,547,916)	-
Unrecognized temporary differences	2,655,301	3,863,384	2,182,366
	$-	$-	$(49,442)

KWESST claims research and development deductions for tax purposes based on management's interpretation of the applicable legislation in the Income Tax Act of Canada. These claims are subject to audit by the Canada Revenue Agency ("CRA") and any adjustments that results could affect ITCs recorded in the consolidated financial statements. The following table shows the breakdown of R&D expenses, net of ITCs:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2024	2023	2022

R&D expenses	$2,477,736	$1,644,565	$2,064,493
Less:
Investment tax credits	-	-	-
R&D expenses, net	$2,477,736	$1,644,565	$2,064,493

c) Deferred tax balances

The following tables deferred tax assets (liabilities) have been recognized in the consolidated financial statements:

	Balance at	Arising on a		Balance at
	September 30,	business	Recognized in	September 30,
	2023	combination	profit or loss	2024

Deferred tax assets (liabilities):
Net operating loss carryforwards	16,869	-	(3,271)	13,598
Intangibles and development costs	(16,869)	-	3,271	(13,598)

	$-	$-	$-	$-

F-46 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)
	Balance at	Arising on a		Balance at
	September 30,	business	Recognized in	September 30,
	2022	combination	profit or loss	2023

Deferred tax assets (liabilities):
Net operating loss carryforwards	26,459	-	(9,590)	16,869
Impairment provision	(26,459)	-	9,590	(16,869)

	$-	$-	$-	$-

	Balance at	Arising on a		Balance at
	September 30,	business	Recognized in	September 30,
	2021	combination	profit or loss	2022

Deferred tax assets (liabilities):
Net operating loss carryforwards	-	-	26,459	26,459
Impairment provision	-	(49,442)	22,983	(26,459)

	$-	$(49,442)	$49,442	$-

d) Unrecognized net deferred tax assets

Deferred taxes reflect the impact of loss carryforwards and of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by enacted tax laws. However, KWESST has not recorded net deferred tax assets at September 30, 2024 and 2023 on the following deductible temporary differences, due to the uncertainty involved in determining whether these deferred tax assets will be realized upon expiration due to KWESST's limited history and cumulative operating losses since its inception.

The following is a summary of KWESST's unrecognized deductible temporary differences:

	Balance at	Balance at	Balance at
	September 30,	September 30,	September 30,
	2024	2023	2022

Net operating loss carryforwards	42,737,987	30,178,141	18,589,894
Share issuance costs	5,072,949	5,275,081	1,298,783
Intangibles and development costs	171,182	1,356,922	608,705
Scientific research and development expenditures	1,583,058	1,583,058	1,583,058
Other	1,496,897	1,467,509	46,300

	$51,062,073	$39,860,711	$22,126,740

F-47 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

e) Available net operating losses

At September 30, 2024, KWESST has the following net operating losses in Canada available to reduce future year's taxable income which expire as follows:

Year of Expiry	Amount
2036	$508,324
2037	747,861
2038	1,174,797
2039	1,732,039
2040	338,504
2041	5,518,336
2042 and thereafter	32,718,126
$42,737,987

f) Available research and development investment tax credits

The Company has the following research and development investment tax credits available to reduce future years' income taxes payable which expire as follows:

Year of Expiry	Amount
2038	$13,361
2039	6,742
2040	-
2041	328,480
2042 and thereafter	-
$348,583

23. Financial instruments

Fair value of financial instruments

The fair values of our cash, restricted short-term investment, trade and other receivables (excluding sales tax recoverable), accounts payable and accrued liabilities, and deposit (included in non-current other assets), approximate carrying value because of the short-term nature of these instruments.

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

The lease deposit, accrued royalties liability, warrant liabilities and borrowings were recorded at fair value at initial recognition. The fair value measurement for these was Level 2. Subsequently, these were measured at amortized cost and accreted to their nominal value over their respective terms, except warrant liabilities that are measured at fair value. Except for warrant liabilities, the carrying values approximate the fair values. At September 30, 2024, the fair value for accrued royalties liability determined using a discount rate of 24% (2023 - 24%, 2022 - 24%) would be $1,014,212 (2023 - $928,776, 2022 - $869,219, 2021 - $1,105,756).

Financial risk management

We are exposed to a number of financial risks arising through the normal course of business as well as through its financial instruments. Our overall business strategies, tolerance of risk and general risk management philosophy are determined by our Board of Directors in accordance with prevailing economic and operating conditions.

F-48 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

(a) Interest rate risk

Interest rate risk is the risk that the fair value of cash flows of a financial instrument will fluctuate because of changes in market interest rates. At September 30, 2024, our loans were all repaid and therefore not subject to interest rate risk. At September 30, 2023, our loans were all repaid and therefore not subject to interest rate risk. At September 30, 2022, our borrowings were all subject to fixed interest rates and therefore these were not subject to interest rate risk.

(b) Foreign currency risk

Foreign currency risk is the risk that the future cash flows or fair value of our financial instruments that are denominated in a currency that is not our functional currency will fluctuate due to a change in foreign exchange rates.

For the years ended September 30, 2024, 2023 and 2022, 10% (2023 - 3%, 2022 - 54%) of the Company's revenue was denominated in U.S. dollar driven by contracts with U.S. prime contractors in the defense sector.  We also procure certain raw materials denominated in U.S. dollar for product development. Accordingly, we are exposed to the U.S. dollar currency. Where a natural hedge cannot be achieved, a significant change in the U.S. dollar currency could have a significant effect on our financial performance, financial position, and cash flows. Currently, we do not use derivative instruments to hedge its U.S. dollar exposure. Throughout the year we maintained the majority of our cash assets in USD and converted to CAD as needed as we primarily raise our funds in USD.

At September 30, 2024, we had the following net U.S. dollar exposure:

Total USD
Net assets in U.S. subsidiary	$-

US denominated:
Assets	$156,286
Liabilities	(324,094)
Net US dollar exposure	$(167,808)

Impact to profit or loss if 5% movement in the US dollar	$(8,390)

During the year ended September 30, 2024, we recorded foreign exchange gain of $59,903 (2023 - foreign exchange loss of $98,275, 2022 - foreign exchange gain of $28,780).

(c) Credit risk

Credit risk is the risk of financial loss to KWESST if a counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk exposure is limited to cash, and trade and other receivables. Refer to Note 5 for the breakdown of our trade and other receivables.  We enter into contracts with either large, financially sound global general contractors or law enforcement agencies, which mitigates the credit risk. At September 30, 2024, our trade receivable was $455,049 (2023 - $68,530, 2022 - $114,877), of which $27,779 was overdue by more than 60 days from law enforcement agencies.

F-49 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

(d) Liquidity risk

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

At September 30, 2024, our contractual obligations were as follows:

Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years	5 years and beyond

Minimum royalty commitments	$2,200,000	$200,000	$450,000	$550,000	$1,000,000
Accounts payable and accrued liabilities	1,660,637	1,660,637	-	-	-
Lease obligations	361,272	206,827	154,445	-	-
Total contractual obligations	$4,221,909	$2,067,464	$604,445	$550,000	$1,000,000

At September 30, 2024, we had $256,828 in cash and $1,133,226 in negative working capital (current assets less current liabilities). Refer to Note 27 for financing activities subsequent to September 30, 2024.

24. Supplemental cash flow information

The following table presents changes in non-cash working capital:

	Year ended September 30, 2024	Year ended September 30, 2023	Year ended September 30, 2022

Trade and other receivables	$(267,606)	$(128,387)	$631,801
Inventories	9,225	(148,850)	49,446
Prepaid expenses and other	383,357	(440,242)	425,876
Deferred costs	(35,596)	-	-
Accounts payable and accrued liabilities	(257,257)	(1,666,486)	2,515,289
Contract liabilities	(399)	73,699	17,410
Warrant liabilities	(25,395)	-	-
Accrued royalties liability	(150,000)	-	-
	$(343,671)	$(2,310,266)	$3,639,822

The following is a summary of non-cash items that were excluded from the Statements of Cash Flows for the year ended September 30, 2024:

  4,670 shares issued for debt settlement of $97,615. The debt resulted in a tail obligation relating to services rendered by a third-party consultant;

  $44,868 non-cash share offering costs as part of the net proceeds settlement at the closing of the April 2024 US Public Offering (see Note 16(a));
  $61,213 non-cash share offering costs as part of the net proceeds settlement at the closing of the June 2024 US Public Offering (see Note 16(a));
  $28,631 non-cash share offering costs as part of the net proceeds settlement at the closing of the August 2024 US Registered Direct Offering (see Note 16(a)); and
  178,131 warrants exercised throughout Fiscal 2024 in connection with past financings (see Note 15).

The following is a summary of non-cash items that were excluded from the Statements of Cash Flows for the year ended September 30, 2023:

F-50 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)
  $2,924,880 non-cash share offering costs and $453,102 accounts payables as part of the net proceeds settlement at the closing of the U.S. IPO and Canadian Offering;

  25,000 warrants exercised in connection with the GhostStepTM acquisition in June 2020; and

  $529,504 of shares issued for vested RSUs and PSUs.

The following is a summary of non-cash items that were excluded from the consolidated statements of cash flows for the year ended September 30, 2022:

  $83,319 fair value of 87 contingent shares settled via common shares (see Note 4(a));
  $19,000 debt settlement via common shares;
  $61,173 fair value of warrants exercised and transferred to share capital from warrants; and
  $125,000 for 25,000 warrants exercised in connection with the GhostStepTM acquisition in June 2020.

25.  Segmented information

Our Executive Chairman has been identified as the chief operating decision maker. Our Executive Chairman evaluates the performance of KWESST and allocates resources based on the information provided by our internal management system at a consolidated level. We have determined that we have only one operating segment.

At September 30, 2024, we had one right-of-use asset ($49,563) (2023 - $79,867, 2022 - $nil), some inventory ($153,087) (2023 - $78,039, 2022 - $nil), and equipment ($76,222) (2023 - $71,906, 2022 - $70,557) in the United States while all other property and equipment are located in Canada.

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

KWESST's capital is composed of the following:

	September 30, 2024	September 30, 2023
Debt:
Lease obligations	$302,223	$429,523

Equity:
Share capital	37,822,725	33,379,110
Warrants	1,084,687	1,042,657
Contributed surplus	5,152,753	4,769,115
Accumulated other comprehensive loss	(38,520)	(39,663)
Accumulated deficit	(42,653,358)	(35,215,599)

Total capital	$1,670,510	$4,365,143

F-51 | Page

KWESST MICRO SYSTEMS INC. Notes to Consolidated Financial Statements Years ended September 30, 2024, 2023, and 2022 (Expressed in Canadian dollars, except share amounts)

27. Subsequent Events

On October 21, 2024, the Company received approval of the TSX Venture Exchange (the "TSX-V") for the consolidation of the Company's issued and outstanding common shares on the basis of ten (10) pre-consolidation Shares for each one (1) post-consolidation Share (the "Consolidation"). The Shares began trading on the TSX-V and Nasdaq Capital Market (the "Nasdaq", and together with the TSX-V, the "Exchanges") on a consolidated basis on October 23, 2024.

On November 1, 2024, the Company announced the closing of a public offering of 3,889,000 pre-funded warrants ("PFW") at a public offering price of $1.25 (US$0.90) per common share. The gross proceeds from the offering were approximately $4.9 million (US$3.5 million), before deducting placement agent fees of $0.094 (US$0.0675) per common share (being an aggregate of $365,726 (US$262,508) or 7.5% of the public offering price of the securities) and estimated offering expenses were approximately $417,960 (US$300,000). In addition, the Company issued to the placement agent as compensation for its services 194,450 common share purchase warrants with an exercise price of $1.567 (US$1.125) per share.

On November 11, 2024, the Company issued a total of 119,047 common shares at a deemed price per common share of $0.84 per share, representing a 20% discount on the closing price of the Shares on the TSXV for settlement for reimbursement of business expenses incurred while representing the Company in an aggregate amount of $100,000 owed to a company controlled by Mr. David Luxton, Executive Chairman of the Company.

On November 12, 2024, the Company announced the closing of a brokered private placement offering to an institutional accredited investor for aggregate gross proceeds of approximately $3.4 million (approximately US$2.5 million). As a part of the Offering, the Company issued 4,145,200 pre-funded warrants to acquire one common share of the Company, no par value per share at a price of $0.824 (US$0.592) per pre-funded warrant, inclusive of the exercise price of $0.001 per common share. Although the financing was denominated in CAD, the terms of the deal allowed for the proceeds to be sent to the Company in USD for convenience. Each Pre-funded Warrant was bundled with one common share purchase warrant of the Company. Each Common Warrant is immediately exercisable and entitles the holder to acquire one common share at an exercise price of $1.03 (US $0.74) per common share for a period of 5 years following the closing of the Offering.

In December 2024, the LEC royalty payment due April 2025, in the amount of $200,000 was paid early to DEFSEC in exchange for a $25,000 reduction resulting in a net payment of $175,000.

F-53 | Page

ITEM 19. EXHIBITS

Financial Statements

Description	Page

Consolidated Financial Statements and Notes	F1- F53

Exhibit
No. Item	Description of Exhibit
1.1	Articles of Amendment, as updated September 4, 2020 (incorporated by reference to Exhibit 3.2 to the Company's Form F-1 filed with the SEC on September 16, 2022)
2.1	Description of securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 20-F filed with the SEC on January 27, 2023)
2.2	Form of Underwriter Warrant For U.S. IPO (incorporated by reference to Exhibit 4.1 to the Company's Form F-1 filed with the SEC on November 7, 2022)
2.3	Form of Warrant Agency Agreement for U.S. IPO Warrants (incorporated by reference to Exhibit 4.2 to the Company's Form F-1 filed with the SEC on November 7, 2022)
2.4	Form of U.S. IPO Warrant (incorporated by reference to Exhibit 4.3 to the Company's Form F-1 filed with the SEC on November 7, 2022)
2.5	Form of U.S. IPO Pre-funded Warrant (incorporated by reference to Exhibit 4.4 to the Company's Form F-1 filed with the SEC on November 7, 2022)
2.6	Form of Warrant Indenture for Canadian Warrants (incorporated by reference to Exhibit 4.5 to the Company's Form F-1 filed with the SEC on November 7, 2022)
2.7	Form of Warrant Certificate for Canadian Warrants (incorporated by reference to Exhibit 4.6 to the Company's Form F-1 filed with the SEC on November 7, 2022)
2.8	Form of Canadian Compensation Option Certificate (incorporated by reference to Exhibit 4.7 to the Company's Form F-1 filed with the SEC on November 7, 2022)

2.9	Common Share Purchase Warrant Indenture between KWESST Micro Systems Inc. and TSX Trust Company, dated April 29, 2021 (incorporated by reference to Exhibit 10.7 to the Company's Form F-1 filed with the SEC on September 16, 2022)
2.10	First Supplemental Warrant Indenture between KWESST Micro Systems Inc. and TSX Trust Company, dated August 25, 2021 (incorporated by reference to Exhibit 10.8 to the Company's Form F-1 filed with the SEC on September 16, 2022)
2.11	Form of Private Placement Warrant (included in Exhibit 4.11 hereto)
2.12	Form of Private Placement Pre-funded Warrant (included in Exhibit 4.11 hereto)
2.13	Form of Private Placement Agent's Warrant (included in Exhibit 4.11 hereto)
2.14	Form of Pre-funded Warrant dated April 4, 2024 (incorporated by reference to Exhibit 10.1 of the Company's Form 6-K filed with the SEC on April 8, 2024)
2.15	Form of Underwriter Warrant dated April 4, 2024 (incorporated by reference to Exhibit 10.1 of the Company's Form 6-K filed with the SEC on April 8, 2024)
2.16	Placement Agent Warrant dated June 12, 2024 (incorporated by reference to Exhibit 10.1 of the Company's Form 6-K, filed with the SEC on June 14, 2024)
2.17	Form of Warrant dated August 9, 2024 (incorporated by reference to Exhibit 4.1 of the Company's Form 6-K, filed with the SEC on August 12, 2024)
2.18	Form of Placement Agent Warrant dated August 9, 2024 (incorporated by reference to Exhibit 4.2 of the Company's Form 6-K, filed with the SEC on August 12, 2024)
2.19	Form of Placement Agent Warrant dated October 28, 2024 (incorporated by reference to Exhibit 4.1 of the Company's Form F-1 filed with the SEC on October 28, 2024)
2.20	Form of Pre-funded Warrant dated October 28, 2024 (incorporated by reference to Exhibit 4.2 of the Company's Form F-1 filed with the SEC on October 28, 2024)
2.21	Form of Amended Pre-funded Warrant dated November 12, 2024 (incorporated by reference to Exhibit 4.20 of the Company's Form F-3 filed with the SEC on November 29, 2024)
2.22	Form of Pre-funded Warrant dated November 12, 2024 (incorporated by reference to Exhibit 4.21 of the Company's Form F-3 filed with the SEC on November 29, 2024)
2.23	Form of Warrant dated November 12, 2024 (incorporated by reference to Exhibit 4.22 of the Company's Form F-3 filed with the SEC on November 29, 2024)
2.24	Form of Placement Agent Warrant dated November 12, 2024 (incorporated by reference to Exhibit 4.23 of the Company's Form F-3 filed with the SEC on November 29, 2024)
3.1	Voting Agreement among KWESST Micro Systems Inc., David Luxton, and Jeff MacLeod, dated September 14, 2020 (incorporated by reference to Exhibit 9.1 to the Company's Form F-1 filed with the SEC on September 16, 2022)
4.1	Amalgamation Agreement among KWESST Micro Systems Inc., Foremost Ventures Corp. and 2751530 Ontario Ltd., dated April 30, 2020 (incorporated by reference to Exhibit 10.1 to the Company's Form F-1 filed with the SEC on September 16, 2022)
4.2	Definitive Technology Purchase Agreement between KWESST Micro Systems Inc. and DEFSEC Corporation, dated January 15, 2021 (incorporated by reference to Exhibit 10.2 to the Company's Form F-1 filed with the SEC on September 16, 2022)
4.3	GhostStep Technology Purchase Agreement, between KWESST Micro Systems Inc. and SageGuild, LLC, dated June 12, 2020 (incorporated by reference to Exhibit 10.3 to the Company's Form F-1 filed with the SEC on September 16, 2022)

4.4	Long-Term Performance Incentive Plan, effective March 31, 2022 (incorporated by reference to Exhibit 10.9 to the Company's Form F-1 filed with the SEC on September 16, 2022)
4.5	Professional Services Agreement among KWESST Inc., DEFSEC Corporation and David Luxton, dated October 1, 2019 (incorporated by reference to Exhibit 10.11 to the Company's Form F-1 filed with the SEC on September 16, 2022)
4.6	Master Professional Services Agreement between KWESST Inc. and General Dynamics Land Systems - Canada Corporation doing business as General Dynamics Mission Systems - Canada, dated December 1, 2021 (incorporated by reference to Exhibit 10.15 to the Company's Form F-1 filed with the SEC on September 16, 2022)
4.7	Subcontractor Agreement between KWESST Micro Systems Inc. and CounterCrisis Tech, dated July 6, 2022 (incorporated by reference to Exhibit 10.17 to the Company's Form F-1 filed with the SEC on September 16, 2022)
4.8†	Canadian Government Contract amongst Modis Canada Inc., Thales Canada Inc., KWESST Inc. and the Canadian Department of National Defence, dated May 1, 2023 (incorporated by reference to Exhibit 10.11 to the Company's Form F-1 filed with the SEC on August 2, 2023)
4.9	Amended and Restated Employment Contract between KWESST Inc. and Sean Homuth, dated November 27, 2023 (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F filed with the SEC on January 22, 2024)
4.10	Form of Placement Agency Agreement between KWESST Micro Systems Inc. and ThinkEquity LLC, dated July 18, 2023 (incorporated by reference to Exhibit 10.13 to the Company's Form F-1 filed with the SEC on August 2, 2023)
4.11†	Form of Securities Purchase Agreement dated July 18, 2023 between KWESST Micro Systems Inc. and the Purchasers (incorporated by reference to Exhibit 10.14 to the Company's Form F-1 filed with the SEC on August 2, 2023)
4.12	Form of Registration Rights Agreement dated July 18, 2023 (incorporated by reference to Exhibit 10.15 to the Company's Form F-1 filed with the SEC on August 2, 2023)
4.13	Employment Contract between KWESST Inc. and Harry Webster, dated August 28, 2023 (incorporated by reference to Exhibit 4.13 to the Company's Annual Report on Form 20-F filed with the SEC on January 22, 2024)
4.14	Employment Contract between KWESST Inc. and Kris Denis, dated November 23, 2023 (incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 20-F filed with the SEC on January 22, 2024)
4.15	Underwriting Agreement by and between KWESST Micro Systems Inc. and ThinkEquity LLC, dated April 4, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Form 6-K furnished with the SEC on April 8, 2024)
4.16†	Sub-Tier Subcontract Agreement by and between KWESST Inc. and Thales Canada Inc., dated June 7, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Form 6-K furnished with the SEC on June 12, 2024)
4.17	Placement Agency Agreement by and between KWESST Micro Systems Inc. and ThinkEquity LLC, dated June 12, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Form 6-K furnished with the SEC on June 13, 2024)
4.18	Form of Securities Purchase Agreement, by and between KWESST Micro Systems Inc. and the Purchasers thereto dated August 9, 2024 (incorporated by reference to Exhibit 10.1 of the Company's Form 6-K, filed with the SEC on August 12, 2024)
4.19	Form of Placement Agency Agreement by and between KWESST Micro Systems Inc. and ThinkEquity LLC, dated October 28, 2024 (incorporated by reference to Exhibit 1.1 of the Company's Form F-1 filed with the SEC on October 28, 2024)
4.20	Form of Securities Purchase Agreement, by and between KWESST Micro Systems Inc. and the Purchasers thereto, dated November 12, 2024 (incorporated by reference to Exhibit 10.2 of the Company's Form F-3 filed with the SEC on November 29, 2024)
4.21	Form of Registration Rights Agreement, by and between KWESST Micro Systems Inc. and the Purchasers thereto, dated November 12, 2024 (incorporated by reference to Exhibit 10.3 of the Company's Form F-3 filed with the SEC on November 29, 2024)

4.22	Form of Placement Agency Agreement, by and between KWESST Micro Systems Inc. and ThinkEquity LLC, dated November 12, 2024 (incorporated by reference to Exhibit 10.4 of the Company's Form F-3 filed with the SEC on November 29, 2024)
8.1	List of Subsidiaries of KWESST Micro Systems Inc. (incorporated by reference to Exhibit 21.1 to the Company's Form F-1 filed with the SEC on September 16, 2022)
11.1	Code of Business Conduct and Ethics
11.2	Information Disclosure Policy
12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG LLP
15.2	Consent of MNP LLP
16.1	Letter from KPMG LLP Regarding Change in Certifying Accountant
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 20-F filed with the SEC on January 22, 2024)
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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

KWESST MICRO SYSTEMS INC.

Date: December 27, 2024	By: /s/ Sean Homuth
Name: Sean Homuth
Title: Chief Executive Officer