Form 20-F/A
period 2024-09-30
DEFSEC Technologies Inc.
filed 2025-10-14
CIK 1889823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Commission file number: 001-39389

DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.)
(Exact name of Registrant as specified in its charter)

British Columbia
(Jurisdiction of incorporation or organization)

80 Hines Rd, Suite 300, Ottawa, Ontario, K2K 2T8
(Address of principal executive offices)

Jennifer Welsh, (613) 241-1849, welsh@defsectec.com
80 Hines Rd, Suite 300, Ottawa, Ontario, K2K 2T8
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	DFSC	Nasdaq Capital Market
Warrants	DFSCW	Nasdaq Capital Market

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
Yes ☐ No ☑

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (the "Amendment") is being filed by DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) (the "Company") to amend the Company's Annual Report on Form 20-F for the fiscal year ended September 30, 2024, originally filed with the U.S. Securities Exchange Commission on December 30, 2024 (the "Original Filing").

The Company is filing this Amendment to amend Item 16G. Item 16G is hereby amended to clarify that we have elected to follow our home country practice under the Business Corporations Act (British Columbia) and the rules of the TSX Venture Exchange in lieu of certain Listing Rules of The Nasdaq Stock Market LLC.

Except as described above, no other changes have been made to the Original Filing. Otherwise, this Amendment speaks as of the date of the Original Filing, and does not modify, amend or update any other item or disclosures in the Original Filing. As such, this Amendment does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures affected by subsequent events. The Company's Principal Executive Officer and Principal Financial Officer are providing currently dated revised certifications as Exhibits 12.1, 12.2, and 13.1 in connection with this Amendment. The filing of this Amendment should not be understood to mean that any statements contained in the Original Filing, as amended by this Amendment, are true or complete as of any date subsequent to the filing date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing.

TABLE OF CONTENTS

ITEM 16G. CORPORATE GOVERNANCE	1
ITEM 19. EXHIBITS	1

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

  Shareholder Meeting Annual Requirement: Nasdaq Stock Market Rule 5620(a) ("Rule 5620(a)") requires that each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company's fiscal year-end. In lieu of following Rule 5620(a), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.

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
Exhibit
No. Item	Description of Exhibit
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instant Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase
104*	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101)

*filed herewith.

** furnished herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DEFSEC TECHNOLOGIES INC. (formerly KWESST MICRO SYSTEMS INC.)

Date: October 14, 2025	By: /s/ Sean Homuth
Name: Sean Homuth
Title: Chief Executive Officer