Form 20-F
period 2025-09-30
DEFSEC Technologies Inc.
filed 2025-12-29
CIK 1889823

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,396,321 Common Shares

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐          No ☑

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐          No ☑

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑          No ☐

Indicate by check mark whether the Company has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files). Yes ☑          No ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑	Emerging growth company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the Company has elected to follow. Item 17☐ Item 18☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐          No ☑

INTRODUCTION

In this Annual Report on Form 20-F (the “Annual Report”), “DEFSEC,” “Company,” “we,” “us” and “our” refer to DEFSEC Technologies Inc. and its consolidated subsidiaries.

Information contained in this Annual Report is given as of September 30, 2025, the fiscal year end of Company, unless otherwise specifically stated.

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

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at various times.

	Year Ended	Year Ended
	September 30,	September 30,
Canadian Dollars to U.S. Dollars	2025	2024
High for period	0.7412	0.7573
Low for period	0.6848	0.7207
Average rate for period	0.7152	0.7349
Rate at end of period	0.7183	0.7408

The daily average exchange rate on December 24, 2025 as reported by the Bank of Canada for the conversion of USD into CAD was USD$1.00 equals CAD$1.3674.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and United States securities laws (together, “forward-looking statements”). Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements relating to:

●	our expectations regarding our business, financial condition and results of operations;
●	the future state of the legislative and regulatory regimes, both domestic and foreign, in which we conduct business and/or may conduct business in the future;
●	our expansion into domestic and international markets;
●	our ability to attract customers and clients;
●	our marketing and business plans and short-term objectives;
●	our ability to obtain and retain the licenses and personnel we require to undertake our business;
●	our ability to deliver under contracts with customers;
●	anticipated revenue and related margin from professional service contracts with customers;
●	our strategic relationships with third parties;
●	our anticipated trends and challenges in the markets in which we operate;
●	governance of us as a public company; and
●	expectations regarding future developments of products and our ability to bring these products to market.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following risk factors:

●	limited operating history;
●	failure to realize our growth strategy;
●	failure to complete transactions or realize anticipated benefits;
●	reliance on key personnel;
●	regulatory compliance;
●	competition;
●	changes in laws, regulations and guidelines;
●	demand for our products;
●	fluctuating prices of raw materials;
●	pricing for products;
●	ability to supply sufficient product;
●	potential cancellation or loss of customer contracts if we are unable to meet contract performance requirements;
●	expansion to other jurisdictions;
●	damage to our reputation;
●	operating risk and insurance coverage;
●	negative operating cash flows;
●	management of growth;
●	product liability;
●	product recalls;
●	environmental regulations and risks;
●	ownership and protection of intellectual property;
●	constraints on marketing products;

●	reliance on management;
●	fraudulent or illegal activity by our employees, contractors and/or consultants;
●	breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;
●	government regulations regarding public or employee health and safety regulations, including public health measures in the event of pandemics or epidemics;
●	regulatory or agency proceedings, investigations and/or audits;
●	additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;
●	the terms of additional capital raises;
●	conflicts of interest;
●	litigation;
●	risks related to United States’ and other international activities, including regional conflicts that may impact our operations;
●	risks related to security clearances;
●	risks relating to the ownership of our securities, such as potential extreme volatility in the price of our securities;
●	risks related to our foreign private issuer status;
●	risks related to our emerging growth company status;
●	risks related to meeting the continued listing requirements of the Nasdaq Capital Market (“Nasdaq”);
●	risks related to the liquidity of the common shares of the Company (the “Common Shares”);
●	significant changes or developments in United States trade policies and tariffs that may have a material adverse effect on our business and financial statements;
●	risks related to United States tariffs, including potential supply chain disruptions, required operational adjustments, increased costs and potential logistical disruptions;
●	risks related specifically to United States tariffs on aluminum and steel; and
●	risks related to retaliatory tariffs imposed by Canada’s government affecting potential foreign sales.

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

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of USD$1,235,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission (“SEC”)) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous 3-year period, issued more than USD$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the immediate future.

Generally, a registrant that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an “accelerated filer” or a “large accelerated filer” (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an “accelerated filer” or a “large accelerated filer”. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 (the “SOX”) has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

FOREIGN PRIVATE ISSUER FILINGS

We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for United States domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our “foreign private issuer status” we would be required to comply with Exchange Act reporting and other requirements applicable to United States domestic issuers, which are more detailed and extensive than the requirement for foreign private issuers.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.Reserved.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

The Company’s operations and financial performance are subject to the normal risks of its industry and are subject to various factors which are beyond the control of the Company. Certain of these risk factors are described below. The risks described below are not the only ones facing the Company. Additional risks not currently known to the Company, or that it currently considers immaterial, may also adversely impact the Company’s business, operations, financial results or prospects, should any such other events occur.

Risks Relating to Our Business

We are an early-stage company.

We are an early-stage company and as such, we are subject to many risks including under-capitalization, cash shortages, and limitations with respect to personnel, financial and other resources and the lack of revenue. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of our early stage of operations. Our prospects must be considered speculative in light of the risks, expenses, and difficulties frequently encountered by companies in their early stages of operations, particularly in the highly competitive and rapidly evolving markets in which we operate. To attempt to address these risks, we must, among other things, successfully implement our business plan, marketing, and commercialization strategies, respond to competitive developments, and attract, retain, and motivate qualified personnel. A substantial risk is involved in investing in us because, as a smaller commercial enterprise that has fewer resources than an established company, our management may be more likely to make mistakes, and we may be more vulnerable operationally and financially to any mistakes that may be made, as well as to external factors beyond our control.

We currently have negative operating cash flows.

Since inception, we have generated significant negative cash flow from operations, financed in great part through equity financing. There can be no certainty that we will ever achieve or sustain profitability or positive cash flow from our operating activities. In addition, our working capital and funding needs may vary significantly depending upon a number of factors including, but not limited to:

●	progress of our manufacturing, licensing, and distribution activities;
●	collaborative license agreements with third parties;
●	opportunities to license-in beneficial technologies or potential acquisitions;
●	potential milestone or other payments that we may make to licensors or corporate partners;

●	technological and market consumption and distribution models or alternative forms of proprietary technology for game-changing applications in the military and homeland security market that affect our potential revenue levels or competitive position in the marketplace;
●	the level of sales and gross profit;
●	costs associated with production, labour, and services costs, and our ability to realize operation and production efficiencies;
●	fluctuations in certain working capital items, including product inventory, short-term loans, and accounts receivable, that may be necessary to support the growth of our business; and
●	expenses associated with litigation.

There is no guarantee that we will ever become profitable. To date, we have generated limited revenues and a large portion of our expenses are fixed, including expenses related to facilities, equipment, contractual commitments and personnel. With the anticipated commercialization of certain of our product offerings during our fiscal year ending September 30, 2025 (“Fiscal 2025”), we expect our net losses from operations will improve. Our ability to generate additional revenues and potential to become profitable will depend largely on the timely productization of our products, coupled with securing timely, cost-effective outsourced manufacturing arrangements and marketing our products, as well as continued growth of our government service contracts. There can be no assurance that any such events will occur or that we will ever become profitable. Even if we achieve profitability, we cannot predict the level of such profitability. If we sustain losses over an extended period of time, we may be unable to continue our business.

Global inflationary pressure may have an adverse impact on our gross margins and our business.

Between December 31, 2021, and September 30, 2025, we have experienced higher than normal global inflation rates, resulting in higher than normal increases in cost for some of the raw materials (batons / custom chemicals and casings) that we source to manufacture the ammunition for our ARWEN launchers. However, this increase in cost had a small negative impact to the overall gross margin earned from the sales of ARWEN ammunition.

As we are not yet in the high volume production phase for the counter-threat business lines, we do not currently procure large volume of raw materials and therefore the current inflation is negligible for these business lines except for labour costs relating to research and development (“R&D”) activities. During our Fiscal 2025, we incurred significant payroll cost increases for some of our employees in order to retain and hire engineers given the strong local demand for experienced software and hardware engineers. While we believe we will be able to pass on this inflation cost to our prospective military customers, there is no assurance that we will succeed. Accordingly, continued inflationary pressure may have an adverse impact on our gross margins and could have a material adverse effect on our business, financial condition, results of operations or cash flows.

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

A significant portion of our revenue for Fiscal 2025 is considered to be non-recurring. We have significantly reduced our reliance on non-recurring revenues during Fiscal 2025 with the staffing of Directorate Land Command Systems Program Management Software Engineering Facility (“DSEF”) and the land command, control, communications, computers, intelligence, surveillance and reconnaissance (“Land C4ISR”) resources.

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

To achieve a scalable operating model with minimal capital expenditures, we plan to rely upon strategic alliances with original equipment manufacturers (“OEMs”) for the manufacturing and distribution of our products. There can be no assurance that such strategic alliances can be achieved or will achieve their goals.

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

As we expect to commercialize certain of our product lines in our fiscal year ending September 30, 2026 (“Fiscal 2026”), we may depend on certain domestic and international suppliers for the delivery of components and materials used in the assembly of our products and certain accessories including ammunition, used with our products. Further, any reliance on third-party suppliers may create risks related to our potential inability to obtain an adequate supply of components or materials and reduced control over pricing and timing of delivery of components and materials. We currently have no long-term agreements with any of our suppliers and there is no guarantee the supply will not be interrupted.

In light of the current global supply chain challenges caused by global instability, components used in the manufacture of our products may be delayed, become unavailable or discontinued. Any delays may take weeks or months to resolve. Further, parts obsolescence may require us to redesign our product to ensure quality replacement components. While we have not been impacted significantly from the above events to date, there is no assurance that we will not experience significant setback in operations if the global supply chain challenges worsen or continue to persist for a longer period of time. Accordingly, supply chain delays could cause significant delays in manufacturing and loss of sales, leading to adverse effects significantly impacting our financial condition or results of operations.

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

We rely on third parties to ship, transport, and provide logistics for our products. Further, we plan on relying on third parties to manufacture, market and sell our PARA SHOTTM system products. Our dependence on a limited number of third parties for these services leaves us vulnerable due to our need to secure these parties’ services on favorable terms. Loss of, or an adverse effect on, any of these relationships or failure of any of these third parties to perform as expected could have a material and adverse effect on our business, sales, results of operations, financial condition, and reputation.

We may be subject to product liability proceedings or claims.

We may be subject to proceedings or claims that may arise in the ordinary conduct of the business, which could include product and service warranty claims, which could be substantial. Product liability for us is a major risk as some of our products will be used by military personnel in theaters-of-war (for the Tactical and Counter-Threat product offerings) and by consumers and law enforcement (for the less-lethal systems). The occurrence of product defects due to non-compliance of our manufacturing specifications and the inability to correct errors could result in the delay or loss of market acceptance of our products, material warranty expense, diversion of technological and other resources from our product development efforts, and the loss of credibility with customers, manufacturers’ representatives, distributors, value-added resellers, systems integrators, OEMs and end-users, any of which could have a material adverse effect on our business, operating results and financial conditions. To mitigate product liability risk, our products will be sold with a liability disclaimer for misuse of the product.

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

We use third parties for certain hardware, software, telecommunications and other information technology (“IT”) services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations. Moreover, failure to meet the minimum cybersecurity requirements for defense contracts may disqualify us from participating in the tendering process. To date, we have not experienced any losses relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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

These risks may include:

●	laws and policies affecting trade, investment and taxes, including tariffs, laws and policies relating to the repatriation of funds and withholding taxes, changes in these laws and non-trade barriers
●	anti-corruption laws and regulations such as the Foreign Corrupt Practices Act that impose strict requirements on how we conduct our foreign operations and changes in these laws and regulations;
●	changes in local regulatory requirements, including restrictions on content and differing cultural tastes and attitudes;
●	international jurisdictions where laws are less protective of intellectual property and varying attitudes towards the piracy of intellectual property;
●	financial instability and increased market concentration of buyers in foreign markets;
●	the instability of foreign economies and governments;
●	fluctuating foreign exchange rates;
●	the spread of communicable diseases in such jurisdictions, which may impact business in such jurisdictions; and
●	war, pandemics, other health crises and acts of terrorism

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

Certain of our directors, officers, and other members of management serve (and may in the future serve) as directors, officers, and members of management of other companies and therefore, it is possible that a conflict may arise between their duties as one of our directors, officers or members of management and their duties as a director, officer or member of management of such other companies. Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

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

Our success depends in large part upon the continued service of key members of our management team. Because we do not maintain “key person” life insurance on any of our executive officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, may have a material adverse effect on our business, financial condition, and results of operations.

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

While to date we have mainly focused on developing our own products, from time to time, we could be engaged in discussions and activities with respect to possible business and/or technology acquisitions or licensing, sale of assets, business combinations, or joint ventures with the view of either complementing or expanding our internally developed products. These acquisitions and licensing activities are not crucial to our long-term business success. The anticipated benefit from any of the transactions we may pursue may not be realized as expected. Regardless of whether any such transaction is consummated, the negotiation of a potential transaction and the integration of the acquired business or technology, acquired or licensed, could incur significant costs and cause diversion of management’s time and resources. Any such transaction could also result in impairment of goodwill and other intangibles, development write-offs, and other related expenses. Such transactions may pose challenges in the consolidation and integration of IT, accounting systems, personnel, and operations. We may have difficulty managing the combined entity in the short term if we experience a significant loss of management personnel during the transition period after a significant acquisition. We may also have difficulty managing the product development and commercialization following a technology acquisition or licensing. No assurance can be given that expansion, licensing or acquisition opportunities will be successful, completed on time, or that we will realize expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits. Any of the foregoing could have a material adverse effect on our business, financial condition, operating results, liquidity, and prospects.

Claims against us relating to any acquisition, licensing or business combination may necessitate seeking claims against the seller for which the seller may not indemnify us or that may exceed the seller’s or licensor’s indemnification obligations.

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

For certain of our product lines, we have elected to protect our technology and products as trade secrets as opposed to seeking patent protection. We may, in future, elect to seek patent protection for some of our future products. While we believe that our products and other intellectual property do not infringe upon the proprietary rights of third parties, our commercial success depends, in part, upon us not infringing on the intellectual property rights of others. A number of our competitors and other third parties have been issued or may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those utilized by us. Some of these patents may grant very broad protection to the owners of the patents. While we have engaged external intellectual property legal counsels to undertake an extensive review of existing third-party patents and prepare our patent applications for some of our products (see Item 4.B. - Business Overview), there is no assurance that their reviews and conclusion will not prevail if challenged by a third party of an alleged infringement of their intellectual properties. We may become subject to claims by third parties that our technology infringes their intellectual property rights due to the growth of products in our target markets, the overlap in functionality of those products and the prevalence of products. We may become subject to these claims either directly or through indemnities against these claims that we provide to end-users, manufacturer’s representatives, distributors, value-added resellers, system integrators and OEMs. Litigation may be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than we and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for a longer period of time than us. Regardless of their merit, any such claims could be time consuming to evaluate and defend, result in costly litigation, cause product shipment delays or stoppages, divert management’s attention and focus away from the business, subject us to significant liabilities and equitable remedies, including injunctions, require that we enter into costly royalty or licensing agreements and require that we modify or stop using infringing technology. Additionally, any intellectual property we develop could be restricted or appropriated by the U.S. government if deemed critical to national security.

We may be prohibited from developing or commercializing certain technologies and products unless we obtain a license from a third party. There can be no assurance that we will be able to obtain any such license on commercially favorable terms or at all. If we do not obtain such a license, we could be required to cease the sale of certain of our products.

Changes to U.S. or other countries’ trade policies and tariff and import/export regulations and rates, or our failure to comply with such regulations may have an adverse effect on our business, financial condition, and results of operations.

Changes in import and export policies, including trade restrictions, new or increased tariffs or quotas, embargoes, sanctions and countersanctions, safeguards or customs restrictions by the U.S. and/or other foreign governments, and/or general uncertainty about potential changes in such policies, could require us to change the way we conduct business and/or adversely affect our financial condition, results of operations, reputation, and our relationships with customers, vendors, and employees in the short- or long-term.

The U.S. government recently announced tariffs on product imports from certain countries. The current environment is dynamic and uncertain, as the U.S. President has imposed, modified and paused tariffs, and granted exemptions from tariffs, on different countries and products multiple times since taking office in January 2025. These actions have resulted in reciprocal tariffs or other countermeasures from other countries, and may result in further retaliatory measures on U.S. goods. If implemented and maintained, these tariffs and the potential escalation of trade disputes could pose a risk to our business that could affect our revenue and our expenses as certain of our products are manufactured in United States. Our domestic suppliers may incur tariffs leading to increased prices. We are closely monitoring this evolving situation and evaluating our responses, which may include shifts in sourcing strategies, price adjustments, or other cost-mitigation measures. However, there can be no assurance that we will be able to fully mitigate the financial and competitive impacts of such tariffs or trade restrictions. In addition, changing U.S. tariff and trade policies could cause higher inflation, higher interest rates and slower economic growth or recession in the U.S., which could adversely affect demand for our products and services. At this time, the overall impact on our business related to these tariffs and trade policies remains uncertain and depends on multiple factors, including the duration and potential expansion of current tariffs, future changes to tariff rates, scope, or enforcement, retaliatory measures by impacted exporting countries, inflationary effects and broader macroeconomic responses, changes to consumer purchasing behavior, and the effectiveness of our responses in managing these challenges. Further, actions we take to adapt to new tariffs or trade restrictions may increase risk or may cause us to modify our operations, which could be time-consuming and expensive; impact pricing, which could impact our sales, profitability, and our reputation; or cause us to forgo business opportunities.

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

Our customers in the United States are global defense contractors and they are subject to various United States government regulations which some may be passed on to us in order for them to be compliant. The most significant regulations and regulatory authorities that may affect our future business include the following:

●	the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under, United States government contracts;
●	the Truth in Negotiations Act, which requires certification and disclosure of all factual cost and pricing data in connection with contract negotiations;
●	the False Claims Act and the False Statements Act, which impose penalties for payments made on the basis of false facts provided to the government and on the basis of false statements made to the government, respectively;
●	the Foreign Corrupt Practices Act, which prohibits United States companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantage; and
●	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes or determined to be “controlled unclassified information” and the exportation of certain products and technical data.

Our failure to comply with applicable regulations, rules and approvals; changes in the United States government’s interpretation of such regulations, rules and approvals as have been and are applied to our contracts, proposals or business or misconduct by any of our employees could result in the imposition of fines and penalties, the loss of security clearances, a decrease in profitability, or the loss of our subcontract contracts with United States defense contractors generally, any of which could harm our business, financial condition and results of operations.

A decline in the United States and other government budgets, changes in spending or budgetary priorities, or delays in contract awards may significantly and adversely affect our future revenue.

For the years ended September 30, 2025, 2024 and 2023, 7%, 10%, and 3%, respectively, of the Company’s revenue was denominated in U.S. dollar driven by contracts with U.S. prime contractors in the defense sector. Our results of operations could be adversely affected by government spending caps or changes in government budgetary priorities, as well by delays in the government budget process, program starts, or the award of contracts or orders under existing contracts. As a result, the market for our military solution may be impacted due to shifts in the political environment and changes in the government and agency leadership positions under the new United States administration. If annual budget appropriations or continuing resolutions are not enacted timely, we could face United States government shutdown, which could adversely impact our business and our ability to receive indirectly timely payment from United States government entities on future contracts.

United States government contracts are generally not fully funded at inception and contain certain provisions that may be unfavorable to us.

We have entered into defense contracts with United States prime defense contractors, which it in turns transact directly with the United States government.

United States government contracts typically involve long lead times for design and development and are subject to significant changes in contract scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. In addition, United States government contracts generally contain provisions permitting termination, in whole or in part, at the government’s convenience or for contractor default.

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

We may be subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our products, technology, operations, and markets. For example, the development, production, exportation, importation, and transfer of our products and technology is subject to Canadian and provincial laws. Further, as we plan to conduct business in the United States, we will also be subject to United States and foreign export control, sanctions, customs, import and anti-boycott laws and regulations, including the Export Administration Regulations (the “EAR”) (collectively, the “Trade Control Laws”). If one or more of our products or technology, or the parts and components we buy from others, is or become subject to the International Traffic in Arms Regulations (the “ITAR”) or national security controls under the EAR, this could significantly impact our operations, for example by severely limiting our ability to sell, export, or otherwise transfer our products or technology, or to release controlled technology to foreign person employees or others in the United States or abroad. We may not be able to retain licenses and other authorizations required under the applicable Trade Control Laws. The failure to satisfy the requirements under the Trade Control Laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, export, import, and/or in-country transfer of our products and technology, which could adversely affect our revenues and profitability.

Failure by us, our employees, or others working on our behalf to comply with the applicable government policies and regulations could result in administrative, civil, or criminal liabilities, including fines, suspension, debarment from bidding for or performing government contracts, or suspension of our export privileges, which could have a material adverse effect on us.

The following risk relates specifically to PARA SHOTTM business line:

We will be subject to regulation in the United States for our less-lethal systems.

While our PARA SHOTTM devices are less-lethal (based on the kinetic energy of our projectiles), these are automatically classified as a form of firearm under the United States Bureau of Alcohol, Tobacco and Firearms (“ATF”) rules and regulations because we use pyrotechnic based primers in our proprietary ammunition cartridges. We have therefore self-classified our.67 caliber PARA SHOTTM single shot device as not only a firearm, but a “destructive device” in accordance with the ATF regulations. We intend to self-classify our other PARA SHOTTM devices as a form of a firearm under ATF regulations until such time as we have found an alternative for primers (i.e., a non-pyrotechnic gas generator) to launch our projectiles, and therefore be subject to ATF regulations. We are currently reviewing an alternative to replace the primer with actuator technology that is in the developmental phase and accordingly, there is no assurance that we will succeed and consequently the replacement of the primer may adversely affect our future revenues and related results of operations, business, prospects, and financial condition. Further, in the event we have implemented an alternative to replace the primer and then self-classify our PARA SHOTTM devices as “non-firearm”, there is no assurance that the ATF may not contest our self-classification, which could result in discontinuing sales to consumers with no firearm license where required by state law. Accordingly, this could also adversely affect our future revenues and related results of operations, business, prospects, and financial condition.

Because our business model relies on outsourced production, we have no plans of becoming a firearm manufacturer in the United States but rather to continue to partner with a federal firearms license (“FFL”) manufacturer for the production and distribution of our PARA SHOTTM products. Accordingly, post commercialization in the United States the burden to comply with ATF rules and regulations applicable to the manufacturing and distribution process will be with our FFL business partners.  Our primary risk of governmental interruption of manufacturing and distribution therefore lies within the operations and attendant internal control environment of our FFL business partners.

Furthermore, with respect to transfers to end users (government, military, or consumer), the obligation to comply with ATF rules and regulations and any applicable state laws resides with the downstream FFL wholesaler/distributor/retailer and any penalties levied upon such parties do not flow up the distribution chain.

See Item 4.B. - Business Overview – Government Regulations – Less-Lethal for a summary of relevant regulation in the United States for our less-lethal business line.

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

Our technological solutions are in new and rapidly evolving markets. The military, civilian public safety, professional and personal defense markets we target are in early stages of customer adoption. Accordingly, our business and future prospects may be difficult to evaluate. We cannot accurately predict the extent to which demand for our products and services will develop and/or increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact our ability to do the following:

●	generate sufficient revenue to obtain and/or maintain profitability;
●	acquire and maintain market share;
●	achieve or manage growth in operations;
●	develop and renew contracts;
●	attract and retain additional engineers and other highly-qualified personnel;
●	successfully develop and commercially market products and services;
●	adapt to new or changing policies and spending priorities of governments and government agencies; and
●	access additional capital when required or on reasonable terms.

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

We have directors and officers liability (“D&O”) insurance we believe to be adequate to cover risk exposure for us and our directors and officers, who we indemnify to the full extent permitted by law, there is no guaranty that such coverage will be adequate in the event of litigation.

Our coverage needs for D&O insurance may change or increase in the future for various reasons including changes in our market capitalization, changes in trading volume or changes in the listing rules of exchanges or marketplaces on which our securities may trade from time to time. There is no guarantee that such coverage will be available or available at reasonable rates. While we have obtained new D&O insurance before completing the Nasdaq listing and may need to increase our D&O coverage as needed in the future, there can be no assurance that we will be able to do so at reasonable rates or at all, or in amounts adequate to cover expenses and liability should litigation occur. Without adequate D&O insurance, the costs of litigation including amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to us could have a material adverse effect on our financial condition, results of operations and liquidity. Further, if we are unable to obtain adequate D&O insurance in the future for any reason, we may have difficultly retaining and attracting talented and skilled directors and officers, which could adversely affect our business, and may be unable to list our Common Shares on a national exchange in the United States, which could impact the liquidity and value of our stock.

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

Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, prospects, financial condition and results of operations.

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

As a result of this volatility, investors may experience losses on their investment in our Common Shares. A volatile market price of our Common Shares also could adversely affect our ability to issue additional Common Shares or other securities and our ability to obtain additional financing in the future.

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

The Common Shares have been listed on the TSX Venture Exchange (“TSXV”) since September 22, 2020, Nasdaq since December 7, 2022, and the Frankfurt Stock Exchange since March 29, 2022. Additionally, the warrants issued on December 9, 2022, in the public offering in the United States (the “U.S. IPO Warrants”) are listed on Nasdaq and the Canadian Warrants issued in the Canadian Offering on September 13, 2022, are listed on the TSXV. There can be no assurance an active and liquid market for the Common Shares, Canadian Warrants or U.S. IPO Warrants will be maintained.

If we fail to comply with any of the continued listing requirements of the TSXV or Nasdaq, such stock exchange may take enforcement actions, which could include the suspension or delisting of the Common Shares. In the event of a suspension or delisting, the liquidity of the Common Shares would likely be materially and adversely affected, investors may have difficulty buying or selling the Common Shares, and the market price of the Common Shares could decline significantly. In addition, a delisting could impair the Company’s ability to raise additional capital, limit its ability to use its securities for acquisitions or other strategic transactions, and result in increased volatility and reduced analyst coverage. Any of the foregoing could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

If we are unable to satisfy the requirements of Sarbanes-Oxley or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned.

We are subject to the requirements of SOX. Section 404 of SOX (“Section 404”) requires companies subject to the reporting requirements of United States securities laws to complete a comprehensive evaluation of their internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the JOBS Act, as amended, we are classified as an “emerging growth company.” Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of SOX. Under this exemption, our independent auditor is not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period, except in the event this is accelerated if we lose our status as an “emerging growth company”. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow both domestically and internationally, organically and through acquisitions, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by SOX. If management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

Risk Related to Our Securities

If the Company were to constitute a “passive foreign investment company” or “PFIC”, adverse U.S. federal income tax consequences may result for U.S. investors.

The Company believes that it was not a PFIC (as defined below under the heading “Certain United States Federal Income Tax Considerations”) for its most recently completed tax year. The Company’s PFIC classification for its current or future tax years is uncertain and may depend on, among other things, how quickly the Company may raise cash pursuant to recent offerings, the manner in which, and how quickly, the Company utilizes its cash on hand and the cash proceeds received from recent offerings, as well as on changes in the market value of its Common Shares. Whether the Company is a PFIC for any taxable year will also depend on the composition of its income and the composition, nature and value of its assets from time to time (including the value of its goodwill, which may be determined by reference to the value of the Common Shares, which could fluctuate). Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which a U.S. Holder (as defined below under the heading “Certain United States Federal Income Tax Considerations”) holds Common Shares. If the Company is a PFIC for any year during a U.S. Holder’s holding period of Common Shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of its Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. Holder. Subject to certain limitations, these tax consequences may be mitigated if a U.S. Holder makes a timely and effective QEF Election (as defined below under the heading “Certain United States Federal Income Tax Considerations”) or a Mark-to-Market Election (as defined below under the heading “Certain United States Federal Income Tax Considerations”). U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. Accordingly, prospective investors should assume that a QEF Election will not be available. A U.S. Holder that makes the Mark-to-Market Election with respect to the Common Shares generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the U.S. Holder’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

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

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company’s financial performance and the value of the Common Shares. Such proposed legislation remains subject to change, and its impact on the Company and purchasers of the Common Shares is uncertain.

Our status as a Foreign Private Issuer under United States Securities Laws.

We are a “foreign private issuer”, under applicable United States federal securities laws, and are, therefore, not subject to the same requirements that are imposed upon United States domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of United States domestic reporting companies. As a result, we do not file the same reports that a United States domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

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

As a foreign private issuer whose securities are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain corporate governance requirements otherwise applicable to U.S. domestic issuers under Nasdaq rules. As disclosed in this Annual Report, we currently rely on certain of these exemptions. To the extent we continue to rely on, or elect to rely on additional, foreign private issuer exemptions in the future, the level of corporate governance oversight and disclosure applicable to us may differ from that of U.S. domestic issuers. Accordingly, our shareholders may not be afforded the same protection as those provided under Nasdaq corporate governance rules for U.S. domestic issuers.

We are an emerging growth company and rely on exemptions from certain disclosure requirements which may make our Common Shares less attractive to investors.

We are an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and we will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of USD$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous three year period, issued more than USD$1,000,000,000 in non-convertible debt; and (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Exchange Act. We will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of our second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be USD$700,000,000 or more.

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

To maintain the listing of our Common Shares on Nasdaq, we must satisfy minimum financial and other continued listing requirements and standards, including those related to the price of our Common Shares. Pursuant to the requirements of Nasdaq, if the closing bid price of a company’s stock falls below US$1.00 per Common Share for 30 consecutive business days (the “Minimum Bid Requirement”), Nasdaq will notify the company that it is no longer in compliance with the Nasdaq listing qualifications. If a company is not in compliance with the Minimum Bid Requirement, the company will have 180 calendar days to regain compliance.

There can be no assurance that we will maintain compliance with the Minimum Bid Requirement and the other listing requirements of the Nasdaq, or that we will not be delisted. If we are not able stay in compliance with the Minimum Bid Requirement, there is a risk that the Common Shares may be delisted from Nasdaq, which would adversely impact liquidity of our Common Shares and potentially result in even lower bid prices for our Common Shares.

A delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our Common Shares from dropping below the Minimum Bid Requirement or prevent future non-compliance with Nasdaq’s listing requirements.

The liquidity of our Common Shares may be decreased as a result of the 2024 Reverse Split and the 2025 Reverse Split.

On October 10, 2024, the Company announced that it will effect a consolidation of the Company’s issued and outstanding Common Shares on the basis of ten (10) pre-consolidation Common Shares for each one (1) post-consolidation Common Share (the “2024 Reverse Split”). The 2024 Reverse Splitt was effective on October 23, 2024.

On April 21, 2025, the Company announced that it will effect a consolidation of the Company’s issued and outstanding Common Shares on the basis of twenty-one (21) pre-consolidation Common Shares for each one (1) post-consolidation Common Share (the “2025 Reverse Split”, and together with the 2024 Reverse Split, the “Reverse Splits”). The 2025 Reverse Split was effective at 12:01 a.m. Eastern Daylight Time April 23, 2025, on the Nasdaq and was effective at 12:01 a.m. Eastern Daylight Time on April 24, 2025, on the TSXV.

The liquidity of the shares of our Common Shares may be affected adversely by the Reverse Splits given the reduced number of shares that are now outstanding, especially if the market price of our Common Shares does not increase as a result of the Reverse Splits. In addition, the Reverse Splits may increase the number of shareholders who own odd lots (less than 100 shares) of our Common Shares, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

Although we believe that a higher market price of our Common Shares may help generate greater or broader investor interest, there can be no assurance that our increased share price following the Reverse Splits will actually attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our Common Shares will satisfy the investing requirements of those investors. As a result, the trading liquidity of our Common Shares may not necessarily improve.

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

Name, Address and Incorporation

DEFSEC Technologies Inc. is a corporation domiciled in Canada and was incorporated under the BCBCA on November 28, 2017. On June 30, 2025, the Company changed its name from KWESST Micro Systems Inc. to DEFSEC Technologies Inc. We develop and commercialize next-generation tactical systems for military, security, and personal defense markets. Key market segments and solutions addressed by our proprietary solutions are:

(i)	less-lethal products with broad application in the professional and personal defense market,
(ii)	modernized digitization of tactical teams for shared real-time situational awareness in the military and public safety markets, and
(iii)	counter-measures against threats such as drones, lasers and electronic detection for the military market.

Our business activities are carried on by our wholly-owned subsidiaries, see Item 4.C. - Organizational Structure.

Our registered office is located at 2900 – 550 Burrard Street, Vancouver, British Columbia V6C 0A3 and our principal place of business is located at 80 Hines Rd, Suite #300, Ottawa, Ontario, Canada, K2K 2T8.

The transfer agent and registrar of the Company is TSX Trust Company, 650 West Georgia St. Suite 2700 Vancouver, British Columbia V6B 4N9.

Our Common Shares are listed and posted for trading on Nasdaq under the symbol “DFSC”, the TSXV under the trading stock symbol “DFSC.V” and the Frankfurt Stock Exchange under the stock symbol of “62U2”. Certain of our warrants are listed and posted for trading on Nasdaq under the symbol “DFSCW”.

Following the closing of the Qualifying Transaction on September 17, 2020 (as defined below) pursuant to the policies of the TSXV, we changed our fiscal year end from December 31st to September 30th.

The SEC maintains an internet site at http://www.sec.gov/edgar that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet site is https://www.kwesst.com; our telephone number is (613) 241-1849.

Events in the Development of the Business

All share-related information presented in this section gives effect to the Reverse Splits.

Inception to 2019 Highlights

DEFSEC was formed in April 2017. DEFSEC was founded to pursue advanced projects within the defense and security fields. We opened our offices in Ottawa, Ontario in May of 2017 and began development of what would become our core technology, TASCS. Our TASCS consists of a sensor package mounted to a soldier weapon and a display running a user interface program typically known as the Battlefield Management System (“BMS”).

Between May and September of 2017, we developed the first-generation prototype of the sensor package forming part of TASCS, combined with a basic BMS. DEFSEC started to collaborate with a United States military drone supplier, AeroVironment, Inc. (“AeroVironment”).

In March 2018, we successfully integrated AeroVironment’s drone data feed into DEFSEC’s TASCS.

From April 20, 2018, to December 14, 2018, DEFSEC completed several financings (collectively “DEFSEC 2018 Financing”) in the amount of $940,255 by way of revenue sharing agreements, related party loans and 10% convertible debentures to fund our working capital requirements.

2019 Highlights

On April 12, 2019, we won our first contract with AeroVironment valued at USD$100,000. In August 2019, we were in discussions with AeroVironment for a further contract to integrate our TASCS Indirect Fire Modules System (“TASCS IFM”) with AeroVironment’s Augmented Weapon Sight technology for the preproduction development of 60mm and 81mm mortar and machine gun mounts. This was delayed to April 2020 due to COVID-19 restrictions.

On October 1, 2019, we entered into an executive service agreement with DEFSEC Corporation (“DEFSEC Corp.”) in which its CEO, David Luxton, agreed to serve as our Chairman (refer to Compensation for remuneration information).

On October 24, 2019, we completed a private placement of Common Shares for gross proceeds of $1,015,000 at a price of $2,940 per Common Share, resulting in the issuance of 345 Common Shares.

On October 24, 2019, the revenue sharing agreements and convertible debentures that we issued as part of the DEFSEC 2018 Financing were settled by the issuance of: (i) 211 Common Shares, and (ii) $234,515 in principal amount of convertible notes, bearing interest at a rate of 10% per annum.

On November 18, 2019, we entered into a non-exclusive licensing agreement with AerialX Drone Solutions Inc. (“AerialX”) and licensed a technology required to manufacture, operate and use a drone whose principal function and purpose is to act as a projectile to intercept aerial threats using kinetic force.

During the quarter ended December 31, 2019, we started developing proprietary laser defense products to protect ground forces from a portable laser attack weapon developed and produced by a foreign adversary.

Fiscal 2020 Highlights

On January 30, 2020, we completed a private placement of 179 Common Shares at a price of $5,880 per Common Share for gross proceeds of $1,050,000.

On March 1, 2020, we entered into a consulting agreement with SageGuild, LLC (“SageGuild”) to provide United States business development support to facilitate the integration of our solutions/services into the U.S. Department of Defense markets. The monthly consulting fee comprised of cash and 2 Common Shares at a price of $7,350 per Common Share. In preparation for a go-public transaction, the Common Shares issuable in satisfaction of the consulting fee were amended to stock options starting from May 31, 2020, in which the exercise price was satisfied by services rendered by SageGuild.

On March 25, 2020, we completed a private placement of 58 Common Shares at a price of $7,350 per Common Share for gross proceeds of approximately $422,875.

On April 30, 2020, Foremost Ventures Corp. (“Foremost”), together with its wholly owned subsidiary, Subco, entered into an amalgamation agreement with KWESST Inc. pursuant to which Subco and KWESST Inc. agreed to amalgamate (the “Amalgamation”) to complete an arm’s length qualifying transaction, in accordance with the policies of the TSXV (the “Qualifying Transaction” or “QT”).

On April 25, 2020, AeroVironment issued an additional purchase order valued at USD$635,000 to provide increased capability to the AWS system. This generated approximately $530,000 of revenue in our fiscal year ended September 30, 2020 (“Fiscal 2020”).

On May 8, 2020, we issued an aggregate amount of $1,115,034 in convertible notes comprised of (i) $1,081,504 in principal amount of convertible notes convertible at $6,615 per Common Share, bearing interest at a rate of 15% per annum and (ii) a convertible note with a principal amount of $33,530 issued to a third party for services rendered in connection with the private placement, all of which, including accrued interest thereon, were automatically converted into 177 Common Shares upon closing of the Qualifying Transaction on September 17, 2020. Additionally, as an inducement, the note holders were entitled to receive 25% of the principal amount in the form of Common Shares based on a stock price of $6,615 per Common Share, resulting in the issuance of 41 Common Shares concurrently with the above conversion event.

On June 12, 2020, we entered into a technology agreement with SageGuild pursuant to which DEFSEC acquired GhostStep technology (the “GhostStep Technology Purchase Agreement”). We have since rebranded it as Phantom. The total purchase consideration was valued at approximately $482,000. For further information, see Item 4.A. – History and Development of the Company - Principal Capital Expenditures and Divestitures.

On July 9, 2020, DEFSEC issued 300 subscription receipts of DEFSEC at $10,292 per subscription receipt for aggregate gross proceeds of approximately $3,087,138, before share issuance costs. As part of the Qualifying Transaction, in September 2020, the 300 subscription receipts were converted into Common Shares, which were subsequently cancelled, and Common Shares were issued in exchange therefore.

On July 20, 2020, we won a contract with a United States military customer valued at USD$405,000 to integrate our TASCS IFM with a mortar system.

On September 17, 2020, DEFSEC completed the Qualifying Transaction with Foremost. The Amalgamation was structured as a three-cornered amalgamation and, as a result, the amalgamated corporation, named “KWESST Inc.”, became a wholly owned subsidiary of Foremost, which changed its name to “KWESST Micro Systems Inc.” Immediately following the completion of the Amalgamation, there were 2,807 Common Shares outstanding, and the former shareholders of KWESST Inc., along with the holders of the subscription receipts and convertible notes of KWESST Inc., owned approximately 97.8% of the issued and outstanding Common Shares. This constituted a reverse acquisition for accounting purposes under IFRS.

On September 22, 2020, the Common Shares began trading on the TSXV under the stock symbol “KWE”.

Fiscal 2021 Highlights

On December 16, 2020, following successful trials, a United States military customer awarded a follow-on order of USD$799,000 with new hardware and software requirements coupled with additional military trials.

On January 14, 2021, we entered into a definitive technology purchase agreement to acquire the Low Energy Cartridge (“LEC”) technology from DEFSEC (the “DEFSEC Purchase Agreement”), a proprietary less-lethal cartridge-based firing system (rebranded as the “PARA SHOTTM” system) for a total purchase consideration of approximately $2.9 million, subject to closing conditions. For further information, see Item 4.A. – History and Development of the Company - Principal Capital Expenditures and Divestitures.

On February 4, 2021, the Common Shares commenced quotation on the OTCQB under the stock symbol “KWEMF.”

On April 5, 2021, DEFSEC and AerialX entered into an amended and restated license agreement in which we obtained exclusive rights to manufacture, operate, and use its drone for the Counter Unmanned Aerial Systems (“C-UAS”) market, for the United States Department of Defense and Canada’s Department of National Defense. For further information, see Item 4.A. – History and Development of the Company - Principal Capital Expenditures and Divestitures.

On April 29, 2021, we completed a private placement of 243 units at a price of $18,375 per unit for gross proceeds of approximately $4,470,071 (the “April 2021 Private Placement”), as amended in August 2021. Each unit consisted of 210 Common Shares and 14,700 Common Share purchase warrants, exercisable at a price of $367.50 for each Common Share (14,700 warrants for 210 Common Shares) for a period of 24 months. Following this closing, we also closed the acquisition of the PARA SHOTTM system on the same day.

On July 9, 2021, we held our first live demonstration of the PARA SHOTTM system in Whistler, British Columbia. Following this successful live demonstration, on July 12, 2021, we announced details of our commercialization road map for the PARA SHOTTM system, including the unveiling of our products at the 2022 SHOT Show® in Las Vegas, Nevada to be held January 18 to 21, 2022.

On July 21, 2021, we announced that Brandon Tatum agreed to be our strategic advisor and advocate for the LEC System. Mr. Tatum is a former Tucson Police Officer and runs a successful YouTube channel called “The Officer Tatum”, with over 1.9 million subscribers, as well as other social media platforms and a nationally syndicated radio show on the Salem Radio Network.

On August 31, 2021, the Common Share purchase warrants issued in the April 2021 Private Placement were listed for trading on the TSXV under the stock symbol “KWE.WT.U”

On September 16, 2021, we completed a private placement of 51 units at a price of $29,400 per unit for gross proceeds of approximately $1,500,000. Each unit consisted of 210 Common Shares and 14,700 Common Share purchase warrants, exercisable at a price of $493.50 for each Common Share (14,700 warrants for 210 Common Shares) for a period of 24 months.

On September 28, 2021, we announced our strategic partnership with Stryk Group USA for the commercialization of our PARA SHOTTM system in the United States.

Fiscal 2022 Highlights

On October 4, 2021, we announced the introduction to market of our Phantom electronic battlefield decoy, including advanced negotiation with a global defense contractor to provide Phantom units as part of the contractor tender for armored vehicles to a large NATO customer. There were only two bidders that have qualified for this opportunity.

On October 13, 2021, we announced that we are accelerating the readiness of deployable and man-wearable Battlefield Laser Detection Systems (“BLDS”) for first deliveries available by end of Q1 of our fiscal year ended September 30, 2022 (“Fiscal 2022”), following military interest from a number of NATO land and Special Operation Forces at the signature European defense show, DSEI, which took place in London, UK, on September 13 to 18, 2021. While no deliveries took place in Fiscal 2022, on November 2, 2022, we won our first customer order of USD$330,000 from Nordic Defence & Security AS of Oslo, Norway, a trading and consulting agency offering solutions for the army, navy, and air force in addition to other professional users such as the police, fire departments and different security dependent organizations, for the provision of four BLDS to be delivered by May 2, 2023. These BLDS units were to be mounted and integrated on the new combat patrol vehicles for Norwegian Special Operating Forces (“SOF”) now in prototype build. Through this initial order, we are well positioned to supply a higher quantity of BLDS if the Norwegian SOF combat vehicle proceeds into full production. There is no assurance on timing or that we will receive additional orders for our BLDS from Norwegian SOF.

On November 12, 2021, we announced that General Dynamics Land Systems (“GDLS”) selected DEFSEC’s Phantom electronic battlefield decoy as part of its ongoing efforts to develop a next generation multi-million domain mobile capability at the tactical level. If GDLS wins the contract with their United States military customer, we have estimated the potential value for this contract to DEFSEC could be more than USD$40 million, depending on the number of Phantom units per military vehicle and final pricing based on volume. Accordingly, there is no assurance that we will be awarded this contract or if we are, what the value of such contract will be to DEFSEC.

On November 15, 2021, we conducted live fire demonstration for investors of our initial less-lethal cartridge-based single shot device near Toronto, Ontario, including an opportunity for these investors to use the devices. Further, on January 14, 2022, we announced the unveiling of our less-lethal cartridge-based products under the brand PARA SHOTTM at the 2022 SHOT Show® in Las Vegas held on January 18 to 21, 2022.

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

On December 14 and 16, 2021, we announced that we signed a Master Services Agreement with GDMS – Canada to support the development of digitization solutions for future Canadian land C4ISR programs. We estimate the contract’s value to DEFSEC to be up to $1.0 million over the next 12 months.

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

At the 2022 SHOT Show® held in Las Vegas from January 18th to 21st 2022, we showcased our initial PARA SHOTTM single shot device. Since this event, we have continued to make further improvements to this device based on positive feedback from the SHOT Show®. As of the date of this Annual Report, we have finalized the design of the single shot device and are in the process of producing small quantities for market testing prior to commercial launch this summer. We are also in the process of optimizing the design of our multi-shot device for market testing in June 2022 and commercial launch soon after. Our initial sales focus will be law enforcement agencies. (see Item 4.B. – Business Overview – Government Regulations).

On February 11, 2022, we filed United States patent application No. 17/669,420 claiming priority to a provisional patent application serial 63/148,163 by the U.S. Patent and Trademark Office (“USPO”) for our PARA SHOTTM system.

On March 11, 2022, we closed a non-secured and non-convertible loan financing transaction with a syndicate of lenders for aggregate loan proceeds of $1.8 million and an additional $0.2 million on March 15, 2022, for a gross total of $2.0 million (the “Unsecured Loans”). The Unsecured Loans bear interest at a rate of 9.0% per annum, compounded monthly and not in advance, and have a maturity of thirteen months, with DEFSEC having the option to repay the whole or any part of the Unsecured Loans, without penalty or premium, at any time prior to the close of business on the maturity date. The principal amount is due only at maturity. As part of the terms of the Unsecured Loans, we issued an aggregate of 68 bonus Common Shares to the lenders. These Common Shares were issued pursuant to prospectus exemptions of applicable Canadian securities laws and therefore subject to a four-month plus one day trading restriction.

On March 29, 2022, the Common Shares commenced trading on the Frankfurt Stock Exchange under the stock symbol “62U.” We believe this listing will provide us with the opportunity to further increase our investor base globally, improve our stock liquidity, and promote DEFSEC to the European financial markets.

We announced on April 4, 2022, with the war in Ukraine, that we are currently actioning a number of NATO and non-NATO country requests for quotations of our Phantom electronic decoy and laser detection products. While we are confident that this activity will generate sales orders before the end of Fiscal 2022, there is no assurance that we will be successful.

On April 22, 2022, we issued 4 Common Shares to the selling shareholders of Police Ordnance as a result of achieving the performance milestone as defined in the share purchase agreement.

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

On July 14, 2022, we closed a non-brokered private placement, resulting in the issuance of 109 units at a price of $3,160.50 per unit, for aggregate gross proceeds of approximately $0.34 million. Each unit consisted of one Common Share and 1,470 one-half Common Share purchase warrants, exercisable at a price of $59.85 for each Common Share (14,700 warrants for 210 Common Shares) for a period of 24 months. Certain of our directors and officers participated in the amount of $87,500.

On August 16, 2022, we announced that we publicly filed a registration statement on Form F-1 with the SEC relating to a proposed public offering in the United States of common units (the “U.S. IPO Common Units”), consisting of one Common Share and a U.S. IPO Warrant, and pre-funded units, consisting of a pre-funded warrant to purchase one Common Share and a warrant to purchase one Common Share (the “U.S. IPO”).

On August 29, 2022, we announced that we closed two non-secured loans in the amount of USD$200,000 per loan with a third-party lender for an aggregate amount of USD$400,000. The first non-secured loan of USD$200,000 bears interest of 6% per annum and will mature on August 31, 2023. In connection with the first non-secured loan, we issued 423 bonus shares to the lender. The second non-secured loan of USD$200,000 (the “Second Loan”) bears interest of 6% per annum and will mature on August 31, 2023. For both loans, the repayment will be 110% of its principal and both loans are senior to our other unsecured indebtedness. The Second Loan contains certain provisions allowing us to apply to the TSXV to repay the principal amount by issuing Common Shares in accordance with the rules and regulations of the TSXV.

On September 13, 2022, we announced the commencement of an underwritten public offering in Canada of units (the “Canadian Units”) consisting of one Common Share and one Common Share purchase warrant (the “Canadian Warrants”) for gross proceeds of approximately USD$3 million (the “Canadian Offering”) following the filing of a preliminary short form base PREP prospectus with the securities regulatory authorities in each of the provinces of Canada, except Québec.

Fiscal 2023 Highlights

On October 28, 2022, in advance of the Nasdaq listing, we effected a one for seventy (1-for-70) reverse stock split of our Common Shares to meet Nasdaq’s initial listing requirements.

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

On December 6, 2022, our Common Shares and the U.S. IPO Warrants were approved for trading on Nasdaq under the symbols “KWE” and “KWESW”, respectively, and commenced trading on December 7, 2022. The SEC declared our Form F-1 Registration Statement effective on December 6, 2022.

On December 9, 2022, we announced the closing of the U.S. IPO and Canadian Offering, for aggregate gross proceeds of USD$14.1 million. In the U.S. IPO, we sold 11,904 U.S. IPO Common Units at a public offering price of USD$867.30 per unit. Each U.S. IPO Common Unit consisted of one Common Share and 210 U.S. IPO Warrants. The U.S. IPO Warrants have an exercise price of USD$1,050 per Common Share, were exercisable immediately, and expire five years from the date of issuance. The U.S. IPO Warrants are listed on Nasdaq under the symbol “KWESW”. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 199,000 pre-funded Common Share purchase warrants and 375,000 U.S. IPO Warrants. In the Canadian Offering, we sold 3,459 Canadian Units at a price to the public of USD$867.30 per unit. The Canadian Warrants have a per Common Share exercise price of USD$1,050, were exercisable immediately and expire five years from the date of issuance. The Canadian Warrants were listed on the TSXV under the symbol “KWE WT.U”.

On January 30, 2023, we announced the highlights of the 2023 SHOT SHOW where the Company’s new PARA SHOTTM products and its ARWEN® less-lethal launcher were showcased, in Las Vegas. The Company was invited to demonstrate and brief its ARWEN® 37mm launcher system to symposiums in 2023 to highlight the effectiveness of the ARWEN® platform for crowd control and for SWAT teams conducting high-risk arrests.

On February 14, 2023, we announced that the Company was showcasing its products at IDEX in Abu Dhabi, United Arab Emirates, and to exhibit and speak at Future Soldier 2023 Technology Conference in London, United Kingdom, as part of our international market development program.

On February 27, 2023, we announced the key business pursuits arising from IDEX in Abu Dhabi, United Arab Emirates including: (i) a digitization project to provide first responders with shared, real-time situational awareness in critical incident response; (ii) a digitization project to feed video footage directly to shipborne and ground personnel from airborne platforms conducting maritime patrol operations in the Gulf; (iii) equipping police and security forces in the MENA region with the Company’s new PARA SHOTTM less-lethal system through distributors the Company met with; and (iv) potential co-ventures with UAE defense technology agencies and financial partners, arranged through the Company’s investment bankers, Think Equity, New York.

On March 1, 2023, we announced that Steven Archambault stepped down as Chief Financial Officer (“CFO”) of the Company to pursue a new opportunity overseas.

On March 17, 2023, we announced the prospect of new European opportunities with military and major defense industry suppliers arising from our presentation at the Future Soldier Technology conference and its subsequent meetings in the United Kingdom.

On March 24, 2023, we announced that a G7 capital police force had adopted the Company’s new Overwatch Commander system for critical incident management.

On April 3, 2023, we announced that David Luxton assumed the role of Interim CFO in addition to his role as Executive Chairman.

On April 27, 2023, the TSXV approved the listing of the Canadian Warrants issued in the Canadian Offering in December 2022, commencing trading on May 1, 2023.

On May 2, 2023, we announced that the Company received notice of a contract award under a joint venture with two other defence industry partners, to perform software systems engineering work for the Canadian Department of National Defence (“DND”) for approximately $20 million over a span of five years (the “Canadian Government Contract”).

On May 29, 2023, we announced that at CANSEC 2023, that the Company planned to feature its capability to rapidly integrate and exploit digital information for the dismounted and mounted soldier to more than thirty visiting countries, including TAK integration, Tactical Digital Fires System and Command and Control On The Move, all vital aspects of soldier modernization for survivability.

On May 30, 2023, we announced the appointment of Sean Homuth as CFO and Chief Compliance Officer, effective June 12, 2023.

On July 19, 2023, we announced that we had entered into definitive agreements with a group of accredited and institutional investors for the issuance and sale of Common Shares (or Common Share equivalents) on a brokered private placement basis, for aggregate gross proceeds of approximately USD$5.6 million (the “July 2023 Private Placement”).

In connection with the July 2023 Private Placement, we entered into a placement agency agreement (the “July 2023 Placement Agency Agreement”) with ThinkEquity LLC (“ThinkEquity”) and a securities purchase agreement (the “July 2023 Securities Purchase Agreement”) and a registration rights agreement (the “July 2023 Registration Rights Agreement”) with the selling securityholders, all of whom were accredited or institutional accredited investors.

On July 21, 2023, we announced the closing of the offering and the issuance and sale of 11,775 Common Shares (or Common Share equivalents), for aggregate gross proceeds of USD$5,588,397. As a part of the offering, the Company issued 7,343 Common Shares at a price of USD$474.60 per Common Share and 930,548 pre-funded warrants at a price of USD$2.259 per pre-funded warrant, with each Common Share and 210 pre-funded warrants being bundled with 210 Common Share purchase warrant of the Company. As compensation for services rendered, the Company paid to ThinkEquity a cash fee of $475,013.14 representing 8.5% of the aggregate gross proceeds of the offering and issued 123,637 warrants to purchase 588 Common Shares.

On July 25, 2023, we announced that we had filed a U.S. patent application for the core module of our next-generation BLDS branded “BlaDE”, and that we will make the BlaDE module available as a plug-and-play offering to third-party OEMs for incorporation into their new and legacy electro-optical systems on armored vehicles.

Fiscal 2024 Highlights

On October 18, 2023, we announced our “KWESST LightningTM” scalable situational awareness solution for Public Safety market agencies during a critical incident. KWESST LightningTM will improve interoperability between agencies with lightning-fast time to engagement, offered as a fully cloud-based Software as a Service (“SaaS”) product. Built using the “TAK” – the U.S. government Team Awareness Kit (“TAK”) software at the foundation, the solution addresses the issues of scalability, interoperability, and time to engagement while customizing the user experience to meet the demands of the specific mission sets that responders encounter.

On October 24, 2023, we announced that we received Notice of Allowance for the Luxton LEC patent from USPTO and notification that the USPTO will issue the patent October 31, 2023.

On October 31, 2023, we announced that we intended to issue 222 Common Shares at a deemed price per Common Share of $439 in settlement of a debt in an amount of approximately $97,615.

On November 13, 2023, we announced plans to expand our ARWEN® business, including the introduction of a new 40mm cartridge for third-party riot control launchers, which constitute the bulk of launchers worldwide. In order to scale supply and deliver orders in a more responsive fashion we announced a planned reorganization of the business to satisfy the backlog of ARWEN® orders and drive sales growth. We also reported on the scale-up of PARA SHOTTM production on the heels of successful demonstrations to law enforcement agencies over the summer and fall of 2023.

On November 27, 2023, we announced that Sean Homuth was appointed as President and CEO.

On December 6, 2023, we announced the appointment of General (Retired) Rick Hillier to our Board.

On December 13, 2023, we announced that our less-lethal PARA SHOTTM and ARWEN® products will be available for law enforcement agencies to purchase on-line (with a link from DEFSEC website) on Monday, December 23, 2023. PARA SHOTTM has been in initial production through the fall of 2023. DEFSEC also introduced its new ARWEN® 40mm cartridge at the SHOT Show in response to substantial interest from many law enforcement agencies.

On February 2, 2024, we announced that Dave Ibbetson, former General Manager of General Dynamics C4 Systems International, and General Dynamics Mission Systems International has been engaged as a Strategic Defence Advisor.

On February 5, 2024, we announced highlights from our attendance at SHOT Show 2024. This included law enforcement agencies at the federal, state and local level, plus foreign distributors from Europe, Asia, Latin America and the Middle East, specifically seeking out the Company to view the new products. The Company has started receiving initial small quantity orders for test and evaluation of its 40mm baton ammunition as well as requests from various agencies for live demonstrations of the PARA SHOTTM products.

On February 12, 2024, we announced that we were invited to demonstrate and brief on our public safety products at an international gathering of special intervention units, which was held overseas in April 2024. We have also been demonstrating and briefing on our new PARA SHOTTM less-lethal system, our new 40mm ARWEN® cartridge for riot control and tactical teams and our new KWESST Lighting and new T-SAS Tactical Surveillance and Sniper system (“T-SAS™”) systems for sharing situational awareness among responders and commanders to various police agencies in North America.

On February 28, 2024, we announced the signing of a binding letter of intent with O’Dell Engineering Ltd., in Southwestern Ontario, Canada, for the sale and distribution of PARA SHOTTM products in Canada for the civilian market. Subsequently, on November 13, 2024, the Company effectively advised O’Dell that it would not be pursuing a definitive agreement. The Company has engaged the services of an external manufacturer for assembly of its ARWEN® ammunition and is currently discussing their potential (based on their interest) to become an outsourced manufacturer as well as global distributor of the PARA SHOTTM products.

On March 8, 2024, we announced that we had been awarded a contract by the OPP to deliver training and certification to the force’s lead TAK users and trainers.

On March 12, 2024, we reported on our demonstrations of PARA SHOTTM to Southern California law enforcement agencies at their request following demonstrations at SHOT Show 2024 in Las Vegas in January.

On April 3, 2024, we announced an offering of Common Shares (and/or pre-funded warrants in lieu thereof) in an underwritten United States public offering.

On April 4, 2024, we announced the pricing of our underwritten public offering of 7,326 Common Shares (or pre-funded warrants in lieu thereof) at a public offering price of US$136.50 per Common Share, for gross proceeds of approximately US$1,000,000, before deducting underwriting discounts, commissions and offering expenses.

On April 9, 2024, we announced the closing of our previously announced underwritten public offering of 3,500 Common Shares and 803,500 pre-funded warrants with an exercise price of $0.21 per Common Share at a public offering price of $184.80 (US$136.50) per share and $0.881 (US$0.649) per pre-funded warrant, less the underwriting discount.

On April 30, 2024, we provided a corporate update ahead of our fiscal Q2 results, highlighting the status of our military digitization contracts through 2028, an MOU signed with the University of Ottawa to hire software coding graduates, work with a large Canadian police agency as first adopter of KWESST LightningTM (now called “DEFSEC LightningTM”) in advance of full market release, ARWEN® scaling to multiples of historical revenue and, major agencies continuing evaluations of PARA SHOTTM.

On May 17, 2024, we announced that we had been awarded a contract with our teaming partner CounterCrisis Tech (“CCT”) for a proof of concept project to provide a situational awareness app in support of Canadian Red Cross (“CRC”) emergency and disaster relief operations.

On May 20, 2024, we announced that we received written notification from Nasdaq on May 16, 2024, indicating that the Company is not in compliance with the minimum bid price requirement set forth in the Nasdaq rules for continued listing on Nasdaq, which requires listed securities to maintain a minimum bid price of US$1.00 per share.

On May 23, 2024, we announced the appointment of MNP LLP (“MNP”) as our new, successor auditor until the close of the next annual general meeting.

On June 10, 2024, we reported that we had been awarded a sub-contract by Thales Canada (The “Thales Subcontract”). Under the sub-contract, DEFSEC will deliver specialized software services for work under the Canadian DND Land C4ISR series of contracts to modernize the Canadian Army’s capabilities through advanced Land C4ISR systems.

On June 12, 2024, we announced an offering of Common Shares (and/or pre-funded warrants in lieu thereof) in a best efforts United States public offering.

On June 12, 2024, we announced the pricing of our best efforts public offering of 13,810 Common Shares at a public offering price of US$121.80 per share, for gross proceeds of approximately US$1,682,000, before deducting placement agent fees and offering expenses. All of the Common Shares were offered by the Company.

On June 14, 2024, we announced the closing of our previously announced public offering of 13,809 Common Shares at a public offering price of US$121.80 per Common Share, less the placement agent fees. The gross proceeds from the offering, before deducting placement agent fees of $9.135 per Common Share (being an aggregate of US$126,150 or 7.5% of the public offering price of the securities) and estimated offering expenses payable by the Company, were approximately US$1,682,000.

On August 7, 2024, the Company announced that a G7 capital city police service (the “Agency”) has taken delivery of three T-SAS™ systems and in conjunction has entered into an agreement (at the close of business on August 6) with the Company for a limited time free trial of KWESST Lightning™. The trial has been initially rolled out to a team within the Tactical unit of the Agency to stress-test the equipment and services to provide valuable user feedback that will shape the full commercial version once released, and as part of the trial, DEFSEC will provide training and support to obtain maximum user engagement. During the three-month trial period, the Agency will have access to the full capability of command, communication, and critical-incident management through the KWESST Lighting™ interface on all Android-based devices and leverage peer-to-peer and cloud-based secure networked tactical video streams across DEFSEC’s secure SaaS cloud service.

On August 12, 2024, the Company announced that it had entered into definitive agreements for the purchase and sale of 22,452 Common Shares at a purchase price of US$42.00 per Common Share in a registered direct offering. The gross proceeds to the Company from the offering were approximately US$943,000 before deducting placement agent fees and other offering expenses payable by the Company. In a concurrent private placement, the Company issued unregistered warrants to purchase up to 22,452 Common Shares at an exercise price of US$52.50 per Common Share that were immediately exercisable upon issuance and will expire five years following the date of issuance. The registered direct offering closed on August 13, 2024.

On August 27, 2024, we announced the results of our 2024 Annual and Special Meeting of shareholders held on Monday, August 26, 2024, which included electing all the nominees to the Board, appointing MNP as auditor of the Company for the ensuing year, authorizing the Board to determine auditor’s compensation, and approving the Company’s amended long-term incentive plan (“ LTIP”). We also announced the addition of new directors Sean Homuth and Jennifer Welsh, and the departure of outgoing director John McCoach.

On September 27, 2024, the Company announced the postponement of the special meeting of DEFSEC shareholders in connection with the proposed consolidation of the Company’s share capital.

Fiscal 2025 Highlights

On October 1, 2024, we updated investors on the ramp-up of activity on our sub-contract to Thales Canada in support of the Canadian DND Land C4ISR series of contracts to modernize the Canadian Army’s capabilities through advanced Land C4ISR systems program. DEFSEC was in various stages of completing its staffing with conditional offers accepted for all 16 positions on the program, representing an annualized revenue of approximately $3.3 million. The Company expects to continue to increase staffing, and related revenue, as future taskings are received. The Company’s maximum potential workshare under the Land C4ISR and DSEF remains approximately CAD$48 million and $27 million for the initial contract periods of six and five years respectively.

On October 10, 2024, we announced our plan to proceed with a consolidation of our outstanding Common Shares on the basis of ten (10) pre-consolidation shares for each one (1) post-consolidation share. The Company believed that the consolidation was in the best interests of shareholders as it allowed the Company to ensure continued compliance with the Nasdaq minimum bid price requirements.

On October 21, 2024, we announced that, further to the Company’s press release on October 10, 2024, the Company has received approval of the TSXV for the consolidation of the Company’s issued and outstanding Common Shares on the basis of ten (10) pre-consolidation shares for each one (1) post-consolidation share.

On October 23, 2024, we announced that our wholly-owned subsidiary, KWESST Inc., had entered into a receivables factoring agreement with a US-based global financing company. The facility provides up to CAD$250,000 advanced at a rate of 2.5% for the first thirty days and 1% for each ten days thereafter until receipt of funds from the receivable payee and is limited to a total of 20% of the value of the receivable funded. Funds are advanced at 80% up front of the face value of the receivable with a 20% fee deposit retained by the financing company until the amount funded is fully repaid, following which any balance remaining of the 20% fee deposit is returned to KWESST Inc. The agreement grants security against KWESST Inc.’s receivables and other assets for funds advanced by the financing company. The initial term is for 12 months and may be terminated within such term by KWESST Inc., subject to the payment of an early termination fee of 3% of the total limit of the facility. In September 2025 this facility was not renewed by management and released.

On October 23, 2024, we announced we had completed our plan to ramp up volume production of ARWEN® cartridges, including the new 40mm baton round following successful characterization testing by a recognized ballistics laboratory. The ARWEN® system is long-established in the law enforcement community and was designed as an alternative to lethal force for maintaining public order in the event of riots and civil unrest during protests and demonstrations. Historically, the Company has offered a 37mm cartridge that fires from its ARWEN® launchers. In a move to expand the market for ARWEN® branded products and to leverage the large installed base of third-party 40mm firing platforms, DEFSEC announced and showcased a new 40mm baton cartridge at the annual SHOT Show in January 2024. Live fire demonstrations at the SHOT Show Range Day and other events since then have demonstrated the effective performance of the new 40mm baton cartridge.

On November 1, 2024, we announced the closing of a public offering of 3,809,000 pre-funded warrants at a public offering price of $1.25 (US$0.90) per pre-funded warrant. The gross proceeds from the offering were approximately $4.9 million (US$3.5 million), before deducting placement agent fees of $0.094 (US$0.0675) per pre-funded warrant (being an aggregate of $365,726 (US$262,508) or 7.5% of the public offering price of the securities) and offering expenses were $2,035,243, inclusive of broker compensation warrants. In addition, the Company issued to the placement agent as compensation for its services 194,450 Common Share purchase warrants with an exercise price of $32.91 (US$23.625) per share.

On November 11, 2024, we announced that we intended to issue a total of 5,669 Common Shares at a deemed price per Common Share of $17.64 per share, representing a 20% discount on the closing price of the Shares on the TSXV for settlement of business expenses incurred while representing the Company in an aggregate amount of CAD$100,000 owed to a company controlled by Mr. David Luxton, Chairman of the Company.

On November 12, 2024, we announced the closing of a brokered private placement offering to an institutional accredited investor for aggregate gross proceeds of approximately $3.4 million (the “November 2024 Offering”). As a part of the November 2024 Offering, the Company issued 4,145,200 pre-funded warrants to acquire a number of Common Shares at a price of $0.824 per pre-funded warrant, inclusive of the exercise price of $0.021 per Common Share. Each pre-funded warrant was bundled with one Common Share purchase warrant of the Company. We also announced that the Company amended the terms of the outstanding pre-funded warrants issued on November 1, 2024, as part of the Company’s best efforts public offering in the United States. The amendments revised the exercise price of the pre-funded warrant from USD$0.021 to CAD$0.0294 per Common Share, revised currency references from USD to CAD, and removed the ability for the holder to exercise the pre-funded warrant on a cashless basis. The foregoing amendments were agreed to by the holder of such pre-funded warrants pursuant to a pre-funded warrant amendment agreement.

On November 13, 2024, we announced that we received a letter from Nasdaq, notifying the Company that it is eligible for an additional 180 calendar day period, or until May 12, 2025, to regain compliance with the Minimum Bid Requirement. The Company was first notified by Nasdaq of its failure to maintain the Minimum Bid Requirement on May 16, 2024 and was given until November 12, 2024 to regain compliance. The Company did not regain compliance with the Minimum Bid Requirement during the first 180 calendar day period.

On November 13, 2024, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided with an additional and final 180 calendar day period, or until May 12, 2025, to regain compliance with the Minimum Bid Requirement. To regain compliance, the closing bid price of our Common Shares must meet or exceed US$1.00 per share for a minimum of ten consecutive business days at any time prior to the Compliance Date, unless the Nasdaq staff exercises its discretion to extend this ten-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H). The Company regained compliance on May 8, 2025, after receiving the Notification Letter (see below for further details).

In December 2024, the LEC royalty payment (see Contractual Obligations and Commitments below) that was due April 2025, in the amount of $200,000 was paid early to DEFSEC Corp. in exchange for a $25,000 reduction, resulting in a net payment of $175,000.

On January 6, 2025, the Company announced the appointment of Mrs. Jennifer Welsh as CFO and Chief Compliance Officer of the Company, replacing Mr. Kris Denis, who transitioned to a new role within the DEFSEC finance team, reporting to Mrs. Welsh. The Company also announced the appointment of Mr. James Yersh as a director of the Company and Chair of the Audit Committee.

On February 21, 2025, the Company announced the closing of a first tranche of the issuance and sale of a private placement of its securities to accredited and institutional investors for aggregate gross proceeds of approximately CAD$3.5 million (approximately US$2.5 million) (the “First Tranche”). As a part of the First Tranche, the Company issued 43,033 Common Shares and 2,884,179 pre-funded warrants in lieu thereof, no par value per share, at a price of CAD$19.488 (approximately US$13.86) per Common Share and $0.928 (US$0.66) per pre-funded warrant, inclusive of the exercise price of CAD$0.021 per Common Share. Each Common Share, was bundled with 21 Common Share purchase warrants of the Company and each pre-funded warrant was bundled with one Common Share purchase warrant. 21 Common Share purchase warrant entitles the holder to acquire one Common Share at an exercise price of CAD$24.36 (approximately US$17.157) per Common Share for a period of 60 months following the closing of the First Tranche, the warrants are immediately exercisable. As compensation for services rendered in the First Tranche, the Company paid to ThinkEquity a cash fee of CAD$263,636 which represents 7.5% of the aggregate gross proceeds of the First Tranche and issued to ThinkEquity or its designees 189,394 warrants to purchase an equivalent number of Common Shares which represents 5.0% of the Common Shares and pre-funded warrants sold in the First Tranche. The placement agent warrants were immediately exercisable and entitle the holder to acquire one Common Share at an exercise price of CAD$24.36 (approximately US$17.157) per Common Share for a period of 60 months following the closing of the First Tranche. Due to investor interest, the Company increased the size of the offering with a second tranche of a confirmed order totaling approximately CAD$140,606 (approximately US$100,000) (the “Second Tranche,” and together with the First Tranche, the “February 2025 Offering”). In connection with the February 2025 Offering, the Company entered into placement agency agreements (the “February 2025 Placement Agency Agreements”) with ThinkEquity and securities purchase agreements (the “February 2025 Securities Purchase Agreements”) and registration rights agreements (the “February 2025 Registration Rights Agreements”) with the selling securityholders thereto.

On March 18, 2025, the Company announced that it has filed notice of a meeting of shareholders, a management information circular, and related documents to convene a special meeting of shareholders on March 31, 2025. The Meeting has been convened to seek shareholder approval of a resolution, authorizing, if deemed advisable by Board, the consolidation of the issued and outstanding Common Shares of the Company on the basis of one share for a maximum of every twenty-five (1-for-25) Common Shares issued and outstanding.

On March 28, 2025, the Company announced a strategic partnership with a contract manufacturer in the United States to bring elements of its production stateside under the signing of a non-binding memorandum of understanding dated March 27, 2025. The parties agreed to work towards a manufacturing agreement outlining the terms of a long-term contract manufacturing arrangement. We continue to work with the contract manufacturer on production of the 40mm ARWEN and PARA SHOTTM cartridges and plan to execute an agreement in early calendar year 2026.

On April 1, 2025, the Company announced the results of its special meeting of shareholders. The consolidation resolution was approved by a majority of the votes cast by the holders of Common Shares of the Company, either present in person or represented by proxy.

On April 21, 2025, the Company announced that it will effect the 2025 Reverse Split. The 2025 Reverse Split was effective at 12:01 a.m. Eastern Daylight Time April 23, 2025, on the Nasdaq and was effective at 12:01 a.m. Eastern Daylight Time on April 24, 2025, on the TSXV. While the Common Shares were expected to begin trading on the Nasdaq market on a consolidated basis on or around April 23, 2025, due to the discrepancy in the effective date of the consolidation on both markets, trading in the securities of the Company was halted on April 23, 2025 and resumed trading on a consolidated basis on the Nasdaq and the TSXV at market open on April 24, 2025.

On May 8, 2025, the Company announced that it received the Notification Letter notifying the Company that it has regained compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). The Notification Letter confirmed that the Company evidenced a closing bid price at or greater than the USD$1.00 per Common Share minimum requirement for 10 consecutive business days from April 24, 2025, to May 7, 2025. As a result, the listing matter was closed.

On June 18, 2025, the Company announced receipt of a first order from a defence systems integrator for prototypes of its newest generation of BLDS for a major North American armored vehicle program.

On June 25, 2025, the Company announced that it intends to change its name to “DEFSEC Technologies Inc.” at the opening of its expanded new facility at 80 Hines Road in Kanata North, Ottawa, Ontario.

On August 7, 2025, the Company announced the closing of a public offering of 759,879 Common Shares (or Pre-funded Warrants in lieu thereof, together with Common Share purchase warrants to purchase up to 759,879 Common Shares at a combined public offering price of CAD$8.955 per share (or Pre-funded Warrant in lieu thereof) and accompanying Common Share purchase warrant, for gross proceeds of approximately CAD$6.8 million before deducting placement agent fees and other offering expenses payable by the Company (the “August 2025 Offering”). The Common Share purchase warrants have an exercise price of CAD$10.52 per share, are exercisable upon issuance and will expire five years following the date of issuance. H.C. Wainwright & Co. acted as the exclusive placement agent for the offering. The securities were offered pursuant to a registration statement on Form F-1 (File No. 333-288827), which was declared effective by the SEC on July 23, 2025.

Year–to–Date Fiscal 2026 Highlights

On October 29, 2025, the Company announced it was attending and presenting at The ThinkEquity Conference in New York City on Thursday October 30, 2025. The Company also announced that program billings on an annualized go-forward basis from its government services business would represent approximately CAD$5.1M1, a 394% increase from actual Fiscal 2024 billings of CAD$1.0M2, with margins consistent to those presented in the Q3 2025 financial statements.

On December 5, 2025, the Company announced a significant increase in its government services business, with program billings on an annualized go-forward basis expected to rise to approximately CAD$8.33 million starting February 2026 with an expected increase to annualized gross margins on a go-forward basis to approximately CAD$2.3M4. This growth is driven by an expansion of work scope with the DSEF for the digital modernization of the Canadian Armed Forces. The Company plans to add 15 roles to its team, subcontracting 13 of these from ADGA Group Consultants Inc. This collaboration is expected to enhance DEFSEC’s revenue and margins, positioning the Company for further growth as the Canadian government increases defence spending.

On December 17, 2025, the Company entered into definitive securities purchase agreements for the purchase and sale of 566,040 Common Shares at a purchase price of CAD$3.64 (US$2.65) per Common Share in a registered direct offering (the “December 2025 Securities Purchase Agreements”). In a concurrent private placement, we issued unregistered warrants to purchase up to 566,040 Common Shares at an exercise price of CAD$4.27 per share that will be immediately exercisable upon issuance and will expire five years following the date of issuance. The closing of the offering occurred on December 18, 2025.

Non-IFRS Measures

In addition to its results presented in accordance with IFRS, DEFSEC presents certain “non-IFRS” financial measures on a supplemental basis. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

1 Unaudited, non-IFRS measure. See Item 4. A – Events in the Development of the Business – Non-IFRS Measures.

2 See Consolidated Financial Statements of DEFSEC Technologies Inc. for the years ended September 30, 2025, 2024 and 2023 filed on the Company’s SEDAR+ profile at https://sedarplus.ca/

3 Unaudited, non-IFRS measure. See Item 5. A – Operating Results – Non-IFRS Measures.

4 Unaudited, non-IFRS measure. See Item 5. A – Operating Results – Non-IFRS Measures.

The non-IFRS measure used herein include current billings on annualized go-forward basis, which is an unaudited, non-IFRS measure. This measure reflects management’s estimate of annualized revenues based on current contractual taskings as of the date of announcement. This non-IFRS financial measure reflects an additional way of viewing aspects of the Company’s operations that, when viewed with IFRS results and the reconciliations to the corresponding IFRS financial measure, may provide a more complete understanding of factors and trends affecting the Company’s business. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which the non-IFRS measure relates is revenue. Because non-IFRS financial measures exclude the effect of items that will increase or decrease the Company’s reported results of operations, management strongly encourages investors to review the Company’s consolidated financial statements and publicly filed reports in their entirety under the Company’s SEDAR+ profile at https://sedarplus.ca/ and EDGAR profile at www.sec.gov/search-filings.

Principal Capital Expenditures and Divestitures

We made the following capital expenditures over the last three financial years. All share-related information presented in this section gives effect to the Reverse Splits.

Fiscal 2025:

●	There were no significant capital expenditures or divestitures in Fiscal 2025.

Fiscal 2024:

●	There were no significant capital expenditures or divestitures in Fiscal 2024.

Fiscal 2023:

●	There were no significant capital expenditures or divestitures in our fiscal year ending September 30, 2023 (“Fiscal 2023”).

B.Business Overview

Principal Products and Services

DEFSEC Technologies Inc., formerly known as KWESST Micro Systems Inc., is an early-stage technology company that develops and commercializes next-generation tactical systems for military and security forces and public safety markets.

Our product development has focused on three niche market segments as follows:

Our core mission is to protect and save lives. We group our offerings for commercialization purposes into Military and Public Safety missions.

DEFSEC’s Public Safety offerings are comprised of:

●	DEFSEC LightningTM: leverages the Company’s military digitization technology experience to provide responders to any type of incident with instant onboarding to the mission and TAK-enabled real-time situational awareness SaaS. This cloud-based platform includes TAK, as well as proprietary plug-in tools relevant to law enforcement, including ground search and rescue tools, TAK enabled sniper and surveillance tools. The Company is currently pursuing trials and pilots of the product as it continues development towards the full commercial release that is currently expected in early Fiscal 2026. We continue to demonstrate with potential law enforcement customers that are interested in the platform who could potentially subscribe ahead of the full release. Two such agencies remain in their internal business casing process which is expected to continue until early calendar 2026.
●	Less-Lethal Munitions Systems:
o	PARA SHOTTM, a next-generation less-lethal system.
o	ARWEN® 37mm system, plus a new 40mm munition and new marking cartridges in 37mm and 40mm for realistic scenario training leveraging the PARA SHOTTM Low Energy Cartridge (“LEC”) technology.

DEFSEC’s Military offerings are comprised of:

●	Digitization: task order based software solutions.
●	TASCS IFM and NORS;
●	T-SASTM;
●	Lightning SaaS;
●	BLDS; and
●	Phantom Electronic Warfare device. Development and patent applications have been paused as we determine the best method to bring this product to market.

Strategy

Our strategy is to pursue and win large task-order based software development and digitization defense contracts for multi-year revenue visibility with prime defense contractors, with a particular focus on ATAK applications that can be leveraged to address similar requirements in the Public Safety Market complemented by our proprietary ARWEN® and PARA SHOTTM less-lethal products, where it is possible to drive sales and where the sales cycle is typically shorter than the more programmatic defence market.

Principal Products and Services

The following is a summary of our main product and service categories for each business line:

Less-Lethal	Digitization	Counter-Threat

PARA SHOTTM products:

Non-reciprocating devices:

●
A single-shot device
●
A five-shot device
●
12-gauge shotgun (planning stage; not yet industrialized)

Reciprocating devices

(Planning stage, not yet commercially available)

●
Replica pistol
●
AR style rifle

Cartridge

●
Blunt / training
●
Inert marking powder
●
Irritant powder

ARWEN® products:

●
Single shot 37mm launcher
●
Multi-round 37mm launcher
●
Baton blunt impact
●
37mm, and 40mm (final stages of commercialization)
●
37mm Chemical, irritant, and barricade-penetrating rounds
●
PARA SHOTTM training adapter for ARWEN Platform (final stages of commercialization)

Products:

●
TASCS IFM
●
TASCS Networked Observation and Reconnaissance System (“TASCS NORS”)
●
New T-SAS™ system

Services:

●
ATAK Centre of Excellence
●
Lightning SaaS for CIMS (not yet commercially available)
●
Task-order based software services on long-term government defence contracts
Products: ● BLDS ● Phantom Electronic Warfare device

Less-Lethal Products

Non-reciprocating PARA SHOTTM devices

We are in the low-rate initial production (“LRIP”) phase for the.67 caliber single shot devices and cartridges. We expect to complete our sales, marketing and distribution plan and will begin the higher volume production phase for these products during Fiscal 2026. Both will be offered first to the professional user market where demonstrations and evaluations are underway. We also intend to offer these devices and cartridges to the personal safety market in accordance with applicable rules and regulations. In the United States this entails classification with the ATF. If the launchers are classified as a firearm, it is possible that a reduction in the caliber may be required in order to obtain the appropriate classification (as not a “destructive device” i.e. under.50 caliber) to reduce the barriers to sell to the personal safety market. This would entail moderate investment in tooling to resize the launchers and cartridges accordingly. The Company has already completed prototypes in.49 caliber should they be required. Submissions for a ruling on the classification are ongoing to the ATF.

(PARA SHOTTM Micro)	(PARA SHOTTM Mini)

We plan to offer three types of payload for projectiles based on customer needs:

●	solid slug for practice or pain compliance;
●	inert colored powder for practice or realistic close quarters combat simulation; and
●	incapacitating irritant pepper powder for operational use.

Reciprocating PARA SHOTTM devices

We have a plan to prototype PARA SHOTTM as a high-capacity automatic pistol and carbine (referred to as reciprocating devices) for less-lethal operations and force-on-force training, along with a reciprocating PARA SHOTTM cartridge in Fiscal 2026. This timing may extend out further to prioritize the roll-out of PARA SHOTTM for the personal safety market.

See below for further details of our projected product development cycle and estimated additional investment to reach full commercialization for our PARA SHOTTM devices.

ARWEN® launchers

As a result of the Police Ordnance Acquisition, we are currently selling the following ARWEN® products and related ammunition to law enforcement agencies:

Digitization

For the Digitization business line, our products share the same core technology platforms and leverage our domain knowledge, proprietary sensor-software integration, proprietary algorithms and electronic circuity in order to develop and deliver integrated shared situational awareness solutions to our clients who operate in the primarily dismounted domain (i.e., away from supporting platforms such as vehicles, aircraft and armored vehicles):

●	ATAK is a United States government owned situational awareness software application that is hosted on Android end user devices. Based on our observation, ATAK is becoming the de facto standard in the United States, Canada, and North Atlantic Treaty Organization (“NATO”) for software based situational awareness and as a command and control battle management application in the dismounted domain. While the base software is United States Government owned and is available at no cost, being able to develop specific plug-ins and secure tactical networks is beyond the capacity of most user organizations. We have the experience and expertise to offer ATAK integration and networking services to prospective clients.
●	After successfully developing digital technologies for tactical military applications which provide real-time exchange of situational awareness, navigation, imagery, and operational information for soldiers on the ground, we saw opportunities to apply these digitization solutions to the public safety market. These solutions solve critical challenges for law enforcement, fire, emergency response, search and rescue, and natural disaster management, all of whom require networked situational awareness in real time to understand, decide, and act faster and more effectively in response to a critical incident. When responders are facing a public emergency, they need information quickly. Whether it is a wildfire, active shooter scenario or a natural disaster, they need to know what they’re walking into and where their resources are located. They also need to communicate and collaborate in real-time — across teams and information sources and often across departments.
●	Based on experience gained from our work in the civilian public safety market with our CIMS concept for enhanced public safety, DEFSEC is working to bring its DEFSEC Lightning™ SaaS platform announced in October 2023 to full market release in early 2026. DEFSEC is currently working to contract with early adopters from a major Canadian police agency to refine the product as part of a pre-market release early adoption phase.
●	DSEF and Land C4ISR are a series of task-order based long-term contracts to modernize the Canadian Army’s capabilities through the advanced land command systems program management software engineering facility and the advanced land command, control, communications, computers, intelligence, surveillance and reconnaissance systems program. The Company expects to continue to increase staffing, and related revenue, as future taskings are received.

The following is a summary of our main Digitization products that are being commercialized through Fiscal 2026, subject to customer orders.

DEFSEC Lightning

●
Comprehensive Critical Incident Management System architecture and Solution for Public Safety markets:
●
Native Cloud-based Microsoft environment (MS Azure) with Team Awareness Kit (TAK)
●
Seamless INTEGRATION and FUSION of crucial real-time position location, imagery, and targeted time-sensitive emergency services data and information for hte effective and coordinated delivery of emergency services.
●
Opt-in geo-fencing to ensure privacy for all users.
●
Supporting stakeholders from Emergency Operations Centers (EOC), Incident Command Post (ICP), Incident Commanders, and all first responders whether mobile or dismounted.

Counter Threats

We offer the following proprietary next-generation counter-threat solution to protect against hostile enemy lasers, electronic detection, and drones.

Battlefield Laser Defense System

●
BLDS is a unique, proprietary system that detects and can locate lasers and alert ground personnel with DEFSEC’s networked Digitization applications.
●
We have systems that support both a vehicle-mounted and personnel-worn applications.

Phantom

●
Our Phantom is a compact portable multi-function device that includes the ability to emulate the electronic communications of any NATO country in order to spoof adversaries as to the location of NATO forces.
●
Our Phantom is a patented version of much larger vehicle-mounted Electronic Warfare systems.  Its small size means it can be deployed at the tactical level by ground personnel or by drones or mounted on light tactical vehicles.
●
In order to optimize the Company’s R&D spending, management has put the Phantom project on hold and has suspended further development until there is a stronger customer demand.

The following table provides an update of our current product development cycle by product line and estimated timeline by quarter (fiscal year ended September 30th) to reach production:

Notes:

(1)	Prototype Version 1 (V1) and Version 2 (V2), integration, and testing have been completed. Next Generation BLDS prototyping is ongoing with units available for qualification and customer trials.
(2)	Includes field testing, prototype V2, and Next Generation (SPOC8) BLDS Prototype.
(3)	“Low-Rate Initial Production”. Includes final product development, LRIP, and sales demonstration units. A product is not ready for pre-production until it reaches Technology Readiness Level (TRL) of 5 to 6. Version 2 has been delivered to the customer for integration under this phase, SPOC 4 prototypes have been delivered to a North American customer for range-trials, Next Generation (SPOC8) prototypes have been integrated and are undergoing testing and demonstration at DEFSEC.
(4)	Awaiting customer validation and follow-on orders.
(5)	Includes the cartridges for the devices. Higher volume production anticipated timelines could be longer if modifications are required as a result of the ATF confirmation of classification as a firearm to reduce barriers to sales to the civilian personal safety market.

We consider a product to have reached the commercialization phase when we have begun LRIP and we have a sales, marketing, and distribution plan for the product.

Principal Markets

Our total revenues by category of activity and geographic market for each of the last three financial years were as follows:

	Year ended	Year ended	Year ended
	September 30, 2025	September 30, 2024	September 30, 2023
Major products/service lines
Digitization	$4,018,625	$1,034,257	$819,604
Less-Lethal	914,150	465,082	411,758
Training and services	8,700	1,028	—
Other	1,151	3,961	3,088
	$4,942,626	$1,504,328	$1,234,450
Primary geographic market
United States	$364,362	$155,103	$42,780
Canada	4,578,264	1,349,225	743,200
Europe	—	—	448,470
	$4,942,626	$1,504,328	$1,234,450
Timing of revenue recognition
Products and services transferred over time	4,027,325	1,035,285	$819,604
Products transferred at a point in time	915,301	469,043	414,846
	$4,942,626	$1,504,328	$1,234,450

Market Opportunities

Less-Lethal

According to Fact.MR: Less-Lethal Weapons Market, April 2023, the global less-lethal weapons market was approximately USD$4.95 billion in 2023 and is projected to reach USD$7.6 billion in 2028 (a 4.3% compound annual growth rate). We plan to target the following two markets, with an initial focus in the United States:

●	Professional market:

Our main focus in the short-term is the professional market in the United States and overseas as these represent a major opportunity for our less-lethal security products. According to the U.S. Bureau of Labor Statistics, in the United States there are nearly 796,800 police officers, detectives and criminal investigators. Cases involving police shootings and deaths related to the use of conductive energy devices and less-lethal shotgun ammunition have increased in the United States. According to The Washington Post, there have been over 10,429 fatal police shootings in the United States since 2015 through to December 2024 involving police.

A Reuters report estimates that at least 1,000 people have died as a result of being stunned by conductive energy devices in the United States. In over 150 of those deaths, the conductive energy device was determined to be a cause or a contributing factor.

There are several other security-related occupations which we believe are potential customers for our less-lethal products. These include 1.2 million security guards, 387,500 corrections officers and 38,800 private detectives, according to the U.S. Bureau of Labor Statistics. We believe that our PARA SHOTTM products could play a meaningful role in addressing the tragic increase in school shooting events. According to the Naval Postgraduate School’s Center for Homeland Defense and Security, there have been approximately 460 shooting events in K-12 schools during the last five years. We believe our less-lethal security products offer school personnel important options to create a tactical advantage in school shootings without using lethal firearms.

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

The principal market for the ARWEN® product line of less-lethal systems is law enforcement, primarily in Canada and United States.

●	Consumer market:

According to Pew Research Center, nearly a third of U.S. adults say they personally own a gun based on 2023 survey data. We believe our PARA SHOTTM devices will offer gun owners and members of their households a safer, personal defense option, without the risk of loss of human life.

In addition to personal defense, we believe we have an opportunity to disrupt the recreational market – specifically for paintball guns, which are air-based devices rather than cartridge-based (see Item 4.B. - Business Overview – Competitive Conditions). According to market research by FactMR, published by Yahoo Finance, the paintball gun market size in the United States was $127.21 million in 2023 and projected to be $403.5 million by 2033.

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

In addition to increased military spending in the United States and other members of NATO, another important trend that we have observed is an increase in funding within the military for projects related to precision munitions for weapons already in use by the military (legacy weapons) to further enhance survivability of soldiers and their operational effectiveness. Our TASCS Integrated Fires Module (IFM) products are expected to benefit from these trends by transforming “dumb” legacy weapons into “smart” weapons (with better accuracy) and integration into military “Joint Fires” systems.

For our CIMS offering, our principal market is public safety agencies, primarily in Canada and United States. Public safety agencies across the United States are seeking to implement digital solutions that can improve responder safety and incident management. According to Accenture, digital transformation presents one of the biggest challenges for public safety agencies. Globally, the public safety and security market was USD$435 billion in 2021 and is expected to reach USD$868 billion by 2028, growing at a CAGR of 10.4%, according to Fortune Business Insights. We have evolved a CIMS system under a SaaS model, branded “DEFSEC LightningTM” to appeal to public safety agencies who may find it attractive to adopt this as a service rather than purchase hardware and software.

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

Our Phantom product was developed to provide additional protection to friendly forces by confusing adversaries’ Electronic Warfare operators, preventing them from targeting our forces.

We also continue to explore potential application of our technologies to the counter unmanned aircraft system (“C-UAS”) market. The rapid proliferation of small hostile drones continues to be a growing worldwide problem for military forces, sensitive facilities, and public security agencies. Most counter-drone systems are electronic, designed to detect, identify, track and, if possible, disrupt the communications protocols of drones to prevent completion of their mission. Increasingly, however, drones are being developed by adversaries that are difficult or impossible to disrupt electronically. Military and Homeland Security agencies are therefore seeking alternatives for stopping drones kinetically but without collateral damage. We have been conferring with various C-UAS vendors regarding a system for the domestic market that can be made interoperable with our digitization offerings to provide public safety agency a full solution.

Competitive Conditions

Less-Lethal

We expect our competition for less-lethal PARA SHOTTM products will primarily be manufacturers of:

●	handheld CO2-powered or air powered launchers of chemical irritant projectiles, including Byrna Technologies Inc. (which sells products under the Byrna® HD brand), United Tactical Systems, LLC (which sells products under the PepperBall brand), and FN Herstal;
●	conductive energy devices, including Axon Enterprises, Inc. (which sells the TASER device); and
●	remote restraint devices, including Wrap Technologies Inc.

Our competitive advantage is principally our proprietary system consisting of:

●	a LEC system with a cartridge casing that generates spin to a projectile, a far more reliable platform than air-based launchers;
●	inexpensive firing platforms in any design that fire only our PARA SHOTTM cartridges;
●	different payloads in the projectile for various applications;
●	velocities and muzzle energy far below the “lethal” threshold;
●	simple internal mechanisms with few components simplifying the manufacturing process; and
●	a patented system whereby the cartridge casing generates spin to a projectile to stabilize it for accuracy over distance.

Our Chairman was the inventor of PARA SHOTTM. He was previously the founder of SimunitionTM, a manufacturer of less-lethal training ammunition, since sold to General Dynamics. Further, he was also the Chief Executive Officer and Executive Chairman of United Tactical Systems, LLC, a company offering public-safety products for law enforcement, military and personal defense under the PepperBallTM brand. Accordingly, he brings a wealth of market knowledge to us. Additionally, we have staff with many years of experience in firearms development and manufacturing. In August 2021, we also hired a senior Technical Manager with over 17 years of firearms manufacturing experience. He previously held senior roles at Colt Canada including most recently R&D Manager and Product Support Engineering. While we do not build lethal firearms, this experience is very relevant for building our PARA SHOTTM business.

Many air-powered (CO2-powered) devices are complex and less reliable, specifically:

●	ambient temperature causes performance to vary, especially in colder weather;
●	synthetic seals and “O” rings dry out and can cause catastrophic failures; and
●	such devices entail long logistics tails (for example, heavy air tanks, compressors and spare parts).

Our patent application with the USPO for our proprietary cartridge-based firing system was approved and the patent issued effective October 31, 2023.

For the ARWEN®’s product line, our primary competitors are the following:

●	DEFTEC / Safariland’s 40 mm LTM launchers; and
●	ALS (a Pacem Defense Company)’s single shot 37mm and 40mm launchers and 40mm multi-shot launchers.

A further market advantage is the access to the law enforcement market through our ownership of ARWEN®, and the strength of its brand, which has been selling less-lethal systems to law enforcement agencies internationally for over 30 years. As a result of our acquisition of Police Ordnance, we believe there are synergies between our PARA SHOTTM and ARWEN® products such as access to law enforcement market for PARA SHOTTM, providing a low-energy cartridge for ARWEN® launchers and combining facilities and engineering.

We have developed a 40mm ARWEN® baton cartridge which we believe has the superior performance of the 37 mm cartridge and is designed to work in most third-party 40mm launchers. We are currently in the process of introducing this to selected law enforcement tactical teams for test and evaluation, with plans for volume production and roll-out to the market in Fiscal 2026.

Digitization and Counter-Threat

Our competition for digitization and counter threat business lines is primarily:

●	R&D labs funded by the U.S. Department of Defense for developing systems like TASCS;
●	Fabrique Nationale Herstal S.A. for their remote weapon stations (although these do not offer high angular resolution like TASCS); and
●	known developers of electronic decoy systems including Motorola (Tactical TV Decoys), Synchopated Engineering (Mockingbird RF Signal Emulator), and CACI Systemware (MAGPIE).

We are currently not aware of any major direct competitors for the combination of capabilities and low cost that our BLDS technology will bring apart from legacy detection systems that provide very basic detection.

Our competitive advantage is the significant experience that we have in soldier systems (which we consider to be any device that a soldier carries onto the battlefield, ranging from a communications device to a sensor), weapons, and sensor fields. Our expertise in the field of networked weapons has been recognized by the United States military who requested that we participate in the NATO working group tasked with developing standards and requirements for these types of networked weapons.

We are also not aware of any major direct competitors for our CIMS (DESEC LightningTM as a SaaS in Canada, although there are many organizations who provide TAK development services to law enforcement.

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

Manufacturing and Availability of Raw Materials

Less-Lethal

We have outsourced the engineering work for the PARA SHOTTM devices to a third party, with oversight by us. Additionally, we plan to rely upon strategic alliances with OEMs for the manufacturing and distribution of our PARA SHOTTM products.

For the ARWEN® launchers, components are outsourced to various suppliers and assembled by an outsourced manufacturer.

Today, we are not aware of material sourcing issues or pricing volatility of raw materials, except for price volatility for certain components to manufacture ARWEN® ammunition that will be required for our less-lethal business line (see Item 3.D. –Risk Factors – We Are Dependent on Key Suppliers for our ARWEN Product Line).

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

All current product development is done at our facility in Ottawa (see Item 4.D. – Property, Plants and Equipment). For as long as market demand justifies a low rate of production quantities, we will internally produce these products. Once demand reaches quantities necessitating commercial-level production quantities, we will outsource our production to companies specifically suited to producing each particular product. We are not aware of any material regulatory approvals that are required for us to outsource production.

Marketing Plans and Strategies

Less-Lethal

Initially we plan to sell our PARA SHOTTM to the professional market which includes law enforcement agencies and then to the consumer market through an e-commerce store and a network of distributors. We plan to hire sales and marketing resources during 1H Fiscal 2025 for the commercialization of PARA SHOTTM.

For the ARWEN® launchers, we plan to continue direct sales to law enforcement agencies, with marketing via tradeshows and social media/web-based.

As part of our marketing efforts, we have attended or are planning to attend the following tradeshows to promote all DEFSEC products and services:

Tradeshow	Location	Date of Event
CACP / BCACP Police Leadership Conference	Vancouver, BC	January 18-20
CACP Information and Technology Summit	Vancouver, BC	February 22-24
EnforceTAC	Nuremburg, Germany	February 23-25
SPIE Defense + Commercial Sensing 2026	National Harbour, Maryland	April 26–30
OTAB Ontario Tactical Association Body Event	Collingwood, ON	May 11-14
CANSEC	Ottawa, ON	May 27-28
Eurosatory	Paris, FR	June 15-19
NTOA Law Enforcement Operators Conference	Nashville, TN	August 30-Sept 4
Canadian Emergency Preparedness & Climate Adaptation Convention	Edmonton, AB	September 24-26
DEFSEC Atlantic	Halifax, NS	October 6-8
AUSA Global Force Symposium & Exposition	Washington D.C.	October 12-14
Best Defence	London, ON	October 20–21

Proprietary Protection

We have the following registered trademarks:

		Application # /	Status /
Trademark	Country	Registration #	Registration Date
ARWEN®	Canada	TMA657,575	January 31, 2006
ARWEN®	Great Britain	UK00001247086	July 27, 1985
ARWEN®	Singapore	T9105613J	June 8, 1991
ARWEN®	United States	1,404,833	August 12, 1986

We have the following trademark and design mark pending or allowed, as indicated:

		File Date for	Application # /	Status /
Trademark	Country	Pending	Registration #	Registration Date
PARA OPSTM	United States	February 2, 2022	97/248,319	Pending
EVERYONE GOES HOME ALIVE	Canada	August 10, 2022	2,203,009	Pending
EVERYONE GOES HOME ALIVE	United States	September 16, 2022	97/594,701	Pending
GREY GHOST	Canada	8/10/2020	2,044,815	Pending
PARA SHOTTM	Canada	11/9/2023	2,292,216	Registered
PARA SHOTTM	United States	11/30/2023	98/292,215	Pending
KWESST LIGHTNINGTM	Canada	11/17/2023	TMA1,278,008	Registered
KWESST LIGHTNINGTM	United States	11/30/2023	98/292,239	Allowed
DEFSEC LIGHTNING	Canada	10/10/2025	2,430,068	Pending
Phantom	Canada	8/24/2020	TMA1,330,260	Registered
Phantom	United States	8/25/2020		Pending
Kwesst	Canada	11/12/2020	TMA1,282,162	Registered
Kwesst	United States	2/8/2021		Pending

We have the following patent pending or issued applications:

		File Date for	Application # /	Status /
Product line	Country	Pending	Registration #	Registration Date
LOW ENERGY CARTRIDGE (PARA SHOTTM)	Australia	October 27, 2022	2022259822	Pending
LOW ENERGY CARTRIDGE (PARA SHOTTM)	United States	February 11, 2022	17/669,420	Issued October 31, 2023
LightningTM	WIPO	October 11, 2024	PCT/CA2024/051340	Published
LOW ENERGY CARTRIDGE (PARA SHOTTM)	Canada	October 24, 2022	3,179,723	Published
BLDS	Canada	July 19, 2021	3,186,490	Published
LOW ENERGY CARTRIDGE	United States	October 5, 2023	18/377,113	Issued Patent No. 12,078,462B2

Government Regulations

Less-Lethal

United States

In February 2022, we retained the services of Orchid Advisors to assist us with the classification and ATF compliance for our PARA SHOTTM devices. Orchid Advisors is an FFL compliance solutions firm headquartered in Hartford, Connecticut.

Based on Orchid Advisor’s interpretation of the ATF rules and regulations, we have self-classified the.67 caliber version of the PARA SHOTTM devices as a “destructive device,” providing us with the ability to go to market much sooner than waiting for ATF classification ruling. Under the ATF rules, a manufacturer must determine whether the device is a firearm and therefore be subject to ATF regulation and if it is a firearm whether it is subject to National Firearms Act of 1934 (“NFA”) regulations.

To be considered a regulated firearm in the United States, the device must be: (i) a weapon that (ii) will or is designed to expel a projectile (iii) by the action of an explosive. Although primers in cartridges are exempt from control under the explosives regulations as administered by ATF, they are still considered an “explosive” for the purposes of the firearm definition. Because we use primers in the cartridges for our PARA SHOTTM devices, we have decided to self-classify our PARA SHOTTM devices as a form of firearm in the United States pending any different eventual classification by the ATF. The Company has submitted a sample of the PARA SHOTTM Micro (single shot launcher) to the ATF and received confirmation by the ATF that the PARA SHOTTM sample evaluated, is considered a firearm.

For any device classified as a firearm in the United States, it must be determined whether an additional level of control is imposed by the NFA. Under NFA regulations, there are only two possible types of NFA firearm that PARA SHOTTM could be defined as: (1) a “any other weapon” (“AOW”) or (2) a “destructive device”.  Sale of either of these to consumers is permissible but requires a lengthy approval process conducted by the ATF (the background check process on the consumer); whereas sale to law enforcement agencies, military bodies, or government agencies is a more expedient approval process (usually less than 7 days). Further, the AOW classification requires only a $5 transfer tax to consumers whereas a destructive device classification results in a $200 transfer tax to consumers (such tax being borne by the consumer). While our PARA SHOTTM is less-lethal (the kinetic energy of our projectile is well below lethal threshold), we have determined that the current version of our PARA SHOTTM devices are “destructive devices” because the measurement of the bore of our device is currently in excess of the one-half inch in diameter, the maximum size for AOW.

Having received an opinion from the ATF classifying the PARA SHOTTM device as a firearm and AOW in the United States, we expect initial revenues to come primarily from United States law enforcement agencies as there are otherwise certain barriers to selling destructive devices to civilians including licensing, tax stamps and additional verification and administrative procedures. However, the sales cycles are much shorter in the civilian market. Given that the ATF has confirmed that it is a firearm and AOW, we will continue to self-classify as a destructive device until we receive an ATF opinion on the same. If the ATF deems it a destructive device, we will consider resubmitting for determination with a.49 caliber version of the cartridge to obtain a decision on whether it is considered a “destructive device” which would reduce the barriers to selling to the civilian market as described above. This may not require any alteration to the launcher itself and we have already developed prototypes of the lower caliber cartridges for submission if necessary however, there can be no assurance that the ATF would grant a classification as not a destructive device without a minor modification to the launcher variant that allows for only the 0.49 caliber version of the projectile to be used.

In July 2022, we entered into a consulting agreement with an FFL engineering firm, Bachstein Consulting LLC, in the United States to finalize the prototype for the PARA SHOTTM single and multi-shot devices, including LRIP during Q1 Fiscal 2023.  We continued to pursue development through Fiscal 2023 and the first half of Fiscal 2024 of a non-pyrotechnic energy actuator for PARA SHOTTM in conjunction with a smaller diameter cartridge and projectile which, together, we expected would result in a next-generation version of PARA SHOTTM products that would be considered non-firearms in most jurisdictions. The distribution of our PARA SHOTTM in the United States will be done directly with FFL distributors/firearm dealers for civilian sales. Today, all 50 states of the United States allow civilians to own a firearm subject to the firearm laws of the state (which vary by state). Once launched we expect the sales of our PARA SHOTTM devices will position us well for significant recurring revenues through the sale of subsequent cartridges over the next 12 months (see Item 3.D. – Risk Factors – A Significant Portion of Our Revenues Are Non-Recurring).

For the less-lethal ARWEN® products, we maintain a firearm business license (the “Firearm Business License”) issued by the Chief Firearms Office of the Ontario Ministry of the Solicitor General and we are also registered under the Controlled Goods Program in Canada. For further information, see Item 4.B. – Business Overview – Digitization and Counter Threat. Additionally, we previously maintained a Federal Explosives License/Permit for the manufacturing of explosives and a FFL for manufacture and sale of destructive devices, both issued by the ATF in the United States, we abandoned these licenses in favor of Stateside outsourced production and handling by knowledgeable organizations who themselves hold the requisite licenses to maximize efficiency in the supply chain. All sales of our ARWEN® launchers are made directly to law enforcement agencies and other eligible professional users.

Rest of the World

As our current focus is commercializing PARA SHOTTM in the United States, we have not begun analyzing the related government regulations for the rest of the world.

Digitization and Counter-Threat

Firearm Business License

In Canada, we maintain through our wholly owned subsidiaries a Firearm Business License with the Chief Firearms Officer of the Ontario Ministry of Solicitor General for our following business activities:

●	Manufacture, modification and assembly: prohibited weapons, ammunition, restricted firearms, prohibited devices, prohibited ammunition, prohibited handguns, non-restricted firearms, prohibited firearms;
●	Retail sales (including consignment sales): restricted firearms and non-restricted firearms;

●	Wholesale: Prohibited handguns, non-restricted firearms, ammunition, prohibited firearms, restricted firearms, prohibited weapons, prohibited devices;
●	Consignment sales: prohibited firearms including prohibited handguns;
●	Gunsmithing: prohibited firearms, prohibited handguns, non-restricted firearms, restricted firearms;
●	Transportation of inventory: prohibited firearms, ammunition, prohibited handguns, non-restricted firearms, prohibited ammunition, prohibited devices, restricted firearms, prohibited weapons;
●	Storage of firearms: restricted firearms, non-restricted firearms, prohibited firearms, prohibited handguns;
●	Export: ammunition, prohibited handguns, non-restricted and restricted firearms, prohibited ammunition, prohibited firearms, prohibited weapons, prohibited devices;
●	Possession for the purpose of instruction: restricted firearms, ammunition, non-restricted firearms, prohibited handguns;
●	Import: prohibited firearms, non-restricted firearms, prohibited devices, prohibited ammunition, ammunition, prohibited weapons, prohibited handguns and restricted firearms;
●	Retail sales of non-prohibited ammunition;
●	Development, modification and/or testing: prohibited weapons, restricted firearms, non-restricted firearms, prohibited firearms, prohibited handguns, prohibited devices, and ammunition; and
●	Exhibiting at out-of-province gun show: non-restricted firearms, ammunition and restricted firearms.

The Firearm Business License is for the purposes of: (i) the performance of a contract entered into by the Government of Canada, the government of a province, the government of a municipality acting on behalf of a police force, or a police force, or by a person acting on behalf of such a government or a police force; and (ii) the development, modification or testing of a prohibited firearm, prohibited weapon, prohibited device or prohibited ammunition, or any component or part thereof, for the purpose of training, or supplying goods or training materials used in the training of, a public officer as defined in subsection 117.07(2) of the Criminal Code (Canada), who is acting in the course of his or her duties or employment.

The Company’s Chairman holds the role of Chief Firearms Official and has the responsibility of overseeing compliance with our firearms and explosives licenses in all regards. As of the date of this Annual Report, we believe we are fully compliant with all the conditions under which the Firearm Business License is delivered and maintained.

We have a Firearms Business License that covers any potential scenario that we may from time to time be involved in which such a license would be required. We are currently not in the retail or consignment sale of firearms and do not expect to be in this type of business.

For greater clarity, we use real firearms in the development and testing of our products as well as in training users on their use. Any device such as the TASCS IFM or TASCS NORS must be developed and tested on the weapon platforms for which it is designed. The Shot Counter is designed to work on automatic weapons in military and police inventories. These types of weapons are classified as prohibited and are solely utilized in the development and testing of the product. Replica systems are utilized for static demonstrations, trade shows and other non-firing events. The Company is no longer pursuing the development of the Shot Counter.

We procure ammunition such as those required for mortars, grenade launchers and others weapon types to conduct testing and evaluation. On occasion, we may need to export ammunition in support of demonstrations.

Controlled Goods Program

In Canada, an individual or organization must register in the Controlled Goods Program with Public Services and Procurement Canada if they need to:

●	examine, possess or transfer controlled goods (munitions);
●	transfer controlled goods outside of Canada; or
●	receive bid solicitation documents containing controlled goods or controlled technology.

We are registered in the Controlled Goods Program and believe we are in compliance as of the date of this Annual Report.

Economic Dependence

As an early-stage company, the revenue stream in our fiscal year ending September 30, 2021 (“Fiscal 2021”) for the TASCS system was concentrated on one United States military customer. We recognized 98.3% of the total revenue (USD$0.8 million) for this United States military customer during Fiscal 2021 (see Item 5.E. –Critical Accounting Estimates). We delivered the remaining milestone and recognized the remaining 2.7% of the total revenue during the first quarter of Fiscal 2022. While we originally expected to receive follow-on orders for our TASCS IFM 81mm mortar system they are likely to be under multi-year “Joint Fires” programs. There is no assurance of such orders in the future.

Since September 30, 2021, we have further diversified our revenue base as a result of the Police Ordnance Acquisition. Additionally, on December 1, 2021, we entered into a master professional services agreement (the “MPSA”) with General Dynamics Mission System (“GDMS”) to support the development of digitization solutions for future Canadian Land C4ISR programs under Strong, Secure, Engaged: Canada’s Defence Policy. This includes TAK integration and other digitization services over 12 months. The MPSA serves as the master agreement and governs the basic terms and conditions for all future statements of work (“SOW”) but does not in itself give rise to financial rights or obligations for either GDMS or us nor does it ensure that a future SOW will be awarded. Accordingly, there are no material terms in the MPSA except for the termination provision. At its sole discretion, GDMS may terminate the MPSA and/or a SOW by written notice to us. Under such event, GDMS will be liable for work rendered or expenses incurred prior to the effective date of such termination for which payment has not been made to us. GDMS may also terminate the MPSA immediately in the event of default (as defined in the GDMS). Concurrently with entering in the MPSA, we entered into a SOW with GDMS for the first phase of the project which was delivered by the end of Q3 Fiscal 2022 and fully collected. GDMS accounted for 41% of our Fiscal 2022 consolidated revenue. During Q1 Fiscal 2023 we entered into another SOW with GDMS for USD$0.1 million, which we delivered by the end of the quarter. In Q4 2022 we entered into a three-year contract with CCT to provide support for the GSAR program with Public Safety Canada. In Fiscal 2023 the GSAR revenue made up approximately 23% and 20% in Fiscal 2024 of total annual revenue. In Fiscal 2024, we began work on the DSEF and Land C4ISR contracts and they made up 36% and 8%, respectively, of total annual revenue in Fiscal 2024. With the commercial launch of PARA SHOTTM product line in Fiscal 2024 and continued product sales from the ARWEN® launchers and ammunition, we anticipate our total consolidated revenue will continue to diversify with various customers, resulting in less dependence on limited customers to drive positive cash flows and profitability. In Fiscal 2025, we continued work on the DSEF and Land C4ISR contracts and they made up 12% and 65%, respectively, of total annual revenue in Fiscal 2025. With the growth in product sales of ARWEN® launchers and ammunition we continued to see diversification in total consolidated revenues.

Foreign Operations

We established office space in Stafford, Virginia to conduct United States business development activities and anticipated light assembly and distribution for our less-lethal, Digitization, and Counter-Threat business lines. We released this space in the summer of 2023 and rented alternative space in the premises of our outsourced PARA SHOTTM devices manufacturer in North Carolina for greater economy and convenience. The North Carolina space was released on December 31, 2024.

C.Organizational Structure

The following chart illustrates our wholly-owned subsidiaries:

KWESST U.S. Holdings Inc.

On May 2, 2022, we incorporated a wholly-owned United States holding subsidiary in Delaware (United States).

KWESST Public Safety Systems U.S. Inc.

On May 2, 2022, we incorporated a wholly-owned United States subsidiary in Delaware (United States), for the PARA SHOTTM product line in the United States (see Item 4.B. - Business Overview).

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

KWESST Public Safety Systems Canada Inc.

On April 6, 2022, we incorporated a wholly-owned subsidiary in Ontario (Canada), for the PARA SHOTTM business line in Canada (see Item 4.B. - Business Overview).

2720178 Ontario Inc. and Police Ordnance Company Inc.

On December 15, 2021, we acquired 2720178 Ontario Inc., which owns all of the issued and outstanding shares of Police Ordnance, a company incorporated in Ontario (Canada) (see Item 4.A. - History and Development of the Company - Principal Capital Expenditures and Divestitures). These are wholly-owned subsidiaries of the Company.

KWESST Inc.

On April 24, 2017, we incorporated a company in Ontario (Canada) named KWESST Inc. for the Digitization and Counter-Threat business lines.

On September 17, 2020, pursuant to the Qualifying Transaction (as defined below), KWESST Inc. amalgamated with Subco, with the amalgamated company retaining the name of “KWESST Inc.”

D.Property, Plants and Equipment

We do not own any real estate property. We operate from leased premises in three different locations, as detailed in the following table:

Area
Location	(approx.)	Premise Use	Expiry Date
80 Hines Rd, Suite 300, Ottawa, Ontario, Canada	15,670 sq. ft.	Corporate offices and administration, R&D	May 31, 2031 (renewal extension of 5 years)
155 Terence Matthews, Unit#1, Ottawa, Ontario, Canada	7,200 sq. ft.	Corporate offices and administration, R&D	April 30, 2026 (renewal extension of 5 years)
557 Massey Road, Guelph, Ontario, Canada	5,500 sq. ft.	Vacant	October 31, 2026 (renewal extension of 2 years to 2028)

At September 30, 2025, the carrying value of our total tangible fixed assets was approximately $0.3 million mostly held in Ottawa, Ontario, Canada.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Certain share-related information presented in this section gives effect to the Reverse Splits.

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements and the other financial information contained elsewhere in this document. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Our discussion contains forward-looking statements based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements.

A.Operating Results

RESULTS OF OPERATIONS

The following selected financial data has been extracted from the audited consolidated financial statements for the year ended September 30, 2025 (“Fiscal 2025 FS”):

				Change	Change
				2025 vs	2024 vs
	2025	2024	2023	2024	2023
Revenue	$4,942,626	$1,504,328	$1,234,450	229%	22%
Cost of sales	(3,204,578)	(1,017,826)	(1,425,828)	215%	(29)%
Gross profit (loss)	1,738,048	486,502	(191,378)	257%	(354)%
Gross Margin %	35.2%	32.3%	(15.5)%

Operating expenses
General and administrative	5,225,997	4,836,815	6,165,297	8%	(22)%
Selling and marketing	2,037,088	1,525,228	2,892,679	34%	(47)%
Research and development	2,367,995	2,354,160	1,529,572	1%	54%
Share-based compensation	113,692	291,761	373,554	(61)%	(22)%
Depreciation and amortization	1,073,727	1,277,911	952,508	(16)%	34%
Total operating expenses	10,818,499	10,285,875	11,913,610	5%	(14)%
Operating loss	(9,080,451)	(9,799,373)	(12,104,988)	(7)%	(19)%

Other income (expenses)
Share issuance costs	(1,807,686)	(541,566)	(1,985,074)	234%	(73)%
Net finance costs	(173,375)	(196,323)	(668,034)	(12)%	(71)%
Foreign exchange gain (loss)	114,347	59,191	(98,275)	93%	(160)%
Impairment of right-of-use-asset	(88,596)	—	—	—%	—%
Change in fair value of warrant liabilities	1,402,258	3,047,568	5,841,192	(54)%	(48)%
Gain/loss on disposals	6,809	(7,256)	(291,181)	(194)%	(98)%
Total other income (expenses), net	(546,243)	2,361,614	2,798,628	(123)%	(16)%
Loss before income taxes	(9,626,694)	(7,437,759)	(9,306,360)	29%	(20)%
Income tax recovery
Deferred tax recovery	—	—	—	—%	—%

Net loss	$(9,626,694)	$(7,437,759)	$(9,306,360)	29%	(20)%
EBITDA loss	$(8,379,592)	$(5,963,525)	$(7,685,818)	41%	(22)%
Adjusted EBITDA loss(1)	$(7,893,032)	$(8,229,701)	$(10,778,926)	(4)%	(24)%
Loss per share - basic and diluted	$(15.78)	$(188.86)	$(478.85)	(92)%	(61)%
Weighted average Common Shares - basic and diluted	610,169	39,382	19,435	—	—
(1)	EBITDA and Adjusted EBITDA are non-IFRS measures. See “Non-IFRS Measures”. See below for “Reconciliation of Non-IFRS Measure”.

In the following table, we have reconciled EBITDA and Adjusted EBITDA to the most comparable IFRS financial measure.

	2025	2024	2023
Net loss as reported under IFRS	$(9,626,694)	$(7,437,759)	$(9,306,360)
Net financing costs	173,375	196,323	668,034
Depreciation and amortization	1,073,727	1,277,911	952,508
Deferred tax recovery	–	–	–
EBITDA loss	(8,379,592)	(5,963,525)	(7,685,818)
Other adjustments:
Stock-based compensation	113,692	291,761	373,554
Share issuance costs	1,807,686	541,566	1,985,074
Impairment of right-of-use-asset	88,596	–	–
Fair value adjustment on derivatives	(1,402,258)	(3,047,568)	(5,841,192)
Foreign exchange loss (gain)	(114,347)	(59,191)	98,275
Gain/loss on disposals	(6,809)	7,256	291,181
Adjusted EBITDA loss	(7,893,032)	(8,229,701)	(10,778,926)

Current Year Variance Analysis (2025 vs. 2024)

For Fiscal 2025 net loss was $9.6 million compared to $7.4 million in Fiscal 2024. Fiscal 2025 EBITDA loss was $8.4 million, compared to $6.0 million for the same period last year. The increase in net loss and EBITDA loss of $2.4 million is due primarily to an increase in operating expenses in all areas. This was offset by an increase in gross margin of $1.2 million as described in further detail below.

Revenue

Total revenue increased by $3.4 million in Fiscal 2025 as compared to Fiscal 2024, mainly due to an additional $3.0 million generated from the digitization business line and $0.4 million of additional ARWEN® sales. The increase is due to the significant ramp-up on the Land C4ISR contract beginning in the first quarter of fiscal 2025 as well as a refocus on the ARWEN® product line and the significant reduction of the order backlog due to improvements made to the Company’s supply chain for these products.

Gross Margin

Gross margin percentage increased from 32.3% in Fiscal 2024 to 35.2% in Fiscal 2025 mainly due to the continued ramp-up and established margins being achieved from the digitization business line offset by lower margins achieved on the ARWEN® product line due to the difference in product mix being sold over the comparable periods, with an increase in launcher sales in Fiscal 2025. The ARWEN® product line was refocused around reliable suppliers as well as manufacturing agreements and improved customer satisfaction with the continued elimination of the backlog of orders and speedier order fulfilment.

Outlook

Management expects revenue to continue to increase as it adds additional resources to fulfill its Canadian Government Defence programs.  Beginning in February 2026 the Company is expecting its government services business to grow to approximately CAD$8.85 million of program billings on an annualized go-forward basis. Management continues to work closely with industry partners and prime contractors on the outlook for growth. The Company also expects revenue to increase with continued growth in the ARWEN® business including the expected demand/future orders for the new 40mm ammunition and PARA SHOTTM products as well as the commercial launch of DEFSEC LightningTM. Management also expects the initial order of BLDS in the year to result in requests for additional networked prototypes ultimately resulting in future revenue.

5 Unaudited, non-IFRS measure. See Item 5. A – Operating Results – Non-IFRS Measures.

Operating Expenses(“OPEX”)

Total OPEX increased by $0.6 million when comparing Fiscal 2025 to the same period last year. OPEX for Fiscal 2025, comprised of:

●	General and administrative expenses increased by $0.4 million or 8% as compared to the same period last year. The increase is predominantly due to additional costs to support the additional headcount added during the year, which is attributing to the increase in revenue in Fiscal 2025.
●	Sales and marketing expenses increased by $0.5 million, due to a shift in focus to drive increased business development efforts, especially for ARWEN® 40mm, PARA SHOTTM and DEFSEC LightningTM; and
●	Research and development expenses in Fiscal 2025 was flat as compared to Fiscal 2024. As engineering cost reductions related to the PARA SHOTTM products were offset by higher costs on our other product lines.

Other income (expenses), net

For Fiscal 2025, total other income (expenses) decreased by $2.9 million, resulting in a net other expense of $0.6 million as compared to a net other income of $2.4 million. The change in total other income (expenses) was driven mainly by:

●	a $1.4 million gain from the change in fair value of warrant liabilities as compared to a $3.0 million gain in Fiscal 2024. The gain in both year is as a result of the remeasurement of the warrant liabilities at each balance sheet date. Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired; and
●	a $1.3 million increase in share issuance costs incurred during the year related to the November 1, 2025 financing that was completed.

Non-IFRS Measures

In addition to its results presented in accordance with IFRS, DEFSEC presents certain “non-IFRS” financial measures on a supplemental basis. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

The non-IFRS measures used herein includes “annualized gross margin contribution” and “program billings on annualized go-forward basis”, which are unaudited, non-IFRS measures.

“Annualized gross margin contribution”, refers to gross margin dollars based on the staff and other related costs for the entire year at the program billing rate. Management believes annualized gross margin contribution is a useful measure because it aligns with annualized revenue and billings. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which this non-IFRS measure relates is gross margin.

“Program billings on annualized go-forward basis”, refers to programmatic revenue based on the roles staffed for a full year at the program billing rate. Management believes program billings on annualized go-forward basis is a useful measure because it reflects management’s estimate of annualized revenues based on current contractual taskings as of the date of this release. The most directly comparable financial measure that is disclosed in the financial statements of the Company to which the non-IFRS measure relates is revenue.

These non-IFRS financial measures reflect an additional way of viewing aspects of the Company’s operations that, when viewed with IFRS results and the reconciliations to the corresponding IFRS financial measures, may provide a more complete understanding of factors and trends affecting the Company’s business. Because non-IFRS financial measures exclude the effect of items that will increase or decrease the Company’s reported results of operations, management strongly encourages investors to review the Company’s consolidated financial statements and publicly filed reports in their entirety under the Company’s profile on under the Company’s SEDAR+ profile at https://sedarplus.ca/ and EDGAR profile at www.sec.gov/search-filings.

Prior Year Variance Analysis (2024 vs. 2023)

For Fiscal 2024, DEFSEC’s net loss was $7.4 million. Fiscal 2024 EBITDA loss was $6.0 million, a decrease of 20% over the comparable prior period mainly due to an increase in revenue and gross profits from our digitization contracts combined with a decrease in operating expenses resulting from a reduction in consulting fees and investor relations costs year over year, and a reduction in G&A costs due the impairment charge on the Phantom intangible asset in Fiscal 2023 and decrease in general administrative expenditures year over year. The adjustments to EBITDA loss Fiscal 2024 included the change in fair value of derivative liabilities, and a decrease in share issuance costs from the 2024 financing activities as compared to the U.S. IPO and Canadian Offering, and July 2023 Private Placement in Fiscal 2023. There were no stock options granted in Fiscal 2024, resulting in a reduction in stock-based compensation expense in Fiscal 2024 compared to Fiscal 2023. The decrease in net financing costs in Fiscal 2024 over the comparable prior period is due to the costs related to the unsecured loans in Fiscal 2023 whereas the loans were repaid, and no such costs were incurred Fiscal 2024.

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

Operating Expenses(“OPEX”)

Total OPEX decreased by $1.6 million, or 14%, over the comparable prior year due to the following factors:

●	G&A decreased by $1 million, or 13%, primarily due the impairment charge on the Phantom intangible asset in Fiscal 2023 ($1.5 million) and decrease in general administrative expenditures ($0.3 million), offset by an increase in personnel cost ($0.4 million) due to an increase in corporate headcount, which was a significant factor in the Company remediating the material internal control weaknesses disclosed in the 2023 annual filings, and related compensation consistent with increased compliance requirements related to our TSX.V and Nasdaq listing, and increase in depreciation from two additional right-of-use assets and capitalization of the ready-for-use LEC intangible asset in Fiscal 2024 ($0.4 million);
●	S&M decreased by $1.5 million, or 49%, primarily due to a decrease in investor relations costs and related sales and marketing costs ($1.6 million), and a decrease in business development costs ($0.3 million), offset by an increase in personnel cost ($0.4 million) mainly to promote our DEFSEC and ARWEN products; and

●	R&D increased by $0.8 million, or 51%, primarily due to the fact that the LEC reaching commercial feasibility, and any associated costs no longer being capitalized, while it was still in the development stage in Fiscal 2023 ($0.5 million), an increase in personnel costs advancing the DEFSEC LightningTM and BLDS projects in Fiscal 2024 ($0.8 million), and impairment charge on the write-off of obsolete inventory ($0.1 million), offset by a reduction in engineering and production related consulting fees compared to the comparable prior year period ($0.7 million).

Other income (expenses), net

For Fiscal 2024, our total other income was $2.4 million, compared to total other income of $2.8 million for the comparative period in 2023 resulting in a decrease of $0.4 million. The change in other income (expenses) was driven mainly by:

●	a decrease of $1.4 million in Share Offering Costs as $1.9 million related to the U.S. IPO and Canadian Offering, and July 2023 Private Placement in Fiscal 2023, compared to $0.5 million associated with the two US public offering financing activities in April and June 2024, and the US registered direct offering in August 2024;
●	$0.5 million decrease in net finance costs is primarily due to the Fiscal 2023 recognition of the remaining unamortized accretion costs and interest expense relating to the repayment of all outstanding loans, following the closing of the U.S. IPO and Canadian Offering;
●	a decrease of $0.3 million in loss on disposal of PP&E due to the impairment charge on the Phantom intangible asset; and
●	$0.2 million increase in foreign exchange gain due to appreciation in the U.S. currency during the period; offset by
●	$3.0 million gain on change in fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at September 30, 2024, driven by a decrease in the underlying Common Share price on September 30, 2024. Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired. They are remeasured due to the fact that the exercise price is different from the Company’s functional currency, and they have a cashless exercise option which are two factors that determine the classification of these warrants as liabilities instead of equity instruments.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected results for the eight most recent complete quarters to September 30, 2025:

	2025				2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$1,373	$1,417	$1,264	$888	$560	$329	$486	$129
Net Loss	(2,409)	(2,301)	(1,460)	(3,457)	(2,337)	(1,162)	(3,540)	(399)
Net Loss per Common Share (Basic and diluted)	$(2.70)	$(3.69)	$(6.16)	$(23.94)	$(59.33)	$(27.30)	$(127.66)	$(149.10)

Quarterly Results Trend Analysis

We experienced some fluctuations within our quarterly revenue during Fiscal 2025 primarily related to the timing and fulfilment of orders for our ARWEN® products. Our digitization revenue grow quarter over quarter as we ramped up service delivery on our military government contacts. Quarterly fluctuations in net loss was due to the timing of spending for certain research and development projects by third party contractors. Financing related costs in the first quarter of fiscal 2025 is also contributing to the quarter over quarter changes in net loss.

Fourth Quarter Fiscal 2025

The following table summarizes our results of operations for the respective periods:

	Three Months Ended September 30,
	2025	2024
Revenue	$1,373,303	$559,920
Cost of sales	(753,288)	(302,607)
Gross profit (loss)	620,015	257,313

Operating expenses
General and administrative	1,498,996	1,029,581
Selling and marketing	645,074	399,470
Research and development, net	993,170	566,778
Share-based compensation	14,518	108,159
Depreciation and amortization	164,222	314,862
Total operating expenses	3,315,980	2,418,850

Operating loss	(2,695,965)	(2,161,537)

Other income (expenses)
Share issuance costs	–	(174,635)
Net finance costs	(37,390)	(58,434)
Foreign exchange gain (loss)	182,097	(9,222)
Impairment of right-of-use assets	–	–
Gain/loss on disposals	–	(7,256)
Change in fair value of warrant liabilities	142,152	74,456
Total other income (expenses), net	286,859	2,361,614
Loss before income taxes	(2,409,106)	(2,336,628)
Income tax recovery
Deferred tax recovery	–	–
Net loss	$(2,409,106)	$(2,336,628)

Net loss per share
Basic and diluted	$(2.70)	$(55.74)

Weighted average number of shares outstanding
Basic and diluted	892,996	41,922

Revenue

In the fourth quarter of Fiscal 2025 revenue was $1.4 million an increase of $0.8 million as compared to the same period last year. As noted above, the increase is mainly due to additional revenue from the digitization business line and additional ARWEN® sales. The increase is due to the significant ramp-up on the Land C4ISR contract beginning in the first quarter of fiscal 2025 as well as a refocus on the ARWEN® product line and the significant reduction of the order backlog due to improvements made to the Company’s supply chain for these products.

Operating Expenses

Total OPEX was $3.3 million in the fourth quarter of Fiscal 2025 compared to $2.4 million for the fourth quarter of Fiscal 2024 an increase of $0.9 million, or 37%, over the comparable prior year quarter. The change is due to increased spending in all areas as we ramp up operations to bringing our PARA SHOTTM, DEFSEC Lightening and BLDS products to market and continue to grow our digitization and ARWEN® revenue streams.

Net Loss

Our net loss was $2.4 million for the quarter ended September 30, 2025, a $0.1 million increase from the fourth quarter of Fiscal 2024, primarily driven by a $0.2 million in share issuance costs incurred in the fourth quarter of Fiscal 2024 as compared to $nil in share issuance costs incurred in the fourth quarter of Fiscal 2025.

B.Liquidity and Capital Resources

a.FINANCIAL CONDITION

The following table summarizes our financial position:

	September 30,	September 30,	September 30,
	2025	2024	2023
ASSETS
Current	$8,946,025	$1,842,355	$6,842,074
Non-currents	3,975,451	3,774,793	4,916,758
Total Assets	$12,921,476	$5,617,148	$11,758,832

Liabilities
Current	$2,918,205	$2,975,581	$6,383,635
Non-current	2,201,552	1,273,280	1,439,577
Total Liabilities	5,119,757	4,248,861	7,823,212
Net assets	$7,801,719	$1,368,287	$3,935,620
Working capital (1)	$6,027,820	$(1,133,226)	$458,439

Indebtedness:
Borrowings	$—	$—	$—
Lease liabilities	1,303,450	302,223	429,523
Warrant liabilities	210,965	847,295	4,335,673
Total debt	$1,514,415	$1,149,518	$4,765,196
(1)	Working capital is calculated as current assets less current liabilities.

Our working capital was $6.0 million at September 30, 2025, an improvement of $7.2 million from September 30, 2024. The improvement was primarily due to the proceeds from three financings in Fiscal 2025 as well as decreased cash flows from operations relating to digitization contracts and ARWEN. Current liabilities include warrant liabilities, a non-cash liability item. Excluding warrant liabilities, working capital would be $6.2 million (September 30, 2024 – negative $0.3 million). These warrant liabilities will be extinguished when the warrants are exercised or expired. If exercised, the proceeds will provide additional capital to fund future working capital requirements. There is no assurance that any warrants will be exercised.

Total assets increased by $7.3 million from September 30, 2025, mainly due to an increase in cash of $6.4 million resulting from unspent proceeds from our financing activities during the year and an increase in accounts receivable of $0.9 million due to the digitization contracts, along with an increase in right-of-use assets of $0.9 million due to the signing of a new office lease.

Total liabilities increased by $0.8 million from September 30, 2024, mainly due to an increase in lease obligations of $1.0 million due to the signing of a new office lease offset by a decrease in warrant liabilities of $0.6 million due to the exercise of warrants classified as liabilities and the fluctuation in the Company’s stock price as the fair value of the warrant liability is revalued every period.

b.LIQUIDITY AND CAPITAL RESOURCES

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

On November 1, 2024, we closed a public offering pursuant to which we received aggregate gross proceeds of $4.9 million (USD$3.5 million), before underwriting and offering costs. On November 12, 2024, we closed a private placement pursuant to which we received aggregate gross proceeds of $3.4 million, before underwriting and offering costs. On February 21 and 25, 2025, we closed a private placement for which we received aggregate gross proceeds of $3.7 million, before underwriting and offering costs. On July 25, 2025, we closed a public offering for which we received aggregate gross proceeds of $6.8 million, before underwriting and offering costs.

At September 30, 2025, our cash position was $6.7 million, an increase of $6.4 million since September 30, 2024, primarily due to the four financings which provided gross proceeds of $18.8 million before underwriting and offering costs as well as proceeds from the exercise of warrants of $0.4 million, offset by the underwriting and offering costs of $4.3 million along with the cash used in operations of $8.0 million. The Company’s also generated cash from the delivery of products and services as revenue grew $3.4 million when comparing Fiscal 2025 to Fiscal 2024.

As an early-stage company, we have not yet reached significant revenue levels for most of our other products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance. Accordingly, there are material risks and uncertainties that may cast substantial doubt about our ability to continue as a going concern. Further, we may require additional capital in the event we fail to implement our business plan, which could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Potential sources of capital may include additional equity and/or debt financings.

In our view, the availability of capital will be affected by, among other things, capital market conditions, the success of our PARA SHOTTM system and DEFSEC LightningTM market development efforts, timing of winning new customer contracts, potential acquisitions, and other relevant considerations. In the event we raise additional funds by issuing equity securities, our existing shareholders will likely experience dilution, and any additional incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operational and financial covenants that could further restrict our operations. Any failure to raise additional funds on terms favorable to us or at all may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not being in a position to advance our commercialization strategy or take advantage of business opportunities.

Consolidated Statements of Cash Flows

The following table summarizes our consolidated statements of cash flows for the respective periods:

	2025	2024	2023
Total cash provided by (used in):
Operating activities	$(7,957,245)	$(9,060,744)	$(14,078,629)
Investing activities	(180,408)	(111,153)	(1,440,734)
Financing activities	14,602,370	4,021,716	20,755,827
Net cash outflows	6,464,717	(5,150,181)	5,236,464
Cash, beginning of period	256,828	5,407,009	170,545
Effect of exchange rates on cash	(35,116)	—	—
Cash, end of period	6,686,429	256,828	5,407,009

Cash used by operating activities

Cash flow used in operating activities decreased by $1.1 million to $7.9 million for the year ended September 30, 2025, primarily due to an increase in gross margin due to an increase in higher margin digitization and ARWEN® revenue and a offset by higher operating expenses.

Cash used by investing activities

Cash flows used in investing activities in Fiscal 2025 were $0.2 million compared to $0.1 million in Fiscal 2024 as a result of minor investments in property and equipment and patents.

Cash provided by financing activities

Cash flows provided by financing activities were $14.6 million in Fiscal 2025 compared to $4.0 million in Fiscal 2024. The increase was due to the four financings providing gross proceeds of $18.8 million along with proceeds from the exercise of warrants of $0.4 million, offset by share issuance costs of $4.3 million and lease repayments of $0.2 million.

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

Our primary sources of capital to date have been security offerings, exercise of stock options and warrants, and, to a lesser extent, borrowings and digitization and pre-commercial revenue. The following is a breakdown of our capital:

	September 30,	September 30,	September 30,
	2025	2024	2023
Debt:
Lease liabilities	$1,303,450	$302,223	$429,523
Warrant liabilities	210,965	847,295	4,335,673

Equity
Share capital	$47,003,991	$37,822,725	$33,379,110
Warrants	7,764,412	1,084,687	1,042,657
Contributed surplus	5,398,445	5,152,753	4,769,115
Accumulated other comprehensive loss	(85,077)	(38,520)	(39,663)
Accumulated deficit	(52,280,052)	(42,653,358)	(35,215,599)
Total capital	$9,316,134	$2,517,805	$8,700,816

During Fiscal 2023, we fully repaid all outstanding loans following the closing of the U.S. IPO and Canadian Offering.

Contractual Obligations and Commitments

At September 30, 2025, our contractual obligations and commitments were as follows:

		Within 1			5 years and
Payment due:	Total	Year	1 to 3 years	3 to 5 years	beyond
Minimum royalty commitments	$2,000,000	$200,000	$500,000	$600,000	$700,000
Accounts payable and accrued liabilities	2,310,662	2,310,662	—	—	—
Lease obligations	2,250,220	169,053	617,088	414,488	1,049,591
Total contractual obligations	$6,560,882	$2,679,715	$1,117,088	$1,014,488	$1,749,591

The Company, under its LC4ISR Sub-Tier Subcontract, shall meet certain Industrial and Technological Benefits (“ITBs”) targets as a condition for fulfilling the obligations in the contract. Such requirements are part of Canada’s effort to promote economic development and increased competitiveness of the defence sector and develop, grow and sustain a diverse, talented, and innovative Canadian workforce. Under the obligations, DEFSEC will spend 100% of the contract-value as Supplier Development in Canada, specifically involving Small and Medium Business (employing fewer than 250 full-time personnel), and spend 20% of the contract value as transactions involving Skills Development and Training in the areas of Defence Systems Integration, Artificial Intelligence, Cyber Resilience, or In-Service Support. As all work under the contract is being executed in Canada by DEFSEC, 100% the Small and Medium Business requirement is expected to be met. Achievement of the Company’s Skills Development and Training requirement is expected to be met by transactions related to Senior Integrated Logistics Support Specialist (“ILS”) related roles filled under its taskings, as these have been deemed by Canada to be eligible, and DEFSEC currently has four (4) such roles of its total 17 under current taskings.  While these roles are expected to fulfill its obligations over the achievement period, any penalty by way of liquidated damages, is limited in its financial impact to a maximum of 20% of the shortfall (up to 4% of total contract value). Further mitigating any potential shortfall is the ability to achieve a five (5) times multiplier for any contribution to Skills Development and Training for Indigenous Peoples or majority Indigenous-controlled educational or training facilities. Based on billings to date under this contract, the Company may have an ITB spend obligation of $134,000. Management believes it will meet the required targets within the specified timeframes. Accordingly, no liability has been recorded in these consolidated financial statements related to this commitment.

Shares Outstanding

At September 30, 2025, our authorized capital consists of an unlimited number of Common Shares with no stated par value.

The following table shows the outstanding Common Shares and dilutive securities at September 30, 2025:

		Underlying
	Securities	Common	Average price	Proceeds if
	outstanding	Shares(1)	(CAD $)	exercised
Common shares	1,396,321	1,396,321	$—	$—
Warrants	8,994,473	1,128,227	1.87	16,819,665
Pre-funded warrants	182,999	31,987	0.012	2,196
Warrant liabilities	9,539,727	45,425	3.17	30,240,935
U.S. underwriter warrants	1,489,808	89,473	2.13	3,173,291
Stock options	995	995	554.42	551,648
Total Common Shares and dilutive securities		2,692,428		$50,787,735
(1)	Represents the number of shares to be issued upon exercise.

The following table shows the outstanding Common Shares and dilutive securities at December 29, 2025:

		Underlying
	Securities	Common	Average price	Proceeds if
	outstanding	Shares(1)	(CAD $)	exercised
Common shares	1,993,626	1,993,626	$—	$—
Warrants	9,560,513	1,694,267	2.01	19,216,631
Pre-funded warrants	151,734	722	0.013	1,973
Warrant liabilities	9,539,727	45,425	3.04	29,000,770
U.S. underwriter warrants	1,489,808	89,473	2.07	3,083,903
Stock options	995	995	554.42	551,648
Total Common Shares and dilutive securities		3,824,508		$51,854,925
(1)	Represents the number of shares to be issued upon exercise.

Shares for Debt Settlement – January 2024

On January 10, 2024, we issued 222 Common Shares in settlement of debt in an amount of approximately $97,615. See Note 16(a) of the Fiscal 2025 Consolidated Financial Statements for further details.

US Public Offering – April 2024

On April 9, 2024, we closed a brokered US public offering, resulting in the issuance of 3,500 Common Shares, for aggregate gross proceeds of $1.4 million (US$1.0 million) (the “April 2024 Public Offering”). See Note 16(a) of the Fiscal 2025 Consolidated Financial Statements for further details.

US Public Offering – June 2024

On June 14, 2024, we closed a brokered US public offering, resulting in the issuance of 13,809 Common Shares, for aggregate gross proceeds of $2.3 million (US$1.7 million) (the “June 2024 Public Offering”). See Note 16(a) of the Fiscal 2025 Consolidated Financial Statements for further details.

US Registered Direct Offering – August 2024

On August 13, 2024, we closed the August 2024 Offering for the purchase and sale of 22,452 Common Shares for aggregate gross proceeds of $1.3million (US$0.9 million) (the “August 2024 Direct Offering”). See Note 16(a) of the Fiscal 2025 Consolidated Financial Statements for further details.

US Public Offering – November 2024

On November 1, 2024, we closed the November 2024 Public Offering for the purchase and sale of 3,809,000 pre-funded warrants and 3,810 Common Shares for aggregate gross proceeds of $4.9 million (US$3.5 million). See Note 16(a) of the Fiscal 2025 Consolidated Financial Statements for further details.

Shares for Debt Settlement – November 2024

On November 11, 2024, we issued 5,669 Common Shares in a settlement of debt in an amount of $100,000 See Note 16(a) of the Fiscal 2025 Consolidated Financial Statements for further details.

Private Placement – November 2024

On November 12, 2024, we closed the November 2024 Private Placement for the purchase and sale of 4,145,200 pre-funded warrants for aggregate gross proceeds of $3.4 million. Each pre-funded warrant was bundled with one Common Share purchase warrant of the Company. See Note 16(a) of the Fiscal 2025 Consolidated Financial Statements for further details.

Private Placement – February 2025

On February 21, 2025, we closed the first tranche of the February 2025 Private Placement for the purchase and sale of 43,033 Common Shares and 2,884,175 pre-funded warrants and on February 25, 2025, we closed the second tranche of the private placement for the purchase and sale of 7,215 Common Shares, all for aggregate gross proceeds of $3.7 million. Each Common Share and pre-funded warrant was bundled with one Common Share purchase warrant of the Company See Note 16(a) of the Fiscal 2025 Consolidated Financial Statements for further details.

Public Offering – July 2025

On July 25, 2025, the Company issued 673,084 Common Shares and 86,795 pre-funded warrants of the Company as part of a public offering, together with Common Share purchase warrants to purchase up to 759,879 Common Shares at a combined public offering price of $8.955 per share or pre-funded warrant and accompanying warrant for gross proceeds of $6.8 million. The warrants have an exercise price of $10.52 per share, are exercisable upon issuance and expire five years following the date of issuance. See Note 16(a) of the Fiscal 2025 Consolidated Financial Statements for further details.

Registered Direct Offering – December 2025

On December 17, 2025, the Company entered into the December 2025 Securities Purchase Agreements for the purchase and sale of 566,040 Common Shares at a purchase price of CAD$3.64 (US$2.65) per Common Share in a registered direct offering. In a concurrent private placement, we issued unregistered warrants to purchase up to 566,040 Common Shares at an exercise price of CAD$4.27 per Common Share that are immediately exercisable upon issuance and expire five years following the date of issuance. The closing of the offering occurred on December 18, 2025. We intend to use the net proceeds from this Offering for working capital and general corporate purposes.

Use of Proceeds

The following table shows the use of net proceeds as at September 30, 2025 from the financing activities discussed above:

		Intended	Actual Amount
	Use of proceeds (as disclosed)	Amount	Used
April 2024 Pub. Offering	Working capital requirements and general corporate purposes	$1,357,834	$1,357,834
June 2024 Pub. Offering	Working capital requirements and general corporate purposes	2,312,918	2,312,918
August 2024 Direct Offering	Working capital requirements and general corporate purposes	1,293,589	1,293,589
November 2024 Direct Offering	Product and business development	1,528,750	1,528,750
November 2024 Direct Offering	Working capital requirements and general corporate purposes	1,528,750	1,528,750
November 2024 Private Placement	Working capital requirements and general corporate purposes	2,972,312	2,972,312
February 2025 Private Placement	Working capital requirements and general corporate purposes	2,842,584	2,203,481
July 2025 Public Offering	Working capital requirements and general corporate purposes	$5,189,989	$—

c.SELECTED ANNUAL INFORMATION

The following selected financial information is taken from the Audited Consolidated Financial Statements for the years ended September 30, 2025, 2024 and 2023:

	September 30,	September 30,	September 30,
	2025	2024	2023
Statement of Operations Data
Revenue	$4,942,626	$1,504,328	$1,234,450
Gross profit	1,738,048	486,502	(191,378)
Gross margin %	35.2%	32.3%	(15.5)%
Operating loss	(9,080,451)	(9,799,373)	(12,104,988)
Net loss	(9,626,694)	(7,437,759)	(9,306,360)
Loss per share - basic and diluted	$(15.78)	$(188.86)	$(478.85)

	September 30,	September 30,	September 30,
	2025	2024	2023
Financial Position data:
Cash	$6,686,429	$256,828	$5,407,009
Total assets	12,921,476	5,617,148	11,758,832
Total non-current liabilities	2,201,552	1,273,280	1,439,577
Total shareholders’ equity	$7,801,719	$1,368,287	$3,935,620

See Results of Operations for additional details and for the comparison discussion between the periods presented above.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

C.Research and Development, Patents and Licences, etc.

See Item 5.A. – Operating Results – Results of Operations for a description of our R&D activities during the last three fiscal years.

See Item 4.B. – Business Overview – Proprietary Protection for a listing of patents and product development in progress.

D.Trend Information

See Item 5.A. – Operating Results – Results of Operations and Item 5.B. – Liquidity and Capital Resources for trend information.

E.Critical Accounting Estimates.

The following is a summary of critical accounting policies, requiring management to make significant estimates and assumptions:

Revenue

Revenue is recognized upon transfer of control of products or services to customers at an amount that reflects the transaction price the Company expects to receive in exchange for the products or services. The Company’s contracts with customers may include the delivery of multiple products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The accounting for a contract or contracts with a customer that contain multiple performance obligations requires us to allocate the contract or contracts transaction price to the identified distinct performance obligations based on the stand-alone selling price of each performance obligation. When the fair value cannot be determined based on when it was sold separately, the Company determines a value that most reasonably reflects the selling price that might be achieved in a stand-alone transaction by using either a market assessment, expected cost plus a margin or a residual approach.

Revenue from contracts with customers is recognized, for each performance obligation, either over a period of time or at a point in time, depending on which method reflects the transfer of control of the goods or services underlying the particular obligation to the customer. Contracts based on task oriented, time and materials are measured based on agreed-upon hourly rates, direct labor hours expended, and material costs incurred and billed and recognized on a monthly basis. For product sales, revenue is recognized when the Company transfers control of the product to the customer. Control of the product transfers when the customer takes delivery of the product.

For performance obligations satisfied over time, the Company recognizes revenue over time using an input method, based on costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying such performance obligation (for non-recurring engineering services, the input method is based on hours). Under this method, costs that do not contribute to the performance of DEFSEC in transferring control of goods or services to the customer are excluded from the measurement of progress toward satisfying the performance obligation. In certain other situations, the Company might recognize revenue at a point in time, when the criteria to recognize revenue over time are not met. In any event, when the total anticipated costs exceed the total anticipated revenues on a contract, such a loss is recognized in its entirety in the period it becomes known.

The Company may enter into contractual arrangements with a customer to deliver services on one project with respect to more than one performance obligation, such as non-recurring engineering, procurement, and training. When entering into such arrangements, the Company allocates the transaction price by reference to the stand-alone selling price of each performance obligation. Accordingly, when such arrangements exist on the same project, the value of each performance obligation is based on its stand-alone price and recognized according to the respective revenue recognition methods described above. When the fair value cannot be determined based on when it was sold separately, the Company determines a value that most reasonably reflects the selling price that might be achieved in a stand-alone transaction. The Company determines a value that most reasonably reflects the selling price that might be achieved in a stand-alone transaction by using either a market assessment, expected cost plus a margin or a residual approach.

For non-recurring engineering services rendered over a contract period the revenue is recognized using the percentage of completion method; whereas for training services the revenue is recognized after the training is delivered (i.e. point in time).

The Company accounts for a contract modification, which consists of a change in the scope or price (or both) of a contract, as a separate contract when the remaining goods or services to be delivered after the modification are distinct from those delivered prior to the modification and the price of the contract increases by an amount of consideration to a price which reflects DEFSEC’s stand-alone selling price of the additional promised goods or services. When the contract modification is not accounted for as a separate contract, the Company recognize an adjustment to revenue on a cumulative catch-up basis at the date of contract modification.

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

Impairment of long-lived assets

We review property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized the carrying value of an asset exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, referred as the cash generating unit (“CGU”).

In accordance with IFRS, if the sum of the undiscounted expected future cash flows from a long-lived asset is less than the carrying value of that asset, then we recognize an asset impairment charge. The impairment charge is determined based on the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset.

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

Indication of impairment of non-financial assets

We review non-financial assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may be impaired. If the recoverable amount of the respective non-financial asset is less than our carrying amount, it is considered to be impaired. Management exercises significant judgement in estimating the recoverable amount for non-financial assets (see Impairment of long-lived assets in Note 3 to the Audited Consolidated Financial Statements). The assessment of impairment or impairment reversal indicators is based on management’s judgement of whether there are internal and external factors indicating impairment. Such factors including: market decline, adverse changes in technology, legal environment, or economic conditions, and evidence of obsolescence.

Share Based Payments

The Company has a Long-Term Incentive Plan (“LTIP”) to grant stock options, restricted share units (“RSUs”), performance stock units (“PSUs”), deferred stock units (“DSUs”), and stock appreciation rights (“SARs”) to directors, employees, and consultants. The Company measures share-based compensation at fair value for all share-based awards granted under the LTIP.

Equity-settled service award

The grant date fair value of equity-settled share-based awards is recognized as an expense on a straight-line basis over the requisite service period, with a corresponding increase in equity, over the vesting period of the awards. For stock options, the grant date fair value is determined using the Black-Scholes option model. For share units, the grant date fair value is based on DEFSEC’s closing stock price. Each tranche of an award is considered a separate award with its own vesting period and grand date fair value. The amount recognized as an expense is adjusted for estimated forfeitures.

Equity-settled performance award

The accounting for equity-settled performance award is the same as above, except compensation expense is subject to periodic adjustment based on the achievement of establishment performance criteria.

Broker compensation options

As a result of the Canadian Offering on December 9, 2022, we issued broker compensation options. To measure the fair value of the broker compensation options, we used the Monte Carlo valuation model and exercised judgment in estimating the life, risk free rate, and volatility.

For further information on the broker compensation options see Note 16(c) of the Fiscal 2025 audited consolidated financial statements.

Warrant Liabilities

As a result of the Fiscal 2025 and Fiscal 2024 financings, we issued warrant liabilities. To measure the fair value of the warrant liabilities, we used the Black Scholes valuation model and exercised judgment in estimating the life, risk free rate, and volatility.

Inventory

DEFSEC’s inventories may consist of raw materials, work-in-progress (“WIP”) and finished goods. Inventories are measured at the lower of cost and net realizable value, with cost being determined using the weighted average cost method. The cost of WIP and finished goods includes the cost of raw materials, direct labour, and overhead. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. At each reporting period, management estimates the provision for obsolete and slow-moving inventory which may be reversed in subsequent periods, should the value subsequently be recovered.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease obligation is measured at the present value of the lease payments that are not paid at the commencement date of the lease, discounted using its incremental borrowing rate at the inception of the lease. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in estimate of the amount expected to be payable under a residual value guarantee, or if the assessment of whether a purchase, extension, or termination option will be exercised. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying value of the right-of-use asset or, is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the name of each of our directors and executive officers, as well as such individual’s place of residence, position with us, principal business activities performed outside those with us and period of service as a director (if applicable).

Directors and Executive Officers

Name	Position With DEFSEC	Age	Principal Business Activity Outside DEFSEC	Director/Officer Since
David Luxton Ontario, Canada	Chairman and Director	74	N/A	October 24, 2019(1)
Sean Homuth Ontario, Canada	President, CEO, and Director	47	N/A	June 12, 2023(2)
Jennifer Welsh Ontario, Canada	CFO and Chief Compliance Officer	44	N/A	August 24, 2024(3)
Harry Webster Ontario, Canada	Chief Operating Officer	48	N/A	February 15, 2024(4)
Paul Mangano Maine, United States	Director	68	CEO of OnPoint Systems, Inc. since August 2022	September 17, 2020
Paul Fortin Ontario, Canada	Director	58	Principal Fortin Consulting Group and Independent Advisor	September 17, 2020
Rick Hillier Ontario, Canada	Director	70	Consultant	December 6, 2023
James Yersh Ontario, Canada	Director	52	President at PointClickCare	January 6, 2025(5)

Notes:

(1)	Date on which Mr. Luxton became a director of DEFSEC.
(2)	Mr. Homuth became CEO of DEFSEC on November 27, 2023. From June 12, 2023 to November 26, 2023, Mr. McLeod previously served as President and CEO of DEFSEC.
(3)	From August 24, 2024 to January 6, 2025, Ms. Welsh was the Audit Committee Chair. On January 6, 2025, she was appointed CFO and Chief Compliance Officer, effective February 3, 2025.
(4)	Date on which Mr. Webster became Chief Operating Officer.
(5)	Date on which Mr. Yersh became a director and the Audit Committee Chair.

The following are brief biographies of our directors and executive officers.

David Luxton, Chairman and Director

Mr. Luxton is a former Canadian infantry officer, and former senior official with the Canadian and British governments. In 1990 he founded Simunition, a business that develops and sells simulated munitions for realistic close quarters combat training for military and law enforcement. Between 2003 and 2009, he led the expansion of Allen-Vanguard Corporation, a company in the IED countermeasures business, from approximately $3,000,000 to a run rate of approximately $300,000,000 in annual revenues, then served as Chairman from 2010 to October 2021. Between 2015 and 2018, he was the Executive Chairman of United Tactical Systems, LLC, a company offering less-lethal products for law enforcement, military and personal defense. From 2003 to the date of this Annual Report, he has been President & Owner of DEFSEC Corp., a company that specializes in strategic transactions in the defense and security industry. Furthermore, from 2016 to 2020, he was a Senior Strategic Advisor to the University of Ottawa. Since 2019, he has been the Chairman of DEFSEC (in January 2025, his title was changed to Chairman). He is a graduate of the University of Oxford SMDP postgraduate program. He entered into a confidentiality and non-disclosure agreement through his consulting agreement with us on October 1, 2019.

Sean Homuth, President and Chief Executive Officer, Director

Mr. Homuth is a senior executive with almost 25 years of experience working with both Canadian and U.S. public companies across a broad range of industries, many with global operations. He has extensive experience with a variety of financing (equity, debt, royalty) and M&A transactions. Since 2008, he has spent the majority of his time in various C-level executive roles with emerging companies. These include having served as CFO of Orezone Gold Corporation, CFO and ultimately CEO of Northbud, and Chief Strategy Officer for The OpenNMS Group. Mr. Homuth is a Chartered Professional Accountant (CPA, CA Ontario) and a Certified Public Accountant (Illinois) and was named to Ottawa Business Journal’s Forty Under 40 in 2011.

Jennifer Welsh – Chief Financial Officer and Chief Compliance Officer

Ms. Welsh has more than 20 years of experience, including 18+ years with Canadian public companies.  She was VP Finance at Indiva for SNDL Inc. – a Nasdaq listed company – and previously the founding CFO of Indiva Limited, helping it grow into Canada’s leading cannabis edibles producer. There she led key financing transactions, brand licensing, and supported manufacturing operations. Before Indiva, she was Corporate Controller of a TSX-listed mining company. Ms. Welsh is a Chartered Professional Accountant (CPA, CA Ontario), holds a B.Comm. from Carleton University in Ottawa and was named to Ottawa Business Journal’s Forty Under 40 in 2020.

Harry Webster – Chief Operating Officer

Mr. Webster is an experienced aerospace and defence leader. He most recently served as Director of Programs at DRS, overseeing all engineering development and manufacturing programs. With over 20 years of experience in roles spanning engineering development to executive leadership, his career has been built on leading organizations to achieve great business outcomes in the execution of complex engineering projects for platforms such as Canadarm3 at MDA and the Canadian CH-148 Maritime Helicopter Program at General Dynamics Mission Systems. He holds advanced degrees in Business Administration and Engineering, and licenses as Professional Engineer and Project Management Professional.

Paul Mangano - Director

Prior to being invited to join our Board, Mr. Mangano founded and owned Surculus Advisors LLC since 2016, a boutique management consulting firm providing advice, leadership, specialized expertise and transaction consultation services to the industrial and high-tech sectors including aerospace, defense and security. Further, since August 2022, he is the CEO of Onpoint Systems, Inc. From August 2020 to April 2022, he was the General Manager of Steiner Optics Inc., a division of Beretta. Prior to forming Surculus Advisors LLC, from 2006 to 2015, he served as the President of L-3 Communication’s Public Safety & Sporting business unit. Mr. Mangano graduated with a BA in Economics from Harvard University and an MBA in High Technology from Northeastern University.

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

James Yersh - Director

Mr. Yersh has over two decades of experience holding senior executive-level roles across finance, administration, and go-to-market functions at SaaS-oriented and technology companies. Mr. Yersh is currently the President, at PointClickCare where he oversees the complete customer journey, with a mission to drive tighter integration and seamless customer experiences by spearheading various aspects of the Senior Care market, including customer care, customer success, implementation, operations, and sales. Prior to this role, Mr. Yersh was previously the Chief Revenue Officer, Senior Care and CFO of PointClickCare. Prior to joining PointClickCare, Mr. Yersh also served as the CFO for notable companies in the technology space including Mitel, Blackberry, KORE Wireless and held a variety of senior finance roles at other technology companies including eSentire, Cognos Incorporated, and Deloitte. Notably, while serving as CFO of BlackBerry, he supported the organization’s transition to a software-based product suite as a public company. Mr. Yersh also previously served as a Board member and the Chair of the Audit Committee for Indiva who was listed on the TSXV.

B.Compensation

Compensation for Fiscal 2025

The aggregate amount of compensation paid during the year ended September 30, 2025 (including accrued amounts at September 30, 2025), directly and indirectly, including directors’ fees, to our named executive officers (“NEOs”) and directors in their capacity as such, was $2.9 million (Fiscal 2024: $1.5 million).

This discussion describes our compensation program for each person who acted as President and CEO, CFO and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and the CFO, whose total compensation was more than $150,000 in our last fiscal year and who was performing a policy-making function in respect of the Company (each a “NEO” and collectively the “NEOs”). This section addresses our philosophy and objectives and provides a review of the process that the Board follows in deciding how to compensate the NEOs. This section also provides discussion and analysis of the Board’s specific decisions about the compensation of the NEOs for Fiscal 2025.

We had four (4) NEOs during the Fiscal 2025, namely: David Luxton, Chairman and Director, Sean Homuth, President & CEO, Jennifer Welsh, CFO and Chief Compliance Officer and Harry Webster, Chief Operating Officer.

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

Today, we do not have a separate Compensation Committee. Our Board assumes responsibility as a whole for the oversight over the compensation of directors and executives, including:

●	review and approval our remuneration and compensation policies, including short and long-term incentive compensation plans and equity-based plans, bonus plans, pension plans (if any), our LTIP and grants, and benefit plans;
●	sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention;
●	review and approve at least annually all compensation arrangements for our senior executives;
●	review and approve at least annually all compensation arrangements for our directors; and
●	review the executive compensation sections disclosed in this Annual Report and our management information circular distributed to shareholders in respect of our annual, and any special, meetings of shareholders.

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

Base Salaries

Base salaries are intended to reflect an executive officer’s position within our corporate structure, his or her years of experience and level of responsibility, and salary norms in the sector and general marketplace. Further, as an early-stage company, we believe we have set the base salaries for the NEOs below market rates, to conserve cash in return for higher stock-based compensation awards. Accordingly, decisions with respect to base salary levels for executive officers are not based on objective identifiable performance measures but for the most part are determined by reference to competitive market information for similar roles and levels of responsibility, coupled with subjective performance factors such as leadership, commitment, accountability, industry experience, and contributions. Our view is that a competitive base salary is a necessary element for retaining qualified executive officers, as it creates a meaningful incentive for individuals to remain with us and not be unreasonably susceptible to recruiting efforts by our competitors.

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

The following is a summary of the maximum annual incentive compensation as a percentage of base salary / annual consulting fee, for the NEOs based on their respective employment / consulting agreements, at the sole discretion of the Board:

Maximum Annual Incentive Compensation
Position	(Percentage of Base Salary)
Chairman	75%
President and CEO	75%
CFO, COO	50%[1]

1 Prior to September 30, 2024, the COO’s maximum annual incentive compensation was 40%.

We did not establish explicit goals / milestones for our NEOs for Fiscal 2024 for the annual cash incentive compensation. For Fiscal 2025, the following corporate goals were established:

●	Maintain our Nasdaq listing by regaining compliance with Minimum Bid Price Requirement – Achieved.
●	Raise additional US$5 million (excluding November 2024 financings) – Overachieved (raised approx. US$7.6 million).
●	Grow government contracts to $6 million annualized run rate by end of fiscal year – Overachieved subsequent to year-end ($8.3 million as of February 2026) but related to work that was underway in fiscal year.
●	Establish American ARWEN® manufacturing and achieve first revenue on 40mm ammunition – Partially achieved.
●	Increase ARWEN® revenue by 50% in second half of fiscal 2025 – Achieved.
●	Achieve first revenue on a subscription basis for DEFSEC LightningTM – Achieved subsequent to year-end but related to work that was underway in fiscal year.
●	Completion of TRL5 prototype of networked version of SPOC for BLDS – Achieved.
●	First revenue on new prototypes for BLDS – Achieved.
●	Achieve PARA SHOTTM classification with ATF to enable civilian sales in the United States – Removed in favour of including a 2026 goal that more specifically represents the steps needed to sell to the civilian market in the United States.
●	Achieve over $250,000 in PARA SHOTTM revenue in Fiscal 2025 – Not achieved.

The above goals are equally weighted to determine the percentage of target bonus up to 100%. The base goals have an annualized revenue run rate of $7 million, if an annualized run rate of $10 million or greater is achieved the base target is increased to 125%.

Management and the Board of Directors are in the process of establishing corporate goals for Fiscal 2026.

Long-Term Compensation

The long-term component of compensation for our NEOs, consists of (i) stock options (“Options”), (ii) restricted stock units (“RSUs”), (iii) deferred share units (“DSUs”), (iv) stock appreciation rights (“SARs”) and/or (v) performance stock units (“PSUs”) (collectively the “Security-Based Compensation Awards”). This component of compensation is intended to reinforce management’s commitment to long-term improvements in our performance.

Our Board believes that incentive compensation in the form of Security-Based Compensation Awards which vest over time, is and has been beneficial and necessary to attract and retain NEOs. Furthermore, the Board believes Security-Based Compensation Awards are an effective long-term incentive vehicle because they are directly tied to our share price over a longer period and therefore motivates NEOs to deliver sustained long-term performance and increase shareholder value and have a time horizon that aligns with long-term corporate goals. As such, our Board does not grant Security-Based Compensation Awards in excessively dilutive numbers or at exercise prices not reflective of the Company’s underlying value.

In determining individual equity-based grants, the Board considers the experience, responsibilities and performance of each recipient of an award under the LTIP. Previous grants are also taken into consideration during the grant process.

Benefits Plans

The NEOs are entitled to life insurance, health and dental benefits.

We do not maintain a pension plan for the NEOs; however as of October 2025, NEOs were also entitled to RRSP matching up to 3% of their annual gross salary.

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

Performance Graph

The following graph illustrates the cumulative return to our shareholders based on a $100 investment in the Common Shares from September 22, 2020, the date we went public in Canada, to September 30, 2025, as compared to the cumulative total return on the Standard & Poor’s / TSXV Composite Index for the same period, assuming the reinvestment of cash distributions and/or dividends:

The trend in the above performance graph does not correlate to the trend of the compensation paid to the NEOs. As described under “Elements of Compensation”, based salaries reflect each NEO’s primary duties and responsibilities and are set at levels based on responsibility, experience and expertise as well as subjective factors such as leadership. We believe that management must be compensated a minimum base salary for the value of the services provided, irrespective of our Common Share price performance. Pursuant to our LTIP, we have granted Options, RSUs, and PSUs to our NEOs, each form a significant portion of compensation, and therefore the total compensation for the NEOs is directly affected by decreases or increases in the price of our Common Shares as the value of such Options, RSUs, and PSUs changes as our Common Share price changes.

Summary Compensation Table

The following table provides information concerning the total compensation paid to all individuals who were NEOs in the years ended September 30, 2025, 2024, and 2023:

	Non-equity incentive plan compensation
				Option-
	Fiscal		Share-based	based	Annual Incentive	Long-term	Pension	All Other	Total
Name	Year	Fee / Salary	Awards	Awards (1)	Plans (8)	Incentive Plans	Value (2)	Compensation	Compensation
David Luxton (3) (12)	2025	$240,000	$—	$—	$100,000	$—	$—	$—	$340,000
Chairman and	2024	360,000	—	—	—	—	—	—	360,000
Director	2023	315,000	—	178,500	—	—	—	—	493,500
Sean Homuth (4) (12)	2025	360,010	—	—	340,000	—	—	930	700,940
President & CEO and	2024	350,769	—	—	—	—	—	2,000	352,769
Director	2023	92,308	—	140,250	—	—	—	2,000	234,558
Jennifer Welsh(11) (12)	2025	194,290	—	—	—	—	—	700	194,990
CFO and	2024	—	—	—	—	—	—	—	—
Chief Compliance Officer	2023	—	—	—	—	—	—	—	—
Harry Webster(7) (12)	2025	254,990	—	—	130,000	—	—	820	385,810
Chief Operating Officer	2024	260,962	—	—	—	—	—	18,000	278,962
	2023	23,077	—	—	—	—	—	—	23,077
Jeffrey MacLeod(5)	2025	—	—	—	—	—	—	—	—
Former President & CEO	2024	160,000	—	—	—	—	—	—	160,000
and Former Director	2023	160,000	—	25,500	—	—	—	—	185,500
Kris Denis(6)	2025	88,250	—	—	—	—	—	—	88,250
Interim CFO and	2024	167,308	—	—	—	—	—	3,000	170,308
Chief Compliance Officer	2023	—	—	25,500	—	—	—	—	25,500
Steven Archambault(9)	2025	—	—	—	—	—	—	—	—
CFO and	2024	—	—	—	—	—	—	—	—
VP, Corporate Services & Compliance	2023	111,462	—	—	—	—		127,930	239,392
Richard Bowes(10)	2025		—	—	—	—	—	—	—
VP, Operations of	2024		—	—	—	—	—	—	—
Digitization & Tactical Products	2023	$206,471	$—	$—	$130,000	$—	$—	$—	$336,471
(1)	Represents the grant value of the option awards, using the Black-Scholes option model. The Black-Scholes option model was selected by us as it is the most widely adopted and used option-valuation method.
(2)	The Company does not have a retirement plan. Starting in October 2025 the Company implemented a Registered Retirement Savings Plan (“RRSP)”, which matches executive contributions on a one for one basis up to 3% of gross pay.
(3)	Effective October 1, 2019, we entered into a professional services agreement with DEFSEC Corporation, a private company owned by Mr. Luxton. The compensation payable to Mr. Luxton is paid to his private company, DEFSEC Corporation.
(4)	Mr. Homuth served as CFO of DEFSEC from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of DEFSEC. Mr. Homuth, who is also a member of our Board, does not receive any additional compensation for his service as a director, and his compensation is solely in respect of his role as President and CEO of DEFSEC.
(5)	Mr. MacLeod retired from his positions as President, CEO and Director of DEFSEC on October 31, 2023. As part of his departure, the Company is continuing to pay his base salary and provide benefits for a period of one year with no incentive pay. While this arrangement was verbally agreed to, it continues to be subject to formal agreement with Mr. Macleod.
(6)	Mr. Denis served as the Company’s Corporate Controller from June 26, 2023 to November 26, 2023. On November 27, 2023, Mr. Denis was appointed as Interim CFO and Chief Compliance Officer of KWESST. Mr. Denis’ annual salary increased to CAD $175K effective November, 27, 2023. Mr. Denis ceased his role as Interim CFO and Chief Compliance Officer upon the appointment of Ms. Welsh.
(7)	Mr. Webster served as the Company’s General Manager from August 28, 2023 to February 14, 2024. On February 15, 2024, Mr. Webster was appointed as Chief Operating Officer of KWESST. Mr. Webster’s annual salary increased to CAD $260K effective February 15, 2024.

(8)	Following September 30, 2024, the Board of Directors approved special bonuses for the Named Executive Officers in recognition of three major achievements completed in November 2024: raising more than USD $5 million, securing an extension to remedy the NASDAQ bid-price deficiency, and obtaining accepted conditional offers for all Land C4ISR positions. Specifically, the Board awarded:
●	Mr. Luxton: A bonus of $270,000; however, he voluntarily reduced this amount by $100,000 and additionally forfeited $70,000 to increase the CEO’s bonus in recognition of his exceptional contribution and accomplishments.
●	Mr. Homuth (CEO): A total bonus of $340,000, comprising a 75% bonus target of $270,000 plus the $70,000 redirected by Mr. Luxton.
●	Mr. Webster: $130,000, representing a 50% bonus target.
●	Mr. Denis: $43,750, representing 25% of his annual salary.

These bonuses were approved on November 29, 2024, and paid out in December 2024.

(9)	Mr. Archambault joined as our CFO on a part-time basis on October 1, 2020, and transitioned to full-time on April 1, 2021. He also took on the role of VP, Corporate Services and Compliance in October 2021 and Interim Corporate Secretary in May 2022. He resigned from his positions with KWESST on June 12, 2023.
(10)	From January 25, 2021 to April 12, 2021, the Company entered into a consulting agreement with Mr. Bowes’ private company, Cardinal Defence. Effectively April 12, 2022 Mr. Bowes joined KWESST as a full-time employee until February 28, 2023. From March 1, 2023 to November 15, 2023, the Company entered into a consulting agreement once again with Mr. Bowes’ private company, Cardinal Defence.
(11)	Ms. Welsh was appointed CFO and Chief Compliance Officer on January 6, 2025, effective February 3, 2025.
(12)	In December 2025, the Board approved and paid out the following cash bonuses for performance in Fiscal 2025:
●	Mr. Luxton: a total bonus of $180,000
●	Mr. Homuth: a total bonus of $270,000
●	Ms. Welsh: a total bonus of $142,500
●	Mr. Webster: a total bonus of $130,000

These bonuses were approved and paid out in December 2025.

Employment and Consulting Agreements

The following summarizes the key salient terms of the employment agreements between us and our NEOs in force as of September 30, 2025:

David Luxton

On October 1, 2019, we entered into a professional services agreement with DEFSEC, a private holding company owned by Mr. Luxton, in which he agreed to serve as our Chairman for an annual fee of $120,000 per year and raising to $150,000 per year upon a going public transaction. This agreement was amended effective August 1, 2020, whereby the annual fee was adjusted to $180,000 per year. Mr. Luxton is entitled to an annual incentive bonus up to 200% of his annual fee at the Board’s sole discretion. This agreement expired on December 31, 2022. Subsequent to December 31, 2022, Mr. Luxton’s compensation was amended to $360,000 per year with entitlement to an annual incentive bonus of up to 75% effective January 1, 2023. Mr. Luxton voluntarily reduced his compensation for the 2025 calendar year to $240,000. We have the right to terminate his consulting agreement with twelve (12) month notice period, subject to termination benefits (see Item 6.B. – Compensation – Outstanding Equity Awards at September 30, 2024 – Potential Termination and Change of Control Benefits). The notice period increases to 18 months in the event of a change of control. On December 12, 2025, the Board of Directors set Mr. Luxton’s compensation for 2026 at $385,000 and the annual incentive bonus was increased up to 80% of his annual fee.

Sean Homuth

On July 31, 2023, we entered into an amended and restated employment agreement, with an effective date of June 12, 2023, for Mr. Homuth to serve as Chief Financial Officer and Chief Compliance Officer. Mr. Homuth received an annual base salary of CAD$300,000 with an annual incentive bonus of up to 50% of his annual base salary at the Board’s sole discretion and four weeks of vacation per year. Mr. Homuth also received an initial stock option grant with amount determined at the Board’s discretion and vesting in accordance with the terms of the Company’s LTIP plan. On November 27, 2023, Mr. Homuth was appointed President and CEO and his employment agreement was amended and restated (the “Homuth Agreement”) and his salary was increased to $360,000, the annual incentive bonus was increased up to 75% of his annual salary and his employment may be terminated upon payment of a lump sum equal to 12 months salary plus accrued bonus, this lump sum is increased by one additional month for completed or partially completed year of service to a maximum of 24 months and in the event of a change in control, the foregoing is changed from 24 months to 36 months. On December 12, 2025, the Board of Directors set Mr. Homuth’s base salary for 2026 at $420,000 and the annual incentive bonus was increased up to 80% of his annual salary.

Jennifer Welsh

On February 3, 2025, we entered into an employment for Ms. Welsh to serve as our Chief Financial Officer and Chief Compliance Officer. Ms. Welsh’s base salary is $285,000, the annual incentive bonus of up to 50% of her annual salary, her employment may be terminated upon payment of a lump sum equal to 6 months of base salary plus accrued bonus and vacation and all security-based compensation held become vested if terminated prior to the first anniversary from the February 3, 2025, contract date. This lump sum is increased by one month per completed or partially completed year of service to a maximum of 12 months and in the event of a change in control, her employment may be terminated upon payment of a lump sum equal to 12 months of base salary plus full target bonus and accrued vacation. The lump sum is increased by two months per completed or partially completed year of service up to a maximum of 24 months. On December 12, 2025, the Board of Directors set Ms. Welsh’s base salary for 2026 at $320,000.

Harry Webster

On August 28, 2023, we entered into a full-time employment agreement with Mr. Webster to serve as our General Manager. On February 15, 2024, Mr. Webster was appointed COO and he entered into a new employment agreement (the “Webster Agreement”). Mr. Webster’s salary was increased to $260,000, the annual incentive bonus remained up to 40% of his annual salary (which was increased to 50% subsequent to September 30, 2024), his employment may be terminated upon payment of a lump sum equal to 6 months of base salary plus accrued bonus and vacation and all security-based compensation held become vested. This lump sum is increased by one month per completed or partially completed year of service to a maximum of 12 months and in the event of a change in control, her employment may be terminated upon payment of a lump sum equal to 12 months of base salary plus full target bonus and accrued vacation. The lump sum is increased by two months per completed or partially completed year of service up to a maximum of 24 months. On December 12, 2025, the Board of Directors set Mr. Webster’s base salary for 2026 at $295,000.

Outstanding Equity Awards at September 30, 2025

The following table sets forth information concerning all the outstanding equity awards held by each NEO as at September 30, 2025:

	Option-based awards				Share-based awards
	Number of			Value of			Market or payout
	securities			unexercised	Number of	Market or payout	value of vested
	underlying	Option	Option	in the-	shares or units	value of share-based	share-based
	unexercised	exercise	expiration	money	of shares that	awards that have	awards not paid
Name	options(6)	price(6)	date	options(1)	have not vested	not vested(2)	out or distributed(2)
David Luxton (3)	6	$756.00	2026-07-02	$—	$—	$—	$29
	333	535.50	2026-08-16	—	—	—	1,635
Sean Homuth (4)	261	535.50	2026-08-16	—	—	—	1,282
Harry Webster	—	—	—	—	—	—	—
Jennifer Welsh (5)	—	—	—	—	—	—	—
	600			$—	$—	$—	$2,946
(1)	Based on the difference between the exercise price of the Option and the closing price of the Common Shares on the TSXV on September 30, 2025.

(2)	Based on the closing price of the Common Shares on the TSXV on September 30, 2025.
(3)	The grants were made to Mr. Luxton’s private company, DEFSEC Corporation. His 2021 Option grant vest over two (2) years and his 2023 Option grant vest over two (2) years.
(4)	Mr. Homuth served as CFO of KWESST from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of DEFSEC. His 2023 Option grant vest over two (2) years.
(5)	Ms. Welsh was appointed CFO and Chief Compliance Officer on January 6, 2025, effective February 3, 2025.
(6)	Amounts have been adjusted to factor in the 10:1 and 21:1 stock splits completed in fiscal 2025.

There was no exercise of stock options during Fiscal 2025.

Value Vested or Earned During the Year

There were no option-based awards or share-based awards which vested during the fiscal year ended September 30, 2025.

Potential Termination and Change of Control Benefits

All outstanding equity compensation is forfeited / cancelled if we terminate a NEO’s employment / consulting agreement for cause. Further, in the event a NEO voluntarily resigns from his employment / consulting with us, any unpaid annual incentive and unvested equity compensation are forfeited in accordance with our LTIP.

We have agreements with the NEOs that set out the terms of their employment / consulting and what they are entitled to in connection with a termination of employment or change of control. These agreements include non-solicitation, confidentiality, and ownership of intellectual property provisions to protect our interests.

The table below sets out the amount that would have been payable to each NEO that was employed by the Company on September 30, 2025, if had there been a change of control of the Company resulting in termination on September 30, 2025:

			Termination
	Notice	Termination	Without Cause in
	Period	Without Cause (pre-	Connection with
	(months)	Change in Control)	Change in Control
David Luxton	12
Base Fee		$420,000	$630,000
Value of unvested options		1,664	1,664
Value of unvested RSUs		—	—
Value of vested RSUs not yet issued		—	—
Total		421,664	631,664
Sean Homuth(1)	12
Base Fee		$730,385	$1,190,769
Value of unvested options		1,282	1,282
Value of unvested RSUs		—	—
Value of vested RSUs not yet issued		—	—
Total		731,666	1,192,051
Jennifer Welsh(2)	6
Base Fee		$298,702	$427,500
Value of unvested options		—	—
Value of unvested RSUs		—	—
Value of vested RSUs not yet issued		—	—
Total		298,702	427,500
Harry Webster(3)	6
Base Fee		$320,000	$510,000
Value of unvested options		—	—
Value of unvested RSUs		—	—
Value of vested RSUs not yet issued		—	—
Total		$320,000	$510,000
(1)	Mr. Homuth served as CFO of DEFSEC from May 30, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of DEFSEC.
(2)	Ms. Welsh was appointed CFO and Chief Compliance Officer on January 6, 2025, effective February 3, 2025.
(3)	Mr. Webster served as the Company’s General Manager from August 28, 2023 to February 14, 2024. On February 15, 2024, Mr. Webster was appointed as Chief Operating Officer of DEFSEC.

A change of control is commonly defined in each of the respective agreements as:

a)	the sale of all or substantially all of our outstanding Common Shares for cash or securities of an entity not managed by our management team and that are determined by our Board to be liquid for all of our shareholders (“Liquid Unrelated Issuer”);
b)	a merger, amalgamation, arrangement or other similar transaction involving us where the holders of our Common Shares receive cash or securities of a Liquid Unrelated Issuer, but do not immediately thereafter own securities of the successor corporation which entitle them to cash more than 50% of the votes attaching to all shares in the capital of the successor corporation;
c)	the sale of all or substantially all of our assets followed by a liquidating distribution to the holders of our Common Shares of cash or securities of a Liquid Unrelated Issuer;

provided that our Board shall have the right, in its absolute discretion, to deem any transaction not enumerated above to be a change of control. For greater clarity, a sale or transfer of founders shares between related parties, and/or an initial going public transaction of any kind shall not constitute a change of control.

Compensation of Independent Directors

In July 2023, our Board approved the following cash compensation for the independent directors retroactive October 1, 2022:

●	$10,000 per quarter; and
●	$2,500 per quarter for the Chair of the Audit Committee.

Prior to December 2020, we made no cash compensation to the directors.

The following table sets out the total compensation for our independent directors who served at any time during the year ended September 30, 2025.

				Non-equity
	Fees	Stock	Option	Incentive Plan	Pension	All Other	Total
Name	Earned	Awards (1)	Awards (2)	Compensation	Value (3)	Compensation	Compensation
James Yersh (4)	$36,575	$—	$—	$—	$—	$—	$36,575
Jennifer Welsh (5)	13,424	—	—	—	—	—	13,424
Paul Fortin	40,000	—	—	—	—	—	40,000
Paul Mangano	40,000	—	—	—	—	—	40,000
Rick Hillier	$120,000	—	—	—	—	—	$120,000
(1)	Represents the grant value of RSU awards, based on the closing price of the Common Shares on the TSXV on the grant date.
(2)	Represents the grant value of the option awards, using the Black-Scholes option model. The Black-Scholes option model was selected by the Company as it is the most widely adopted and used option-valuation method. There were no stock option grants issued in Fiscal 2025.
(3)	The Company does not have a pension plan.
(4)	James Yersh was appointed Audit Committee Chairman on January 6, 2025.
(5)	Jennifer Welsh joined the Board on August 26, 2024 and was appointed Audit Committee Chairman. She resigned as Audit Committee Chair and Director January 6, 2025 prior to moving into the CFO and Chief Compliance Officer role on February 3, 2025.

Outstanding Equity Awards at September 30, 2025

There were no stock options granted to the independent directors in Fiscal 2025.

The following table sets forth information concerning all the outstanding equity awards held by each of our independent directors as at September 30, 2025.

	Option-based awards				Share-based awards
	Number of					Market or payout	Market or payout
	securities			Value of	Number of	value of share-	value of vested
	underlying	Option		unexercised	shares or units of	based awards	share-based
	unexercised	exercise	Option	in the-money	shares that have	that have not	awards not paid out
Name	options(3)	price(3)	expiration date	options(1)	not vested	vested(2)	or distributed(2)
James Yersh	—	$—	—	$—	—	$—	$—
Paul Fortin	17	756.00	2025-12-15	—	—	—	—
	47	535.50	2026-08-16	—	—	—	—
Paul Mangano	17	756.00	2025-12-15	—	—	—	—
	47	535.50	2026-08-16	—	—	—	—
Rick Hillier	17	756.00	2025-12-15	—	—	—	—
	47	535.50	2026-08-16	—	—	—	—
	192	$—		$—	—	$—	$—
(1)	Based on the difference between the exercise price of the Option and the closing price of the Common Shares on the TSXV on September 30, 2025.

(2)	Based on the closing price of the Common Shares on the TSXV on September 30, 2025.
(3)	Amounts have been adjusted to factor in the 10:1 and 21:1 stock splits completed in fiscal 2025.

There was no exercise of options during Fiscal 2025.

Value Vested or Earned During the Year

For the fiscal year ended September 30, 2025 no option-based awards and share-based awards or non-equity incentive plan compensation vested or were earned during the year.

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

The maximum number of Common Shares issuable under our LTIP for stock options is 10% of our issued and outstanding Common Shares, subject to adjustment or increase pursuant to the terms of the LTIP. Any stock options that have been cancelled, repurchased, expired, or exercised will again be available under the LTIP. At September 30, 2025, we had 995 outstanding stock options, leaving 138,637 stock options available for future grants.

Additionally, the maximum number of Common Shares issuable under our LTIP in respect of RSUs, DSUs, SARs, and PSUs (collectively “Share Units”) is 1,940 of which 55 Share Units are available for future grant as at September 30, 2025.

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

Restricted Share Units

Key Employees, Directors and Consultants, are eligible to receive grants of RSUs, entitling the holder to receive one Common Share for each RSU, subject to restrictions as the Board may, in its sole discretion, establish in the applicable award agreement. The Board believes the granting of RSUs creates long-term incentive, a sense of ownership and an alignment of the recipients’ interests with those of our shareholders and stakeholders. The granting of RSUs is intended to reward those executives who are responsible for our management and growth and to encourage such executives to develop a long-term vision for us to operate in a manner to maximize shareholder value. By using vesting periods for RSUs in addition to other restrictions, this compensation element is also designed to support long term retention of valuable Key Employees and Directors as well as provide an incentive for the achievement of specific milestones, if applicable.

Performance Share Units

Key Employees, Directors, and Consultants are eligible to receive grants of PSUs, entitling the holder to receive one Common Share for each PSU, subject to the achievement or attainment of specific performance criteria (“Performance Criteria”) within a specific period (“Performance Cycle”). The number of PSUs and the Performance Criteria which must be satisfied in order for the PSUs to vest and the Performance Cycle in respect of such PSUs shall be specified in the applicable award agreement. The Board believes the granting of the PSUs incentivizes the attainment of specific goals which support our overall strategies and creates a sense of ownership and an alignment of the recipients’ interests with those of our shareholders and stakeholders. The granting of PSUs is intended to reward those executives who are responsible for our management and growth and to encourage such executives to develop a long-term vision for us to operate in a manner to maximize shareholder value. By using vesting periods for PSUs in addition to other restrictions, this compensation element is also designed to support long-term retention of valuable employees as well as provide an incentive for the achievement of specific milestones, if applicable.

Deferred Share Units

Key Employees and Directors are eligible to receive grants of DSUs. Directors may elect to receive any part or all of their fees payable in respective of their position as a director as DSUs. Each holder of a DSU is entitled to receive one Common Share for each DSU. The Board believes the granting of DSUs creates long-term incentive, a sense of ownership and an alignment of the recipients’ interests with those of our shareholders and Stakeholders. The granting of DSUs is intended to reward directors who are responsible for oversight of our management and growth and to encourage such directors to maintain a long-term vision for us to operate in a manner to maximize shareholder value.

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

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the details as at September 30, 2025, the end of our most recently-completed fiscal year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance under our LTIP.

Equity Compensation Plans Information
Weighted average
	Number of securities to be issued	exercise price of	Number of securities remain available for
	upon exercise of outstanding	outstanding options,	future issuance under Equity Compensation
Plan Category	options, warrants and rights	warrants and rights	Plans (excluding securities listed in column (a))
Equity Compensation Plans approved by the shareholders - LTIP	Share Units: nil Options: 995	Share Units: $nil Options: $555.42	Share Units: 55 Options: 138,637
Equity Compensation Plans not approved by shareholders	n/a	n/a	n/a

C.	Board Practices

Each of our directors will hold office until the next annual general meeting of our shareholders or until his or her office is earlier vacated, in accordance with our Articles of Incorporation (the “Articles”) and the BCBCA. Each of our officers serves at the pleasure of our Board. Please also refer to Directors and Senior Management above for further details regarding the periods of service of each of our current directors and officers.

As of September 30, 2025, we did not have any service contracts with any of our independent directors.

Board Nomination

The identification of potential candidates for nomination as our directors is carried out by all directors, who are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals and business contacts.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

As at the date of this document, no current director or executive officer of the Company is, or within the ten years prior to the date of this document has been, a director, chief executive officer or CFO of any company (including the Company), that:

(a)	was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) while that person was acting in that capacity; or
(b)	was subject to an Order that was issued after the current director or executive officer ceased to be a director, chief executive officer or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or CFO except in the following cases:

Mr. Sean Homuth previously served as the CFO of North Bud Farms Inc. (“North Bud”) from October 2019 to December 2019. Subsequently, Mr. Sean Homuth was appointed as the Chief Executive Officer of North Bud in January 2020. On March 31, 2020, a management cease trade order was issued by the Ontario Securities Commission against Mr. Homuth in respect of North Bud. On June 3, 2023, the Ontario Securities Commission issued a cease trade order in connection with North Bud’s failure to file financial statements, management’s discussion and analysis and officer’s certifications. At of the date hereof, the cease trade order has not yet been revoked.

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

James Yersh, who was Audit Committee Chair of Indiva Limited, a TSXV-listed licensed producer of cannabis which filed on June 13, 2024, for creditor protection under the Companies’ Creditors Arrangement Act (Canada) due to, among other things, the fragmentation of the cannabis industry, financial underperformance and pressures resulting from the obligations owing to creditors. The company undertook a sales and investment solicitation process and the stalking horse bid from its senior secured debtholder SNDL Inc. was the successful bid.

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

On November 25, 2015, L-3, EOTECH, and Paul Mangano, who was then President of EOTECH, (collectively, the “Defendants”) entered into a Settlement. The complaint alleged that EOTECH sold defective holographic weapon sights to the U.S. Department of Defense, the U.S. Department of Homeland Security, and the Federal Bureau of Investigation during the period from 2007 through 2014 and that the Defendants became aware that design defects in EOTECH’s sights caused them to fail in cold temperature and humid environments. The Government of the United States alleged in its complaint that although EOTECH was contractually obligated to disclose these defects to the military, the Defendants nevertheless concealed them until they believed that EOTECH had product improvements that would correct the defects, and even then failed to disclose the nature and severity of the defects. Under the Settlement, the Defendants admitted, acknowledged and accepted responsibility for several claims. Mr. Mangano admitted, acknowledged and accepted responsibility.

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

Audit Committee Disclosure

The Audit Committee’s Charter

Our directors have adopted a Charter for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The full text of our Audit Committee Charter is available on request from us.

Composition of the Audit Committee

The members of the Audit Committee are James Yersh (Chair), Paul Mangano, and Paul Fortin. All members are independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules and as defined in National Instrument 52-110 - Audit Committees (“NI 52-110”) adopted by the Canadian Securities Administrators), and all members are financially literate (as defined in NI 52-110). The Audit Committee meets regularly on at least a quarterly basis. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board.

The Board has determined that Paul Mangano and James Yersh qualify as financial experts (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

Relevant Education and Experience

All of the Audit Committee members are senior-level professionals with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles.

For further relevant education and experience of Mr. Yersh, Mr. Mangano and Mr. Fortin, refer to their respective biographies in Directors, Senior Management and Employees.

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

D.Employees

The following table sets forth the number of employees we had at the end of each fiscal period

Year	Full Time	Part Time	Total
Fiscal 2023(1)	28	1.2	29.2
Fiscal 2024(2)	29	1	30
Fiscal 2025(3)	43	3	46
(1)	Includes 5 consultants at September 30, 2023.
(2)	Includes 6 consultants at September 30, 2024.
(3)	Includes 2 consultants at September 30, 2025.

None of our employees are members in a labour union.

E.Share Ownership

The table below sets forth the number of Common Shares beneficially owned by the NEOs named in this Annual Report as well as our directors and executive officers as of December 29, 2025. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options, RSUs, and warrants that are exercisable within 60 days from the above date, including “out-of-the money” options. The percentages shown below are based on 1,993,625 outstanding Common Shares as of December 29, 2025, plus 995 Common Shares underlying options, RSUs and warrants that are exercisable within 60 days for the indicated beneficial owner for an aggregate total of 1,861,147.

Shareholdings of Directors and Executive Officers

				Number of
				Common
				Shares	Percent of
	Common	Exercisable	Exercisable	beneficially	outstanding
Name of beneficial owner	Share held	Options(2)	warrants	owned	Common Shares
David Luxton (1)	8,691	339	34	9,064	0.24%
Sean Homuth	47	261	—	308	0.01%
James Yersh	—	—	—	—	—%
Paul Mangano	21	64	—	85	0.0%
Paul Fortin	—	64	—	64	0.0%
Rick Hillier	—	64	—	64	0.0%
Harry Webster	69	—	—	69	0.0%
Jennifer Welsh	—	—	—	—	—%
	8,828	792	34	9,654	0.25%
(1)	Includes 5,993 Common Shares, 6 exercisable options and 34 exercisable warrants held by Mr. Luxton’s private company, DEFSEC.
(2)	Amounts have been adjusted to factor in the 10:1 and 21:1 stock splits completed in fiscal 2025

Refer to section titled, Compensation, for the details of the options held by our directors and executive officers as at September 30, 2025. We have since not granted any further options.

We do not have any other equity arrangements for involving employees in our capital, except for the grant of Security-Based Compensation Awards pursuant to our LTIP at the discretion of the Board.

F.Disclosure of a registrant’s action to recover erroneously awarded compensation

The Company adopted an incentive compensation recovery policy effective November 23, 2023 (“Incentive Compensation Recovery Policy”) as required by Nasdaq listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Recovery Policy is filed as Exhibit 97.1 to this Annual Report. At no time during or after the fiscal year ended September 30, 2025, was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Recovery Policy and, as of September 30, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Recovery Policy to a prior restatement.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

To our best knowledge, the following are our only shareholders that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to our Common Shares as at December 24, 2025.

	Number of Common	Percentage of
Name of Shareholder	Shares	Common Shares
Ayrton Capital LLC / Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B / Waqas Khatri (1)	102,907	7.2%
Lind Global Fund III LP / Lind Global Partners III LLC / Jeff Easton (2)	197,494	9.9%

Notes:

(1)	Based on the Schedule 13G filed with the SEC on November 13, 2025.
(2)	Based on the Schedule 13G filed with the SEC on December 23, 2025.

In our Annual Report on Form 20-F for Fiscal 2024, we reported two other institutional shareholders as having beneficial ownership of more than 5% of the outstanding Common Shares. Based on Schedule 13 beneficial ownership reports filed with the SEC under the Exchange Act during Fiscal 2024, to our knowledge, these two institutional shareholders no longer hold more than 5% of the outstanding Common Shares.

At December 29, 2025, there were a total of 43 record holders of our Common Shares, of which 9 record holders were resident in the United States, holding a total of 1,975,113 Common Shares, based on available information. This number represents approximately 99% of our total issued and outstanding Common Shares at that date.

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

B.Related Party Transactions

To our knowledge, none of our directors or executive officers, nor any of our subsidiaries or insiders, nor any of our shareholders owning more than 10% of our voting shares, and no person with ties to any of the aforementioned, nor any member of the same group, has had or expects to have an interest in any transactions concluded since the beginning of Fiscal 2022 that has had or could have a material impact on us, or in any projected transactions, except as described below.

Employment and Consulting Agreements

We have entered into a professional services agreement with DEFSEC Corporation to obtain Chairman services from David Luxton and employment agreements with Sean Homuth, Harry Webster and Jennifer Welsh (see Item 6.B. - Compensation - Employment and Consulting Agreements).

Related Party Loans

All related party loans were repaid in December 2022. During Fiscal 2023, Fiscal 2024, and Fiscal 2025, we did not enter into any related party loans.

Other Related Party Transactions

For other immaterial related party transactions, refer to Note 11 of the Fiscal 2025 FS.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Financial Statements

This Annual Report contains the Company’s consolidated financial statements as at and for the year ended September 30, 2025, the year ended September 30, 2024, and the year ended September 30, 2023. The audit reports of KPMG LLP and MNP are included therein. MNP has advised the Company that they are independent of the Company within the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

Legal Proceedings

We are not a party to any legal proceedings which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

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

B.Significant Changes

Except as otherwise disclosed in this Annual Report, there have been no significant changes in our financial condition since the Fiscal 2025 FS.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Our Common Shares are listed and posted for trading on Nasdaq under the symbol “DFSC”, the TSXV under the trading stock symbol “DFSC.V” and the Frankfurt Stock Exchange under the stock symbol of “62U2”.

Our U.S. IPO Warrants are listed and posted for trading on Nasdaq under the symbol “DFSCW”. Our Canadian Warrants are listed and posted for trading on the TSXV under the symbol “DFSC.WT.U”.

B.Plan of Distribution

Not applicable.

C.Markets

See Item 9.A. - Offer and Listing Details.

All share-related information presented in this section gives effect to the Reverse Splits.

Trading Price and Volume

The following tables set forth information relating to the trading of the Common Shares on the TSXV on a monthly basis for each month of the Fiscal 2025.

Price Range

TSXV – September 2022 to January 26, 2024

		High	Low	Total
Month	Stock Symbol	$	$	Volume
September 2025	DFSC	5.67	3.88	30,338
August 2025	DFSC	6.21	4.42	50,956
July 2025	DFSC	14.1	5.11	51,155
June 2025	KWE	20.5	6.92	99,408
May 2025	KWE	9.47	5.99	16,581
April 2025	KWE	9.97	5.15	20,698
March 2025	KWE	13.65	8.09	7,649
February 2025	KWE	37.59	12.39	45,310
January 2025	KWE	28.77	13.86	13,314
December 2024	KWE	47.25	15.12	12,706
November 2024	KWE	28.56	15.96	8,435
October 2024	KWE	86.10	26.88	5,375

The following tables set forth information relating to the trading of the Canadian Warrants on the TSXV on a monthly basis for each month of the Fiscal 2025:

Price Range

TSXV – September 2022 to January 26, 2024

		High	Low	Total
Month	Stock Symbol	$	$	Volume
September 2025	DFSC.WT.U	0.005	0.005
August 2025	DFSC.WT.U	0.005	0.005
July 2025	DFSC.WT.U	0.005	0.005
June 2025	KWE.WT.U	0.005	0.005
May 2025	KWE.WT.U	0.005	0.005
April 2025	KWE.WT.U	0.1	0.005	500
March 2025	KWE.WT.U	0.1	0.1
February 2025	KWE.WT.U	0.1	0.1
January 2025	KWE.WT.U	0.1	0.1
December 2024	KWE.WT.U	0.1	0.1
November 2024	KWE.WT.U	0.1	0.1
October 2024	KWE.WT.U	0.1	0.1

The following tables set forth information relating to the trading of the U.S. IPO Warrants on the Nasdaq on a monthly basis for each month of the Fiscal 2025:

Price Range

Nasdaq – September 2022 to January 26, 2024

		High	Low	Total
Month	Stock Symbol	$	$	Volume
September 2025	DFSCW	0.07	0.026	96,672
August 2025	DFSCW	0.04	0.028	11,415
July 2025	DFSCW	0.05	0.023	72,435
June 2025	KWESW	0.075	0.018	310,155
May 2025	KWESW	0.065	0.025	43,242
April 2025	KWESW	0.05	0.011	67,584
March 2025	KWESW	0.04	0.02	28,784
February 2025	KWESW	0.079	0.023	143,992
January 2025	KWESW	0.111	0.021	128,889
December 2024	KWESW	0.055	0.013	205,757
November 2024	KWESW	0.03	0.01	20,192
October 2024	KWESW	0.027	0.011	25,911

The following table sets forth details of the issuances of securities of the Company during Fiscal 2025 that are outstanding but not listed or quoted on any marketplace:

		Number of	Price Per
Date of Issue	Description	Securities Sold	Share/Exercise Price
N/A	N/A(1)	—	—

Notes:

1.	In Fiscal 2025, the Company granted Nil Options/RSUs/DSUs/SARs/PSUs to directors and officers of the Company in accordance with, and governed by, the LTIP.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association.

Description of Capital Structure

Our authorized share structure consists of an unlimited number of Common Shares without par value, of which 1,993,626 Common Shares were issued and outstanding as of December 29, 2025, after giving effect to the Reverse Splits. All of the issued Common Shares are fully paid and non-assessable Common Shares in the capital of the Company. The Company does not own any of its Common Shares.

The holders of Common Shares are entitled to notice of, and to vote at, all meetings of shareholders and are entitled to one vote per Common Share. Holders of Common Shares are entitled to receive dividends, if, as and when declared by the Company’s board of directors. In the event of the liquidation, dissolution or winding up of the Company, or any other distribution of assets among its shareholders for the purpose of winding up its affairs, holders of Common Shares are entitled to share pro rata in the distribution of the property and assets of the Company. The Common Shares do not carry any pre-emptive rights, conversion or exchange rights, or any redemption, retraction, purchase for cancellation or surrender rights, nor do they contain any sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities, or provisions requiring a shareholder to contribute additional capital.

C.Material Contracts

We are a party to the following contracts which management currently considers to be material to the Company and our assets and operations.

●	Homuth Agreement
●	Webster Agreement
●	Employment Agreement entered into between DEFSEC Technologies Inc. (formerly, “KWESST Micro Systems Inc.”) and Jennifer Welsh dated February 3, 2025 (the “Welsh Agreement”)
●	Underwriting Agreement, by and between DEFSEC Technologies Inc. (formerly, “KWESST Micro Systems Inc.”) and ThinkEquity LLC, dated April 4, 2024 (the “April 2024 Underwriting Agreement”)
●	Thales Subcontract
●	Placement Agency Agreement, by and between DEFSEC Technologies Inc. (formerly, “KWESST Micro Systems Inc.”) and ThinkEquity LLC, dated June 12, 2024 (the “June 2024 Placement Agency Agreement”)
●	Securities Purchase Agreement, by and between DEFSEC Technologies Inc. (formerly, “KWESST Micro Systems Inc.”) and the Purchasers thereto, dated August 9, 2024 (the “August 2024 Securities Purchase Agreement”)
●	Securities Purchase Agreement, by and between DEFSEC Technologies Inc. (formerly, “KWESST Micro Systems Inc.”) and the Purchasers thereto, dated November 12, 2024 (the “November 2024 Securities Purchase Agreement”)
●	Registration Rights Agreement, by and between DEFSEC Technologies Inc. (formerly, “KWESST Micro Systems Inc.”) and the Purchasers thereto, dated November 12, 2024 (the “November 2024 Registration Rights Agreement”)
●	Placement Agency Agreement, by and between DEFSEC Technologies Inc. (formerly, “KWESST Micro Systems Inc.”) and ThinkEquity LLC, dated November 12, 2024 (the “November 2024 Placement Agency Agreement”)
●	February 2025 Securities Purchase Agreements
●	February 2025 Registration Rights Agreement
●	February 2025 Placement Agency Agreements
●	Securities Purchase Agreement, by and between DEFSEC Technologies Inc. and the Purchasers thereto, dated August 7, 2024 (the “August 2025 Securities Purchase Agreement”)
●	December 2025 Securities Purchase Agreements

The terms and conditions of these material contracts are described below.

DEFSEC Purchase Agreement

See Note 10 of the Fiscal 2025 FS.

GDMS MPSA

On December 1, 2021, we entered into a MPSA with General Dynamic Mission Systems - Canada.

See Item 4.B. - Business Overview – Economic Dependence.

Counter-Crisis Technology Subcontractor Agreement

On July 6, 2022, we entered into a three-year contract with CCT to co-implement a national GSAR Incident Command System for Public Safety Canada, with the OPP as technical advisory stakeholder for this project.

See Item 4.A. - History and Development of the Company – Events in the Development of the Business Fiscal 2022 Highlights.

Luxton Agreement

See Item 6.B. - Employment and Consulting Agreements – David Luxton.

Canadian Government Contract

On May 2, 2023, we announced that DND awarded a CAD$136 million five-year defense contract to the JV Group (DEFSEC, Akkodis (MODIS) Canada and Thales Canada). DEFSEC’s workshare under the joint venture agreement is up to 20% which would represent approximately CAD$27.2M (or an average of CAD$5.4M per year) of the contract. The contract is a professional services agreement whereby DEFSEC will provide qualified software and sustainment resources engineering (at rates agreed to in the contract) on a task-based (as-and-when requested basis) to develop specialized (Government of Canada owned) software applications for Land C4ISR (Canadian Army) systems.

Placement Agency Agreement, Securities Purchase Agreement, and Registration Rights Agreement

See Item 5.A. – Operating Results – Overview.

Homuth Agreement

See Item 6.B. - Employment and Consulting Agreements – Sean Homuth.

Webster Agreement

See Item 6.B. - Employment and Consulting Agreements – Harry Webster.

Welsh Agreement

On February 3, 2025, we entered into the Welsh Agreement for Jennifer Welsh to serve as our Chief Financial Officer and Chief Compliance Officer. Ms. Welsh’s base salary is $285,000, the annual incentive bonus remained up to 50% of her annual salary, her employment may be terminated upon payment of a lump sum equal to 6 months of base salary plus accrued bonus and vacation and all security-based compensation held become vested if terminated prior to the first anniversary from the February 3, 2025, contract date. This lump sum is increased by one month per completed or partially completed year of service to a maximum of 12 months and in the event of a change in control, his employment may be terminated upon payment of a lump sum equal to 12 months of base salary plus full target bonus and accrued vacation. The lump sum is increased by two months per completed or partially completed year of service.

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

Thales Subcontract

On June 10, 2024, we announced that we were awarded the Thales Subcontract, whereby we will deliver specialized software services for work under the DND Land C4ISR series of contracts to modernize the Canadian Army’s capabilities through the Land C4ISR Program.

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

Our work on the program will be directed by Thales Canada through additional work requests (“AWR”) in responses to SOW received from the Land C4ISR Program on a rolling as-and-when-needed basis throughout the term of the Thales Subcontract. We will work with Thales Canada to propose the appropriate resources against customer-solicited AWR SOWs. Once approved in the form of task authorizations, we will have the obligation to recruit and apply resources to the projects alongside Thales Canada resources. We will invoice for work within 15 days of its completion and receive payment net sixty (60) days from the actual delivery of the work.

Under the Thales Subcontract, Thales Canada has flowed to us its share of obligations related to industrial and technological benefits (“ITB”) and indigenous business. This requires us to execute 100% of the Thales Subcontract value within Canada and flow portions of the contract value into areas such as skills development and training in key technology areas. Under the Thales Subcontract, such ITB obligations attract potential liquidated damages of 20% for any shortfall over the allowable achievement period. Additionally, we are required to achieve not less than 5% of the contract value with Indigenous business.

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

November 2024 Securities Purchase Agreement, November 2024 Registration Rights Agreement, and November 2024 Placement Agency Agreement

See Item 4. A - Events in the Development of the Business – Fiscal 2025 Highlights

February 2025 Securities Purchase Agreements, February 2025 Registration Rights Agreements, and February 2025 Placement Agency Agreements

See Item 4. A - Events in the Development of the Business –Fiscal 2025 Highlights.

August 2025 Securities Purchase Agreement

In connection with the August 2025 Offering, we entered into the August 2025 Securities Purchase Agreement with certain investors for the purchase and sale of 759,879 Common Shares (or Pre-funded Warrants in lieu thereof, together with common share purchase warrants to purchase up to 759,879 Common Shares at a combined public offering price of CAD$8.955 per share (or Pre-funded Warrant in lieu thereof) and accompanying Common Share purchase warrant, for gross proceeds of approximately CAD$6.8 million before deducting placement agent fees and other offering expenses payable by the Company. The Common Share purchase warrants have an exercise price of CAD$10.52 per share, are exercisable upon issuance and will expire five years following the date of issuance. H.C. Wainwright & Co. acted as the exclusive placement agent for the August 2025 Offering.

December 2025 Securities Purchase Agreements

See Item 4. A - Events in the Development of the Business – Year–to–Date Fiscal 2026 Highlights.

D.Exchange Controls

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

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development, where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, or disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder, including without limitation specific tax considerations applicable to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax considerations applicable to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary. There can be no assurance that the IRS will not challenge one or more of the tax considerations discussed in this summary.

This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention between the United States of America and Canada with respect to Taxes on Income and on Capital of 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive, current or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the cancellation or exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships or other pass-through entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders or investors in such S corporations); (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (k) are U.S. expatriates or former long-term residents of the United States, (l) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States, or (m) are subject to special tax accounting rules with respect to Common Shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax considerations applicable to such entity or arrangement and the partners (or other owners) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such partner or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or other “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Acquisition, Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the acquisition, ownership and disposition of the Common Shares, but is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed under U.S. federal income tax principles. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction” in respect of dividends received from domestic corporations. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on an established securities market in the United States, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss recognized on such sale or other disposition generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for longer than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a “PFIC”) for any tax year during a U.S. Holder’s holding period for its Common Shares, then certain potentially adverse rules would affect the U.S. federal income tax considerations applicable to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for its most recently completed tax year. The Company’s PFIC classification for its current or future tax years is uncertain and may depend on, among other things, how quickly the Company may raise cash pursuant to recent offerings, the manner in which, and how quickly, the Company utilizes its cash on hand and the cash proceeds received from recent offerings, as well as on changes in the market value of its Common Shares. Whether the Company is a PFIC for any taxable year will also depend on the composition of its income and the composition, nature and value of its assets from time to time (including the value of its goodwill, which may be determined by reference to the value of the Common Shares, which could fluctuate). Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In addition, for any tax year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require, which filing obligation would generally commence in the first tax year in which the Company is classified as a PFIC and in which such U.S. Holder holds Common Shares. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Cash is generally a passive asset for these purposes.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (i) held a proportionate share of the assets of such other corporation and (ii) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (i) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (ii) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (each, a “QEF Election”) for the first taxable year is which the Company or its Subsidiary PFIC (as applicable) is a PFIC in which the U.S. Holder holds Common Shares (or is deemed to hold stock of the Subsidiary PFIC), or a QEF election together with a “purging” election with respect to such entity, or makes a mark-to-market election under Section 1296 of the Code with respect to the Common Shares (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder” and will generally be subject to tax as described below.

A Non-Electing U.S. Holder will be subject to the default rules of Section 1291 of the Code (described below) with respect to: (i) any gain recognized on the sale or other taxable disposition of Common Shares(which, subject to the effectiveness of proposed Treasury Regulations, may include gain realized by reason of transfers of Common Shares that would otherwise qualify as non-recognition transactions for U.S. federal income tax purposes); and (ii) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, if the Company were to constitute a PFIC during a Non-Electing U.S. Holder’s holding period, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on the Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to the Common Shares by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the U.S. Holder’s holding period of its Common Shares begins generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital gain, and “ordinary earnings” are the excess of (x) “earnings and profits” over (y) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a timely and effective QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a timely-filed U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to its Common Shares. If a U.S. Holder makes a “purging” election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election is made on a shareholder-by-shareholder basis and will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC again in a later tax year, the QEF Election will still be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company is treated as a PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely-filed United States federal income tax return. However, if the Company does not provide the required information with regard to it or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the default rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

U.S. Holders should be aware for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or to any Subsidiary PFIC. Because the Company may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain such required information. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to the Common Shares only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (i) a national securities exchange that is registered with the SEC, (ii) the national market system established pursuant to Section 11A of the U.S. Exchange Act, or (iii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (a) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (b) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor with respect to whether the Common Shares are “marketable stock” for this purpose.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (i) the fair market value of the Common Shares, as of the close of such tax year over (ii) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares, over (ii) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations. These amounts of ordinary income would not be eligible for the preferential tax rates applicable to qualified dividend income or long-term capital gains.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable stock. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291 of the Code, the IRS has issued proposed Treasury Regulations that would impact certain consequences of the application of the PFIC regime to U.S. Holders. Among other consequences, and subject to certain exceptions, such proposed Treasury Regulations would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Holder who acquires Common Shares from a decedent generally will not receive a “step up” in tax basis of such Common Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and each U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Common Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

Certain Canadian Federal Income Tax Consequences

The following summarizes certain Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) (“Tax Act”) and the Canada-U.S. Tax Convention to the holding and disposition of Common Shares.

This summary is restricted to holders of Common Shares each of whom, at all material times for the purposes of the Tax Act and the Canada-U.S. Tax Convention:

(i)	are residents solely in the United States for the purposes of the Canada-U.S. Tax Convention and, for greater certainty, are not residents, or deemed to be residents of Canada;
(ii)	are entitled to the benefits of the Canada-U.S. Tax Convention and each is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention;
(iii)	hold all Common Shares as capital property and as beneficial owner;
(iv)	hold no Common Shares that are “taxable Canadian property” (as defined in the Tax Act) of the holder;
(v)	deal at arm’s length with and are not affiliated with the Company;
(vi)	do not use or hold and are not deemed to use or hold any Common Shares in the course of a business or part of a business carried on in Canada;
(vii)	did not, do not and will not have a permanent establishment in Canada within the meaning of the Canada-U.S. Tax Convention;
(viii)	did not acquire Common Shares by virtue of employment;
(ix)	are not financial institutions, authorized foreign banks, partnerships or trusts for the purposes of the Tax Act; and
(x)	are not insurers that carry on business in Canada and elsewhere;

(each such holder, a “U.S. Resident Holder”).

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

Generally, a holder’s Common Shares will be considered to be capital property of the holder provided that the holder is not a trader or dealer in securities, did not acquire, hold or dispose of the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade and does not hold the Common Shares as inventory in the course of carrying on a business.

This summary is based on the current provisions of the Tax Act and the Canada-U.S. Tax Convention in effect on the date hereof, all specific proposals to amend the Tax Act and Canada-U.S. Tax Convention publicly announced by or on behalf of the Minister of Finance (Canada) on or before the date hereof, and the current published administrative and assessing policies of the Canada Revenue Agency (“CRA”). It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative or assessing practice, although no assurance can be given in these respects. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign tax considerations, which may differ materially from those set out herein.

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

Dividends

A U.S. Resident Holder to whom the Company pays or is deemed to pay a dividend on the holder’s Common Shares will be subject to Canadian withholding tax, and the Company will be required to withhold the tax from the dividend and remit it to the CRA for the holder’s account. The rate of withholding tax under the Tax Act is 25% of the gross amount of the dividend (subject to reduction under the provisions of an applicable tax treaty). Under the Canada-U.S. Tax Convention, a U.S. Resident Holder who beneficially owns the dividend will generally be subject to Canadian withholding tax at the rate of 15% (or 5%, if the U.S. Resident Holder who beneficially owns the dividend is a company that is not fiscally transparent and which owns at least 10% of the voting stock of the Company) of the gross amount of the dividend.

Dispositions of Common Shares

A U.S. Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share constitutes “taxable Canadian property” to the U.S. Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of the Canada-U.S. Tax Convention.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSXV), at the time of disposition, such shares generally will not constitute taxable Canadian property of a U.S. Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition of the Common Shares, the following two conditions are met concurrently:

(i)	the U.S. Resident Holder, persons with whom the U.S. Resident Holder does not deal at arm’s length, or any partnership in which the U.S. Resident Holder or persons with whom the U.S. Resident Holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, alone or in any combination, owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and
(ii)	more than 50% of the fair market value of the Common Shares was derived directly or indirectly from, or from any combination of, real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options in respect of or interests in, or for civil law a right, in such properties.

Notwithstanding the foregoing, in certain other circumstances, a Common Share may be deemed to be “taxable Canadian property” to a U.S. Resident Holder for purposes of the Tax Act.

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

F.Dividends and Paying Agents

Not applicable

G.Statement by Experts

Not applicable.

H.Documents on Display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov/edgar.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR+, the Canadian equivalent of EDGAR. Additional information relating to the Company may be found under its profile on SEDAR+ at http://www.sedarplus.ca. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company securities, and securities authorized for issuance under the LTIP can be found in the Company’s management information circular dated July 16, 2024, and filed under the Company’s profile on SEDAR+ and EDGAR. Additional financial information is provided in the Company’s annual financial statements and management’s discussion and analysis for the year ended September 30, 2025, also filed under the Company’s profile on SEDAR+ and EDGAR. Copies of our material contracts are kept at our registered office.

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of financial risks arising through the normal course of business, including interest rate risk, foreign currency risk, credit risk, and liquidity risk. Refer to Note 22 of our audited consolidated financial statements for the years ended September 30, 2025, 2024 and 2023.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E.Use of Proceeds

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings and Rule 13a-15(b) of the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures (“DC&P”) (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as of the end of the period covered and disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including out principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified un the rule and forms of the Canadian Securities Administrators and SEC.

Based upon the evaluation, our CEO and CFO have concluded that our DC&P were effective as of September 30, 2025, at the reasonable assurance level. Our CEO and CFO and the Company’s management have concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, the financial position of the Company as at September 30, 2025 in conformance with IFRS and our external auditors have issued an unqualified option on our consolidated financial statements as of and for the year ended September 30, 2025.

B.Management’s Annual Report on Internal Control Over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and as required by Rule 13a-15(f) of the Exchange Act, management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”), The Company’s management, including the CEO and CFO, and designed ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

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

Management, under the supervision of the CEO and CFO, has assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2025, based on the criteria set forth in the COSO Framework. Based on this assessment, management has concluded that the Company’s ICFR was effective as of September 30, 2025

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

For the year ended September 30, 2025, DEFSEC is considered an Emerging Growth Company and, thus, is excluded from the audit requirements of Section 404(b) of SOX. Accordingly, the Company’s auditors have not issued a report on the effectiveness of Internal Controls over Financial Reporting.

C.Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies.

D.Changes in Internal Controls Over Financial Reporting

In Fiscal 2025, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Paul Mangano and James Yersh qualify as a financial experts (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) are independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the Board who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or Board.

ITEM 16B.CODE OF ETHICS

Effective January 16, 2023, we adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees, including our CEO and CFO, which is a “code of ethics” as defined in section 406(c) of SOX. The Code of Business Conduct and Ethics sets out the fundamental values and standards of behavior that we expect from our directors, officers and employees with respect to all aspects of our business. A copy of the Code of Business Conduct is filed as Exhibit 11.1 to this Annual Report.

If we grant any waiver of the Code of Business Conduct and Ethics, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such waiver on its website to the extent required by, and in accordance with, the rules and regulations of the SEC.

The full text of the Code of Business Conduct and Ethics is also posted on our website at www. defsec.com and the System for Electronic Document Analysis and Retrieval (SEDAR+) profile at www.sedarplus.ca. The information on or accessible through the website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of the website address in this Annual Report is only for reference.

The Audit Committee is responsible for reviewing and evaluating the Code of Business Conduct and Ethics periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Audit Committee will also assist the Board with the monitoring of compliance with the Code of Business Conduct and Ethics.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees paid and payable to our external auditors MNP (PCAOB ID 1930) during the financial years ended September 30, 2025, and 2024 were as follows:

	2025 Fee Amount ($)	2024 Fee Amount ($)
Audit Fees(1)	$406,998	$326,350
Audit-Related Fees(2)	124,946	152,486
Tax Fees(3)	—	22,470
All Other Fees(4)	—	—
Total:	$531,944	$501,306

Notes:

(1)	“Audit fees” include fees rendered by the Company’s external auditor for professional services necessary to perform the annual audit, quarterly reviews of the Company’s financial statements, services rendered in connection with the filing of prospectuses in the United States and Canada, and review of documents filed with the SEC and consents and other services normally provided in connection with statutory and regulatory filings or engagements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.
(2)	“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in the “Audit Fees” category.
(3)	“Tax fees” include fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)	“All other fees” include fees for products and services provided by the Company’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

KPMG, the Company’s former independent auditor, resigned effective May 15, 2024. MNP was engaged as the Company’s new independent auditor, effective May 22, 2024.

KPMG’s audit report relating to the financial statements of the Company as of and for the fiscal years ended September 30, 2023 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG’s report on the consolidated financial statements of the Company as of and for the years ended September 30, 2023 contained a separate paragraph stating:

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

During KPMG’s engagement and up to the interim period before KPMG’s resignation, there had been no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between KPMG and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to such matters in their reports, and there had been no “reportable events” of the type described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the disclosures in this Annual Report to KPMG, requesting that KPMG furnish us with a letter addressed to the SEC stating whether it agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been filed as Exhibit 16.1 to the registration statement of which this Annual Report is a part.

ITEM 16G.CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and the Common Shares are listed on Nasdaq. Rule 5615(a)(3) of The Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of The Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

●	Shareholder Meeting Annual Requirement: Nasdaq Stock Market Rule 5620(a) (“Rule 5620(a)”) requires that each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. In lieu of following Rule 5620(a), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.
●	Shareholder Meeting Quorum Requirement: Nasdaq Stock Market Rule 5620(c) (“Rule 5620(c)”) requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding Common Shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws. In lieu of following Rule 5620(c), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.
●	Independent Nominating Committee: Nasdaq Stock Market Rule 5605(e)(1) (“Rule 5605(e)(1)”) requires having a Nominations Committee comprised solely of independent directors. In lieu of following Rule 5605(e)(1), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.
●	Independent Compensation Committee: Nasdaq Stock Market Rule 5605(d)(2) (“Rule 5605(d)(2)”) requires having a Compensation Committee comprised solely of independent directors. In lieu of following Rule 5605(d)(2), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.

●	Shareholder Approval Requirement: Nasdaq Stock Market Rule 5635(d) (“Rule 5635(d)”) requires shareholder approval prior to a transaction involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s outstanding shares of common stock or 20% or more of the voting power prior to issuance. In lieu of following Rule 5635(d), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.
●	Majority Independent Directors: Nasdaq Stock Market Rule 5605(b)(1) requires having a majority of the Board comprised of “Independent Directors” as defined in Nasdaq Stock Market Rule 5605(a)(2). In lieu of following Nasdaq Stock Market Rule 5605(e)(1), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.
●	Executive Sessions: Nasdaq Stock Market Rule 5605(b)(2) requires companies to have their Independent Directors regularly schedule meetings at which only Independent Directors are present. In lieu of following Nasdaq Stock Market Rule 5605(b)(2), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.
●	Audit Committee Charter: Nasdaq Stock Market Rule 5605(c)(1) requires companies to adopt a formal written audit committee charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities; the outside auditor’s accountability to the audit committee; and the audit committee’s responsibility to ensure the independence of the outside auditor. In lieu of following Nasdaq Stock Market Rule 5605(c)(1), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.
●	Compensation Committee Charter: Nasdaq Stock Market Rule 5605(d)(1) requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Nasdaq Stock Market Rule 5605(d)(1), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.
●	Independent Director Oversight of Director Nominations: Nasdaq Stock Market Rule 5605(e)(1) requires Independent Director involvement in the selection of director nominees, by having a nominations committee comprised solely of Independent Directors. In lieu of following Nasdaq Stock Market Rule 5605(e)(1), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.
●	Nominations Committee Charter: Nasdaq Stock Market Rule 5605(e)(2) requires companies to adopt a formal written nominations committee charter or board resolution, as applicable, addressing the director nomination process and such related matters as may be required under the federal securities laws. In lieu of following Nasdaq Stock Market 5605(e)(2), the Company has elected to follow Canadian practices consistent with the requirements of the TSXV and the BCBCA.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

DEFSEC has adopted an insider trading policy (the “Insider Trading Policy”), which governs the purchase, sale, and other disposal of the Company’s securities by directors, executive officers, and employees. DEFSEC believes that the Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to DEFSEC.

A copy of the Insider Trading Policy is contained in DEFSEC’s Information Disclosure Policy, which is filed as Exhibit 11.2 to this Annual Report.

ITEM 16K.CYBERSECURITY

Risk Management and Strategy

As of the date of the filing of this Annual Report, the Company has information systems in place and has not suffered a “cybersecurity threat” (as defined in Item 106(a) of Regulation S-K) or “cybersecurity incident” (as defined in Item 106(a) of Regulation S-K). Moreover, the Company is aware of the evolution of cybersecurity risks and is taking proactive steps by keeping up to date our information systems and educating our personnel about these risks.

In order to mitigate these risks to a degree, the Company has engaged a third-party IT provider, Better Networks.

The Company has implemented multiple measures to combat and reduce the risk of cybersecurity threats and cybersecurity incidents such as:

●	engaged a third-party IT provider;
●	developed internal System Use Policy and Information Security Policies reviewed by the Board enhancing security and awareness of potential threats; and
●	engaged BDO LLP to assist with improving internal controls, including IT controls.

Governance

The third-party IT provider monitors cybersecurity risks and potential incidents while management periodically reviews the System Use Policy and Information Security policies recommending updates to the policies where needed. Select members of the Company’s management, who also receive direct coaching from the third-party IT provider, advise the Board on cybersecurity risk management strategies.

At the time of filing this Annual Report the Company does not have a subcommittee dedicated to cybersecurity. However, as the Company’s situation evolves, the Board will consider increased oversight to manage the risks from cybersecurity threats.

PART III

ITEM 17.FINANCIAL STATEMENTS

See Item 18. – Financial Statements.

ITEM 18.FINANCIAL STATEMENTS

Our audited consolidated financial statements and schedules appear on pages F-1 through F-58 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board include:

Consolidated Financial Statements of

DEFSEC TECHNOLOGIES INC.

(Formerly KWESST MICRO SYSTEMS INC.)

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian Dollars)

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Table of contents for the years ended September 30, 2025, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of DEFSEC Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of DEFSEC Technologies Inc. (the “Company”) (formally Kwesst Micro Systems Inc.) as of September 30, 2025 and 2024, and the related consolidated statements of net loss and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the years in the two year period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two year period ended September 30, 2025, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

We have also audited the effects of the adjustments to retrospectively apply the 2025 reverse stock split as described in note 1(b) and the effect of the stock split as described in Note 15, 16 and 17 to the 2023 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 consolidated financial statements of the Company other than with respect to the adjustments above and, accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has suffered a net loss and negative operating cash flows and has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ MNP LLP

Chartered Professional Accountants;

Licensed Public Accountants

We have served as the Company’s auditor since 2024.

Ottawa, Canada

December 29, 2025

KPMG LLP

150 Elgin Street, Suite 1800
Ottawa, ON K2P 2P8
Canada

Telephone 613 212 5764

Fax 613 212 2896

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.):

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the retrospective adjustments relating to the reverse stock split as described in Note 1(b) and the effect of the stock split as described in Notes 15, 16, 17, the accompanying consolidated statements of net loss and comprehensive loss, shareholders’ equity (deficit), and cash flows for the year ended September 30, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and its cash flows for each of the year ended September 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

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

Ottawa, ON

January 17, 2024, except for Note 1(c) as to which the date is October 25, 2024

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Consolidated Statements of Financial Position

At September 30, 2025 and 2024

(Expressed in Canadian dollars)

		September 30,	September 30,
	Notes	2025	2024
ASSETS
Cash and cash equivalents		$6,686,429	$256,828
Restricted short-term investment	12	47,500	30,000
Trade and other receivables	4	1,494,152	567,875
Inventories	5	519,609	533,163
Prepaid expenses and other		163,562	179,051
Deferred costs	27	34,773	275,438
Current assets		8,946,025	1,842,355
Property and equipment	6	279,132	311,712
Right-of-use assets	7	1,165,181	230,124
Deposit		46,132	28,806
Intangible assets	8	2,390,030	3,174,832
Deferred costs		94,976	29,319
Non-current assets		3,975,451	3,774,793
Total Assets		$12,921,476	$5,617,148
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable and accrued liabilities	9	$2,310,662	$1,660,637
Accrued royalties liability	10	200,000	200,000
Lease obligations	13	188,907	147,078
Contract liabilities	14	7,671	120,571
Warrant liabilities	15	210,965	847,295
Current liabilities		2,918,205	2,975,581
Accrued royalties liability	10	1,087,009	1,118,135
Lease obligations	13	1,114,543	155,145
Non-current liabilities		2,201,552	1,273,280
Total Liabilities		5,119,757	4,248,861
Shareholders’ Equity
Share capital	16	47,003,991	37,822,725
Warrants	16	7,764,412	1,084,687
Contributed surplus	16	5,398,445	5,152,753
Accumulated other comprehensive loss		(85,077)	(38,520)
Accumulated deficit		(52,280,052)	(42,653,358)
Total Shareholders’ Equity		7,801,719	1,368,287
Total Liabilities and Shareholders’ Equity		$12,921,476	$5,617,148

See Note 2(a) Going Concern and Note 25 Commitments and contingencies.
See accompanying notes to the consolidated financial statements.

On behalf of the Board of Directors:
(signed) James Yersh,	Director	(signed)David Luxton,	Director

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Consolidated Statements of Net Loss and Comprehensive Loss

Years ended September 30, 2025, 2024 and 2023

(Expressed in Canadian dollars)

		September 30,	September 30,	September 30,
	Notes	2025	2024	2023
Revenue	18	$4,942,626	$1,504,328	$1,234,450
Cost of sales		(3,204,578)	(1,017,826)	(1,425,828)
Gross profit (loss)		1,738,048	486,502	(191,378)

Operating expenses
General and administrative	19	5,225,997	4,836,815	6,165,297
Selling and marketing	19	2,037,088	1,525,228	2,892,679
Research and development, net	19	2,367,995	2,354,160	1,529,572
Share-based compensation		113,692	291,761	373,554
Depreciation and amortization		1,073,727	1,277,911	952,508
Total operating expenses		10,818,499	10,285,875	11,913,610

Operating loss		(9,080,451)	(9,799,373)	(12,104,988)

Other income (expenses)
Share issuance costs	16(a)	(1,807,686)	(541,566)	(1,985,074)
Net finance costs	20	(173,375)	(196,323)	(668,034)
Foreign exchange gain (loss)		114,347	59,191	(98,275)
Impairment of right-of-use assets		(88,596)	—	—
Gain/loss on disposals		6,809	(7,256)	(291,181)
Change in fair value of warrant liabilities	15	1,402,258	3,047,568	5,841,192
Total other income (expenses), net		(546,243)	2,361,614	2,798,628
Loss before income taxes		(9,626,694)	(7,437,759)	(9,306,360)
Income tax recovery
Deferred tax recovery	21	—	—	—
Net loss		$(9,626,694)	$(7,437,759)	$(9,306,360)

Other comprehensive income (loss):
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences		(46,557)	1,143	61,755
Total comprehensive loss		$(9,673,251)	$(7,436,616)	$(9,244,605)

Net loss per share
Basic and diluted	17	$(15.78)	$(188.86)	$(478.85)

Weighted average number of shares outstanding
Basic and diluted	17	610,169	39,382	19,435

See accompanying notes to the consolidated financial statements.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Consolidated Statements of Changes in Shareholders’ Equity

Years ended September 30, 2025, 2024 and 2023

(Expressed in Canadian dollars)

		Common			Contributed	Translation		Total Shareholders’
	Notes	Shares(1)	Share capital	Warrants	surplus	reserve	Deficit	Equity
Balance, September 30, 2022		3,682	$19,496,640	$1,959,796	$3,551,330	$(101,418)	$(25,909,239)	$(1,002,891)
Shares issued for public offering	16(a)	22,706	16,725,436	—	—	—	—	16,725,436
Share offering costs	16(a)	—	(3,671,791)	393,911	125,086	—	—	(3,152,794)
Shares issued for debt	16(a)	267	233,485	—	—	—	—	233,485
Options exercised	16(c)	5	5,836	—	(1,789)	—	—	4,047
Warrants exercised	16(b)	17	60,000	(60,000)	—	—	—	—
Warrants expired	16(b)	—	—	(1,251,050)	1,251,050	—	—	—
Share-based compensation	16(c)	—	—	—	373,554	—	—	373,554
Shares for vested RSUs and PSUs	16(c)	67	529,504	—	(529,504)	—	—	—
Vested RSUs and PSUs repurchased		—	—	—	(612)	—	—	(612)
Other comprehensive loss		—	—	—	—	61,755	—	61,755
Net loss		—	—	—	—	—	(9,306,360)	(9,306,360)
Balance, September 30, 2023		26,744	$33,379,110	$1,042,657	$4,769,115	$(39,663)	$(35,215,599)	$3,935,620
Shares issued for public offering	16(a)	39,761	3,608,154	133,907	—	—	—	3,742,061
Share offering costs	16(a)	—	(1,033,393)	—	—	—	—	(1,033,393)
Warrants exercised	16(b)	8,473	1,771,239	—	—	—	—	1,771,239
Shares issued for debt	16(a)	222	97,615	—	—	—	—	97,615
Warrants expired	16(b)	—	—	(91,877)	91,877	—	—	—
Share-based compensation	16(c)	—	—	—	291,761	—	—	291,761
Other comprehensive loss		—	—	—	—	1,143	—	1,143
Net loss		—	—	—	—	—	(7,437,759)	(7,437,759)
Balance, September 30, 2024		75,200	$37,822,725	$1,084,687	$5,152,753	$(38,520)	$(42,653,358)	$1,368,287
Shares issued for public offering	16(a)	676,894	3,271,209	—	—	—	—	3,271,209
Shares issued for private placement	16(a)	50,248	371,154	—	—	—	—	371,154
Warrants issued for private placement	16(a)	—	—	5,724,586	—	—	—	5,724,586
Warrants issued for public offering	16(a)	—	—	3,651,131	—	—	—	3,651,131
Pre-funded warrants issued for public offering	16(b)	—	—	3,710,729	—	—	—	3,710,729
Pre-funded warrants issued for private placement	16(a)	—	—	1,249,522	—	—	—	1,249,522
Share issuance costs	16(a)	—	(795,253)	(2,442,700)	—	—	—	(3,237,953)
Shares issued for debt	16(a)	5,669	100,000	—	—	—	—	100,000
Pre-funded warrants exercised	16(b)	571,643	5,606,428	(4,813,793)	—	—	—	792,635
Warrants exercised	16(b)	16,667	627,728	(267,750)	—	—	—	359,978
Warrants expired	16(b)	—	—	(132,000)	132,000	—	—	—
Share-based compensation	16(c)	—	—	—	113,692	—	—	113,692
Other comprehensive loss		—	—	—	—	(46,557)	—	(46,557)
Net loss		—	—	—	—	—	(9,626,694)	(9,626,694)
Balance, September 30, 2025		1,396,321	$47,003,991	$7,764,412	$5,398,445	$(85,077)	$(52,280,052)	$7,801,719
(1)	See Notes 1(b) and (c)

See accompanying notes to the consolidated financial statements.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Consolidated Statements of Cash Flows

Years ended September 30, 2025, 2024 and 2023

(Expressed in Canadian dollars)

		September 30,	September 30,	September 30,
	Notes	2025	2024	2023
OPERATING ACTIVITIES
Net loss		$(9,626,694)	$(7,437,759)	$(9,306,360)
Items not affecting cash:
Depreciation and amortization	6,7,8	1,081,590	1,277,911	952,508
Share-based compensation	16(c)	113,692	291,761	373,554
Change in fair value of warrant liabilities (including related foreign exchange gain)	15	(1,325,549)	(3,047,568)	(5,786,593)
Net finance costs	20	173,375	196,323	668,034
Impairment of intangible assets	8	—	—	1,169,440
Impairment of ROU asset	7	72,868	—	—
Loss on disposals		—	7,256	291,181
Gain on debt settlement	7	(500)	—	—
Unrealized foreign exchange loss	7	29,637	—	—
Changes in non-cash working capital items	23	(358,246)	(343,671)	(2,310,266)
Interest received (paid)		74,896	(4,997)	(130,127)
Add back items not affecting operating activities:
Share issuance costs		1,807,686	—	—
Cash used in operating activities		(7,957,245)	(9,060,744)	(14,078,629)

INVESTING ACTIVITIES
Additions of property and equipment	6	(140,620)	(101,330)	(176,949)
Investments in intangible assets	8	(26,675)	(9,823)	(1,123,186)
Purchase of restricted short-term investment	12	(17,500)	—	—
Deposit for advanced royalties	10	—	—	(148,410)
Recognition of open orders from acquisition	8	4,387	—	7,811
Cash flows used in investing activities		(180,408)	(111,153)	(1,440,734)

FINANCING ACTIVITIES
Proceeds from U.S. IPO and Canadian Offering, net	16(a)	—	—	16,346,768
Proceeds from the issuance of common shares and warrants	15, 16(a)	18,718,524	4,965,680	7,357,012
Payments of share offering costs	16(a)	(4,346,838)	(747,926)	(542,591)
Payments of lease obligations	13	(172,153)	(197,651)	(75,487)
Proceeds from exercise of warrants	16(b)	402,837	1,613	—
Repayment of borrowings		—	—	(2,333,315)
Proceeds from exercise of stock options		—	—	4,052
Repurchase of vested RSUs and PSUs		—	—	(612)
Cash flows provided by financing activities		14,602,370	4,021,716	20,755,827

Net change in cash during the year		6,464,717	(5,150,181)	5,236,464
Cash and cash equivalents, beginning of year		256,828	5,407,009	170,545
Effect of exchange rates on cash		(35,116)	—	—
Cash and cash equivalents, end of year		$6,686,429	$256,828	$5,407,009

Cash and cash equivalents consist of the following:
Cash held in banks		$6,686,429	$256,828	$4,407,009
Short-term guaranteed investment certificates		—	—	1,000,000
Cash and cash equivalents, end of year		$6,686,429	$256,828	$5,407,009

See accompanying notes to the consolidated financial statements

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

1.Corporate information

(a)Corporate information

KWESST Micro Systems Inc. (the “Company”, “KWESST”) was incorporated on November 28, 2017, under the laws of the Province of British Columbia. The registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada, and the corporate office is located at Unit 300, 80 Hines Rd., Ottawa, Ontario, Canada. The Company has representative offices in the following foreign locations: Washington DC (United States), London (United Kingdom), and Abu Dhabi (United Arab Emirates).

On June 30, 2025, the Company changed its name to “DEFSEC Technologies Inc.” (“DEFSEC”).

The Company develops and commercializes next-generation technology solutions that deliver a tactical advantage for military, public safety agencies and personal defense markets. The Company’s core mission is to protect and save lives.

DEFSEC’s common stock is listed on the TSX-Venture Exchange (“TSX-V’’) under the stock symbol of DFSC, on the Nasdaq Capital Market (“Nasdaq”) under the stock symbol of DFSC and on the Frankfurt Stock Exchange under the stock symbol of 62U2. Additionally, warrants issued in the United States are also listed on the Nasdaq under the stock symbol of DFSCW. Effective May 1, 2023, the warrants issued in Canada are listed on the TSX-V under the stock symbol of DFSC.WT.U.

(b)2025 Reverse Stock Split (applied retrospectively)

On April 23, 2025, on Nasdaq and on April 24, 2025, on the TSX-V, DEFSEC effected a twenty-one for one (21-for-1) reverse stock split of its common stock (the “2025 Reverse Split”). Accordingly, all shareholders of record at the opening of business on April 23, 2025, received one issued and outstanding common share of DEFSEC in exchange for twenty-one outstanding common shares of DEFSEC. No fractional shares were issued in connection with the 2025 Reverse Split. All fractional shares created by the 2025 Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.

Effective on the date of the 2025 Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options and warrants were proportionately adjusted to reflect the 2025 Reverse Split. All information respecting outstanding common shares, including net loss per share, in the current and comparative periods presented herein give effect to the 2025 Reverse Split.

(c)2024 Reverse Stock Split (applied retrospectively)

In October 2024, DEFSEC effected a ten for one (10-for-1) reverse stock split of its common stock on October 23, 2024 (the “2024 Reverse Split”). Accordingly, all shareholders of record at the opening of business on October 23, 2024, received one issued and outstanding common shares of DEFSEC in exchange for ten outstanding common shares of DEFSEC. No fractional shares were issued in connection with the 2024 Reverse Split. All fractional shares created by the 2024 Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.

Effective on the date of the 2024 Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options and warrants were proportionately adjusted to reflect the 2024 Reverse Split. All information respecting outstanding common shares, including net loss per share, in the current and comparative periods presented herein give effect to the 2024 Reverse Split.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

2.Basis of preparation

(a)Going concern

These consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities and commitments in the normal course of business.

As an early-stage company, it has not yet reached significant revenue levels for most of its products and services and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. The Company has incurred a $9.6 million net loss and negative operating cash flows of approximately $8.0 million for the year ended September 30, 2025 (2024 - $7.4 million net loss and negative operating cash flows of $9.1 million, 2023 - $9.3 million net loss and negative operating cash flows of $14.1 million). At September 30, 2025, the Company had positive working capital of $6.0 million (2024 - negative working capital of $1.1 million, 2023 - positive working capital of $0.5 million) and a deficit of $52.3 million (September 30, 2024 - $42.7 million, September 30, 2023 - $35.2 million).

The Company’s ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance including, but not limited to:

●	The market acceptance and rate of sales of the Company’s product offerings;
●	The Company’s ability to grow its digitization services business;
●	Ability to successfully execute the Company’s business plan;
●	Ability to raise additional capital at acceptable terms;
●	General local and global economic conditions, including the ongoing conflict in Gaza and the global disruption from Russia’s invasion of Ukraine; and
●	Risks related to United States tariffs, including potential supply chain disruptions, required operational adjustments, increased costs and potential logistical disruptions.

The Company’s strategy to mitigate these material risks and uncertainties is to execute a business plan, in a timely manner, aimed at continued focus on revenue growth, product development and innovation, improving overall gross profit, managing operating expenses and working capital requirements, and securing additional capital, as needed.

Failure to implement its business plan could have a material adverse effect on the Company’s financial condition and/or financial performance. There is no assurance that the Company will be able to raise additional capital as they are required in the future. Accordingly, there are material risks and uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

(b)Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The consolidated financial statements were authorized for issue by the Board of Directors effective on December 29, 2025.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

(c)Basis of consolidation

These consolidated financial statements incorporate the financial statements of DEFSEC and the entities it controls.

Control is achieved where we have the power to govern the financial and operating policies of an entity to obtain benefits from its activities, are exposed to, or have rights to, variable returns from the Company’s involvement with the entity and have the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to us until the date on which control ceases. Profit or loss of subsidiaries acquired during the year are recognized from the date of acquisition or effective date of disposal as applicable. All intercompany transactions and balances have been eliminated.

At September 30, 2025, the Company has the following wholly-owned subsidiaries:

		Functional
Entity	Location	Currency	Equity %
KWESST Inc.	Ottawa, Canada	CAD	100%
2720178 Ontario Inc.	Ottawa, Canada	CAD	100%
Police Ordnance Company Inc.	Ottawa, Canada	CAD	100%
KWESST U.S. Holdings Inc.	Delaware, United States	USD	100%
KWESST Defense Systems U.S. Inc	North Carolina, United States	USD	100%
KWESST Public Safety Systems U.S. Inc.	North Carolina, United States	USD	100%
KWESST Public Safety Systems Canada Inc.	Ottawa, Canada	CAD	100%

(d)Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars (“CAD”), which is the functional and presentation currency.

While each of the Company’s subsidiaries has its own functional currency, the functional currency of the parent company, DEFSEC, is CAD as this is the currency of the primary economic environment in which the Company operates. Most of the revenues, cost of revenues and operating expenses from significant subsidiaries are denominated in CAD. The Company’s Canadian wholly owned subsidiaries are measured using CAD as the functional currency and its U.S. owned subsidiaries are measured using the United States dollar (“USD”) as their functional currency.

(e)Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

(f)Use of estimates and judgments

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

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements is included in the following notes:

●	Impairment: The Company is required to make a judgment regarding whether indicators of impairment exist at each reporting date by evaluating conditions specific to the organization that may lead to the impairment of assets. The assessment of impairment or impairment reversal indicators is based on management’s judgement of whether there are internal and external factors indicating impairment. Such factors including: market decline, adverse changes in technology, legal environment, or economic conditions, and evidence of obsolescence.

Estimates

Information about assumptions and estimation uncertainties at September 30, 2025, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

●	Note 5 – Inventories: assumptions used in evaluating inventory obsolescence.
●	Note 15 – Warrant liabilities: whether the valuation assumptions used in the Black Scholes calculations for the warrant liabilities are reasonable, including DEFSEC’s stock volatility, and expected life are reasonable in light of its limited operating history.
●	Note 16(c) - Share-based compensation: whether the determination of DEFSEC’s stock volatility, forfeiture rate, and expected life are reasonable in light of its limited operating history, all significant inputs in the valuation model to fair value options granted; and
●	Note 18 – Revenue: key assumptions underlying the recognition of revenue based on percentage of completion, including remaining hours and costs to complete.
●	Note 7 and 13 – Right-of-use assets and lease liabilities: To determine the value of the initial recognition of right-of-use assets and lease obligations, management is required to exercise judgment in several areas, such as determining the appropriate discount rate, whether it is reasonably certain that an extension or termination option will be exercised, whether variable payments are in substance fixed, and whether a right-of-use asset is impaired. The Company enters into leases with third-party landlords and as a consequence the rate implicit in the relevant lease is not readily determinable. Therefore, the Company uses its incremental borrowing rate as the discount rate for determining its lease liabilities at the lease commencement date. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow over similar terms which requires estimations when no observable rates are available. Changes in these estimates and assumptions could affect the identification and determination of the value of lease liabilities and right-of-use assets at initial recognition. These items could potentially result in changes to amounts reported in the consolidated statements of loss and statements of financial position in a given period.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

3.Material accounting policies

(a)	Revenue recognition

Revenue is recognized upon transfer of control of products or services to customers at an amount that reflects the transaction price the Company expects to receive in exchange for the products or services. The Company’s contracts with customers may include the delivery of multiple products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The accounting for a contract or contracts with a customer that contain multiple performance obligations requires us to allocate the contract or contracts transaction price to the identified distinct performance obligations based on the stand-alone selling price of each performance obligation. When the fair value cannot be determined based on when it was sold separately, the Company determines a value that most reasonably reflects the selling price that might be achieved in a stand-alone transaction by using either a market assessment, expected cost plus a margin or a residual approach.

Revenue from contracts with customers is recognized, for each performance obligation, either over a period of time or at a point in time, depending on which method reflects the transfer of control of the goods or services underlying the particular obligation to the customer. Contracts based on task oriented, time and materials are measured based on agreed-upon hourly rates, direct labor hours expended, and material costs incurred and billed and recognized on a monthly basis. For product sales, revenue is recognized when the Company transfers control of the product to the customer. Control of the product transfers when the customer takes delivery of the product.

For performance obligations satisfied over time, the Company recognizes revenue over time using an input method, based on costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying such performance obligation (for non-recurring engineering services, the input method is based on hours). Under this method, costs that do not contribute to the performance of DEFSEC in transferring control of goods or services to the customer are excluded from the measurement of progress toward satisfying the performance obligation. In certain other situations, the Company might recognize revenue at a point in time, when the criteria to recognize revenue over time are not met. In any event, when the total anticipated costs exceed the total anticipated revenues on a contract, such a loss is recognized in its entirety in the period it becomes known.

The Company may enter into contractual arrangements with a customer to deliver services on one project with respect to more than one performance obligation, such as non-recurring engineering, procurement, and training. When entering into such arrangements, the Company allocates the transaction price by reference to the stand-alone selling price of each performance obligation. Accordingly, when such arrangements exist on the same project, the value of each performance obligation is based on its stand-alone price and recognized according to the respective revenue recognition methods described above. When the fair value cannot be determined based on when it was sold separately, the Company determines a value that most reasonably reflects the selling price that might be achieved in a stand-alone transaction. The Company determines a value that most reasonably reflects the selling price that might be achieved in a stand-alone transaction by using either a market assessment, expected cost plus a margin or a residual approach.

For non-recurring engineering services rendered over a contract period the revenue is recognized using the percentage of completion method; whereas for training services the revenue is recognized after the training is delivered (i.e. point in time).

The Company accounts for a contract modification, which consists of a change in the scope or price (or both) of a contract, as a separate contract when the remaining goods or services to be delivered after the modification are distinct from those delivered prior to the modification and the price of the contract increases by an amount of consideration to a price which reflects DEFSEC’s stand-alone selling price of the additional promised goods or services. When the contract modification is not accounted for as a separate contract, the Company recognize an adjustment to revenue on a cumulative catch-up basis at the date of contract modification.

The timing of revenue recognition often differs from performance payment schedules, resulting in revenue that has been earned but not billed. These amounts are included in unbilled receivables. Amounts billed in accordance with customer contracts, but not yet earned, are recorded and presented as part of contract liabilities.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

When a contract includes a significant financing component, the value of such component is excluded from the transaction price and is recognized separately as finance income or expense, as applicable.

(b)Financial instruments

The Company recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the instrument.

Trade and other receivables without a significant financing component are initially measured at the transaction price. All other financial assets and financial liabilities are initially recognized at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

All financial assets are recognized and de-recognized on trade date.

Financial assets are recognized at fair value and subsequently classified and measured at:

a)	Amortized cost.
b)	Fair value through other comprehensive income (“FVOCI”); or
c)	Fair value though profit or loss (“FVTPL”).

The Company determines the classification of the Company’s financial assets on the basis of both the business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets.

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows, and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest of the principal amount outstanding. Financial assets classified at amortized cost are measured using the effective interest method. At September 30, 2025, the Company classified the following as amortized cost:

●	Cash and cash equivalents
●	Restricted short-term investment
●	Trade and other receivables (excluding sales tax recoverable)
●	Lease deposit (non-current other asset)

All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. At September 30, 2025, the Company did not have financial assets classified as FVOCI or FVTPL.

Expected credit losses

The Company measure a loss allowance based on the lifetime expected credit losses. The Company has applied the simplified method approach to recognize the lifetime expected credit losses that are estimated based on factors such as the Company’s past experience of collecting payments, the number of delayed payments in the portfolio past the average credit period, observable changes in national or local economic conditions that correlate with default on receivables, financial difficulty of the borrower, and it becoming probable that the borrower will enter bankruptcy or financial re-organization.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

Financial assets are written off when there is no reasonable expectation of recovery.

Financial liabilities

Financial liabilities are recognized at fair value and subsequently classified and measured at amortized cost or fair value though profit or loss (“FVTPL”).

The Company determines the classification of the Company’s financial liabilities at initial recognition. The Company has classified the following as amortized cost:

●	Accounts payable and accrued liabilities
●	Accrued royalties liability

The warrant liabilities are classified as FVTPL.

Financial liabilities at amortized cost are measured using the effective interest rate method.

De-recognition of financial liabilities

DEFSEC de-recognizes financial liabilities when its obligations are discharged, cancelled or they expire.

(c)Cash and cash equivalents

Cash and cash equivalents include cash investments in interest-bearing accounts and term deposits which can readily be redeemed for cash without penalty or are issued for terms of three months or less from date of acquisition.

(d)Inventories

DEFSEC’s inventories may consist of raw materials, work-in-progress (“WIP”) and finished goods. Inventories are measured at the lower of cost and net realizable value, with cost being determined using the weighted average cost method. The cost of WIP and finished goods includes the cost of raw materials, direct labour, and overhead. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. At each reporting period, management estimates the provision for obsolete and slow-moving inventory which may be reversed in subsequent periods, should the value subsequently be recovered.

(e)Property and equipment

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

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

The following table provides a summary of estimated useful lives for property and equipment:

Rate
Computer equipment	3 years
Computer software	3 years
Office furniture and equipment	5 years
Low-rate initial production equipment (“LRIP”)	5 years
R&D equipment	5 years
Sales demo equipment	2 years
Leasehold improvements	Shorter of useful life or remaining term of lease

At the end of each reporting period, the Company reviews the carrying amounts of its property and equipment to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets or groups of assets (the “cash-generating unit, or CGU”). If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss. Where an impairment loss subsequently reverses, the carrying amount of the CGU is increased to the revised estimate of its recoverable amount, so long as the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the CGU in prior years.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(f)Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease obligation is measured at the present value of the lease payments that are not paid at the commencement date of the lease, discounted using its incremental borrowing rate at the inception of the lease. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in estimate of the amount expected to be payable under a residual value guarantee, or if the assessment of whether a purchase, extension, or termination option will be exercised. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying value of the right-of-use asset or, is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

(g)Intangible assets

(i)	Research and development (“R&D”) costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company has the intention and sufficient resources to complete the development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditures are recognized in profit or loss when incurred.

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

After initial recognition, intangible assets are measured at cost less any accumulated amortization and impairment losses. Open customer orders are reduced when the Company has delivered under the customer contract, with an offset to accounts receivable (i.e. there is no revenue recognized for acquired open customer orders). Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization begins when the related acquired technology is ready for use. The Company anticipates the estimated useful life for the current technology assets to between five to ten years once ready for use.

Management has estimated the useful lives of tradename and customer relationships of five and ten years, respectively.

(iv)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset of its useful life. The amortizable amount is the cost of the asset less its estimated residual value. The Company recognizes amortization in profit or loss over the estimated useful lives of the intangible assets from the date they are available for use. Amortization is performed on a straight-line basis.

Internally generated intangible assets are not amortized as long as they are not available for use. The Company reviews the estimated useful life of its assets at least at each financial year-end and whenever there is an indication that the expected pattern of economic benefits has changed.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

(v)	Impairment

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Any impairment losses are recognized in the consolidated statements of net loss and comprehensive loss in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. The recoverable amount is the higher of the fair value less transaction costs and its value in-use. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of net loss and comprehensive loss.

(h)Provisions

A provision is recognized if, as a result of a past event, there is a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The accretion of the discount is recognized as a finance cost.

(i)Income taxes

Income tax expense comprises of current income tax expense and deferred income tax expense. Current and deferred income taxes are recognized as an expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction which is recognized in other comprehensive income or directly in shareholder’s equity.

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

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment or substantive enactment. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority, and the Company intends to settle the Company’s current tax assets and liabilities on a net basis.

Investment tax credits

Investment tax credits relating to scientific research and experimental development expenditures are recorded in the fiscal period the qualifying expenditures are incurred based on management’s interpretation of applicable legislation in the Income Tax Act of Canada. Credits are recorded provided there is reasonable assurance that the tax credit will be realized. Credits claimed are subject to review by the Canada Revenue Agency.

Credits claimed in connection with R&D activities are accounted for using the cost reduction method. Under this method, assistance and credits relating to current expenditures, which are primarily salaries and related benefits, are included in the determination of profit or loss as a reduction of the R&D expenses.

(j)Related party transactions

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

(k)Share-based compensation

The Company has a Long-Term Incentive Plan (“LTIP”) to grant stock options, restricted share units (“RSUs”), performance stock units (“PSUs”), deferred stock units (“DSUs”), and stock appreciation rights (“SARs”) to directors, employees, and consultants. The Company measures share-based compensation at fair value for all share-based awards granted under the LTIP.

Equity-settled service award

The grant date fair value of equity-settled share-based awards is recognized as an expense on a straight-line basis over the requisite service period, with a corresponding increase in equity, over the vesting period of the awards. For stock options, the grant date fair value is determined using the Black-Scholes option model. For share units, the grant date fair value is based on DEFSEC’s closing stock price. Each tranche of an award is considered a separate award with its own vesting period and grand date fair value. The amount recognized as an expense is adjusted for estimated forfeitures.

Equity-settled performance award

The accounting for equity-settled performance award is the same as above, except compensation expense is subject to periodic adjustment based on the achievement of establishment performance criteria.

(l)Equity

Share capital represents the amount received for shares that have been issued less transaction costs directly attributable to the issuance of common shares net of any related income tax benefits.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

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

Broker warrants

The Company uses the fair value method based on the Black-Scholes pricing model to determine the fair value of the warrants issued to brokers and records a debit to share issuance costs with a corresponding credit to warrants. Warrants within equity are included in the warrants outstanding.

(m)Foreign currency

Foreign currency transactions

The financial statements of DEFSEC and its Canadian wholly owned subsidiaries are measured using CAD as the functional currency. Transactions in currencies other than in CAD are translated at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated to the functional currency at the rates prevailing at that date. Exchange differences on monetary items are recognized in profit or loss in the period in which they arise. Non-monetary items carried at fair value that are denominated in foreign currencies are translated to the functional currency at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the rates at the date of the transaction and are not subsequently retranslated.

Foreign operations

The financial statements of DEFSEC’s U.S. owned subsidiaries are measured using the United States dollar (“USD”) as its functional currency. Assets and liabilities have been translated into USD using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which cases the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in shareholders’ equity.

(n)Earnings (loss) per share

Basic earnings (loss) per share is computed using net earnings (loss) over the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants, and similar instruments. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants, and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period.

However, the calculation of diluted loss per share excludes the effects of various conversions and exercises of options and warrants that would be anti-dilutive.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

(o)Change in presentation and comparative figures

During the year ended September 30, 2025, the Company changed the presentation of operating expenses in the statement of profit or loss to break out share-based compensation and depreciation and amortization as separate line items. This change in presentation has been applied retrospectively. Comparative figures for the prior period have been restated to reflect the new presentation. Amounts previously included within General and Administrative, Selling and Marketing, and Research and Development, net have been adjusted to exclude share-based compensation and depreciation and amortization, which are now presented separately. The total operating expenses and profit or loss remain unchanged; only the classification of expenses has been modified. Note 19 has also been updated accordingly to reflect this change.

The following is a reconciliation of the change to the fiscal 2024 results:

	Previously		Revised
	Disclosed	Adjustment	Disclosure
General and administrative	$6,269,257	$(1,432,442)	$4,836,815
Selling and marketing	1,538,882	(13,654)	1,525,228
Research and development, net	2,477,736	(123,576)	2,354,160
Share-based compensation	—	291,761	291,761
Depreciation and amortization	—	1,277,911	1,277,911
Total operating expenses	$10,285,875	$—	$10,285,875

The following is a reconciliation of the change to the fiscal 2023 results:

	Previously		Revised
	Disclosed	Adjustment	Disclosure
General and administrative	$7,244,762	$(1,079,465)	$6,165,297
Selling and marketing	3,024,283	(131,604)	2,892,679
Research and development, net	1,644,565	(114,993)	1,529,572
Share-based compensation	—	373,554	373,554
Depreciation and amortization	—	952,508	952,508
Total operating expenses	$11,913,610	$—	$11,913,610

(p)Changes to standards and interpretations

IFRS 18 Presentation and Disclosure in Financial Statements

The IASB issued IFRS 18 Presentation and Disclosure in Financial Statements on April 9, 2024, to replace IAS 1 Presentation of Financial Statements and is effective for annual periods beginning on or after January 1, 2027. IFRS 18 introduces a defined structure for the presentation of the statement of income, including required totals and subtotals, as well as aggregating and disaggregating principles to categorize financial information. The standard also requires all Management-defined performance measures to be disclosed in the notes to the financial statements. The Company is currently assessing the impact of this new standard.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

4.Trade and other receivables

The following table presents a breakdown of trade and other receivables:

	September 30,	September 30,
	2025	2024
Trade receivables	$1,352,216	$455,049
Unbilled revenue	—	42,248
Sales tax recoverable	141,936	70,578
Total	$1,494,152	$567,875

There was no impairment of trade and other receivables during the year ended September 30, 2025 (2024 - $nil).

The following table presents changes in unbilled receivables:

	September 30,	September 30,
	2025	2024
Balance, beginning of year	$42,248	$5,211
Revenue billed during the year	(42,248)	(5,211)
Revenue in excess of billings, net of amounts transferred to trade receivables	—	42,248
Balance, end of year	$—	$42,248
Current	$—	$42,248
Non-current	$—	$—

5.Inventories

The following table presents a breakdown of inventories:

	September 30,	September 30,
	2025	2024
Finished goods	$34,463	$55,754
Work-in-progress	29,414	417,890
Raw materials	455,732	59,519
Total	$519,609	$533,163

In Fiscal 2025, a total of $313,050 (2024 - $139,813) of inventories was included in profit or loss as an expense as part of cost of sales.

During the year ended September 30, 2025, the Company identified inventory items that were obsolete, no longer in use, or otherwise non-viable for production purposes valued at $151,316 (2024 - $113,283, 2023 - $nil) which were specifically considered impaired and subsequently written off to reflect their reduced value.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

6.Property and equipment

The following is a summary of changes in property and equipment:

			Office
	Computer	Computer	furniture and	LRIP	R&D	Leasehold	Sales demo
Cost	equipment	software	equipment	equipment (1)	equipment	improvements	equipment	Total
Balance at September 30, 2023	$143,853	$5,129	$109,578	$97,658	$239,804	$131,792	$109,234	$837,048
Additions	46,254	—	14,000	41,076	—	—	—	101,330
Disposals	(1,799)	—	(8,645)	—	(26,387)	—	—	(36,831)
Balance at September 30, 2024	$188,308	$5,129	$114,933	$138,734	$213,417	$131,792	$109,234	$901,547
Additions	43,012	—	92,597	—	5,011	—	—	140,620
Balance at September 30, 2025	$231,320	$5,129	$207,530	$138,734	$218,428	$131,792	$109,234	$1,042,167

			Office
	Computer	Computer	furniture and	LRIP	R&D	Leasehold	Sales demo
Accumulated depreciation	equipment	software	equipment	equipment (1)	equipment	improvements	equipment	Total
Balance at September 30, 2023	$77,462	$2,964	$80,184	$25,751	$135,124	$57,665	$40,602	$419,752
Depreciation	37,788	1,710	15,342	36,760	32,289	21,371	54,398	199,658
Disposals	(1,799)	—	(8,645)	—	(19,131)	—	—	(29,575)
Balance at September 30, 2024	$113,451	$4,674	$86,881	$62,511	$148,282	$79,036	$95,000	$589,835
Depreciation	44,027	455	18,454	40,069	34,590	21,371	14,234	173,200
Balance at September 30, 2025	$157,478	$5,129	$105,335	$102,580	$182,872	$100,407	$109,234	$763,035

Carrying value at September 30, 2024	$74,857	$455	$28,052	$76,223	$65,135	$52,756	$14,234	$311,712
Carrying value at September 30, 2025	$73,842	$—	$102,195	$36,154	$35,556	$31,385	$—	$279,132

(1)Low-rate initial production equipment (“LRIP”) includes moulds for developing PAPA SHOT™ device samples.

7.Right-of-use assets

The following table presents right-of-use assets:

Offices
Balance at September 30, 2023	$361,036
Additions	—
Depreciation	(130,912)
Balance at September 30, 2024	$230,124
Additions	1,166,652
Disposals	(41,699)
Impairment	(88,596)
Depreciation	(101,300)
Balance at September 30, 2025	$1,165,181

In 2025, the Company made a total deposit of $44,578 associated with the new lease entered into during the year and to be released at the end of the lease term. This was initially recorded at fair value, discounted using a 10.7% interest rate. At September 30, 2025, $46,132 (2024 - $28,806, 2023 - $26,076) was the carrying value of all deposits and reported as non-current deposit in the consolidated statements of financial position.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

8.Intangible assets

The following table shows a breakdown of intangible assets:

	PARA SHOT™	PARA SHOT™	ARWEN™	Customer	Purchase	ARWEN™
	System	Patent	Tradename	Relationships	Orders	40mm Patent	Total
Balance at September 30, 2023	$3,998,395	$40,295	$28,232	$41,041	$4,387	$—	$4,112,350
Additions	9,823	—	—	—	—	—	9,823
Amortization	(933,541)	—	(8,800)	(5,000)	—	—	(947,341)
Balance at September 30, 2024	$3,074,677	$40,295	$19,432	$36,041	$4,387	$—	$3,174,832
Additions	—	—	—	—	—	26,675	26,675
Amortization	(788,400)	—	(8,800)	(5,000)	—	(4,890)	(807,090)
Recognition of open orders	—	—	—	—	(4,387)	—	(4,387)
Balance at September 30, 2025	$2,286,277	$40,295	$10,632	$31,041	$—	$21,785	$2,390,030

The balance at September 30, 2025, for PARA SHOTTM represents the acquired technology asset (i.e. intellectual properties), coupled with additional capitalized development costs. As it is available for its intended use, amortization charge was recorded for the year ended September 30, 2025, of $788,400 (2024 - $933,541, 2023 - $562,639).

PARA SHOTTM was assessed for indicators of impairment at September 30, 2025, as it was available for use. The Company determined that there were no indicators of impairment and therefore did not test for impairment.

On July 1, 2025, the Company reassessed the estimated useful life of its PARA SHOTTM assets, in accordance with IAS 38 – Intangible Assets and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. As a result of this review, the useful life was extended from January 2028 to April 2032. The revision was made based on updated information regarding the asset’s expected economic benefits and technological relevance. The factors driving this change were the continued prospect interest for the product and its functionalities beyond the original estimate and lower than expected rate of technological disruption in the industry. This change in estimate has been applied prospectively from July 1, 2025. The effect of the change on amortization expense is a reduction in annual amortization expense from $934,000 to $350,000.

9.Accounts payable and accrued liabilities

The following table presents a breakdown of accounts payable and accrued liabilities:

	September 30,	September 30,
	2025	2024
Trade payable	$409,696	$881,835
Sales tax payable	47,427	—
Accrued liabilities	744,320	610,558
Salary, bonus and vacation payable	1,109,219	168,244
Total	$2,310,662	$1,660,637

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

10.Accrued royalties liability

On April 29, 2021, the Company acquired the Low Energy Cartridge technology, a proprietary non-lethal cartridge-based firing system (subsequently branded as PARA SHOTTM system). This technology acquisition includes all intellectual property rights for the PARA SHOTTM system. As part of that arrangement the Company agreed to pay a 7% royalty on annual sales of the PARA SHOTTM system to the seller, net of taxes and duties, up to a maximum of $10 million, subject to minimum annual royalty payments starting in 2022.

The minimum annual royalty payments are as follows:

Payment Date	Amount
April 29, 2026	$200,000
April 29, 2027	250,000
April 29, 2028	250,000
April 29, 2029	300,000
April 29, 2030	300,000
April 29, 2031	350,000
April 29, 2032	350,000
Total	$2,000,000

Historically the payment date has been treated as the anniversary of the closing date of the Purchase Agreement (“Agreement”) being the date when the consideration shares were issued.

The royalty payment obligation of the Agreement will expire in 20 years unless terminated earlier under the terms set out in the Agreement. At its sole discretion, the Company may terminate this Agreement for convenience, including if market conditions for sales of the PARA SHOTTM system become unfavorable subject to 60 day’s prior written notice. Upon termination, the Company will be fully released and discharged by the seller for any future royalties. In return, the Company will return all intellectual property rights relating to the PARA SHOTTM system.

The fair value of the minimum royalty payments was determined based on the income approach, specifically discounted cash flows, using a discount rate of 13.7% per annum at the time the agreement was entered into. Using the effective interest rate method the Company is accreting this liability over time up to the principal amount owed.

During the year ended September 30, 2025, the Company recorded $168,874 of accretion cost relating to the discounted minimum royalty payments, which is included in net finance costs in the consolidated statements of net loss and comprehensive loss (2024 - $180,965, 2023 - $170,373). As at September 30, 2025, $1,287,009 of accrued royalties liability was outstanding (2024 - $1,318,135, 2023 - $1,287,170).

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

11.Related party transactions

Key management personnel compensation

Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of DEFSEC directly or indirectly, including any of Company’s directors (executive and non-executive).

Key management personnel compensation comprised the following:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2025	2024	2023
Wages and benefits	$1,984,172	$907,288	$505,026
Consulting fees	540,000	397,500	628,264
Directors compensation	250,000	228,387	130,000
Share-based compensation	74,394	126,314	167,027
Total	$2,848,566	$1,659,489	$1,430,317

The consulting fees relate to compensation to our Chairman, via his private corporation, DEFSEC Corp.

Following September 30, 2024, the Board of Directors approved special bonuses for the Named Executive Officers totalling $616,750, in recognition of three major achievements completed in November 2024. This bonus was paid in fiscal 2025. As at September 30, 2025, the Company has $722,500 of accrued bonuses under the board of directors approved annual incentive plan. This amount was subsequently approved by the board of directors and paid out in December 2025. Both the 2024 special bonus and 2025 annual bonus are included in the table above within the wages and benefits and consulting fees.

At September 30, 2025, there was $791,946 (2024 - $471,465) outstanding in accounts payable and accrued liabilities due to Company’s officers and directors for unpaid wages, accrued bonuses, accrued vacation, and expense reimbursements.

On November 11, 2024, The Company issued 119,047 Common Shares at a deemed price per Common Share of $0.84 per share, representing a 20% discount on the closing price of the Shares on the TSXV for settlement for reimbursement of business expenses incurred while representing the Company in an aggregate amount of $100,000 owed to a company controlled by Mr. David Luxton, Chairman of the Company.

12.Borrowings

RBC Credit Facility

The Company maintains corporate credit cards for its key employees with Royal Bank of Canada (“RBC”). To provide security, the Company entered into a cash collateral agreement for $47,500 (2024 - $30,000) and a general security agreement providing a first lien on all assets. The $47,500 (2024 - $30,000) was invested in a short-term guaranteed investment certificate.

13.Lease obligation

The Company is current entered into three lease contracts which expire on April 30, 2026, October 31, 2026, and May 31, 2031, respectively. The Company has included renewal options in the lease term where it is reasonably certain to exercise the renewal option.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

On June 2, 2025, the Company entered into a new office lease with an expiry date of May 31, 2031, and an option to renew for an additional five-year term. The agreement included a rent-free period from June 2, 2025, to May 31, 2026, as a lease inducement. In determining the value of the lease obligation the Company has included the renewal option for the lease as the Company is expecting to renew at expiry. In determining the value of the lease obligation the Company has used an estimated incremental borrowing rate of 10.7%. In addition to rent included in the lease obligation, the Company is also required to pay additional rent of $269,681 per year beginning in June 2026, which will be recorded on the consolidated statements of net loss and comprehensive loss as incurred.

In fiscal 2025, the Company transferred an office to another lessor and recorded a disposal of the lease obligation as well as the right-of-use asset.

The following table presents the movement in Company’s lease obligation for the respective periods:

Offices
Balance at September 30, 2023	$429,523
Additions	—
Lease payments (including interest)	(197,651)
Interest expense	70,351
Balance at September 30, 2024	$302,223
Additions	1,149,676
Lease payments (including interest)	(172,153)
Interest expense	78,909
Disposal	(55,205)
Balance at September 30, 2025	$1,303,450
Current portion	188,907
Non-current portion	1,114,543
Balance at September 30, 2025	$1,303,450

The following table presents the contractual undiscounted cash flows for the lease obligations:

	September 30,	September 30,
	2025	2024
Less than one year	$169,053	$206,828
One to five years	1,031,576	154,445
Five years and beyond	1,049,591	—
Total	$2,250,220	$361,273

14.Contract liabilities

The following table presents the changes in contract liabilities:

	September 30,	September 30,
	2025	2024
Balance, beginning of fiscal year	$120,571	$120,970
Amounts invoiced and revenue deferred	6,471	108,573
Recognition of deferred revenue included in the balance at the beginning of the year	(119,371)	(108,972)
Balance, end of fiscal year	$7,671	$120,571

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

15.Warrant liabilities

The following table shows a breakdown and balance of warrant liabilities at September 30, 2025:

	U.S IPO and Canadian Offerings		Private Placement		Debt Settlement	Direct Offering	Direct Offering
		Over-					Public
		allotment		Pre-Funded			Offering
	2022 Warrants	Warrants	2023 Warrants	Warrants	Warrants	Warrants	Nov’24	Total
Balance, beginning of year	$65,765	$7,644	$60,373	$31,338	$1,145	$681,030	$—	$847,295
Initial recognition	—	—	—	—	—	—	4,770,722	4,770,722
Exercised	—	—	—	—	—	—	(779,578)	(779,578)
Gain (Loss) on revaluation of financial instruments	112,054	(7,644)	(64,314)	(29,959)	1,990	(699,473)	(714,912)	(1,402,258)
Exchange (gain) loss on revaluation	2,289	—	3,941	90	—	44,696	25,693	76,709
Extinguish Warrant Liability/Transfer to equity	—	—	—	—	—	—	(3,301,925)	(3,301,925)
Balance, end of year	$180,108	$—	$—	$1,469	$3,135	$26,253	$—	$210,965
Number of outstanding securities at September 30, 2025(1)	3,226,392	—	1,542,194	151,734	56,141	4,715,000	—	9,691,461

(1) Number of outstanding securities have not been adjusted for the share consolidations discussed in Note 1 (b) and (c)

The following table shows a breakdown and balance of warrant liabilities at September 30, 2024:

	U.S IPO and Canadian Offerings			Private Placement		Debt Settlement	Public Offering	Direct Offering
		Over-allotment	Over-
		Pre-Funded	allotment		Pre-Funded		Pre-Funded
	2022 Warrants	Warrants	Warrants	2023 Warrants	Warrants	Warrants	Warrants	Warrants	Total
Balance, beginning of year	$1,042,538	$414,334	$121,173	$798,573	$1,940,914	$18,141	$—	$—	$4,335,673
Initial recognition	—	—	—	—	—	—	708,054	647,039	1,355,093
Exercised	—	(119,257)	—	—	(829,720)	—	(820,649)	—	(1,769,626)
Gain (Loss) on revaluation of financial instruments	(973,396)	(295,186)	(113,022)	(728,282)	(1,069,466)	(16,996)	104,227	44,553	(3,047,568)
Exchange (gain) loss on revaluation	(3,377)	109	(507)	(9,918)	(10,390)	—	8,368	(10,562)	(26,277)
Balance, end of year	$65,765	$—	$7,644	$60,373	$31,338	$1,145	$—	$681,030	$847,295
Number of outstanding securities at September 30, 2024(1)	3,226,392	—	375,000	1,542,194	151,734	56,141	—	4,715,000	10,066,461

(1) Number of outstanding securities have not been adjusted for the share consolidations discussed in Note 1(b) and (c)

U.S. IPO and Canadian Offering

On December 9, 2022, the Company closed an underwritten U.S. public offering (the “U.S. IPO”) and an underwritten Canadian offering (the “Canadian Offering”) for aggregate gross proceeds of CAD$19.4 million (US$14.1 million) (see Note 16(a)). As part of the U.S. IPO and Canadian Offering, the Company issued 3,226,392 warrants (the “2022 Warrants”) with an exercise price of US$1,050.00 per share. The warrants have a conversion ratio of 210 warrants for one common share. Additionally, the U.S. underwriter exercised its over-allotment option to purchase:

●	199,000 Pre-Funded Warrants with an exercise price of US$2.10 per share for $3.81 per pre-funded warrant (net of underwriter discount); and
●	375,000 warrants with exercise price of US$1,050.00 per share for $1.42 per warrant.

Refer to Note 16(a) for further information on the U.S. IPO and Canadian Offering.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

In accordance with IFRS, the above securities are classified as financial liabilities (referred herein as “warrant liabilities”) because the exercise price is denominated in U.S. dollars, which is different to Company’s functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL (see Note 3(b)). Gains on revaluation of the warrant liabilities are presented in Other income (expenses) on the consolidated statements of net loss and comprehensive loss.

Warrant liabilities

While the warrants issued in the U.S. IPO were listed on Nasdaq and closed at US$9.00 per warrant on December 9, 2022, management concluded that this closing price was not reflective of an active market due to the short trading window and therefore not representative of fair value. Accordingly, at inception, the 2022 Warrants were measured at fair value using the Black Scholes option pricing model (Level 2). The Company used the following assumptions:

		Over-
		allotment Pre-	Over-
	2022	Funded(2)	allotment
	Warrants(1)	Warrants	Warrants(3)
Number of dilutive securities	3,282,533	199,000	375,000
Exercise price (in USD)	$5.00	$0.01	—
Share price (in USD)	$867.30	$646.80	—
Expected life	2.5	—	—
Dividend	$—	—	—
Volatility	75%	—	—
Risk free rate	4.20%	—	—
Exchange (USD/CAD)	1.363		—
Fair value per warrant (CAD)	$1.43	$4.18	$1.43
(1)	Includes debt settlement warrants.
(2)	Fair value is measured at the underlying common share closing price on Nasdaq on December 9, 2022, less US$0.01 exercise price.
(3)	Same fair value as calculated for Warrants.

The share price (in USD) for the over-allotment pre-funded warrants was based on the estimated fair value of the common shares issued on December 9, 2022, by deducting the fair value of 210 warrants of US$220.05 from the US$867.30 Unit price and the exercise price of US$2.10 (see Note 16(a)).

Based on the above fair value, the issuance of the over-allotment pre-funded warrants and warrants to the underwriter resulted in a non-cash charge of $251,877, which is included in the change in fair value of warrant liabilities in the consolidated statements of net loss and comprehensive loss.

During fiscal year 2024, the 199,000 pre-funded warrants were fully exercised for 952 common shares at a weighted average price of US$2.10 per share (2023 – nil).

During fiscal year 2025, the 375,000 over allotment warrants expired.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

At September 30, 2025, the fair value of these warrants was determined using the following assumptions:

2022
Warrants(1)
Number of securities	3,282,533
Exercise price (in USD)	$0.0401
Exchange (USD/CAD)	1.3921
Fair value per warrant (CAD)	$0.06
(1)	Fair value is based on the Nasdaq closing pricing on September 30, 2025, for the warrants.

At September 30, 2024, the fair value of these warrants was determined using the following assumptions:

		Over-
	2022	allotment
	Warrants(1)	Warrants(1)
Number of securities	3,282,533	375,000
Exercise price (in USD)	$0.015	0.015
Exchange (USD/CAD)	1.3499	1.3499
Fair value per warrant (CAD)	$0.02	$0.02

(1)Fair value is based on the Nasdaq closing pricing on September 30, 2024, for the warrants.

December 2022 Debt Settlement

On December 13, 2022, the Company entered into a share for debt arrangements with existing lenders (see Note 16(a)), which resulted in issuing 267 Units, same terms as the Units issued in the Canadian Offering except that the underlying securities are subject to a four-month hold period. Accordingly, this resulted in issuing 267 common shares and 56,141 warrant liabilities with an exercise price of US$1,050.00 per share and maturing on December 13, 2027. The warrants have a conversion ratio of 210 warrants for one common share. The Company initially recorded the fair value of the warrant liabilities using the Black Scholes option pricing model with an underlying stock price equivalent to the unit price of US$867.30.

At September 30, 2025, the Company remeasured the fair value of these warrant liabilities using the Nasdaq closing price on September 30, 2025, of US$0.0401 (2024 – US$0.0151). The remeasurement resulted in a change in fair value of warrant liabilities of $1,990 for the year ended September 30, 2025 (2024 - $16,996, 2023 - $62,476), which was reported in the consolidated statements of net loss and comprehensive loss.

Private Placement (July 2023)

On July 21, 2023, the Company closed an underwritten U.S. private placement for gross proceeds of CAD$7.4 million (US$5.59 million) (see Note 16(a)). As part of the private placement, 1,542,194 warrants were issued (the “2023 Warrants”) with an exercise price of US$558.60 per share. Additionally, 930,548 pre-funded Warrants with an exercise price of US$0.21 per share for US$2.26 per pre-funded warrant were issued.

Refer to Note 16(a) for further information on the private placement.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

Under IFRS, the above securities are classified as financial liabilities (referred herein as “warrant liabilities”) because the exercise price is denominated in U.S. dollars, which is different from Company’s functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL (see Note 3(b)). Gains on revaluation of the warrant liabilities are presented in other income (expenses) on the consolidated statements of net loss and comprehensive loss.

Warrant liabilities

The 2023 warrants issued in the private placement were not listed on Nasdaq and does not represent an active market Level 1 input. Accordingly, at inception, the 2023 Warrants were measured at fair value using the Black Scholes option pricing model (Level 2), using the following assumptions:

	2023	Pre-Funded
	Warrants	Warrants(1)
Number of dilutive securities	1,542,194	930,548
Exercise price (in USD)	$2.66	$0.001
Share price (in USD)	$436.80	$436.80
Expected life	2.5
Dividend	$—
Volatility	67%
Risk free rate	4.44%
Exchange (USD/CAD)	1.321	1.321
Fair value per warrant (CAD)	$0.99	$1.98
(1)

Fair value is measured at the underlying common share closing price on Nasdaq on July 21, 2023, less US$0.21 exercise price per share. The share price is based on the historical share price adjusted for the 2024 and 2025 Reverse Split.

The share price (in USD) of the pre-funded warrants was based on the estimated fair value of the common shares issued on July 21, 2023, by deducting the fair value of the warrants of US$157.50 from the US$474.60 Unit price and the exercise price of US$0.21 (see Note 16(a)). The warrants have a conversion ratio of 210 warrants for one common share.

During fiscal year 2025, none of these July 2023 warrants were exercised (2024 – 778,814 at US$0.21 weighted average exercise price.

At September 30, 2025, the fair value of these warrants was determined using the following assumptions:

	2023	Pre-Funded
	Warrants(1)	Warrants(2)
Number of dilutive securities	1,542,194	151,734
Exercise price (in USD)	$2.60	$0.001
Nasdaq closing price (in USD)	$—	$0.017
Black Scholes fair value (in USD)	$—	—
Volatility	101%	—
Risk free rate	2.44%	—
Exchange (USD/CAD)	1.3921	1.3921
Fair value per warrant (CAD)	$—	$0.01
(1)	Fair value is based on the Black Scholes model on September 30, 2025, for the warrants
(2)

Fair value is measured at the Nasdaq closing price on September 30, 2024, for the underlying common stock less US$0.21 exercise price per share. The share price is based on the historical share price adjusted for the 2024 and 2025 Reverse Split.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

US Public Offering (April 2024)

On April 9, 2024, the Company closed an underwritten U.S. public offering for gross proceeds of CAD$1.4 million (US$1 million) (see Note 16(a)). In this offering, 803,500 pre-funded Warrants with an exercise price of US$0.21 per share for US$0.649 per pre-funded warrant were issued. The warrants have a conversion ratio of 210 warrants for one common share.

Refer to Note 16(a) for further information on the offering.

Under IFRS, the above securities are classified as financial liabilities (referred herein as “warrant liabilities”) because the exercise price is denominated in U.S. dollars, which is different to Company’s functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL. Gains on revaluation of the warrant liabilities are presented in other income (expenses) on the consolidated statements of net loss and comprehensive loss.

Warrant liabilities

In fiscal 2024, all 803,500 warrants were subsequently exercised at a weighted average exercise price of US$0.21 per common share. The warrants have a conversion ratio of 210 warrants for one common share.

US Registered Direct Offering (August 2024)

On August 13, 2024, the Company closed a direct offering for the purchase and sale of 22,452 common shares at a purchase price of US$42.00 per common share for gross proceeds of CAD$1.3 million (US$0.9 million) (see Note 16(a)). In a concurrent private placement, the Company issued unregistered warrants to purchase up to 22,452 common shares at an exercise price of US$52.50. This was a unit offering consisting of a share and a warrant. The fair value of the warrants attached to the units were valued based on the Black-Scholes model and the difference between the proceeds raised and the value assigned to the warrants is the residual fair value of the shares.

Refer to Note 16(a) for further information on the offering.

Under IFRS, the above securities are classified as financial liabilities (referred herein as “warrant liabilities”) because the exercise price is denominated in U.S. dollars, which is different to Company’s functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL. Gains on revaluation of the warrant liabilities are presented in other income (expenses) on the consolidated statements of net loss and comprehensive loss.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

Warrant liabilities

At September 30, 2025, the fair value of these warrants was determined using the following assumptions:

2024 Warrants(1)
Number of securities	4,715,000
Exercise price (in USD)	$0.25
Nasdaq closing price (in USD)	$0.017
Black Scholes fair value (in USD)	$—
Volatility	100%
Risk free rate	2.65%
Exchange (USD/CAD)	1.329
Fair value per warrant (CAD)	$0.01
(1)	Fair value is based on the Black Scholes model on September 30, 2025, for the warrants

U.S. Public Offering (November 2024)

On November 1, 2024, the Company announced the closing of a public offering of 3,810 common shares and 3,809,000 pre-funded warrants (“PFW”) at a public offering price of $26.25 (US$18.90) per common share and $1.25 (US$0.90) per pre-funded warrant. The gross proceeds from the offering were $4.9 million (US$3.5 million). The fair value of the pre-funded warrants on initial recognition was $1.249, which is the purchase price less the per warrant exercise price of $0.001.

Refer to Note 16(a) for further information on the offering and to Note 1(b) and (c) for further information on the share consolidations.

Under IFRS, the pre-funded warrants are classified as financial liabilities (referred herein as “warrant liabilities”) because the exercise price is denominated in U.S. dollars, which is different from Company’s functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL. Gains on revaluation of the warrant liabilities are presented in other income (expenses) on the Consolidated Statements of Net Loss and Comprehensive Loss.

Warrant liabilities

639,000 pre-funded warrants were subsequently exercised at a weighted average exercise price of US$0.021 per common share. On November 12, 2024, the Company converted the remaining 3,170,000 pre-funded warrants to CAD denomination which led to the transfer of pre-funded warrants to equity and extinguishing the related warrant liability. On November 12, 2024, the Company recognized a gain of $689,219 in the change in fair value of warrant liabilities, before reclassifying the pre-funded warrants to equity, which was reported in the Consolidated Statements of Net Loss and Comprehensive Loss.

16.Share capital and Contributed Surplus

As disclosed in Note 1(b) and Note 1(c), the Reverse Splits have been applied retrospectively herein.

(a)Share Capital

Authorized

DEFSEC is authorized to issue an unlimited number of common shares.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

Issued Common Shares:

	September 30, 2025		September 30, 2024		September 30, 2023
	Number	Amount	Number	Amount	Number	Amount
Balance, beginning of year	75,200	$37,822,725	26,744	$33,379,110	3,682	$19,496,640
Issued for U.S. IPO and Canadian Offering	—	—	—	—	15,363	13,675,120
Issued in private placement	50,248	371,154	—	—	7,343	3,050,316
Issued for debt settlements	5,669	100,000	222	97,615	267	233,485
Issued for U.S. public offerings	676,894	3,271,209	39,761	3,608,154	—	—
Issued for conversion of share units	—	—	—	—	67	529,504
Issued for exercise of warrants	588,310	6,234,156	8,473	1,771,239	17	60,000
Issued for exercise of stock options	—	—	—	—	5	5,836
Less: share offering costs for the year	—	(795,253)	—	(1,033,393)	—	(3,671,791)
Balance, end of year	1,396,321	$47,003,991	75,200	$37,822,725	26,744	$33,379,110

2025 Activities

Public Offering (July 2025)

On July 25, 2025, the Company issued 673,084 common shares and 86,795 pre-funded warrants, with an exercise price of $0.001, of the Company as part of a public offering, together with common share purchase warrants to purchase up to 759,879 common shares at a combined public offering price of $8.955 per share or pre-funded warrant and accompanying warrant for gross proceeds of $6.8 million. The warrants have an exercise price of $10.52 per share, are exercisable upon issuance and expire five years following the date of issuance.

The fair value of the July 2025 common share purchase warrants was calculated using the Black Scholes model, with the following assumptions:

Initial Recognition
Number of warrants	759,879
Stock price	$6.16
Exercise price	$10.52
Volatility	101%
Dividend yield	Nil
Risk free rate	3.03%
Expected life (in years)	5
Fair value per warrant	$4.24

Subsequent to the issuance, 55,530 pre-funded warrants were exercised at an exercise price of $0.001.

Brokers’ Compensation and Share Issuance Costs

In connection with the July 2025 Offering, Wainwright was granted a tail obligation resulting in earning 7.5% on any equity financing raised from investors introduced to the Company as part of the offering. The July 2025 offering fell within the scope of the tail obligation and resulted in a payment of $489,868, representing 7.5% of the gross proceeds, within the scope of the tail obligation, to Wainwright upon closing of the transaction.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

As compensation for services rendered, Wainwright or its designees was granted 56,991 warrants (“July 2025 Broker Warrants”) equal to 125% of the offering price per share. The July 2025 Broker Warrants are immediately exercisable and entitle the holder to acquire common shares on a one for one basis. The July 2025 Broker Warrants have an exercise price of $11.19 per common share for a period of 60 months following the closing of the July 2025 offering.

The fair value of the July 2025 Broker Warrants at the closing of the July 2025 offering was $238,735 calculated using the Black Scholes model.

The share issuance costs related to the July 2025 recognized in equity were $1,402,227, inclusive of the July 2025 Broker Warrants.

The fair value of the July 2025 Placement Agent Brokers’ warrants was calculated using the Black Scholes model, with the following assumptions:

Initial Recognition
Number of warrants	56,991
Stock price	$6.16
Exercise price	$11.19
Volatility	101%
Dividend yield	Nil
Risk free rate	3.03%
Expected life (in years)	5
Fair value per warrant (CAD)	$4.19

Private Placement (February 2025)

On February 21, 2025, and February 25, 2025, the Company closed the first and second tranche, respectively, of a brokered private placement offering for aggregate gross proceeds of approximately $3.7 million (the “February 2025 PP”).

As part of the February 2025 PP, the Company issued 50,248 common shares and 2,884,179 pre-funded warrants to acquire one common share of the Company. The common shares and pre-funded warrants had a no-par value per share at a price of $19.488 per common share and $0.928 per pre-funded warrant, inclusive of the exercise price of $0.021 per common share. Each common share and pre-funded warrant were bundled with one common share purchase warrant (“February 2025 Common Warrant”) of the Company. Each February 2025 Common Warrant is immediately exercisable and entitles the holder to acquire one common share for every 21 February 2025 Common Warrant exercised at an exercise price of $24.36 per common share for a period of 60 months following the closing of the February 2025 PP. Although the common shares and pre-funded warrants are each bundled with a February 2025 Common Warrant, each security is issued separately. Since the instruments were bundled, the Company bifurcated the fair value based on the residual method to determine the fair value of each security. The Black Scholes model was used to determine the fair value of the underlying February 2025 Common Warrant and the remainder of the purchase price was allocated to the common share or pre-funded warrant, resulting in a fair value of the first and second tranche of February 2025 Common Warrants was $0.58 and $0.55, respectively. The common shares had a fair value of $7.308 per share and the pre-funded warrants had a fair value of $0.348 per warrant.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

The fair value of the February 21, 2025, warrants was calculated using the Black Scholes model, with the following assumptions:

February 21 Tranche	Initial Recognition
Number of warrants	3,787,879
Stock price	$0.80
Exercise price	$1.16
Volatility	104%
Dividend yield	Nil
Risk free rate	2.76%
Expected life (in years)	5
Fair value per warrant	$0.58

The fair value of the February 25, 2025, warrants was calculated using the Black Scholes model, with the following assumptions:

February 25 Tranche	Initial Recognition
Number of warrants	151,515
Stock price	$0.77
Exercise price	$1.16
Volatility	104%
Dividend yield	Nil
Risk free rate	2.65%
Expected life (in years)	5
Fair value per warrant	$0.55

The 2,884,179 pre-funded warrants were subsequently exercised into 137,342 common shares at an exercise price of $0.001 per warrant, for total proceeds of $2,884 in fiscal 2025.

Brokers’ Compensation and Share Issuance Costs

In connection with the February 2025 Offering, Wainwright was also granted a tail obligation resulting in earning 7.5% on any equity financing raised from investors introduced to the Company as part of the offering. The February 2025 PP fell mostly within the scope of the tail obligation and resulted in a payment of $244,128 representing 7.5% of the gross proceeds, within the scope of the tail obligation, to Wainwright upon closing of the transaction.

ThinkEquity acted as sole placement agent for the Offering. As compensation for services rendered, the Company (i) paid to ThinkEquity, at the closing of the February 2025 PP, a cash fee equal to $274,182, representing 7.5% of the aggregate gross proceeds of the February 2025 PP; and (ii) issued to ThinkEquity or its designees 196,970 warrants (“February 2025 Placement Agent Warrants”) equal to 105% of the common shares and 5% of the pre-funded warrants sold in the February 2025 PP. The February 2025 Placement Agent Warrants are immediately exercisable and entitle the holder to acquire one common share for every 21 warrants. The February 2025 Placement Agent Warrants exercised at an exercise price of $24.36 per common share for a period of 60 months following the closing of the February 2025 PP.

The fair value of the February 2025 Placement Agent Warrants at the closing of the February 2025 PP was $114,046, calculated using the Black Scholes model.

The share issuance costs related to the February 2025 PP recognized in equity were $927,219, inclusive of the February 2025 Placement Agent Warrants.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

The fair value of the February 25, 2025, February 2025 Placement Agent Warrants Brokers’ warrants was calculated using the Black Scholes model, with the following assumptions:

February 25 Tranche	Initial Recognition
Number of warrants	189,394
Stock price	$0.80
Exercise price	$1.16
Volatility	104%
Dividend yield	Nil
Risk free rate	2.76%
Expected life (in years)	5
Fair value per warrant (CAD)	$0.58

The fair value of the February 25, 2025, Brokers’ warrants was calculated using the Black Scholes model, with the following assumptions:

February 25 Tranche	Initial Recognition
Number of warrants	7,576
Stock price	$0.77
Exercise price	$1.16
Volatility	104%
Dividend yield	Nil
Risk free rate	2.65%
Expected life (in years)	5
Fair value per warrant (CAD)	$0.55

U.S. Public Offering (November 2024)

On November 1, 2024, the Company announced the closing of a public offering of 3,810 common shares and 3,809,000 pre-funded warrants at a public offering price of $26.25 (US$18.90) per common share and $1.25 (US$0.90) per pre-funded warrant (the “November 2024 Offering”). The gross proceeds from the offering were approximately $4.9 million (US$3.5 million), before deducting placement agent fees of $1.974 (US$1.4175) per common share and $0.094 (US$0.0675) per pre-funded warrant (being an aggregate of $365,726 (US$262,508) or 7.5% of the public offering price of the securities). In addition, the Company issued to the placement agent as compensation for its services 194,450 common share purchase warrants with an exercise price of $32.907 (US$23.625) per common share.

On November 12, 2024, we amended the pre-funded warrants whereas the exercise price of the warrants, along with all the other settlement amounts, were amended to be denominated in CAD currency, which is consistent with the Company’s functional and presentation currency. As a result, the Company has reclassified the remaining unexercised pre-funded warrants as equity instruments under IAS 32. This resulted in a transfer of $3,301,925 from warrant liabilities to equity warrants. The amendments effectively remove the cashless exercise option and ensure settlement in CAD, thereby meeting the criteria for equity classification. We also applied IFRIC 19 to appropriately derecognize the liabilities and recognize the equity effective November 12, 2024.

Accounting Treatment

Refer to Note 15 for the accounting of the warrants issued in the November 2024 Offering accounted for as warrant liabilities up to November 11, 2024.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

The remaining 3,170,000 pre-funded warrants were subsequently exercised at a weighted average exercise price of $0.021 per common share, for proceeds of $3,170, during fiscal 2025.

Brokers’ Compensation and Share Issuance Costs

In connection with the November 2024 Offering, Wainwright was also granted a tail obligation resulting in earning 7.5% on any equity financing raised from investors introduced to the Company as part of the offering. The November 1, 2024, financing fell entirely within the scope of the tail obligation and resulted in a payment of $362,618 (US$260,661), representing 7.5% of the $4.9 million (US$3.5 million) gross proceeds to Wainwright upon closing of the transaction.

ThinkEquity acted as the sole placement agent for the November 2024 Offering. As compensation for services rendered, the placement agent fees were $365,726 (US$262,508) or 7.5% of the public offering price of the securities). In addition, the Company issued to the placement agent as compensation for its services 194,450 common share purchase warrants with an exercise price of $32.907 (US$23.625) per common share. The warrants are exercisable upon issuance and have an expiry date of November 1, 2029. The shares offered as Brokers’ Compensation related to the November 2024 Offering were recognized in equity.

The fair value of the broker compensation warrants at the closing of the November 2024 Offering was $187,468, calculated using the Black Scholes model.

The share issuance costs related to the November 2024 Offering that were recognized in the consolidated statements of net loss and comprehensive loss was $1,807,686 and recognized in equity were $227,557, inclusive of the broker compensation warrants.

Initial Recognition
Number of warrants	194,450
Stock price (in USD)	$0.93
Exercise price (in USD)	$1.13
Volatility	103%
Dividend yield	Nil
Risk free rate	2.92%
Expected life (in years)	5
Exchange rate (USD/CAD)	$1.3932
Fair value per warrant (CAD)	$0.69

Debt Settlement (November 2024)

On November 11, 2024, we issued 5,669 common shares at a deemed price per common share of $17.64 per share, representing a 20% discount on the closing price of the Shares on the TSX Venture Exchange on the last trading day prior to the news release, for settlement of business expenses incurred while representing the Company in an aggregate amount of $100,000 owed to a company controlled by Mr. David Luxton, Chairman of the Company.

Private Placement (November 2024)

On November 12, 2024, the Company closed a brokered private placement offering to an institutional accredited investor for aggregate gross proceeds of approximately $3.4 million (approximately US$2.5 million) (the “November 2024 PP”).

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

As a part of the November 2024 PP, the Company issued 4,145,200 pre-funded warrants to acquire common shares of the Company on a basis of twenty-one warrants to one common share, with no par value at a price of $0.824 per pre-funded warrant, inclusive of the exercise price of $0.021 per common share. Each pre-funded warrant was bundled with one common share purchase warrant (“November 2024 Common Warrant”) of the Company. Each November 2024 Common Warrant was immediately exercisable on the basis of twenty-one warrants to one common share at an exercise price of $21.63 per common share for a period of 60 months following the closing of the November 2024 PP. Although the pre-funded warrants are each bundled with a November 2024 Common Warrant, each security is issued separately. Since the instruments were bundled the Company bifurcated the fair value based on the residual method to determine the fair value of each security. The Black Scholes model was used to determine the fair value of the underlying November 2024 Common Warrant, and the remainder of the purchase price was allocated to the pre-funded warrant, resulting in a fair value of the November 2024 Common Warrants of $0.765 and a fair value of $0.06 for the pre-funded warrants.

Initial Recognition
Number of warrants	4,145,200
Stock price (in CAD)	$1.00
Exercise price	$1.03
Volatility	103%
Dividend yield	Nil
Risk free rate	2.92%
Expected life (in years)	5
Fair value per warrant (CAD)	$0.765

In fiscal 2025, the 4,145,200 pre-funded warrants and 350,000 November 2024 Common Warrants were subsequently exercised into 197,391 and 16,667 common shares, respectively. The pre-funded warrants and the Common Warrants were converted at an exercise price is $0.0610 and $1.03, respectively for total proceeds of $880,000 in fiscal 2025.

Brokers’ Compensation and Share Issuance Costs

In connection with the November 2024 Offering, Wainwright was granted a tail obligation resulting in earning 7.5% on any equity financing raised from investors introduced to the Company as part of the offering. The November 12, 2024, financing fell entirely within the scope of the tail obligation and resulted in a payment of $259,534 (US$184,047), representing 7.5% of the $3.4 million (US$2.5 million) gross proceeds to Wainwright upon closing of the transaction.

ThinkEquity acted as sole placement agent for the Offering. As compensation for services rendered, the Company (i) paid to ThinkEquity, at the closing of the November 2024 PP, a cash fee equal of $274,027 (US$196,400), representing 8.0% of the aggregate gross proceeds of the November 2024 PP; and (ii) issued to ThinkEquity or its designees 207,260 warrants (“Placement Agent Warrants”) to purchase common shares on the basis of twenty-one warrants to one common share, equal to 5% of the pre-funded warrants sold in the November 2024 PP. The Placement Agent Warrants are immediately exercisable, and entitle the holder to acquire one common share at an exercise price of $21.63 per common share for a period of 60 months following the closing of the November 2024 PP.

The fair value of the Placement Agent Warrants at the closing of the November 2024 PP was $158,554, calculated using the Black Scholes model.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

The share issuance costs related to the November 2024 PP that were recognized in equity were $681,185, inclusive of the Placement Agent Warrants.

Initial Recognition
Number of warrants	207,260
Stock price (in CAD)	$1.00
Exercise price	$1.03
Volatility	103%
Dividend yield	Nil
Risk free rate	2.92%
Expected life (in years)	5
Fair value per warrant (CAD)	$0.765

2024 Activities

Debt Settlement (January 2024)

On January 10, 2024, the Company issued 222 common shares in a settlement of debt in an amount of approximately $97,615. The debt resulted from a tail obligation relating to services rendered by a third-party consultant, which the Company has elected to pay in common shares. The common shares issued pursuant to the Debt Settlement (signed October 31, 2023) were subject to a four-month hold period pursuant to applicable securities legislation and the policies of the TSX Venture Exchange.

US Public Offering (April 2024)

On April 9, 2024, the Company closed a brokered US public offering, resulting in the issuance of 3,500 common shares of DEFSEC, for aggregate gross proceeds of $1.4M (US$1.0M) (the “April 2024 Public Offering”).

As part of the April 2024 Public Offering, the Company issued 3,500 common shares and 803,500 pre-funded warrants with an exercise price of $0.21 (“Pre-funded Warrants”) at a public offering price of $184.80 (US$136.50) per share and $0.881 (US$0.649) per Pre-funded Warrant, less the underwriting discount. The warrants have a conversion ratio of 210 warrants for one common share.

Brokers’ Compensation and Share Offering Costs

ThinkEquity acted as sole book-running manager for the April 2024 Public Offering. As compensation for services rendered, the placement agent fees represent $10.24 per unit (being an aggregate of $101,838 (US$75,002) or 7.5% of the public offering price of the securities). In addition, the Company issued 76,925 warrants to purchase 366 Common Shares (the “Placement Agent Warrants”), representing 5% of the Common Shares and Pre-Funded Warrants sold in the April 2024 Public Offering. The Placement Agent Warrants will be exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing date of the April 2024 Public Offering at an initial exercise price of $231.67 (US$170.63) per Common Share. The share offering costs related to the April 2024 Public Offering that was recognized in the consolidated financial statements of net loss and comprehensive loss was $339,324 and recognized in equity was $269,400.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

The fair value of the Placement Agent Warrants at the closing of the April 2024 Public Offering was $43,868, calculated using the Black Scholes model, and total share offering costs were $608,724.

Initial Recognition
Number of warrants	76,925
Stock price (in USD)	$156.45
Exercise price (in USD)	$0.81
Black Scholes fair value (in USD)	$0.42
Volatility	66%
Risk free rate	3.86%
Expected life	5
Exchange (USD/CAD)	1.3578
Fair value per warrant (CAD)	$0.57

The share price is based on the historical share price adjusted for the 2024 and 2025 Reverse Split.

US Public Offering (June 2024)

On June 14, 2024, the Company closed a brokered US public offering, resulting in the issuance of 13,809 common shares of DEFSEC, for aggregate gross proceeds of approximately $2.3M (US$1.7M) (the “June 2024 Public Offering”).

As a part of the June 2024 Public Offering, the Company issued 13,809 common shares at a public offering price of $168.00 (US$121.80) per share, less the placement agent fees.

Brokers’ Compensation and Share Offering Costs

ThinkEquity acted as sole book-running manager for the June 2024 Public Offering. As compensation for services rendered, the placement agent fees represent $9.14 per common share (being an aggregate of $173,469 (US$126,150) or 7.5% of the public offering price of the securities). In addition, the Company issued to the placement agent 145,000 common share purchase warrants with an exercise price of $210.00 (US$152.25) per Common Share, exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing date of the June 2024 Public Offering. The warrants have a conversion ratio of 210 warrants for one common share. All of the share offering costs related to the June 2024 Public Offering were recognized in equity.

The fair value of the broker compensation warrants at the closing of the June 2024 Public Offering was $61,213, calculated using the Black Scholes model, and total share offering costs were $384,509.

Initial Recognition
Number of warrants	145,000
Stock price (in USD)	$5.77
Exercise price (in USD)	$7.25
Black Scholes fair value (in USD)	$3.07
Volatility	66%
Dividend yield	Nil
Risk free rate	3.86%
Expected life	5
Exchange (USD/CAD)	1.3571
Fair value per warrant (CAD)	$0.42

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

US Registered Direct Offering (August 2024)

On August 13, 2024, the Company closed a registered direct offering for the purchase and sale of 22,452 common shares at a purchase price of $57.54 (US$42.00) per common share for gross proceeds of $1.4M (US$0.9M) (the “August 2024 Offering”). In a concurrent private placement, the Company issued unregistered warrants to purchase up to 471,500 common shares at an exercise price of $72.03 (US$52.50) per share that are immediately exercisable upon issuance and will expire five years following the date of issuance. The warrants have a conversion ratio of 210 warrants for one common share.

Brokers’ Compensation and Share Offering Costs

H.C. Wainwright & Co. acted as the exclusive placement agent for the August 2024 Offering. As compensation for services rendered, the placement agent fees were US$70,725 or 7.5% of the public offering price of the securities). In connection with the closing of the August 2024 Offering, the Company issued Wainwright or its designees warrants to purchase up to an aggregate of 1,683 common shares at an exercise price of US$52.50 per share, the warrants are exercisable upon issuance and have an expiry date of August 9, 2029. The shares offered as Brokers’ Compensation related to the August 2024 Offering were recognized in equity.

In connection with the August 2024 Offering, Wainwright was also granted a tail obligation resulting in earning 7.5% on any equity financing raised from investors introduced to the Company as part of the offering. The November 1, 2024, and November 12, 2024, financings fell entirely within the scope of the tail obligation and resulted in a payment of 7.5% of the gross proceeds to Wainright upon closing of those transactions.

The fair value of the broker compensation warrants at the closing of the August 2024 Offering was $28,632, calculated using the Black Scholes model. The share offering costs related to the August 2024 Offering that was recognized in the consolidated financial statements of net loss and comprehensive loss was $202,242 and recognized in equity was $281,869.

Initial Recognition
Number of warrants	353,625
Stock price (in USD)	$30.09
Exercise price (in USD)	$0.25
Black Scholes fair value (in USD)	$0.06
Volatility	91%
Dividend yield	Nil
Risk free rate	3.12%
Expected life	2.5
Exchange (USD/CAD)	1.3723
Fair value per warrant (CAD)	$0.08

2023 Activities

Share Consolidation

On October 28, 2022, the Company finalized the consolidation of Company’s common shares on the basis of one post-consolidation common share for every seventy pre-consolidation common shares issued and outstanding.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

U.S. IPO and Canadian Offering

On December 9, 2022, we closed the U.S. IPO and the Canadian Offering. In the U.S. IPO, we sold 11,904 common shares and 2,500,000 warrants at a public offering price of US$867.30 per common share and $4.13 per warrant. The warrants have a per share exercise price of US$1,050.00 and can be exercised immediately. The warrants have a conversion ratio of 210 warrants for one common share. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 199,000 pre-funded common share purchase warrants (“Pre-Funded Warrants”) at US$4.12 (before underwriter discount) and 375,000 option warrants to purchase common shares at US$0.021 each. The warrants have a conversion ratio of 210 warrants for one common share. A Pre-Funded Warrant is a financial instrument that requires the holder to pay little consideration (exercise price of US$2.10 per share) to receive the common share upon exercise of the Pre-Funded Warrant (see Note 15). The holder of Pre-Funded Warrants has no voting rights. All of these warrants expire on December 9, 2027.

In the Canadian Offering, we sold 3,459 common shares and 726,392 warrants at a price to the public of US$867.30 per common share and $4.13 per warrant. The warrants will have a per common share exercise price of US$1,050.00, are exercisable immediately and expire in five years on December 9, 2027. The warrants have a conversion ratio of 210 warrants for one common share. Effective May 1, 2023, the warrants are listed on the TSX-V under the stock symbol of DFSC.WT.U.

The closing of the U.S. IPO and Canadian Offering resulted in aggregate gross proceeds of $19.4 million (US $14.1 million), before deducting underwriting discounts and offering expenses.

The common shares of DEFSEC and the Warrants sold in the U.S. IPO began trading on the Nasdaq Capital Market under the symbols “DFSC” and “DFSCW”, respectively, on December 7, 2022.

ThinkEquity acted as sole book-running manager for the U.S. IPO and PI Financial acted as sole book-running manager for the Canadian Offering.

Accounting Treatment

Refer to Note 15 for the accounting of the warrants issued in the U.S. IPO and Canadian Offering and the July 2023 Private Placement accounted for as warrant liabilities.

The U.S. underwriter warrants as well as the Canadian broker options from the U.S. IPO and Canadian Offering, 134,950 warrants and 50,848 warrants respectively, were accounted for as equity on initial recognition. The U.S. underwriter warrants from the July 2023 Private Placement, 123,637 warrants, was accounted for as equity on initial recognition.

Brokers’ Compensation and Share Offering Costs

As consideration for the services provided in connection with the U.S. IPO, ThinkEquity received: (a) a broker-dealer cash commission of US$835,000 (or CAD$1,138,105) equal to 7.5% of the gross offering proceeds of the U.S. Offering; and (b) underwriter warrants (the “U.S. Underwriter Warrants”) to purchase up to 642 common shares equal to 5% of the common shares and pre-funded common share purchase warrants issued under the U.S. Offering. 14,700 U.S. Underwriter Warrants are exercisable to acquire one common share at a price of US$1,084.13 per share, exercisable as of June 4, 2023, and expiring on December 9, 2027.

As consideration for the services provided in connection with the Canadian Offering, PI Financial received: (a) a cash commission of approximately US$210,000 (or CAD$286,230); and (b) 50,848 compensation options (the “Canadian Compensation Options”). Each Canadian Compensation Option is exercisable to acquire one Canadian Unit at a price of US$867.30 per share and expiring on December 9, 2024.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

In addition to the above brokers’ compensation, we also incurred US$2.1 million of share offering costs (or CAD$2.8 million) for the U.S. IPO and Canadian Offering, of which CAD$628,262 was incurred and deferred at September 30, 2022.

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

Shares for Debt Settlement (December 2022)

We entered into share for debt arrangements with existing lenders, which closed on December 13, 2022, following TSXV’s conditional approval. This resulted in issuing 267 Units to settle $12,000 of the March 2022 Loans and USD$223,321 (or CAD$302,197) of the August 2022 Loans, including unpaid accrued interest and 10% premium at maturity (the “Debt Settlements”). The terms of the Units are the same as the Units issued in the Canadian Offering.

Private Placement (July 2023)

On July 21, 2023, the Company closed a brokered private placement, resulting in the issuance of 7,343 common shares of DEFSEC, for aggregate gross proceeds of USD$5,588,397 (approximately CAD$7.4M) (the “July 2023 Offering”).

As part of the July 2023 Offering, the Company issued 7,343 common shares at a price of US$474.60 (CAD$625.80) per common share (each a “Common Share”) and 930,548 pre-funded warrants at price of US$2.26 (CAD$2.98) per pre-funded warrant (each a “Pre-funded Warrant”). Each Common Share and Pre-funded Warrant being bundled with one common share purchase warrant of the Company (each a “Common Warrant”). For every 210 Pre-funded Warrants the holder is entitled to acquire one Common Share at an exercise price of US$0.21 per Common Share, and each Common Warrant is immediately exercisable and 210 Common Warrants entitles the holder to acquire one Common Share at an exercise price of US$558.60 (CAD$735.00) per Common Share for a period of 60 months following the closing of the July 2023 Offering. Although the Common Shares and Pre-funded Warrants are each bundled with a Common Warrant, each security is issued separately.

Brokers’ Compensation and Share Offering Costs

ThinkEquity acted as sole placement agent for the Offering. As compensation for services rendered, the Company paid to ThinkEquity a cash fee of $475,013.14 representing 8.5% of the aggregate gross proceeds of the Offering and issued 123,367 warrants to purchase a 587 Common Shares (the “Placement Agent Warrants”), representing 5% of the Common Shares and Pre-Funded Warrants sold in the Offering. The Placement Agent Warrants will be exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing date of the Offering at an initial exercise price of US$558.60 (CAD$735.00) per Common Share.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

(b)Warrants

The following reflects the warrant activities:

	September 30, 2025		September 30, 2024
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
Balance, beginning of year	11,600,589	$3.04	15,507,862	$2.24
Issued	20,425,318	0.50	6,094,050	0.32
Exercised	(11,243,900)	0.09	(1,781,323)	0.00
Expired	(575,000)	5.01	(8,220,000)	0.21
Balance, end of year	20,207,007	$2.45	11,600,589	$3.04
Exercisable, end of year	20,207,007	$2.45	11,475,598	$3.07

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

The following table provides additional information on the total outstanding warrants at September 30, 2025:

			Conversion
			ratio to
	Exercise	Number	Common	Underlying
	Price	outstanding	Shares	Securities	Book value	Expiry Date
Classified as Equity:
LEC’s Warrants	CAD$0.70	500,000	14,700 for 1	34	$425,000	April 29, 2026
December 2022 U.S. Underwriter Warrants	US$5.1625	134,950	210 for 1	643	189,592	December 9, 2027
July 2023 U.S. Underwriter Warrants	US$2.66	123,637	210 for 1	589	204,187	July 21, 2028
April 2024 U.S. Underwriter Warrants	US$0.8125	76,925	210 for 1	366	43,869	April 9, 2029
June 2024 U.S. Underwriter Warrants	US$0.725	145,000	210 for 1	690	61,213	June 14, 2029
August 2024 U.S. Underwriter Warrants	US$0.25	353,625	210 for 1	1,684	28,826	August 9, 2029
November 2024 U.S. Underwriter Warrants	US$1.125	194,450	21 for 1	9,260	187,468	November 1, 2029
November 2024 Private Placement Warrants	US$1.03	3,795,200	21 for 1	180,724	2,903,328	November 11, 2029
November 2024 PP Underwriter Warrants	US$1.03	207,260	21 for 1	9,870	158,554	November 11, 2029
February 21, 2025 PP Warrants	CAD$1.16	3,787,879	21 for 1	180,375	2,196,970	February 21, 2030
February 21, 2025 PP Underwriter Warrants	CAD$1.16	189,394	21 for 1	9,019	109,991	February 21, 2030
February 25, 2025 PP Warrants	CAD$1.16	151,515	21 for 1	7,215	83,939	February 25, 2030
February 25, 2025 PP Underwriter Warrants	CAD$1.16	7,576	21 for 1	361	4,197	February 25, 2030
July 2025 Public Offering Warrants	CAD$10.52	759,879	1 for 1	759,879	3,129,057	July 25, 2030
July 2025 Prefunded Warrants	CAD$0.001	31,265	1 for 1	31,265	29,667	July 25, 2030
July 2025 Broker Warrants	CAD$10.52	56,991	1 for 1	56,991	451,255	July 25, 2030
November 2024 Issuance Costs					(868,653)
February 2025 Issuance Costs					(803,109)
July 2025 Issuance Costs					(770,939)
		10,515,546		1,248,965	$7,764,412
Classified as liability:
December 2022 Public Offerings	US$5.00	3,226,392	210 for 1	15,363	180,107	December 9, 2027
December 2022 Debt Settlement	US$5.00	56,141	210 for 1	267	3,135	December 9, 2027
July 2023 Public Offerings	US$2.66	1,542,194	210 for 1	7,343	—	July 21, 2028
July 2023 Pre-Funded Warrants	US$0.001	151,734	210 for 1	723	1,469	No expiry
August 2024 Public Offering	US$0.25	4,715,000	210 for 1	22,452	26,254	August 9, 2029
		9,691,461		46,148	210,965
Total outstanding warrants		20,207,007		1,295,113	$7,975,377

The fair value for the warrants issued during the year ended September 30, 2025, was determined by the Black Scholes option pricing model using the assumptions outline in Note 16(a).

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

(c)Contributed surplus

Contributed surplus consists of issued broker compensation options at fair value, the cumulative amortized fair value of share-based compensation grants since inception, less amounts transferred to share capital for exercises. If outstanding options expire or are forfeited, there is no reversal of contributed surplus.

Broker Compensation Options

In the 2023 Canadian Offering, 50,848 Canadian Compensation Options were issued. For every 210 Canadian Compensation Option are exercisable to acquire one common share, as defined in Note 16(a), at a price equal to $1,182.09 (US$867.30) for a period of two years (expiring on December 9, 2024). Based on the structure of the Compensation Option, management estimated its fair value using the Monte Carlo method (Level 2). The Company used the following key inputs in the Monte Carlo model (100,000 simulations):

	Initial Recognition
Number of securities		50,848
Exercise price – compensation option (in USD)		$4.13
1 – Year CAD/USD forward exchange rate		$1.3560
Exercise price – compensation warrant (in USD)		$1,050.00
2 – Year CAD/USD forward exchange rate		$1.3483
Share price (in CAD)		$882.00
Expected life – compensation option		1.00
Expected life – compensation warrant		2.50
Dividend	$	Nil
Volatility – compensation option		90%
Volatility – compensation warrant		75%
Risk free rate – compensation option		4.38%
Risk free rate – compensation warrant		3.15%
Fair value per warrant (CAD)		$2.46

In 2024 the Company recorded $125,086 of Canadian Compensation Options in contributed surplus, with an equal offset to share offering costs (a non-cash transaction).

Share-based compensation

On August 26, 2024, DEFSEC shareholders approved the renewal of the Long-Term Incentive Plan (the “LTIP”). The number of RSUs, PSUs, DSUs, and SARs (collectively “Share Units”) authorized for issuance pursuant to the LTIP is 1,939 Share Units. Accordingly, the Company has 710 Share Units available for future grants.

Further, the disinterested shareholders (shareholders that are not directors, officers, or other insiders of the Company) of DEFSEC approved to revise the exercise price of 2,427 stock options to $756.00, the closing price of DEFSEC common shares on the TSX-V on March 31, 2023. In accordance with IFRS 2, this resulted in an immediate fair value increase of $77,001 included in share-based compensation, with an offset to contributed surplus.

For the year ended September 30, 2025, the Company recorded share-based compensation of $113,692 (2024 - $291,761, 2023 - $373,554).

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

(i)Stock Options

The following is summary of changes in outstanding stock options for the respective periods:

		Weighted average
	Number of options	exercise price
Outstanding, at September 30, 2023	1,856	$588.00
Cancelled	(627)	653.10
Outstanding, at September 30, 2024	1,229	555.24
Cancelled	(234)	664.41
Outstanding, at September 30, 2025	995	$555.42
Options Exercisable, at September 30, 2025	995	$555.42

At September 30, 2025, all stock options had vested; therefore, the weighted average remaining vesting period was nil years (2024 – 0.87 years, 2023 - 1.87 years).

The following table summarizes information about stock options outstanding at September 30, 2025:

		Weighted	Weighted			Weighted
		average	average		Remaining	average
Exercise	Number	remaining	outstanding		exercisable	exercisable
Price	outstanding	contractual life	strike price	Exercisable	contractual life	strike price

$535.50	905	0.88	$535.50	905	0.88	$535.50
$756.00	90	0.49	756.00	90	0.49	756.00
	995	0.84	$555.42	995	0.84	$555.42

Amendment to stock option grants

For the years ended September 30, 2025 and 2024, the Company had no amended stock option grants.

(ii)Share Units

The following table shows the changes in Share Units:

	RSUs	PSUs	SARs	Total
Balance at September 30, 2023	108	$—	$265	$373
Granted	—	—	—	—
Vested and converted to common shares	—	—	—	—
Vested and repurchased for withholding taxes	—	—	—	—
Expired/Cancelled	(108)	—	(265)	(373)
Balance at September 30, 2024	—	—	—	—
Granted	—	—	—	—
Expired/Cancelled	—	—	—	—
Balance at September 30, 2025	—	—	—	—

RSUs:

Each RSU entitles the holder to receive one common share in the future, based on continued service during the applicable period.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

During the year ended September 30, 2025, the Company did not grant any RSUs (2024 – nil, 2023 – nil). There were no outstanding RSUs at September 30, 2025 (2024 – nil outstanding).

PSUs:

Each PSU entitles the holder to receive one common share in the future, based on the achievement of established performance criteria and continued service during the applicable performance period.

During the year ended September 30, 2025, the Company did not grant any PSUs (2024 – nil 2023 – nil). There were no outstanding PSUs at September 30, 2025 (2024 – nil, 2023 - fully vested).

SARs:

Each SAR entitles the holder to receive cash or common share at Company’s discretion in the future, based on continued service during the applicable period. The amount of the cash payment or the value of common shares is determined based on the increase of the share price of DEFSEC between the grant date and the exercise date. Because the Company intends to always settle in common shares, the SARs are recorded as equity-settled awards.

During the year ended September 30, 2025, the Company did not grant any SARs (2024 – nil, 2023 - nil). There were no outstanding SARs at September 30, 2025 (2024 – nil).

(iii)Share-based Compensation

For the year ended September 30, 2025, the Company recorded share-based compensation of $113,692 (2024 - $291,761, 2023 - $373,554).

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

17.Loss per share

As disclosed in Note 1(b), and Note 1(c), the Reverse Splits have been applied retrospectively herein.

The following table summarizes the calculation of the weighted average basic number of basic and diluted common shares to calculate the loss per share as reported in the statements of net loss and comprehensive loss:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2025	2024	2023
Issued common shares, beginning of year	75,200	26,744	3,682

Effect of shares issued from:

Debt settlements	5,017	160	213
2025 Private Placement	30,345	—	—
2025 U.S Public Offerings	127,028	—	—
Exercise of warrants	372,579	3,797	1
April 2024 U.S. Public Offering (Note 16(a))	—	1,663	—
June 2024 U.S. Public Offering (Note 16(a))	—	4,074	—
August 2024 U.S. Public Offering (Note 16(a))	—	2,944	—
December 2022 U.S. IPO and Canadian Offering (Note 16(a))	—	—	12,417
Over-allotment Pre-Funded Warrants (Note 15)	—	—	765
July 2023 Private Placement (Note 16(a))	—	—	1,428
July 2023 Pre-Funded Warrants (Note 15)	—	—	861
Conversion of stock units	—	—	56
Exercise of options	—	—	12

Weighted average number of basic common shares	610,169	39,382	19,435

Dilutive securities
Stock options	—	—	—
Warrants	—	—	—
Weighted average number of dilutive common shares	610,169	39,382	19,435

At September 30, 2025, 2024 and 2023, all dilutive securities were anti-dilutive because of net loss recorded for each of those years.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

18.Revenue

a)Revenue streams

DEFSEC generates revenue from the sale of products and services to its customers.

b)Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary geographical market, major products and service lines, and timing of revenue recognition.

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2025	2024	2023
Major products/service lines
Digitization	$4,018,625	$1,034,257	$819,604
Less-Lethal	914,150	465,082	411,758
Training and services	8,700	1,028	—
Other	1,151	3,961	3,088
	$4,942,626	$1,504,328	$1,234,450

Primary geographic market
United States	$364,362	$155,103	$42,780
Canada	4,578,264	1,349,225	743,200
Europe	—	—	448,470
	$4,942,626	$1,504,328	$1,234,450

Timing of revenue recognition
Products and services transferred over time	4,027,325	1,035,285	$819,604
Products transferred at a point in time	915,301	469,043	414,846
	$4,942,626	$1,504,328	$1,234,450

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized (“contracted not yet recognized”) and includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. At September 30, 2025, Company’s contracted not yet recognized revenue was $12,000 (2024 - $261,815, 2023 - $496,199), of which 100% of this amount is expected to be recognized over the next 12 months.

For the year ended September 30, 2025, two customers accounted for 65% and 12% (2024 – two customers accounted for 36% and 20%, 2023 - two customers accounted for 23% and 18%) of revenue.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

19.Expenses by nature

The following table presents a breakdown of expenses by nature for the following years:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2025	2024	2023

Employee benefits	$7,389,432	$4,378,885	$2,638,369
Professional fees	1,364,773	967,938	940,667
R&D consulting and material costs, net	758,485	774,261	556,013
Consulting fees	638,366	1,294,949	2,743,272
Insurance	636,967	690,014	716,931
Other expenses	544,798	434,682	691,566
Travel and conferences	222,405	385,759	804,481
Transfer agent and listing fees	175,878	151,854	120,690
Advertising and promotion	636	60,823	19,090
Impairment of inventory	—	113,283	—
Impairment of intangible assets	—	—	1,174,354
Royalty and license costs	—	—	305,918
Total expenses	$11,731,740	$9,252,448	$10,711,351
Allocation of cost of sales
Employee benefits	(2,100,660)	(536,245)	(123,803)
Total operating expenses	$9,631,080	$8,716,203	$10,587,548

20.Net finance costs

The following table presents a breakdown of net finance costs for the following years:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2025	2024	2023
Interest expense from:
Unsecured loan	$—	$—	$503,251
Accretion cost – accrued royalties liability	168,874	180,965	170,373
Lease obligations	78,909	70,351	37,786
CEBA term loan	—	—	8,281
Other	6,930	694	3,857
Total interest expense	254,713	252,010	723,548
Interest income	(81,838)	(55,687)	(55,514)
Gain on debt settlement	500	—	—
Net finance costs	$173,375	$196,323	$668,034

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

21.Income taxes

a)	Income tax recovery

Income tax recovery is made up of the following components:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2025	2024	2023

Current income tax recovery (expense):	$—	$—	$—
Deferred income tax (recovery) expense:	—	—	—
Net finance costs	$—	$—	$—

b)	Reconciliation of effective income tax rate

The Company’s effective income tax rate differs from the statutory rate of 26.5% that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to loss before income taxes. These differences result from the following:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2025	2024	2023

Loss before income taxes	$(9,626,694)	$(7,437,759)	$(9,306,360)
Expected statutory tax rate	26.5%	26.5%	26.5%
Expected tax recovery resulting from loss	(2,551,074)	(1,971,006)	(2,466,185)

Increase (reduction) in income taxes resulting from:
Non-deductible expenses	96,873	130,295	149,270
Foreign operations subject different tax rates	—	(21)	1,447
Fair value of warrant liabilities	(351,270)	(814,569)	(1,547,916)
Unrecognized temporary differences	2,805,471	2,655,301	3,863,384
	$—	$—	$—

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

c)Deferred tax balances

The following tables deferred tax assets (liabilities) have been recognized in the consolidated financial statements:

	Balance at	Recognized	Balance at
	September	in profit or	September
	30, 2024	loss	30, 2025

Deferred tax assets (liabilities)
Net operating loss carry forwards	$13,598	$17,489	$31,087
Unrealized foreign exchange gains on loans	—	(13,108)	(13,108)
Intangibles and development costs	(13,598)	(4,381)	(17,979)
	$—	$—	$—

	Balance at	Recognized	Balance at
	September	in profit or	September
	30, 2023	loss	30, 2024

Deferred tax assets (liabilities)
Net operating loss carry forwards	$16,869	$(3,271)	$13,598
Intangibles and development costs	(16,869)	3,271	(13,598)
	$—	$—	$—

	Balance at	Recognized	Balance at
	September	in profit or	September
	30, 2022	loss	30, 2023
Deferred tax assets (liabilities)
Net operating loss carry forwards	$26,459	$(9,590)	$16,869
Intangibles and development costs	(26,459)	9,590	(16,869)
	$—	$—	$—

d)	Unrecognized net deferred tax assets

Deferred taxes reflect the impact of loss carry forwards and of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by enacted tax laws. However, DEFSEC has not recorded net deferred tax assets at September 30, 2025, and 2024 on the following deductible temporary differences, due to the uncertainty involved in determining whether these deferred tax assets will be realized upon expiration due to DEFSEC’s limited history and cumulative operating losses since its inception.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

The following is a summary of DEFSEC’s unrecognized deductible temporary differences:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2025	2024	2023
Net operating loss carry forwards	$53,821,414	$42,737,987	$30,178,141
Share issuance costs	7,146,906	5,072,949	5,275,081
Property and equipment	226,120	1,379,540	1,399,023
Intangibles and development costs	3,501,940	171,182	1,356,922
Scientific R&D expenditures	1,583,058	1,583,058	1,583,058
Right of use asset and lease obligation	(1,165,181)	(130,912)	(75,115)
Right of use asset and lease obligation	1,303,444	203,068	143,601
Other	33,945	45,201	—
	$66,451,646	$51,062,073	$39,860,711

e)Available net operating losses

At September 30, 2025, DEFSEC has the following net operating losses in Canada available to reduce future year’s taxable income which expire as follows:

Year ended
September 30,
2025

2036	$391,014
2037	747,861
2038	1,174,797
2039	1,732,039
2040	338,504
2041	5,518,336
2042	8,592,392
2043 and thereafter	35,326,471
$53,821,414

f)	Available research and development investment tax credits

The Company has the following research and development investment tax credits available to reduce future years’ income taxes payable which expire as follows:

Year ended
September 30,
2025

2038	$13,361
2039	6,742
2040	—
2041	328,480
2043 and thereafter	—
$348,583

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

22.Financial instruments

Fair value of financial instruments

The fair values of cash and cash equivalents, restricted short-term investment, trade and other receivables (excluding sales tax recoverable), accounts payable and accrued liabilities, and deposit (included in non-current other assets), approximate carrying value because of the short-term nature of these instruments.

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

The warrant liabilities were recorded at fair value at initial recognition and are subsequently revalued at the end of each accounting period. The fair value measurement for these was Level 2.

The Company’s lease deposits and accrued royalties are initially recorded at their fairly value and are accreted to their nominal value over their respective terms. The fair value measurement for these is considered to be Level 2.

Financial risk management

The Company is exposed to a number of financial risks arising through the normal course of business as well as through its financial instruments. The Company’s overall business strategies, tolerance of risk and general risk management philosophy are determined by the Board of Directors in accordance with prevailing economic and operating conditions.

(b)Foreign currency risk

Foreign currency risk is the risk that the future cash flows or fair value of financial instruments that are denominated in a currency that is not the Company’s functional currency will fluctuate due to a change in foreign exchange rates.

For the year ended September 30, 2025, 7% (2024 – 10%, 2023 - 3%) of the Company’s revenue was denominated in U.S. dollars. The Company also procures certain raw materials denominated in U.S. dollar for product development. Accordingly, the Company is exposed to the U.S. dollar currency. Where a natural hedge cannot be achieved, a significant change in the U.S. dollar currency could have a significant effect on the Company’ financial performance, financial position, and cash flows. Currently, the Company does not use derivative instruments to hedge its U.S. dollar exposure. Throughout the year the Company held the majority of its cash assets in USD and converted to CAD on an as needed basis as the Company raises the majority of capital in USD.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

At September 30, 2025, the Company had the following net U.S. dollar exposure:

Year ended
September 30,
2025

US denominated
Assets	$4,627,168
Liabilities	(218,577)
Net US$ exposure	$4,408,591

Impact to profit if 5% movement in US$	$220,430

During the year ended September 30, 2025, the Company recorded foreign exchange gain of $114,347 (2024 - $59,191, 2023 - foreign exchange loss of $98,275).

(c)Credit risk

Credit risk is the risk of financial loss to DEFSEC if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk exposure is limited to cash, and trade and other receivables. Refer to Note 4 for the breakdown of the Company’s trade and other receivables. The Company enter into contracts with either large, financially sound global general contractors or law enforcement agencies, which mitigates the credit risk. At September 30, 2025, trade receivable balance was $1,352,216 (2024 - $455,049, 2023 - $68,530), of which $874,252 (2024 - $319,777) was current. Included in this balance are two customers representing 75% and 20% (2024 – four customers representing 28%, 21%, 16% and 11%) of trade receivables, which is a potential concentration risk; however, as these relate to government of Canada contracts the risk of being uncollectable is very low.

(d)Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet the Company’s financial obligations as they become due. the Company’s objective is to ensure that the Company has sufficient cash to meet near-term obligations when they become due, under both normal and stressed condition, without incurring unacceptable losses or risking reputational damage to DEFSEC. A key risk in managing liquidity is the degree of uncertainty in the Company’s cash flows due to its early stage in operations and the need for additional capital to fund business strategies.

At September 30, 2025, contractual obligations were as follows:

					5 years and
Payment due:	Total	Within 1 year	1 to 3 years	3 to 5 years	beyond

Minimum royalty commitments	$2,000,000	$200,000	$500,000	$600,000	$700,000
Accounts payable and accrued liabilities	2,310,662	2,310,662	—	—	—
Lease obligations	2,250,220	169,053	617,088	414,488	1,049,591
Total contractual obligations	$6,560,882	$2,679,715	$1,117,088	$1,014,488	$1,749,591

At September 30, 2025, the Company had $6,686,429 in cash and $6,027,820 in working capital (current assets less current liabilities).

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

23.Supplemental cash flow information

The following table presents changes in non-cash working capital:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2025	2024	2023

Trade and other receivables	$(925,914)	$(267,606)	$(128,387)
Inventories	13,554	9,225	(148,850)
Prepaid expenses and other	397	383,357	(440,242)
Deferred costs	(94,153)	(35,596)	—
Accounts payable and accrued liabilities	960,770	(257,257)	(1,666,486)
Contract liabilities	(112,900)	(399)	73,699
Warrant liabilities	—	(25,395)	—
Accrued royalties liability	(200,000)	(150,000)	—
	$(358,246)	$(343,671)	$(2,310,266)

The following is a summary of non-cash items that were excluded from the consolidated statements of cash flows for the year ended September 30, 2025:

●	$1,166,652 related to new leases entered into during the year;
●	$132,000 of warrants which expired during the year;
●	207,260 November 2024 private placement underwriter warrants as compensation for the offering;
●	194,450 November 2024 U.S. underwriter warrants as compensation for the offering;
●	196,970 February 2025 private placement underwriter warrants as compensation for the offering; and
●	56,991 July 2025 broker warrants.

The following is a summary of non-cash items that were excluded from the Statements of Cash Flows for the year ended September 30, 2024:

●	4,670 shares issued for debt settlement of $97,615. The debt resulted in a tail obligation relating to services rendered by a third-party consultant;
●	$44,868 non-cash share offering costs as part of the net proceeds settlement at the closing of the April 2024 US Public Offering (see Note 16(a));
●	$61,213 non-cash share offering costs as part of the net proceeds settlement at the closing of the June 2024 US Public Offering (see Note 16(a));
●	$28,631 non-cash share offering costs as part of the net proceeds settlement at the closing of the August 2024 US Registered Direct Offering (see Note 16(a)); and
●	178,131 warrants exercised throughout Fiscal 2024 in connection with past financings (see Note 15).

The following is a summary of non-cash items that were excluded from the Statements of Cash Flows for the year ended September 30, 2023:

●	$2,924,880 non-cash share offering costs and $453,102 accounts payables as part of the net proceeds settlement at the closing of the U.S. IPO and Canadian Offering;
●	25,000 warrants exercised in connection with the GhostStepTM acquisition in June 2020; and
●	$529,504 of shares issued for vested RSUs and PSUs.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

24.Segmented information

The Company’s Chairman has been identified as the chief operating decision maker. The Chairman evaluates the performance of DEFSEC and allocates resources based on the information provided by the Company’s internal management system at a consolidated level. The Company has determined that there is only one operating segment.

At September 30, 2025, we had no right-of-use assets (2024 – one for $49,563), inventory of $nil (2024 - $153,087), and equipment $nil (2024 - $76,222,) in the United States while all other property and equipment are located in Canada.

25.Commitments and contingencies

The Company, under its LC4ISR Sub-Tier Subcontract, shall meet certain Industrial and Technological Benefits (“ITBs”) targets as a condition for fulfilling the obligations in the contract. Such requirements are part of Canada’s effort to promote economic development and increased competitiveness of the defence sector and develop, grow and sustain a diverse, talented, and innovative Canadian workforce. Under the obligations, DEFSEC will spend 100% of the contract-value as Supplier Development in Canada, specifically involving Small and Medium Business (employing fewer than 250 full-time personnel), and spend 20% of the contract value as transactions involving Skills Development and Training in the areas of Defence Systems Integration, Artificial Intelligence, Cyber Resilience, or In-Service Support. As all work under the contract is being executed in Canada by DEFSEC, 100% of the Small and Medium Business requirement is expected to be met. Achievement of the Company’s Skills Development and Training requirement is expected to be met by transactions related to Senior Integrated Logistics Support Specialist (“ILS”) related roles filled under its taskings, as these have been deemed by Canada to be eligible, and DEFSEC currently has four (4) such roles of its total 17 under current taskings. While these roles are expected to fulfill its obligations over the achievement period, any penalty by way of liquidated damages, is limited in its financial impact to a maximum of 20% of the shortfall (up to 4% of total contract value). Further mitigating any potential shortfall is the ability to achieve a five (5) times multiplier for any contribution to Skills Development and Training for Indigenous Peoples or majority Indigenous-controlled educational or training facilities. Based on billings to date under this contract, the Company may have an ITB spend obligation of $134,000. Management believes it will meet the required targets within the specified timeframes. Accordingly, no liability has been recorded in these consolidated financial statements related to this commitment.

DEFSEC TECHNOLOGIES INC.

(formerly KWESST Micro Systems Inc.)

Notes to Consolidated Financial Statements

Years ended September 30, 2025, 2024 and 2023.

(Expressed in Canadian dollars)

26.Capital management

The Company’s objective in managing capital is to safeguard its ability to continue as a going concern and to sustain future development of the business. The senior management is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support the Company’s growth strategy. The Board of Directors is responsible for overseeing this process. From time to time, the Company could issue equity instruments or debt to maintain or adjust the capital structure. DEFSEC is not subject to any externally imposed capital requirements.

DEFSEC’s capital is composed of the following:

	September 30,	September 30,
	2025	2024
Debt:
Lease obligations	$1,303,450	$302,223
Warrant liability	210,965	847,295

Equity:
Share capital	$47,003,991	$37,822,725
Warrants	7,764,412	1,084,687
Contributed surplus	5,398,445	5,152,753
Accumulated other comprehensive loss	(85,077)	(38,520)
Accumulated deficit	(52,280,052)	(42,653,358)
Total capital	$9,316,134	$2,517,805

27.Subsequent events

On October 31, 2025, the Company issued 31,265 shares of common stock upon the exercise of 31,265 pre-funded warrants, which were issued as part of the July 25, 2025, share offering. The exercise price of each pre-funded warrant was $0.001 per share. The issuance was completed in accordance with the terms of the warrant agreements.

One December 17, 2025, the Company entered into definitive agreements for the purchase and sale of 566,040 Common Shares at a purchase price of CAD$3.64 (US$2.65) per Common Share in a registered direct offering. In a concurrent private placement, we issued unregistered warrants to purchase up to 566,040 Common Shares at an exercise price of CAD$4.27 per Common Share that are immediately exercisable upon issuance and expire five years following the date of issuance. The closing of the offering occurred on December 18, 2025.

ITEM 19.EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1- F-58

Exhibit No. Item	Description of Exhibit
1.1	Articles of Amendment, as updated September 4, 2020 (incorporated by reference to Exhibit 3.2 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

1.2	Articles of Amendment, as updated June 30, 2025

1.3	Certificate of Name Change dated June 30, 2025

2.1	Description of securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on January 27, 2023)

2.2	Form of Underwriter Warrant For U.S. IPO (incorporated by reference to Exhibit 4.1 to the Company’s Form F-1 filed with the SEC on November 7, 2022)

2.3	Form of Warrant Agency Agreement for U.S. IPO Warrants (incorporated by reference to Exhibit 4.2 to the Company’s Form F-1 filed with the SEC on November 7, 2022)

2.4	Form of U.S. IPO Warrant (incorporated by reference to Exhibit 4.3 to the Company’s Form F-1 filed with the SEC on November 7, 2022)

2.5	Form of U.S. IPO Pre-funded Warrant (incorporated by reference to Exhibit 4.4 to the Company’s Form F-1 filed with the SEC on November 7, 2022)

2.6	Form of Warrant Indenture for Canadian Warrants (incorporated by reference to Exhibit 4.5 to the Company’s Form F-1 filed with the SEC on November 7, 2022)

2.7	Form of Warrant Certificate for Canadian Warrants (incorporated by reference to Exhibit 4.6 to the Company’s Form F-1 filed with the SEC on November 7, 2022)

2.8	Form of Canadian Compensation Option Certificate (incorporated by reference to Exhibit 4.7 to the Company’s Form F-1 filed with the SEC on November 7, 2022)

2.9

Common Share Purchase Warrant Indenture between DEFSEC Technologies Inc. (formerly, “KWESST Micro Systems Inc.”) and TSX Trust Company, dated April 29, 2021 (incorporated by reference to Exhibit 10.7 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

2.10

First Supplemental Warrant Indenture between DEFSEC Technologies Inc. (formerly, “KWESST Micro Systems Inc.”) and TSX Trust Company, dated August 25, 2021 (incorporated by reference to Exhibit 10.8 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

2.11	Form of Private Placement Warrant (included in Exhibit 4.6 hereto)

2.12	Form of Private Placement Pre-funded Warrant (included in Exhibit 4.6 hereto)

2.13	Form of Private Placement Agent’s Warrant (included in Exhibit 4.6 hereto)

2.14	Form of Pre-funded Warrant dated April 4, 2024 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K filed with the SEC on April 8, 2024)

2.15	Form of Underwriter Warrant dated April 4, 2024 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K filed with the SEC on April 8, 2024)

2.16	Placement Agent Warrant dated June 12, 2024 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the SEC on June 14, 2024)

2.17	Form of Warrant dated August 9, 2024 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the SEC on August 12, 2024)

2.18	Form of Placement Agent Warrant dated August 9, 2024 (incorporated by reference to Exhibit 4.2 of the Company’s Form 6-K, filed with the SEC on August 12, 2024)

2.19	Form of Placement Agent Warrant dated October 28, 2024 (incorporated by reference to Exhibit 4.1 of the Company’s Form F-1 filed with the SEC on October 28, 2024)

2.20	Form of Pre-funded Warrant dated October 28, 2024 (incorporated by reference to Exhibit 4.2 of the Company’s Form F-1 filed with the SEC on October 28, 2024)

2.21	Form of Amended Pre-funded Warrant dated November 12, 2024 (incorporated by reference to Exhibit 4.20 of the Company’s Form F-3 filed with the SEC on November 29, 2024)

2.22	Form of Pre-funded Warrant dated November 12, 2024 (incorporated by reference to Exhibit 4.21 of the Company’s Form F-3 filed with the SEC on November 29, 2024)

2.23	Form of Warrant dated November 12, 2024 (incorporated by reference to Exhibit 4.22 of the Company’s Form F-3 filed with the SEC on November 29, 2024)

2.24	Form of Placement Agent Warrant dated November 12, 2024 (incorporated by reference to Exhibit 4.23 of the Company’s Form F-3 filed with the SEC on November 29, 2024)

2.25	Form of Pre-funded Warrant dated February 21, 2025 (incorporated by reference to Exhibit 4.24 of the Company’s Form F-3 filed with the SEC on February 26, 2025)

2.26	Form of Warrant dated February 21, 2025 (incorporated by reference to Exhibit 4.25 of the Company’s Form F-3 filed with the SEC on February 26, 2025)

2.27	Form of Placement Agent Warrant dated February 21, 2025 (incorporated by reference to Exhibit 4.26 of the Company’s Form F-3 filed with the SEC on February 26, 2025)

2.28	Form of Warrant dated February 24, 2025 (incorporated by reference to Exhibit 4.27 of the Company’s Form F-3 filed with the SEC on February 26, 2025)

2.29	Form of Placement Agent Warrant dated February 24, 2025 (incorporated by reference to Exhibit 4.28 of the Company’s Form F-3 filed with the SEC on February 26, 2025)

2.30	Form of Private Placement Warrant (included in Exhibit 4.14 hereto)

2.31	Form of Private Placement Pre-funded Warrant (included in Exhibit 4.14 hereto)

2.32	Form of Private Placement Agent’s Warrant (included in Exhibit 4.14 hereto)

2.33	Form of Placement Agent Warrant dated July 22, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Form F-1 filed with the SEC on July 22, 2025)

2.34	Form of Warrant (included in Exhibit 4.29 hereto)

2.35	Form of Pre-funded Warrant (included in Exhibit 4.29 hereto)

2.36	Form of Warrant dated December 17, 2025 (incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K filed with the SEC on December 18, 2025)

2.37	Form of Placement Agent Warrant dated December 17, 2025 (incorporated by reference to Exhibit 4.2 to the Company’s Form 6-K filed with the SEC on December 18, 2025)

3.1

Voting Agreement among DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.), David Luxton, and Jeff MacLeod, dated September 14, 2020 (incorporated by reference to Exhibit 9.1 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

4.1	Long-Term Performance Incentive Plan, effective March 31, 2022 (incorporated by reference to Exhibit 10.9 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

4.2

Professional Services Agreement among KWESST Inc., DEFSEC Corporation and David Luxton, dated October 1, 2019 (incorporated by reference to Exhibit 10.11 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

4.3

Amended and Restated Employment Contract between KWESST Inc. and Sean Homuth, dated November 27, 2023 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the SEC on January 22, 2024)

4.4

Form of Placement Agency Agreement between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and ThinkEquity LLC, dated July 18, 2023 (incorporated by reference to Exhibit 10.13 to the Company’s Form F-1 filed with the SEC on August 2, 2023)

4.5†

Form of Securities Purchase Agreement dated July 18, 2023 between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and the Purchasers (incorporated by reference to Exhibit 10.14 to the Company’s Form F-1 filed with the SEC on August 2, 2023)

4.6	Form of Registration Rights Agreement dated July 18, 2023 (incorporated by reference to Exhibit 10.15 to the Company’s Form F-1 filed with the SEC on August 2, 2023)

4.7	Amended Employment Contract between KWESST Inc. and Harry Webster, dated May 5, 2025 (incorporated by reference to Exhibit 10.12 to the Company’s Form F-1 filed with the SEC on July 22, 2025)

4.8	Employment Contract between KWESST Inc. and Jennifer Welsh, dated February 3, 2025 (incorporated by reference to Exhibit 10.13 to the Company’s Form F-1 filed with the SEC on July 22, 2025)

4.9

Underwriting Agreement by and between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and ThinkEquity LLC, dated April 4, 2024  (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K furnished with the SEC on April 8, 2024)

4.10†

Sub-Tier Subcontract Agreement by and between KWESST Inc. and Thales Canada Inc., dated June 7, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K furnished with the SEC on June 12, 2024)

4.11

Placement Agency Agreement by and between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and ThinkEquity LLC, dated June 12, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K furnished with the SEC on June 13, 2024)

4.12

Form of Securities Purchase Agreement, by and between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and the Purchasers thereto dated August 9, 2024 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the SEC on August 12, 2024)

4.13

Form of Placement Agency Agreement by and between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and ThinkEquity LLC, dated October 28, 2024 (incorporated by reference to Exhibit 1.1 of the Company’s Form F-1 filed with the SEC on October 28, 2024)

4.14

Form of Securities Purchase Agreement, by and between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and the Purchasers thereto, dated November 12, 2024 (incorporated by reference to Exhibit 10.2 of the Company’s Form F-3 filed with the SEC on November 29, 2024)

4.15

Form of Registration Rights Agreement, by and between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and the Purchasers thereto, dated November 12, 2024 (incorporated by reference to Exhibit 10.3 of the Company’s Form F-3 filed with the SEC on November 29, 2024)

4.16

Form of Placement Agency Agreement, by and between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and ThinkEquity LLC, dated November 12, 2024 (incorporated by reference to Exhibit 10.4 of the Company’s Form F-3 filed with the SEC on November 29, 2024)

4.17

Form of Securities Purchase Agreement between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and the Purchaser thereto dated February 21, 2025 (incorporated by reference to Exhibit 10.5 of the Company’s Form F-3 filed with the SEC on February 26, 2025)

4.18

Form of Securities Purchase Agreement between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and the Purchaser thereto dated February 21, 2025 (incorporated by reference to Exhibit 10.5 of the Company’s Form F-3 filed with the SEC on February 26, 2025)

4.19

Form of Registration Rights Agreement between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and the Purchaser thereto dated February 21, 2025 (incorporated by reference to Exhibit 10.6 of the Company’s Form F-3 filed with the SEC on February 26, 2025)

4.20

Form of Placement Agency Agreement between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and ThinkEquity LLC dated February 21, 2025 (incorporated by reference to Exhibit 10.7 of the Company’s Form F-3 filed with the SEC on February 26, 2025)

4.21

Form of Securities Purchase Agreement between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and the Purchaser thereto dated February 24, 2025 (incorporated by reference to Exhibit 10.8 of the Company’s Form F-3 filed with the SEC on February 26, 2025)

4.22

Form of Registration Rights Agreement between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and the Purchaser thereto dated February 24, 2025 (incorporated by reference to Exhibit 10.9 of the Company’s Form F-3 filed with the SEC on February 26, 2025)

4.23

Form of Placement Agency Agreement between DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) and ThinkEquity LLC dated February 24, 2025 (incorporated by reference to Exhibit 10.10 of the Company’s Form F-3 filed with the SEC on February 26, 2025)

4.24†

Form of Securities Purchase Agreement between DEFSEC Technologies Inc. and the Purchaser thereto dated July 22, 2025 (incorporated by reference to Exhibit 10.29 to the Company’s Form F-1 filed with the SEC on July 22, 2025)

4.25

Form of Securities Purchase Agreement between DEFSEC Technologies Inc. and the Purchasers thereto dated December 17, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on December 18, 2025

8.1	List of Subsidiaries of DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) (incorporated by reference to Exhibit 21.1 to the Company’s Form F-1 filed with the SEC on September 16, 2022)

11.1	Code of Business Conduct and Ethics

11.2	Information Disclosure Policy

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP

15.2	Consent of MNP LLP

16.1	Letter from KPMG LLP Regarding Change in Certifying Accountant

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on January 22, 2024)

101.INS	XBRL Instant Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)
†	Portions of this exhibit have been omitted in accordance with the rules of the SEC. DEFSEC Technologies Inc. agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DEFSEC TECHNOLIGIES INC.

Date: December 29, 2025	By:	/s/ Jennifer Welsh
	Name:	Jennifer Welsh
	Title:	CFO and Chief Compliance Officer